Form 20-F
period 2006-12-31
3SBio Inc.
filed 2007-06-29
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-33295

3SBio Inc.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing seven ordinary shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

152, 084,155 Common Shares, represented by

21,726,308 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes☐    No  ☒

3SBIO INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2006

i

INTRODUCTION

In this annual report, unless otherwise indicated:

•	the term “our company,” “we,” “us,” or “our,” or any like terms, are to 3SBio Inc. and its subsidiaries;

•	references to “China” or “PRC” are to the People’s Republic of China, excluding Hong Kong, Taiwan and Macau;

•	references to “provinces” of China are to the provinces and provincial-level municipalities and autonomous regions of China;

•	all references to “RMB” or “Renminbi” are to the legal currency of China; and

•	all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with U.S. GAAP. The selected balance sheet data as of December 31, 2003 is derived from our unaudited balance sheet as of December 31, 2003, which is not included in this annual report.

Selected consolidated financial data as of and for the years ended December 31, 2002 were omitted because the presentation of such data would require us to incur significant expense and devote extraordinary time.

	Year ended December 31,
	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income Data:
Net revenues(1):
EPIAO	44,787	64,937	84,804	98,836	12,665
TPIAO	—	—	2,795	16,056	2,057
Intefen	22,820	7,680	6,827	4,995	640
Inleusin	4,264	2,738	1,606	1,132	145
Export	896	1,736	4,990	5,878	753
Others	73	157	991	883	113

Total	72,840	77,248	102,013	127,780	16,373

Cost of revenues	(12,653)	(15,027)	(15,497)	(11,598)	(1,486)

Gross profit	60,187	62,221	86,516	116,182	14,887

Operating expenses:

	Year ended December 31,
	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income Data:
Research and development	(3,073)	(3,699)	(3,196)	(6,100)	(782)
Sales, marketing and distribution	(37,021)	(38,762)	(49,205)	(61,280)	(7,852)
General and administrative	(15,789)	(13,600)	(13,956)	(12,269)	(1,572)

Total operating expenses	(55,883)	(56,061)	(66,357)	(79,649)	(10,206)

Operating income	4,304	6,160	20,159	36,533	4,681
Other income/(expense), net
Interest expense, net	(5,748)	(5,948)	(5,407)	(3,809)	(488)
Grant income	2,518	6,442	3,771	3,146	403
Others	288	—	(850)	(192)	(25)

Total other income/(expense), net	(2,942)	494	(2,486)	(855)	(110)

Income before income tax expense and minority interests	1,362	6,654	17,673	35,678	4,571
Income tax expense	(1,201)	(226)	(1,762)	(5,217)	(668)

Income before minority interests	161	6,428	15,911	30,461	3,903
Minority interests, net of tax	349	182	144	28	4

Net income	510	6,610	16,055	30,489	3,907

Net income per share, basic and diluted	0.01	0.07	0.16	0.30	0.04

Weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998	100,000,998

Net income per ADS, basic and diluted	0.04	0.46	1.12	2.13	0.27

Weighted average number of ADSs outstanding	14,285,857	14,285,857	14,285,857	14,285,857	14,285,857

	As of December 31
	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash	10,691	20,151	25,746	25,372	3,251
Working capital(2)	(1,887)	11,851	(8,239)	49,300	6,317
Total assets	138,220	146,249	150,561	142,475	18,256
Short-term bank loans	49,000	69,000	89,000	15,000	1,922
Long-term bank loans	50,000	30,000	—	25,000	3,203
Total liabilities	119,436	121,038	109,439	68,667	8,799
Minority interests	829	646	502	474	60
Total shareholders’ equity	17,955	24,565	40,620	73,334	9,397

(1)	Net revenues consist of the invoiced value of goods sold, net of value-added taxes, or VAT, discretionary sales returns, trade discounts and allowances.
(2)	Working capital is calculated as current assets minus current liabilities.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenues and operating expenses are denominated in Renminbi. However, for the convenience of the readers, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using a current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB7.8041 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006, the last business day in year 2006.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period
2002	8.2800	8.2770	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2765	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
December	7.8041	7.8220	7.8041	7.8350
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May	7.6516	7.6773	7.6463	7.7065
June (through June 25)	7.6187	7.6370	7.6175	7.6680

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related To Our Company

We are currently dependent on our flagship product, EPIAO. A reduction in revenues of EPIAO would cause our revenues to decline and could materially harm our business.

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 83.1% of our total revenues for the year ended December 31, 2005 and 77.3% for the year ended December 31, 2006. In 2007, we announced the addition to our product portfolio the approval from the PRC State Food and Drug Administration, or the SFDA, for licenses to produce and sell pre-filled syringe EPIAO products in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO products will be an important addition to our product portfolio because of its added benefits to patients such as increased safety, ease of use and the flexibility to self-administer the medication at home. We launched these new EPIAO formats in June 2007. Also, we plan to expand our EPO franchise to include a higher dosage form of EPIAO and a second-generation version with enhanced half life. If developed and commercially launched, these products would increase our reliance on EPO-based products. We expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from EPIAO will have a direct negative impact on our business, financial condition and results of operations. Our EPO franchise and associated revenues could be adversely affected by a variety of factors, including:

•	increased competition;

•	new product introductions;

•	government-imposed pricing constraints;

•	intellectual property issues;

•	problems with raw materials supply;

•	disruptions in manufacturing or distribution; and

•	newly discovered safety issues.

Due to our relative lack of product diversification, an investment in our company may entail more risk than investments in companies that offer a wider variety of products or services. Despite our efforts, we may be unable to develop or acquire new products that would enable us to diversify our business and reduce our dependence on EPIAO products.

The commercial success of our products depends upon the degree of market acceptance among the medical community. Failure to attain market acceptance among the medical community would have an adverse impact on our operations and profitability.

The commercial success of our products depends upon the degree of market acceptance they achieve among the PRC medical community, particularly physicians and hospitals. Physicians may not prescribe or recommend our products to patients, and procurement departments of hospitals may not purchase our products. The acceptance of any of our products among the medical community will depend upon several factors, including:

•	the safety and effectiveness of the product;

•	the effectiveness of our efforts to market our products to hospitals and physicians;

•	the product’s cost effectiveness;

•	the product’s perceived advantages and disadvantages relative to competing products or treatments; and

•	the prevalence and severity of side effects.

If our products fail to attain market acceptance among the medical community, our operations and profitability would be adversely affected.

The selling prices of our products tend to decline over time. Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products. Our product development efforts may not result in commercially viable products.

As is typical in the Chinese pharmaceutical industry, the average selling prices of our products tend to decline significantly over the life of the product. These declines principally result from increased competition and change in government policies. For example, from 2004 to 2005 the average selling price of Intefen declined by 20%. Also, the recent policies of National Drug Reform Committee, or the NDRC, required that we lower prices on our higher dosage EPIAO, which we had previously sold at a premium.

We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We plan to devote substantial resources to our research and development efforts; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will suffer.

Our products face substantial competition. Other companies may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. EPIAO competes with both existing EPO drugs and potential new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interferon alpha-2 drugs include Schering-Plough (Brinny) Co. and Beijing Tri-Prime Genetic Engineering Co., Ltd., and competitors for interleukin-2 include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd. In addition, while we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, Shanghai CP Guojian Pharmaceutical Company Limited, or CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to the commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product. Our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance covering EPIAO, our legacy products, or many of our product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

Certain of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. If less invasive or less expensive alternatives to our products are dispensed or prescribed to patients, our sales could be negatively impacted. An increasing number of foreign pharmaceutical companies have introduced their pharmaceutical products into the Chinese market.

As we expand our product portfolio by adding new products and indications, as well as developing second-generation versions of existing products with the same or overlapping labels, certain of our products may be used as a substitute for our other products in the same end markets. For instance, although EPIAO and TPIAO are targeted towards patients with different indications and TPIAO is not intended to replace EPIAO in the oncology market, some doctors may prescribe TPIAO for their patients when they would have otherwise prescribed EPIAO. Consequently, the introduction of TPIAO may adversely impact sales of EPIAO.

Large Chinese state-owned and privately-owned pharmaceutical companies and foreign pharmaceutical companies may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share.

Furthermore, in order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities or engage in irrational or predatory pricing behavior. In addition, our competitors may engage in illegal acts, such as bribery. Third parties may actively engage in activities designed to undermine our brand name and product quality or to influence customer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

Our competitors may have the ability to manufacture pharmaceutical products substantially similar to ours.

Our ability to compete against our competitors is, to a significant extent, dependent upon our ability to distinguish our products from those of our competitors by providing high quality products at reasonable prices that appeal to our consumers. Many of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in our markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which may provide them with competitive advantages in terms of cost and proximity to consumers.

We have exclusivity for the manufacturing and marketing of one indication of EPIAO under an administrative protection period through 2007. We also have a monitoring period for TPIAO through May 2010. Upon expiration of the protection period or the monitoring period, other manufacturers in China may apply for approval by the SFDA to manufacture such products using similar formulae or production techniques. If other manufacturers introduce the same products or products substantially similar to ours, we will face more competitive pressure in the market and our sales and profit margin may be adversely affected.

Our business depends on our Shenyang Sunshine and EPIAO brands, and if we are not able to maintain and enhance our brands to maintain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Shenyang Sunshine and EPIAO brands has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Shenyang Sunshine and EPIAO brands is critical to maintaining our competitive advantage. In order to further penetrate our markets and launch new products, we must expand our manufacturing and sales and marketing efforts. Maintaining quality and cost-effectiveness may be more difficult to achieve.

While our sales and marketing staff will continue to further promote our brand to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill, and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., the GIBCO cell culture medium by Invitrogen Inc., the Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. For more details, see “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Certain of these raw materials, medical devices, and components are the proprietary products of these unaffiliated third-party suppliers.

We would be unable to obtain these raw materials, medical devices, or components for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, and/or due to unexpected demand, labor shortages or disputes. We would also be unable to obtain these materials, devices and components for an indeterminate period of time if such supply was subsequently found to not be in compliance with our quality standards or resulted in quality failures or product contamination and/or recall when used to manufacture, formulate, fill, or finish our products. These events could adversely affect our ability to satisfy demand for our products, which could adversely affect our product sales and operating results materially.

For example, we have occasionally experienced shortages in certain components necessary for the formulation, fill, and finish of certain of our products in our Shenyang facility without impact on our ability to supply these products. However, we may experience the shortages in the future resulting in delayed shipments, supply constraints, stock-outs and/or recalls of our products, which could result in interruptions to our production.

We depend on our distributors for sales of our products.

We rely on our network of approximately 80 distributors to distribute our own and our in-licensed products. Our distributors do not sell our products on an exclusive basis. As a result, our products face competition from similar products sold by our distributors.

Our success will depend in part on our ability to form relationships with and manage an increasing number of distributors. If our distribution network in China suffers a disruption, our financial condition and results of operations may be adversely affected.

While we have long-standing business relationships with most of our distributors and we have not, in the past three years, lost any significant distributors, we do not have long-term contracts with any distributor. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. The tables below set forth the aggregate sales to our top five distributors, expressed in RMB and as a percentage of our total sales, for the periods indicated.

	For the year ended December 31, 2004
Sales to top five distributors	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	7,662	10%
Xiamen International Economic & Trading Co., Ltd.	5,844	8%
Shanghai Pharmaceutical Co., Ltd.	5,450	7%
Shanghai Siful Medicine Co., Ltd.	2,951	4%
Nanjing Medical Co., Ltd.	2,734	3%

Total	24,641	32%

	For the year ended December 31, 2005
Sales to top five distributors	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	13,333	13%
Shanghai Pharmaceutical Co., Ltd.	8,867	9%
Shanghai Siful Medicine Co., Ltd.	4,831	5%
Nanjing Medical Co., Ltd.	4,359	4%
Guangdong Xiaoqiling Pharmacy Co., Ltd.	4,308	4%

Total	35,698	35%

	For the year ended December 31, 2006
Sales to top five distributors	Sales revenue (RMB in thousands)	% of sales revenues
Beijing Tianxingpuxin Bio-Med Co., Ltd.	15,212	12%
Shanghai Pharmaceutical Co., Ltd.	10,466	8%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	10,385	8%
Shanghai Siful Medicine Co., Ltd.	8,647	7%
Nanjing Medical Co., Ltd.	5,621	4%

Total	50,331	39%

If any one of these distributors were to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause short-term disruptions to our revenues and profitability.

If we fail to achieve specified sales goals with respect to an in-licensed product, the license agreement relating to that product may be terminated and our results of operations may suffer.

We have recently begun to distribute third-party products pursuant to in-licensing agreements with domestic pharmaceutical corporations. For example, we currently in-license Tietai Iron Sucrose Supplement and Baolijin, a granulocyte colony-stimulating factor. We anticipate that an increasing portion of our revenues during the next several years will be generated from in-licensed products. However, if we fail to achieve certain sales targets, our licensing agreement in relation to Tietai Iron Sucrose Supplement with Shenyang Borui Pharmaceutical Company Limited and Baolijin with Chengdu Institute of Biological Products will become terminable on short notice. Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chief executive officer, Dr. Jing Lou, to manage our operations. We also depend on our key research personnel such as Ms. Dongmei Su, our chief technology officer. In addition, we also rely on sales personnel, and other personnel with industry knowledge, to market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Dr. Lou, would have a material adverse effect on our business and operations. Although Dr. Lou and Ms. Su have each signed a non-competition agreement with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute.

Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. We compete for qualified personnel with other pharmaceutical companies, universities and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our future capital needs are uncertain. As a result, we may need to raise additional funds in the future.

We may require additional cash resources in the future. Our future cash needs will depend upon:

•	the extent to which our products are accepted in the market and generate cash flows;

•	the resources we devote to developing, marketing and producing our products;

•	the receipt of, and the time and expenses required to obtain and maintain, regulatory clearances and approvals;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	changed business conditions or other future developments.

Our revenues may not be sufficient to meet our operational needs and capital requirements, and needed financing may not be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. Moreover, credit arrangements in the PRC subject to government restrictions and may not be available to us on commercially reasonable terms or at all.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and made disclosures in this annual report regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and timing of product launches. As a public U.S.-listed company, we make additional announcements in our public reports and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

If we are unable to protect our products through intellectual property rights, our competitors may compete directly against us.

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We try to protect the products and technology that we consider important to our business by filing PRC patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We do not have any patent protection of commercial significance relating to EPIAO. We have patents and patent applications relating to TPIAO and certain of our other products, product candidates and technologies. For more details, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” However, the process of seeking patent protection in the PRC can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Our patent applications may be challenged, invalidated or circumvented in the future. For more details on the process for applying for and obtaining intellectual property protection in the PRC, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC patent law” and “—Trademark.”

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. We do not maintain insurance to cover intellectual property infringement.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, due to, among other reasons, lack of procedural rules for discovery and evidence, low damage awards, and lack of judicial independence. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

We depend on administrative protection and monitoring periods for certain of our products, which afford us less protection than patents.

Prior to the 1990s, Chinese pharmaceutical companies were not capable of producing innovative drugs due to financial and technical obstacles. Under China’s first patent law enacted in March 1984, drugs were not eligible for patent protection. This law, however, provided patent protection for the manufacturing methods of pharmaceuticals. The Drug Administration Law of 1984 specified that pharmaceutical products that had never been manufactured in China were classified as new drugs, and allowed Chinese pharmaceutical companies to produce drugs that are similar in structure and function to foreign drugs so long as the foreign drugs had not been manufactured inside China. To further protect the domestic pharmaceutical industry, in 1999 the SFDA’s predecessor, the State Drug Administration, issued the Regulation on New Drug Protection and Related Technology Transfer, or the 1999 Regulations, which provided a six to twelve year administrative protection period for five categories of new drugs. In December 2002, the 1999 Regulations were replaced by the Administrative Measures on the Registration of Pharmaceutical Products, or the 2002 Regulations, which were later revised in February 2005. According to the 2002 Regulations, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug. For example, for a biochemical product that has never been launched domestically or overseas, a five-year monitoring period will be granted; for a biochemical product that has been launched overseas but not domestically, only a four-year monitoring period will be granted.

We have administrative protection for one indication of EPIAO through 2007 under a six-year protection period pursuant to the 1999 Regulations, during which other pharmaceutical companies are prohibited from manufacturing EPO drugs for the same indication. We also have administrative protection for TPIAO through 2010 under a five-year monitoring period pursuant to the 2002 Regulations, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. For a detailed discussion of the mechanism for administrative protection under the relevant Chinese regulations, please refer to “Item 4. Information on Our Company— B. Business Overview—Regulations—Administrative protection and monitoring periods for new drugs”.

The period of administrative protection under these Chinese pharmaceutical regulations is considerably shorter than the exclusivity period afforded by patent protection, which, in the case of invention patents, may last up to 20 years from the national filing date of the patent directed to the product, its use or method of manufacture. Once the monitoring period expires, all third parties will be free to compete with us, unless we can exclude them from the market through patents or other intellectual property rights.

In addition, the administrative protection for EPIAO in relation to the indication of anemia associated with chemotherapy in cancer patients with non-myeloid malignancies cannot always prevent off label use of other EPO drugs for this indication. If physicians substitute similar or less expensive drugs for EPIAO, our revenues and financial condition will be adversely affected.

In addition, the PRC government has in the past and may, in the future, change the duration of the monitoring period. If this occurs, we may lose the administrative protection for our new products or the protection period may be shortened, and we may lose advantage over our competitors with respect to our new products.

If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Under the PRC Patent Law promulgated by the People’s Congress in March 1984 and later revised in September 1992 and August 2000, patent applications are maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. China adopts the first-to-file system under which whoever first files a patent application (instead of the one who makes first actual discoveries) will be awarded the patent. By contrast, U.S. patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, even after reasonable investigation we may not know with certainty whether we have infringed a third party’s patent because such third party may have filed a patent application without our knowledge while we are still developing that product. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

If a third party claims that we infringe its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes a third party’s patent;

•

a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•	we may have to reformulate our product so that it does not infringe patent rights of others, which may not be possible or could be very expensive and time-consuming.

Although to date we have not experienced any of the circumstances listed above, if any of these events occurs, our business will suffer and the market price of our ADSs could decline.

Failure to implement our growth and expansion strategy could result in deterioration in our results of operations and financial condition.

In order to achieve our internal forecasts, we must successfully implement our growth and expansion strategy. To do so, we must:

•	expand our capacity by further process optimization and new facility construction;

•	continue our research and development efforts to introduce new and more advanced products;

•	promote domestic marketing and sales development and growth;

•	expand the number, and enhance the expertise in U.S. GAAP financial reporting, of our finance staff;

•	implement our strategy to bifurcate our sales force in the nephrology and oncology areas;

•	maintain and further improve our manufacturing process and proprietary technologies to manufacture products with high quality and competitive prices; and

•	integrate any new businesses, technologies and products that we acquire by way of in-licensing, acquisitions or investments into our operations.

If we do not successfully implement this strategy, we may not be able to maintain our growth in revenues and profitability, and the market price for our ADSs will suffer.

We have grown steadily since our establishment in 1993. This expansion presented, and our anticipated growth in the future will continue to present, a significant challenge to our management and administrative systems and resources. If we do not adequately manage this challenge, our results of operations and financial condition could suffer.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

EPIAO, TPIAO and our legacy products are produced at our manufacturing facility in Shenyang. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain any insurance other than insurance for some of our properties. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our production process requires a continuous supply of electricity. We have encountered power shortages twice historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We typically generate higher levels of revenues during the third and fourth quarters of the year, primarily because of the tendency of hospitals to place more orders prior to the year-end holiday season and the fact that more people visit hospitals in the second half of the year, resulting in more prescriptions by physicians during this period. We may in the future experience significant period-to-period fluctuations in our revenues and operating results. Upon the consummation of this offering, it is possible that our revenues and operating results in some quarters may fall below the estimates of securities research analysts, which may cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, such as:

•	seasonal spending patterns of Chinese consumers, including hospitals, dialysis centers and clinics;

•

changes in pricing policies by us, our competitors or the government, an example of which is the one-time downward adjustment by the government of the price ceiling for all interferon products in China in 1999;

•	the timing and market acceptance of new products and product enhancements by us or our competitors;

•	the loss of key sales personnel or distributors;

•	our involvement in litigation;

•	changes in government policies or regulations; and

•	a downturn in general economic conditions in China.

While certain of the factors identified above, including seasonal spending patterns, changes in pricing policies, market acceptance of new products and changes in government policies, have in the past caused fluctuations in our quarterly financial results, we have not suffered any material and adverse consequences from these fluctuations in the last three years. However, many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business could be difficult to predict and manage and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We have previously operated as a private Chinese company and have little experience in complying with U.S. public company requirements. We have only recently began to prepare our financial statements in accordance with U.S. GAAP and continued compliance with these requirements will continue to increase our costs and require additional management resources.

Historically, we have primarily prepared unaudited financial statements in accordance with PRC GAAP for the purpose of tax reporting and determining the level of statutory reserves until our initial public offering. As a newly listed company, we have limited resources and a small finance and accounting team. Although we have since invested additional resources and hired additional staff, we expect to continue to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. In the short term, we are providing training for our current staff with respect to U.S. GAAP. Our training may not be sufficient or effective.

We continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and The NASDAQ Stock Market LLC, has resulted in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management on the company’s internal controls over financial reporting that contains our management’s assessment of the effectiveness of the company’s internal controls over financial reporting in our Annual Report on Form 20-F for the fiscal year ending December 31, 2007. We will also be required to include an auditor’s attestation report as to our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2008. We have begun to implement certain measures to make overall improvements to our financial reporting system, such as rolling out a computerized management information system for inventories to ensure simultaneous recording of inventory movements in both the warehouse and finance department records. Such a system would also allow up-to-date inventory ageing information to be automatically generated on a continuous basis. If we cannot successfully implement these measures in a timely manner, our ability to issue timely and accurate financial reports may be adversely affected. We have only recently hired an external Sarbanes-Oxley consultant to conduct a formal evaluation of our internal controls for purposes of Section 404, and we cannot be sure that our internal control over financial reporting will prove to be effective.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis, and to prevent fraud. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management on our internal control over financial reporting that contains our management’s assessment of the effectiveness of the company’s internal controls over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2007 and an auditor’s attestation report as to our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2008. We have only recently hired an external Sarbanes-Oxley consultant to begin a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. Delay in meeting these deadlines or failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations, and result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs, or limit or suspend our continued listing on, or cause us to delist from, The NASDAQ Stock Market LLC. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Our business benefits from certain tax and other government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry and investments by foreigners. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic- technological development area, Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our main PRC operating subsidiary, is entitled to an enterprise income tax rate of 15%, compared to a rate of 33% applicable to most domestically owned PRC companies. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a reduced tax rate of 10% for the year ended December 31, 2005. The 10% rate expired after the taxable year ended December 31, 2005 and Shenyang Sunshine’s EIT was 15% for the year ended December 31, 2006.

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress, or NPC, passed a resolution to submit the draft corporate income tax law to the Tenth NPC plenary session for voting. According to the income tax law passed at the Tenth NPC plenary session, the applicable income tax rates are increased to 25% for all corporate entities. There are possible tax relief and transition rules for new entities incorporated before the end of 2007. Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have adversely affect the taxation of Shenyang Sunshine and/or remittances by Shenyang Sunshine to us.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15.0% enterprise income tax rate even though the EIT Law does not currently define this term.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25.0% enterprise income tax rate as to their global income, including income we receive from our subsidiaries. The EIT Law also does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20.0% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the People’s Republic of China. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiaries located in China. If we declare dividends from such income, it is not clear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to the 20.0% income tax. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

As of December 31, 2006, we recorded total deferred tax assets of approximately RMB3.4 million (US$0.4 million). We are in the process of evaluating the impact of the EIT Law on our deferred tax assets and may be required to make necessary adjustments, which may result in a charge on our income tax expenses. We currently cannot estimate the amount or materiality of such charge, if any. Any material charge on our income tax expenses may have a material adverse effect on our net income in 2007. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income.

In addition, we have historically received various government grants for our research and development programs. We recorded grant income of RMB6.4 million, RMB3.8 million and RMB3.1 million (US$0.4 million) in 2004, 2005 and 2006, respectively. The grants in 2004 to 2006 primarily relate to our research and development efforts on EPIAO and TPIAO. Even though we plan to continue to apply for grants and subsidies from the PRC government for our ongoing and future research and development programs, there is no assurance that we will successfully obtain any level of grants and subsidies in future periods.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes for the current or any future taxable year.

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” or 50% or more of the value of our assets consists of “passive assets”. For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles may generally be classified as active. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in this offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this annual report. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may decline.

If we were to be or become classified as a PFIC, United States investors in our ADSs or ordinary shares may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares. See the section entitled “Taxation—United States Federal Income Tax Considerations—PFIC Considerations”.

Risks Related To Our Industry

The pharmaceutical industry in China is highly regulated, and future government regulation may place additional burdens on our business.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially adversely affect our business. In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates permits every five years. If we are unable to obtain or renew such permits or any other permits or licenses required for our operation, we will not be able to engage in the manufacture of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment may have an adverse effect on our business. Changes to the regulatory framework could materially and adversely impact our business, financial condition and results of operations.

For further information regarding recent changes in government regulations in China, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

New product development in the pharmaceutical industry is both costly and labor-intensive and has a low rate of successful commercialization.

Our success will depend in part on our ability to enhance our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs produce a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

•	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

•	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the SFDA;

•	our inability to manufacture and commercialize sufficient quantities of the product economically; and

•	proprietary rights, such as patent rights, held by others to our product candidate and their refusal to sell or license such rights to us on reasonable terms, or at all.

In addition, product development requires the accurate assessment of market trends. We cannot assure you that:

•	our new product research and development efforts will be successfully and timely completed;

•	SFDA or other regulatory bodies will grant necessary regulatory clearances or approvals on a timely basis, or at all; or

•	any product we develop will be commercialized or achieve market acceptance.

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Even if we successfully commercialize new products, these products may address markets that are currently being served by the off-label use of others of our mature products and inadvertently result in a reduction in the sales volume of our mature product or vice versa. Failure to develop, obtain necessary regulatory clearances or approvals for or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans.

Before obtaining regulatory approvals for the manufacturing and sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•

our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that we expect to be promising;

•	we might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns;

•	the time or cost of our clinical trials may be greater than we currently anticipate;

•	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•	our product candidates may produce undesirable side effects or may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive or are only modestly positive, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval; or

•	obtain approval for indications that are not as broad as intended.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether planned clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Rapid changes in the pharmaceutical industry may render our products obsolete.

The pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial know-how and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our ability to:

•	improve our existing products;

•	diversify our product portfolio; and

•	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we fail to respond to this environment by improving our existing products or developing new products in a timely fashion, or if our new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

The pharmaceutical industry is extremely competitive.

Our business is subject to competition from other pharmaceutical manufacturers. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interferon alpha-2 drugs in China include Schering-Plough (Brinny) Co. and Beijing Tri-Prime Genetic Engineering Co., Ltd., and competitors for interleukin-2 in China include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin in China include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd. Local and overseas pharmaceutical manufacturers engaged in the manufacture and sale of similar products to ours in China may have more capital resources, better research and development capabilities and more experience in manufacturing and marketing their products. Many of our competitors, including large pharmaceutical companies and other generic drug manufacturers, have employed various strategies intended to maximize their market share for previously-patented products. Competition is likely to intensify if:

•	the number of manufacturers or distributors of substitute or similar products increases due to increased market demand or increased prices;

•	competitors drastically reduce prices due to oversupply of products; or

•

competitors develop new products or substitute products having comparable medicinal applications or therapeutic effects that may be used as direct substitutes for our products and such new products or substitute products are more effective with prices comparable to or lower than our products.

If any of the above occurs, our profitability may be adversely affected.

Anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

The government has recently taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If Liaoning Sunshine or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. Recently, there have been occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.

We are subject to PRC laws and regulations concerning the discharge of effluent water and solid waste during our manufacturing processes. We are required to obtain clearances and authorizations from government authorities for the treatment and disposal of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of effluent water and solid waste may materially adversely affect our business, financial condition and results of operations.

The government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain of our business operations.

We may be required to defend lawsuits or pay damages for product liability claims. We do not have any liability or business disruption insurance, and a claim against us, or an interruption in our business, could adversely offset our reputation and our financial results.

The development and commercialization of pharmaceutical products entails an inherent risk of harm to the patient and, therefore, product liability. Even though there are no punitive damages under the PRC law, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Existing PRC laws and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability, or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

Pricing of all of our products are subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

Pursuant to the implementing rules of the Drug Administration Law, we are required to seek pricing approval for all our products from the NDRC and the price administration bureaus of the relevant provinces of the PRC in which our pharmaceutical products are manufactured. We have in the past been able to successfully obtain pricing-related approvals. In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive bidding processes for EPIAO and our legacy products every year or every other year with a pre-defined price range. In addition, recent NDRC policies required that we lower prices on our higher dosage EPIAO, which we had previously sold at a premium. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the provincial government falls below production costs, we may stop manufacturing certain products.

China’s accession to the WTO may intensify competition in the pharmaceutical industry in China.

China acceded to the WTO in December 2001. Following the accession, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products had made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and are sold at competitive prices. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s accession to the WTO, many more companies in Europe and the U.S. have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies.

Risks Related To Doing Business In China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our operations are located in China, and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, including potential investments in competing biopharmaceutical companies, may benefit the overall Chinese economy, but may also have a negative effect on us. Although we do not currently expect such measures to directly affect our use of proceeds from this offering, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Further, any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. One recent example is certain measures implemented by the Chinese government in 2006 to restrict foreign investment and speculation in the real estate sector. Although the government policies have in recent years been encouraging of the growth of the healthcare sector, future attempts by the Chinese government to slow the pace of growth of the healthcare sector or the overall Chinese economy could result in decreased capital expenditure by hospitals, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations. This could lead to a decline in our profitability.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government may take measures to restrict access to foreign currencies for current account transactions.

Our ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if Shenyang Sunshine, our wholly-owned PRC subsidiary, borrows foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We require foreign currency to purchase imported equipment and raw materials and pay dividends to our shareholders. However, we generate revenues in Renminbi. Under PRC foreign exchange rules and regulations, payments of current account items, including profit distributions and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by and/or registered with SAFE, and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. There is no assurance that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1.00 to RMB8.27 to US$1.00 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi will be pegged to a basket of currencies, which components will be adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On May 18, 2007, the Chinese government further widened the daily trading band from 3.0% to 5.0%. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. Any appreciation of Renminbi may subject us to increased competition from imports, and any devaluation of Renminbi may adversely affect the value of our net assets, earnings and declared dividends in foreign currency terms, as well as our ability to service our foreign currency obligations. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including some confirmed human cases. A major outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

Our operations are subject to the uncertainty associated with the legal system in China which could limit the legal protection available to potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. Depending on the government agency or how an application or a case is presented to such agency, we may receive less favorable interpretations of law than our competitors. In addition, any litigation in China may be protracted and result in substantial legal costs and diversion of resources and management attention. Similarly, legal uncertainty in China may limit the legal protection available to potential investors. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national law. As a result, there is substantial uncertainty as to the legal protection available to potential investors.

There may be difficulties in seeking recognition and enforcement of foreign judgments in China.

Substantially all of our assets are located in China, and most of our senior management members and directors reside in China. However, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by the courts of the United States or most other jurisdictions. As a result, it may be difficult or impossible for investors to effect service of process or enforce court judgments against our PRC subsidiaries, our assets, senior management members or directors in China.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

As a foreign invested enterprise, Shenyang Sunshine is subject to restrictions on foreign investment imposed by the PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on January 1, 2005, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely solely on dividends from our wholly owned subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries may be required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur additional debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Risks Related To Our Corporate Structure

Our contractual arrangements with Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Sunshine Pharmaceutical Company Limited, or Liaoning Sunshine, and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

Each of Beijing Sunshine and Liaoning Sunshine was established in 2000 to engage in the distribution of pharmaceutical products, primarily those which we manufacture. As part of our corporate reorganization prior to our initial public offering in February 2007, we transferred our equity ownership in Liaoning Sunshine to Mr. Dan Lou, our chairman, and our equity ownership in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, as a result of which we no longer have equity ownership interests in Beijing Sunshine or Liaoning Sunshine.

We rely on contractual arrangements to maintain control over the business and operations of these two entities. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, either Beijing Sunshine or Liaoning Sunshine could fail to take actions required for our business despite their respective contractual obligation to do so. Substantially all of our sales, including sales of our own and our in-licensed products, are conducted through Liaoning Sunshine, which was the direct contracting party with most of our key distributors. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuses to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize these sales contracts, our financial condition and results of operations will be materially and adversely affected. Beginning in January 2007, we started directly contracting with third-party distributors for the sale of the products we manufacture.

If Beijing Sunshine, Liaoning Sunshine or their respective shareholders fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that the shareholders of either Beijing Sunshine or Liaoning Sunshine will always act in our best interests.

We currently conduct our sales activities through Liaoning Sunshine and Beijing Sunshine by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

We conduct our sales activities through contractual arrangements with Liaoning Sunshine and Beijing Sunshine, each of which holds the licenses and approvals, including Pharmaceutical Trading Permits, as described in “Item. 4 Information on the Company—B. Business Overview—Regulations—Distribution of pharmaceutical products”, that are essential for the distribution of our own and in-licensed products. We have contractual arrangements with Liaoning Sunshine, Beijing Sunshine and their respective shareholders that allow us to substantially control these entities. These contracts include business cooperation agreements, which impose certain restrictions on the conduct of the Liaoning Sunshine’s and Beijing Sunshine’s businesses. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with Liaoning Sunshine and Beijing Sunshine.” We cannot assure you that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that our arrangements with Liaoning Sunshine and Beijing Sunshine comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or take other regulatory or enforcement actions against us that could be harmful to our business.

The principal shareholder of Liaoning Sunshine has potential conflicts of interest with us, which may adversely affect our business.

Liaoning Sunshine is 100% owned by Mr. Dan Lou, our chairman. While Mr. Dan Lou has a duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his ownership interests in Liaoning Sunshine. In particular, Mr. Lou may be able to cause our agreements with Liaoning Sunshine to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating Liaoning Sunshine so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to Liaoning Sunshine, which may not be in the best interest of our company and our other shareholders.

Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.

Liaoning Sunshine and Beijing Sunshine were historically engaged in business activities without requisite approvals. For example, in order to distribute pharmaceuticals as a subsidiary or investee of a foreign invested enterprise, Liaoning Sunshine and Beijing Sunshine were required to obtain approval from the Ministry of Foreign Trade and Economic Co-operation, or the MOFTEC, which was the predecessor of the Ministry of Commerce, or the MOFCOM. While Liaoning Sunshine and Beijing Sunshine had the proper permits from the SFDA, neither of them obtained this MOFTEC approval. In connection with our reorganization prior to our ADSs offering in February 2007, we have disposed of our respective equity ownerships in Liaoning Sunshine and Beijing Sunshine. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the approval from the MOFCOM, as each of them is a domestic Chinese company that is currently operating within its authorized scope of business and in the process of obtaining relevant licenses. However, the relevant PRC authorities have the authority to impose penalties for their past violations. These authorities may revoke business licenses or the permits granted by the SFDA. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that Liaoning Sunshine or Beijing Sunshine will not be subject to such type of penalties for its past violations, or that such type of penalties will not have a material adverse effect on our business.

We must receive the approval of the MOFCOM before we may purchase the equity interests in Liaoning Sunshine or Beijing Sunshine. We may not receive approval from the MOFCOM approval for such purchase on a timely basis, or at all.

We are party to two purchase agreements, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Dan Lou, our Chairman and 100% of the equity interest in Beijing Sunshine from Dongmei Su, our chief technology officer, and Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, a company owned by our employees and former employees. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine—Purchase agreements for the acquisition of equity interest in Liaoning Sunshine and Beijing Sunshine.” In order to complete the acquisition of Liaoning Sunshine or Beijing Sunshine, we must obtain the approval of the MOFCOM. While we anticipate filing for approval of the acquisition in the near future, we expect that we will not obtain the approval of the MOFCOM for several months, if at all.

Risks Related To Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

•	announcements of technological or competitive developments;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	addition or departure of our senior management and key research and development personnel;

•	changes in the economic performance or market valuations of other pharmaceutical or health care companies;

•	economic, regulatory or political developments in China;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Dan Lou, our Chairman, and his son, Dr. Jing Lou, our Chief Executive Officer, control a number of shares sufficient to influence corporate actions.

Dan Lou, the Chairman of our Board of Directors, and his son, Dr. Jing Lou, our Chief Executive Officer, together own or control approximately 11.1% of our outstanding ordinary shares after our initial public offering in February 2007. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our Board of Directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the market price of our ordinary shares or ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected. In addition, our articles of association provide that only a third of our board must stand for re-election at any annual meeting.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses.

You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of U.S. securities laws; and

•	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws or laws of any state in the U.S.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

We commenced business operations in 1993 through Shenyang Sunshine Pharmaceutical Co., Ltd., or Shenyang Sunshine, a limited liability company established in China. Prior to our initial public offering in February 2007, we established a holding company structure through the following series of corporate reorganization transactions:

•	we formed Collected Mind Limited, a British Virgin Islands company, in July 2006;

•	Collected Mind Limited acquired 100% of the equity interests of Shenyang Sunshine, which was reorganized as a wholly foreign owned enterprise, or WFOE, in July 2006; and

•	we incorporated 3SBio Inc., an exempted company in the Cayman Islands, which acquired 100% equity interest in Collected Mind in September 2006.

Our Contractual Arrangements with Liaoning Sunshine and Beijing Sunshine

Historically, we conducted our manufacturing and marketing activities through our wholly-owned subsidiary, Shenyang Sunshine, and our distribution and logistics activities through Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Sunshine Pharmaceutical Company Limited, or Liaoning Sunshine. Prior to our reorganization in anticipation of our Initial Public Offering in February 2007, Beijing Sunshine and Liaoning Sunshine, as investees of a foreign invested enterprise, engaged in distribution of pharmaceutical products without the requisite approvals from the MOFCOM. For more details, see “Item 3. Key Information—D. Risk Factors Risk factors—Risks related to our corporate structure—Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.” As part of our corporate reorganization, Shenyang Sunshine sold 45% of the equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, in October 2006, and 90% of the equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the approval from the MOFCOM, as each of them is a domestic Chinese company that is currently operating within its authorized scope of business and in the process of obtaining relevant licenses. In December 2006 and January 2007, Shenyang Sunshine entered into the following contractual arrangements with Beijing Sunshine and Liaoning Sunshine, respectively, to enable us to maintain control in these two entities. Under these contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning through its entitlement to a majority of the revenues of Beijing Sunshine and Liaoning Sunshine in the form of technology support, market development and consulting service fees.

Business cooperation agreements

Pursuant to the business cooperation agreement among Shenyang Sunshine, Liaoning Sunshine and us, Shenyang Sunshine provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s annual sales revenues as service fees. In addition, Liaoning Sunshine agrees that, without the prior written consent of a majority of our independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity. Liaoning Sunshine further agrees to distribute only those products that are produced by Shenyang Sunshine, except as otherwise agreed to by a majority of our independent directors. Shenyang Sunshine will be entitled to any intellectual property developed during the term of this contract. Similarly, Beijing Sunshine, Shenyang Sunshine and us entered into a business cooperation agreement on the same terms.

Purchase agreements for the acquisition of equity interests in Liaoning Sunshine and Beijing Sunshine

Pursuant to the purchase agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou granted Shenyang Sunshine an exclusive right to purchase, to the extent permissible under PRC law, his 100% equity interest in Liaoning Sunshine for a purchase price of RMB15.0 million, an amount equivalent to the registered capital of Liaoning Sunshine, immediately after Shenyang Sunshine obtains the requisite PRC government approval for it to acquire Liaoning Sunshine.

RMB13.5 million of the purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006. The remaining RMB1.5 million will be paid to Mr. Lou at closing. If Shenyang Sunshine fails to obtain the requisite government approval for Shenyang Sunshine to complete the acquisition within ten years, Shenyang Sunshine shall have the right to terminate the agreement and Mr. Dan Lou shall return the prepayment of RMB13.5 million to Shenyang Sunshine.

Similarly, Beijing Sunshine, Shenyang Keweier and Shenyang Sunshine entered into a purchase agreement on the same terms, except that each of Beijing Sunshine and Shenyang Keweier granted Shenyang Sunshine an exclusive right to purchase their respective equity interests in Beijing Sunshine for a purchase price equivalent to their proportionate registered capital in Beijing Sunshine.

Voting agreements

Pursuant to the voting agreement among Shenyang Sunshine, Mr. Dan Lou and Liaoning Sunshine, Mr. Dan Lou is required to consult with and follow any lawful instruction of Shenyang Sunshine whenever he exercises his rights as Liaoning Sunshine’s shareholder.

Pursuant to the voting agreement among Shenyang Sunshine, Ms. Dongmei Su, Shenyang Keweier and Beijing Sunshine, Ms. Dongmei Su and Shenyang Keweier are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as Beijing Sunshine’s shareholders.

Equity pledge agreements

Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the purchase agreement and the voting agreement. If Mr. Dan Lou breaches his contractual obligations, Shenyang Sunshine, as pledgee, will be entitled to certain rights, including the right to purchase the pledged equity interests or sell the same to any third party. Mr. Dan Lou agreed not to dispose of the pledged equity interests or take any actions that would prejudice Shenyang Sunshine’s interest.

Ms. Dongmei Su and Shenyang Keweier entered into a similar agreement with Shenyang Sunshine to pledge their respective equity interests in Beijing Sunshine to Shenyang Sunshine.

Prior to the execution of the above agreements, Shenyang Sunshine held 90% and 45% equity interests in Liaoning Sunshine and Beijing Sunshine, respectively, with the remaining interests in the two companies held by the former majority shareholder of Shenyang Sunshine, Shenyang Keweier. Both Liaoning Sunshine and Beijing Sunshine were consolidated by Shenyang Sunshine prior to the execution of the above agreements as a result of its 90% controlling interest in Liaoning Sunshine and as the primary beneficiary of Beijing Sunshine, which was deemed as a variable interest entity in accordance with Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46(R). Specifically, the total equity investment at risk of Beijing Sunshine was deemed insufficient to fund its activities without additional subordinated financial support from Shenyang Sunshine in the form of subordinated trade payable arising from the sales of products from Shenyang Sunshine to Beijing Sunshine.

As a result of the above contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine and Beijing Sunshine. As Shenyang Sunshine continues to hold the predominant variable interests in Liaoning Sunshine and Beijing Sunshine, it is deemed to be the primary beneficiary of both entities under FIN 46(R). Accordingly, the transfers of equity interests in Liaoning Sunshine and Beijing Sunshine did not change the requirement to consolidated the two entities , and the financial statements of Liaoning Sunshine and Beijing Sunshine continue to be included in our consolidated financial statements subsequent to the execution of the above agreements.

B. Business Overview

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our principal products are EPIAO and TPIAO and our legacy products are Intefen and Inleusin

We began operations in 1993 and we believe we are now one of the leading biopharmaceutical companies in China in terms of growth and profitability. Our net revenues were RMB77.2 million in 2004, RMB102.0 million in 2005 and RMB127.8 million (US$16.4 million) in 2006, representing an increase of 25.3% from 2005 to 2006. Our net income was RMB6.6 million in 2004, RMB16.1 million in 2005 and RMB30.5 million (US$3.9 million) in 2006, representing an increase of 89.9% from 2005 to 2006.

Our Principal Marketed Products

EPIAO

Launched in 1998, EPIAO is an injectable recombinant human erythropoietin, or EPO, that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions. Anemia is a condition in which insufficient oxygen is delivered to the body’s organs and tissues. EPIAO is a protein-based therapeutic comparable in structure and function to Amgen Inc.’s Epogen and Kirin Brewery Company Limited’s ESPO.

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB350 million (US$44.8 million) in 2006, representing an approximately 18% compound annual growth rate from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China. We have sold over 7.1 million vials of EPIAO since 1999. According to data derived from IMS Health, EPIAO continued to be the market leader since 2002 both in terms of revenues and sales volume, with market shares of 35% and 29% respectively in 2006.

EPIAO is approved by the SFDA for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. We have been granted exclusivity by the SFDA for the manufacturing and marketing of EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies under an administrative protection period through September 2007.

In 2007, we received from SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO will be an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We have also launched our new pre-filled syringe EPIAO format in June 2007.

We plan to complete pre-clinical trial in 2008 for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO. In addition, we are in late-stage clinical trials for a concentrated high dose (36,000 IU/vial) formulation of EPIAO, which is designed to allow for less frequent administration, benefiting both patients and doctors. We expect to complete Phase III trial in 2007 and apply for marketing approval of high-dose EPIAO in 2008. If approved, we believe it will be the highest dosage formulation available in the Chinese market.

TPIAO

We launched TPIAO, our newest internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, indicated for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. We have a monitoring period for TPIAO through 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing a similar drug, except those whose applications for clinical trials were approved by the relevant Chinese authority prior to May 2005, the commencement of TPIAO’s monitoring period. For 2006, our total revenues from TPIAO sales were RMB16.1 million, accounting for 12.6% of our overall revenues for the year. We are also conducting a late-stage clinical trial of TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them.

Our Legacy Products

In addition to EPIAO and TPIAO, we market two other protein-based therapeutics that had historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts in early 2004, and our legacy products are now marketed primarily by distributors.

Intefen Intefen is our recombinant interferon alpha-2a product. Intefen is indicated for the treatment of carcinomas of the lymphatic or hematopoietic system, such as lymphoma and leukemia, and viral infectious diseases, such as hepatitis C. We launched Intefen in the Chinese market in 1995.

Inleusin Inleusin is our recombinant human interleukin-2, or IL-2, product. Inleusin is indicated for the treatment of renal cell carcinoma, the most common form of kidney cancer, metastatic melanoma, a type of skin cancer, and thoratic fluid build-up caused by cancer and tuberculosis. Inleusin is designed to stimulate the immune system in order to fight cancer and infectious diseases. We launched Inleusin in the Chinese market in 1996.

Our In-Licensed Products

Tietai Iron Sucrose Supplement Tietai Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. We in-licensed five-year exclusive PRC distribution rights for this product from Shenyang Borui Pharmaceutical Company Limited, or Borui, in May 2006. Tietai Iron Sucrose Supplement was launched in China in 2005 by Borui. We began to generate revenues from the sale of Tietai Iron Sucrose Supplement in the beginning of 2007. We believe such product will be complementary to our EPIAO product lines as we have a strong franchise in the nephrology market in China and Tietai Iron Sucrose is designed to treat anemia associated with iron deficiency for patients with renal disease.

Baolijin Baolijin is our in-licensed recombinant human granulocyte colony-stimulating factor, or G-CSF, product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. In August 2006, we in-licensed exclusive PRC distribution rights for Baolijin from Chengdu Biological Institute for a period of five years. We believe that the addition of Baolijin to our product portfolio will complement the marketing of EPIAO and TPIAO for treatment of cancer patients receiving chemotherapy.

Licenses to Tietai Iron Sucrose Supplement and to Baolijin are held by Liaoning Sunshine Pharmaceutical Company Limited, or Liaoning Sunshine, our variable interest entity.

Export Sales

We currently market our products through distribution agreements with local agents in several developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia. Export sales accounted for 2.2% in 2004, 4.9% in 2005 and 4.6% in 2006, of our total net revenues.

Our Product Pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our product pipeline, which we expect will be a key contributor to our future growth, consists of six product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes a number of next-generation protein-based therapeutics including NuPIAO, our second-generation EPIAO product candidate; NuLeusin, our next-generation Inleusin product candidate; TPIAO for the treatment of ITP; a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and an anti-TNF humanized monoclonal antibody product candidate for the treatment of rheumatoid arthritis and other autoimmune diseases. We believe that each of these product candidates, if successfully developed and approved, would address significant market opportunities. We are required to conduct extensive preclinical and clinical trials in order to generate safety and efficacy data to support a filing for approval by the SFDA.

According to Kalorama Information, a third-party independent research firm, the total worldwide market for protein-based therapeutics increased from approximately US$25.0 billion in 2001 to US$51.0 billion in 2005, and is expected to reach approximately US$87.0 billion in 2010. Kalorama Information also estimates that, in 2005, sales in the U.S., the largest European markets (including the UK, Germany, France, Italy and Spain) and Japan accounted for approximately 61%, 20% and 7%, respectively, of the worldwide sales of protein-based therapeutics. This implies that 2005 sales of protein-based therapeutic products from the rest of the world, including China, Brazil, India and Russia, accounted for 12% of the worldwide market.

We maintain a sales and marketing force in 18 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our principal products are marketed by our 179 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and, as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors. Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC for quality and reliability.

We conduct on-site, bulk manufacturing, finishing and packaging activities for EPIAO, TPIAO, Intefen and Inleusin at our 3,000 square meter Shenyang, China facility. We also manufacture our products and product candidates for clinical trials at this facility. Our Shenyang facility was re-certified in 2005 in accordance with Chinese current Good Manufacturing Practices, or GMP, and such certificate is valid for five years until 2010. We plan to expand our plant in Shenyang to increase our manufacturing capacity, and further take advantage of our favorable cost structure.

Our Competitive Strengths

We believe that our principal competitive strengths include the following:

Leading market share for EPO in China

According to data derived from IMS Health, our flagship product, EPIAO, continued to be the market leader since 2002 both in terms of revenues and sales volume, with market shares of 35% and 29% respectively in 2006, with sales primarily generated from our initially approved renal indication. We believe that EPIAO’s leading market position is attributable to a high level of quality, efficacy, and reliability. We have more than eight years of post-marketing experience to date with EPIAO and have sold approximately 7.1 million vials from 1999 to December 31, 2006, enabling us to generate a brand that we believe is well-recognized by the medical community. We have been marketing EPO in the oncology and surgical settings in China longer than any other market participant.

Diverse portfolio of marketed products and product candidates targeting the nephrology and oncology markets

We market a diverse portfolio of internally developed protein-based therapeutics, consisting of EPIAO, TPIAO, Intefen and Inleusin. In addition, we market Tietai Iron Sucrose Supplement and Baolijin, our G-CSF product, both of which we in-license. EPIAO, TPIAO and Baolijin address the oncology market in China and represent a significant commercial opportunity for us. In addition to these marketed products, we have a diversified late-, mid-, and early-stage pipeline of product candidates that include expanded indications and enhanced second generation versions of our existing products, as well as product candidates which address other market opportunities, such as cervical cancer and rheumatoid arthritis.

Proven research and development capabilities

We have developed and commercialized four protein-based therapeutics in China. As of December 31, 2006 our research and development team consisted of 17 research personnel and medical professionals, seven of whom have extensive experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals. We have had a productive working relationship with the SFDA to date, which we feel is important when seeking regulatory approvals for therapeutics in China.

Nationwide sales and marketing network

Over the years, our sales force and high quality products have allowed us to establish our Shenyang Sunshine brand and enabled us to become one of the leading biotech companies in China. We maintain sales and marketing forces in 18 provinces and major cities in China including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our network currently consisting of 179 sales and marketing professionals and approximately 80 distributors market our principal products to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. We rely on the efforts of our sales and marketing professionals to build and strengthen our relationships with healthcare providers such as hospitals and rely on our relationships with China’s leading pharmaceutical distributors to make sure the product reaches our customers on time. Our sales force has formed strong relationships in our key target markets. We believe we have an established reputation that is synonymous with quality and reliability.

High-quality proprietary manufacturing processes with significant cost advantages

Since our inception, we have established a base of proprietary manufacturing expertise, trade secrets and know-how for producing recombinant proteins expressed either in E. Coli or mammalian cells, especially for Chinese Hamster Ovary, or CHO, cell-based manufacturing. In September 2001, we were certified as the “Model Manufacturing Base for Achievement under the National Advanced Technology Research and Development Plan” by the Ministry of Science and Technology of the PRC. We believe our Chinese cGMP-certified manufacturing facility as well as our voluntary decision to apply European Pharmacopoeia standards, an authoritative collection of manufacturing standards for medicines, have enabled us to produce high-quality products while our optimized manufacturing processes have allowed us to establish significant cost advantages, enabling us to price our products competitively while maintaining favorable margins. The significantly lower costs of raw materials and wages in China relative to other countries allow us to maintain our cost of operations at a level that we believe gives us a competitive advantage over overseas-based companies.

Operational efficiency and a track record of growth and profitability

Our low cost base translates into greater operational efficiency and higher profit margins as we increase sales volumes of our products. We have experienced rapid growth in our recent history. In 2004, our gross margin was 80.5% and net profit margin was 8.6%. In 2005, our gross margin was 84.8% and net profit margin was 15.7%. In 2006, our gross margin was 90.9% and net profit margin was 23.9%.

Experienced and market-oriented management team

Our management team has extensive experience in China’s biopharmaceutical industry and a solid understanding of Chinese and international industry best practices. Certain members of our senior management have in-depth knowledge relating to the regulatory framework in China, as well as the international market, and are experienced in managing fast-growing and entrepreneurial enterprises.

Our Strategy

Our goal is to become the leader in the research, development, manufacture and commercialization of protein-based therapeutics in China and to continue to advance our drugs to international markets. The key elements of our strategy are to:

Maximize sales of our lead product, EPIAO, in the Chinese market

We plan to continue to utilize our established sales, marketing and distribution platform to maintain our leadership in the EPO nephrology market and to further penetrate the markets for our other approved indications in oncology and surgery, to which we only recently began marketing. These indications currently represent a small portion of our sales, but we believe they could be a strong contributor to our future growth. We believe that our efforts to educate oncologists and surgeons on the applications of EPIAO in these end markets will allow us to grow sales of our flagship product.

Maximize sales of our other existing products in the nephrology and oncology markets in China

We believe that there is significant opportunity to maximize sales of our other approved products, including TPIAO, and our in-licensed products, including Tietai Iron Sucrose Supplement and Baolijin, within our specialized focus on nephrology and oncology. We were the first to market TPO in China, launching TPIAO during the first half of 2006 by utilizing the strengths of the Shenyang Sunshine brand and our existing sales and marketing network. We plan to continue to increase brand awareness and the market penetration of our existing products in China by expanding our marketing efforts and our distribution network, continuing to build relationships with hospitals and physicians and potentially entering into additional in-licensing arrangements.

Develop and commercialize candidates in our product pipeline and new products that address unmet medical needs in commercially attractive markets

We are developing a diversified portfolio of late-, mid- and early-stage protein-based product candidates. Our pipeline includes novel product candidates in addition to new enhanced versions of our existing products, and expanded indications for our currently marketed products. Our early stage programs are focused on significant commercial opportunities, including rheumatoid arthritis and HPV infection. We have a strong track record of successful product approvals and extensive knowledge of the SFDA approval process. With relatively rapid regulatory approval processes and our low manufacturing costs, we have been able to bring many of our products to market in a more cost-effective manner in China than in the United States or in the European Union. In addition, we intend to continue to evaluate and develop additional product candidates to expand our pipeline where we perceive a significant unmet medical need and attractive commercial potential. Having had four protein-based therapeutic products successfully approved to address the nephrology, oncology and surgical markets, we may also expand into other attractive areas such as immunosuppression and metabolism, and the development of additional monoclonal antibodies.

Expand our sales and marketing network

We believe that there is significant market potential for our products and that our historical product sales represent only a limited penetration of the overall potential market in China. We plan to continue to increase the footprint of our sales and marketing presence in China by selectively expanding into targeted areas such as the Provinces of Hebei, Shanxi and Anhui, and the Municipality of Tianjin and further penetrate leading hospitals both within and outside our existing network to benefit from positive trends in the PRC government’s new health insurance policies as well as increased per capita healthcare spending. We also plan to create focused sales forces in the nephrology and oncology areas to increase penetration of our key products in their respective end markets.

Continue to expand beyond the Chinese domestic market

We intend to continue to develop and expand our manufacturing capabilities in a cost-effective manner to meet growing demand for our products initially in China and gradually abroad. While we believe we currently have the capacity to meet our near-term anticipated production needs, we expect to augment our manufacturing facilities to comply with European current GMP standards in order to meet our anticipated growth and demand from our non-domestic business. Additionally, we intend to use our expertise in protein-based therapeutics to establish processes for the production of monoclonal antibody drugs.

We currently market our products through distribution agreements with local agents in several developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia, where we have obtained marketing approvals in compliance with local laws. The procedure to obtain such marketing approvals in most of these countries involves, among other things, conducting clinical trials and obtaining the local GMP certification. We plan to seek approval from the European Agency for the Evaluation of Medicinal Products, or EMEA, to market our products under the new regulations for biosimilar products and continue to expand our international presence opportunistically, initially with a focus on the European Union and additional countries where we feel there is sufficient commercial opportunity. We plan to continue to establish relationships with distribution partners in these foreign markets to sell our products. Presently we do not anticipate building a global sales and marketing infrastructure.

Acquire or in-license new technologies, products or companies

We continuously seek attractive product candidates and innovative technologies to in-license or acquire. We intend to focus on product candidates that would be marketed through our existing sales infrastructure and that represent large potential market opportunities. We believe that by pursuing selective acquisitions of companies or technologies in businesses that complement our own, we will be able to enhance our competitiveness and strengthen our market position. We believe that our relationships with many industry participants and our knowledge of, and experience in, the biotechnology industry in China allow us to better understand industry trends, technological developments and practical applications. We believe that this expertise will assist us in making acquisition decisions and position us to be a more desirable partner to companies whose products we may add to our portfolio.

Our Product Portfolio

Our principal products target large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious disease. We are currently focused on expanding the indication for our marketed products, developing next generation, enhanced versions of our marketed products, and bringing novel protein-based therapeutics to market.

The table below summarizes our products and product candidates:

*	The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in “Risk factors.” As a result, the actual timing of the indicated milestones could be very different than that indicated in the table.

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase I”: Evaluation of safety.

“Phase II”: Evaluation of safety, dosing and efficacy.

“Phase III”: Larger scale evaluation of safety and efficacy.

Our Principal Products

EPIAO

EPIAO, our flagship product, is an injectable recombinant human erythropoietin (EPO) that stimulates the production of red blood cells, cells that transport oxygen from the lungs to all cells of the body. EPO is a naturally occurring growth factor that is normally produced in healthy kidneys and regulates production of red blood cells. Adequate amounts of EPO are required to produce a sufficient number of red blood cells. A significant reduction in the number of circulating red blood cells results in anemia, a condition in which insufficient oxygen is delivered to the body’s organs and tissues. For example, patients with chronic renal failure suffer from anemia because they do not produce sufficient amounts of EPO. Anemia can also be a side effect of chemotherapy treatments for patients, sometimes forcing patients to discontinue chemotherapy.

Kalorama Information estimated the worldwide market for EPO reached approximately US$10.8 billion in 2005. Kalorama estimated that in 2005, sales in the U.S., certain European countries including the UK, Germany, France, Italy and Spain, and Japan accounted for approximately 61%, 20% and 7%, respectively, of the worldwide sales of protein-based therapeutics. According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB350 million (US$44.8 million) in 2006, representing an approximately 18% compound annual growth rate, or CAGR, from 2003 to 2006.

EPIAO is utilized as a replacement protein therapy to restore EPO to normal, or physiological levels, stimulate red blood cell production and relieve the symptoms of anemia, thereby improving the quality of life for patients with renal disease and cancer in addition to reducing the need for continuous blood transfusions. Our EPIAO products are available in four different strengths (2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial and 10,000 IU/vial) and approved for three distinct medical indications. To date, no other EPO product has been approved in China for all three indications.

•	In 1998, we received approval for the first indication, anemia associated with chronic renal failure;

•

In 2000, we received approval for the use of EPIAO to mobilize red blood cell in patients before, during and after surgery to facilitate a quicker recovery and reduce the need for blood transfusion; and

•

In 2001, we received approval for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies. These patients become anemic as a side effect of chemotherapy and as a general complication associated with cancer. For this indication, on September 6, 2001 we were also granted a six-year exclusivity under an administrative protection period ending in September 2007 during which other pharmaceutical companies are prohibited from importing or marketing a similar product.

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the twenty quarters ending with the first quarter of 2007. EPIAO is on the National Reimbursement List for the treatment of anemia associated with chronic renal failure and for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. According to IMS Health, our EPIAO has ranked number one in the Chinese EPO product market in terms of units sold and revenues since 2002. In 2006, EPIAO accounted for approximately 34.9% of the Chinese EPO market in terms of sales revenue and approximately 28.8% in terms of units sold, with sales primarily generated from our initially approved renal indication.

Subsequent to the year end 2006, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. The pre-filled syringe EPIAO will be an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched these new EPIAO formats in June 2007.

We are in the process of conducting a Phase III clinical trial for our high dose 36,000 IU/vial formulation of our first generation EPIAO, which we expect to be the first of its kind in China. In addition, we expect to complete in 2008 pre-clinical trial for our NuPIAO, our second-generation EPIAO. We have designed this product candidate to possess a longer half-life versus our first generation EPIAO and is, in this aspect, comparable to Amgen’s Aranesp. We have already filed a patent application in China for NuPIAO.

We believe our competitive advantages in marketing our EPIAO lie in the following areas:

Focus on quality. We implemented our proprietary process technology and developed quality assurance and control system in compliance with the Chinese GMP standards. Since 2004, we have applied the European Pharmacopoeia (2002 version) standards, which we believe are higher production quality standards than those required for domestic pharmaceutical manufacturers.

Broadest applications and specifications. Since 2002, our EPIAO products have been the only EPO products approved for each of the following three indications: anemia associated with chronic renal failure; red blood cell mobilization; and chemotherapy induced anemia in cancer patients. We provide our EPIAO products in four dosage forms to meet the needs of our patients and their doctors. We expect to apply for marketing approval from the SFDA of an additional high dosage form for use in chemotherapy induced anemia in 2008 which we believe, if approved, will be the highest approved dosage formulation of an EPO drug on the Chinese market.

Competitive pricing. Our economy of scale, favorable cost structure and experience in manufacturing afford us the opportunity to competitively price EPIAO while still maintaining attractive margins. In order to secure and maintain a large customer base, we have been pricing our EPIAO products at a level less than one-third of their comparables produced overseas.

Strong brand awareness. We believe our sustained marketing efforts with medical practitioners and our focus on pre-sale and post-sale services have established EPIAO and Shenyang Sunshine as well-recognized and well-received brands. We have been implementing a focused marketing strategy since launching the product in 1998. As part of this strategy, our sales representatives promote our products to doctors by visiting hospitals to better educate physicians and develop brand awareness. Our sales force has increased to 179 as of the end of April 2007 from 152 at the end of year 2006 as a result of deployment of our strategy in creating a dedicated sales team which focuses specifically on the oncology areas to supplement our existing focus in nephrology.

Clinical Trials In 1997, we completed a multicenter, randomized clinical trial with EPIAO in 194 end-stage renal disease patients. This trial compared the efficacy of our product to that of Epogen, Amgen’s recombinant EPO. The data demonstrated that our product was biologically equivalent to Epogen, as demonstrated by comparable restoration of hematocrit and hemoglobin levels, indicators of red blood cell reemergence. Additionally we did not observe any severe adverse reactions. We obtained approval from a branch of the Ministry of Health, or the MOH, a predecessor of the SFDA, in November 1997 and launched EPIAO in China in August 1998.

In 2001, we completed a multicenter, randomized, double blind, placebo-controlled clinical extension trial to evaluate the efficacy of EPIAO in 121 cancer patients with anemia resulting from their chemotherapy regimens. The primary endpoint of this clinical trial was restoration of hemoglobin and hematocrit levels. Patients received either EPIAO or a placebo three times a week for 12 weeks. The results demonstrated that EPIAO was effective in restoring hemoglobin and hematocrit levels in this patient setting. We obtained SFDA approval for this indication in September 2001 and launched EPIAO for this indication in December 2002. When we obtained the SFDA approval in September 2001, we were also granted a six-year administrative protection period for this indication of EPIAO. During the protection period, other pharmaceutical companies are prohibited from manufacturing EPO drugs for the same indication or adding the same indication on the label of any existing drugs, pursuant to the Regulations for New Drug Protection and Related Technology Transfer.

In 2000 we completed a multicenter, randomized placebo controlled extension trial in 105 patients undergoing major orthopedic surgery to evaluate the efficacy of EPIAO in mobilization of red blood cells in patients undergoing surgery. Typically, these patients require allogeneic blood transfusion, where blood comes from a donor instead of the patient himself, thereby exposing the patients to the risk of contracting blood-borne diseases. The primary endpoint of this clinical trial was also restoration of hemoglobin and hematocrit levels. Compared with placebo-controlled patients, patients who received EPIAO before, during and after the surgery had higher levels of hemoglobin and hematocrit. We received SFDA approval for this indication in 2000 and launched EPIAO for this indication in December 2002.

TPIAO

Launched in January 2006, TPIAO is our recombinant human thrombopoietin product, for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB2.8 million in 2005 and RMB16.1 million in 2006.

We began our research and development efforts on TPIAO in 1995 as part of the national “863” scientific program. After successful discovery and pre-clinical studies, we initiated clinical trials in 1999. Phase I and Phase II clinical trials were completed in 2001 and 2002, respectively, which indicated TPIAO’s safety and efficacy.

In 2003, we completed a multicenter, randomized, double-blind placebo self-controlled Phase III trial in 305 patients, 223 of whom were cancer patients receiving chemotherapy and 82 of whom were ITP patients who had failed to respond to any other form of treatment. Patients were treated with TPIAO within six to 24 hours after the first chemotherapy cycle daily for 14 days. The primary endpoints were platelet counts and reduction in the number of transfusions. In this trial, TPIAO treatment resulted in a higher platelet count in approximately 78% of the cancer patients and approximately 85% of the ITP patients. There were 18 cases of mild adverse reactions relating to TPIAO treatment, including transient flu-like symptoms, but patients spontaneously recovered without discontinuing treatment.

Although we obtained SFDA approval for TPIAO in May 2005, the SFDA has required us to conduct a Phase IV post-marketing trial on TPIAO as a supportive cancer care product. We expect that the three-arm trial will include approximately 1,000 cancer patients being treated with chemotherapy. The primary endpoint will be time to recovery of platelet count to normal levels. We initiated this trial in the fourth quarter of 2006 and plan to release clinical data for the trial in 2009.

TPIAO was approved in May 2005 with a monitoring period of five years, which will expire in May 2010. During the monitoring period other pharmaceutical companies are prohibited from manufacturing or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Although we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product. We have two issued patents in relation to TPIAO. We obtained authorization to introduce TPIAO into the Chinese market for treatment of chemotherapy-induced thrombocytopenia in 2005.

Legacy Products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics that have historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts since early 2004 and no longer heavily market these products with our own sales force.

Intefen Intefen is our recombinant human interferon alpha-2a product for the treatment of malignancies of the lymphatic or hematopoietic system, and viral infectious diseases, including adult chronic hepatitis B, acute and chronic hepatitis C, and genital warts. Interferon is a protein that occurs naturally in the body in very small amounts and comes in three main types: alpha, beta and gamma. When exposed to viruses, certain cells produce interferon, which is released into the bloodstream or intercellular fluid to induce healthy cells to produce enzymes and proteins that counter and combat the infection. The anti-cellular or immuno-regulatory functions of IFN can enable interferon products to play a central role against certain tumor and auto-immune diseases. Interferon alpha has been manufactured by pharmaceutical companies for therapeutic use against hairy-cell leukemia, hepatitis C and hepatitis B, as well as for treatment of genital warts and some rare cancers of blood and bone marrow.

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB6.8 million in 2005, representing a decrease of 11% over 2004 revenues. Revenues from our Intefen products were RMB5.0 million in 2006, representing a decrease of 26.8% over 2005.

In 1994, we completed a multicenter, randomized Phase III clinical trial with Intefen in 127 patients with hepatitis C virus, or HCV. The primary endpoints of the trial were the change in ALT, or Alanine Amino Transferase recovery rates, a measurement of liver function and HCV RNA clearance rates, a measure of the number of viruses present in the patient. The data indicated that Intefen was comparable to Schering Plough’s Intron A when measured with these two tests. The observed side effects were flu-like symptoms that were relatively minor and reversed upon discontinuation of the therapy.

Inleusin Inleusin is our recombinant human interleukin-2, or IL-2, product that is structurally and functionally the same to naturally occurring IL-2, a body immune regulator. Inleusin is indicated for treatment of renal cell carcinoma, melanoma, thoratic fluid build-up caused by cancer, and tuberculosis. IL-2 is a natural part of the body’s immune response to microbial infection. IL-2 promotes the proliferation and maturation of, among others, T-cells and natural killer cells, both of which are capable of destroying cancer cells directly. IL-2 plays a role in the development of white blood cells or lymphocytes, and anti-inflammatory reactions which are part of the regulation of the immune response.

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB1.6 million in 2005, representing a decrease of 41% over 2004 revenues. Revenues from our Inleusin products were RMB1.1 million in 2006, representing a decrease of 29.5% over 2005.

In 2002, we completed a multicenter, randomized, placebo-controlled extension study in 209 patients with tuberculosis. The primary endpoint was the reduction of severity of infection as measured by thoracic X-Ray imaging the reduction in the number of tuberculosis bacilli, an infectious organism, in a sputum smear. The data demonstrated that Inleusin effectively reduced the severity of tuberculosis in these patients.

In-Licensed Products

Tietai Iron Sucrose Supplement Tietai Iron Sucrose Supplement is a complex of polynuclear iron (III)-hydroxide, a bioavailable form of iron, in a sucrose solution for intravenous use. It is indicated for the treatment of iron deficiency anemia in patients with end-stage renal disease and generally considered to have a superior safety profile compared to other forms of iron supplements. Tietai Iron Sucrose Supplement was launched in China in 2005 by Borui, the licensor. We began to generate revenues from the sale of Tietai Iron Sucrose Supplement in the beginning of 2007.

In May 2006, we entered into an agency agreement with Borui, to in-license nationwide exclusive rights in China to market and distribute Tietai Iron Sucrose Supplement from June 1, 2006 to August 31, 2011. Pursuant to this agreement, we purchase Tietai Iron Sucrose Supplement from Borui at a fixed price and are subject to certain minimum purchase requirements, sales and market share targets for every twelve-month period starting from September 2006. As long as we achieve the sales targets during the term of the agreement, we shall have the priority right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by Borui. Our rights under the agreement will be subject to Borui’s ability to renew both its business license, which currently expires in 2008, and its license from Chengdu Tiantaishan, Tietai’s manufacturer, to distribute Tietai.

Baolijin Baolijin is our recombinant human granulocyte colony-stimulating factor, or G-CSF product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. The addition of Baolijin to our product portfolio enhances our capability to meet the unmet medical needs in supportive cancer care. According to IMS Health, the annual sales for G-CSF products in China were approximately RMB827 million in 2006. According to ASInsights Strategic Consulting Report, or ASInsights, the worldwide market for colony stimulating factors was estimated at approximately US$3.6 billion as of December 31, 2005. ASInsights estimates that as of December 2004, the world market for colony stimulating factors (CSFs) was approximately US$3.6 billion with the U.S. representing approximately 67%, Europe representing approximately 15%, Japan representing approximately 11% and the rest of the world representing approximately 7%.

In August 2006, we entered into an exclusive promotion and distribution agreement with Chengdu Institute of Biological Products, or the CIBP, to in-license nationwide exclusive rights to market and distribute Baolijin in China from August 1, 2006 to December 31, 2011. Pursuant to this agreement, we purchase Baolijin from CIBP at certain established prices and are subject to a minimum volume requirement of 150,000 units from August 1, 2006 to December 31, 2007. For each calendar year thereafter during the term of the agreement, minimum volume requirement increases by 30% incrementally. If we achieve the minimum purchase requirements during the term of the agreement, we shall have the priority right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by CIBP.

Our Product Candidates

NuPIAO

We expect to complete in 2008 pre-clinical testing for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp, in 2008. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO and is currently the only second-generation EPO product approved by the U.S. Food and Drug Administration. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both patient and caregiver. We have already filed a patent application in China for NuPIAO.

High-Dose EPIAO

In 2007, we plan to complete a clinical trial for our 36,000 IU/vial formulation of EPIAO. This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients. If our clinical trial results are positive, we plan to file an application for SFDA approval of the high-doage EPIAO in 2008. There currently is no dosage form of this kind on the market. In 2006 we initiated a randomized placebo- controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group are administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin levels.

TPIAO for the treatment of ITP

Idiopathic thrombocytopenic purpura, or ITP, is characterized by thrombocytopenia that results in bruising and bleeding that can be severe. In certain ITP patients, the immune system malfunctions, perceiving the body’s platelets as foreign and destroying them, potentially resulting in dangerously low platelet counts. Platelets are disc-shaped cells in blood that assist in the clotting process to stop bleeding. TPIAO is being investigated as a new approach to treat ITP by stimulating the TPO receptor, directly increasing platelet production to outpace platelet destruction by the immune system.

We have designed a Phase III clinical trial to study TPIAO for the treatment of ITP. The Phase III trial will be a multicenter, randomized, placebo-controlled study in 120 ITP patients. All patients will be administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group will be administered an additional 1.0 µg/kg TPIAO once daily for 14 days. The primary endpoint of this trial is the measurement of platelet counts during the 14 day treatment. We expect to release Phase III clinical trial data in 2007.

NuLeusin (IL-2)

NuLeusin, our second-generation IL-2, is a genetically modified form of IL-2 possessing the same properties as naturally occurring IL-2. It is capable of activating the immune system to recognize and eliminate certain kinds of cancer cells. The genetic modification enabled us to produce a high dosage form of IL-2 that has increased stability, which we believe has superior efficacy and tolerable therapeutic reactions profile. We believe NuLeusin is comparable to Chiron’s Proleukin, which received U.S. FDA approval for treatment of metastatic renal cell carcinoma in 1992, and for treatment of metastatic melanoma in 1998.

In 2005, we completed an open-label, nonrandomized Phase II trial of Nuleusin in 22 patients with metastatic renal cell carcinoma. Patients were treated subcutaneously with Nuleusin every 12 hours for the first five days and then daily for five weeks. The primary endpoints were whether the patients respond to the treatment in terms of the reduction in size of their tumors after receiving treatment. The data demonstrated that Nuleusin effectively reduced the size of the tumors in these patients. There were no serious adverse events reported in this study.

We are currently conducting a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma.

SSS08 (HPV Vaccine)

HPV is a common virus that is often passed on through genital contact, typically during sexual contact. At least 50% of sexually active people will get HPV at some time in their lives. About 40 types of HPV can infect the genital areas of men and women. While most strains of HPV cause no symptoms and resolve without treatment, some strains of HPV can cause cervical cancer in women.

Worldwide, cervical cancer is the second most common cancer in women; and according to the U.S. Food and Drug Administration, it is estimated to cause, on average, over 470,000 new cases and 233,000 deaths each year. In the majority of developing countries, cervical cancer remains the number one cause of cancer-related deaths among women, with women in developing countries accounting for approximately 85% of both the yearly cases and deaths from cervical cancer worldwide.

In 1995, scientists from Merck & Co., Inc. and MedImmune Inc., separately, demonstrated that expression of the papilloma virus major capsid gene L1 alone, or together with the minor capsid protein L2, is sufficient for the generation of virus-like particles, or VLPs. VLPs mimic in some aspects the infection with virions and induce virus-neutralizing antibodies, making them an attractive candidate for developing a prophylactic vaccine against HPV infections. In June 2006, Merck received approval from the U.S. FDA for its vaccine targeting four strains of HPV that cause approximately 70% of cervical cancers and approximately 90 percent of genital warts. Our HPV vaccine candidate also targets VLPs of HPV-16 and HPV-18.

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we plan to develop in collaboration with Epitomics, Inc., a US-based biotechnology company. Tumor necrosis factor a (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule. SSS07 is designed to prevent activating of the inflammation signalling cascade. Several TNF inhibitors have been approved by US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab). According to Evaluate Pharma, the total worldwide sales for this product category in 2005 were approximately US$8.2 billion, significant majority of which came from US and European markets.

We are currently developing our anti-TNF monoclonal antibody product candidate in collaboration with Epitomics, Inc., an US-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. The antibody we selected demonstrated that it is able to neutralize TNF activity in specific assays more effectively than Remicade and Humira, two approved anti-TNF antibodies.

In March 2006, we entered into a collaboration agreement with Epitomics Inc. under which we were granted an exclusive, royalty bearing, non-transferable and perpetual license in the field of therapeutic usage in order to develop and conduct clinical trials to obtain SFDA approval for the humanized rabbit anti-TNF alpha monoclonal antibody compounds. Under the agreement, we were also granted the right to manufacture, sell, market and distribute (including distributions by engaging third parties) in China anti-TNF alpha monoclonal antibody therapeutics covered under the intellectual property rights owned by Epitomics. We were required to pay an upfront lump sum fee and a royalty payment equivalent to a certain percentage of the net sales of therapeutic products should they reach market. Under the agreement, we granted Epitomics the right to use all intellectual property generated during the development of the therapeutic product. However, if Epitomics uses this intellectual property for the development of the same therapeutic product outside of China, Epitomics shall pay us a royalty equivalent to a certain percentage of the financial benefit from licenses and product sales. If any new developments or agents are created as a result of the collaboration agreement, we will grant to Epitomics a “right of first refusal” with regard to the commercialization of such agents. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

Marketing, Sales and Distribution

We maintain a sales and marketing force in 18 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. Our principal products EPIAO and TPIAO are currently marketed by our 179 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 800 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors.

We select our distributors based on their reputation, market coverage, and sales experience. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

Hospitals in China typically purchase medical products on credit and sometimes do not make payment until more than a year after the purchase. By contrast, the average credit terms that we give to our distributors range from 60 days to 180 days, with the majority averaging around 90 days from the date of our delivery, regardless of whether payments from the hospital to the distributors are received. We believe by selling our products through distributors, we achieve an improved collection rate on our accounts receivable and reduce bad debt expense.

We have a sales department centered in Beijing. We also have a marketing department located in Shanghai, with 11 full-time professionals responsible for product development. In our headquarters in Shenyang, we have 19 employees responsible for product distribution, shipment and handling, and the management of account receivables.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our products. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products.

Customer and supplier concentration

Sales to our top ten distributors accounted for approximately 44% of our overall net revenues in 2004, 50% of our overall net revenues in 2005 and 54% of our overall net revenues in 2006.

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 39.8% and 17.8%, respectively, 2006. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. We believe that our switching cost for our suppliers is not high because alternative suppliers are readily available.

Research and Development

As of December 31, 2006, our research and development team consisted of 17 research personnel and medical professionals. Our research and development staff consists of medical and biotechnology professionals, including two PhDs, two MDs and three holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct our research and development activities in our facilities in Shenyang. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “—Our Product Pipeline” above.

Our R&D expenses for the years ended December 31, 2004, 2005 and 2006 were RMB3.7 million, RMB3.2 million, RMB6.1 million (US$0.8 million) respectively.

Intellectual Property

We expect that we will, in the future, rely on patents to protect our proprietary technology. While we currently expect to seek patent protection only in China, we may opportunistically seek patents to protect our innovations in other jurisdictions in the future. In China, patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

We currently own five issued PRC patents relating to:

•	the composition of matter of TPIAO, expiring in 2015;

•	a method of manufacturing TPIAO, expiring in 2020;

•	a method and application thereof relating to our manufacturing processes, expiring in 2021;

•	a formulation of Interferon-alpha that does not relate to our marketed products, expiring in 2022; and

•	a formulation of EPIAO, expiring in 2023.

We have also filed two pending PRC patent applications relating to a method for producing recombinant Interferon-alpha and manufacturing of interleukin analogues. We do not own any foreign patents or patent applications. In addition, we own 11 registered trademarks relating to EPIAO, TPIAO, Intefen and Inleusin.

We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. Further, as a matter of company policy, all scientific and technical employees have entered into agreements that generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by them. However, these agreements may not effectively prevent disclosure of our confidential information or provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend upon subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether. PRC patent and trademark laws are discussed in greater detail in “—Regulations—Patent and trademark protection.”

We cannot assure you that any of our intellectual properties will be able to provide us with meaningful protection or commercial advantages. Despite any measures we take to protect our intellectual property, no assurance can be made that unauthorized parties will not attempt to copy aspects of our products, manufacturing processes or our proprietary technology or to otherwise obtain and use information that we regard as proprietary. The protection of intellectual property rights and proprietary information in China may not be as effective as in the United States or other countries. For example, implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations.

To date we have not been involved in any significant intellectual property disputes, or encountered major difficulties in enforcing our intellectual property rights in China.

Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing, and formulation, fill, and finish activities which produce EPIAO, TPIAO, Intefen, Inleusin and other product candidates for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facility is re-certified in accordance with Chinese current Good Manufacturing Practices, or GMP, and such GMP certificate is valid for five years, until 2010. We specialize in manufacturing protein with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems. Our facilities gives us the capability to manufacture products at up to 105-grams scale using bacterial production systems for our legacy products and up to 270-grams scale using mammalian cell expression systems for EPIAO and TPIAO. We generally produce our products based on quarterly forecasts orders and anticipated additional orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials. Raw materials and supplies are generally available from various suppliers in quantities adequate to meet our needs. However, we have single-source suppliers for some components and value-added steps, including EPO Elisa Kit by R&D systems Inc, GIBCO cell culture medium by Invitrogen Inc., Pharmacia chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. We have not experienced any disruptions in the supply of these raw materials in the past. Unlike in the United States, we do not need SFDA approval to change suppliers. In the event that any one of these supply arrangements or agreements is terminated or the ability of any one of these suppliers to perform under our agreements were to be materially adversely affected, we believe that we will be able to locate, qualify and enter into an agreement with a new supplier on a timely basis. We maintain long-term relationships with most of our suppliers and place orders from these suppliers from time to time on an as-needed basis. We expect that our existing manufacturing facilities and outside sources will allow us to meet near-term manufacturing needs for our commercial products and other products that are in clinical trials.

We have long-term relationships with certain of our sole suppliers and periodically place orders to specify the price, specifications, quantity and time of delivery for raw materials on an as-needed basis. For example, Invitrogen Inc. is our single largest raw material supplier of BPT-6N medium. On December 6, 2004, we entered into a one-time purchase agreement with Invitrogen (GIBCO) Shanghai Representative Office to purchase customer-made BPT-6N media with a 30% down payment and 70% payment upon delivery of the total purchase price. On March 8, 2006, we entered into another one-time purchase agreement with Invitrogen Hong Kong Co., Ltd. to purchase customer-made BPT-6 culture medium with a 30% down payment and 70% payment upon delivery of the total purchase price. Under the March 8, 2006 agreement, we agreed not to resell such product to any third party. Shanghai Weike Biochemical Reagent Co. Ltd., or Weike, is our third largest raw material supplier of fetal calf serum, or FCS. On April 12, 2005, we entered into a one-time purchase agreement to purchase FCS with payment to be made within 30 days upon delivery of each bulk of the products.

As part of our overall strategy to increase our manufacturing capacity, we plan to expand our plant in Shenyang and have acquired the land and drafted the plans to execute on this strategy.

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with SFDA regulations. Our four laboratories fully comply with the Chinese GMP Guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. European Pharmacopoeia 2002 version on quality control has been implemented by us since 2004.

Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Certificates and Permits

Our pharmaceutical manufacturing enterprise permit was issued by Liaoning Food and Drug Administration, or Liaoning FDA, on January 1, 2006 and will expire on December 31, 2010. Liaoning Sunshine’s pharmaceutical distribution enterprise permit was issued by Liaoning FDA on January 1, 2005 and will expire on December 31, 2009. Our GMP certificate in relation to TPIAO was issued by the SFDA on July 29, 2005 and will expire on July 28, 2010. Our GMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on April 14, 2005 and will expire on April 14, 2010.

Competition

The market for protein therapeutics is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies may have substantially greater capital resources, research and development staff, facilities and experience at conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and “Yi Pei” by Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interleukin-2 in China include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd. and competitors for Baolijin in China include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd.

We believe that competition and leadership in our industry are based on managerial and technological superiority, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing. We believe we are well positioned to compete in the fast-developing Chinese protein-based market with our strong Shenyang Sunshine brand, diverse product portfolio, proven R&D capabilities, established sales and marketing network and favorable cost structure.

Facilities

Our state-of-art manufacturing facilities are located in Shenyang Economy & Technology Development Zone, where we own three buildings with an aggregate of approximately 3,000 square meters of office, research and development and manufacturing spaces, including cleanrooms of approximately 1,600 square meters. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and manufacturing expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. We believe that our existing facilities are adequate to meet our current and foreseeable future requirements within three years. We also plan to build new manufacturing facilities in Shenyang to meet increased demand for our products. We have purchased the relevant land use rights, completed design of such manufacturing facility and are currently conducting evaluation of the manufacturing facility to meet EMEA requirements.

Employees

We had 235, 272 and 313 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2006:

As of December 31, 2006
Manufacturing and services	79
Research and development	17
General and administration	65
Marketing and sales	152

Total	313

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which require us to contribute amounts equal to 14.4%, 17.7% and 15.5%, respectively, of our employees’ aggregate base salaries to these statutory plans for the years ended December 31, 2004, 2005 and 2006.

Also, in accordance with PRC regulations, we contribute amounts equal to 2.9%, 3.8% and 3.6% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively, for the years ended December 31, 2004, 2005 and 2006.

Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations relating to our business.

Regulatory authorities

In the PRC, the State Food and Drug Administration, or the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The primary responsibilities of the SFDA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine, or TCM;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments.

Drug administration laws and regulations

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have laid down the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products including the development and manufacturing of new drugs and medicinal preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and the advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality of pharmaceutical products and the safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 to provide detailed implementation regulations for the revised PRC Drug Administration Law.

Examination and approval of new medicines

In October 2002, the SFDA announced the Administrative Measures on the Registration of Pharmaceutical Products, which were later revised on February 28, 2005. Under the current applicable regulations, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Administrative Measures on the Registration of Pharmaceutical Products, the approval of new medicines requires the following steps:

•

Upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine shall be submitted to the drug regulatory authorities at the provincial level for review. After completion of its review the drug regulatory authorities at the provincial level shall submit their opinion and report to the SFDA for review;

•

if all the requirements are complied with, the SFDA will issue a notice of acceptance of application and proceed with its assessment on whether or not to grant the approval for conducting the clinical research on the new medicine;

•

after obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Medicine Registration Measures) at institutions with appropriate qualification:

•

Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.

•

Phase II refers to the stage of preliminary evolution of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.

•

Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof, and, eventually, to provide sufficient basis for review of the medicine registration application.

•

after completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory authorities at the provincial level and shall provide raw materials of the standard products to the PRC National Institute for the Control of Pharmaceutical and Biological Products;

•

the drug regulatory authorities at the provincial level shall then review the relevant documents, conduct site inspections and sample examinations and thereafter submit their opinion, inspection report and other application materials to the SFDA for review;

•

the PRC National Institute for the Control of Pharmaceutical and Biological Products will arrange for the examination of the sample new drug supplied by the relevant medicine examination institutes and will then issue the examination result report to the SFDA; and

•

if all the regulatory requirements are satisfied, the SFDA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid Pharmaceutical Manufacturing Permit and the requisite production conditions for the new medicine have been met).

Permits and licenses for manufacturing and registration of drugs

Production License. To manufacture pharmaceutical products in the PRC, a pharmaceutical manufacturing enterprise must first obtain a Pharmaceutical Manufacturing Permit issued by the relevant pharmaceutical administrative authorities at the provincial level where the enterprise is located. Among other things, such a permit must set forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

Each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Manufacturing Permit is subject to review by the relevant regulatory authorities on an annual basis. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

Business Licenses. In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the administrative bureau of industry and commerce at the local level after it has obtained the requisite Pharmaceutical Manufacturing Permit. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

Registration of Pharmaceutical Products. All pharmaceutical products that are produced in the PRC must bear a registered number issued by the SFDA in the PRC, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

GMP Certificates. The World Health Organization encourages the adoption of good manufacturing practice, or GMP, standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

The Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

Administrative protection and monitoring periods for new drugs

In April 1999, the SFDA promulgated the Regulations for New Drug Protection and Related Technology Transfer, or the 1999 Regulations, which provided a six to twelve year administrative protection period for different categories of new drugs. During the protection period of a new drug manufactured by a specific pharmaceutical company, other enterprises or individuals are prohibited from manufacturing a similar drug or expanding the label of any existing drug to include the same indication. In December 2002, the 1999 Regulations were replaced by the Administrative Measures on the Registration of Pharmaceutical Products, or the 2002 Regulations, which were later revised in February 2005. However, according to an official notice of the SFDA, administrative protection periods granted prior to September 2002 pursuant to the 1999 Regulations will stay valid until their respective expiration dates.

According to the 2002 Regulations, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug. For example, for a biochemical product that has never been launched domestically or overseas, a five-year monitoring period will be granted; for a biochemical product that has been launched overseas but not domestically, only a four-year monitoring period will be granted.

During the monitoring period of a new drug, the SFDA will not approve any other enterprise’s application to manufacture or import a similar new drug. The only exception is that the SFDA will continue to handle any application if, prior to the commencement of the monitoring period, the SFDA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the SFDA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

Any applicant who is not satisfied with the SFDA’s decision can appeal within ten days of its receipt of the SFDA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the SFDA or file an administrative lawsuit with a people’s court in China.

Distribution of pharmaceutical products

According to the PRC Drug Administration Law and its implementing regulations and the Administrative Measures on Oversight of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

•	wholesalers and distributors holding Pharmaceutical Trading Permits;

•	other holders of Pharmaceutical Manufacturing Permits; or

•	medical practitioners holding Medical Practice Permits.

A pharmaceutical manufacturer in the PRC is prohibited from selling its products to end-users, or individuals or entities other than holders of Pharmaceutical Trading Permits, the Pharmaceutical Manufacturing Permits or the Medical Practice Permits.

The granting of a Pharmaceutical Trading Permit to wholesalers shall be subject to approval of the provincial level FDA, while the granting of a retailer permit shall be subject to the approval of the FDA above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, and neither may pharmaceutical retailers engage in wholesale.

A pharmaceutical distributor shall satisfy the following requirements:

•	Personnel with pharmaceutical expertise as qualified according to law;

•	Business site, facilities, warehousing and sanitary environment compatible to the distributed pharmaceutical products;

•	Quality management system and personnel compatible to the distributed pharmaceutical products; and

•	Rules and regulations to ensure the quality of the distributed pharmaceutical products.

Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules and shall be granted a certificate under such rules by the SFDA.

Pharmaceutical distributors must keep true and complete records of any pharmaceutical products purchased, distributed or sold with the generic name of such products, specification, approval code, term, manufacturer, purchasing or selling party, price and date of purchase or sale. A pharmaceutical distributor must keep such record at least until one year after the expiry date of such products and in any case, such record must be kept for no less than three years. Penalties may be imposed for any violation of record-keeping.

Pharmaceutical distributors can only distribute pharmaceutical products obtained to those with a Pharmaceutical Manufacturing Permit and a Pharmaceutical Trading Permit.

Price control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC, or the NDRC, and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether the products are newly developed products, and the status of implementing the GMP Guidelines by the manufacturer of the relevant product.

The prices of pharmaceutical products included in the price control lists are subject to adjustment upon approval by the price administration authorities from time to time. Pharmaceutical enterprises in the PRC are required to submit cost related information such as raw material prices regularly to the relevant authorities, so that the authorities could take into account the prevailing market conditions when setting the prices. The price administration authorities may approve adjustments to the price of pharmaceutical products upon the pharmaceutical manufacturer’s request if material changes in the cost structure in producing the pharmaceutical products or significant changes in demand for these pharmaceutical products are recognized.

Product liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated on April 12, 1986, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000. Pursuant to the Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated which provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

Health insurance system

According to the State Council Decision On the Establishment of the Basic Medical Insurance System of Staff in Cities and Town promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the social medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance Drug Catalogue with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the catalogue are covered by the medical insurance system. The labor and social security authorities at the provincial level may, subject to ratification by the Ministry of Labor and Social Security, make amendments to the list of category B drugs in the catalogue to a small extent to suit local needs.

PRC patent law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the China Patent Law, in 1985. Pharmaceutical inventions were not patentable under the China Patent Law until 1994. Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

Patent prosecution

The Chinese patent prosecution system is different from the U.S. system in a number of ways. The Chinese patent system, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to discover to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, any prior written or oral publication, demonstration or use before filing the patent application prevents an invention from being patented in the PRC. Conversely, inventors in the United States have a one year grace period after publication of the invention in which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, which each have independent patent systems. Patents are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages cannot still be determined, statutory damages from RMB5,000 to 500,000 may be requested. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if a the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory license

Under the Patent Law, where a person possesses the means to utilize a patented technology, but such person cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, SIPO is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. We do not believe a compulsory license has yet been granted by the SIPO.

International patent treaties

The PRC is also a signatory to all major intellectual property conventions, including Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademarks

The PRC Trademark Law was promulgated in 1982, followed by the PRC Trademark Implementing Regulations in 1988, and was amended on October 27, 2001. As noted above, the PRC is a signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the country. Like patents, the PRC has adopted a “first-to-file” principle with respect to trademarks.

PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:

•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•

counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark as were counterfeited, or made without authorization;

•	changing a registered trademark and putting commodities on which the changed registered trademark is used into the market without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

•

The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce (the “AIC”) which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy the representations of the trademark in question and impose a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may apply to have the decision reconsidered.

•	The trademark owner may institute civil proceedings directly with the court. Civil redress for trademark infringement includes:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

•

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement during the infringement, or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

•	If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ.

Other national and provincial level laws and regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We also comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

Regulation of foreign currency exchange and dividend distribution

Foreign currency exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	the Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises in China, such as Shenyang Sunshine, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	the Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds, bonus and welfare funds. These funds are not distributable as cash dividends.

Regulation of foreign exchange in certain onshore and offshore transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice No. 75, which became effective as of November 1, 2005.

Pursuant to Notice No.75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either the injection of equity interests or assets of an onshore enterprise to the offshore company, or the completion of any overseas fundraising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment or (e) the provision of a guarantee to third parties.

Under Notice No. 75, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on overseas listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006 the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs, which may continue to have an impact on us as a company newly listed overseas.

Company law

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares. It is expected that the WFOE Law and its implementation rules will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Shenyang Sunshine is governed by both the PRC Company Law and the WFOE Law and its implementation rules. We believe that Shenyang Sunshine will be able to benefit from a more flexible and business-friendly company law regime under the new PRC Company Law. For example, the amended PRC Company Law eliminates a restriction which limited the amount of equity investments a company could make to a maximum of 50% of such company’s net assets. With the removal of this restriction, Shenyang Sunshine may have increased flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, Shenyang Sunshine may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company.

C. Organizational Structure

The following diagram illustrates our current corporate structure and jurisdiction of incorporation of each of our affiliated entities:

D. Property, Plant and Equipment

Please refer to “—B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following in conjunction with our audited consolidated balance sheets for the years ended December 31, 2005 and 2006, consolidated statements of income for the years ended December 2004, 2005 and 2006, in each case together with the accompanying notes, all included elsewhere in this document. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors”.

A. Operating Results

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993. Our principal products are EPIAO and TPIAO , and our legacy products are Intefen and Inleusin . Our newest internally developed product, TPIAO, was launched in January 2006, which has continued to gain market acceptance, ending the fiscal year 2006 as our second largest revenue contributor, accounting for 12.6% of our revenues for the year 2006. Substantially all of our net revenues and profits have been derived from these four existing products. We conduct our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine.

We conduct our distribution and logistics activities through Beijing Sunshine Bio-product Sales Company Limited, or Beijing Sunshine, and Liaoning Sunshine Pharmaceutical Company Limited, or Liaoning Sunshine. Liaoning Sunshine is a PRC limited liability company that is wholly owned by Dan Lou, our chairman. Beijing Sunshine is a PRC limited liability company that is 55% owned by Shenyang Keweier, a company owned by our employees and former employees, and 45% owned by Dongmei Su, our chief technology officer. Liaoning Sunshine holds the licenses to the Tietai Iron Sucrose Supplement and to Baolijin. Beijing Sunshine and Liaoning Sunshine are variable interest entities whose results are consolidated in our financial statements. For more details, see “Note 1 Principal activities, reorganization and basis of presentation” to our consolidated financial statement.

For the two years ended December 31, 2005 and 2006, EPIAO generated approximately 83.1% and 77.3% of our overall net revenues, respectively. The decrease was due to the launch in early 2006 of our TPIAO and its quick market acceptance since launch, which has rapidly become our second largest revenue contributor. According to data derived from IMS Health and internally, EPIAO continued to be the market leader both in terms of revenues and sales volume, with market shares of 35% and 29%, respectively, for the year 2006. Subsequent to the year end 2006, we received from the SFDA licenses to produce and to sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. The pre-filled syringe EPIAO will be an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched the new EPIAO formats in June 2007.

In 2005 and 2006, approximately 8.3% and 4.8% of overall net revenues were generated by sales of our legacy products Inleusin and Intefen. Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed exclusive distribution rights for a prescription iron sucrose supplement product, Tietai, which we began to market in August 2006. Also, in August 2006, we in-licensed exclusive distribution rights for Baolijin, a recombinant human granulocyte colony-stimulating factor, a protein that stimulates production of white blood cells.

We are actively pursuing six product candidates in late-, mid- and early-stage clinical and pre-clinical development, including a high dosage EPIAO and NuPIAO, our second-generation EPIAO. We also have development programs for a new indication for our TPIAO to treat ITP, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer, a HPV vaccine for the prevention of cervical cancer and an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases.

We primarily sell our products in China. We also export a small portion of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constitute a small percentage at 4.6% of our total sales for fiscal 2006, we intend to continue to develop in the future because of its growing opportunity.

Financing History

Shenyang Sunshine, our predecessor and now our operating subsidiary, was formed in 1993. Since our inception, we have focused our activities on research and product development by funding our research and development projects and business expansion with cash generated from operations, debt financing, equity issuances and various government grants. Our initial capital was contributed by our majority shareholder, Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, in form of assets and technology transfer with a small amount of cash funding from our strategic investor, Montgomery Bio-Medicine Inc. in the subsequent few years. In 1995, we began marketing Intefen and initiated the research and development of TPIAO. In 1998, we began marketing EPIAO. From 1997 to 2004, we obtained government grants for a total of approximately RMB15 million and RMB9.8 million to fund the manufacturing capacity expansion for EPIAO and TPIAO research and development, respectively. We expect that we will be able to fund our growing operations and capital expenditures with our working capital and the proceeds of this offering for the next 24 months.

Our Results of Operations

The following trends have historically affected, and we believe will continue to affect, our results of operations.

Continuing pricing pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and the price control bidding process in China. For example, the average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain stable overall average selling prices for our higher dosage EPIAO products over the past few years. However, recent NDRC policy has caused us to lower prices on such products as well which had an adverse impact on the average selling price of our EPIAO products. Nonetheless, we remain focused on our strategy of growing sales for our high-dosage products and increase sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our exclusive TPIAO products, combined with its market acceptance since launch, have allowed us to maintain our net revenue and healthy margins for sales.

We believe our ability to continue to grow our revenues and remain profitable in the face of downward pricing pressure is dependent on the following factors:

Reliance on EPIAO Sales. Throughout the three years ended December 31, 2006, our net revenue growth has been primarily driven by increased sales of EPIAO. During these years we have established a market leadership position in China of EPIAO sales, which accounted for 77.3% of our total sales in 2006. In January 2006, we launched our new recombinant human thrombopoietin, or TPO, product, which has become our second largest revenue contributor, with net sales revenue of RMB16.1 million, accounting for 12.6% of our overall sales for the year ended December 31, 2006. We will remain focused to increase sales in TPIAO products to diversify our revenue sources.

Exclusivity. In some instances, we rely on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period through 2010 and EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies enjoys exclusivity under an administrative protection period through 2007.

Competitive bidding. In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years, during which we and our competitors submit pricing and other product information to local pricing bureaus. The local pricing bureau will, based on the bidding price, quality and market share of the particular product and the reputation of the bidder, select a limited number of products in each product category, which will be the only products of its category permitted for sale in the relevant province or local district.

Prescription regulations. As announced by China’s Health Ministry, a new regulation on prescription drug management took effect on May 1, 2007, which stipulated that doctors use only the generic names of drugs in their prescriptions instead of brand names, and that medical institutions offer patients the same type of drug from no more than two separate pharmaceutical companies. The purpose of this legislation is to minimize the practice of doctors receiving kickbacks from pharmaceutical companies for prescribing higher priced, or even unneeded, drugs to patients. Given that we are the only EPO product on the market that has three distinct indications and we have established a strong brand name synonymous with quality and reliability, we remain optimistic that the regulation will have a net-positive effect on 3SBio. Our market leading positions, significant cost advantages and competitive pricing, exclusivity on a number of products, and well recognized and trusted brand name would provide us with a competitive edge in securing our position with hospitals in major cities that we already in. Together, these factors could, we believe, act to strengthen our positioning versus the competition with the advent of this new regulation.

Product mix. Our strategy is to alter our product mix to respond to pricing pressures by focusing our sales and marketing resources on our more profitable products. For example, as our legacy product became less profitable, our sales and marketing force focused on improving the sales volumes of our higher dosage forms of EPIAO, such as our 4,000 IU/vial and 10,000 IU/vial EPIAO formulations. We also shift our product mix through the introduction of new products, such as our proprietary new drug, TPIAO, our newly approved pre-filled syringe EPIAO, our recently in-licensed iron sucrose supplement and GcSF. In addition, we began out-sourcing the marketing efforts of our legacy products, Intefen and Inleusin, to distributors in 2005, thereby improving our overall product mix and sales force efficiency.

Export sales. In addition to our domestic sales, we also export certain of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and in Southeast Asia. Our export sales primarily consist of sales of EPIAO, Intefen and Inleusin, in the form of raw material in bulk format as concentrated solutions or as finished products. Export sales accounted for 2.2%, 4.9% and 4.6% of our total revenues in years ended December 31, 2004, 2005 and 2006 respectively. While export sales accounted for a small percentage of our net revenues in past periods, we believe, in the long term, growth in export sales may assist us in offsetting pricing pressures in our domestic market.

Different sales channel for different products. As at the end of year 2006, our internal sales and marketing force consists of 152 marketing and sales representatives focused on hospitals, clinics and dialysis centers in 18 Chinese provinces and major cities including the municipalities of Beijing and Shanghai and the city of Guangzhou. In addition, as of the end of April 2007, our sales force increased to 179 as a result of our strategy in creating a dedicated sales team which focuses specifically on the oncology areas to supplement our existing focus in nephrology. As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other, more profitable products. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, which had historically been significant contributors to our overall net revenues, as we strategically realigned our internal focus on EPIAO and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces while we reimburse their related costs of selling based on pre-determined percentages of sales and timeliness of collection.

For accounting purposes, we account for the net revenues generated from these indirect selling arrangements on a net basis in our statements of income, in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), or EITF Issue No. 01-9. Accruals for reimbursement of the related selling costs to these distributors, based on pre-determined percentages of sales, are recorded as a reduction to net revenues. Therefore, if we primarily utilize distributors to market a product that is experiencing pricing pressures, the decline in revenues from this product will be exacerbated, even though the effect of using primarily distributors will not have a comparable effect on our net income from that product. Accordingly, the aggregate net revenues from sales of our legacy products were approximately RMB8.4 million, representing 8.3% of the overall net revenues in 2005; The aggregate revenues from sales of our legacy products were approximately RMB6.1 million, representing 4.8% of the overall net revenues for the year ended December 31, 2006.

Taxes and incentives

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

Under the current PRC laws, Shenyang Sunshine is subject to enterprise income tax, or EIT and value-added tax, or VAT. The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, Shenyang Sunshine is entitled to an EIT rate of 15%, compared to an EIT rate of 33% applicable to most domestically owned PRC companies. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a further reduced EIT rate of 10% for the year ended December 31, 2005. The reduced EIT rate expired after the year ended December 31, 2005 and Shenyang Sunshine’s EIT was 15% for the year ended December 31, 2006.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15.0% enterprise income tax rate even though the EIT Law does not currently define this term.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25.0% enterprise income tax rate as to their global income, including income we receive from our subsidiaries. The EIT Law also does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20.0% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the People’s Republic of China. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiaries located in China. If we declare dividends from such income, it is not clear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to the 20.0% income tax. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

As of December 31, 2006, we recorded total deferred tax assets of approximately RMB3.4 million (US$0.4 million). We are in the process of evaluating the impact of the EIT Law on our deferred tax assets and may be required to make necessary adjustments, which may result in a charge on our income tax expenses. We currently cannot estimate the amount or materiality of such charge, if any. Any material charge on our income tax expenses may have a material adverse effect on our net income in 2007. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risks related to our company—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

VAT

Our revenues are recorded net of VAT. VAT is charged based on the selling price of our products at a general rate of 17%. In China, pharmaceutical companies are accustomed to having the market sales data referenced to the gross revenues, inclusive of the VAT. For example, the data quoted by IMS Health throughout this document are quoted on gross revenues.

Customer and supplier concentration

Sales to our top ten distributors accounted for approximately 50.0% and 53.6% of our overall net revenues in 2005 and 2006, respectively.

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 39.8% and 17.8%, respectively, for the year ended December 31, 2006. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. We believe that our switching cost for our suppliers is not high because alternative suppliers are readily available.

Financial Overview

Net revenues

Net revenues consist of the invoiced value of goods sold, net of VAT, trade discounts and allowances, and, in very rare circumstances, discretionary sales returns. In the PRC, VAT on the invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is set off by VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

We sell our products primarily to distributors, who resell them to healthcare providers, including hospitals and dialysis centers. With respect to our principal products, EPIAO and TPIAO, we rely on our own sales force to promote them to the hospitals and other customers. Because of PRC regulations governing the distribution of pharmaceuticals by manufacturers, we direct our customers to purchase our products from designated distributors. We generally sell our products to these distributors at a discount of approximately 8% off the wholesale prices to healthcare providers such as hospitals and dialysis centers. With respect to legacy products, Intefen and Inleusin, we primarily rely on distributors to market, as well as sell, our products with their own sales force. We reimburse the related costs of these distributors’ sales efforts in the form of a negotiated discount. For accounting purposes, we account for the net revenues generated from these indirect selling arrangements on a net basis in our statements of income, in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), or EITF Issue No. 01-9. Accruals for reimbursement of the related selling costs to these distributors, based on pre-determined percentages of sales, are recorded as a reduction to net revenues.

We generally recognize revenues at the time our products are delivered and the customers take ownership and assume risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed. We are a party to binding purchase agreements with our distributors or with our hospital customers each time we make a sale of our products. Under these purchase agreements, our distributors or hospital customers agree to pay a non-refundable, fixed amount of money per unit of our products over a period of time. Our distributors take ownership of our products when either they themselves or the hospitals designated by them under contracts accept our products.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. A substantial portion of the actual write-offs in 2004 were related to doubtful accounts that arose prior to 2002. Substantially all of the accumulated bad debts from earlier periods have now been written off. In recent years we have increased our collection efforts, thereby reducing our bad debt expense. As a result of the increased collection efforts and reduced incidence of bad debts, we consider that no additional allowance for doubtful accounts is needed for fiscal year 2006 and RMB294,000 was added to income during the year as a result of over-estimation of prior year’s provision. Our attempt to better control our credit and collection could limit the pace of our expansion into new hospitals, new distributors and sales to second- and third-tier cities. As of December 31, 2005 and 2006, there were no material amounts of receivables outstanding for more than one year that was not reserved.

Cost of net revenues

Our cost of net revenues includes costs of raw materials, packaging, labor costs and manufacturing overhead. Our manufacturing overhead is primarily comprised of factory staff costs, allocated utilities and depreciation of our production facilities. We expect our per-unit manufacturing costs will continue to decrease to the extent that our production yields improve. Labor costs are primarily related to the production of our products. We believe the relatively low cost of labor in the PRC provides us with a significant competitive advantage versus international competitors who are not producing products in the PRC. In the event that we commence operations of the planned new cGMP-certified facility, depreciation charges would increase on a per unit basis in early years before the full deployment of our new plant capacity.

Operating expenses

Our operating expenses include: research and development expenses, sales, marketing and distribution expenses and general and administrative expenses. The key components of our operating expenses are described below.

Research and development expenses. Our research and development expenses are related to activities such as preclinical studies and clinical trials and consist primarily of:

•	Direct and allocated salaries and related expenses for personnel;

•	Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	Direct cost of materials used in research and development;

•	Direct cost of equipment that lacks an alternative future use;

•	Fees paid to independent research organizations in conjunction with preclinical animal studies;

•	Allocated depreciation of research equipment and laboratory facilities;

•	Manufacturing costs of our clinical trial supply quantities for our product candidates;

•	Costs associated with other clinical development such as seminar hosting and process optimization; and

•	Costs for seeking European Agency for the Evaluation of Medicinal Products, or EMEA, approval to market our products under the new regulations for biosimilar products.

In accordance with U.S. GAAP, we expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize. Due to the fact that the tax incentive for incurring research and development costs in China is minimal, we do not track our internal research and development costs by program in detail and cannot state precisely the costs incurred for each of our research and development programs in the past. However, the following table shows our estimate of the total costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the years indicated:

	Year ended December 31,
	2004 RMB	2005 RMB	2006 RMB	2006 US$
Product Name
	(in thousands)
EPIAO	531	1,159	2,253	289
TPIAO	1,849	967	1,514	194
Others	1,319	1,070	2,333	299

	3,699	3,196	6,100	782

The table above contains research and development costs attributable to the ongoing clinical trials for expanded indications of our marketed products, as well as preclinical and clinical trials for our product candidates.

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses primarily consist of salaries, employee benefits, bonuses and related expenses for our sales and marketing staff. They also include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. We expect our sales, marketing and distribution expenses to increase in absolute dollar amounts in the future as we continue to expand the portfolio of our products. In future periods, we will seek to maintain a relatively stable or moderate improvement in terms of percentage of the sales, marketing and distribution expenses relative to our overall net revenues.

General and administrative expenses. Our general and administrative expenses primarily consist of salaries and employee benefits, including share-based compensation, as well as depreciation charges of office premises and equipment. We expect our general and administrative expenses to increase in absolute dollar amounts in connection with our continued growth.

Other income/(expense), net

We record our other income net of interest expense and foreign currency exchange losses. Our other income principally comprises interest income, grant income and various non-recurring items.

Government grants

At various stages during the period from 1997 to 2004, we obtained a total of approximately RMB15 million to fund capacity expansion at our Shenyang manufacturing facility to accommodate production of clinical quantities of EPIAO and RMB10 million to fund our research and development efforts relating to our TPIAO program. We do not expect to receive significant additional government grant income for the near future.

Grants for the acquisition of property, plant and equipment are reflected as deferred income on our consolidated balance sheet when there is reasonable assurance they will be received and the deferred income is amortized to the statement of income over the useful life of the acquired asset. Grants that compensate us for expenses incurred are recognized as other income in our consolidated statements of income upon the later of award of the grant or in the same period in which the related expenses are incurred.

Consolidation of variable interest entities

Variable interest entities, or VIEs, are those entities in which a company, through contractual and/or other arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. We have adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, or FIN 46R effective from January 1, 2006. FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the VIE if equity investors in the VIE do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The results of VIEs are consolidated in a company’s financial statements from the date the company became the primary beneficiary of the VIE.

The following is a summary of our VIEs:

Beijing Sunshine is a domestic limited liability company which was incorporated in 2000 under the PRC laws. Beijing Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine. Prior to our reorganization in anticipation of our initial public offering in February 2007, Shenyang Sunshine held 45% equity interest in Beijing Sunshine while Shenyang Sunshine’s majority shareholder prior to the reorganization, Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, held the remaining 55% equity interest in Beijing Sunshine. The registered capital of Beijing Sunshine is RMB1,010,000. Liaoning Sunshine is a domestic limited liability company incorporated in 2000 under the PRC laws. Liaoning Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine and in-licensed products. Prior to our reorganization in anticipation of our initial public offering, Shenyang Sunshine held 90% equity interest in Liaoning Sunshine and Shenyang Keweier held the remaining 10% equity interest in Liaoning Sunshine. The registered capital of Liaoning Sunshine is RMB15.0 million.

In connection with our corporate reorganization, we transferred our 45% equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, in October 2006 and our 90% equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. Upon the consummation of these transfers, we also entered into a series of contractual arrangements with Beijing Sunshine and Liaoning Sunshine, through which we bear economic risks with respect to, and derive economic benefits from, their operations. For more details, see “Item 4. Information on the Company—C. Organizational Structure.”

The total equity investment at risk is not sufficient to permit either Beijing Sunshine or Liaoning Sunshine to finance its activities without additional subordinated financial support provided by Shenyang Sunshine. Shenyang Sunshine finances each of Beijing Sunshine and Liaoning Sunshine in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine or Liaoning Sunshine.

As variable interests in each of Beijing Sunshine and Liaoning Sunshine are predominately held by Shenyang Sunshine, Shenyang Sunshine is deemed to be the primary beneficiary of each of Beijing Sunshine and Liaoning Sunshine under FIN 46R. Accordingly, the financial statements of Beijing Sunshine and Liaoning Sunshine are consolidated in Shenyang Sunshine’s financial statements from the respective dates Shenyang Sunshine became involved with each of Beijing Sunshine and Liaoning Sunshine.

The transfers of our equity interest in Beijing Sunshine and Liaoning Sunshine did not change our requirement to consolidate Beijing Sunshine and Liaoning Sunshine under FIN 46R.

Critical Accounting Policies and Estimates

The discussion and analysis of our operating results and financial condition are primarily based on our audited financial statements of Shenyang Sunshine, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Sales of our pharmaceutical products represent the invoiced value of goods sold, net of VAT, trade discounts and allowances and, in very rare circumstances, discretionary sales returns. Revenues from these sales transactions are generally recognized upon delivery, which is considered to have occurred when the customer has taken risks and awards associated with the ownership of delivered products.

For the two legacy products Intefen and Inleusin which we market using third parties sales efforts and reimburse expenses incurred by the agency distributors based on a predetermined percentage of sales and timeliness of collection, we account for revenues from this type of sales channel in accordance with EITF Issue No. 01-9. Under EITF Issue No. 01-9, our cost reimbursement offered to distributors is classified as a reduction in sales revenue. Based on the terms and conditions agreed with the distributors, we accrued and recorded the reimbursements of expenses to the distributors as reduction in revenue, which reduced net sales by RMB2,263,000 in 2004, RMB1,675,000 in 2005 and RMB1,392,000 in 2006.

Research and development costs

We expense research and development costs except for equipment that has alternative future uses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2 Accounting for Research and Development Costs. We critically identify any research and development activities that could be objectively measured and recognized research and development activities aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of materials and equipment that have alternative uses and amortize them over their useful life. Elements of research and development costs may include direct materials, direct labor and overhead allocation including other related personnel engaged in research and development activities. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Share-based compensation expenses

Effective from January 1, 2006, we adopted SFAS No. 123 (revised in 2004), Share-Based Payment, or SFAS 123R. Share-based payment transactions within the scope of SFAS 123R include grants of stock options, restricted stock, performance-based awards and stock appreciation rights, as well as purchases under employee share purchase plans. These transactions are viewed generally as non-cash compensation awarded to employees, directors and advisors in lieu of cash compensation.

In June 2006, our then principal shareholder committed to grant restricted shares to one of our directors and one of our senior executives. For purposes of recording compensation expense, we treated this grant as if it was made by us, which would have vested upon the earlier of (i) December 1, 2007 or (ii) on the date of our initial public offering. In accordance with SAFS 123R, since the stock awards contained vesting and exercisability conditions other than those based on service, performance or market criteria, they were treated as liability-classified awards initially recorded at their estimated fair value as of the grant date and subject to re-measurement at each future financial reporting date through the settlement date. The stock awards were subsequently modified and settled in October 2006 with a total number of 312,504 fully vested ordinary shares granted to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. The fair value of the modified awards as of the settlement date of approximately RMB1,877,000 was charged to the consolidated statement of income for the year ended December 31, 2006 as the total adjusted share-based compensation expense for the stock awards. The fair value of the modified awards as of the settlement date was estimated based on the price of the sale in October 2006 of our ordinary shares by our former shareholder to third-party investors.

In August 2006, we granted 15,000 shares to a senior executive with a one year vesting period. The effect of such award on our financial results is immaterial. In addition, in October 2006, we granted several directors and employees options to purchase a total of 1,060,000 of our ordinary shares at an exercise price of US$1.60 per ordinary share, which primarily vest on a proportionate basis over a three-year vesting period. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on various assumptions. For more details, see Note 15 to our consolidated financial statements included elsewhere in this annual report.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expenses in the years ended December 31, 2005 and 2006 were RMB7.5 million and RMB5.5 million (US$0.7 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Long-lived assets, including property, plant and equipment assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable. There have been no impairment charges recognized for the three years ended December 31, 2006.

Allowance for doubtful accounts

We evaluate the recoverability of our account receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that our trade receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. The accounting effect of this entry would be a charge to income. We believe that the current charges to income are sufficient to reflect the recoverability of our accounts receivable.

Inventories and allowance for obsolescence

We state all inventories at the lower of cost or market value, determined using the weighted average cost method. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Result of Operations

The table below sets forth selected results of operations data expressed as a percentage of net revenues, for the years indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2004	2005	2006
	%	%	%
Statement of Income Data:
Net revenues:
EPIAO	84.1	83.1	77.3
TPIAO	—	2.7	12.6
Intefen	10.0	6.7	3.9
Inleusin	3.5	1.6	0.9
Export	2.2	4.9	4.6
Others	0.2	1.0	0.7

Total	100.0	100.0	100.0

Cost of revenues	(19.5)	(15.2)	(9.1)

Gross margin	80.5	84.8	90.9

Operating expenses:
Research and development	(4.8)	(3.1)	(4.8)
Sales, marketing and distribution	(50.1)	(48.2)	(47.9)
General and administrative	(17.6)	(13.7)	(9.6)

Subtotal	(72.5)	(65.0)	(62.3)

Operating margin	8.0	19.8	28.6

Other income/(expense), net
Interest income	0.1	0.1	0.3
Interest expense	(7.8)	(5.5)	(3.3)
Grant income	8.3	3.7	2.5
Others	—	(0.8)	(0.2)

Total other income/(expense), net	0.6	(2.5)	(0.7)

Income before income tax expense and minority interests	8.6	17.3	27.9

Income tax	(0.2)	(1.7)	(4.1)

Income before minority interests	8.4	15.6	23.8
Minority interests, net of tax	0.2	0.1	0.1

Net margin	8.6	15.7	23.9

Year ended December 31, 2005 compared with year ended December 31, 2006

Net revenues. Our net revenues increased by 25.3%, from RMB102.0 million in 2005 to RMB127.8 million (US$16.4 million) in 2006. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which generated revenues of RMB16.1 million (US$2.1 million) in 2006, compared to RMB2.8 million in 2005. TPIAO was our second largest revenue contributor in 2006, accounting for 12.6% of overall net revenues in the year. The increase was also attributable to greater net revenues from our leading EPIAO products, which increased by 16.5% from RMB84.8 million in 2005 to RMB98.8 million (US$12.7 million) in 2006. Excluding revenues from our newly launched TPIAO, our overall rate of revenue growth for 2006 was 12.6%, compared to 28.4% for 2005. This slowdown in revenue growth rate was primarily attributable to a government sponsored anti-corruption campaign, under which certain hospitals denied access to sales representatives from pharmaceutical companies because the hospitals wanted to avoid the perception of corruption, which in turn temporarily limited our ability to expand into new hospitals in 2006. We support the government’s anti-corruption efforts and believe they will have a positive effect on the pharmaceutical industry in China and on our business in the long run.

Cost of net revenues. Our costs of net revenues were RMB15.5 million and RMB11.6 million for the years ended December 31, 2005 and 2006. The cost of net revenues as a percentage of net revenues was higher at 15.2% in 2005, as compared to 9.1% in 2006, primarily caused by costs reduction in fiscal year 2006 primarily attributable to a decrease in depreciation charges, reduced needs for provisions and charges such as inventory write-offs and amortization of intangibles and an increased production yield for EPIAO in 2006.

Operating expenses. Our total operating expenses increased by 20.0% from RMB66.4 million in 2005 to RMB79.6 million (US$10.2 million) in 2006. The increase was primarily due to an increase in sales, marketing and distribution expenses:

•

Research and development expenses. Our research and development expenses increased 90.9% to RMB6.1 million (US$0.8 million) for 2006 from RMB3.2 million for 2005. The increase was mainly attributable to research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests and the development of our EPIAO pipeline products. The increase was also related to a one-time licensing fee for the licensing and co-development of anti-TNF alpha monoclonal antibody therapeutics with Epitomics Inc., and for continued development of other pipeline products.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 24.5% to RMB61.3 million (US$7.9 million) in 2006 from RMB49.2 million in 2005. The increase was primarily attributable to higher staff costs and bonuses as well as the increase in marketing and promotion costs for our TPIAO and higher sales activities in general. Sales, marketing and distribution expenses as a percentage of net revenues remained stable at around 48%.

•

General and administrative expenses. Our general and administrative expenses decreased 12.1% from RMB14.0 million in 2005 to RMB12.3 million (US$1.6 million) in 2006. The decrease was primarily attributable to the reduced requirement for bad debt provision and depreciation, partially offset by an increase in stock-based compensation charge. General and administrative expenses as a percentage of net revenues decreased from 13.7% in 2005 to 9.6% in 2006.

Other expense, net. Net other expense decreased 65.6% from RMB2.5 million in 2005 to RMB0.9 million (US$0.1 million) in 2006. The decrease was primarily due to lower interest expenses resulting from reduced average bank borrowings in 2006.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased 101.9% from RMB17.7 million in 2005 to RMB35.7 million (US$4.6 million) in 2006.

Income tax expense. Our income tax expense increased 196.1%, from RMB1.8 million in 2005 to RMB5.2 million (US$0.7 million) in 2006, and our effective tax rate was 10.0% for 2005 as compared to 14.6% for 2006, primarily attributable to the effects of non-deductible share-based compensation expenses in 2006 and increase in applicable tax rate for our major operating subsidiary from 10% in 2005 to 15% in 2006 due to the expiration of a tax holiday.

Net income. As a result of the foregoing, our net income increased 89.9%, from RMB16.1 million in 2005 to RMB30.5 million (US$3.9 million) for 2006.

Year ended December 31, 2004 compared with year ended December 31, 2005

Net revenues. Our net revenues increased by RMB24.8 million, or 32.1%, from RMB77.2 million in 2004 to RMB102.0 million in 2005. This increase was primarily attributable to an increase of RMB19.9 million, or 30.6%, in net revenues from EPIAO sales, and to a lesser extent, an increase of RMB4.1 million, or 216%, in our export and other sales in addition to increased net revenues from TPIAO of RMB2.8 million from our pre-launch marketing effort. EPIAO is available in four dosage forms: 2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial and 10,000 IU/vial. The increase in our EPIAO net revenues was principally attributable to the growth of sales of higher dosage forms. For example, aggregate net revenues from 4,000 IU/vial and 10,000 IU/vial EPIAO increased by approximately 42% from 2004 to 2005. Our revenue growth from sales of the higher dosage forms was partially offset by declines in the average selling prices of our lower-dosage forms of EPIAO.

The decline of RMB2.0 million in aggregate net revenues from our legacy products, Intefen and Inleusin, partially offset our overall revenue growth. Since 2004, we focused our marketing efforts on EPIAO using our self-managed sales and marketing network. For Intefen and Inleusin, which increasingly became subject to intense price competition in the Chinese market, we relied in part on distributors.

Under our arrangements with distributors we charge whole-sale prices and reimburse the distributors for sales, marketing and distribution costs incurred. Our net revenues from products sold under agency arrangements were recorded on a net basis after deducting the reimbursements for selling expenses. As a result, net revenues declined from RMB10.4 million in 2004 to RMB8.4 million in 2005 when the sales of these Intefen and Inleusin products were accounted for on net of selling costs basis.

Cost of net revenues. Our costs of net revenues were RMB15.0 million and RMB15.5 million for the years ended December 31, 2004 and 2005. The cost of net revenues as a percentage of net revenues was higher at 19.5% in 2004, as compared to 15.2% in 2005, primarily caused by two factors: (i) one time inventory write-off in the amount of RMB2.7 million in 2004, relating primarily to the obsolescence of Intefen and Inleusin; and (ii) reduced amortization charges on intangibles in 2005 as compared to the prior year. Discounting the impact of these items, our costs of sales would have remained constant at approximately 13% of net revenues in 2004 and 2005. In general, the direct cost portion of our cost of net revenues, including direct materials, direct labor and other direct costs, accounted for approximately half of the total cost of sales, with the remaining in allocated overhead and depreciation charges.

Operating expenses. Our total operating expenses were RMB56.1 million and RMB66.4 million for the years ended December 31, 2004 and 2005. The increase of RMB10.3 million, or 18.4%, in 2005 was primarily due to higher sales and marketing costs associated with the overall growth for our EPIAO and the introduction for our TPIAO. Our administrative costs remained stable for both years in absolute dollar terms while represented in terms of the percentage of net revenues decreased from 17.6% in 2004 to 13.7% in 2005. Each major category of our operating expenses is further explained below:

•

Research and development expenses. Research and development expenses were RMB3.7 million in 2004 and RMB3.2 million in 2005. Our research and development expenditures was driven by two major product categories, EPIAO and TPIAO, the latter of which was associated with supporting our clinical development programs, apart from our continued research efforts for other pipeline products.

•

Sales, marketing and distribution expenses. Sales, marketing and distribution expenses were RMB38.8 million and RMB49.2 million for the years ended December 31, 2004 and 2005 respectively. The increase of RMB10.4 million, or 26.9%, was primarily attributable to costs of seminars and hosting of conferences, as well as a substantially greater advertising effort for our EPIAO and TPIAO.

•

General and administrative expenses. Our general and administrative expenses were RMB13.6 million in 2004 and RMB14.0 million in 2005. Our administrative costs were relatively stable for both years in absolute dollar terms while representing a decrease of 17.6% in 2004 to 13.7% in 2005 in terms of the percentage of net revenues.

Other income/(expense), net. Our other income/(expense), net decreased by RMB3.0 million, from a net income of RMB0.5 million in 2004 to net loss of RMB2.5 million in 2005. The decrease was primarily due to a decrease of RMB2.7 million, or 41.5%, in grant income, from RMB6.4 million in 2004 to RMB3.8 million in 2005, which was caused by a decline of RMB2.4 million in government subsidies for TPIAO and other pipeline products. The decline in grant income was partially offset by a decrease in net interest expenses of RMB0.5 million, or 9.1%, from RMB5.9 million in 2004 to RMB5.4 million in 2005, due to a decrease in the amount of bank loans outstanding.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interest increased by RMB11.0 million, or 165.6%, from RMB6.7 million in 2004 to RMB17.7 million in 2005.

Income tax expense. Our income tax expense increased by RMB1.5 million, or 679.6%, from RMB0.2 million in 2004 to RMB1.8 million in 2005, principally reflecting our increased income before income tax expense and minority interests in 2005 compared to 2004. Because Shenyang Sunshine was qualified as a “Hi-Tech Enterprise” in Shenyang Economic and Technology Development Zone, our income was taxed at a 15% rate in 2004. For the year ended December 31, 2005, Shenyang Sunshine received further tax relief as a “foreign-invested advanced technology enterprise”, resulting in an applicable tax rate of 10.0%. Our effective tax rate was 10.0% for the year ended December 31, 2005 and 3.4% for the year ended December 31, 2004. Our effective tax rate in 2004 was much lower than the statutory rate because we had a higher level of non-taxable grant income in 2004.

Minority interests, net of tax. Our minority interests decreased from RMB0.2 million in 2004 to RMB0.1 million in 2005.

Net income. As a result of the foregoing, our net income increased by RMB9.4 million or 142.9%, from RMB6.6 million in 2004 to RMB16.1 million in 2005.

B. Liquidity and Capital Resources

Overview

As of December 31, 2006, we had cash of RMB25.4 million (US$3.3 million) and working capital of RMB49.3 million (US$6.3 million). For the year ended December 31, 2006, our primary sources of funding for both our working capital and our longer-term funding needs have been provided by cash flow from operating activities. Our primary uses of funds during this period have been for the repayment of bank loans for a net amount of RMB49.0 million (US$6.3 million) using the cash received from a repayment of RMB19.7 million (US$2.5 million) loan to the majority shareholder and internally generated cashflow from operations during 2006. We made purchases of plant and equipment during 2006 in the amount of RMB2.7 million (US$0.3 million), a substantial portion of which were related to production equipment.

For the year ended December 31, 2005, we funded our working capital and our longer-term capital expenditure needs from the cash flow provided by our operating activities. Our primary uses of funds in 2005 have been for the repayment of bank loans for a net amount of RMB10.0 million and capital expenditure spent in 2005 due to increased spending on equipment purchase, renovation costs for our office in Beijing, and to a lesser extent, a settlement payment in relation to the purchase of our office space in Beijing during 2005. As a result of our improved operating cash flow, we were able to maintain our net cash for the years ended December 31, 2006 and 2005, despite our loan repayments and investment in our planned purchases for our plants.

We had a net working capital deficit, calculated as current liabilities less current assets, in the amount of RMB8.2 million as of December 31, 2005, as compared to net positive working capital of RMB49.3 million (US$6.3 million) as of December 31, 2006. The increase in working capital of RMB57.5 million was primarily the result of refinancing short term loans to long term loans. In addition, we continued to generate strong cash flow from our operating activities. We expect to continue to generate cash flow from operating activities in the near term.

The following table summarizes the sources of our cash flows for the years indicated:

	For the Year Ended December 31,
	2004 RMB	2005 RMB	2006 RMB	2006 US$

	(in thousands)
Net cash provided by operating activities	7,192	24,839	37,042	4,747
Net cash provided by / (used in) investing activities	2,268	(9,244)	17,041	2,184
Net cash used in financing activities	—	(10,000)	(54,457)	(6,979)

Subsequent to the year ended December 31, 2006, we raised approximately US$105.7 million from our initial public offering in February 2007, which include proceeds received from the exercise of over-allotment option by the underwriters. We plan to use the net proceeds for the construction of a new GMP-certified manufacturing facility, upgrading our existing facilities to meet EMEA requirements, conducting clinical trials for our product candidates, and expand our sales and marketing network to include an oncology-focused marketing team. The remainder of the proceeds will be used for general corporate purposes. Pending their use, the proceeds are deposited with reputable financial institutions for short-term investment purposes. For additional information, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Net cash provided by operating activities

Our net cash provided by operating activities was RMB37.0 million (US$4.7 million) in 2006 compared to RMB24.8 million in 2005. The increase of RMB12.2 million in cash provided by operating activities in 2006 from 2005 reflects an increase in net income of RMB14.4 million and non-cash share-based compensation charge, and one off lease prepayment made in 2005 but non-recurring in 2006 which were partially offset by increased inventories and receivables.

The RMB17.6 million improvement in operating cash flow from 2004 to 2005 reflects an increased level of our net income of RMB9.4 million and an improved collection effort for RMB16.3 million, which were partly offset by payment of RMB9.9 million for the land lease prepayment. The lease prepayment was classified as an operating activity in accordance with U.S. GAAP.

Net cash provided by/(used in) investing activities

Our net cash used in investing activities was RMB 9.2 million in 2005, compared to net cash provided by investing activities of RMB 17.0 million in 2006. The fluctuation was primarily due to RMB19.7 million repayment of loan advanced to shareholder Shenyang Keweier in 2006 Also, the increased cash outlay in investing activities in 2005 for an amount of RMB9.2 million was for the final payment and renovation for our office in Beijing and purchase of equipment. The improved level of cash flow from investing activities in 2006 primarily resulted from repayment of a loan by a shareholder and reduced level of capital spending on property, plant and equipment.

Our capital expenditure amounted to RMB0.9 million in 2004, RMB9.2 million in 2005, and RMB2.7 million in 2006. For more details, see “—Capital Expenditures” below.

Net cash used in financing activities

Net cash used in financing activities was RMB10.0 million in 2005, compared to RMB54.5 million used in financing activities in 2006 due to continued efforts of paying down our bank loans. The bank borrowings were subsequently repaid in 2005 for RMB10.0 million and the year ended December 31, 2006 for RMB49.0 million.

We believe that our current cash, anticipated cash flow from operations and the proceeds from our initial public offering in February 2007 will be sufficient to meet our anticipated cash needs, including planned capital expenditure for our new plant and upgrading existing facilities in Shenyang, other working capital needs for investing in research and development and increasing sales and marketing efforts for our new growth areas at least for the next two years.

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2005 RMB	2006 RMB	2006 US$

	(RMB and US& expressed in thousands)
Short-term bank loans	89,000	15,000	1,922
Long-term bank loans	—	25,000	3,203

Total debt	89,000	40,000	5,125

As of December 31, 2006, we had outstanding bank loans for a total of RMB40.0 million. These loans were secured by (1) our land lease right and factory building in Shenyang, office premises in Beijing and the land reserved for our new factory covering RMB35.0 million of our bank loans; and (2) a corporate guarantee provided by China Transport Resources Northeast Co., Ltd., or China Transport, for the outstanding portion of RMB5.0 million. Subsequent to the year ended December 31, 2006, the outstanding loans were repaid and the related guarantees were released accordingly.

All of our operations are conducted directly through our wholly foreign-owned subsidiary Shenyang Sunshine. We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our subsidiary is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level.

Capital Expenditures

The following sets forth our actual and planned total capital expenditure requirements for the periods indicated.

	(RMB in thousands)	(US$ in thousands)
2004	901	115
2005	9,151	1,173
2006	2,671	342
2007 (Planned)	33,300	4,267
2008 (Planned)	43,330	5,548

Historically, most of our capital expenditures were incurred for purchases of production and office equipment, research laboratory, upgrade for our plant and office renovation. In the year ended December 31, 2006, our capital expenditures of RMB2.7 million (US$0.3 million) related primarily to purchases of office and production equipment for our TPIAO and EPIAO products and, to a lesser extent, purchase of automobiles.

The level of our capital expenditure was substantially higher in 2005, as compared to 2004. Capital expenditures in 2005 totaled RMB9.2 million, compared to RMB0.9 million in 2004. Approximately half of the increase in 2005 was related to equipment acquired for the production of TPIAO, with the remaining attributable to general office equipment, final payment and renovation cost for our Beijing office and purchases of automobiles.

Our future capital requirements include, but are not limited to, upgrading our existing facilities for our research and development and production to meet EMEA standards and to build new facilities. Although we are not obligated to meet any absolute minimum dollar spending requirements, our future capital requirements will depend on many factors, including the scope and progress made in building out our new plant in the next two years. The major components of our planned capital expenditures for 2007 include further procurement of production equipment such as a new power generator and quality control machineries, in addition to further upgrading our plant facilities to comply with EMEA requirements.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and proceeds from our initial public offering in February 2007 without much need for debt financing. Therefore, we believe that the anticipated higher depreciation charges could be offset to a certain extent by the expected reduction in interest costs.

Recent Issued Accounting Standards

FASB Interpretation No. 48 (“FIN 48”)

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We do not expect the adoption of FIN 48 will have a material effect on our consolidated financial statements.

Securities and Exchange Commission Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the Securities and Exchange Commission issued SAB 108. This Bulletin prescribes that misstatements in current year financial statements should be quantified based on both the “rollover” approach, which quantifies a misstatement based on the amount of the error originating in the current year income statement, and the “iron curtain” approach, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. This Bulletin requires a misstatement to be adjusted in the current year financial statements if the misstatement quantified using either the rollover approach or the iron curtain approach is material. This Bulletin further requires that, if correcting an error in the current year materially misstates the current year’s income statement, the prior year financial statements should be corrected. This Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this Bulletin did not have any effect on the Company’s consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group is required to adopt SFAS No. 159 beginning on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for a cumulative-effect adjustment to retained earnings as of the date of initial adoption. Although the group will continue to evaluate the provisions of SFAS No. 159, the management currently does not believe the adoption of SFAS No.159 will have a material impact on the Company’s consolidated financial statements.

C. Research and Development

As of December 31, 2006, our research and development team consisted of 17 research personnel and medical professionals. Our research and development staff consists of medical and biotechnology professionals, including two PhDs, two MDs and three holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct our research and development activities in our facilities in Shenyang. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Product Pipeline” above.

Our R&D expenses for the years ended December 31, 2004, 2005 and 2006 were RMB3.7 million, RMB3.2 million, RMB6.1 million (US$0.8 million), respectively.

D. Trend Information

Please refer to “—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please also refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Other than financial guarantees provided to a former shareholder, we do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements other than those disclosed in “—F. Tabular Disclosure of Contractual Obligations.”

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Short-term bank loans(1)	15,152	15,152	—	—	—
Long-term bank loans(2)	27,142	1,752	25,390	—	—
Guarantees provided on bank loans to a shareholder(3)	10,000	10,000	—	—	—
Capital Commitments	320	320	—	—	—
Purchase obligations(4)	54,767	9,050	16,995	28,722	—

Total obligation and commitments	107,381	36,274	42,385	28,722	—

(1)	Includes interest payable of RMB152,000.
(2)	Includes interest payable of RMB2,142,000.
(3)	The loan underlying this obligation has been repaid by the borrower subsequent to the year end.
(4)	Represents purchase obligations for Tietai Iron Sucrose Supplement and Baolijin. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Product Portfolio.”

G. Safe Harbor

This annual report contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors”, which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. Our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	competition from other domestic and foreign pharmaceutical companies;

•	our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products;

•	the expected market growth for pharmaceutical products in China;

•	market acceptance of our products;

•	our expectations regarding hospital or patient demand for our products;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to diversify our product range;

•	with regard to TPIAO and our proprietary product candidates, our ability to effectively protect our intellectual property;

•	our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3. Key Information—D . Risk Factors section of Item 3 and elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of June 25, 2007, the latest practicable date, and the positions held by them. The business address for each of our executive officers and directors is c/o Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou	72	Chairman of Board of Directors

Dr. Jing Lou	44	Chief Executive Officer, Director

Liping Xu	53	Vice President, Director

Bin Huang	46	Vice President of Human Resources, Director

Lawrence S. Wizel(1)	64	Independent Director

Guanjin Hu(1)	52	Independent Director

Moujia Qi(1)	74	Independent Director

Clara Mak	46	Chief Financial Officer (principal financial and accounting officer)

Dr. Yingfei Wei	46	Chief Scientific Officer, Vice President of Business Development

Dongmei Su	37	Chief Technology Officer

Yongfu Chen	50	Controller

Ke Li	39	Corporate Secretary

(1)	Member of the audit committee.

Dan Lou is our co-founder and chairman. Mr. Lou established Shenyang Sunshine in 1993 and served as president and chief engineer until 2003. From 1961 to 1993, Mr. Lou served several positions in Shenhou Institute of Military Medicine, including assistant military doctor, military doctor, deputy director and director of Department of Microbiology and Immunology. Currently Mr. Lou also serves as an executive director at China Medicinal Biotech Association. Mr. Lou graduated from the Third Military Medical University in 1955.

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland Corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the U.S. Dr. Lou completed his post-doctoral study at the U.S. National Institutes of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai 2nd Military Medical University.

Liping Xu is one of our directors. Ms. Xu has served as the executive director of Shenyang Sunshine from 1993 to 2002. Prior to joining Shenyang Sunshine, she worked at Shenhou Institute of Military Medicine. Ms. Xu is a senior engineer. She graduated from Shenyang Pharmaceutical University with a master’s degree in microbiology and pharmacology in 1996.

Bin Huang is our vice president of human resources and a director. Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that he acted as office manager for Shenyang Army Medical Research Center from 1976 to 1993. He received his MBA from Qinghua University in 2002 and a bachelor’s degree in engineering from the Northeast University in 1987.

Lawrence S. Wizel has served as a director since September 2006. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their US filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as the Chairman of Board of Trustees of Helen Keller Services for the Blind. He received his bachelor’s degree in science from Michigan State University.

Guanjin Hu has served as one of our directors since August 2006. He has also served as the President of Huaxi Securities Co. Ltd. since 2004. Prior to joining us he served as the Chairman and President of Guoxin Securities Co. Ltd. from 1996 to 2004. Currently Mr. Hu is a vice-chairman of the Securities Association of China and a director member of the Investment Bank Committee of the Securities Association of China. Mr. Hu possesses twelve years of experience in the securities industry in China. He received his bachelor’s degree in economics from Hangzhou University in 1982.

Moujia Qi has served as one of our directors since August 2006. He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of Administration, before he retired in 1994.

Clara Mak has been our Chief Financial Officer since June 2006. From April 1998 to December 2004, Ms. Mak was an investment fund manager for Suez Asia Holdings (Hong Kong) Ltd., a leading private equity firm in Asia. Before that, she worked as a financial auditor with Arthur Andersen LLP and Deloitte& Touche LLP in Toronto, Canada and PricewaterhouseCoopers LLP in Hong Kong. Prior to joining the Company, she served as senior financial advisor for a Nasdaq listed company. Ms. Mak is a qualified chartered accountant in Canada and a certified public accountant in the U.S. She received her MBA from the University of Toronto in 1994.

Dr. Yingfei Wei, our chief scientific officer and vice president for Business Development, joined us in August 2006. She has over fifteen years of research and development experience in the biotechnology and pharmaceutical sectors. Before joining us, she was the co-founder, president and chief executive officer of Elixirin Corporation from 2004 to 2005, responsible for overseeing contract research, manufacturing, regulatory approvals and marketing of anti-aging products in the U.S. and China. Before that, she was director of biotechnology research at Bayer HealthCare Global from 1998 to 2004 and group leader at the discovery research department of Human Genome Sciences Inc. from 1993 to 1998. Dr. Wei is named inventor for 37 patents and has authored several publications, primarily in the areas of protein and antibody drug discovery and genomics. Dr. Wei was a postdoctoral fellow at Harvard University’s School of Public Health in 1993. She received her Ph.D. in biochemistry from the University of California in 1990 and a bachelor’s degree in biochemistry from Beijing University in 1983.

Dongmei Su is our chief technology officer responsible for research and development and manufacturing process engineering. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang Sunshine in 1993. She served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001.

Yongfu Chen, our controller, has served as the chief accounting officer of Shenyang Sunshine since he joined us in 2003. Before then, he served as the chief financial officer of Shenyang Northern Transportation Engineering Co. Ltd. in 2002 and as the auditing manager of Shenyang Beitai Group Co. Ltd. from 1999 to 2001. Mr. Chen has over twenty years of accounting experience. He received his bachelor’s degree in industrial accounting from Liaoning University in 1983.

Ke Li, our corporate secretary, is responsible for all corporate and government regulatory matters. Mr. Li has served as the corporate secretary of Shenyang Sunshine since 1996. He joined us in 1993 and held various administrative positions at Shenyang Sunshine before he was appointed corporate secretary. Mr. Li received his MBA from Liaoning University in 2001 and his bachelor’s degree in engineering from Jilin University in 1988.

B. Compensation

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors and approved by the independent directors.

In 2006, the aggregate cash compensation we paid to our executive officers, including all the directors, was approximately RMB3.9 million (US$0.5 million), inclusive of RMB2.1 million (US$0.27 million) in stock based compensation. If we terminate an employment agreement with an executive officer without cause, we are required to pay compensation equal to one month of his or her salary for each year of his or her service to our company.

Stock Option Plan

We adopted our 2006 stock incentive plan on September 5, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, each of which we referred to as “awards.” The 2006 stock incentive plan is administered by the board of directors. The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

We are authorized under the 2006 stock incentive plan to issue direct awards, to sell shares or grant options to purchase shares for up to cumulatively 10% of the issued shares outstanding from time to time. The 2006 stock incentive plan provides for the grant to our employees, directors, and consultants or any other participants that the board of directors shall decide in good faith. The board of directors has complete discretion to select the grantees and to establish the terms and conditions of the grants, subject to the provisions of the 2006 stock incentive plan.

Plan Administration. Our 2006 stock incentive plan is administered by our board of directors or a committee or subcommittee appointed by our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement. Awards to be granted under our 2006 stock incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility. We may grant awards to an officer, director, employee, consultant, advisor or another service provider of our company or any of our parent or subsidiaries, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiaries, and consultants or advisors to our company or any of our parent or subsidiaries may not be granted incentive stock options.

Option Term. The term of each option to be granted under the 2006 stock incentive plan may not exceed five years from the date of grant.

Exercise Price. In the case of non-qualified stock options, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in his or her sole discretion at the time of grant. In the case of incentive stock options, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination. Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of five years from the effective date of the plan.

The following table summarizes, as of June 25, 2007, the latest practicable date, options that we granted to several of our directors and executive officers and to other individuals as a group under our 2006 stock incentive plan:

Name	Number of shares to be issued upon exercise of options	Per share exercise price (US$)	Grant date	Date of Expiration
Dr. Jing Lou	185,400	1.60	October 1, 2006	October 1, 2009
Bin Huang	30,000	1.60	October 1, 2006	October 1, 2009
Lawrence S. Wizel	15,000	1.60	October 1, 2006	October 1, 2009
Guanjin Hu	15,000	1.60	October 1, 2006	October 1, 2009
Moujia Qi	15,000	1.60	October 1, 2006	October 1, 2009
Clara Mak	*	1.60	October 1, 2006	October 1, 2009
Dr. Yingfei Wei	*	1.60	October 1, 2006	October 1, 2009
Yongfu Chen	*	1.60	October 1, 2006	October 1, 2009
Dongmei Su	50,000	1.60	October 1, 2006	October 1, 2009
Ke Li	30,000	1.60	October 1, 2006	October 1, 2009
Other individuals as a group	531,000	1.60	October 1, 2006	October 1, 2009

*	Beneficially owns less than 1% of our outstanding ordinary shares.

C. Board Practices

Our board of directors currently consists of seven members, including Mr. Lawrence S. Wizel, Mr. Huanjin Hu, and Mr. Moujia Qi, all of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, as amended from time to time. Mr. Dan Lou, our chairman, is the father of Dr. Jing Lou, our chief executive officer.

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel, Mr. Huanjin Hu and Mr. Moujia Qi, was established on October 7, 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the Nasdaq Marketplace Rules and 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Wizel is the Chairman of the audit committee.

We do not have a compensation committee or nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. This home country practice of ours differs from Rule 4350(c) of the Nasdaq Marketplace Rules regarding independent directors’ involvement in these areas, because there are no specific requirements under Cayman Islands law on the establishment of compensation committees or nominations committees, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our articles of association provide for a staggered board of directors. At each annual general meeting of our shareholders, one third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) are required to stand for reelection. The Chairman shall not be required to stand for reelection at any annual meeting, and will serve for an indefinite term. In addition, the Chairman will not be taken into account in determining the number of directors who must stand for reelection in each year.

The particular directors that must stand for reelection at each annual general meeting is determined according to a rotation. Should a director choose not to offer himself or herself for reelection at an annual meeting, the number of directors who must stand for reelection at that meeting is reduced accordingly. Directors who have been longest in office since their last re-election or appointment shall stand for reelection at the annual meeting, provided that, in the case of directors who were last elected on the same day, which director must stand for reelection shall (unless they otherwise agree among themselves) be determined by lot.

Any director appointed to fill a vacancy shall serve only until the next annual meeting, and shall not be taken into account in determining which particular directors or the number of directors who are stand for reelection at such annual meeting.

Our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers and employees. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to one month of his or her salary for each year of his or her service for our company. An executive officer may terminate the employment at any time upon one month, written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the employment agreement, our confidential information in strict confidence and not to disclose such information to anyone except our other employees who have a need to know such information in connection with our business. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions. Specifically, each executive officer has agreed not to, while employed by us and for a period of three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purposes of doing business with such persons or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director or otherwise for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees employed by us at or after the date of the executive officer’s termination, or in the year preceding such termination.

D. Employees

We had 235, 272 and 313 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2006:

As of December 31, 2006
Manufacturing and services	79
Research and development	17
General and administration	65
Marketing and sales	152

Total	313

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which require us to contribute amounts equal to 14.4%, 17.7% and 15.5%, respectively, of our employees’ aggregate base salaries to these statutory plans for the years ended December31, 2004, 2005 and 2006.

Also, in accordance with PRC regulations, we contribute amounts equal to 2.9%, 3.8% and 3.6% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively, for the years ended December 31, 2004, 2005 and 2006.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 25, 2007, the latest practicable date, by:

•	each of our executive officers and directors; and

•	each person known by us to beneficially own 5% or more of our ordinary shares.

	Shares beneficially owned(1)(2)
Name	Number of Shares	%
Directors and executive officers:
Dan Lou(3)	12,040,689	7.92
Dr. Jing Lou(4)	4,856,252	3.19
Liping Xu(5)	7,363,554	4.84
Clara Mak	*	*
Dr. Yingfei Wei	*	*
Yongfu Chen	*	*
Lawrence S. Wizel	*	*
Guanjin Hu	*	*
Moujia Qi	*	*
Bin Huang(6)	1,655,542	1.09
Dongmei Su(7)	985,121	0.65
Ke Li(8)	*	*

Principal Shareholders:
Achieve Well International Limited(9)	26,737,618	17.58
Happyview Finance Limited(10)	15,024,393	9.88
Lan’s Holdings Limited(11)	11,732,219	7.71
Pacven Walden Ventures VI, LP(12)	10,353,142	6.81
Starry Investments Limited(13)	8,460,006	5.56
W&W International Investments Limited(14)	7,732,074	5.08
Witty Mind International Limited(15)	5,441,211	3.58
Precious Winwin Limited(16)	1,214,461	0.80

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 152,084,155 ordinary shares outstanding as of June 25, 2007, the latest practicable date, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Mr. Dan Lou, our chairman, beneficially owns 6,599,478 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited. In addition, he holds 5,441,211 ordinary shares as of the date hereof, indirectly through his wholly-owned company, Witty Mind International Limited.
(4)	In addition, Dr. Jing Lou, our chief executive officer, beneficially owns 4,856,252 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited and which number of ordinary shares includes 156,252 ordinary shares granted to Dr. Jing Lou as share-based compensation.
(5)	Ms. Liping Xu, our director and vice president, beneficially owns 6,149,093 ordinary shares, which are held in trust on her behalf by Achieve Well International Limited. In addition, she holds 1,214,461 ordinary shares, as of the date hereof, indirectly through her wholly-owned company, Precious Winwin Limited.
(6)	Mr. Bin Huang, our director and vice president of human resources, beneficially owns 1,655,542 ordinary shares, as of the date hereof, which are held in trust on his behalf by Achieve Well International Limited.
(7)	Ms. Dongmei Su, our chief technology officer, beneficially owns 985,121 ordinary shares, as of the date hereof, which are held in trust on her behalf by Achieve Well International Limited.
(8)	Mr. Ke Li, our corporate secretary, beneficially owns 790,311 ordinary shares, as of the date hereof, which are held in trust on his behalf by Achieve Well International Limited.
(9)	Achieve Well International Limited is a British Virgin Islands international business company for investment purpose with its business address at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Achieve Well International Limited is beneficially owned, as of the date hereof, by Mr. Dan Lou (approximately 24.7%), Ms. Liping Xu (approximately 23.0%), Mr. Jing Lou (approximately 18.2%), Mr. Bin Huang (approximately 6.2%), Ms. Dongmei Su (approximately 3.7%), Mr. Ke Li (approximately 3.1%), Ms. Clara Mak and certain other individuals. Each beneficial owner of Achieve Well International Limited has the voting rights with respect to the securities beneficially owned by him or her.
(10)	Happyview Finance Limited is a British Virgin Islands international business company solely owned by Mr. Ou Su, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at Room 608, Block Q, Hui Yuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, P.R. China and Mr. Ou Su is its sole director.
(11)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), who each have both investment and voting authority with respect to the voting securities held by him or her. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, P.R. China.
(12)	Pacven Walden Ventures VI, LP is a Cayman Islands limited partnership of which the beneficial owner is Pacven Walden Management VI Co., Ltd. Its business address is at 2806A Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. It acquired 10,353,142 shares from Fullcity International Limited, a former shareholder of our company and the predecessor of which is Montgomery Bio-Medicine Inc., on October 10, 2006.
(13)	Starry Investments Limited is a Samoan international business company solely owned by Ms. Lili Liu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 4 Zhong Xing Street, Heping District, Shenyang, Liaoning, P.R. China and Ms. Lili Liu is its sole director.
(14)	W&W International Investments Limited is a British Virgin Islands international business company solely owned by Ms. Lisha Zhang, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, P.R. China and Ms. Lisha Zhang is its sole director.
(15)	Witty Mind International Limited is a British Virgin Islands international business company solely owned by Mr. Dan Lou, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China.
(16)	Excludes 4,463,392 shares sold to Remose Enterprises Limited, a British Virgin Islands company organized for investment purpose in November 2006. Precious Winwin Limited is a British Virgin Islands international business company solely owned by Ms. Liping Xu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Remose Enterprises Limited is a British Virgin Islands international business company solely owned by Mr. Xuechuan Xu for investment purpose. Its business address is 3301, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong and Mr. Xuechuan Xu is its sole director.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Corporate guarantees

In 2006, we entered into an arrangement by which we and one of our shareholders, China Transport, cross guaranteed certain of each other’s loans. As of December 31, 2006, China Transport had outstanding loans in the aggregate principal amount of RMB10 million (US$1.3 million) guaranteed by us. These arrangements were a result of the long established cross guaranteed banking relationship with China Transport in which China Transport also provided guarantees for our bank loans. The outstanding guarantees were subsequently released as of December 31, 2006.

In addition, we owed LifeGen, Inc., an investee company founded by our CEO, Dr. Jing Lou, research and development expenses in the amount of RMB1.8 million as of December 31, 2005. The balance was settled during the year ended December 31, 2006. We no longer have any outstanding payment obligations toward LifeGen, Inc.

Disposal of interest in Beijing Sunshine and Liaoning Sunshine

In October 2006, in connection with our corporate reorganization, we transferred our 45% equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, for a cash consideration of RMB454,500, representing 45% of the initial registered capital of Beijing Sunshine.

In November 2006, in connection with our corporate reorganization, we transferred our 90% equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, for a payment of RMB13,500,000 from Mr. Lou, representing 90% of the initial registered capital of Liaoning Sunshine. In December 2006, we paid RMB13,500,000 to Mr. Lou as prepayment of the purchase price to buy back Mr. Lou’s equity interest in Liaoning Sunshine. For more details on these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with Liaoning Sunshine and Beijing Sunshine.”

Share-based compensation

On October 15, 2006, Achieve Well granted an aggregate number of 312,504 ordinary shares to a director and a senior executive as compensation for their on-going services rendered to us. For more details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Share-based compensation expenses” and footnote 15 to our consolidated financial statements included elsewhere in this annual report.

On October 1, 2006, we granted options to purchase our ordinary shares to our executive officers and directors, is described in “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plan.”

Agreements with Epitomics Inc.

The collaboration partner for our development of TNF alpha monoclonal antibody is a related party, Epitomics Inc., or Epitomics, whose Chief Executive Officer of which is an immediate family member of the our Chief Scientific Officer. The collaboration combines our development capabilities and Epitomics’ approach for generating large panel of therapeutic leads for the purpose of the identification of best-in-class drug candidates for anti-TNF therapy. Research and development fees of RMB0.4 million (US$0.05 million) were payable to Epitomics as of the year ended December 31, 2006. Under the terms of the agreement, Epitomics may receive royalties on any potential future products sold in China.

Miscellaneous

In 2005, we paid RMB800,000 for the purchase of motor vehicles from Shenyang Keweier, a shareholder.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item18 for a list of all consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.—Key Information—Risk Factors—Risks Related to Our Company—If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.”

Dividend Policy

Since the incorporation of our company in 1993, we have never declared or paid any cash dividends on our common shares. But if it is possible that we may declare dividends in the future, we may subject to currency exchange restriction. See “Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.

Holders of ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of common shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

B. Significant Changes

Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

On February 7, 2007, the Company’s shares were successfully listed on The Nasdaq Global Market following the completion of the initial public offering of 7,700,000 American Depositary Shares (“ADSs”), representing 53,900,000 ordinary shares, at a price of US$16 per ADS. Each ADS represents seven ordinary shares of the Company. The offering consisted of 7,187,817 ADSs, representing 50,314,719 ordinary shares, newly issued by the Company and 512,183 ADSs, representing 3,585,281 ordinary shares, sold by the selling shareholders. The Company raised net proceeds of approximately US$102.0 million from our initial public offering in February 2007.

Subsequently, the underwriters exercised the over-allotment option and the Company issued an additional 252,634 ADSs, representing 1,768,438 ordinary shares, at US$16 per ADS. The underwriters also acquired 499,506 ADSs, representing 3,496,542 ordinary shares, from the selling shareholders. The Company raised additional net proceeds of approximately US$3.7 million from the exercise of the over-allotment option by the underwriters.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 885754105. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NASDAQ for our ADSs. The closing price for our ADSs on the NASDAQ on June 15, 2007 was US$10.35 per ADS. Each of our ADSs represents the right to receive seven shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2007	16.79	9.17	249
First Quarter	16.79	10.90	409
February (from February 7)	16.79	14.16	716
March	13.70	10.90	185
Second Quarter (through June 25)	11.59	9.17	125
April	11.07	9.25	158
May	11.14	9.17	140
June (through June 25)	11.60	9.75	67

Source: Bloomberg

As of June 25, 2007, the latest practicable date, a total of 21,726,308 ADSs and 152,084,155 of our common shares were outstanding, of which the public float include 8,452,140 ADSs and 59,164,980 of our common shares. As of the date hereof, 8,452,140 ADSs shares were registered in the name of a nominee of JPMorgan Chase Bank, N.A., the depositary under the deposit agreement.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing seven of our ordinary shares, have been listed on the The NASDAQ Stock Market LLC since February 7, 2007 under the symbor “SSRX”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

I TEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on September 5, 2006.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, and does not deal with the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets (based on an average of the quarterly values during a taxable year) are classified as passive assets. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets and taking into consideration this offering, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2007, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in this offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this annual report or other projects.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being or becoming classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend upon, in great measure, the timing of our capital expenditures and the value of our unbooked intangibles. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The discussion further below under “PFIC Considerations” summarizes the PFIC rules that would be applicable to an investment in our ADSs or ordinary shares if we were to be or become classified as a PFIC.

Dividends

Any cash distributions paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. We have applied to list the ADSs on The NASDAQ Stock Market LLC. Provided the listing is approved, the ADSs are expected to be readily tradable on The NASDAQ Stock Market LLC, an established securities market in the United States.

Cash distributions in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Renminbi should equal the United States dollar value of the Renminbi on the date of the distribution, regardless of whether the Renminbi is actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Renminbi generally will be United States source ordinary income or loss. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or shares. A U.S. Holder who does not elect to claim a foreign tax credit for such withholding taxes, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Passive Foreign Investment Company

If we are or were to become classified as a PFIC for any taxable year, and unless you make a “mark-to-market” election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or ordinary shares, and (ii) any “excess distribution” made by us on ADSs or ordinary shares (generally, any distributions paid to you in respect of ADSs or ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or ordinary shares).

Under the PFIC rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or ordinary shares;

•

the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held ADSs or ordinary shares in which we are classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

•

the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to tax at the highest tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax would be imposed on the resulting tax for each such year for the period it had been deferred.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as The NASDAQ Stock Market LLC. While the company anticipates that the ADSs will qualify as being “regularly traded” on The NASDAQ Stock Market LLC, and there has been no prior trading of the ADSs on The NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

The “qualified electing fund” election which serves as a further alternative to the foregoing rules is not available.

If you own ADSs or ordinary shares during any year that we are classified as a PFIC, you must file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or ordinary shares and the gain realized on the disposition of ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

I TEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Risk Management

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities.

Interest Rate Risk

The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

We are subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of new borrowing. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

Foreign Currency Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends.

We are exposed to foreign currency risk primarily as a result of purchases of certain raw materials and equipment from overseas, and export sales.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

I TEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

I TEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged.

We completed our initial public offering of 59,164,980 ordinary shares, in the form of ADSs, at $16.00 per ADS in the first quarter of 2007, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $135.2 million, of which we received net proceeds of $105.7 million, which include proceeds received from the exercise of over-allotment option by the underwriters. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-1 (File number: 333-140099) was January 29, 2007. UBS Investment Bank was the global coordinator and book runner for the global offering of our ADSs, and CIBC World Markets Corp. and Pacific Growth Equities, LLC were the other underwriters to the offering.

The net proceeds from our initial public offering have been allocated as follows:

•

approximately US$20 million, which we currently anticipate to be sufficient for the construction of a new GMP-certified manufacturing plant with planned capacity to meet increasing market demand for our products and for certification of the new plant by the European Agency for the Evaluation of Medical Products, or EMEA;

•

approximately US$5 million, which we currently anticipate to be sufficient for improvements to our existing facilities, primarily relating to process development and optimization, to achieve EMEA certification and improved production yield, which involves the introduction of new production procedures and modifications to our existing quality control procedures, such as adding virus clearance and testing procedures;

•

approximately US$10 million for conducting clinical trials for our product candidates, of which approximately US$3.4 million is expected to be used to develop our anti-TNF humanized monoclonal antibody product candidate (SSS07), US$1.7 million to develop NuPIAO, US$1.6 million to develop our HPV vaccine (SSS08), US$0.7 million to develop TPIAO for the treatment of ITP, US$0.4 million to develop high dosage EPIAO, US$0.4 million to develop NuLeusin, and approximately US$1.5 million for clinical trials necessary for the EMEA registration of EPIAO. With the exception of SSS08 and SSS07, we expect that the proceeds from our initial public offering will be sufficient to bring these product candidates to market. In addition, we expect the portion of proceeds allocated to SSS07 and SSS08 to be sufficient to fund their research and development costs through phase III of clinical trials. The aggregate additional expenses in relation to the development of these two product candidates, currently estimated to be approximately US$3.0 million to US$5.0 million, are expected to be funded by cash flows from operations or through additional placements of our securities in the future; and

•

approximately US$10 million for the expansion and enhancement of our sales and marketing network, including the addition of personnel to our oncology-focused marketing team, further penetration in our existing geographical markets and expansion into new target areas in China.

The remainder of the proceeds will be used for in-licensing products, working capital and general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on this evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the material information required to be disclosed by us in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

I TEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lawrence S. Wizel qualifies as audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Each of the members of our Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.3sbio.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, KPMG, for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2005	2006	2006
	RMB	RMB	US$
	(in thousands)
Audit Fees	Nil	1,380	177
Audit-related Fees	Nil	5,250	673
Tax Fees	Nil	55	7
Other Fees	Nil	Nil	Nil

As described in the Audit Committee Charter, the pre-approval policy and procedures for accounting fees are summarized below:

•

Prior to formally re-appointing the external auditor, our audit committee reviews and assesses the independence of the external auditor, including but not limited to any relationships with us, or any other entity that may impair the external auditor’s judgment or independence in respect to us.

•	Discuss with the external auditors the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures.

•	Review the external auditor’s compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

I TEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITE M 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

P ART III

ITEM 17.	FINANCIAL ST ATEMENTS

The registrant has elected to provide the consolidated financial statements and related information specified in Item18 in lieu of Item17.

ITEM 18 .	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2	Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.1	Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2	Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1	Stock Option Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2	Share Transfer Agreement between China Transport Resources Northeast Co., Ltd. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.3	Share Transfer Agreement between Ms. Lisha Zhang and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.4	Share Transfer Agreement between Starry Investment Limited and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.5	Share Transfer Agreement between Shenyang Keweier High Technology Co. Ltd. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.6	Share Transfer Agreement between Montgomery Bio-Medicine, Inc. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7	Share Transfer Agreement between Lan’s Holdings Limited and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.8	National Agency Agreement for Tietai between Shenyang Sunshine Pharmaceutical Company Limited and Shenyang Borui Pharmaceutical Co., Ltd dated as of May 1, 2006 and supplementary memo (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.9	Sole Agency Agreement for Baolijin between Shenyang Sunshine Pharmaceutical Company Limited and Chengdu Institute of Biological Products dated as of August 31, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

Exhibit Number	Description of Exhibits
4.10	Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Hong Kong Co., Ltd. dated as of March 8, 2006 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.11	Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. dated as of April 12, 2005 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.12	Collaboration Agreement for License and Co-development of anti-TNF alpha monoclonal antibody therapeutics between Shenyang Sunshine Pharmaceutical Company Limited and Epitomics Inc. dated as of March 4, 2006 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.13	Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.14	Equity Transfer Agreement of Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su dated as of September 2, 2006 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.15	Equity Transfer Agreement of Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou dated as of November 10, 2006 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.16	Form of Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.17	Form of Pledge Agreement of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.18	Form of Voting Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.19	Form of Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Pharmaceutical Company Limited / Beijing Sunshine Bio-product Sales Company Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

Exhibit Number	Description of Exhibits
8.1	List of subsidiaries of 3SBio Inc. (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007

11.1*	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: June 29, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3SBio Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 28, 2007

3SBio Inc. and subsidiaries

Consolidated balance sheets

(RMB and US$ expressed in thousands, except per share data)

		December 31,
	Note	2005	2006	2006
		RMB	RMB	US$
Assets

Current assets

Cash		25,746	25,372	3,251
Accounts receivable, less allowance for doubtful accounts: December 31, 2005 - RMB5,892; December 31, 2006 - RMB4,871 (US$624)	3	34,376	37,402	4,793
Inventories	4	6,450	8,682	1,112
Prepaid expenses and other receivables	5	6,927	14,872	1,906
Amount due from shareholder	16(b)	19,675	—	—
Income tax prepaid		121	—	—
Deferred tax assets	14	2,717	2,154	276

Total current assets		96,012	88,482	11,338

Property, plant and equipment, net	6	42,472	43,142	5,528
Lease prepayments	7	9,953	9,600	1,230
Deferred tax assets	14	2,124	1,251	160

Total assets		150,561	142,475	18,256

Liabilities

Current liabilities

Short-term bank loans	8	89,000	15,000	1,922
Accounts payable		1,336	1,769	227
Deferred grant income	9	924	611	78
Accrued expenses and other payables	10	11,039	16,318	2,091
Income tax payable		—	1,167	150
Amounts due to related parties	16(b)	1,813	4,225	541
Other current liabilities		139	92	12

Total current liabilities		104,251	39,182	5,021

Long-term bank loans	8	—	25,000	3,203
Deferred grant income	9	4,511	3,900	500
Other liabilities		677	585	75

Total liabilities		109,439	68,667	8,799

3SBio Inc. and subsidiaries

Consolidated balance sheets (continued)

(RMB and US$ expressed in thousands, except per share data)

		December 31,
	Note	2005	2006	2006
		RMB	RMB	US$
Commitments and contingencies	20

Minority interests		502	474	60

Shareholders’ equity	11

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 100,000,998 shares issued and outstanding as of December 31, 2006		—	80	10
Registered capital		62,974	—	—
Additional paid-in capital		15,167	80,286	10,288
Statutory reserves		2,266	—	—
Accumulated losses		(39,787)	(7,032)	(901)

Total shareholders’ equity		40,620	73,334	9,397

Total liabilities and shareholders’ equity		150,561	142,475	18,256

See accompanying notes to the consolidated financial statements.

3SBio Inc. and subsidiaries

Consolidated statements of income

(RMB and US$ expressed in thousands, except per share data)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenues	12	77,248	102,013	127,780	16,373
Cost of revenues	13	(15,027)	(15,497)	(11,598)	(1,486)

Gross profit		62,221	86,516	116,182	14,887

Operating expenses

Research and development costs	13	(3,699)	(3,196)	(6,100)	(782)
Sales, marketing and distribution expenses	13	(38,762)	(49,205)	(61,280)	(7,852)
General and administrative expenses	13	(13,600)	(13,956)	(12,269)	(1,572)

Total operating expenses		(56,061)	(66,357)	(79,649)	(10,206)

Operating income		6,160	20,159	36,533	4,681

Other income/(expense), net

Interest income		81	144	436	56
Interest expense		(6,029)	(5,551)	(4,245)	(544)
Grant income	9	6,442	3,771	3,146	403
Others		—	(850)	(192)	(25)

Total other income/(expense), net		494	(2,486)	(855)	(110)

Income before income tax expense and minority interests		6,654	17,673	35,678	4,571
Income tax expense	14	(226)	(1,762)	(5,217)	(668)

Income before minority interests		6,428	15,911	30,461	3,903
Minority interests, net of tax		182	144	28	4

Net income		6,610	16,055	30,489	3,907

Net income per share:

- Basic and diluted		0.07	0.16	0.30	0.04

See accompanying notes to the consolidated financial statements.

3SBio Inc. and subsidiaries

Consolidated statements of shareholders’ equity

(RMB and US$ expressed in thousands, except per share data)

		Share capital			Additional paid-in capital			Total shareholders’ equity
	Note	No. of shares	Amount	Registered capital		Statutory reserves	Accumulated losses
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 31, 2004		—	—	62,974	15,167	850	(61,036)	17,955
Net income		—	—	—	—	—	6,610	6,610

Balance as of December 31, 2004		—	—	62,974	15,167	850	(54,426)	24,565
Net income		—	—	—	—	—	16,055	16,055
Transfer to statutory reserves	11(b)	—	—	—	—	1,416	(1,416)	—

Balance as of December 31, 2005		—	—	62,974	15,167	2,266	(39,787)	40,620
Capital on incorporation	11(a)	1	—	—	—	—	—	—
Effect of reorganization	11(a)	100,000,997	80	(62,974)	62,974	(2,266)	2,266	80
Net income		—	—	—	—	—	30,489	30,489
Share-based compensation
- shares granted to executives	15(a)	—	—	—	1,915	—	—	1,915
- share options granted to executives	15(b)	—	—	—	230	—	—	230

Balance as of December 31, 2006		100,000,998	80	—	80,286	—	(7,032)	73,334

Balance as of December 31, 2006 – US$		100,000,998	10	—	10,288	—	(901)	9,397

See accompanying notes to the consolidated financial statements.

3SBio Inc. and subsidiaries

Consolidated statements of cash flows

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Cash flow from operating activities

Net income		6,610	16,055	30,489	3,907

Adjustments to reconcile net income to net cash provided by operating activities:
- Loss on disposal of property, plant and equipment		2	841	187	24
- Depreciation of property, plant and equipment	13	7,252	7,488	5,500	705
- Amortization of intangible assets		1,235	823	—	—
- Amortization of deferred grant income		(1,284)	(1,050)	(924)	(118)
- Share-based compensation		—	—	2,145	275
- Minority interests, net of tax		(182)	(144)	(28)	(4)
- Deferred income taxes, deferred tax charges and deferred credit		226	1,421	1,297	166

Changes in operating assets and liabilities:
- Lease prepayments	7	22	(9,461)	353	45
- Accounts receivable, net		(10,522)	5,772	(3,026)	(388)
- Inventories		2,735	2,238	(2,232)	(286)
- Prepaid expenses and other receivables		(241)	1,367	(2,296)	(294)
- Accounts payable		(202)	88	433	56
- Accrued expenses and other payables		1,470	(480)	5,279	676
- Amounts due to related parties		—	—	(1,423)	(182)
- Income tax prepaid/payable		71	(119)	1,288	165

Net cash provided by operating activities		7,192	24,839	37,042	4,747

3SBio Inc. and subsidiaries

Consolidated statements of cash flows (continued)

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Cash flow from investing activities

Purchase of property, plant and equipment		(901)	(9,151)	(2,671)	(342)
Proceeds from disposal of property, plant and equipment		621	109	37	5
Repayment from/(advance to) shareholder	16(b)	2,548	(202)	19,675	2,521

Net cash provided by/(used in) investing activities		2,268	(9,244)	17,041	2,184

Cash flow from financing activities

Payment of initial public offering expenses		—	—	(9,292)	(1,191)
Principal payments of short-term bank loans		(69,000)	(74,000)	(89,000)	(11,404)
Proceeds from short-term bank loans		69,000	64,000	15,000	1,922
Proceeds from long-term bank loans		—	—	25,000	3,203
Proceeds from borrowing from a related party		—	—	3,835	491

Net cash used in financing activities		—	(10,000)	(54,457)	(6,979)

Net increase/(decrease) in cash		9,460	5,595	(374)	(48)

Cash at beginning of year		10,691	20,151	25,746	3,299

Cash at end of year		20,151	25,746	25,372	3,251

Supplemental disclosure of cash flow information

Cash received/(paid) during the year for:
Income taxes		71	(460)	(2,632)	(337)
Interest expense (net of amount capitalized)		(6,024)	(5,563)	(4,311)	(552)

See accompanying notes to the consolidated financial statements.

3SBio Inc. and subsidiaries

Notes to the consolidated financial statements

(Expressed in RMB and US$)

1	Principal activities, reorganization and basis of presentation

(a)	Principal activities

3SBio Inc. (the “Company”) and subsidiaries (collectively the “Group”) are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (“PRC”). The Group currently manufactures four types of biopharmaceutical products, which include the following:

•	EPIAO, an injectable recombinant human erythropoietin that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions;

•	TPIAO, a recombinant human thrombopoietin indicated for the treatment of chemotherapy-induced thrombocytopenia; and

•

Two legacy products, including Intefen, a recombinant interferon alpha-2a product indicated for the treatment of carcinoma of the lymphatic or hematopoietic system and viral infectious diseases; and Inleusin, a recombinant human IL-2 product indicated for the treatment of renal cell carcinoma, metastatic melanoma, thoratic fluid build-up caused by cancer and tuberculosis.

On February 7, 2007, the Company’s shares were listed on The Nasdaq Global Market following the completion of the initial public offering (“IPO”) of 7,700,000 American Depositary Shares (“ADSs”), representing 53,900,000 ordinary shares, at a price of US$16 per ADS. Each ADS represents seven ordinary shares of the Company. The offering consisted of 7,187,817 ADSs, representing 50,314,719 ordinary shares, newly issued by the Company and 512,183 ADSs, representing 3,585,281 ordinary shares, sold by the selling shareholders. The Company raised net proceeds of approximately US$101,955,000 from the offering.

In March 2007, the underwriters exercised the over-allotment option and the Company issued an additional 252,634 ADSs, representing 1,768,438 ordinary shares, at US$16 per ADS. The selling shareholders also sold an additional 499,506 ADSs, representing 3,496,542 ordinary shares. The Company raised additional net proceeds of approximately US$3,759,000 from the exercise of the over-allotment option by the underwriters.

1	Principal activities, reorganization and basis of presentation (continued)

(b)	Reorganization

The Company was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was incorporated as part of the reorganization of Shenyang Sunshine Pharmaceutical Company Limited (“Shenyang Sunshine”) and its subsidiaries (the “Reorganization”) in preparation of the Company’s IPO. In connection with the Reorganization, and pursuant to a shareholders’ agreement amongst the existing beneficial shareholders of Shenyang Sunshine, an ultimate beneficial shareholder of Shenyang Sunshine established Collected Mind Limited (“Collected Mind”) in July 2006 in the British Virgin Islands and held the interest in Collected Mind on behalf of all the ultimate beneficial shareholders of Shenyang Sunshine or their nominees, in proportion to their respective effective share ownership in Shenyang Sunshine. Collected Mind acquired all of the equity interest in Shenyang Sunshine in August 2006. Shortly after this acquisition, the Company was established as the ultimate holding company. In September 2006, in consideration of the Company’s issuance of shares to the ultimate beneficial shareholders of Collected Mind or their nominees in proportion to each of their beneficial interest in Collected Mind, the entire equity interest in Collected Mind was acquired by the Company. Upon completion of the Reorganization, Collected Mind and the Company became Shenyang Sunshine’s immediate and ultimate holding companies, respectively. The proportionate ownership of the Company immediately after and Shenyang Sunshine before the Reorganization is substantially the same.

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company with registered, issued and paid up capital of 62,974,046 shares of RMB1 each. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC.

Shenyang Sunshine has two variable interest entities (“VIEs”) for which Shenyang Sunshine is the primary beneficiary, namely Liaoning Sunshine Pharmaceutical Company Limited (“Liaoning Sunshine”) and Beijing Sunshine Bio-Product Sales Company Limited (“Beijing Sunshine”). Liaoning Sunshine and Beijing Sunshine are domestic limited liability companies incorporated in the PRC and are primarily engaged in the distribution of products manufactured by Shenyang Sunshine.

Prior to the Reorganization, Shenyang Sunshine held 90% and 45% equity interests in Liaoning Sunshine and Beijing Sunshine, respectively, with the remaining interests in the two companies held by the former majority shareholder of Shenyang Sunshine, Shenyang Keweier Advanced Technology Co., Ltd. (“Shenyang Keweier”). Both Liaoning Sunshine and Beijing Sunshine were consolidated by Shenyang Sunshine prior to the Reorganization as a result of its 90% controlling interest in Liaoning Sunshine and being the primary beneficiary of Beijing Sunshine, which was deemed as a VIE in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”). Specifically, the total equity investment at risk of Beijing Sunshine was deemed insufficient to fund its activities without additional subordinated financial support from Shenyang Sunshine in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine.

1	Principal activities, reorganization and basis of presentation (continued)

(b)	Reorganization (continued)

In connection with the Reorganization and for purposes of compliance with certain PRC rules and regulations related to the distribution of pharmaceutical products, Shenyang Sunshine transferred its 45% equity interest in Beijing Sunshine to an executive officer in October 2006 and its 90% equity interest in Liaoning Sunshine to a director in November 2006. In December 2006 and January 2007, Shenyang Sunshine entered into certain contractual arrangements with Beijing Sunshine and Liaoning Sunshine, respectively, such that:

•	Shenyang Sunshine is entitled to a majority of the revenues of Beijing Sunshine and Liaoning Sunshine in the form of technology support, market development and consulting service fees;

•	Shenyang Sunshine is granted an exclusive right to acquire, to the extent permissible under PRC law, equity interests in Liaoning Sunshine and Beijing Sunshine;

•

The equity holders of Liaoning Sunshine and Beijing Sunshine are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as the equity holders of Liaoning Sunshine and Beijing Sunshine; and

•	Equity interests in Liaoning Sunshine and Beijing Sunshine are pledged to Shenyang Sunshine to guarantee the obligations of the equity holders under the above contractual arrangements.

As a result of the above contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine and Beijing Sunshine. As Shenyang Sunshine continues to hold the predominant variable interests in Liaoning Sunshine and Beijing Sunshine, it is deemed to be the primary beneficiary of both entities under FIN 46(R). Accordingly, the transfers of equity interests in Liaoning Sunshine and Beijing Sunshine did not change the requirement to consolidate the two entities and the financial statements of Liaoning Sunshine and Beijing Sunshine continue to be included in the Company’s consolidated financial statements subsequent to the Reorganization.

1	Principal activities, reorganization and basis of presentation (continued)

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Group in preparation for the initial public offering of securities of the Company, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were substantially identical to their proportionate equity interests in Shenyang Sunshine just prior to the consummation of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements of the Company include the assets and liabilities of Shenyang Sunshine at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if Collected Mind, Shenyang Sunshine and its subsidiaries were transferred to the Company as of the beginning of the earliest period presented.

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of Shenyang Sunshine and its subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of Shenyang Sunshine and its subsidiaries to present them in conformity with U.S. GAAP.

2	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs of which it is the primary beneficiary, as defined by FIN 46(R). All significant intercompany balances and transactions have been eliminated on consolidation.

FIN 46(R) requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. FIN 46(R) also requires that, for purposes of determining whether an enterprise is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in the same entity held by its related parties as its own interests. As variable interests in Beijing Sunshine and Liaoning Sunshine were predominately held by Shenyang Sunshine and its related party, Shenyang Sunshine was deemed to be the primary beneficiary of Beijing Sunshine and Liaoning Sunshine under FIN 46(R).

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

2	Summary of significant accounting policies and practices (continued)

(b)	Foreign currency transactions

The functional and reporting currency of the Company and its subsidiaries is the Renminbi (“RMB”).

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB8.28 per U.S. dollar on July 20, 2005 to RMB8.11 per U.S. dollar on July 21, 2005. The exchange rate has continued to fluctuate since the initial adjustment.

For the convenience of the readers, the December 31, 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB7.8041, being the noon buying rate for U.S. dollars in effect on December 29, 2006 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2006 or on any other date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

2	Summary of significant accounting policies and practices (continued)

(d)	Cash

Cash consists of cash on hand and interest-bearing deposits placed with banks. None of the Group’s cash is restricted as to withdrawal.

(e)	Accounts receivable

Accounts receivable are stated at the invoiced amount after deduction of trade discounts and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Shenyang Sunshine and its subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, Shenyang Sunshine and its subsidiaries generally record write-offs of doubtful account at the same time the local tax requirements for the write-offs are met. As a result, there may be time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts and the related allowance are written off. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity.

2	Summary of significant accounting policies and practices (continued)

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	5 - 10 years
Motor vehicles	5 years
Furniture, fixtures and computer equipment	5 - 10 years

Interest expense incurred related to the construction of property, plant and equipment is capitalized. The capitalization of interest expense as part of the cost of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

No depreciation is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues when inventory is sold.

(h)	Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 years.

The current portion of lease prepayments has been included in prepaid expenses and other receivables in the consolidated balance sheets.

2	Summary of significant accounting policies and practices (continued)

(i)	Long-term investment

Investments in equity securities of privately held companies over which the Group exercises significant influence, but not control (generally where the Group’s level of ownership is between 20% and 50%), are accounted for using the equity method. Equity method accounting involves recognizing the investment in the consolidated balance sheet initially at cost and adjusting thereafter for the post acquisition change in the Group’s share of the investee’s net assets, and recognizing in the consolidated statement of income the Group’s share of earnings or loss of the investee for the year.

When the Group’s share of loss exceeds its interest in the investee, the Group’s interest is reduced to zero and recognition of further losses is discontinued except to the extent that the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

(j)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

(k)	Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is netted off VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

2	Summary of significant accounting policies and practices (continued)

(l)	Government grants

An unconditional government grant is recognized in the consolidated statement of income when the grant becomes receivable. The government grants received by the Group were lump sum payments for which approval is at the sole discretion of the government and are subject to availability of the government funds. The amount and timing of the grants cannot be directly attributable to specific expenditures incurred and the timing of incurrence of such expenditures. As such, grant income is recognized as other income in the consolidated statement of income rather as part of the Company’s operating income.

Government grants relating to the acquisition of property, plant and equipment are recognized in the consolidated balance sheet as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Grants that compensate the Group for expenses incurred on research and development activities are recognized as other income in the consolidated statement of income upon the later of the award of the grant or in the same period in which the related expenses are incurred.

(m)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income as and when the related employee service is provided.

(n)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period that includes the enactment date.

(o)	Advertising and research and development costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses amounted to RMB414,000, RMB2,725,000 and RMB2,022,000 (US$259,000) for the years ended December 31, 2004, 2005 and 2006 respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and material costs.

2	Summary of significant accounting policies and practices (continued)

(p)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingency based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for product liability claims.

(q)	Income per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic net income per share is computed by dividing net income by the number of shares outstanding of 100,000,998 as if the Reorganization as described in Note 1(a) had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. There were no potential ordinary shares during the years ended December 31, 2004 and 2005. As of December 31, 2006, there were 15,000 dilutive potential ordinary shares, being the unvested shares granted to an executive of the Company.

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income per share:
Net income	6,610	16,055	30,489	3,907

Denominator:
Basic weighted average shares	100,000,998	100,000,998	100,000,998	100,000,998
Effect of dilutive potential shares	—	—	3,722	3,722

Diluted weighted average shares	100,000,998	100,000,998	100,004,720	100,004,720

Basic net income per share:	0.07	0.16	0.30	0.04

Diluted net income per share:	0.07	0.16	0.30	0.04

The diluted net income per share calculation for the year ended December 31, 2006 did not include the effects of employee options to purchase a total of 1,060,000 ordinary shares of the Company because to do so would have been anti-dilutive.

2	Summary of significant accounting policies and practices (continued)

(r)	Share-based payments

SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. Compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period.

(s)	Segment reporting

The Group uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

(t)	Recently issued accounting standards

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this interpretation to have a material effect on the Company’s consolidated financial statements.

2	Summary of significant accounting policies and practices (continued)

(t)	Recently issued accounting standards (continued)

Securities and Exchange Commission Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the Securities and Exchange Commission issued SAB 108. This Bulletin prescribes that misstatements in current year financial statements should be quantified based on both the “rollover” approach, which quantifies a misstatement based on the amount of the error originating in the current year income statement; and the “iron curtain” approach, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. This Bulletin requires a misstatement to be adjusted in the current year financial statements if the misstatement quantified using either the rollover approach or the iron curtain approach is material. This Bulletin further requires that, if correcting an error in the current year materially misstates the current year’s income statement, the prior year financial statements should be corrected. This Bulletin is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this Bulletin did not have any effect on the Company’s consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group is required to adopt SFAS No. 159 beginning on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. Although the Group will continue to evaluate the provisions of SFAS No. 159, the management currently does not believe the adoption of SFAS No. 159 will have a material impact on the Company’s consolidated financial statements.

3	Accounts receivable, net

Accounts receivable consist of the following:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Accounts receivable	37,336	37,891	4,855
Notes receivable	2,932	4,382	562

	40,268	42,273	5,417
Less: Allowance for doubtful accounts	(5,892)	(4,871)	(624)

	34,376	37,402	4,793

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	15,955	5,586	5,892	755
Charged/(credited) to income	849	919	(294)	(38)
Written off against accounts receivable	(11,218)	(613)	(727)	(93)

Balance at end of year	5,586	5,892	4,871	624

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are normally due within 60 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

4	Inventories

Inventories consist of the following:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Raw materials	1,572	1,629	209
Work-in-progress	2,859	5,393	691
Finished goods	774	1,132	145
Consumables and packaging materials	1,245	528	67

	6,450	8,682	1,112

5	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Deposits for property, plant and equipment	3,902	179	23
Prepayments and other deposits	1,114	2,929	375
Expenses incurred in connection with the initial public offering of securities of the Company	—	9,292	1,191
Other receivables	1,911	2,472	317

	6,927	14,872	1,906

Prepayments as of December 31, 2005 and 2006 include an amount of RMB353,000 and RMB353,000 (US$45,000) respectively, representing the current portion of lease prepayments of the Group (Note 7).

The Company incurred expenses amounting to RMB9,292,000 (US$1,191,000) during the year ended December 31, 2006 for the Company’s IPO. Such expenses are incremental costs to the Company as a result of the IPO and have been applied against the gross IPO proceeds on February 7, 2007, being the date on which the IPO was consummated.

Other receivables mainly include staff advances and other miscellaneous receivables.

6	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Buildings	43,831	43,909	5,626
Plant and machinery	21,192	25,472	3,264
Motor vehicles	4,772	4,879	625
Furniture, fixtures and computer equipment	22,065	22,499	2,883
Construction-in-progress	203	855	110

	92,063	97,614	12,508
Less: accumulated depreciation	(49,591)	(54,472)	(6,980)

	42,472	43,142	5,528

All of the Group’s buildings are located in the PRC. As of December 31, 2005 and 2006, property, plant and equipment with carrying value totaling RMB11,281,000 and RMB26,785,000 (US$3,432,000) respectively were pledged to banks as collateral for bank loans of RMB20,000,000 and RMB30,000,000 (US$3,844,000) respectively (Note 8).

7	Lease prepayments

The balance represents the land use rights of the Group as follows:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Prepaid land use rights	10,593	10,593	1,357
Less: accumulated amortization	(287)	(640)	(82)

	10,306	9,953	1,275

The balance is analyzed as follows:

Non-current portion	9,953	9,600	1,230
Current portion – amount to be amortized next year (Note 5)	353	353	45

	10,306	9,953	1,275

In 2005, the Group paid RMB9,924,000 for land use rights for a piece of land located besides the land on which the existing plant of the Group was constructed, for which a new plant would be constructed on the newly acquired land to expand the production capacity of the Group.

As of December 31, 2005 and 2006, the prepaid land use rights were pledged to banks as collateral for bank loans of RMB5,000,000 and RMB5,000,000 (US$641,000), respectively (Note 8).

Land lease expense for the years ended December 31, 2004, 2005 and 2006 were RMB22,000, RMB132,000 and RMB353,000 (US$45,000) respectively.

8	Bank loans

		December 31,
	Note	2005	2006	2006
		RMB’000	RMB’000	US$’000
Lender

Short-term loans
Bank of China Co., Ltd	(a)	5,000	—	—
Bank of China Co., Ltd	(b)	9,000	—	—
Bank of China Co., Ltd	(c)	5,000	—	—
Bank of China Co., Ltd	(d)	20,000	—	—
Bank of China Co., Ltd	(e)	20,000	—	—
Bank of China Co., Ltd	(f)	30,000	—	—
Bank of China Co., Ltd	(g)	—	5,000	641
China Citic Bank	(h)	—	10,000	1,281

		89,000	15,000	1,922
Long-term loans
Bank of China Co., Ltd	(i)	—	20,000	2,562
Bank of China Co., Ltd	(j)	—	5,000	641

		89,000	40,000	5,125

During the years ended December 31, 2005 and 2006, the Group entered into various loan agreements with commercial banks with terms ranging from nine months to one and a half years to finance its working capital. None of the loan agreements requires the Group to comply with financial covenants. All the loans bear fixed interest rates except for the long-term loans as of December 31, 2006, which bear a floating interest rate at 110% of PBOC’s base lending rate per annum and re-price annually. The weighted average interest rates of bank loans outstanding as of December 31, 2005 and 2006 were 6.104% and 6.633% per annum, respectively.

After the balance sheet date, all the short-term loans were repaid and no new loans were drawn down.

8	Bank loans (continued)

The following present the interest expense for each of the bank loans as of December 31, 2005 and 2006:

		Interest rate	Interest expense for the year ended December 31,
	Loan period		2005	2006	2006
		%	RMB’000	RMB’000	US$’000

(a)	June 24, 2005 to March 23, 2006	6.138%	161	68	9

(b)	December 6, 2005 to November 5, 2006	6.138%	39	468	60

(c)	December 6, 2005 to November 5, 2006	6.138%	22	230	29

(d)	December 14, 2005 to November 13, 2006	6.138%	61	928	118

(e)	December 28, 2005 to December 27, 2006	6.138%	13	1,217	156

(f)	April 30, 2003 to April 29, 2006	6.039%	1,812	588	76

(g)	April 21, 2006 to April 20, 2007	6.138%	—	216	28

(h)	April 27, 2006 to January 31, 2007	6.138%	—	421	54

(i)	September 22, 2006 to March 22, 2008	6.930%	—	386	49

(j)	September 30, 2006 to March 29, 2008	6.930%	—	90	12

			2,108	4,612	591

Interest expense on bank loans extinguished during the year			3,443	—	—
Interest capitalized			—	(367)	(47)

Interest expense for the year			5,551	4,245	544

8	Bank loans (continued)

The principal balances of the above bank loans are repayable at the end of the respective loan periods.

Bank loans outstanding, which are all denominated in RMB, are collateralized or guaranteed as follows:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Collateralized	25,000	35,000	4,484
Guaranteed by a related party (Note 16(a))	34,000	5,000	641
Guaranteed by a third party (Note 20(d))	30,000	—	—

	89,000	40,000	5,125

9	Deferred grant income

Deferred grant income in the consolidated balance sheets represents the unamortized amount of the government grant approved by the State Development Planning Committee of the PRC in August 1999, amounting to RMB15,000,000, which was granted for the purchase of plant and equipment costing a total of RMB45,029,000. The grant income is amortized to the consolidated statements of income on a straight-line basis over the weighted average expected useful life of the plant and equipment acquired. Amount to be amortized to the consolidated statement of income in the coming year is classified as a current liability and any remaining unamortized amount is classified as a non-current liability.

Unamortized deferred grant income as of December 31, 2006 is expected to be amortized as follows:

	RMB’000	US$’000
2007	611	78
2008	374	48
2009	374	48
2010	374	48
2011 and thereafter	2,778	356

	4,511	578

10	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Receipts in advance from customers	234	47	6
VAT payable	823	2,931	376
Accrued salaries, bonus and welfare expenses	2,595	2,164	277
Accrued selling and marketing expenses	3,990	6,983	895
Other accrued expenses	3,397	4,193	537

	11,039	16,318	2,091

Other accrued expenses mainly include accrued professional fees, payables for purchase of plant and equipment and miscellaneous deposits received.

11	Shareholders’ equity

(a)	Share capital

Prior to the Reorganization, the registered capital of Shenyang Sunshine was RMB62,974,000.

On August 9, 2006, the Company issued 1 ordinary share at par value of US$1 upon incorporation with an authorized share capital of 50,000 ordinary shares of US$1 each. Pursuant to an ordinary resolution passed on September 5, 2006, the authorized share capital of US$50,000 was divided into 500,000,000 ordinary shares of US$0.0001 each and issued share capital of US$1 was divided into 10,000 ordinary shares of US$0.0001 each. In connection with the Reorganization described in Note 1(a), on September 5, 2006, the Company issued 99,990,998 ordinary shares at par on a pro-rata basis to the ultimate beneficial shareholders of Collected Mind or their nominees as consideration for the acquisition of Collected Mind. The issue of the 99,990,998 ordinary shares at par resulted in a capital contribution of approximately RMB80,000 by the shareholders.

(b)	Statutory reserves

Shenyang Sunshine and its subsidiaries are required under PRC rules and regulations and their respective articles of association to make appropriations from retained earnings to statutory reserves. Such appropriations are approved by the respective boards of directors.

11	Shareholders’ equity (continued)

(b)	Statutory reserves (continued)

Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to the respective Articles of Association, Shenyang Sunshine and its subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the reserve after such issue is not less than 25% of the registered capital.

Statutory public welfare fund

According to the respective Articles of Association, Shenyang Sunshine and its subsidiaries are required to transfer 5% of the net profit, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made.

11	Shareholders’ equity (continued)

(b)	Statutory reserves (continued)

No transfer was made for the year ended December 31, 2004 as Shenyang Sunshine and its subsidiaries had accumulated losses in the local statutory financial statements, prepared in accordance with PRC GAAP, as of December 31, 2004. Transfers of RMB1,416,000 and RMB1,751,000 (US$224,000) have been made to the reserves by Shenyang Sunshine for the years ended December 31, 2005 and 2006, respectively. As the Company is incorporated under the Cayman Islands Companies Law, it is not subject to the statutory reserve requirements, which apply only to Shenyang Sunshine and its subsidiaries. Accordingly, upon the Reorganization as described in Note 1(a), the statutory reserves were reclassified and included in accumulated losses in the consolidated statement of shareholders’ equity.

The accumulated balances of statutory reserves maintained at the Company’s PRC subsidiaries as of December 31, 2005 and 2006 were RMB2,266,000 and RMB4,017,000 (US$515,000), respectively.

In accordance with PRC rules and regulations, effective from April 1, 2006, the statutory public welfare fund is transferred to statutory surplus reserve in the local statutory financial statements.

12	Revenues

The Group’s revenue is primarily derived from the distribution of self-manufactured pharmaceutical products.

In view of the fact that the Group operates and manages its business solely in the PRC and sales were predominately made to customers located in the PRC, no geographical segment information is provided.

The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the price administration authorities from time to time.

The Group’s revenues can be analyzed as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Domestic sales:
EPIAO	64,937	84,804	98,836	12,665
TPIAO	—	2,795	16,056	2,057
Intefen	7,680	6,827	4,995	640
Inleusin	2,738	1,606	1,132	145
Export sales	1,736	4,990	5,878	753
Others	157	991	883	113

	77,248	102,013	127,780	16,373

13	Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	4,778	4,832	3,431	440
Research and development costs	409	342	283	36
Sales, marketing and distribution expenses	169	124	160	21
General and administrative expenses	1,896	2,190	1,626	208

	7,252	7,488	5,500	705

14	Income tax expense

Cayman Islands Tax

Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.

PRC Tax

Shenyang Sunshine, being a Hi-Tech Enterprise in the Shenyang Economic and Technology Development Zone in Liaoning Province, the PRC, has been granted a preferential tax treatment by the State Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shenyang Sunshine’s profit is taxed at a rate of 15%. In 2005, Shenyang Sunshine obtained the recognition as a “foreign-invested advanced technology enterprise”, pursuant to which Shenyang Sunshine is granted a further 50% tax relief (subject to a minimum tax rate of 10%) for 2005. As a result, the applicable tax rate for 2005 is 10% while those for 2004 and 2006 are 15%.

Liaoning Sunshine and Beijing Sunshine, which are engaged in the distribution of pharmaceutical products, are subject to a tax rate of 33%.

Income tax expense represents PRC income tax as follows:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2004	—	226	226

Year ended December 31, 2005	341	1,421	1,762

Year ended December 31, 2006	3,920	1,297	5,217

Year ended December 31, 2006 (US$’000)	502	166	668

14	Income tax expense (continued)

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of Shenyang Sunshine) for the following reasons:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Income before income tax expense	6,654	17,673	35,678	4,571

Computed “expected” tax expense	998	2,651	5,352	685
Non-deductible staff costs	672	—	—	—
Non-deductible entertainment expenses	—	—	239	31
Non-deductible share-based compensation expenses	—	—	322	41
Other non-deductible expenses	15	77	—	—
Non-taxable income	(966)	(566)	(139)	(18)
Tax rate differential of subsidiaries	(255)	(221)	142	18
Tax holiday	—	(244)	—	—
Change in valuation allowance on deferred tax assets	(261)	436	(282)	(36)
Tax concession for research and development expenses	—	(225)	(454)	(58)
Tax credit for purchase of domestic equipment	—	(145)	—	—
Others	23	(1)	37	5

Actual income tax expense	226	1,762	5,217	668

All income of the Group arose from operations in the PRC.

The tax effect of the tax holiday in 2005 has no significant impact on net income per share for the year ended December 31, 2005.

As of December 31, 2006, the Group’s subsidiaries have unused tax losses of RMB3,640,000 (US$466,000). The tax losses will expire as follows if unutilized:

	RMB’000	US$’000
2007	581	74
2008	1,557	200
2009	83	11
2010	643	82
2011	776	99

	3,640	466

14	Income tax expense (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Property, plant and equipment	724	413	53
Accounts receivable	1,416	1,109	142
Inventories	1,069	240	31
Accrued expenses	1,289	1,423	182
Deferred grant income	816	677	87
Deferral of research and development costs for tax purposes	1,191	723	92
Tax losses carryforward	999	1,201	154

	7,504	5,786	741
Less: valuation allowance	(2,663)	(2,381)	(305)

Deferred tax assets	4,841	3,405	436

Represented by:
Current portion	2,717	2,154	276
Non-current portion	2,124	1,251	160

	4,841	3,405	436

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	2,488	2,227	2,663	341
(Credited)/charged to income	(261)	436	(282)	(36)

Balance at end of year	2,227	2,663	2,381	305

14	Income tax expense (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowance of RMB2,663,000 and RMB2,381,000 (US$305,000) as of December 31, 2005 and 2006 respectively. Full valuation allowance is provided for loss making subsidiaries of the Company since it is more likely than not that the net deferred tax assets would not be realized. Management believes that the deferred tax asset, less valuation allowance made, as of December 31, 2005 and 2006 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which will take effect on January 1, 2008. According to the new tax law, the applicable corporate income tax rate for Shenyang Sunshine is expected to gradually increase to 25% over a five-year transition period while the corporate income tax rate for Liaoning Sunshine and Beijing Sunshine is expected to be reduced from 33% to 25% from January 1, 2008. Further, an “encouraged” high-tech enterprise will continue to be entitled to a reduced corporate income tax rate of 15%. However, the detailed implementation rules regarding the preferential tax policies (for example, the details of how a taxpayer can qualify as an “encouraged” high-tech enterprise under the new tax law) have yet to be made public. The effects of the new tax law on the Group’s deferred tax amounts, if any, will be recorded in 2007, the period during which the new tax law is enacted. The reduction in the applicable tax rates for Liaoning Sunshine and Beijing Sunshine from 33% to 25% is expected to have no net impact on the Group’s deferred tax assets as full valuation allowance has been made.

15	Share-based compensation

(a)	Shares granted to executives

On June 1, 2006, Shenyang Keweier committed to grant shares of the Company to a director and a senior executive of the Company as compensation for their on-going services rendered to the Company. The Company’s intent is to provide compensation to each grantee in a predetermined amount based on US$277,778 per award to be paid in the form of the Company’s shares. The shares would have vested upon the earlier of (1) December 1, 2007 or (2) on the date of the Company’s IPO. Should the date of the IPO fall within 18 months from June 1, 2006, the number of vested shares to be granted to each of the grantees would be calculated by dividing a predetermined monetary amount of US$277,778 by the fair value per share on the IPO date. The number of vested shares to be granted would be calculated based on a proportionally adjusted monetary amount to reflect the excess of the market capitalization at the IPO date of the Company over US$222 million. In the event that the IPO would not occur within 18 months from June 1, 2006, a total number of 312,504 vested shares of the Company would be granted. Subsequent to the Reorganization described in Note 1(a), the ultimate shareholders of Shenyang Keweier hold shares of the Company via Achieve Well International Limited (“Achieve Well”), and it was intended that Achieve Well would transfer shares of the Company to the director and executive upon vesting.

In accordance with SFAS No.123R, since the share awards contained vesting and exercisability conditions other than those based on service, performance or market criteria, the awards were treated as liability-classified awards and were initially measured at the estimated fair value of the shares that were expected to vest at the grant date, subject to remeasurement at each financial reporting date until the date of settlement.

On October 15, 2006, the stock awards were modified and settled, with Achieve Well granting an aggregate of 312,504 fully vested ordinary shares of the Company to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. The fair value of the modified awards as of the settlement date of approximately RMB1,877,000 (US$241,000) has been charged to the consolidated statement of income for the year ended December 31, 2006 as the total adjusted share-based compensation expense related to the stock awards, with a corresponding increase in additional paid-in capital. The fair value of the awards as of the settlement date is estimated based on the transaction price of a private sale of shares in October 2006 by a shareholder of the Company to unrelated third parties.

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. The fair value of the shares at grant date was RMB90,000. The shares will be vested on July 31, 2007. The Company recognized a compensation expense of RMB38,000 (US$5,000) for the year ended December 31, 2006 in respect of these shares.

15	Share-based compensation (continued)

(b)	Share options granted to executives

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “Plan”) pursuant to which the Board of Directors grants share options and shares of the Company to directors and employees. Under the plan, shares and options to purchase shares up to 10% of the issued shares of the Company can be granted. The Plan will remain in effect for five years from the date of adoption.

On October 1, 2006, the Company granted several directors and employees options to purchase a total of 1,060,000 ordinary shares of the Company at an exercise price of US$1.60 per share. The vesting dates of the options granted are as follows:

Number of options	Vesting date
15,000	August 1, 2007
333,333	September 30, 2007
45,000	December 31, 2007
333,333	September 30, 2008
333,334	September 30, 2009

1,060,000

All the options granted are exercisable by the grantees upon vesting and will expire on October 1, 2009. No options were vested, exercised or forfeited during the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	RMB6 per share
Expected volatility	62%
Expected dividends	0%
Expected term (in years)	3
Risk-free rate	4.6%

Up to the date of grant of the options, the Company’s shares were not publicly traded and did not have a quoted market price. As a result, for the purpose of share option valuation, the fair value of the Company’s shares was estimated based on the transaction price of a private placement of shares by a shareholder of the Company with unrelated third parties of RMB6 per share. The historical volatility of a combination of peer companies of similar nature and size was used to estimate the volatility of the Company’s shares. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these input assumptions could materially affect the fair value estimates.

15	Share-based compensation (continued)

(b)	Share options granted to executives (continued)

All the share options granted during the year ended December 31, 2006 were outstanding as of December 31, 2006, with a weighted-average remaining contractual term of 2.8 years. The grant-date fair value of options granted during the year ended December 31, 2006 was RMB1,606,000 (US$206,000).

The Company recognized share-based compensation expenses of RMB230,000 (US$29,000) for the year ended December 31, 2006 for share options granted, with a corresponding increase in additional paid-in capital. As of December 31, 2006, total unrecognized compensation cost related to unvested share options amounted to RMB1,376,000 (US$177,000), which is expected to be recognized over a weighted-average period of 1.7 years.

16	Related party transactions

Name of party	Relationship
China Transport Resources Northeast Co., Ltd. (“China Transport”)	Shareholder (6.67%) of Shenyang Sunshine prior to the Reorganization

Shenyang Keweier	Majority shareholder (50.88%) of Shenyang Sunshine prior to the Reorganization; under common control with the Company

LifeGen, Inc.	Equity investee (45%) of the Company

Dr. Jing Lou	Chief executive officer and shareholder (4.86%) of the Company

Epitomics Inc.	Chief executive officer of Epitomics Inc. is an immediate family member of a member of management of the Company

16	Related party transactions (continued)

(a)	The principal related party transactions are as follows:

		Year ended December 31,
		2004	2005	2006	2006
	Note	RMB’000	RMB’000	RMB’000	US$’000
Bank loans guaranteed by China Transport	(i)	25,000	34,000	5,000	641
Bank loans of China Transport guaranteed by Shenyang Sunshine	(i)	39,200	37,200	10,000	1,281
Purchase of motor vehicles	(ii)	—	800	—	—
Research and development costs payable to Epitomics Inc.	(iii)	—	—	390	50

Notes:

(i)	As of December 31, 2004, 2005 and 2006, bank loans of the Group totaling RMB25,000,000, RMB34,000,000 and RMB5,000,000 (US$641,000) respectively, were guaranteed by China Transport.

In return, Shenyang Sunshine guaranteed bank loans of China Transport amounting to RMB39,200,000, RMB37,200,000 and RMB10,000,000 (US$1,281,000) as of December 31, 2004, 2005 and 2006 respectively. The guarantees cover the repayment of loan principal and the related interest payments. If China Transport defaults on debt payments, Shenyang Sunshine is required to perform under the guarantee. No amounts have been accrued for any estimated obligations under the guarantees, as it is probable that China Transport will be able to make all scheduled payments. The outstanding guarantees as of December 31, 2006 have been released subsequent to the year end.

(ii)	During the year ended December 31, 2005, the Group paid RMB800,000 to Shenyang Keweier for the purchase of motor vehicles.
(iii)	During the year ended December 31, 2006, the Group signed an agreement with Epitomics Inc. for research and development of a product candidate. Under the agreement, research and development fees of RMB390,000 (US$50,000) is payable to Epitomics Inc.

16	Related party transactions (continued)

(b)	Amounts due from and due to related parties are as follows:

		December 31,
	Note	2005	2006	2006
		RMB’000	RMB’000	US$’000
Due from Shenyang Keweier	(i)	19,675	—	—

Due to LifeGen, Inc.	(ii)	1,813	—	—

Due to Dr. Jing Lou	(iii)	—	3,835	491

Due to Epitomics Inc.	(iv)	—	390	50

Notes:

(i)	The balance represents a loan advanced to Shenyang Keweier, which was unsecured, interest-free and repayable on demand. The balance has been subsequently settled in 2006.
(ii)	The balance represents research and development expenses paid by LifeGen, Inc. on behalf of Shenyang Sunshine. The balance has been subsequently settled in 2006.
(iii)	The balance represents cash advances from Dr. Jing Lou, which were unsecured, interest-free and repayable on demand.
(iv)	The balance represents research and development costs payable to Epitomics Inc. The amount has been subsequently settled in 2007.

17	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB878,000, RMB1,224,000 and RMB1,330,000 (US$170,000) for the years ended December 31, 2004, 2005 and 2006 respectively, was charged to expense in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

18	Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash, accounts receivable, other receivables, accounts payable and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of bank loans approximates their fair values based on the borrowing rates currently available for bank loans with similar terms and maturities.

19	Business and credit concentrations

Almost all of the Group’s customers are located in the PRC. The following are sales to customers that individually comprise 10% or more of gross revenue:

	Year ended December 31,
	2004		2005		2006		2006
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	7,662	10	13,333	13	15,212	12	1,949	12

The gross accounts receivable due from major customers representing more than 10% of the outstanding accounts receivable were as follows:

	December 31,
	2005		2006		2006
	RMB’000%		RMB’000%		US$’000%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	1,176	3	4,047	11	519	11
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	4,140	12	2,701	7	346	7

	5,316	15	6,748	18	865	18

Save as disclosed above, there were no gross accounts receivable due from major customers representing more than 10% of the outstanding accounts receivable.

20	Commitments and contingencies

(a)	Operating lease commitments

The Group leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year. The Group also leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease (Note 7). None of the leases includes contingent rentals.

For the years ended December 31, 2004, 2005 and 2006, total rental expenses for operating leases, including land lease expense, were RMB1,355,000, RMB1,352,000 and RMB1,783,000 (US$228,000), respectively.

20	Commitments and contingencies (continued)

(b)	Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2005 and 2006 were RMB15,000 and RMB320,000 (US$41,000) respectively.

(c)	Purchase commitments

In May 2006, the Group executed a distribution agreement with a supplier of a prescription iron sucrose supplement product to act as the exclusive distributor for that product. Pursuant to the distribution agreement, the Group commits to purchase from the supplier a certain quantity of the product within the period from September 2006 to November 2007 (“the commitment period”) and has paid a guarantee deposit of RMB1,000,000 (US$128,000), which has been recorded as prepaid expenses and other receivables in the consolidated balance sheet as of December 31, 2006. Should the Group fail to purchase the committed quantity of the product from the supplier within the commitment period, part or all of the guarantee deposit would be forfeited by the supplier. The Group expects to satisfy the purchase commitment, and to recover the guarantee deposit.

(d)	Guarantees

As disclosed in Note 8, certain bank loans of the Group as of December 31, 2005 and 2006 were guaranteed by a related party. In return, Shenyang Sunshine guaranteed bank loans drawn by the related party as follows:

		December 31,
		2005	2006	2006
	Note	RMB’000	RMB’000	US$’000
Bank loans of China Transport guaranteed by Shenyang Sunshine	16(a)	37,200	10,000	1,281

The guarantees cover the repayment of loan principals and related interest payments. If the guaranteed party defaults on debt payments, Shenyang Sunshine is required to perform under the guarantees. All outstanding guarantees as of December 31, 2006 have been released subsequent to the year end. The estimated fair value of the Group’s standby commitment is not material.