Form 20-F
period 2007-12-31
3SBio Inc.
filed 2008-06-27
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

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

Kevin Sow Peng Teo, Chief Financial officer

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

152,099,155 ordinary shares, par value US$0.0001

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

Large accelerated filer  ☐    Accelerated filer  ☐     Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

3SBIO INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2007

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

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read in conjunction with those financial statements. The selected consolidated financial data presented below for the years ended December 31, 2003 (except for the selected balance sheet data) and 2004 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected balance sheet data as of December 31, 2003 is derived from our unaudited balance sheet as of December 31, 2003, which is not included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principals, or U.S. GAAP.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income Data:
Revenues(1):	72,840	77,248	102,013	127,780	180,173	24,700

Cost of revenues	(12,653)	(15,027)	(15,497)	(11,598)	(17,427)	(2,389)

Gross profit	60,187	62,221	86,516	116,182	162,746	22,311

Operating expenses:
Statement of Income Data:
Research and development	(3,073)	(3,699)	(3,196)	(6,100)	(11,635)	(1,595)
Sales, marketing and distribution	(37,021)	(38,762)	(49,205)	(61,280)	(84,187)	(11,541)
General and administrative	(15,789)	(13,600)	(13,956)	(12,269)	(18,379)	(2,520)

Total operating expenses	(55,883)	(56,061)	(66,357)	(79,649)	(114,201)	(15,656)

Operating income	4,304	6,160	20,159	36,533	48,545	6,655
Other income/(expense), net
Interest income/ (expense), net	(5,748)	(5,948)	(5,407)	(3,809)	35,190	4,824
Grant income	2,518	6,442	3,771	3,146	1,067	146
Others	288	—	(850)	(192)	205	28

Total other income/(expense), net	(2,942)	494	(2,486)	(855)	36,462	4,998

Income before income tax expense and minority interests	1,362	6,654	17,673	35,678	85,007	11,653
Income tax expense	(1,201)	(226)	(1,762)	(5,217)	(3,419)	(469)

Income before minority interests	161	6,428	15,911	30,461	81,588	11,184
Minority interests, net of tax	349	182	144	28	(75)	(10)

Net income	510	6,610	16,055	30,489	81,513	11,174

Net income per share, basic and diluted	0.01	0.07	0.16	0.30	0.56	0.08

Basic weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998	146,646,049	146,646,049
Effect of dilutive potential shares	—	—	—	3,722	68,993	68,993

Diluted weighted average number of shares outstanding	10,000,998	10,000,998	100,000,998	100,004,720	146,715,042	146,715,042

Net income per ADS, basic and diluted	0.04	0.46	1.12	2.13	3.89	0.53

Basic weighted average number of ADSs outstanding	14,285,857	14,285,857	14,285,857	14,285,857	20,949,436	20,949,436
Effect of dilutive potential ADSs	—	—	—	532	9,856	9,856

Diluted weighted average number of ADSs outstanding	14,285,857	14,285,857	14,285,857	14,286,389	20,959,292	20,959,292

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	10,691	20,151	25,746	25,372	811,026	111,182
Working capital(2)	(1,887)	11,851	(8,239)	49,300	866,270	118,755
Total assets	138,220	146,249	150,561	142,475	973,475	133,451
Short-term bank loans	49,000	69,000	89,000	15,000	—	—
Long-term bank loans	50,000	30,000	—	25,000	—	—
Total liabilities	119,436	121,038	109,439	68,667	29,134	3,993
Minority interests	829	646	502	474	549	75
Total shareholders’ equity	17,955	24,565	40,620	73,334	943,792	129,383
Cash Flow Data:
Net Cash provided by/(used in) operating activities	(16,115)	7,192	24,839	37,042	68,762	9,427
Net Cash provided by/(used in) investing activities	(24,557)	2,268	(9,244)	17,041	(36,491)	(5,002)
Net Cash provided by/(used in) financing activities	34,000	—	(10,000)	(54,457)	801,745	109,909

(1)	Revenues consist of the invoiced value of goods sold, net of value-added taxes, or VAT, discretionary sales returns, trade discounts and allowances.
(2)	Working capital is calculated as current assets minus current liabilities.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenues and operating expenses are denominated in Renminbi. However, for the convenience of the readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using a current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB7.2946 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007, the last business day in year 2007.

The following table sets forth, for the periods indicated, the noon buying rate for U.S. dollars in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8. 2765	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1645	7.1100	7.1915
March	7.0120	7.0724	7.0105	7.1110
April	6.9870	6.9995	6.9840	7.0185
May	6.9400	6.9724	6.9377	7.0000
June (through June 24, 2008)	6.8699	6.9082	6.8699	6.9633

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 83.1%, 77.3% and 67.3% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively. We have continued our efforts to develop EPO products in 2007 and expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

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

As is typical in the Chinese pharmaceutical industry, the average selling prices of our products tend to decline significantly over the life of the product. These declines principally result from increased competition and changes in government policies. For example, from 2004 to 2005 the average selling price of Intefen declined by 20%. Also, the recent policies of National Drug Reform Committee, or the NDRC, required that we lower prices on our higher dosage EPIAO, which we had previously sold at a premium.

We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We plan to continue to invest in research and development; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will be materially and adversely affected.

Our products face substantial competition. Other companies may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. EPIAO competes with both existing EPO drugs and potential new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interferon alpha-2 drugs include Schering-Plough (Brinny) Co. and Beijing Tri-Prime Genetic Engineering Co., Ltd., and competitors for interleukin-2 include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd. In addition, while we believe TPIAO, our newest internally developed protein-based therapeutic product, is the only recombinant human thrombopoietin, or TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, Shanghai CP Guojian Pharmaceutical Company Limited, or CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian had obtained the approval for any clinical trials prior to May 2005, the commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. Our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance covering EPIAO, our legacy products or many of our other product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

Certain of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. If less invasive or less expensive alternatives to our products are dispensed or prescribed to patients, our sales could be adversely affected. An increasing number of foreign pharmaceutical companies have also introduced their pharmaceutical products into the Chinese market.

As we expand our product portfolio by adding new products and indications, as well as developing second-generation versions of existing products with the same or overlapping labels, certain of our products may be used as a substitute for our other products in the same end markets. For instance, although EPIAO and TPIAO are targeted toward patients with different indications and TPIAO is not intended to replace EPIAO in the oncology market, some doctors may prescribe TPIAO for their patients when they would have otherwise prescribed EPIAO. Consequently, the introduction of TPIAO may adversely affect sales of EPIAO.

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

Our ability to compete against our competitors is, to a significant extent, dependent upon our ability to distinguish our products from those of our competitors by providing high quality products at reasonable prices that are perceived to be safe and effective by doctors and patients. Many of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in our markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which may provide them with competitive advantages in terms of cost and proximity to consumers.

We have a monitoring period for TPIAO through May 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. Upon expiration of the monitoring period, other manufacturers in China may apply for approval by the SFDA to manufacture such product using similar formulae or production techniques. If other manufacturers introduce the same product or products substantially similar to ours, we will face more competitive pressure in the market and our sales and profit margin may be adversely affected.

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

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill, and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., GIBCO cell culture medium by Invitrogen Inc., Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. For more details, see “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Certain of these raw materials, medical devices and components are the proprietary products of these unaffiliated third-party suppliers.

We would be unable to obtain these raw materials, medical devices or components for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, and/or due to unexpected demand, labor shortages or disputes. We would also be unable to obtain these materials, devices and components for an indeterminate period of time if such supply was subsequently found to not be in compliance with our quality standards or resulted in quality failures or product contamination and/or recall when used to manufacture, formulate, fill or finish our products. These events could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our product sales and operating results.

For example, we have occasionally experienced shortages in certain components necessary for the formulation, fill and finish of certain of our products in our Shenyang facility without impact on our ability to supply these products. However, we may experience shortages in the future resulting in delayed shipments, supply constraints, stock-outs and/or recalls of our products, which could result in interruptions to our production.

We depend on our distributors for sales of our products.

We rely on our network of approximately 150 distributors to distribute our own and our in-licensed products. Our distributors do not sell our products on an exclusive basis. As a result, our products face competition from similar products sold by our distributors.

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

	For the year ended December 31, 2005
Sales to top five distributors	Sales revenue	% of sales revenues
	(RMB in thousands)
Beijing Tianxingpuxin Bio-Med Co., Ltd.	13,333	13%
Shanghai Pharmaceutical Co., Ltd.	8,867	9%
Shanghai Siful Medicine Co., Ltd.	4,831	5%
Nanjing Medical Co., Ltd.	4,359	4%
Guangdong Xiaoqiling Pharmacy Co., Ltd.	4,308	4%

Total	35,698	35%

	For the year ended December 31, 2006
Sales to top five distributors	Sales revenue	% of sales revenues
	(RMB in thousands)
Beijing Tianxingpuxin Bio-Med Co., Ltd.	15,212	12%
Shanghai Pharmaceutical Co., Ltd.	10,466	8%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	10,385	8%
Shanghai Siful Medicine Co., Ltd.	8,647	7%
Nanjing Medical Co., Ltd.	5,621	4%

Total	50,331	39%

	For the year ended December 31, 2007
Sales to top five distributors	Sales revenue	% of sales revenues
	(RMB in thousands)
Beijing Tianxingpuxin Bio-Med Co., Ltd.	17,931	10%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	16,524	9%
Shanghai Siful Medicine Co., Ltd.	12,090	7%
Shanghai Pharmaceutical Co., Ltd.	9,079	5%
Nanjing Medical Co., Ltd.	8,542	5%

Total	64,166	36%

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

We have recently begun to distribute third-party products pursuant to in-licensing agreements with domestic pharmaceutical corporations. For example, we currently in-license Tietai Iron Sucrose Supplement and Baolijin, a granulocyte colony-stimulating factor. If we fail to achieve certain sales targets, our licensing agreement in relation to Tietai Iron Sucrose Supplement with Shenyang Borui Pharmaceutical Company Limited and Baolijin with Chengdu Institute of Biological Products will become terminable on short notice. Given these risks, there is substantial uncertainty regarding the success of our current and future collaborative efforts.

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

Our revenues may not be sufficient to meet our operational needs and capital requirements, and needed financing may not be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. Moreover, credit arrangements in the PRC are subject to government restrictions and may not be available to us on commercially reasonable terms or at all.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and made disclosures in this annual report regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

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

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, due to, among other reasons, lack of procedural rules for discovery and evidence, low damage awards and lack of judicial independence. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

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

We have administrative protection for TPIAO through 2010 under a five-year monitoring period pursuant to the 2002 Regulations, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. For a detailed discussion of the mechanism for administrative protection under the relevant Chinese regulations, please refer to “Item 4. Information on Our Company—B. Business Overview—Regulations—Administrative protection and monitoring periods for new drugs.”

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

In addition, the PRC government has in the past, and may in the future, change the duration of the monitoring period. If this occurs, we may lose the administrative protection for our new products or the protection period may be shortened, and we may lose advantage over our competitors with respect to our new products.

If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Under the PRC Patent Law promulgated by the People’s Congress in March 1984 and later revised in September 1992 and August 2000, patent applications are maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. China adopts the first-to-file system under which whoever first files a patent application (instead of the one who makes first actual discoveries) will be awarded the patent. By contrast, the United States patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, even after reasonable investigation we may not know with certainty whether we have infringed a third party’s patent because such third party may have filed a patent application without our knowledge while we are still developing that product. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

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

Although to date we have not experienced any of the circumstances listed above, if any of these events occurs, our business will be adversely affected and the market price of our American depositary shares, or ADSs, could decline.

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

We are building European Medicines Agency, or EMEA, and Chinese current Good Manufacturing Practice, or GMP, compliant manufacturing facilities in Shenyang to take advantage of the market opportunity we believe exists in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products). Similar to the US FDA, the EMEA is a European agency for the evaluation of medicinal products. GMP refers to guidelines and regulations issued from time to time pursuant to PRC laws as part of quality assurance to ensure that products subject to those guidelines and regulations are consistently produced and controlled to the quality and standards appropriate for their intended use. Substantial capital and management resources will be required in order to complete the construction of the manufacturing facilities on time, secure regional partnerships, seek regulatory approvals and promote our brand. We may be unable to successfully execute the expansion plan due to a delay in obtaining a GMP certificate for our new manufacturing facilities, inability to obtain suitable partners to assist us with our expansion plans, changing competitive dynamics of the European biosimilar market or inability to obtain approvals for selling our products in Europe. As a result, our profitability may be adversely affected.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

EPIAO, TPIAO and our legacy products are produced at our manufacturing facilities in Shenyang. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

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

In addition, our production process requires a continuous supply of electricity. We have encountered power shortages twice in the past due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. However, interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

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

We have previously operated as a private Chinese company and have little experience in complying with requirements applicable to public companies in the United States. We have only relatively recently begun to prepare our financial statements in accordance with U.S. GAAP and continued compliance with these requirements will continue to increase our costs and require additional management resources.

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

We continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as other rules of the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The NASDAQ Stock Market LLC, has resulted in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs, including costs related to our compliance with Section 404 of the Sarbanes-Oxley Act which is described in the following risk factor.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the United States securities laws, and beginning in this annual report on Form 20-F, we are required by the Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in the annual report on Form 20-F for the year ending December 31, 2008, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this annual report on Form 20-F, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal control over our financial reporting is effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, it then may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs.

Expiration of, or changes to, our tax incentives could have a material adverse effect on our operating results. There is also uncertainty associated with the interpretation of new PRC Enterprise Income Tax Law

The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry and investments by foreigners. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic- technological development area, Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our main PRC operating subsidiary, is entitled to an enterprise income tax rate of 15%, compared to the 25% standard EIT rate under the new enterprise income tax law described below. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a reduced tax rate of 10% for the year ended December 31, 2005. The 10% rate expired after the taxable year ended December 31, 2005 and Shenyang Sunshine’s EIT was 15% for the years ended December 31, 2006 and 2007.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted. Under the EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. There is no assurance that Shenyang Sunshine will qualify as a new and high-tech enterprise under the Measures.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income, including income they receive from their subsidiaries. Pursuant to the Implementation Rules to the Enterprise Income Tax law promulgated by State Council on December 6, 2007 and became effective on January 1, 2008 or the Implementation Rules, the term “de facto management bodies” is defined as bodies that undertake overall management and control of the production, operation, human resource, finance, property and similar activities of the enterprise in material respects. Despite the Implementation Rules, it is still not entirely clear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, all of our management is currently based in China, and will likely remain in China for the foreseeable future. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise (superseded by the EIT Law), which specifically exempted withholding tax on any dividends payable to non-PRC investors, the EIT Law and the Implementation Rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiaries located in China. If we declare dividends from such income, it is not clear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to the 10% income tax. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

Our business benefits from certain government incentives. Expiration of, or change to, these incentives could have a material adverse effect on our operating results.

We have historically received various government grants for our research and development programs. We recorded grant income of RMB3.8 million, RMB3.1 million and RMB1.1 million (US$0.1 million) in 2005, 2006 and 2007, respectively. The grants in 2007 primarily relate to our research and development efforts on EPIAO and TPIAO. Even though we plan to continue to apply for grants and subsidies from the PRC government for our ongoing and future research and development programs, there is no assurance that we will successfully obtain any level of grants and subsidies in future periods.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes.

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” or 50% or more of the value of our assets consists of “passive assets.” For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles may generally be classified as active. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in our initial public offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this annual report. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may decline.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status. If we were to be or become classified as a PFIC, United States investors in our ADSs or ordinary shares may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares. See the section entitled “Taxation—United States Federal Income Tax Considerations—PFIC Considerations.”

Risks Related To Our Industry

The pharmaceutical industry in China is highly regulated, and future government regulation may place additional burdens on our business.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially adversely affect our business. In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates every five years. If we are unable to obtain or renew such permits or certificates or any other regulatory approvals required for our operation, we will not be able to engage in the manufacture of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment may have an adverse effect on our business. Changes to the regulatory framework could materially and adversely affect our business, financial condition and results of operations.

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

Our success will depend in part on our ability to enhance our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs produce a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

•	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

•	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the SFDA;

•	our inability to manufacture and commercialize sufficient quantities of the product economically; and

•	proprietary rights, such as patent rights, held by others to our product candidate and their refusal to sell or license such rights to us on reasonable terms, or at all.

In addition, product development requires the accurate assessment of market trends. We cannot assure you that:

•	our new product research and development efforts will be successfully and timely completed;

•	the SFDA or other regulatory bodies will grant necessary regulatory clearances or approvals on a timely basis, or at all; or

•	any product we develop will be commercialized or achieve market acceptance.

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Even if we successfully commercialize new products, these products may address markets that are currently being served by the off-label use of others of our mature products and inadvertently result in a reduction in the sales volume of our mature products or vice versa. Failure to develop, obtain necessary regulatory clearances or approvals for or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

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

The government has recently taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If Liaoning Sunshine Pharmaceutical Company Limited, or Liaoning Sunshine, or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

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

We are subject to PRC laws and regulations concerning the discharge of effluent water and solid waste during our manufacturing processes. We are required to obtain clearances and authorizations from government authorities for the treatment and disposal of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of effluent water and solid waste may materially and adversely affect our business, financial condition and results of operations.

The government may take steps toward the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain of our business operations.

We may be required to defend lawsuits or pay damages for product liability claims. We do not have any liability or business disruption insurance, and a claim against us, or an interruption in our business, could adversely affect our reputation and our financial results.

The development and commercialization of pharmaceutical products entails an inherent risk of harm to the patient and, therefore, product liability. Even though there are no punitive damages under PRC law, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue and the inability to commercialize some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Existing PRC laws and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. The ability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

The pricing of all of our products is subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

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

China’s accession to the World Trade Organization, or WTO, may intensify competition in the pharmaceutical industry in China.

China acceded to the WTO in December 2001. Following the accession, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products had made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and sold at competitive prices, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s accession to the WTO, many more companies in Europe and the United States have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies.

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

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, including potential investments in competing biopharmaceutical companies, may benefit the overall Chinese economy, but may also have an adverse effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Further, any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

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

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

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

Our ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if Shenyang Sunshine, our wholly-owned PRC subsidiary, takes out foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

Our revenues are denominated in Renminbi, which may be subject to exchange rate volatility.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods. From 1994 until July 2005, the Renminbi to U.S. dollar exchange rate was largely stable. On July 21, 2005, the People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1.00 to RMB8.27 to US$1.00 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi has been pegged since that date to a basket of currencies, which components are adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On May 18, 2007, the Chinese government further widened the daily trading band from 3.0% to 5.0%. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. Renminbi appreciated for approximately 13.5% against U.S. dollar from January 2, 2007 to June 20, 2008. Any further appreciation of Renminbi may subject us to increased competition from imports, and any devaluation of Renminbi may adversely affect the value of our net assets, earnings and declared dividends in foreign currency terms, as well as our ability to import raw materials and equipment and service our foreign currency obligations. For example, to the extent that we need to convert our U.S. dollars holdings, including the net proceeds from our initial public offering, into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including some confirmed human cases. A major outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

Our operations are subject to the uncertainty associated with the legal system in China which could limit the legal protection available to potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. Depending on the government agency or how an application or a case is presented to such agency, we may receive less favorable interpretations of law than our competitors. In addition, any litigation in China may be protracted and result in substantial legal costs and diversion of resources and management attention. Similarly, legal uncertainty in China may limit the legal protection available to our shareholders. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national law. As a result, there is substantial uncertainty as to the legal protection available to our shareholders.

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

As a foreign invested enterprise, Shenyang Sunshine is subject to restrictions on foreign investment imposed by PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on January 1, 2005, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China for our working capital requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries may be required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur additional debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Risks Related To Our Corporate Structure

Our contractual arrangements with Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine, and Liaoning Sunshine and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

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

We rely on contractual arrangements to maintain control over the business and operations of these two entities. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, either Beijing Sunshine or Liaoning Sunshine could fail to take actions required for our business despite their respective contractual obligation to do so. Substantially all of our sales, including sales of our own and our in-licensed products, are conducted through Liaoning Sunshine, which was the direct contracting party with most of our key distributors. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuses to make payments or otherwise refuses to perform their contractual obligations necessary for us to realize these sales contracts, our financial condition and results of operations will be materially and adversely affected. Beginning in January 2007, we started directly contracting with third-party distributors for the sale of the products we manufacture.

If Beijing Sunshine, Liaoning Sunshine or their respective shareholders fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that the shareholders of either Beijing Sunshine or Liaoning Sunshine will always act in our best interests.

We currently conduct certain of our sales activities through Liaoning Sunshine and Beijing Sunshine by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

We conduct certain of our sales activities through contractual arrangements with Liaoning Sunshine and Beijing Sunshine, each of which holds the licenses and approvals, including pharmaceutical trading permits, as described in “Item. 4 Information on the Company—B. Business Overview—Regulations—Distribution of pharmaceutical products”, that are essential for the distribution of our own and in-licensed products. We have contractual arrangements with Liaoning Sunshine, Beijing Sunshine and their respective shareholders that allow us to substantially control these entities. These contracts include business cooperation agreements, which impose certain restrictions on the conduct of the Liaoning Sunshine’s and Beijing Sunshine’s businesses. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Our Contractual Arrangements with Liaoning Sunshine and Beijing Sunshine.” We cannot assure you that we will be able to enforce these contracts.

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

Liaoning Sunshine is wholly owned by Mr. Dan Lou, our chairman. While Mr. Dan Lou has a duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his ownership interests in Liaoning Sunshine. In particular, Mr. Lou may be able to cause our agreements with Liaoning Sunshine to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating Liaoning Sunshine so as to cause harm to our business. We cannot assure you that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to Liaoning Sunshine, which may not be in the best interest of our company and our other shareholders.

Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.

Liaoning Sunshine and Beijing Sunshine were historically engaged in business activities without requisite approvals. For example, in order to distribute pharmaceuticals as a subsidiary or investee of a foreign invested enterprise, Liaoning Sunshine and Beijing Sunshine were required to obtain approval from the Ministry of Foreign Trade and Economic Co-operation, or the MOFTEC, which was the predecessor of the Ministry of Commerce, or the MOFCOM. While Liaoning Sunshine and Beijing Sunshine had the proper permits from the SFDA, neither of them obtained this MOFTEC approval. In connection with our reorganization prior to our initial public offering in February 2007, we have disposed of our respective equity ownerships in Liaoning

Sunshine and Beijing Sunshine. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the approval from the MOFCOM, as each of them is a domestic Chinese company that is currently operating within its authorized scope of business. However, the relevant PRC authorities have the authority to impose penalties for their past violations. These authorities may revoke business licenses or the permits granted by the SFDA. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that Liaoning Sunshine or Beijing Sunshine will not be subject to such type of penalties for its past violations, or that such type of penalties will not have a material adverse effect on our business.

We must receive the approval of the MOFCOM before we may purchase the equity interests in Liaoning Sunshine or Beijing Sunshine. We may not receive approval from the MOFCOM for such purchase on a timely basis, or at all.

We are party to two purchase agreements, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Dan Lou, our Chairman, and 100% of the equity interest in Beijing Sunshine from Dongmei Su, our chief technology officer, and Shenyang Keweier Advanced Technology Co., Ltd., or Shenyang Keweier, a company owned by our employees and former employees. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Our contractual arrangements with Liaoning Sunshine and Beijing Sunshine—Purchase agreements for the acquisition of equity interest in Liaoning Sunshine and Beijing Sunshine.” In order to complete the acquisition of Liaoning Sunshine or Beijing Sunshine, we must obtain the approval of the MOFCOM. While we anticipate filing for approval of the acquisition in the near future, we expect that we will not obtain the approval of the MOFCOM for several months, if at all.

Risks Related To Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Dan Lou, the chairman of our board of directors, and his son, Dr. Jing Lou, our chief executive officer, together owned or controlled approximately 10.71% of our outstanding ordinary shares as of April 30, 2008. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the market price of our ordinary shares or ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected. In addition, our articles of association provide that only a third of our board must stand for re-election at any annual meeting.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under United States law, you may have less protection of your shareholder rights than you would under United States law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of United States securities laws; and

•	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws or laws of any state in the United States

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as public shareholders of a United States company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under United States securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

We commenced business operations in 1993 through Shenyang Sunshine, a limited liability company established in China. Prior to our initial public offering in February 2007, we established a holding company structure through the following series of corporate reorganization transactions:

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

Our Contractual Arrangements with Liaoning Sunshine and Beijing Sunshine

Historically, we conducted our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine, and our distribution and logistics activities through Beijing Sunshine and Liaoning Sunshine. Prior to our reorganization in anticipation of our initial public offering in February 2007, Beijing Sunshine and Liaoning Sunshine, as investees of a foreign invested enterprise, engaged in distribution of pharmaceutical products without the requisite approvals from the MOFCOM. For more details, see “Item 3. Key Information—D. Risk Factors Risk factors—Risks related to our corporate structure—Liaoning Sunshine and Beijing Sunshine were previously engaged in activities without the necessary approvals. This could subject them to fines and other penalties, which could have a material adverse effect on our business.” As part of our corporate reorganization, Shenyang Sunshine sold 45% of the equity interest in Beijing Sunshine to Ms. Dongmei Su, our chief technology officer, in October 2006, and 90% of the equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. Beijing Sunshine and Liaoning Sunshine are no longer required to obtain the approval from the MOFCOM, as each of them is a domestic Chinese company that is currently operating within its authorized scope of business. In December 2006 and January 2007, Shenyang Sunshine entered into the following contractual arrangements with Beijing Sunshine and Liaoning Sunshine, respectively, to enable us to maintain control in these two entities. Under these contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Beijing Sunshine and Liaoning Sunshine through its entitlement to a majority of their revenues in the form of technology support, market development and consulting service fees.

Business cooperation agreements

Pursuant to the business cooperation agreement among Shenyang Sunshine, Liaoning Sunshine and us, Shenyang Sunshine provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s annual sales revenues as service fees. In addition, Liaoning Sunshine has agreed that, without the prior written consent of a majority of our independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity. Liaoning Sunshine has further agreed to distribute only those products that are produced by Shenyang Sunshine, except as otherwise agreed to by a majority of our independent directors. Shenyang Sunshine will be entitled to any intellectual property developed during the term of this contract. Similarly, Beijing Sunshine, Shenyang Sunshine and us entered into a business cooperation agreement on the same terms.

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

Equity pledge agreements

Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the purchase agreement and the voting agreement. If Mr. Dan Lou breaches his contractual obligations, Shenyang Sunshine, as pledgee, will be entitled to certain rights, including the right to purchase the pledged equity interests or sell the same to any third party. Mr. Dan Lou has agreed not to dispose of the pledged equity interests or take any actions that would prejudice Shenyang Sunshine’s interest.

Ms. Dongmei Su and Shenyang Keweier entered into a similar agreement with Shenyang Sunshine to pledge their respective equity interests in Beijing Sunshine to Shenyang Sunshine.

Prior to the execution of the above agreements, Shenyang Sunshine held 90% and 45% equity interests in Liaoning Sunshine and Beijing Sunshine, respectively, with the remaining interests in the two companies held by the former majority shareholder of Shenyang Sunshine, Shenyang Keweier. Both Liaoning Sunshine and Beijing Sunshine were consolidated by Shenyang Sunshine prior to the execution of the above agreements as a result of its 90% controlling interest in Liaoning Sunshine and as the primary beneficiary of Beijing Sunshine, which was deemed as a variable interest entity, or VIE, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46R, effective from January 1, 2006. Specifically, the total equity investment at risk of Beijing Sunshine was deemed insufficient to fund its activities without additional subordinated financial support from Shenyang Sunshine in the form of subordinated trade payable arising from the sales of products from Shenyang Sunshine to Beijing Sunshine.

As a result of the above contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine and Beijing Sunshine. As Shenyang Sunshine continues to hold the predominant variable interests in Liaoning Sunshine and Beijing Sunshine, it is deemed to be the primary beneficiary of both entities under FIN 46R. Accordingly, the transfers of equity interests in Liaoning Sunshine and Beijing Sunshine did not change the requirement to consolidate the two entities, and the financial statements of Liaoning Sunshine and Beijing Sunshine continue to be included in our consolidated financial statements subsequent to the execution of the above agreements.

B. Business Overview

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our principal products are EPIAO ( ) and TPIAO ( ) and our legacy products are Intefen ( ) and Inleusin ( ).

We began operations in 1993, and we believe we are now one of the leading biopharmaceutical companies in China in terms of growth and profitability. Our total revenues were RMB102.0 million in 2005, RMB127.8 million in 2006 and RMB180.2 million (US$24.7 million) in 2007, representing an increase of 41.0% from 2006 to 2007. Our net income was RMB16.1 million in 2005, RMB30.5 million in 2006 and RMB81.5 million (US$11.2 million) in 2007, representing an increase of 167.4% from 2006 to 2007.

Our Principal Marketed Products

EPIAO ( )

Launched in 1998, EPIAO is an injectable recombinant human erythropoietin, or EPO, that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions. Anemia is a condition in which insufficient oxygen is delivered to the body’s organs and tissues. EPIAO is a protein-based therapeutic comparable in structure and function to Amgen Inc.’s Epogen and Kirin’s ESPO.

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB417 million (US$57.2 million) in 2007, representing an approximately 18% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China. We have sold over 9.2 million vials of EPIAO since 1999. According to data derived from IMS Health, EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 39.9% and 32.6% respectively in 2007.

EPIAO is approved by the SFDA for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. We were granted exclusivity by the SFDA for the manufacturing and marketing of EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies under an administrative protection period through September 2007, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to the commencement of our administrative protection.

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO will be an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched our new pre-filled syringe EPIAO format in June 2007. We plan to complete pre-clinical trial in 2008 for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO. In addition, we completed the Phase III trial for high dose (36,000 IU/vial) formulation of EPIAO and will commence patient follow-up visits in the second half of 2008. The data generated from these follow-up visits are not required for SFDA approval and are for our internal reference only. We expect to apply for SFDA approval in the third quarter of 2008. If approved, we expect the product to be the first of its kind in the Chinese market.

TPIAO ( )

We launched TPIAO, our newest internally developed protein-based therapeutic product, in January 2006. This product is a TPO indicated for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. We have a monitoring period for TPIAO through 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing a similar drug, except those whose applications for clinical trials were approved by the relevant Chinese authority prior to May 2005, the commencement of TPIAO’s monitoring period. For 2007, our total revenues from TPIAO sales were RMB43.1 million, accounting for 23.9% of our overall revenues for the year. We are also conducting a late-stage clinical trial of TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them. We have made significant progress and expect to complete the clinical trial and file for SFDA approval in the fourth quarter of 2008.

Our Legacy Products

In addition to EPIAO and TPIAO, we market two other protein-based therapeutics that had historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts in early 2004, and our legacy products are now marketed primarily by distributors.

Intefen ( ). Intefen is our recombinant interferon alpha-2a product. Intefen is indicated for the treatment of carcinomas of the lymphatic or hematopoietic system, such as lymphoma and leukemia, and viral infectious diseases, such as hepatitis C. We launched Intefen in the Chinese market in 1995.

Inleusin ( ). Inleusin is our recombinant human interleukin-2, or IL-2, product. Inleusin is indicated for the treatment of renal cell carcinoma, the most common form of kidney cancer, metastatic melanoma, a type of skin cancer, and thoratic fluid build-up caused by cancer and tuberculosis. Inleusin is designed to stimulate the immune system in order to fight cancer and infectious diseases. We launched Inleusin in the Chinese market in 1996.

Our In-Licensed Products

Tietai Iron Sucrose Supplement ( ). ietai Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. We in-licensed five-year exclusive PRC distribution rights for this product from Shenyang Borui Pharmaceutical Company Limited, or Borui, in May 2006. Tietai Iron Sucrose Supplement was launched in China in 2005 by Borui. We began to generate revenues from the sale of Tietai Iron Sucrose Supplement in the beginning of 2007. We believe such product will be complementary to our EPIAO product lines as we have a strong brand reputation in the nephrology market in China, and Tietai Iron Sucrose is designed to treat anemia associated with iron deficiency for patients with renal disease.

In 2008, we entered into an agreement with Borui to purchase the rights to Tietai Iron Sucrose Supplement. We can provide no assurances as to if or when such transaction will be completed.

Baolijin ( ). In August 2006, we in-licensed exclusive PRC distribution rights for Baolijin, a recombinant human granulocyte colony-stimulating factor, or G-CSF, indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections, from Chengdu Biological Institute for a period of five years. Due to significantly increased competition and low pricing structure, we no longer sell the product in China.

Licenses to Tietai Iron Sucrose Supplement and to Baolijin are held by Liaoning Sunshine, our variable interest entity.

Export Sales

We currently market our products through distribution agreements with local agents in several developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia. Export sales accounted for 4.9%, 4.6% and 3.8% of our total revenues in the years ended December 31, 2005, 2006 and 2007, respectively.

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

We maintain a sales and marketing force in 30 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2007, our principal products were marketed by our 194 sales and marketing professionals and sold by our network of approximately

150 distributors to healthcare providers including, based on our internal estimates, approximately 1,600 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators and, as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors. Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC for quality and reliability.

We conduct on-site, bulk manufacturing, finishing and packaging activities for EPIAO, TPIAO, Intefen and Inleusin at our 3,000 square meter Shenyang, China facility. We also manufacture our products and product candidates for clinical trials at this facility. Our Shenyang facility was re-certified in 2005 in accordance with Chinese current GMP, and such certificate is valid for five years until 2010. We plan to expand our plant in Shenyang to increase our manufacturing capacity, and further take advantage of our favorable cost structure.

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

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the United States Food and Drug Administration, or the US FDA. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase I”: Evaluation of safety.

“Phase II”: Evaluation of safety, dosing and efficacy.

“Phase III”: Larger scale evaluation of safety and efficacy.

Our Principal Products

EPIAO ( )

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB417 million (US$57.2 million) in 2007, representing a CAGR of approximately 18% from 2003 to 2007.

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

•

In 2000, we received approval for the use of EPIAO to mobilize red blood cell in patients before, during and after surgery to facilitate a quicker recovery and reduce the need for blood transfusion; and

•

In 2001, we received approval for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies. These patients become anemic as a side effect of chemotherapy and as a general complication associated with cancer. For this indication, on September 6, 2001 we were also granted a six-year exclusivity under an administrative protection period ending in September 2007 during which other pharmaceutical companies were prohibited from importing or marketing a similar product.

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the twenty quarters ending with the first quarter of 2007. EPIAO is on the National Reimbursement List for the treatment of anemia associated with chronic renal failure and for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 39.9% and 32.6% respectively in 2007.

In 2006, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. We launched these new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

We completed the Phase III clinical trial for our high dose (36,000 IU/vial) formulation of our first generation EPIAO in 2007 and expect to apply for SFDA approval in the third quarter of 2008. We expect the product to be the first of its kind in China. In addition, we expect to complete in 2008 pre-clinical trial for our NuPIAO, our second-generation EPIAO. We have designed this product candidate to possess a longer half-life versus our first generation EPIAO, and we believe that, in this aspect, it is comparable to Amgen’s Aranesp. We have already filed a patent application in China for NuPIAO.

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

Competitive pricing. Our economy of scale, favorable cost structure and experience in manufacturing afford us the opportunity to competitively price EPIAO while still maintaining attractive margins. In order to secure and maintain a large customer base, we have been pricing our EPIAO products at a level less than one-third of the comparable products produced overseas.

Strong brand awareness. We believe our sustained marketing efforts with medical practitioners and our focus on pre-sale and post-sale services have established EPIAO and Shenyang Sunshine as well-recognized and well-received brands. We have been implementing a focused marketing strategy since launching the product in 1998. As part of this strategy, our sales representatives promote our products to doctors by visiting hospitals to better educate physicians and develop brand awareness. Our sales force has increased to 194 as the end of 2007 from 152 at the end of year 2006 as a result of deployment of our strategy in creating a dedicated sales team which focuses specifically on the oncology areas to supplement our existing focus in nephrology.

Clinical Trials. In 1997, we completed a multicenter, randomized clinical trial with EPIAO in 194 end-stage renal disease patients. This trial compared the efficacy of our product to that of Epogen, Amgen’s recombinant EPO. The data demonstrated that our product was biologically equivalent to Epogen, as demonstrated by comparable restoration of hematocrit and hemoglobin levels, indicators of red blood cell reemergence. Additionally we did not observe any severe adverse reactions. We obtained approval from a branch of the Ministry of Health, or the MOH, in November 1997 and launched EPIAO in China in August 1998.

In 2001, we completed a multicenter, randomized, double blind, placebo-controlled clinical extension trial to evaluate the efficacy of EPIAO in 121 cancer patients with anemia resulting from their chemotherapy regimens. The primary endpoint of this clinical trial was restoration of hemoglobin and hematocrit levels. Patients received either EPIAO or a placebo three times a week for 12 weeks. The results demonstrated that EPIAO was effective in restoring hemoglobin and hematocrit levels in this patient setting. We obtained SFDA approval for this indication in September 2001 and launched EPIAO for this indication in December 2002. When we obtained the SFDA approval in September 2001, we were also granted a six-year administrative protection period for this indication of EPIAO. During the protection period, other pharmaceutical companies were prohibited from manufacturing EPO drugs for the same indication or adding the same indication on the label of any existing drugs, pursuant to the Regulations for New Drug Protection and Related Technology Transfer.

In 2000, we completed a multicenter, randomized placebo controlled extension trial in 105 patients undergoing major orthopedic surgery to evaluate the efficacy of EPIAO in mobilization of red blood cells in patients undergoing surgery. Typically, these patients require allogeneic blood transfusion, where blood comes from a donor instead of the patient himself, thereby exposing the patients to the risk of contracting blood-borne diseases. The primary endpoint of this clinical trial was also restoration of hemoglobin and hematocrit levels. Compared with placebo-controlled patients, patients who received EPIAO before, during and after the surgery had higher levels of hemoglobin and hematocrit. We received SFDA approval for this indication in 2000 and launched EPIAO for this indication in December 2002.

TPIAO ( )

Launched in January 2006, TPIAO is our recombinant human thrombopoietin product for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB2.8 million, RMB16.1 million and RMB43.1 million in the years ended December 31, 2005, 2006 and 2007, respectively.

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

TPIAO was approved in May 2005 with a monitoring period of five years, which will expire in May 2010. During the monitoring period, other pharmaceutical companies are prohibited from manufacturing or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Although we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product. We have two issued patents in relation to TPIAO. We obtained authorization to introduce TPIAO into the Chinese market for treatment of chemotherapy-induced thrombocytopenia in 2005.

Legacy Products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics that have historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts since early 2004 and no longer heavily market these products with our own sales force.

Intefen ( ). Intefen is our recombinant human interferon alpha-2a product for the treatment of malignancies of the lymphatic or hematopoietic system, and viral infectious diseases, including adult chronic hepatitis B, acute and chronic hepatitis C, and genital warts. Interferon is a protein that occurs naturally in the body in very small amounts and comes in three main types: alpha, beta and gamma. When exposed to viruses, certain cells produce interferon, which is released into the bloodstream or intercellular fluid to induce healthy cells to produce enzymes and proteins that counter and combat the infection. The anti-cellular or immuno-regulatory functions of IFN can enable interferon products to play a central role against certain tumor and auto-immune diseases. Interferon alpha has been manufactured by pharmaceutical companies for therapeutic use against hairy-cell leukemia, hepatitis C and hepatitis B, as well as for treatment of genital warts and some rare cancers of blood and bone marrow.

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB4.1 million (US$0.6 million) in 2007, representing a decrease of 40.0% over 2005.

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

Inleusin ( ). Inleusin is our recombinant human interleukin-2, or IL-2, product that is structurally and functionally the same to naturally occurring IL-2, a body immune regulator. Inleusin is indicated for treatment of renal cell carcinoma, melanoma, thoratic fluid build-up caused by cancer, and tuberculosis. IL-2 is a natural part of the body’s immune response to microbial infection. IL-2 promotes the proliferation and maturation of, among others, T-cells and natural killer cells, both of which are capable of destroying cancer cells directly. IL-2 plays a role in the development of white blood cells or lymphocytes, and anti-inflammatory reactions which are part of the regulation of the immune response.

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB1.0 million (US$0.1 million) in 2007, representing a decrease of 36.1% over 2005.

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

In-Licensed Products

Tietai Iron Sucrose Supplement ( ). Tietai Iron Sucrose Supplement is a complex of polynuclear iron (III)-hydroxide, a bioavailable form of iron, in a sucrose solution for intravenous use. It is indicated for the treatment of iron deficiency anemia in patients with end-stage renal disease and generally considered to have a superior safety profile compared to other forms of iron supplements. Tietai Iron Sucrose Supplement was launched in China in 2005 by Borui, the licensor. We began to generate revenues from the sale of Tietai Iron Sucrose Supplement in the beginning of 2007.

In May 2006, we entered into an agency agreement with Borui to in-license nationwide exclusive rights in China to market and distribute Tietai Iron Sucrose Supplement from June 1, 2006 to August 31, 2011. Pursuant to this agreement, we purchase Tietai Iron Sucrose Supplement from Borui at a fixed price and are subject to certain minimum purchase requirements, sales and market share targets for every twelve-month period starting from September 2006. As long as we achieve the sales targets during the term of the agreement, we have the right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by Borui. Our rights under the agreement will be subject to Borui’s ability to renew both its business license, which currently expires in 2008, and its license from Chengdu Tiantaishan, Tietai’s manufacturer, to distribute Tietai.

Baolijin ( ). Baolijin is our recombinant human granulocyte colony-stimulating factor, or G-CSF product. G-CSF is a protein that stimulates production of white blood cells. For cancer patients undergoing chemotherapy, the ability to produce red blood cells, white blood cells and platelets is severely compromised. Baolijin is indicated for the treatment of neutropenia, a condition associated with chemotherapy and characterized by low levels of neutrophils, a type of white blood cell important for fighting infections. The addition of Baolijin to our product portfolio enhances our capability to meet the unmet medical needs in supportive cancer care. According to IMS Health, the annual sales for G-CSF products in China were approximately RMB827 million in 2006.

In August 2006, we entered into an exclusive promotion and distribution agreement with Chengdu Institute of Biological Products, or the CIBP, to in-license nationwide exclusive rights to market and distribute Baolijin in China from August 1, 2006 to December 31, 2011. Pursuant to this agreement, we purchase Baolijin from CIBP at certain established prices and are subject to a minimum volume requirement of 150,000 units from August 1, 2006 to December 31, 2007. For each calendar year thereafter during the term of the agreement, the minimum volume requirement increases by 30% incrementally. If we achieve the minimum purchase requirements during the term of the agreement, we will have the priority right to renew the agreement upon its expiry and obtain the agency right of any other new product developed by CIBP. Due to significantly increased competition and low pricing structure, we no longer sell the product in China.

Our Product Candidates

NuPIAO

We expect to complete in 2008 pre-clinical testing and file an Investigation New Drug application with the SFDA to obtain approval for initiating clinical trials for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO and is currently the only second-generation EPO product approved by the US FDA. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both patient and caregiver. We have already filed a patent application in China for NuPIAO.

High-Dose EPIAO

In 2007, we completed enrollment registration of patients for a clinical trial for our 36,000 IU/vial formulation of EPIAO, which is an initial step in the trial process. This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients. If our clinical trial results are positive, we plan to file an application for SFDA approval of the high-doage EPIAO in the second half of 2008. There currently is no dosage form of this kind on the market in China. In 2006, we initiated a randomized placebo-controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group is administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin levels.

TPIAO for the treatment of ITP

ITP is characterized by thrombocytopenia that results in bruising and bleeding that can be severe. In certain ITP patients, the immune system malfunctions, perceiving the body’s platelets as foreign and destroying them, potentially resulting in dangerously low platelet counts. Platelets are disc-shaped cells in blood that assist in the clotting process to stop bleeding. TPIAO is being investigated as a new approach to treat ITP by stimulating the TPO receptor, directly increasing platelet production to outpace platelet destruction by the immune system.

We have designed a Phase III clinical trial to study TPIAO for the treatment of ITP. The Phase III trial will be a multicenter, randomized, placebo-controlled study in 120 ITP patients. All patients will be administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group will be administered an additional 1.0 µg (or microgram)/kg TPIAO once daily for 14 days. The primary endpoint of this trial is the measurement of platelet counts during the 14 day treatment. We expect to file for SFDA approval by the end of 2008.

NuLeusin (IL-2)

NuLeusin, our second-generation IL-2, is a genetically modified form of IL-2 possessing the same properties as naturally occurring IL-2. It is capable of activating the immune system to recognize and eliminate certain kinds of cancer cells. The genetic modification enabled us to produce a high dosage form of IL-2 that has increased stability, which we believe has superior efficacy and tolerable therapeutic reactions profile. We believe NuLeusin is comparable to Chiron’s Proleukin, which received US FDA approval for treatment of metastatic renal cell carcinoma in 1992, and for treatment of metastatic melanoma in 1998.

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

We are currently conducting a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma. We plan to file for SFDA approval in the second half of 2008.

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

Worldwide, cervical cancer is the second most common cancer in women; and according to the US FDA, it is estimated to cause, on average, over 470,000 new cases and 233,000 deaths each year. In the majority of developing countries, cervical cancer remains the number one cause of cancer-related deaths among women, with women in developing countries accounting for approximately 85% of both the yearly cases and deaths from cervical cancer worldwide.

In 1995, scientists from Merck & Co., Inc. and MedImmune Inc. separately demonstrated that expression of the papilloma virus major capsid gene L1 alone, or together with the minor capsid protein L2, is sufficient for the generation of virus-like particles, or VLPs. VLPs mimic in some aspects the infection with virions and induce virus-neutralizing antibodies, making them an attractive candidate for developing a prophylactic vaccine against HPV infections. In June 2006, Merck received approval from the US FDA for its vaccine targeting four strains of HPV that cause approximately 70% of cervical cancers and approximately 90 percent of genital warts. Our HPV vaccine candidate also targets VLPs of HPV-16 and HPV-18.

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we plan to develop in collaboration with Epitomics, Inc., a United States-based biotechnology company. Tumor necrosis factor a (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule, SSS07 is designed to prevent activation of the inflammation signalling cascade. Several TNF inhibitors developed by other companies have been approved by the US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab). According to Evaluate Pharma, the total worldwide sales for this product category in 2005 were approximately US$8.2 billion, a significant majority of which came from the United States and European markets. According to Nature Biotechnology, the total worldwide sales for this product category in 2006 were approximately US$10.0 billion.

We are currently developing our anti-TNF monoclonal antibody product candidate in collaboration with Epitomics, Inc., a United States-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. In March 2006, we entered into a collaboration agreement with Epitomics Inc. under which we were granted an exclusive, royalty bearing, non-transferable and perpetual license in the field of therapeutic usage in order to develop and conduct clinical trials to obtain SFDA approval for the humanized rabbit anti-TNF alpha monoclonal antibody compounds. Under the agreement, we were also granted the right to manufacture, sell, market and distribute (including distributions by engaging third parties) in China anti-TNF alpha monoclonal antibody therapeutics covered under the intellectual property rights owned by Epitomics. We were required to pay an upfront lump sum fee and a royalty payment equivalent to a certain percentage of the net sales of therapeutic products should they reach market. Under the agreement, we granted Epitomics the right to use all intellectual property generated during the development of the therapeutic product. However, if Epitomics uses this intellectual property for the development of the same therapeutic product outside of China, Epitomics shall pay us a royalty equivalent to a certain percentage of the financial benefit from licenses and product sales. If any new developments or agents are created as a result of the collaboration agreement, we will grant to Epitomics a “right of first refusal” with regard to the commercialization of such agents. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

Marketing, Sales and Distribution

We maintain a sales and marketing force in 30 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2007, our principal products EPIAO and TPIAO were marketed by our 194 sales and marketing professionals and sold by our network of approximately 150 distributors to healthcare providers including, based on our internal estimates, approximately 1,600 hospitals, clinics and dialysis centers. Our internal sales and marketing staff details our principal products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our principal products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors.

We select our distributors based on their reputation, market coverage and sales experience. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors, and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

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

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our products. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. In 2007, much of our sales and marketing efforts were focused on educating doctors and clinicians on the value and benefits of EPO in the oncology setting.

Customer and supplier concentration

Sales to our top ten distributors accounted for approximately 50%, 54% and 53% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 16.8% and 5.0%, respectively, for the year ended December 31, 2007. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. We believe that our switching cost for our suppliers is not high because alternative suppliers are readily available.

Research and Development

As of December 31, 2007, our research and development team consisted of 22 research personnel and medical professionals. Our research and development staff consists of medical and biotechnology professionals, including two PhDs, two MDs and seven holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

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

Our research and development expenses for the years ended December 31, 2005, 2006 and 2007 were RMB3.2 million, RMB6.1 million and RMB11.6 million (US$1.6 million), respectively.

Intellectual Property

We expect that we will, in the future, rely on patents to protect our proprietary technology. While we currently expect to seek patent protection only in China, we may opportunistically seek patents to protect our innovations in other jurisdictions in the future. In China, patents relating to pharmaceutical inventions are effective for 20 years from the date the patent application is filed.

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

We have also filed two pending PRC patent applications relating to manufacturing of interleukin analogues and a novel erythropoiesis stimulating protein analogue. We do not own any foreign patents and have not filed any patent applications outside of the PRC. In addition, we own 11 registered trademarks relating to EPIAO, TPIAO, Intefen and Inleusin.

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

To date, we have not been involved in any significant intellectual property disputes or encountered major difficulties in enforcing our intellectual property rights in China.

Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing and formulation, fill and finish activities for the production of EPIAO, TPIAO, Intefen, Inleusin and other product candidates for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility, and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facility is re-certified in accordance with Chinese current GMP, and such GMP certificate is valid for five years, until 2010. We specialize in manufacturing proteins with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems. Our facilities give us the capability to manufacture products at up to 105-grams scale using bacterial production systems for our legacy products and up to 270-grams scale using mammalian cell expression systems for EPIAO and TPIAO. We generally produce our products based on quarterly order forecasts and anticipated additional orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials. Raw materials and supplies are generally available from various suppliers in quantities adequate to meet our needs. However, we have single-source suppliers for some components and value-added steps, including EPO Elisa Kit by R&D systems Inc, GIBCO cell culture medium by Invitrogen Inc., Pharmacia chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. We have not experienced any disruptions in the supply of these raw materials in the past. Unlike in the United States, we do not need SFDA approval to change suppliers. In the event that any one of these supply arrangements or agreements is terminated or the ability of any one of these suppliers to perform under our agreements were to be materially adversely affected, we believe that we will be able to locate, qualify and enter into an agreement with a new supplier on a timely basis. We maintain long-term relationships with most of our suppliers and place orders from these suppliers from time to time on an as-needed basis. We expect that our existing manufacturing facilities and outside sources will allow us to meet near-term manufacturing needs for our commercial products and other products that are in clinical trials.

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

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with SFDA regulations. Our four laboratories fully comply with the Chinese GMP guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We implemented European Pharmacopoeia 2002 version on quality control in 2004. European Pharmacopeia of the Council of Europe is a wide range of active substances and excipients used to prepare pharmaceutical products in Europe.

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

Competition

The market for protein therapeutics is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies may have substantially greater capital and research and development resources, more advanced facilities, greater experience in conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and “Yi Pei” by Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for interleukin-2 in China include Beijing SL Pharmaceutical Co., Ltd. and Beijing Four Rings Biopharmaceutical Co., Ltd. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd., and competitors for Baolijin in China include Kirin, Hangzhou Jiuyuan Gene Engineering Co., Ltd. and Qilu Pharmaceutical Co., Ltd.

We believe that competition and leadership in our industry are based on managerial and technological superiority, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing. We believe we are well positioned to compete in the fast-developing Chinese protein-based market with our strong Shenyang Sunshine brand, diverse product portfolio, proven research and development capabilities, established sales and marketing network and favorable cost structure.

Facilities

Our state-of-art manufacturing facilities are located in the Shenyang Economy & Technology Development Zone, where we own three buildings with an aggregate of approximately 3,000 square meters of office, research and development and manufacturing spaces, including cleanrooms of approximately 1,600 square meters. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and manufacturing expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. We believe that our existing facilities are adequate to meet our current and foreseeable future requirements within three years. We are building new manufacturing facilities in Shenyang to meet increased demand for our products. We have purchased the relevant land use rights, completed design of such manufacturing facilities and are currently conducting an evaluation of the manufacturing facilities to meet EMEA requirements. We target to complete the construction of the new manufacturing facilities by the end of 2009.

Employees

We had 272, 313 and 373 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2007:

As of December 31, 2007
Manufacturing and services	81
Research and development	22
General and administration	76
Marketing and sales	194

Total	373

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which required us to contribute amounts equal to 17.7%, 15.5% and 16.0%, respectively, of our employees’ aggregate base salaries to these statutory plans for the years ended December 31, 2005, 2006 and 2007.

Also, in accordance with PRC regulations, we contributed amounts equal to 3.8%, 3.6% and 3.8% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively, for the years ended December 31, 2005, 2006 and 2007.

Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations relating to our business.

Regulatory authorities

In the PRC, the State Food and Drug Administration, or the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA and reported to the State Council until the MOH was reorganized and assumed administrative responsibility for the SFDA in March 2008.

The primary responsibilities of the SFDA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

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

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. In March 2008, the MOH was reorganized and assumed administrative responsibility for the SFDA. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments.

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

Examination and approval of new medicines

In October 2002, the SFDA announced the Administrative Measures on the Registration of Pharmaceutical Products, which were later revised on February 28, 2005 and subsequently replaced by the new Administrative Measures on the Registration of Pharmaceutical Products on October 1, 2007. Under the current applicable regulations, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the prevailing Administrative Measures on the Registration of Pharmaceutical Products, the approval of new medicines requires the following steps:

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

GMP Certificates. The World Health Organization encourages the adoption of GMP standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

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

Price control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether the products are newly developed products, and the status of implementing the GMP Guidelines by the manufacturer of the relevant product.

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

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated and provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

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

PRC patent law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the China Patent Law, in 1985. Pharmaceutical inventions were not patentable under the China Patent Law until 1994. Patents relating to pharmaceutical inventions are effective for 20 years from the date the patent application is filed.

Patent prosecution

The Chinese patent prosecution system is different from the United States system in a number of ways. The Chinese patent system, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to discover to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, any prior written or oral publication, demonstration or use before filing the patent application prevents an invention from being patented in the PRC. Conversely, inventors in the United States have a one year grace period after publication of the invention in which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages cannot still be determined, statutory damages from RMB5,000 to 500,000 may be requested. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

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

Trademarks

The PRC Trademark Law was promulgated in 1982, followed by the PRC Trademark Implementing Regulations in 1988, and was amended on October 27, 2001. As noted above, the PRC is signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

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

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

•

The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local administrative bureau of industry and commerce (“AIC”) which can, at its discretion, launch an investigation. The AIC may take such actions as order the infringer to immediately cease the infringing behavior, seize and destroy the representations of the trademark in question and impose a fine. If the trademark owner is dissatisfied with the AIC’s decision, he may apply to have the decision reconsidered.

•	The trademark owner may institute civil proceedings directly with a court. Civil redress for trademark infringement includes:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

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

C. Organizational Structure

The following diagram illustrates our current corporate structure and jurisdiction of incorporation of each of our principal affiliated entities:

D. Property, Plant and Equipment

Please refer to “—B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following in conjunction with our audited consolidated balance sheets for the years ended December 31, 2006 and 2007 and consolidated statements of income for the years ended December 2005, 2006 and 2007, in each case together with the accompanying notes, all included elsewhere in this document. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors.”

A. Operating Results

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993. Our principal products are EPIAO ( ) and TPIAO ( ), and our legacy products are Intefen ( ) and Inleusin ( ). Our newest internally developed product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending the fiscal years 2006 and 2007 as our second largest revenue contributor, accounting for 12.6% and 23.9% of our revenues for 2006 and 2007, respectively. Substantially all of our revenues and profits have been derived from these four existing products. We conduct our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine.

We conduct our distribution and logistics activities through Beijing Sunshine and Liaoning Sunshine. Liaoning Sunshine is a PRC limited liability company that is wholly owned by Dan Lou, our chairman. Beijing Sunshine is a PRC limited liability company that is 55% owned by Shenyang Keweier, a company owned by our employees and former employees, and 45% owned by Dongmei Su, our chief technology officer. Liaoning Sunshine holds the licenses to the Tietai Iron Sucrose Supplement and to Baolijin. Beijing Sunshine and Liaoning Sunshine are VIEs whose results are consolidated in our financial statements. For more details, see “Note 1—Principal activities, reorganization and basis of presentation” to our consolidated financial statements.

For the three years ended December 31, 2005, 2006 and 2007, EPIAO generated approximately 83.1%, 77.3% and 67.3% of our total revenues, respectively. The decrease was due to the launch in early 2006 of our TPIAO and its quick market acceptance since launch, which has rapidly become our second largest revenue contributor. According to data derived from IMS Health and internally, EPIAO continued to be the market leader both in terms of revenues and sales volume, with market shares of 39.9% and 32.6%, respectively, for the year 2007. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. We launched the new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

In 2005, 2006 and 2007, approximately 8.3%, 4.8% and 2.8% of total revenues were generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

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

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage at 3.8% of our total sales for fiscal 2007, we intend to continue to develop exports in the future because of its growing opportunity.

Financing History

Shenyang Sunshine, our predecessor and now our operating subsidiary, was formed in 1993. Since our inception, we have focused our activities on research and product development by funding our research and development projects and business expansion with cash generated from operations, debt financing, equity issuances and various government grants. Our initial capital was contributed primarily by our majority shareholder, Shenyang Keweier, in the form of assets and technology transfer. In 1995, we began marketing Intefen and initiated the research and development of TPIAO. In 1998, we began marketing EPIAO. From 1997 to 2004, we obtained government grants for a total of approximately RMB15 million and RMB9.8 million to fund the manufacturing capacity expansion for EPIAO and TPIAO research and development, respectively. We expect that we will be able to fund our growing operations and capital expenditures with our working capital and the proceeds from our initial public offering for the next 24 months.

Our Results of Operations

The following trends have historically affected, and we believe will continue to affect, our results of operations.

Continuing pricing pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and the price control bidding process in China. For example, the average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain stable overall average selling prices for our higher dosage EPIAO products over the past few years. However, recent NDRC policy has caused us to lower prices on such products as well, which had an adverse impact on the average selling price of our EPIAO products. Nonetheless, we remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our exclusive TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth recently.

We believe our ability to continue to grow our revenues and remain profitable in the face of downward pricing pressure is dependent on the following factors:

Reliance on EPIAO Sales. Throughout the three years ended December 31, 2007, our net revenue growth has been primarily driven by increased sales of EPIAO. During this period, we have established a market leadership position in China with respect to EPIAO, which accounted for 67.3% of our total sales in 2007. In January 2006, we launched our new TPIAO product which has become our second largest revenue contributor, with net sales revenue of RMB43.1 million, accounting for 23.9% of our overall sales for the year ended December 31, 2007. We will remain focused on promoting TPIAO products to diversify our revenue sources.

Exclusivity. In some instances, we rely on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period through 2010.

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

Prescription regulations. As announced by the MOH, a new regulation on prescription drug management took effect on May 1, 2007, which stipulates that doctors may only use the generic names of drugs in their prescriptions instead of brand names and that medical institutions offer patients the same type of drug from no more than two separate pharmaceutical companies. The purpose of this legislation is to minimize the practice of doctors receiving kickbacks from pharmaceutical companies for prescribing higher priced, or even unneeded, drugs to patients. Given that we are the only EPO product on the market that has three distinct indications and we have established a strong brand name synonymous with quality and reliability, we remain optimistic that the regulation will have a net-positive effect on our company.

Product mix. Our strategy is to alter our product mix to respond to pricing pressures by focusing our sales and marketing resources on our more profitable products. For example, as our legacy products became less profitable, our sales and marketing force focused on improving the sales volumes of our higher dosage forms of EPIAO, such as our 4,000 IU/vial and 10,000 IU/vial EPIAO formulations. We also shift our product mix through the introduction of new products, such as our proprietary new drug, TPIAO, our newly approved pre-filled syringe EPIAO and our in-licensed iron sucrose supplement. In addition, we began out-sourcing the marketing efforts of our legacy products, Intefen and Inleusin, to distributors in 2005, thereby improving our overall product mix and sales force efficiency.

Export sales. In addition to our domestic sales, we also export certain of our products to certain developing countries, consisting of Egypt, Pakistan, Thailand, Brazil, Mexico, Trinidad and Tobago, Guatemala and Columbia, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and in Southeast Asia. Our export sales primarily consist of sales of EPIAO, Intefen and Inleusin, in the form of raw material in bulk format as concentrated solutions or as finished products. Export sales accounted for 4.9%, 4.6% and 3.8% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively. While export sales accounted for a small percentage of our total revenues in past periods, we believe, in the long term, growth in export sales may assist us in offsetting pricing pressures in our domestic market.

Different sales channels for different products. As of December 31, 2007, our internal sales and marketing force consisted of 194 marketing and sales representatives focused on hospitals, clinics and dialysis centers in 30 Chinese provinces and major cities including the municipalities of Beijing and Shanghai and the city of Guangzhou. In addition, as of the end of April 2008, our sales force increased to 225 as a result of our strategy to create a dedicated sales team which focuses specifically on the area of oncology to supplement our existing focus in nephrology. As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other, more profitable products. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, which had historically been significant contributors to our total revenues, as we strategically realigned our internal focus on EPIAO and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces while we reimburse their related costs of selling based on pre-determined percentages of sales and timeliness of collection.

Taxes and incentives

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

Under the current PRC laws, Shenyang Sunshine is subject to EIT and value-added tax, or VAT. The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, Shenyang Sunshine was entitled to an EIT rate of 15% in 2007, compared to the standard EIT rate of 33% applicable to most domestically owned PRC companies. As a “foreign-invested advanced technology enterprise” certified by the relevant Chinese authorities, Shenyang Sunshine was entitled to a further reduced EIT rate of 10% for the year ended December 31, 2005. The reduced EIT rate expired after the year ended December 31, 2005, and Shenyang Sunshine’s EIT was 15% for the years ended December 31, 2006 and 2007.

On March 16, 2007, the EIT Law was enacted. Under the EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that are subject to an EIT rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures were promulgated and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. There is no assurance that Shenyang Sunshine will qualify as a new and high-tech enterprise under the Measures.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income, including income they receive from their subsidiaries. Pursuant to the Implementation Rules, the term “de facto management bodies” is defined as bodies that undertake overall management and control of the production, operation, human resource, finance, property and similar activities of the enterprise in material respects. Despite the Implementation Rules, it is still not entirely clear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, all of our management is currently based in China, and will likely remain in China for the foreseeable future. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise (superseded by the EIT Law), which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiaries located in China. If we declare dividends from such income, it is not clear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to the 10% income tax. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

As of December 31, 2007, we recorded total deferred tax assets of approximately RMB4.2 million (US$0.6 million). Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income. See “Item 3. Key Information—D. Risk Factors—Risks related to our company—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

VAT

Our revenues are recorded net of VAT. VAT is charged based on the selling price of our products at a general rate of 17%. In China, pharmaceutical companies are accustomed to having the market sales data referenced to the gross revenues, inclusive of the VAT. For example, the data quoted by IMS Health throughout this document are quoted on gross revenues.

Customer and supplier concentration

Sales to our top ten distributors accounted for approximately 50.0%, 53.6% and 53.0% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 16.8% and 5.0%, respectively, for the year ended December 31, 2007. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. We believe that generally our switching cost for our major suppliers is not high because alternative suppliers are readily available.

Financial Overview

Revenues

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

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. We made an allowance for doubtful accounts of RMB386,000 (US$52,916) for the year ended December 31, 2007. As of December 31, 2006 and 2007, there were no material amounts of receivables outstanding for more than one year that were not reserved.

Cost of revenues

Our cost of revenues includes costs of raw materials, packaging, labor costs and manufacturing overhead. Our manufacturing overhead is primarily comprised of factory staff costs, allocated utilities and depreciation of our production facilities. We believe the relatively low cost of labor in the PRC provides us with a significant competitive advantage compared to international competitors that are not producing products in the PRC. We expect that, after we commence operations in our new manufacturing facilities, depreciation charges will increase on a per unit basis in early years before the full deployment of the capacity of our new manufacturing facilities.

Operating expenses

Our operating expenses include research and development expenses, sales, marketing and distribution expenses and general and administrative expenses. The key components of our operating expenses are described below.

Research and development expenses. Our research and development expenses are related to activities such as preclinical studies and clinical trials and consist primarily of:

•	Direct and allocated salaries and related expenses for research and development personnel;

•	Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	Direct cost of materials used in research and development;

•	Direct cost of equipment that lacks an alternative future use;

•	Fees paid to independent research organizations in conjunction with preclinical animal studies;

•	Allocated depreciation of research equipment and laboratory facilities;

•	Manufacturing costs of our clinical trial supply quantities for our product candidates;

•	Costs associated with other clinical development such as seminar hosting and process optimization; and

•	Costs for seeking EMEA approval so that we may enter the European market for biosimilar products which are new versions of biopharmaceutical products whose patents have expired.

In accordance with U.S. GAAP, we expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize. Due to the fact that the tax incentive for incurring research and development costs in China is minimal, we do not track our internal research and development costs by program in detail and cannot state precisely the costs incurred for each of our research and development programs in the past. However, the following table shows our estimate of the total costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the years indicated.

	Year ended December 31,
Product Name	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in thousands)
EPIAO	1,159	2,253	3,976	545
TPIAO	967	1,514	4,556	625
Others	1,070	2,333	3,103	425

	3,196	6,100	11,635	1,595

The table above contains research and development costs attributable to the ongoing clinical trials for expanded indications of our marketed products, as well as preclinical and clinical trials for our product candidates.

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses primarily consist of salaries, employee benefits, bonuses and related expenses for our sales and marketing staff. They also include the direct costs attributable to our sales and marketing activities, such as conferences and seminar hosting and attendance, travel, entertainment and advertising expenses. We expect our sales, marketing and distribution expenses to increase in absolute dollar amounts in the future as we continue to expand the portfolio of our products. In future periods, we will seek to maintain a relatively stable or moderate improvement in terms of percentage of the sales, marketing and distribution expenses relative to our total revenues.

General and administrative expenses. Our general and administrative expenses primarily consist of salaries and employee benefits, including share-based compensation for our administrative staff, as well as depreciation charges of office premises and equipment. We expect our general and administrative expenses to increase in absolute monetary amounts in line with our continued growth.

Other income/(expense), net

We record our other income net of interest expense and foreign currency exchange losses. Our other income principally comprises interest income, grant income and various non-recurring items that are not part of our normal operating activities.

Government grants

At various stages during the period from 1997 to 2004, we obtained a total of approximately RMB15 million to fund capacity expansion at our Shenyang manufacturing facilities to accommodate production of clinical quantities of EPIAO and RMB10 million to fund our research and development efforts relating to our TPIAO program. We do not expect to receive significant additional government grant income for the near future.

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

Consolidation of variable interest entities

Variable interest entities, or VIEs, are those entities in which a company, through contractual and/or other arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. We have adopted FIN 46R, which requires certain VIEs to be consolidated by the primary beneficiary of the VIE if equity investors in the VIE do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The results of VIEs are consolidated in a company’s financial statements from the date the company became the primary beneficiary of the VIE.

The following is a summary of our VIEs:

Beijing Sunshine is a domestic limited liability company which was incorporated in 2000 under PRC law. Beijing Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine. Prior to our reorganization in anticipation of our initial public offering in February 2007, Shenyang Sunshine held a 45% equity interest in Beijing Sunshine while Shenyang Sunshine’s majority shareholder prior to the reorganization, Shenyang Keweier, held the remaining 55% equity interest in Beijing Sunshine. The registered capital of Beijing Sunshine is RMB1,010,000. Liaoning Sunshine is a domestic limited liability company incorporated in 2000 under PRC law. Liaoning Sunshine is primarily engaged in the distribution of products manufactured by Shenyang Sunshine and in-licensed products. Prior to our reorganization in anticipation of our initial public offering, Shenyang Sunshine held a 90% equity interest in Liaoning Sunshine, and Shenyang Keweier held the remaining 10% equity interest in Liaoning Sunshine. The registered capital of Liaoning Sunshine is RMB15.0 million.

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

Critical Accounting Policies and Estimates

The discussion and analysis of our operating results and financial condition are primarily based on our audited financial statements of our Group, which have been prepared in accordance with U.S. GAAP. Our operating results and consolidated financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Sales of our pharmaceutical products represent the invoiced value of goods sold, net of VAT, trade discounts and allowances, and, in very rare circumstances, sales returns. Revenues from these sales transactions are generally recognized upon delivery, which is considered to have occurred when the customer has taken risks and awards associated with the ownership of delivered products.

For the two legacy products Intefen and Inleusin which we market using third parties sales efforts and reimburse expenses incurred by the agency distributors based on a predetermined percentage of sales and timeliness of collection, we account for revenues from this type of sales channel in accordance with EITF Issue No. 01-9. Under EITF Issue No. 01-9, our cost reimbursement offered to distributors is classified as a reduction in sales revenue. Based on the terms and conditions agreed with the distributors, we accrued and recorded the reimbursements of expenses to the distributors as reduction in revenue, which reduced net sales by RMB1.7 million, RMB1.4 million and RMB2.1 million (US$0.3 million) in the years ended December 31, 2005, 2006 and 2007, respectively.

Research and development costs

We expense research and development costs except for equipment that has alternative future uses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2 Accounting for Research and Development Costs. We critically identify any research and development activities that could be objectively measured and recognized and are aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of materials and equipment that have alternative uses and amortize them over their useful life. Elements of research and development costs may include direct materials, direct labor and overhead allocation including other related personnel engaged in research and development activities. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

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

In June 2006, our then principal shareholder committed to grant restricted shares to one of our directors and one of our senior executives. For purposes of recording compensation expense, we treated this grant as if it was made by us, which would have vested upon the earlier of (i) December 1, 2007 or (ii) on the date of our initial public offering. In accordance with SFAS 123R, since the stock awards contained vesting and exercisability conditions other than those based on service, performance or market criteria, they were treated as liability-classified awards initially recorded at their estimated fair value as of the grant date and subject to re-measurement at each future financial reporting date through the settlement date. The stock awards were subsequently modified and settled in October 2006 with a total number of 312,504 fully vested ordinary shares granted to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. The fair value of the modified awards as of the settlement date of approximately RMB1,877,000 was charged to the consolidated statement of income for the year ended December 31, 2006 as the total adjusted share-based compensation expense for the stock awards. The fair value of the modified awards as of the settlement date was estimated based on the price of the sale in October 2006 of our ordinary shares by our former shareholder to third-party investors.

In August 2006, we granted 15,000 shares to a senior executive with a one year vesting period. The effect of such award on our financial results is immaterial. In October 2006, we granted several directors and employees options to purchase a total of 1,060,000 of our ordinary shares at an exercise price of US$1.60 per ordinary share, which primarily vest on a proportionate basis over a three-year vesting period. In addition, in July 2007, we granted a senior executive options to purchase a total of 100,000 of our ordinary shares at an exercise price of US$1.60 per share, which become exercisable on May 31, 2008 and expire on June 1, 2010. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on various assumptions. For more details, see Note 18 to our consolidated financial statements included elsewhere in this annual report.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expenses in the years ended December 31, 2005, 2006 and 2007 were RMB7.5 million, RMB5.5 million and RMB4.9 million (US$0.7 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Long-lived assets, including property, plant and equipment assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable. There have been no impairment charges recognized for the three years ended December 31, 2007.

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

Inventories and allowance for obsolescence

We state all inventories at the lower of cost or market value, determined using the weighted average cost method. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Result of Operations

The table below sets forth selected results of operations data expressed as a percentage of total revenues, for the years indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2005	2006	2007
	%	%	%
Statement of Income Data:
Revenues:
EPIAO	83.1	77.3	67.3
TPIAO	2.7	12.6	23.9
Intefen	6.7	3.9	2.3
Inleusin	1.6	0.9	0.6
Export	4.9	4.6	3.8
Others	1.0	0.7	2.1

Total	100.0	100.0	100.0

Cost of revenues	(15.2)	(9.1)	(9.7)

Gross margin	84.8	90.9	90.3

Operating expenses:
Research and development	(3.1)	(4.8)	(6.5)
Sales, marketing and distribution	(48.2)	(47.9)	(46.7)
General and administrative	(13.7)	(9.6)	(10.2)

Subtotal	(65.0)	(62.3)	(63.4)

Operating margin	19.8	28.6	26.9

Other income/(expense), net
Interest income	0.1	0.3	20.1
Interest expense	(5.5)	(3.3)	(0.5)
Grant income	3.7	2.5	0.6
Others	(0.8)	(0.2)	0.1

Total other income/(expense), net	(2.5)	(0.7)	20.3

Income before income tax expense and minority interests	17.3	27.9	47.2

Income tax	(1.7)	(4.1)	(1.9)

Income before minority interests	15.6	23.8	45.3
Minority interests, net of tax	0.1	0.1	(0.1)

Net margin	15.7	23.9	45.2

Year ended December 31, 2006 compared with year ended December 31, 2007

Revenues. Our revenues increased by 41.0%, from RMB127.8 million in 2006 to RMB180.2 million (US$24.7 million) in 2007. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which generated revenues of RMB43.1 million (US$5.9 million) in 2007, compared to RMB16.1 million in 2006. TPIAO was our second largest revenue contributor in 2007, accounting for 23.9% of total revenues in the year. The increase was also attributable to greater revenues from our leading EPIAO products, which increased by 22.7% from RMB98.8 million in 2006 to RMB121.2 million (US$16.6 million) in 2007, primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenues. Our costs of revenues were RMB11.6 million and RMB17.4 million (US$2.4 million) for the years ended December 31, 2006 and 2007, respectively. The increase was primarily due to the increase in sales volume and a one-time cost of RMB1.0 million (US$0.1 million) due to forfeiture of deposits as we did not meet the sales volume target for Tietai Iron Sucrose Supplement.

Operating expenses. Our total operating expenses increased by 43.4% from RMB79.6 million in 2006 to RMB114.2 million (US$15.7 million) in 2007. The increase was primarily due to an increase in sales, marketing and distribution expenses.

•

Research and development expenses. Our research and development expenses increased 90.7% to RMB11.6 million (US$1.6 million) for 2007 from RMB6.1 million for 2006. The increase was mainly attributable to the research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests, the development of our new EPIAO product candidates and the continued development of other new products.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 37.4% to RMB84.2 million (US$11.5 million) in 2007 from RMB61.3 million in 2006. The increase was primarily attributable to increased marketing activities and higher staff costs and bonuses as a result of an increase in headcount. Sales, marketing and distribution expenses as a percentage of revenues decreased from 47.9% in 2006 to 46.7% in 2007.

•

General and administrative expenses. Our general and administrative expenses increased 49.8% from RMB12.3 million in 2006 to RMB18.4 million (US$2.5 million) in 2007. The increase was primarily attributable to the increase in staff costs and bonuses as a result of an increase in headcount. General and administrative expenses remained stable at around 10%.

Other income/(expense), net. We had net other income of RMB36.5 million (US$5.0 million) in 2007 compared to net other expense of RMB0.9 million in 2006, primarily due to the interest income on the net proceeds we received from our initial public offering in February 2007 and a decrease in interest expense as we fully repaid our borrowings in 2007.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased 138.3% from RMB35.7 million in 2006 to RMB85.0 million (US$11.7 million) in 2007.

Income tax expense. Our income tax expense decreased 34.5%, from RMB5.2 million in 2006 to RMB3.4 million (US$0.5 million) in 2007, and our effective tax rate was 4.0% for 2007 as compared to 14.6% for 2006, primarily attributable to a tax rebate of RMB2.7 million (US$0.4 million) from the reinvestment of retained earnings in a subsidiary and the interest income on the net proceeds from our initial public offering which was paid to our company incorporated in the Cayman Islands and not subject to tax.

Net income. As a result of the foregoing, our net income increased 167.8%, from RMB30.5 million in 2006 to RMB81.6 million (US$11.2 million) in 2007.

Year ended December 31, 2005 compared with year ended December 31, 2006

Revenues. Our revenues increased by 25.3%, from RMB102.0 million in 2005 to RMB127.8 million in 2006. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which generated revenues of RMB16.1 million in 2006, compared to RMB2.8 million in 2005. TPIAO was our second largest revenue contributor in 2006, accounting for 12.6% of total revenues in the year. The increase was also attributable to greater revenues from our leading EPIAO products, which increased by 16.5% from RMB84.8 million in 2005 to RMB98.8 million in 2006. Our revenue in 2006 were negatively affected by a government sponsored anti-corruption campaign, under which certain hospitals denied access to sales representatives from pharmaceutical companies because the hospitals wanted to avoid the perception of corruption, which in turn temporarily limited our ability to expand into new hospitals in 2006.

Cost of revenues. Our costs of revenues were RMB15.5 million and RMB11.6 million for the years ended December 31, 2005 and 2006. The cost of revenues as a percentage of revenues was higher at 15.2% in 2005, as compared to 9.1% in 2006, primarily caused by costs reduction in fiscal year 2006 primarily attributable to a decrease in depreciation charges, reduced needs for provisions and charges such as inventory write-offs and amortization of intangibles and an increased production yield for EPIAO in 2006.

Operating expenses. Our total operating expenses increased by 20.0% from RMB66.4 million in 2005 to RMB79.6 million in 2006. The increase was primarily due to an increase in sales, marketing and distribution expenses.

•

Research and development expenses. Our research and development expenses increased 90.9% to RMB6.1 million for 2006 from RMB3.2 million for 2005. The increase was mainly attributable to research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests and the development of our EPIAO pipeline products. The increase was also related to a one-time licensing fee for the licensing and co-development of anti-TNF alpha monoclonal antibody therapeutics with Epitomics Inc., and for continued development of other pipeline products.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 24.5% to RMB61.3 million in 2006 from RMB49.2 million in 2005. The increase was primarily attributable to higher staff costs and bonuses as well as the increase in marketing and promotion costs for our TPIAO and higher sales activities in general. Sales, marketing and distribution expenses as a percentage of revenues remained stable at around 48%.

•

General and administrative expenses. Our general and administrative expenses decreased 12.1% from RMB14.0 million in 2005 to RMB12.3 million in 2006. The decrease was primarily attributable to the reduced requirement for bad debt provision and depreciation, partially offset by an increase in stock-based compensation charge. General and administrative expenses as a percentage of revenues decreased from 13.7% in 2005 to 9.6% in 2006.

Other expense, net. Net other expense decreased 65.6% from RMB2.5 million in 2005 to RMB0.9 million in 2006. The decrease was primarily due to lower interest expenses resulting from reduced average bank borrowings in 2006.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased 101.9% from RMB17.7 million in 2005 to RMB35.7 million in 2006.

Income tax expense. Our income tax expense increased 196.1%, from RMB1.8 million in 2005 to RMB5.2 million in 2006, and our effective tax rate was 10.0% for 2005 as compared to 14.6% for 2006, primarily attributable to the effects of non-deductible share-based compensation expenses in 2006 and an increase in applicable tax rate for our major operating subsidiary from 10% in 2005 to 15% in 2006 due to the expiration of a tax holiday.

Net income. As a result of the foregoing, our net income increased 89.9%, from RMB16.1 million in 2005 to RMB30.5 million for 2006.

B. Liquidity and Capital Resources

Overview

As of December 31, 2007, we had cash and cash equivalents of RMB811.0 million (US$111.2 million) and working capital of RMB866.3 million (US$118.8 million). For the year ended December 31, 2007, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering and cash flow from operating activities. Our primary uses of funds during in 2007 have been for repayment of bank loans, the construction of new manufacturing facilities, upgrading of existing facilities, clinical trials and expansion of our sales and marketing network in China.

As of December 31, 2006, we had cash of RMB25.4 million and working capital of RMB49.3 million. For the year ended December 31, 2006, our primary source of funding for both our working capital and our longer-term funding needs was cash flow from operating activities. Our primary uses of funds during this period were for the repayment of bank loans for a net amount of RMB49.0 million using the cash received from a repayment of RMB19.7 million loan to the majority shareholder and internally generated cashflow from operations during 2006. We made purchases of plant and equipment during 2006 in the amount of RMB2.7 million, a substantial portion of which were related to production equipment.

The following table summarizes the sources of our cash flows for the years indicated:

	For the Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	24,839	37,042	68,762	9,427
Net cash provided by / (used in) investing activities	(9,244)	17,041	(36,491)	(5,002)
Net cash provided by / (used in) financing activities	(10,000)	(54,457)	801,745	109,909

Net cash provided by operating activities

Our net cash provided by operating activities was RMB68.8 million (US$9.4 million) in 2007 compared to RMB37.0 million in 2006. The increase of RMB31.8 million in cash provided by operating activities in 2007 from 2006 reflects an increase in net income of RMB51.0 million, partially offset by a RMB14.8 million increase in accounts receivable primarily due to the increase in sales volume.

Our net cash provided by operating activities was RMB37.0 million in 2006 compared to RMB24.8 million in 2005. The increase of RMB12.2 million in cash provided by operating activities in 2006 from 2005 reflects an increase in net income of RMB14.4 million, a non-cash share-based compensation charge, and one time lease prepayment made in 2005 but non-recurring in 2006, which were partially offset by increased inventories and receivables.

Net cash provided by / (used in) investing activities

Our net cash used in investing activities was RMB36.5 million (US$5.0 million) in 2007, compared to net cash provided by investing activities of RMB17.0 million in 2006. The cash outlay in investing activities in 2007 consisted primarily of RMB11.7 million (US$1.6 million) for purchases of property, plant and equipment related to the upgrade of existing facilities and other fixed assets and leasehold improvements, RMB5.6 million (US$0.8 million) in deposits for the acquisition of property, plant and equipment related to construction of new manufacturing facilities, and RMB15.7 million (US$2.2 million) for purchases of available-for-sale securities

(primarily in long-term corporate bonds). The net cash inflow from investing activities in 2006 resulted primarily from the repayment of a loan advanced to shareholder Shenyang Keweier.

Our net cash used in investing activities was RMB9.2 million in 2005, compared to net cash provided by investing activities of RMB17.0 million in 2006. The cash outflow in investing activities in 2005 was primarily due to a RMB9.2 million payment for renovation of our office in Beijing and the purchase of equipment.

Our capital expenditure amounted to RMB9.2 million, RMB2.7 million and RMB17.3 million (US$2.4 million) in the years ended December 31, 2005, 2006 and 2007, respectively. For more details, see “—Capital Expenditures” below.

Net cash provided by / (used in) financing activities

Net cash provided by financing activities was RMB801.7 million (US$109.9 million) in 2007, compared to RMB54.5 million used in financing activities in 2006 primarily due to the net proceeds we received from our initial public offering in 2007.

Net cash used in financing activities was RMB10.0 million in 2005, compared to RMB54.5 million used in financing activities in 2006 due to continued efforts of paying down our bank loans. The net repaid bank borrowings were RMB10.0 million and RMB49.0 million in 2005 and 2006, respectively.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including planned capital expenditures for upgrading existing facilities and building new manufacturing facilities in Shenyang, other working capital needs for investing in research and development and increasing sales and marketing efforts at least for the next two years.

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	15,000	—	—
Long-term bank loans	25,000	—	—

Total debt	40,000	—	—

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our subsidiary is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends may also be subject to income tax in the PRC under the new EIT Law as discussed above under “—Our Results of Operations—Taxes and Incentives.”

Capital Expenditures

The following sets forth our total capital expenditures for the periods indicated.

	(RMB in thousands)	(US$ in thousands)
2005	9,151	1,254
2006	2,671	366
2007	17,314	2,373

Historically, most of our capital expenditures were incurred for purchases of production and office equipment, research laboratory, upgrade for our plant and office renovation. In the year ended December 31, 2007, our capital expenditure of RMB17.3 million (US$2.4 million) related primarily to upgrading of existing facilities, construction of new manufacturing facilities, office renovation, and purchases of office equipment and other fixed assets.

In the year ended December 31, 2006, our capital expenditures of RMB2.7 million related primarily to purchases of office and production equipment for our TPIAO and EPIAO products and, to a lesser extent, purchase of automobiles.

Capital expenditures in 2005 totaled RMB9.2 million, approximately half of which was related to equipment acquired for the production of TPIAO, with the remaining attributable to general office equipment, final payment and renovation cost for our Beijing office and purchases of automobiles.

Our future capital requirements include, but are not limited to, upgrading our existing facilities for our research and development and production to meet EMEA standards and to build new facilities. Although we are not obligated to meet any absolute minimum dollar spending requirements, our future capital requirements will depend on many factors, including the scope and progress made in building our new manufacturing facilities in the next two years. The major component of our planned capital expenditures for 2008 is construction of the new manufacturing facilities.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and proceeds from our initial public offering in February 2007 without much need for debt financing. Therefore, we believe that the anticipated higher depreciation charges related to our ongoing and planned facility expansion could be offset to a certain extent by the expected reduction in interest costs.

Recent Issued Accounting Standards

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group is required to adopt SFAS No. 159 beginning on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for a cumulative-effect adjustment to retained earnings as of the date of initial adoption. We have determined not to adopt the fair value option for existing eligible items as of January 1, 2008.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, the new standard will result in the presentation of what are currently considered minority interests to be classified as equity. The guidance will become effective for the fiscal year beginning after December 15, 2008. We are in the process of evaluating the impact SFAS No. 160 will have on our Group’s consolidated financial statements upon adoption.

For more details of recent issued accounting standards, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development

As of December 31, 2007, our research and development team consisted of 22 research personnel and medical professionals. Our research and development staff consists of medical and biotechnology professionals, including two PhDs, two MDs and seven holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

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

Our research and development expenses for the years ended December 31, 2005, 2006 and 2007 were RMB3.2 million, RMB6.1 million and RMB11.6 million (US$1.6 million), respectively.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Capital Commitments	2,755	2,755	—	—	—

Total obligation and commitments	2,755	2,755	—	—	—

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

The forward-looking statements in this annual report represent our expectations and forecasts as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of April 30, 2008 and the positions held by them. The business address for each of our executive officers and directors is c/o Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou	73	Chairman of Board of Directors
Dr. Jing Lou	45	Chief Executive Officer, Director
Liping Xu	54	Vice President, Director
Bin Huang	47	Vice President of Human Resources, Director
Kevin Sow Peng Teo	42	Chief Financial Officer (principal financial and accounting officer)
Lawrence S. Wizel(1)	65	Independent Director
Mingde Yu(1)	62	Independent Director
Moujia Qi(1)	75	Independent Director
Dr. Yingfei Wei	47	Chief Scientific Officer, Vice President of Business Development
Dr. David Chen	43	Executive Vice President and Chief Operating Officer
Dongmei Su	38	Chief Technology Officer
Yongfu Chen	51	Controller
Ke Li	40	Corporate Secretary

(1)	Member of the audit committee.

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

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University.

Liping Xu is one of our directors. Ms. Xu has served as the executive director of Shenyang Sunshine from 1993 to 2002. Prior to joining Shenyang Sunshine, she worked at the Shenhou Institute of Military Medicine. Ms. Xu is a senior engineer. She graduated from Shenyang Pharmaceutical University with a master’s degree in microbiology and pharmacology in 1996.

Bin Huang is our vice president of human resources and a director. Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that, he acted as office manager for the Shenyang Army Medical Research Center from 1976 to 1993. He received his master’s degree in Business Administration from Qinghua University in 2002 and a bachelor’s degree in engineering from Northeast University in 1987.

Kevin Sow Peng Teo joined our company as chief financial officer in February 2008. Mr. Teo has over 20 years of experience in finance and accounting and has held a number of senior finance and accounting positions.

From February 2007 to November 2007, he served as Group Business Controller at East Asia Power (Xiamen), where he oversaw and managed finance and accounting teams located in Hong Kong, Singapore, Jakarta, Xiamen, Nanjing and Beijing. Mr. Teo held senior roles at Huawei Technologies Co. Ltd. (Shenzhen) and Siemens Malaysia Sdn Bhd (including a subsidiary) from August 1998 to January 2007. He also held senior roles at Wetlands International—Asia Pacific, Chua Song Seng Sdn. Bhd. and Anuarul Azizan Chew & Co. He graduated from the professional course of the Association of Chartered Certified Accountants (“ACCA”) in 1995 and has been a member of the ACCA thereafter. He has also been a member of the Malaysian Institute of Accountants since 1996.

Lawrence S. Wizel has served as a director since September 2006. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as the Chairman of Board of Trustees of Helen Keller Services for the Blind. He received his bachelor’s degree in science from Michigan State University.

Mingde Yu has served as one of our directors since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Bureau Chief of Economic Operations Department of the National Development Reform Committee from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Vice Committee Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

Moujia Qi has served as one of our directors since August 2006. He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of the State Medicine Administration of the PRC before he retired in 1994.

Dr. Yingfei Wei, our chief scientific officer and vice president for Business Development, joined us in August 2006. She has over fifteen years of research and development experience in the biotechnology and pharmaceutical sectors. Before joining us, she was the co-founder, president and chief executive officer of Elixirin Corporation from 2004 to 2005, responsible for overseeing contract research, manufacturing, regulatory approvals and marketing of anti-aging products in the United States and China. Before that, she was director of biotechnology research at Bayer HealthCare Global from 1998 to 2004 and group leader at the discovery research department of Human Genome Sciences Inc. from 1993 to 1998. Dr. Wei is named inventor for 37 patents and has authored several publications, primarily in the areas of protein and antibody drug discovery and genomics. Dr. Wei was a postdoctoral fellow at Harvard University’s School of Public Health in 1993. She received her Ph.D. in biochemistry from the University of California in 1990 and a bachelor’s degree in biochemistry from Beijing University in 1983.

Dr. David Chen is our executive vice president and chief operating officer. Dr. Chen held various managerial positions in the United States pharmaceutical industry, including business development, sales and marketing, market research, new product development and research and development portfolio management both with Eli Lilly and GlaxoSmithKline from 1998 to 2006. Prior to his experience in the United States, Dr. Chen was a practicing orthopedic surgeon at Shanghai Medical University from 1989 to 1992. He received a medical degree from the First Military Medical University in Guangzhou, China and received a master’s degree in Business Administration from the Darden School of Business at the University of Virginia.

Dongmei Su is our chief technology officer responsible for research and development and manufacturing process engineering. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang Sunshine in 1993. She served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992 and her master’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001.

Yongfu Chen, our controller, has served as the chief accounting officer of Shenyang Sunshine since he joined us in 2003. Before then, he served as the chief financial officer of Shenyang Northern Transportation Engineering Co. Ltd. in 2002 and as the auditing manager of Shenyang Beitai Group Co. Ltd. from 1999 to 2001. Mr. Chen has over twenty years of experience in accounting. He received his bachelor’s degree in industrial accounting from Liaoning University in 1983.

Ke Li, our corporate secretary, is responsible for all corporate and government regulatory matters. Mr. Li has served as the corporate secretary of Shenyang Sunshine since 1996. He joined us in 1993 and held various administrative positions at Shenyang Sunshine before he was appointed corporate secretary. Mr. Li received his master’s degree in Business Administration from Liaoning University in 2001 and his bachelor’s degree in engineering from Jilin University in 1988.

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

In 2007, the aggregate cash compensation we paid to our executive officers, including all the directors, was approximately RMB4.3 million (US$0.6 million). As of December 31, 2007, we accrued RMB2.1 million (US$0.3 million) for bonuses for directors and officers in relation to the services they provided in 2007.

In January 2008, we granted our director, Lawrence S. Wizel, 1,500 ADSs, which will vest on December 31, 2008.

If we terminate an employment agreement with an executive officer without cause, we are required to pay compensation equal to one month of his or her salary for each year of his or her service to our company.

Stock Option Plan

We adopted our 2006 stock incentive plan on September 5, 2006, which provides for the grant of stock options, restricted stock and restricted stock units, each of which we referred to as “awards.” The 2006 stock incentive plan is administered by the board of directors. The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

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

The following table summarizes, as of April 30, 2008, the latest practicable date, options that we granted to several of our directors and executive officers and to other individuals as a group under our 2006 stock incentive plan:

Name	Number of shares to be issued upon exercise of options	Per share exercise price	Grant date	Date of Expiration
		(US$)
Dr. Jing Lou	179,400	1.60	October 1, 2006	October 1, 2009
	168,000	1.15	March 7, 2008	October 1, 2011
Bin Huang	30,000	1.60	October 1, 2006	October 1, 2009
	84,000	1.15	March 7, 2008	October 1, 2011
Lawrence S. Wizel	15,000	1.60	October 1, 2006	October 1, 2009
Mingde Yu	17,500	1.10	March 17, 2008	March 17, 2011
Moujia Qi	15,000	1.60	October 1, 2006	October 1, 2009
	17,500	1.65	January 17, 2008	December 31, 2008
Dr. Yingfei Wei	15,000	1.60	October 1, 2006	October 1, 2009
	42,000	1.15	March 7, 2008	October 1, 2011
Yongfu Chen	50,000	1.60	October 1, 2006	October 1, 2009
Dr. David Chen	100,000	1.60	July 23, 2007	June 1, 2010
	147,000	1.15	March 7, 2008	October 1, 2011
Kevin Sow Peng Teo	126,000	1.15	March 7, 2008	October 1, 2011
Dongmei Su	50,000	1.60	October 1, 2006	October 1, 2009
	84,000	1.15	March 7, 2008	October 1, 2011
Ke Li	30,000	1.60	October 1, 2006	October 1, 2009
	99,575	1.15	March 7, 2008	October 1, 2011
Other individuals as a group	531,000	1.60	October 1, 2006	October 1, 2009
	649,425	1.15	March 7, 2008	October 1, 2011

C. Board Practices

Our board of directors currently consists of seven members, including Mr. Lawrence S. Wizel, Mr. Mingde Yu, and Mr. Moujia Qi, all of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, as amended from time to time. Mr. Dan Lou, our chairman, is the father of Dr. Jing Lou, our chief executive officer.

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel, Mr. Mingde Yu and Mr. Moujia Qi, was established on October 7, 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the Nasdaq Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Wizel is the Chairman of the audit committee.

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

The particular directors that must stand for reelection at each annual general meeting are determined according to a rotation. Should a director choose not to offer himself or herself for reelection at an annual meeting, the number of directors who must stand for reelection at that meeting is reduced accordingly. Directors who have been longest in office since their last re-election or appointment shall stand for reelection at the annual meeting, provided that, in the case of directors who were last elected on the same day, which director must stand for reelection shall (unless they otherwise agree among themselves) be determined by lot.

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

D. Employees

See “Item 4B. Information on the Company—Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 30, 2008, the latest practicable date, by:

•	each of our executive officers and directors; and

•	each person known by us to beneficially own 5% or more of our ordinary shares.

	Shares beneficially owned(1)(2)
Name	Number of Shares	%
Directors and executive officers:
Dan Lou(3)	11,429,898	7.49
Dr. Jing Lou(4)	4,856,252	3.22
Liping Xu(5)	7,363,554	4.83
Dr. Yingfei Wei	*	*
Yongfu Chen	*	*
Lawrence S. Wizel	*	*
Guanjin Hu	*	*
Dr. David Chen	*	*
Kevin Sow Peng Teo	*	*
Moujia Qi	*	*
Bin Huang(6)	*	*
Dongmei Su(7)	1,655,542	1.09
Ke Li(8)	*	*

Principal Shareholders:
Achieve Well International Limited(9)	24,868,079	16.30
Happyview Finance Limited(10)	15,024,393	9.85
Lan’s Holdings Limited(11)	11,732,219	7.69
Pacven Walden Ventures VI, LP(12)	9,404,313	6.16
Sansar Capital Management, L.L.C.(13)	7,913,458	5.19
Starry Investments Limited(14)	8,460,006	5.54
W&W International Investments Limited(15)	7,732,074	5.07

*	Beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 152,577,269 ordinary shares outstanding as of April 30, 2008, the latest practicable date, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.
(3)	Mr. Dan Lou, our chairman, beneficially owns 6,599,478 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited. In addition, he holds 4,830,420 ordinary shares, indirectly through his wholly-owned company, Witty Mind International Limited.
(4)	In addition, Dr. Jing Lou, our chief executive officer, beneficially owns 4,856,252 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited and which number of ordinary shares includes 156,252 ordinary shares granted to Dr. Jing Lou as share-based compensation.
(5)	Ms. Liping Xu, our director and vice president, beneficially owns 6,149,093 ordinary shares, which are held in trust on her behalf by Achieve Well International Limited. In addition, she holds 1,214,461 ordinary shares, indirectly through her wholly-owned company, Precious Winwin Limited.
(6)	Mr. Bin Huang, our director and vice president of human resources, beneficially owns 1,655,542 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited.
(7)	Ms. Dongmei Su, our chief technology officer, beneficially owns 985,121 ordinary shares, which are held in trust on her behalf by Achieve Well International Limited.
(8)	Mr. Ke Li, our corporate secretary, beneficially owns 839,311 ordinary shares, which are held in trust on his behalf by Achieve Well International Limited.
(9)	Achieve Well International Limited is a British Virgin Islands international business company for investment purpose with its business address at No.3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Achieve Well International Limited is beneficially owned, as of the date hereof, by Mr. Dan Lou (approximately 24.7%), Ms. Liping Xu (approximately 23.0%), Mr. Jing Lou (approximately 18.2%), Mr. Bin Huang (approximately 6.2%), Ms. Dongmei Su (approximately 3.7%), Mr. Ke Li (approximately 3.1%) and certain other individuals. Each beneficial owner of Achieve Well International Limited has the voting rights with respect to the securities beneficially owned by him or her.
(10)	Happyview Finance Ltd. is a British Virgin Islands international business company solely owned by Mr. Ou Su, who shares with Happyview Finance Ltd. both voting and dispositive power over our ordinary shares. Its business address is at Room 608, Block Q, Huiyuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, PRC. This share information is as of December 31, 2007 and is based upon a report on schedule 13G filed by Happyview Finance Ltd. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Happyview Finance Ltd.
(11)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both investment and voting authority with respect to the voting securities held by him or her. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, PRC.
(12)	Pacven Walden Ventures VI, LP is a Cayman Islands limited partnership of which the beneficial owner is Pacven Walden Management VI Co., Ltd. Its business address is at 2806A Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(13)	Sansar Capital Management, L.L.C. is a Delaware limited liability company. Sansar Family II, L.L.C. is the managing member of Sansar Capital Management, L.L.C. Sanjay Motwani is the managing member of Sansar Family II, L.L.C. This share information is as of January 15, 2008 and is based upon a report on Schedule 13G filed by Sansar Capital Management, L.L.C. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Sansar Capital Management, L.L.C.
(14)	Starry Investments Limited is a Samoan international business company solely owned by Ms. Lili Liu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 4 Zhong Xing Street, Heping District, Shenyang, Liaoning, PRC and Ms. Lili Liu is its sole director.
(15)	W&W International Investments Limited is a British Virgin Islands international business company solely owned by Ms. Lisha Zhang, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, PRC and Ms. Lisha Zhang is its sole director.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Share-based compensation

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plan” for a description of ordinary shares and share options we granted to our directors, officers and other individuals as a group.

Agreements with Epitomics Inc.

The collaboration partner for our development of TNF alpha monoclonal antibody, Epitomics Inc., or Epitomics, is a related party, whose Chief Executive Officer is an immediate family member of our Chief Scientific Officer. The collaboration combines our development capabilities and Epitomics’ approach for generating a large panel of therapeutic leads for the purpose of the identification of best-in-class drug candidates for anti-TNF therapy. Research and development fees of RMB0.6 million (US$0.8 million) were payable to Epitomics as of December 31, 2007. Under the terms of the agreement, Epitomics may receive royalties on any potential future products sold in China.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item18. Financial Statements.”

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

Dividend Policy

Since the incorporation of our company in 1993, we have never declared or paid any cash dividends on our ordinary shares. However, if it is possible that we may declare dividends in the future, we may subject to currency exchange restriction. See “Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our ordinary shares would be declared by and subject to the discretion of our board of directors.

Holders of ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 885754105. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NASDAQ Global Market for our ADSs. The closing price for our ADSs on the NASDAQ Global Market on June 24, 2008 was US$9.55 per ADS. Each of our ADSs represents the right to receive seven shares.

	Closing Price Per ADS
	High	Low
	US$	US$
2007	21.21	8.79
First Quarter (from February 7)	16.79	10.90
Second Quarter	11.59	9.17
Third Quarter	15.00	8.79
Fourth Quarter	21.21	10.02
2008
First Quarter	14.63	7.32
January	14.63	11.14
February	11.87	7.81
March	9.00	7.32
Second Quarter (through June 24, 2008)	10.99	8.61
April	10.84	8.61
May	10.86	9.69
June (through June 24, 2008)	10.99	9.17

Source: Bloomberg

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing seven of our ordinary shares, have been listed on the NASDAQ Global Market of The NASDAQ Stock Market LLC since February 7, 2007 under the symbol “SSRX.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

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

United States Federal Income Tax Considerations for U.S. Persons

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

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ADSs or ordinary shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ADSs or ordinary shares, as well as any tax consequences arising under the laws of any state, local or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia; (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters.

A non-United States corporation, such as the company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets (based on an average of the quarterly values during a taxable year) are classified as assets that either produce passive income or are held for the production of passive income. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we held directly a proportionate share of the other corporation’s assets and received directly a proportionate share of the other corporation’s income. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based upon the composition and valuation of our assets, we do not believe that we were a PFIC for our taxable year ending December 31, 2007. Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2008, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in our initial public offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this annual report or other projects.

Additionally, in estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being classified as a PFIC for the taxable year ending December 31, 2007, the current taxable year, or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend upon, in great measure, the timing of our capital expenditures and the value of our unbooked intangibles. The discussion below under “Distributions on ADSs or Ordinary Shares” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The discussion further below under “Passive Foreign Investment Company” summarizes the PFIC rules that would be applicable to an investment in our ADSs or ordinary shares if we were to be or become classified as a PFIC.

Distributions on ADSs or Ordinary Shares

We do not currently intend to pay dividends in the foreseeable future. Any cash distributions paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. It is expected that our ADSs will be “readily tradable” as a result of being listed on The NASDAQ Stock Market LLC, an established securities market in the United States.

In addition, for dividends to qualify for the reduced rate, you generally must have held the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished. Moreover, a dividend will not qualify for the reduced rate to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

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

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for such withholding taxes, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Dispositions of ADSs or Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ADSs or ordinary shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss.

If you have held the ADSs or ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ADSs or ordinary shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations. Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ADSs or ordinary shares.

Passive Foreign Investment Company

If we are or were to become classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, unless you make a “mark-to-market” election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or ordinary shares, and (ii) any “excess distribution” made by us on ADSs or ordinary shares (generally, any distributions paid to you in respect of ADSs or ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or ordinary shares).

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to distributions made by “qualified foreign corporations” (as discussed above in “Distributions on ADSs or Ordinary Shares”).

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as The NASDAQ Stock Market LLC. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) during each calendar quarter. While the company anticipates that the ADSs will qualify as being “regularly traded” on The NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

Alternatively, if you make an election to treat the company as a “qualified electing fund” (“QEF Election”) you generally will not be subject to the special rules discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information and we currently do not intend to prepare or provide such information.

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

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ADSs or ordinary shares or proceeds on the disposition of ADSs or ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We currently have no short-term or long-term bank loans, but if we incur any such indebtedness in the future, we will be subject to market risks due to fluctuations in interest rates on that debt. Increases in interest rates will increase the cost of new borrowing. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of any such debt instruments.

Foreign Currency Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of Renminbi against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

We are exposed to foreign currency risk primarily as a result of purchases of certain raw materials and equipment from overseas, and export sales. In addition, to the extent that we need to convert U.S. dollars we have received from our initial public offering into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would affect the Renminbi amount we receive from the conversion.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T. CONTROLS	AND PROCEDURES

Evaluation of disclosure controls and procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of the Company’s management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this report. Based on their evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged a third party professional advisor to assist us in evaluating, designing, implementing and testing internal control over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Each of the members of our Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B. CODE	OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executives and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006 and have posted the code on our website www.3sbio.com. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, KPMG, for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2006	2007	2007
	RMB	RMB	US$
	(in thousands)
Audit Fees	1,380	2,338	321
Audit-related Fees	5,250	1,173	161
Tax Fees	55	—	—
Other Fees	—	—	—

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

•	Our audit committee discusses with the external auditors the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures.

•	Our audit committee reviews the external auditor’s compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.    FINANCIAL STATEMENTS

The audited consolidated financial statements and report of independent registered public accounting firm are included in this annual report beginning on page F-1.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2	Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.1	Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2	Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1	Stock Option Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2	Share Transfer Agreement between China Transport Resources Northeast Co., Ltd. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.3	Share Transfer Agreement between Ms. Lisha Zhang and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.4	Share Transfer Agreement between Starry Investment Limited and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.5	Share Transfer Agreement between Shenyang Keweier High Technology Co. Ltd. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.6	Share Transfer Agreement between Montgomery Bio-Medicine, Inc. and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

Exhibit Number	Description of Exhibits
4.7	Share Transfer Agreement between Lan’s Holdings Limited and Collected Mind Limited dated as of July 18, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.8	National Agency Agreement for Tietai between Shenyang Sunshine Pharmaceutical Company Limited and Shenyang Borui Pharmaceutical Co., Ltd dated as of May 1, 2006 and supplementary memo (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.9	Sole Agency Agreement for Baolijin between Shenyang Sunshine Pharmaceutical Company Limited and Chengdu Institute of Biological Products dated as of August 31, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.10	Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Hong Kong Co., Ltd. dated as of March 8, 2006 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.11	Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. dated as of April 12, 2005 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.12	Collaboration Agreement for License and Co-development of anti-TNF alpha monoclonal antibody therapeutics between Shenyang Sunshine Pharmaceutical Company Limited and Epitomics Inc. dated as of March 4, 2006 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.13	Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.14	Equity Transfer Agreement of Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su dated as of September 2, 2006 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.15	Equity Transfer Agreement of Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou dated as of November 10, 2006 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.16	Form of Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.17	Form of Pledge Agreement of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / in Beijing Sunshine Bio-product Sales Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

Exhibit Number	Description of Exhibits
4.18	Form of Voting Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou / Dongmei Su and Shenyang Keweier Advance Technology Co. Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.19	Form of Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Pharmaceutical Company Limited / Beijing Sunshine Bio-product Sales Company Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

8.1	List of subsidiaries of 3SBio Inc. (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBIO INC.

By:	/s/ DR. JING LOU
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3SBio Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 2(b) to the consolidated financial statements.

Hong Kong, China

June 27, 2008

3SBio Inc.

Consolidated balance sheets

at December 31, 2006 and 2007

(RMB and US$ expressed in thousands, except per share data)

		December 31,
	Note	2006	2007	2007
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		25,372	811,026	111,182
Accounts receivable, less allowance for doubtful accounts: December 31, 2006—RMB4,871; December 31, 2007—RMB5,257 (US$721)	3	37,402	55,186	7,565
Inventories	4	8,682	6,882	943
Prepaid expenses and other receivables	5	14,872	12,074	1,655
Structured deposit	6	—	3,527	484
Deferred tax assets	17	2,154	2,335	320

Total current assets		88,482	891,030	122,149

Available-for-sale securities	7	—	15,196	2,083
Property, plant and equipment, net	8	43,142	49,465	6,781
Lease prepayments	9	9,600	9,247	1,268
Non-current deposits	10	—	6,124	840
Income tax receivable		—	556	76
Deferred tax assets	17	1,251	1,857	254

Total assets		142,475	973,475	133,451

LIABILITIES

Current liabilities
Short-term bank loans	11	15,000	—	—
Accounts payable		1,769	1,693	232
Deferred grant income	12	611	374	51
Accrued expenses and other payables	13	16,318	22,626	3,102
Income tax payable		1,167	—	—
Amounts due to related parties	19(b)	4,225	—	—
Other current liabilities		92	67	9

Total current liabilities		39,182	24,760	3,394

Long-term bank loans	11	25,000	—	—
Deferred grant income	12	3,900	3,526	483
Other liabilities		585	848	116

Total liabilities		68,667	29,134	3,993

Commitments and contingencies	23

Minority interests		474	549	75

Shareholders’ equity	14

Share capital—ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 100,000,998 and 152,099,155 shares issued and outstanding as of December 31, 2006 and 2007, respectively		80	122	17
Additional paid-in capital		80,286	917,527	125,782
Accumulated other comprehensive loss		—	(48,338)	(6,627)
(Accumulated deficit)/retained earnings		(7,032)	74,481	10,211

Total shareholders’ equity		73,334	943,792	129,383

Total liabilities and shareholders’ equity		142,475	973,475	133,451

See accompanying notes to the consolidated financial statements.

3SBio Inc.

Consolidated statements of income and comprehensive income

for the years ended December 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands, except per share data)

		Year ended December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Revenues	15	102,013	127,780	180,173	24,700
Cost of revenues	16	(15,497)	(11,598)	(17,427)	(2,389)

Gross profit		86,516	116,182	162,746	22,311

Operating expenses
Research and development costs	16	(3,196)	(6,100)	(11,635)	(1,595)
Sales, marketing and distribution expenses	16	(49,205)	(61,280)	(84,187)	(11,541)
General and administrative expenses	16	(13,956)	(12,269)	(18,379)	(2,520)

Total operating expenses		(66,357)	(79,649)	(114,201)	(15,656)

Operating income		20,159	36,533	48,545	6,655

Other income/(expense), net
Interest income		144	436	36,015	4,937
Interest expense		(5,551)	(4,245)	(825)	(113)
Grant income	12	3,771	3,146	1,067	146
Others		(850)	(192)	205	28

Total other (expense)/income, net		(2,486)	(855)	36,462	4,998

Income before income tax expense and minority interests		17,673	35,678	85,007	11,653
Income tax expense	17	(1,762)	(5,217)	(3,419)	(469)

Income before minority interests		15,911	30,461	81,588	11,184
Minority interests, net of tax		144	28	(75)	(10)

Net income		16,055	30,489	81,513	11,174

Other comprehensive income/ (loss)
Net unrealized gain in available-for- sale securities, net of nil tax		—	—	298	41
Foreign currency translation adjustments, net of nil tax		—	—	(48,636)	(6,668)

Other comprehensive loss		—	—	(48,338)	(6,627)

Comprehensive income		16,055	30,489	33,175	4,547

Net income per share:
—Basic		0.16	0.30	0.56	0.08

—Diluted		0.16	0.30	0.56	0.08

See accompanying notes to the consolidated financial statements.

3SBio Inc.

Consolidated statements of shareholders’ equity

for the years ended December 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands, except per share data)

		Share capital		Registered capital	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	(Accumulated deficit)/ retained earnings	Total shareholders’ equity
	Note	No. of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005		—	—	62,974	15,167	850	—	(54,426)	24,565
Net income		—	—	—	—	—	—	16,055	16,055
Transfer to statutory reserves	14(b)	—	—	—	—	1,416	—	(1,416)	—

Balance as of December 31, 2005		—	—	62,974	15,167	2,266	—	(39,787)	40,620
Capital on incorporation	14(a)	1	—	—	—	—	—	—	—
Effect of reorganization	14(a)	100,000,997	80	(62,974)	62,974	(2,266)	—	2,266	80
Net income		—	—	—	—	—	—	30,489	30,489
Share-based compensation, net of nil tax
—shares granted to executives	18(a)	—	—	—	1,915	—	—	—	1,915
—share options granted to executives	18(b)	—	—	—	230	—	—	—	230

Balance as of December 31, 2006		100,000,998	80	—	80,286	—	—	(7,032)	73,334
Issuance of new shares, net of issuance costs	1(a), 14(a)	52,083,157	42	—	836,246	—	—	—	836,288
Net income		—	—	—	—	—	—	81,513	81,513
Share-based compensation, net of nil tax
—shares granted and issuance of shares to an executive	18(a)	15,000	—	—	52	—	—	—	52
—share options granted to executives	18(b)	—	—	—	943	—	—	—	943

Net unrealized gain in available-for- sale securities, net of nil tax		—	—	—	—	—	298	—	298
Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(48,636)	—	(48,636)

Balance as of December 31, 2007		152,099,155	122	—	917,527	—	(48,338)	74,481	943,792

Balance as of December 31, 2007—US$			17	—	125,782	—	(6,627)	10,211	129,383

See accompanying notes to the consolidated financial statements.

3SBio Inc.

Consolidated statements of cash flows

for the years ended December 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		16,055	30,489	81,513	11,174
Adjustments to reconcile net income to net cash provided by operating activities:
—Loss on disposal of property, plant and equipment		841	187	445	62
—Depreciation of property, plant and equipment	16	7,488	5,500	4,888	670
—Amortization of intangible assets		823	—	—	—
—Amortization of deferred grant Income		(1,050)	(924)	(611)	(84)
—Share-based compensation		—	2,145	995	136
—Minority interests, net of tax		(144)	(28)	75	10
—Unrealized loss on remeasurement of structured deposit to fair value		—	—	10	1
—Foreign currency exchange loss, net		—	—	859	118
—Deferred income taxes, deferred tax charges and deferred credit		1,421	1,297	(549)	(75)

Changes in operating assets and liabilities:
Lease prepayments	9	(9,461)	353	353	48
Accounts receivable, net		5,772	(3,026)	(17,784)	(2,437)
Inventories		2,238	(2,232)	1,800	247
Prepaid expenses and other receivables		1,367	(2,296)	(7,351)	(1,008)
Accounts payable		88	433	(76)	(10)
Accrued expenses and other payables		(480)	5,279	5,918	811
Amount due to a related party		—	(1,423)	—	—
Income tax receivable		—	—	(556)	(76)
Income tax payable		(119)	1,288	(1,167)	(160)

Net cash provided by operating activities		24,839	37,042	68,762	9,427

Cash flow from investing activities
Purchase of property, plant and equipment		(9,151)	(2,671)	(11,697)	(1,603)
Deposit for acquisition of property, plant and equipment		—	—	(5,617)	(770)
Proceeds from disposal of property, plant and equipment		109	37	41	6
Purchase of available-for-sale securities		—	—	(15,681)	(2,150)
Purchase of structured deposit		—	—	(3,537)	(485)
(Advanced to)/repayment from shareholder	19(b)	(202)	19,675	—	—

Net cash (used in)/provided by investing activities		(9,244)	17,041	(36,491)	(5,002)

Cash flow from financing activities
Payment of initial public offering issuance costs	1(a)	—	(9,292)	(77,802)	(10,665)
Gross proceeds from issuance of ordinary shares	1(a)	—	—	923,382	126,584
Principal payments of short-term bank loans		(74,000)	(89,000)	(15,000)	(2,057)
Principal payments of long-term bank loans		—	—	(25,000)	(3,427)
Proceeds from short-term bank loans		64,000	15,000	—	—
Proceeds from long-term bank loans		—	25,000	—	—
Proceeds from/(repayment to) borrowing from a related party		—	3,835	(3,835)	(526)

Net cash (used in)/provided by financing activities		(10,000)	(54,457)	801,745	109,909

Effect of foreign currency exchange rate change on cash		—	—	(48,362)	(6,630)

Net increase/(decrease) in cash and cash equivalents		5,595	(374)	785,654	107,704

Cash and cash equivalents at beginning of year		20,151	25,746	25,372	3,478

Cash and cash equivalents at end of year		25,746	25,372	811,026	111,182

Supplemental disclosure of cash flow information
Cash paid during the year for:
—Income taxes		(460)	(2,632)	(5,691)	(780)
—Interest (net of amount capitalized)		(5,563)	(4,311)	(920)	(126)

See accompanying notes to the consolidated financial statements.

3SBio Inc.

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

On February 7, 2007, the Company’s shares were listed on The Nasdaq Global Market following the completion of the initial public offering (“IPO”) of 7,700,000 American Depositary Shares (“ADSs”), representing 53,900,000 ordinary shares, at a price of US$16 per ADS. Each ADS represents seven ordinary shares of the Company. The offering consisted of 7,187,817 ADSs, representing 50,314,719 ordinary shares, newly issued by the Company and 512,183 ADSs, representing 3,585,281 ordinary shares, sold by the selling shareholders. The Company raised net proceeds of approximately RMB807,954,000 (equivalent to approximately US$104,158,000 at the date of transaction) from the offering.

In March 2007, the underwriters exercised the over-allotment option and the Company issued an additional 252,634 ADSs, representing 1,768,438 ordinary shares, at US$16 per ADS. The selling shareholders also sold an additional 499,506 ADSs, representing 3,496,542 ordinary shares. The Company raised additional net proceeds of approximately RMB28,334,000 (equivalent to approximately US$3,661,000 at the date of transaction) from the exercise of the over-allotment option by the underwriters.

In connection with the IPO, the Company received net proceeds (after deduction of the related issuance costs totalling RMB87,094,000) of RMB836,288,000.

(b) Reorganization

The Company was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was incorporated as part of the reorganization of Shenyang Sunshine Pharmaceutical Company Limited (“Shenyang Sunshine”) and its subsidiaries (the “Reorganization”) in preparation of the Company’s IPO. In connection with the Reorganization, and pursuant to a shareholders’ agreement amongst the existing beneficial shareholders of Shenyang Sunshine, an ultimate beneficial shareholder of Shenyang Sunshine established Collected Mind Limited (“Collected Mind”) in July 2006 in the British Virgin Islands and held the interest in Collected Mind on behalf of all the ultimate beneficial shareholders of Shenyang Sunshine or their nominees, in proportion to their respective effective share ownership in Shenyang Sunshine. Collected Mind acquired all of the equity interest in Shenyang Sunshine in August 2006. Shortly after this acquisition, the Company was established as the ultimate holding company. In September 2006, in consideration of the Company’s issuance of shares to the ultimate beneficial shareholders of Collected Mind or their nominees in proportion to each of their beneficial interest in Collected Mind, the entire

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

1 Principal activities, reorganization and basis of presentation—(Continued)

(b) Reorganization—(Continued)

equity interest in Collected Mind was acquired by the Company. Upon completion of the Reorganization, Collected Mind and the Company became Shenyang Sunshine’s immediate and ultimate holding companies, respectively. The proportionate ownership of the Company immediately after the Reorganization is substantially the same.

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company with registered, issued and paid up capital of 62,974,046 shares of RMB1 each. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC.

Shenyang Sunshine has investments in two variable interest entities (“VIEs”) for which Shenyang Sunshine is the primary beneficiary, namely Liaoning Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) and Beijing Sunshine Bio-Product Sales Company Limited (“Beijing Sunshine”). Liaoning Sunshine and Beijing Sunshine are domestic limited liability companies incorporated in the PRC and are primarily engaged in the distribution of products manufactured by Shenyang Sunshine.

Prior to the Reorganization, Shenyang Sunshine held 90% and 45% equity interests in Liaoning Sunshine and Beijing Sunshine, respectively, with the remaining interests in the two companies held by the former majority shareholder of Shenyang Sunshine, Shenyang Keweier Advanced Technology Co., Ltd. (“Shenyang Keweier”). Prior to the Reorganization, Shenyang Sunshine consolidated both Liaoning Sunshine and Beijing Sunshine since it held a 90% controlling interest in Liaoning Sunshine and it was the primary beneficiary of Beijing Sunshine, which was deemed to be a VIE in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”). FIN 46(R) requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. FIN 46(R) also requires that, for purposes of determining whether an enterprise is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in the same entity held by its related parties as its own interests. Specifically, the total equity investment at risk of Beijing Sunshine is deemed insufficient to fund its activities without additional subordinated financial support from Shenyang Sunshine which is in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine.

In connection with the Reorganization and for purposes of compliance with certain PRC rules and regulations related to the distribution of pharmaceutical products, Shenyang Sunshine transferred its 45% equity interest in Beijing Sunshine to an executive officer in October 2006 and its 90% equity interest in Liaoning Sunshine to a director in November 2006. In December 2006 and January 2007, Shenyang Sunshine entered into certain contractual arrangements with Beijing Sunshine and Liaoning Sunshine, respectively, such that:

•

Shenyang Sunshine is entitled to a majority of the revenues of Beijing Sunshine and Liaoning Sunshine which are derived in the form of technology support, market development and consulting service fees;

•	Shenyang Sunshine is granted an exclusive right to acquire, to the extent permissible under PRC law, the equity interests in Liaoning Sunshine and Beijing Sunshine;

•

the equity holders of Liaoning Sunshine and Beijing Sunshine are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as the equity holders of Liaoning Sunshine and Beijing Sunshine; and

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

1 Principal activities, reorganization and basis of presentation—(Continued)

(b) Reorganization—(Continued)

•	the equity interests in Liaoning Sunshine and Beijing Sunshine are pledged to Shenyang Sunshine to guarantee the obligations of the equity holders under the above contractual arrangements.

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

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(b) Foreign currency transactions

The functional currency of Shenyang Sunshine, Liaoning Sunshine and Beijing Sunshine is Renminbi (“RMB”), whereas the functional currency of the Company is the U.S. dollar (“US$”). The reporting currency of the Group is RMB.

Transactions of Shenyang Sunshine, Liaoning Sunshine and Beijing Sunshine denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded as other income/expenses in the consolidated statements of income and comprehensive income.

Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Income and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company are recorded as a separate component of accumulated other comprehensive income/loss within shareholders’ equity.

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

For the convenience of the readers, certain 2007 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.2946, being the noon buying rate for U.S. dollars in effect on December 31, 2007 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2007 or on any other date.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; realizability of inventories; allowance for uncollectible accounts receivables; valuation allowance for deferred tax assets; and the fair value of share-based compensation. Changes in facts and circumstances may result in revised estimates.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less. None of the Group’s cash is restricted as to withdrawal.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(d) Cash and cash equivalents—(Continued)

As of December 2007, cash and cash equivalents of RMB 95,548,000 (US$ 13,099,000) was held in major financial institutions located in the PRC, and cash and cash equivalents of RMB 715,478,000 (US$ 98,083,000) was held in major financial institutions located in Hong Kong. Further, as of December 31, 2007, the Company’s cash and cash equivalents included U.S. dollar denominated bank deposits of US$ 185,000 (equivalent to RMB 1,350,000), in major institutions located in the PRC, and US$ 97,845,000 (equivalent to RMB 713,740,000), in major financial institutions located in Hong Kong. Management believes that these major financial institutions are of high credit quality.

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

Outstanding account balances are reviewed individually for collectibility. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote. Shenyang Sunshine and its subsidiaries are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, Shenyang Sunshine and its subsidiaries generally record write-offs of doubtful account at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts are written off against the related allowance. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity.

(g) Investment securities

Investment securities consist of debt securities, including structured notes which have been classified as available-for-sale securities and structured deposit.

Available-for-sale debt securities other than structured notes are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, if any, reported as a separate component of accumulated other comprehensive income/loss until realized.

Structured notes for which the Company has determined do not include an embedded derivative are recorded at amortized cost calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flow streams to the initial investment.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(g) Investment securities—(Continued)

Financial instruments for which the Company has determined contain an embedded derivative is classified as structured deposits. Structured deposit that contains embedded derivative that is considered not closely related to the debt security host contract is measured as a single financial instrument at fair value. Any unrealized gains or losses arising from the re-measurement of structured deposits at fair value are recognized in the statements of income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Interest income from debt securities are recognized in other income when earned. Interest income from structure notes are recognized in other income using the retrospective interest method. Under the retrospective interest method, income for the current period is measured as the difference between the amortized cost at the end of the period and the amortized cost at the beginning of the period, plus any cash received during the period.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	5–10 years
Motor vehicles	5 years
Furniture, fixtures and computer equipment	5–10 years

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

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(i) Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 years.

The current portion of lease prepayments represents the amount expected to be recognized as expense within one year from the balance sheet date, which has been included in prepaid expenses and other receivables in the consolidated balance sheets.

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

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by the Group for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

(l) Government grants

An unconditional government grant is recognized in the consolidated statement of income and comprehensive income when the grant becomes receivable. The government grants received by the Group were lump sum payments for which approval is at the sole discretion of the government and are subject to availability of the government funds. The amount and timing of the grants cannot be directly attributable to specific expenditures incurred and the timing of incurrence of such expenditures. As such, grant income is recognized as other income in the consolidated statement of income and comprehensive income rather than as part of the Company’s operating income.

Government grants relating to the acquisition of property, plant and equipment are recognized in the consolidated balance sheet as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(l) Government grants—(Continued)

subsidized capital project. Grants that compensate the Group for expenses incurred on research and development activities are recognized as other income in the consolidated statement of income and comprehensive income upon the later of the award of the grant or in the same period in which the related expenses are incurred.

(m) Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income and comprehensive income as and when the related employee service is provided.

(n) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statement of income and comprehensive income in the period that includes the enactment date.

(o) Advertising and research and development costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses amounted to RMB2,725,000, RMB2,022,000 and RMB3,028,000 (US$415,000) for the years ended December 31, 2005, 2006 and 2007 respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and material costs.

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

(q) Income per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding. For the years ended December 31, 2005 and 2006, basic net income per share is computed by dividing net income by the number of shares outstanding of 100,000,998 as if the Reorganization as described in Note 1(b) had occurred at the beginning of the earliest period presented and such shares had been outstanding for

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(q) Income per share—(Continued)

all periods through the date of the Reorganization. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. There were no potential ordinary shares during the year ended December 31, 2005. As of December 31, 2006 and 2007, there were 15,000 potential ordinary shares and 1,060,000 share options respectively, which were related to nonvested shares and share options granted to executives respectively.

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income per share:
—Net income	16,055	30,489	81,513	11,174

Denominator:
—Basic weighted average Shares	100,000,998	100,000,998	146,646,049	146,646,049
—Effect of dilutive potential shares	—	3,722	68,993	68,993

Diluted weighted average shares	100,000,998	100,004,720	146,715,042	146,715,042

Basic net income per share	0.16	0.30	0.56	0.08

Diluted net income per share	0.16	0.30	0.56	0.08

The diluted net income per share calculation for the year ended December 31, 2006 and 2007 did not include the effect of share options to purchase a total of 1,060,000 and 100,000 ordinary shares, respectively because to do so would have been anti-dilutive.

(r) Share-based payments

SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), requires that all compensation cost related to employee share options or similar equity instruments be measured at the fair value of the award and recognized on a straight-line basis over the requisite service period, which is generally the same as the vesting period. Compensation cost for share options granted is measured based on the estimated grant date fair value using the Black-Scholes option-pricing model.

(s) Segment reporting

The Group uses the management approach in determining its operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of determining the Group’s reportable operating segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

2 Summary of significant accounting policies and practices—(Continued)

(t) Recently issued accounting standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Group is required to adopt SFAS No. 157 beginning on January 1, 2008. The Group is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

FASB Interpretation No. 48 (“FIN 48”)

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective for the Group from January 1, 2007. The adoption of FIN 48 had no impact on the Group’s results of operations and financial position (note 17).

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group is required to adopt SFAS No. 159 beginning on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The Group has determined not to adopt the fair value option for existing eligible items as of January 1, 2008.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, the new standard will result in the presentation of the what are currently considered minority interests to be classified as equity. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Group is in the process of evaluating the impact SFAS No. 160 will have on the Group’s consolidated financial statements upon adoption.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

3 Accounts receivable, net

Accounts receivable consist of the following:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Accounts receivable	37,891	46,871	6,425
Bills receivable	4,382	13,572	1,861

	42,273	60,443	8,286
Less: Allowance for doubtful accounts	(4,871)	(5,257)	(721)

	37,402	55,186	7,565

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	5,586	5,892	4,871	668
Charged/(credited) to income	919	(294)	386	53
Written off against accounts receivable	(613)	(727)	—	—

Balance at end of year	5,892	4,871	5,257	721

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are normally due within 60 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

4 Inventories

Inventories consist of the following:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Raw materials	1,629	1,145	157
Work-in-progress	5,393	3,767	516
Finished goods	1,132	1,374	188
Consumables and packaging materials	528	596	82

	8,682	6,882	943

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

5 Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Prepayments and other deposits	2,929	1,549	212
Expenses incurred in connection with the initial public offering of securities of the Company	9,292	—	—
Other receivables	2,651	10,525	1,443

	14,872	12,074	1,655

Prepayments as of December 31, 2006 and 2007 include an amount of RMB353,000 and RMB353,000 (US$48,000) respectively, representing the current portion of lease prepayments of the Group (note 9).

Other receivables mainly include staff advances and other miscellaneous receivables.

6 Structured deposit

During the year ended December 31, 2007, the Group acquired zero coupon equity-linked notes (“ELNs”) issued by a financial institution which mature in June 2008. The ELNs include an embedded derivative with the characteristics similar to a written-put option of shares, which entitles the Group to a higher fixed rate of return from the deposit but in return would require the Group to purchase the share of an entity listed in the Hong Kong Stock Exchange at a pre-determined price in the event the market price is lower than the pre-determined price of the share at maturity date. The embedded derivative is considered not closely related to the host contract. The Company has elected to measure the ELNs as a single financial instrument, rather than as a debt security host and separate derivative instrument. Accordingly, the ELNs are stated at fair value with remeasurements to fair value recognized as other income/loss. Unrealized loss of RMB10,000 (US$1,000) has been charged to income for the year ended December 31, 2007.

7 Available-for-sale securities

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Corporate debt securities	—	11,688	1,602
Structured notes	—	3,508	481

	—	15,196	2,083

Corporate debt securities are interest-bearing at 5-6% per annum and are listed outside the PRC. The amount will mature and be repayable from 2010 to 2017. Structured notes represent callable range accrual notes issued by a financial institution at par which have a ten-year term and carry interest at 7%, if the market interest rate, 3-month US$ LIBOR, is lower than 7%. The interest rate will be nil if the 3-month US$ LIBOR is higher than 7%. Interest income is measured and paid quarterly. The issuer of the structured notes has an option to redeem the structured notes at par at the end of each quarter through the maturity date of the notes. The embedded derivative included in the structured notes is considered clearly and closely related to the debt host and as such the structure notes are measured at amortized cost with interest income being recognized using the retrospective interest method.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

7 Available-for-sale securities—(Continued)

The fair value of corporate debt securities is based on quoted market prices at the reporting date.

Unrealized holding gains of corporate debt securities totaling RMB298,000 (US$41,000) were recognized in accumulated other comprehensive income as of December 31, 2007.

Maturities of corporate debt securities and structured notes classified as available-for-sale were as follows at December 31, 2007:

	RMB’000	US$’000
Due after one year through five years	3,125	428
Due after five years through ten years	12,071	1,655

	15,196	2,083

8 Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Buildings	43,909	43,919	6,021
Plant and machinery	25,472	26,888	3,686
Motor vehicles	4,879	5,110	700
Furniture, fixtures and computer equipment	22,499	24,269	3,327
Construction-in-progress	855	5,346	733

	97,614	105,532	14,467
Less: Accumulated depreciation	(54,472)	(56,067)	(7,686)

	43,142	49,465	6,781

All of the Group’s buildings are located in the PRC. As of December 31, 2006 and 2007, property, plant and equipment with carrying value totaling RMB26,785,000 and RMBNil (US$Nil) respectively were pledged to banks as collateral for bank loans of RMB30,000,000 and RMBNil (US$Nil) respectively (note 11).

9 Lease prepayments

The balance represents the land use rights of the Group and analyzed as follows:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Non-current portion	9,600	9,247	1,268
Current portion—amount to be expensed next year (note 5)	353	353	48

	9,953	9,600	1,316

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

9 Lease prepayments—(Continued)

In 2005, the Group paid RMB9,924,000 for land use rights in respect of a piece of land located beside the land on which the existing plant of the Group was constructed. It is planned that a new plant will be constructed on the newly acquired land to expand the production capacity of the Group.

As of December 31, 2006 and 2007, the prepaid land use rights were pledged to banks as collateral for bank loans of RMB5,000,000 and RMBNil (US$Nil), respectively (note 11).

Land lease expense for the years ended December 31, 2005, 2006 and 2007 were RMB132,000, RMB353,000 and RMB353,000 (US$48,000) respectively.

10 Non-current deposits

Included in non-current deposits as of December 31, 2007 are deposits for the acquisition of property, plant and equipment of RMB5,471,000 (US$750,000) and other deposits which are not expected to be utilized or recovered within 1 year.

11 Bank loans

		December 31,
Lender	Note	2006	2007	2007
		RMB’000	RMB’000	US$’000
Short-term loans
Bank of China Co., Ltd	(a)	5,000	—	—
China Citic Bank	(b)	10,000	—	—

		15,000	—	—
Long-term loans
Bank of China Co., Ltd	(c)	20,000	—	—
Bank of China Co., Ltd	(d)	5,000	—	—

		40,000	—	—

During the year ended December 31, 2006, the Group entered into various loan agreements with commercial banks with terms ranging from nine months to one and a half years to finance its working capital. None of the loan agreements required the Group to comply with financial covenants. All the loans bore fixed interest rates except for the long-term loans as of December 31, 2006, which bore a floating interest rate at 110% of PBOC’s base lending rate per annum and re-price annually. All the bank loans were repaid during the year ended December 31, 2007.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

11 Bank loans—(Continued)

Details of each of the bank loans as of December 31, 2006 were as follows:

	Interest rate	Interest expense for the year ended December 31,
Loan period		2006	2007	2007
	%	RMB’000	RMB’000	US$’000
(a) April 21, 2006 to April 20, 2007	6.138	216	—	—
(b) April 27, 2006 to January 31, 2007	6.138	421	—	—
(c) September 22, 2006 to March 22, 2008	6.930	386	—	—
(d) September 30, 2006 to March 29, 2008	6.930	90	—	—

		1,113	—	—
Interest expense on bank loans repaid during the years ended December 31, 2006 and 2007, respectively		3,499	1,240	170
Interest capitalized		(367)	(415)	(57)

Interest expense for the year		4,245	825	113

Bank loans outstanding, which were all denominated in RMB, were collateralized or guaranteed as follows:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Collateralized	35,000	—	—
Guaranteed by a related party (note 19(a))	5,000	—	—

	40,000	—	—

12 Deferred grant income

Deferred grant income represents the unamortized amount of the government grant approved by the State Development Planning Committee of the PRC in August 1999, totaling RMB15,000,000 for the purchase of plant and equipment costing a total of RMB45,029,000. The grant income is amortized on a straight-line basis over the weighted average expected useful life of the plant and equipment acquired.

Unamortized deferred grant income as of December 31, 2007 is expected to be amortized as follows:

	RMB’000	US$’000
2008	374	51
2009	374	51
2010	374	51
2011	374	51
2012 and thereafter	2,404	330

	3,900	534

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

13 Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Receipts in advance from customers	47	198	27
VAT payable	2,931	3,208	440
Accrued salaries, bonus and welfare expenses	2,164	7,146	980
Accrued selling and marketing expenses	6,983	7,439	1,020
Other accrued expenses	4,193	4,635	635

	16,318	22,626	3,102

Other accrued expenses mainly include accrued professional fees, payables for purchase of plant and equipment and miscellaneous deposits received.

14 Shareholders’ equity

(a) Share capital

Prior to the Reorganization, the registered capital of Shenyang Sunshine was RMB62,974,000.

On August 9, 2006, the Company issued 1 ordinary share at par value of US$1 upon incorporation and had an authorized share capital of 50,000 ordinary shares at par value of US$1 each. Pursuant to an ordinary resolution passed on September 5, 2006, the authorized share capital of US$50,000 was divided into 500,000,000 ordinary shares at par value of US$0.0001 each and accordingly, the issued share capital of US$1 was divided into 10,000 ordinary shares at par value of US$0.0001. In connection with the Reorganization described in note 1(b), on September 5, 2006, the Company issued 99,990,998 ordinary shares at par on a pro-rata basis to the ultimate beneficial shareholders of Collected Mind or their nominees as consideration for the acquisition of Collected Mind. The issue of the 99,990,998 ordinary shares at par resulted in a capital contribution of approximately RMB80,000 by the shareholders.

During the year ended December 31, 2007 the Company issued 52,083,157 new ordinary shares in connection with the IPO (note 1(a)).

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. During the year ended December 31, 2007, 15,000 ordinary shares were issued to the executive when the granted shares were vested on July 31, 2007 (note 18(a)).

(b) Statutory reserves

Shenyang Sunshine and its subsidiaries are required under PRC rules and regulations and their respective articles of association to make appropriations from retained earnings to statutory reserves. Such appropriations are approved by the respective boards of directors.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

14 Shareholders’ equity—(Continued)

(b) Statutory reserves—(Continued)

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

No transfer was made for the year ended December 31, 2005, 2006 and 2007 by Shenyang Sunshine’s subsidiaries as they had accumulated losses in the local statutory financial statements, prepared in accordance with PRC GAAP, as of December 31, 2005, 2006 and 2007. Transfers of RMB1,416,000, RMB1,751,000 and RMB3,962,000 (US$543,000) have been made to the reserves by Shenyang Sunshine for the years ended December 31, 2005, 2006 and 2007, respectively. As the requirement to transfer net profit to the statutory reserves applies only to Shenyang Sunshine and its subsidiaries but not the Company, statutory reserves of Shenyang Sunshine have been reclassified and included in accumulated deficit or retained earnings upon the Reorganization described in note 1(b).

The accumulated balances of these statutory reserves maintained by the Company’s PRC subsidiaries as of December 31, 2006 and 2007 were RMB4,017,000 and RMB7,979,000 (US$1,094,000) respectively.

In accordance with PRC rules and regulations, effective from April 1, 2006, the statutory public welfare fund is transferred to statutory surplus reserve in the local statutory financial statements.

15 Revenues

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

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

15 Revenues—(Continued)

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Domestic sales:
—EPIAO	84,804	98,836	121,220	16,618
—TPIAO	2,795	16,056	43,074	5,905
—Intefen	6,827	4,995	4,123	565
—Inleusin	1,606	1,132	1,027	141
Export sales	4,990	5,878	6,784	930
Others	991	883	3,945	541

	102,013	127,780	180,173	24,700

16 Depreciation

Depreciation of property, plant and equipment is included in the following captions:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	4,832	3,431	2,350	322
Research and development costs	342	283	299	41
Sales, marketing and distribution expenses	124	160	146	20
General and administrative expenses	2,190	1,626	2,093	287

	7,488	5,500	4,888	670

17 Income tax expense

Cayman Islands Tax

Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.

PRC Tax

Shenyang Sunshine, being a foreign-invested manufacturing enterprise in the Shenyang Economic and Technology Development Zone in Liaoning Province, the PRC, has been granted a preferential tax treatment by the State Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shenyang Sunshine’s profit has been taxed at a rate of 15%. In 2005, Shenyang Sunshine obtained the recognition as a “foreign-invested advanced technology enterprise”, pursuant to which Shenyang Sunshine is granted a further 50% tax relief (subject to a minimum tax rate of 10%) for 2005. As a result, the applicable tax rate for 2005 was 10% while the tax rate for 2006 and 2007 was 15%.

Liaoning Sunshine and Beijing Sunshine, which are engaged in the distribution of pharmaceutical products, were subject to a tax rate of 33% for the years ended December 31, 2005, 2006 and 2007.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

17 Income tax expense—(Continued)

PRC Tax—(Continued)

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“the new tax law”) which will take effect on January 1, 2008. Further, on December 6, 2007, the State Council released the Implementation Rules to the Corporate Income Tax Law (“the implementation rules”). According to the new tax law, from January 1, 2008 the applicable corporate income tax rates for enterprises in the PRC will be reduced from 33% to 25%. Under the new tax law being effective from January 1, 2008 and in accordance with “Notification of the State Council on Carrying out the Transitional Preferential Policies concerning Corporate Income Tax” (Guo Fa [2007] No.39) issued by the State Council on December 26, 2007, an entity established before March 16, 2007 that was entitled to preferential tax treatment prior to the new tax law will be subject to a transitional tax rate beginning in period 2008 (“Transitional Tax Rate”) before the new corporate income tax rate of 25% applies. The Transitional Tax Rate is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards respectively.

On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued “the Administrative Measures for Recognition of New and Advanced Technology Enterprises” which provides the new recognition criteria and procedures for an “encouraged” high-tech enterprise to be entitled to a reduced corporate income tax rate of 15%. It is uncertain Shenyang Sunshine could qualify as a new and advanced technology enterprise, and the income tax rate for Shenyang Sunshine is expected to increase to the standard rate of 25% over a 5-year transition period effective from January 1, 2008 as stated above.

The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable. The deferred tax assets of Shenyang Sunshine are measured using enacted tax rates expected to apply to taxable income, based on the Transitional Tax Rate, in the years in which those temporary differences are expected to be recovered or settled. Liaoning Sunshine and Beijing Sunshine are expected to be subject to a reduced income tax rate of 25% commencing from January 1, 2008. The reduction in the applicable tax rates for Liaoning Sunshine and Beijing Sunshine from 33% to 25% is expected to have no net impact on the Group’s deferred tax assets as full valuation allowance has been made against the balance of net deferred tax assets.

Income tax expense/(benefit) represents PRC income tax as follows:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2005	341	1,421	1,762

Year ended December 31, 2006	3,920	1,297	5,217

Year ended December 31, 2007	3,968	(549)	3,419

Year ended December 31, 2007 (US$’000)	544	(75)	469

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

17 Income tax expense—(Continued)

PRC Tax—(Continued)

Income tax expense reported in the consolidated statements of income and comprehensive income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of Shenyang Sunshine, which is the primary operating entity of the Group) for the following reasons:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Income before income tax expense	17,673	35,678	85,007	11,653

Computed “expected” tax expense (note)	2,651	5,352	12,751	1,748
Non-deductible entertainment expenses	—	239	24	3
Non-deductible share-based compensation expenses	—	322	—	—
Other non-deductible expenses	77	—	106	15
Non-taxable income	(566)	(139)	(92)	(13)
Tax rate differential of other entities—overseas	—	—	(4,700)	(645)
—the PRC	(221)	142	121	17
Tax holiday	(244)	—	—	—
Change in valuation allowance on deferred tax assets	436	(282)	(234)	(32)
Tax credit from direct reinvestment	—	—	(2,739)	(375)
Tax concession for research and development expenses	(225)	(454)	(802)	(110)
Tax credit for purchase of domestic equipment	(145)	—	(349)	(48)
Effect of change in tax rate on deferred tax assets	—	—	(756)	(103)
Others	(1)	37	89	12

Actual income tax expense	1,762	5,217	3,419	469

Note: The PRC income tax rate of 15% has been used since substantially all of the Group’s operations and taxable income are generated by Shenyang Sunshine in the PRC.

The tax effect of the tax holiday in 2005 has no significant impact on net income per share for the year ended December 31, 2005.

As of December 31, 2007, the Group has unused tax losses of RMB2,076,000 (US$285,000). The tax losses will expire as follows if unutilized:

	RMB’000	US$’000
2008	1,473	202
2009	83	11
2010	—	—
2011	—	—
2012	520	72

	2,076	285

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

17 Income tax expense—(Continued)

PRC Tax—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Property, plant and equipment	413	589	81
Accounts receivable	1,109	970	133
Inventories	240	172	24
Accrued expenses	1,423	2,071	283
Deferred grant income	677	915	125
Deferral of research and development costs for tax purposes	723	509	70
Tax losses carryforward	1,201	519	71

	5,786	5,745	787
Less: Valuation allowance	(2,381)	(1,553)	(213)

Deferred tax assets	3,405	4,192	574

Represented by:
Current portion	2,154	2,335	320
Non-current portion	1,251	1,857	254

	3,405	4,192	574

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	2,227	2,663	2,381	326
Charged/ (credited) to income	436	(282)	(234)	(32)
Tax losses expired during the year	—	—	(191)	(26)
Change in tax rate	—	—	(403)	(55)

Balance at end of year	2,663	2,381	1,553	213

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowance of RMB2,381,000 and RMB1,553,000 (US$213,000) as of December 31, 2006 and 2007 respectively. Full valuation allowance is provided for loss making subsidiaries of the Company since it is more likely than not that the net deferred tax assets would not be realized. Management believes that the deferred

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

17 Income tax expense—(Continued)

PRC Tax—(Continued)

tax asset, less valuation allowance made, as of December 31, 2006 and 2007 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

In June 2006, the FASB issued FIN 48, which, among other things, requires the application of a “more likely than not” threshold to the recognition and derecognizing of tax positions. Effective January 1, 2007, the Group adopted FIN 48. As of the date of the adoption of FIN 48, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income. No interest or penalties have been accrued at the date of adoption. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years from 2005 to 2007 if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years from 2003 to 2007 under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years from 1998 to 2007. There is no statute of limitation in the case of tax evasion.

18 Share-based compensation

(a) Shares granted to executives

On June 1, 2006, Shenyang Keweier committed to grant shares of the Company to a director and a senior executive of the Company as compensation for their on-going services rendered to the Company. The Company’s intent is to provide compensation to each grantee in a predetermined amount based on US$277,778 per award to be paid in the form of the Company’s shares. The shares vest upon the earlier of (1) 18 months from June 1, 2006 or (2) on the date of the Company’s IPO. Should the date of the IPO fall within 18 months from June 1, 2006, the number of vested shares to be granted to each of the grantees would be calculated by dividing a predetermined monetary amount of US$277,778 by the fair value per share on the IPO date. The number of vested shares to be granted was calculated based on a revised monetary amount that was adjusted proportionately to reflect the excess of the market capitalization at the IPO date of the Company over US$222 million. In the event that the IPO did not occur within 18 months from June 1, 2006, a total number of 312,504 vested shares of the Company would be granted. Subsequent to the Reorganization described in Note 1(b), the ultimate shareholders of Shenyang Keweier hold shares of the Company via Achieve Well International Limited (“Achieve Well”), and Achieve Well transferred shares of the Company to the director and executive upon vesting.

In accordance with SFAS No.123R, since the share awards contained vesting and exercisability conditions other than those based on service, performance or market criteria, the awards were classified as a liability and were initially measured at the estimated fair value of the shares expected to vest at the grant date and were subject to remeasurement at each reporting date.

On October 15, 2006, the stock awards were modified and settled, with Achieve Well granting an aggregate of 312,504 fully vested ordinary shares of the Company to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. The fair value of the modified awards as of the settlement date of approximately RMB1,877,000 (US$241,000) was charged to the consolidated statement of

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

18 Share-based compensation—(Continued)

(a) Shares granted to executives—(Continued)

income and comprehensive income for the year ended December 31, 2006 with a corresponding increase in additional paid-in capital. The fair value of the awards as of the settlement date was estimated based on the transaction price of a recent private sale of shares by a shareholder of the Company to unrelated third parties.

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. The fair value of the shares at grant date was RMB90,000. The shares vested on July 31, 2007 and were issued to the employee during the year. The Company recognized compensation expense of RMB38,000 and RMB52,000 (US$7,000), respectively, for the years ended December 31, 2006 and 2007 in respect of these shares.

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

On October 1, 2006, the Company granted several directors and employees options (“October 2006 options”) to purchase a total of 1,060,000 ordinary shares of the Company at an exercise price of US$1.60 per share. The vesting dates of the options granted are as follows:

Vesting date	Number of options
August 1, 2007	15,000
September 30, 2007	333,333
December 31, 2007	45,000
September 30, 2008	333,333
September 30, 2009	333,334

1,060,000

All the above options granted are exercisable by the grantees upon vesting and will expire on October 1, 2009.

On July 23, 2007, the Company granted options to a senior executive (“July 2007 options”) for the purchase of a total of 100,000 ordinary shares of the Company at an exercise price of US$1.60 per share. The July 2007 options become exercisable on May 31, 2008 and expire on June 1, 2010.

No options were exercised or forfeited during the year ended December 31, 2007.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

18 Share-based compensation—(Continued)

(b) Share options granted to executives—(Continued)

Share option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance at January 1 and December 31, 2005	—	—
Granted	1,060,000	1.60

Balance at December 31, 2006	1,060,000	1.60
Granted	100,000	1.60

Balance at December 31, 2007	1,160,000	1.60	1.80	610,000

Exercisable at December 31, 2007	393,333	1.60	1.70	207,000

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2007 and the exercise price.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model based on the following assumptions:

Fair value of shares on grant date	October 2006 options	July 2007 options
	RMB6 per share	US$1.50 per share
Expected volatility	62%	55%
Expected dividends	0%	0%
Expected term (in years)	3	3
Risk-free rate	4.6%	5.0%

Up to the date of grant of the October 2006 options, the Company’s shares were not publicly traded and did not have a quoted market price. As a result, for the purpose of share option valuation, the fair value of the Company’s shares was estimated based on the transaction price of a recent private placement of shares by a shareholder of the Company with unrelated third parties valued at RMB6 per share.

For the July 2007 options and the purpose of share option valuation, the fair value of the Company’s shares was estimated based on the quoted market price of the Company’s ADSs listed on The Nasdaq Global Market at the grant date.

The historical volatility of the Company’s shares and volatility of a combination of peer companies of similar nature and size were used to estimate the volatility of the Company’s shares. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

18 Share-based compensation—(Continued)

(b) Share options granted to executives—(Continued)

All the share options granted during the years ended December 31, 2006 and 2007 were outstanding as of December 31, 2007, with a weighted-average remaining contractual term of 1.8 years. The grant-date fair values of options granted during the years ended December 31, 2006 and 2007 were RMB1,606,000 and RMB346,000 (US$47,000), respectively.

The Company recognized share-based compensation expenses of RMB230,000 and RMB943,000 (US$129,000), respectively for the years ended December 31, 2006 and 2007 for share options granted, with a corresponding increase in additional paid-in capital. As of December 31, 2006 and 2007, total unrecognized compensation cost related to unvested share options amounted to RMB1,376,000 and RMB779,000 (US$107,000), which is expected to be recognized over a weighted-average period of 1.7 and 1.0 years respectively.

19 Related party transactions

Name of party	Relationship
China Transport Resources Northeast Co., Ltd. (“China Transport”)	Shareholder (6.67%) of Shenyang Sunshine prior to the Reorganization

Shenyang Keweier	Majority shareholder (50.88%) of Shenyang Sunshine prior to the Reorganization; under common control with the Company

Dr. Jing Lou	Chief executive officer and shareholder (4.86%) of the Company

Epitomics Inc.	Chief executive officer of Epitomics Inc. is an immediate family member of chief executive officer of the Company

(a) The principal related party transactions are as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Bank loans guaranteed by China Transport (note (i))	34,000	5,000	—	—
Bank loans of China Transport guaranteed by Shenyang Sunshine (note (i))	37,200	10,000	—	—
Purchase of motor vehicles (note (ii))	800	—	—	—
Research and development costs to Epitomics Inc. (note (iii))	—	390	589	81

Notes:

(i)	As of December 31, 2005 and 2006, bank loans of the Group totaling RMB34,000,000 and RMB5,000,000 respectively, were guaranteed by China Transport.

In return, Shenyang Sunshine guaranteed bank loans of China Transport totaling RMB37,200,000 and RMB10,000,000 as of December 31, 2005 and 2006 respectively. The guarantees cover the repayment of loan principal and the related interest payments. If China Transport defaults on debt payments, Shenyang Sunshine is required to perform under the guarantee. No amounts have been accrued for any estimated obligations under the guarantees, as it is probable that China Transport will be able to make all scheduled payments.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

19	Related party transactions—(Continued)

(a) The principal related party transactions are as follows:—(Continued)

(ii)	During the year ended December 31, 2005, the Group paid RMB800,000 to Shenyang Keweier for the purchase of motor vehicles.

(iii)	During the year ended December 31, 2006, the Group signed an agreement with Epitomics Inc. for research and development of a product candidate. Research and development fees totaling RMB390,000 and RMB589,000 (US$81,000) were incurred during the year ended December 31, 2006 and 2007, respectively. In addition, the Group is required to pay a royalty determined based on a percentage of sales derived from the future sales of such product. Sales of the product have not yet commenced as of December 31, 2007.

(b) Amounts due from and due to related parties are as follows:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Due to Dr. Jing Lou (note (i))	3,835	—	—

Due to Epitomics Inc. (note (ii))	390	—	—

Notes:

(i)	The balance represents cash advances from Dr. Jing Lou, which were unsecured, interest-free and repayable on demand and settled in 2007.

(ii)	The balance represents research and development costs payable to Epitomics Inc. The amount was subsequently settled in 2007.

20 Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,224,000, RMB1,330,000 and RMB1,475,000 (US$202,000) for the years ended December 31, 2005, 2006 and 2007 respectively, was charged to expense in the consolidated statements of income and comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

21 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of bank loans approximates their fair values based on the borrowing rates currently available for bank loans with similar terms and maturities.

3SBio Inc.

Notes to the consolidated financial statements—(Continued)

(Expressed in RMB and US$)

22 Business and credit concentrations

Almost all of the Group’s customers are located in the PRC. The following are sales to customers that individually comprise 10% or more of gross revenue:

	Year ended December 31,
	2005		2006		2007		2007
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	13,333	13	15,212	12	17,931	10	2,458	10

The gross accounts receivable due from major customers representing more than 10% of the outstanding accounts receivable as of December 31, 2006 were as follows:

December 31, 2006
RMB’000%
Sinopharm Medicine Holding Guangzhou Co., Ltd.	4,047	11

No individual customer made up 10% or more of the outstanding accounts receivable as of December 31, 2007.

23 Commitments and contingencies

(a) Operating lease commitments

The Group leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease (note 9). The Group also leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year. None of the leases includes contingent rentals.

For the years ended December 31, 2005, 2006 and 2007, total rental expenses for operating leases, including land lease expense, were RMB1,352,000, RMB1,783,000 and RMB1,837,000 (US$252,000), respectively.

(b) Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2006 and 2007 were RMB320,000 and RMB2,755,000 (US$378,000) respectively.

(c) Guarantees

As disclosed in note 11, certain bank loans of the Group as of December 31, 2006 were guaranteed by a related party. In return, Shenyang Sunshine guaranteed bank loans drawn by the same related party as follows:

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
Bank loans of China Transport guaranteed by Shenyang Sunshine (note 19(a))	10,000	—	—

The guarantees cover the repayment of loan principals and related interest payments. If the guaranteed party defaults on debt payments, Shenyang Sunshine was required to perform under the guarantees. The estimated fair value of the Group’s guarantee commitment was not material.