Form 20-F
period 2008-12-31
3SBio Inc.
filed 2009-04-21
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Bo Tan, Chief Financial officer

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

Telephone (China): 86.24.2581.1820

Email: tanbo@3sbio.com

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

150,575,955 ordinary shares, par value US$0.0001, as of December 31, 2008

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

Large accelerated filer  ☐    Accelerated filer  ☒

Non-accelerated filer  ☐

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

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2008

INTRODUCTION

Conventions

In this annual report on form 20-F, unless otherwise indicated:

•

Heading, titles, or numbering, or presentation aids of similar nature, other than required captions and numbering applicable to each Item provided on Form 20-F, are only for convenience of reference, for the benefit of readers, and shall be with no substance;.

•	the term “our company,” “the Company”, “we,” “us,” or “our,” or any like terms, refer to 3SBio Inc. and its subsidiaries;

•	“share(s)”or “ordinary share(s)” refer to our ordinary share(s), with par value US$0.0001 per share;

•	“ADS(s)” refer to our American depositary share(s), each of which represents seven ordinary shares;

•	“ADR(s)” refer to our American depositary receipt(s) that evidence our ADSs;

•	references to “China” or “PRC” are to the People’s Republic of China, excluding for the purposes of this annual report Hong Kong, Taiwan and Macau;

•	references to “province(s)” of China are to one or more, as applicable, of the provinces and provincial-level municipalities and autonomous regions of China;

•	all references to “RMB” or “Renminbi” are to the legal currency of China;

•	all references to “U.S. dollars”, “USD” or “US$” are to the legal currency of the United States of America;

•	“U.S. GAAP” refer to the generally accepted accounting principles in the United States of America;

•	“SFDA” refers to the State Food and Drug Administration of PRC.

Cautionary Statement concerning Forward Looking Statements:

Statutory Safe Harbor

This annual report on Form 20–F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws.

What are Forward-looking Statements

Certain statements, other than statements of historical facts, included or incorporated by reference in this report, may address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, including, but not limited to, such things as the growth of our business and operations, our business strategy, competitive strengths, goals, plans, and future capital expenditure. Such statements may be considered forward-looking statements. References to future successes of our company are usually forward-looking statements. Forward-looking statements include information about possible or assumed future financial condition and results of operations of the Company.

Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements usually are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it.

Subject to Risks, Uncertainties, and Assumptions

Numerous risks and uncertainties attend or impact on the matters addressed by forward-looking statements, any of which could negatively and materially affect our operation results, performance or financial conditions. Therefore you should not place undue reliance on forward-looking statements.

Our actual operation results, performance or financial conditions could differ materially from those contained in forward-looking statements due to a number of factors, including: competition from other domestic and foreign pharmaceutical companies; our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products; the expected market growth for pharmaceutical products in China; market acceptance of our products and hospital or patient demand for our products; our ability to improve and expand our production, sales and distribution network and other aspects of our operations; our ability to diversify our product portfolio; with regard to TPIAO and our proprietary product candidates, our ability to effectively protect our intellectual property; our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

We describe in this report some of these risks and uncertainties in greater detail under “Item 3 Key Information—Risk Factors”. Important information regarding risks and uncertainties may also appear elsewhere in this annual report, including but not limited to “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information,” the Company’s consolidated financial statements referenced in “Item 8. Financial Information,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and, therefore, also the forward-looking statements based on these assumptions, could prove to be inaccurate or incomplete.

In light of the significant risks and uncertainties inherent in the forward-looking statements that are included or incorporated by reference in this report, our inclusion or incorporation of such information is not a representation by us or any other person that any possibility, estimation, particular course of action, or prediction will come to fruition or materialize, or our objectives and plans will be achieved.

We urge you to consider and evaluate all forward-looking statements always in light of possible risks, uncertainties, and limitations.

Date of Relevance; No Update

Our forward-looking statements speak only as of the date made, and, for those contained in this annual report, only as of the date of this annual report. We will not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in very limited circumstance where the securities laws require us to do so.

Applicable to other Disclosures

From time to time, oral or written forward-looking statements may also be included in other materials of the Company released to the public, including, but not limited to, other SEC filings, news releases, discussions at earnings calls, investor presentations, and website information. All the discussions under this heading “Cautionary Statement concerning Forward Looking” apply to such other oral or written forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements for such periods, all included elsewhere in this annual report except for the balance sheet at December 31, 2006. The selected consolidated financial data presented below for the years ended December 31, 2004 and 2005, and the balance sheet date as of December 31, 2006 are derived from our audited consolidated financial statements for such periods, not included in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income Data:
Revenues(1):	77,248	102,013	127,780	180,173	243,245	35,653

Cost of revenues	(15,027)	(15,497)	(11,598)	(17,427)	(21,741)	(3,187)

Gross profit	62,221	86,516	116,182	162,746	221,504	32,466

Total operating expenses	(56,061)	(66,357)	(79,649)	(114,201)	(173,713)	(25,462)

Operating income	6,160	20,159	36,533	48,545	47,791	7,004

Total other income/(expense), net	494	(2,486)	(855)	36,462	2,851	418

Income before income tax expense and minority interests	6,654	17,673	35,678	85,007	50,642	7,422

Net income	6610	16,055	30,489	81,513	39,542	5,795

Diluted weighted average number of shares outstanding	10,000,998	100,000,998	100,004,720	146,715,042	151,712,749	151,712,749

Net income per ADS, basic and diluted	0.46	1.12	2.13	3.89	1.82	0.27

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash & cash equivalents and time deposits	20,151	25,746	25,372	811,026	733,046	107,445
Working capital(2)	11,851	(8,239)	49,300	866,270	795,713	116,630
Total assets	146,249	150,561	142,475	973,475	952,918	139,672
Short-term bank loans	69,000	89,000	15,000	—	—	—
Long-term bank loans	30,000	—	25,000	—	—	—
Total liabilities	121,038	109,439	68,667	29,134	32,523	4,767
Minority interests	646	502	474	549	—	—
Total shareholders’ equity	24,565	40,620	73,334	943,792	920,395	134,905

Cash Flow Data:
Net Cash provided by/(used in) operating activities	7,192	24,839	37,042	68,762	60,468	8,863
Net Cash provided by/(used in) investing activities	2,268	(9,244)	17,041	(36,491)	(368,889)	(54,070)
Net Cash provided by/(used in) financing activities	—	(10,000)	(54,457)	801,745	(14,467)	(2,120)

(1)	Revenues consist of the invoiced value of goods sold, net of value-added taxes, or VAT, discretionary sales returns, trade discounts and allowances.
(2)	Working capital is calculated as current assets minus current liabilities.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenues and operating expenses are denominated in Renminbi. However, for the convenience of the readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using a current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB6.8225 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008, the last business day in year 2008.

The following table sets forth, as of latest practicable date and for the periods indicated, the noon buying rate for U.S. dollars in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period End	Average(1)	High	Low

	(RMB per US$1.00)
Period
2004	8.2765	8.2768	8.2765	8.2774
2005	8.0702	8.194	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
December	6.8225	6.8539	6.8225	6.8842

2009

January	6.8392	6.8360	6.8225	6.8403

February	6.8395	6.8362	6.8241	6.8470

March	6.8329	6.8360	6.8438	6.8240

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated from the daily rates during the relevant period.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully all of the information in this annual report, including the risks described below. If any risk disclosed below or elsewhere in this annual report actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADS, could decline and you might lose all or part of your investment. Some information in this Item 3 D may be a summary of more detailed discussions contained elsewhere in this annual report.

3.D.1 Risks Related To Our Company

We are currently dependent on our flagship product, EPIAO. A reduction in revenues of EPIAO would cause our total revenues to decline and could materially harm our business.

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 77.3%, 67.3% and 63.5% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We have continued our efforts to promote EPO products in 2008 and expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

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

Chinese government is currently undertaking comprehensive health care reform, which may include certain price control measures that limit the selling prices of our products.

Our products face substantial competition, and we may not be able to compete effectively against current and future competitors.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated.

•

EPIAO competes with both existing EPO drugs and potential new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory.

•	Competitors for Tietai Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd.

•

While we believe TPIAO is the only recombinant human thrombopoietin, or TPO-based therapeutic, available in the Chinese market to date, another Chinese pharmaceutical company, Shanghai CP Guojian Pharmaceutical Company Limited, or CP Guojian, may have obtained the approval for clinical trials prior to May 2005, and in accordance with Chinese regulations, may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period.

Certain of our competitors, including biotechnology and pharmaceutical companies, are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. Other companies may discover, develop, acquire or commercialize products before or more successfully than we do.

In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label.

Our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not currently have patents of any commercial significance covering EPIAO, our legacy products or many of our other product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

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

Large Chinese state-owned and privately-owned pharmaceutical companies, and foreign pharmaceutical companies may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors, or alliances may develop among competitors and these alliances may rapidly acquire significant market share.

Furthermore, in order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities, or even engage in irrational or predatory pricing behavior. In addition, our competitors may engage in improper or unfair conducts, or even illegal acts. Third parties may actively engage in activities designed to undermine our brand name and product quality or to influence customer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins.

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

With respect to TPIAO or any other current or future product of ours, if other manufacturers introduce products substantially similar to ours, we will face more competitive pressure in the market and our sales and profit margin may be adversely affected.

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

In order to further penetrate the markets and launch new products, we must expand our manufacturing and sales and marketing efforts. Maintaining quality and cost-effectiveness may be more difficult to achieve.

While our sales and marketing staff will continue to further promote our brand to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

The recent global economic crisis and the slowdown in the Chinese economy may materially and adversely impact on our business, results of operations, and financial conditions, and price of our ADS.

The credit crisis originated in the U.S. and the market dislocations resulted have deep and wide-ranging adverse impact on many economies, including China, U.S., and many of our export destinations.

In an adverse economic environment, people generally have diminished financial resources to purchase even critical medical care, which can significantly reduce sales and revenues of our products.

Our financial assets are issued by or held with various financial institutions whose credit quality generally decline in such an environment. In such an environment, any income or yields from such financial assets also become much less predictable and may diminish dramatically. In a system-wide downturn, even sound investment management techniques and strategies may not produce desirable results.

As there is sharply reduced supply of capital in the U.S. capital markets, the price of our ADS may fall and remain at a very low level not reflecting and commensurate with our business performance for a long period of time. There can be numerous ways that our business, results of operations, and financial conditions, and price of our ADS may be adversely and materially affected by this crisis, that are not readily amenable to analysis, assessment, or prediction. Any of our observations and assessments in relation to this crisis, whether made in this annual report or otherwise, or lack of them, suffer from inherent limitations that may be unknown to us, and may not correctly reflect current state of affairs or later developments at all.

We may pursue collaborations, in-licensing arrangements, acquisitions, or other strategic initiatives or arrangements, that may fail to produce anticipated benefits, or adversely affect or disrupt our business.

As part of our business strategy, we continually pursue collaboration and in-licensing opportunities, acquisitions of products, assets, technologies, or businesses, and/or strategic alliances, that we believe would be complementary to our existing business.

We have limited experience with respect to these business development activities. Management of a license arrangement, collaboration, or other strategic arrangement or integration of acquired assets or businesses may adversely affect or disrupt our current business, decrease our profitability, or cause us to incur significant expenses, or divert management resources that otherwise would be available for our existing business. We may not identify or complete any such transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction.

Proposing, negotiating and implementing collaborations, in-licensing arrangements or acquisitions may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not be able to secure or complete such arrangements on acceptable terms, or at all.

Such transactions or arrangements may also require actions, consent, approval, waiver, participation or involvement of various degrees from third parties, such as regulators, government authorities, creditors, license grantors or grantees, related individuals, suppliers, distributors, shareholders, or other stakeholders or interested parties. We may not obtain such required or desired actions, consent, approval, waiver, participation or involvement on a timely basis, or at all.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill, and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., GIBCO cell culture medium by Invitrogen Inc., Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. For more details, see “4.B.8—Manufacturing.” Certain of these raw materials, medical devices and components are the proprietary products of these unaffiliated third-party suppliers.

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

We rely on our network of distributors to distribute our own and our in-licensed products. Our distributors do not sell our products on an exclusive basis. As a result, our products face competition from similar products sold by our distributors.

Our success will depend in part on our ability to form relationships with and manage a changing number of distributors. If our distribution network in China suffers a disruption, our financial condition and results of operations may be adversely affected.

While we have long-standing business relationships with most of our distributors and we have not, in the past three years, lost any significant distributors, we do not have long-term contracts with any distributor. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. For in each of the past three years, sale to our top five distributors accounted for 30% to 40% of our total sales revenues.

For more information, see “4B.5 Marketing, Sales and Distribution.”

If any one of these large distributors were to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause disruptions to our revenues and profitability.

If we fail to achieve specified conditions such as sales goals with respect to certain in-licensed products, we may suffer termination of the license agreement, forfeiture of deposits, or other negative consequences.

We distribute third-party products pursuant to in-licensing agreements with other pharmaceutical corporations or developers. If we fail to achieve specified conditions such as minimum sales targets, we may suffer termination of the license agreement on short notice, forfeiture of deposits, or other negative consequences. Given these risks, there is substantial uncertainty regarding the success of our current and future collaborative efforts.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chief executive officer, Dr. Jing Lou, to manage our operations. We also depend on our key research personnel such as Ms. Dongmei Su, our chief technology officer. In addition, we also rely on sales personnel and other personnel with industry knowledge, to market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Dr. Lou, would have a material adverse effect on our business and operations. In addition, although Dr. Lou and Ms. Su have each signed a non-competition agreement with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute.

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

We set goals for, and made disclosures in this annual report and other public announcements, releases and disclosures, regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

If we are unable to protect our products through intellectual property rights, our competitors may compete directly against us.

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We try to protect the products and technology that we consider important to our business by filing PRC patent applications, pharmaceutical regulatory protection, establishing and enforcing confidentiality, relying on trade secrets, or employing a combination of these methods. We do not have any patent protection of commercial significance relating to EPIAO. We have patents and patent applications relating to TPIAO and certain of our other products, product candidates and technologies. For more details, see “4.B.7—Intellectual Property.” However, the process of seeking patent protection in the PRC can be lengthy and expensive, and we cannot assure you that these patent applications, or any patent applications we may make in the future in respect of other products, will result in patents being issued, or that any patents issued in the future will be able to provide us with meaningful protection or commercial advantage. Any patent issued to us may be challenged, invalidated or circumvented.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We have entered into confidentiality agreements with many of our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our proprietary information.

We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against intellectual property claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. We do not maintain insurance to cover intellectual property infringement.

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

For more details on the process for applying for and obtaining intellectual property protection in the PRC, see “4.B.11-c Intellectual Property.”

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

We have administrative protection for TPIAO through 2010 under a five-year monitoring period pursuant to the 2002 Regulations, during which other pharmaceutical companies are prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. For a detailed discussion of the mechanism for administrative protection under the relevant Chinese regulations, please refer to “4.B.11-c—Administrative protection and monitoring periods for new drugs.”

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

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Under the PRC Patent Law promulgated by the People’s Congress in March 1984, as amended, patent applications are maintained in confidence until their publication at the end of 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and the date on which patent applications are filed. China adopts the first-to-file system under which whoever first files a patent application (instead of the one who makes first actual discoveries) will be awarded the patent. By contrast, the United States patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, even after reasonable investigation we may not know with certainty whether we have infringed a third party’s patent because such third party may have filed a patent application without our knowledge while we are still developing that product. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of a patent held by a third party that may relate to our TPIAO product. We believe, as to each claim in this patent, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

If a third party claims that we infringe its proprietary rights, one or more of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes a third party’s patent;

•

a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; or

•	we may have to reformulate our product so that it does not infringe patent rights of others, which may not be possible or could be very expensive and time-consuming.

Although to date we have not experienced any of the circumstances listed above, if any of these events occurs, our business will be adversely affected.

Failure to implement our growth and expansion strategy could result in deterioration in our results of operations and financial condition.

In order to achieve our business objectives, we must successfully implement our growth and expansion strategy, which, as subject to assessment, reevaluation, and adjustments from time to time, currently includes the following components:

•	expanding our capacity by further process optimization and new facility construction;

•	continuing our research and development efforts to introduce new products;

•	promoting domestic marketing and sales development and growth;

•	expanding the number, and enhance the expertise in U.S. GAAP financial reporting, of our finance staff;

•	implementing our strategy to bifurcate our sales force in the nephrology and oncology areas;

•	maintaining and further improving our manufacturing process and proprietary technologies to manufacture products with high quality and competitive prices; and

•	integrating any new businesses, technologies and products that we acquire by way of in-licensing, acquisitions or investments into our operations.

If we do not successfully implement this strategy, we may not be able to maintain our growth in revenues and profitability.

We have grown steadily since our establishment in 1993. This expansion presented, and our anticipated growth in the future will continue to present, a significant challenge to our management and administrative systems and resources. If we do not adequately manage this challenge, our results of operations and financial condition could suffer.

We are building manufacturing facilities in Shenyang that are compliant with the regulations of European Medicines Agency, or EMEA, and Chinese current Good Manufacturing Practice, or GMP, to take advantage of the market opportunity we believe exists in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products). Similar to the US FDA, the EMEA is an European agency for the evaluation of medicinal products. China GMP refers to guidelines and regulations issued from time to time pursuant to PRC laws as part of quality assurance to ensure that products subject to those guidelines and regulations are consistently produced and controlled to the quality and standards appropriate for their intended use. Substantial capital and management resources will be required in order to complete the construction of the manufacturing facilities on time, secure regional partnerships, seek regulatory approvals and promote our brand. We may be unable to successfully execute the expansion plan due to a delay in obtaining a GMP certificate for our new manufacturing facilities, inability to obtain suitable partners to assist us with our expansion plans, changing competitive dynamics of the European biosimilar market or inability to obtain approvals for selling our products in Europe. As a result, our profitability may be adversely affected.

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

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could require significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain any insurance other than insurance for some of our properties. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our production process requires a continuous supply of electricity. We have encountered power shortages in the past due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. However, interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We may experience significant period-to-period fluctuations in revenues and operating results. Our revenues and operating results in some quarters may fall below the estimates of securities research analysts, which may cause the value of our ordinary shares and ADSs to decline.

We typically generate higher levels of revenues during the third and fourth quarters of the year, primarily because of the tendency of hospitals to place more orders prior to the year-end holiday season and the fact that more people visit hospitals in the second half of the year, resulting in more prescriptions by physicians during this period.

Generally, our quarterly and annual operating results are affected by a number of factors, such as:

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

We continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as other rules of the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The NASDAQ Stock Market LLC, has resulted in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs, including costs related to our compliance with Section 404 of the Sarbanes-Oxley Act.

We may fail to achieve and maintain effective internal controls.

We are subject to the reporting obligations under the United States securities laws. We are required by the Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, our principal external auditor must attest to and report on the effectiveness of our internal control over financial reporting.

Although our management concluded that our internal controls are effective in this annual report on Form 20-F, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed, operated, documented or reviewed, it then may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements.

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

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status. If we were to be or become classified as a PFIC, United States investors in our ADSs or ordinary shares may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares. See “Item10.E — United States Federal Income Tax Considerations for U.S. Persons.”

Our export sales may expose us to risks, uncertainties, and liabilities in or related to the destination countries. We have very limited experience in operating internationally.

We export our products outside China and plan to continually expand our exports. The exports may expose us to risks, uncertainties, and liabilities in or related to the destination countries, including particular local forms of products liabilities with respect to pharmaceutical products, local taxation, other local laws and regulations, language and cultural conflicts, political and economic risks, and other risks, uncertainties, and liabilities. We had previously operated solely within China until 2003, and had very limited experience in operating internationally and in the destination countries.

3.D.2 Risks Related To Our Industry

The pharmaceutical industry in China is highly regulated, and future government regulation may place additional burdens on our business.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially adversely affect our business. In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates every five years. China SFDA and other Chinese regulatory agencies operate under considerable time and resources constraints. There may be additional factors and risks that impact on the process of obtaining or renewal of these certificates, permits, or similar regulatory approvals. If we are unable to obtain or renew such permits or certificates or any other regulatory approvals required for our operation on a timely basis, or at all, we can be prevented from engaging in the manufacture of our products, or suffer other possible negative consequences, and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Changes to the regulatory framework could materially and adversely affect our business, financial condition and results of operations.

For further information regarding recent changes in government regulations in China, see “4.B.11—Regulations.”

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

Our success will depend in part on our ability to enhance our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs produce a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

•	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

•	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the SFDA;

•	our inability to manufacture and commercialize sufficient quantities of the product economically; and

•	proprietary rights, such as patent rights, held by others related to our product candidate and their refusal to sell or license such rights to us on reasonable terms, or at all.

In addition, product development requires the accurate assessment of market trends. We cannot assure you that:

•	our new product research and development efforts will be successfully and timely completed;

•	the SFDA or other regulatory bodies will grant necessary regulatory clearances or approvals on a timely basis, or at all; or

•	any product we develop will be commercialized or achieve market acceptance.

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

Anti-corruption measures taken by the government authorities to correct corruptive practices in the pharmaceutical industry, and other laws and regulations aiming at combating corruption, could adversely affect us.

The government has from time to time undertaken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If our affiliated variable interest entity, Liaoning Sunshine Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. In the past, there have been occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA. The recently increased level of FCPA investigative and enforcement actions may adversely affect us.

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

Existing PRC laws and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. Any product liability insurance for clinical trials, when obtained, may be prohibitively expensive, or may not fully cover our potential liabilities. The ability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

The pricing of all of our products is subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

Pursuant to the implementing rules of the Drug Administration Law, we are required to seek pricing approval for all our products from the NDRC and the price administration authorities of the relevant provinces of the PRC in which our pharmaceutical products are manufactured. We have in the past been able to successfully obtain pricing-related approvals. In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive bidding processes for EPIAO and our legacy products every year or every other year with a pre-defined price range. In addition, NDRC policies have required that we lower prices on our higher dosage EPIAO, which we had previously sold at a premium. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the provincial government falls below our costs, we may stop manufacturing certain products.

China’s accession to the World Trade Organization, or WTO, may intensify competition in the pharmaceutical industry in China.

China acceded to the WTO in December 2001. Following the accession, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products had made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If we are unable to distinguish our products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and sold at competitive prices, we may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers.

Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s accession to the WTO, many more companies in Europe and the United States have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies.

3.D.3 Risks Related To Doing Business In China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products, and could otherwise materially and adversely affect our operations and competitive position.

All of our operations are located in China, and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to:

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the government policies have in recent years been encouraging of the growth of the healthcare sector, future attempts by the Chinese government to slow the pace of growth of the healthcare sector or the overall Chinese economy could result in decreased expenditures by hospitals, which in turn could reduce demand for our products.

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

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us. Any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, and damage to reputation.

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

Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods. From 1994 until July 2005, the Renminbi to U.S. dollar exchange rate was largely stable. On July 21, 2005, the People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1.00 to RMB8.27 to US$1.00 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi has been pegged since that date to a basket of currencies, which components are adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On May 18, 2007, the Chinese government further widened the daily trading band from 3.0% to 5.0%. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. Renminbi appreciated for approximately 12.5% against U.S. dollar from January 2, 2007 to March 31, 2009.

Any appreciation of Renminbi may subject us to increased competition from imports; and any devaluation of Renminbi may adversely affect the value of our net assets, earnings and declared dividends in foreign currency terms, as well as our ability to import raw materials and equipment and service our foreign currency obligations. For example, to the extent that we need to convert our U.S. dollars holdings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to existing or potential investors.

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

As a foreign invested enterprise, Shenyang Sunshine is subject to restrictions on foreign investment imposed by PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, as amended, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on December 1, 2007, our business does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

We rely, or will rely, on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely, or will rely, on dividends from our wholly owned subsidiaries in China for our cash and financing requirements. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries may be required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur additional debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries and affiliated entities’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

3.D.4 Risks Related To Our Corporate Structure

Our contractual arrangements with Liaoning Sunshine and its shareholders may not be as effective in providing control over these entities as direct ownership.

Liaoning Sunshine was established in 2000 to engage in the distribution of pharmaceutical products, primarily those which we manufacture. As part of our corporate reorganization prior to our initial public offering in February 2007, we transferred our equity ownership in Liaoning Sunshine to Mr. Dan Lou, our chairman, as a result of which we no longer have equity ownership interests in Liaoning Sunshine.

We rely on contractual arrangements to maintain control over the business and operations of Liaoning Sunshine. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, Liaoning Sunshine could fail to take actions required for our business despite its contractual obligation to do so. A significant portion of our sales, including sales of our own and our in-licensed products are conducted through Liaoning Sunshine, which was the direct contracting party with many of our key distributors. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuses to make payments or otherwise refuses to perform any contractual obligations necessary for us to realize these sales contracts, our financial condition and results of operations will be materially and adversely affected. Beginning in January 2007, we started directly contracting with third-party distributors for the sale of the products we manufacture.

If Liaoning Sunshine or its shareholders fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that the shareholders of Liaoning Sunshine will always act in our best interests.

We currently conduct certain of our sales activities through Liaoning Sunshine by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected. Similarly, we may be exposed to liabilities with respect to our historical operations through Beijing Sunshine Bio-product Sales Company, or Beijing Sunshine.

We conduct certain of our sales activities through contractual arrangements with Liaoning Sunshine, which holds the licenses and approvals, including pharmaceutical trading permits, as described in “Item. 4.B.11—Distribution of pharmaceutical products”, that are essential for the distribution of our own and in-licensed products. We have contractual arrangements with Liaoning Sunshine and its shareholders that allow us substantial control over it. These contracts include the business cooperation agreement, which impose certain restrictions on the conduct of the Liaoning Sunshine’s businesses. For more details, see “4.C.2 Economic and Control Arrangements”. We cannot assure you that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that our arrangements with Liaoning Sunshine comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or take other regulatory or enforcement actions against us that could be harmful to our business.

We had similar arrangements with Beijing Sunshine prior to its dissolution in October 2008. We may be exposed to liabilities with respect to our historical operations through Beijing Sunshine, to the extent of any retroactive applicability of all adverse PRC government determinations, as discussed in the preceding paragraph.

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

We must receive the approval of the MOFCOM before we may purchase the equity interests in Liaoning Sunshine. We may not receive approval from the MOFCOM for such purchase on a timely basis, or at all.

We are party to a purchase agreements, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Dan Lou, our Chairman. For more details, see “4.C Organization Structure”. In order to complete the acquisition of Liaoning Sunshine, we must obtain the approval of China’s Ministry of Commerce (“MOFCOM”) or its local delegate agency. We may not receive such approval on a timely basis, or at all.

3.D.5 Risks Related To Our ADSs and Other Risks

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to various factors, as discussed under this Item 3.D and elsewhere in this annual report, including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

•	announcements of technological or competitive developments;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	addition or departure of our senior management and key research and development personnel;

•	changes in the economic performance or market valuations of other pharmaceutical or health care companies;

•	economic, regulatory or political developments in China; and

•	sales of additional ordinary shares or ADSs, or increased supplies of ordinary shares or ADS, or the perception that such sales or supplies might occur.

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

Dan Lou, the chairman of our board of directors, and his son, Dr. Jing Lou, our chief executive officer, together owned or controlled approximately 11.04% of our outstanding ordinary shares as of December 31, 2008. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected. In addition, our articles of association provide that only a third of our board must stand for re-election at any annual meeting.

Holders of ADSs have fewer or less rights than shareholders and must act through the depositary to exercise those rights.

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

4.A. History and Development of the Company

4.A.1 Corporate Information

3SBio Inc. is an exempted company limited by shares in the Cayman Islands, incorporated in August 2006, under the Cayman Islands Companies Law (2004 Revision).

Our principal executive offices are located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027. Our telephone number at this address is (86-24) 2581-1820. Our investor relations firm is Financial Dynamics, with offices at 88 Pine St, # 3201, New York, NY 10005, U.S.

We commenced business operations in 1993 through Shenyang Sunshine Pharmaceutical Company Limited ( ), or Shenyang Sunshine, a limited liability company established in China, now our main PRC operating subsidiary. Prior to our initial public offering in February 2007, we established a holding company structure through the following series of corporate reorganization transactions:

•	we formed Collected Mind Limited, or Collected Mind, a British Virgin Islands company, in July 2006;

•	Collected Mind acquired 100% of the equity interests of Shenyang Sunshine, which was reorganized as a wholly foreign owned enterprise, or WFOE, in July 2006; and

•	we incorporated 3SBio Inc., a Cayman Islands company, which acquired 100% equity interest in Collected Mind in September 2006.

Please also refer to “4.C Organization Structure” for information concerning our principal affiliated entities.

4.A.2 Principal Capital Expenditures and Divestures

In each of the fiscal years 2006, 2007 and 2008, 3SBio’s capital expenditures, or additions to fixed assets on the balance sheets, were RMB2.7 million, RMB17.3 million, and RMB36.8 million (US$5.4 million), respectively. Historically, capital expenditures were incurred for purchases of production and office equipment, research laboratory, upgrading and constructing manufacturing facilities, and office renovations.

Our capital expenditures in 2009 are expected to be approximately RMB140-180 million, a major portion of which is expected to relate to constructing our new manufacturing facilities.

4.B Business Overview

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993. Our principal products are EPIAO ( ) and TPIAO ( ), and our legacy products are Intefen ( ) and Inleusin ( ). Our newest internally developed product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending in each of the fiscal years 2006, 2007 and 2008 as our second largest revenue contributor, accounting for 12.6%, 23.9% and 27.8% of our revenues for 2006, 2007 and 2008, respectively. Substantially all of our revenues and profits have been derived from these four existing products. We conduct our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine.

We conduct our distribution and logistics activities through Liaoning Sunshine. Liaoning Sunshine is a PRC limited liability company that is wholly owned by Dan Lou, our chairman. Liaoning Sunshine is a variable interest entity, or VIE, whose results are consolidated in our financial statements. For more details on VIE, see “Note 1—Principal activities, reorganization and basis of presentation” to our consolidated financial statements and “4.C Organizational Structure”.

For the three years ended December 31, 2006, 2007 and 2008, EPIAO generated approximately 77.3%, 67.3% and 63.5% of our total revenues, respectively. The decrease was due to the launch in early 2006 of our TPIAO and its quick market acceptance since launch, which has outpaced EPIAO growth and rapidly become our second largest revenue contributor. According to data derived from IMS Health and internally, EPIAO has continued to be the market leader both in terms of revenues and sales volume, with market shares of 41.1% and 29.5%, respectively, at the year end of 2008. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. We launched the new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

In each of the fiscal years 2006, 2007 and 2008, approximately 4.8%, 2.8% and 2.4%, respectively, of total revenues were generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed a prescription iron sucrose supplement product, Tietai, which we began to market in August 2006. Liaoning Sunshine holds the licenses to the Tietai Iron Sucrose Supplement. We are actively pursuing seven product candidates in late-, mid- and early-stage clinical and pre-clinical development, including a high dosage EPIAO and NuPIAO, our second-generation EPIAO. We also have development programs for a new indication for our TPIAO to treat ITP; NuLeusin, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer; a HPV vaccine for the prevention of cervical cancer and an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases. During 2008, we completed Phase III programs for the high-dosage EPIAO, NuLeusin and the TPIAO label extension for the treatment of ITP, and submitted them for SFDA approval. Also during 2008, we also entered into a development and commercialization agreement with AMAG to develop ferumoxytol, an intravenous iron replacement therapeutic agent, to treat iron deficiency anemia in CKD patients and in patients requiring hemodialysis.

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, consisting primarily of Egypt, Pakistan, Thailand, Brazil, Korea, Mexico, Trinidad and Tobago, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage of our total sales, at 3.4% in 2008, we intend to continue to develop exports in the future because of growing opportunities, particularly in the global market for biosimilar products, which are new versions of biopharmaceutical products whose patents have expired.

4.B.1 Products

4.B.1.1 Principal Marketed Products

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

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB479.4 million (US$69.6 million) in 2008, representing an approximately 17.7% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China, with market shares of 41.1% and 29.5%, respectively, at the year end of 2008. We have sold over 11.7 million vials of EPIAO since 1999.

EPIAO is approved by the SFDA for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. With respect to the last indication, EPIAO continue to be the only product of its kind in China.

The high quality of EPIAO, a key factor contributing to EPIAO’s success and leading market position in China, was further validated by a study sponsored by Amgen. The study shows that among 12 EPO products manufactured in Asia, our EPIAO has the biophysical and biochemical properties that most resemble Epogen. The article was published in the Journal of Pharmaceutical Sciences in July 2008.

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO is an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched our pre-filled syringe EPIAO format in June 2007. We plan to complete pre-clinical trial in early 2009 for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO. In addition, we completed the Phase III trial for a high dose (36,000 IU/vial) formulation of EPIAO, and have applied for SFDA approval in December 2008. If approved, we expect the product to be the first of its kind in the Chinese market.

TPIAO ( )

We launched TPIAO, our internally developed protein-based therapeutic product, in January 2006. This product is a TPO indicated for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. We have a monitoring period for TPIAO through 2010, during which other pharmaceutical companies are prohibited from manufacturing or importing a similar drug, except those whose applications for clinical trials were approved by the relevant Chinese authority prior to May 2005, the commencement of TPIAO’s monitoring period. For 2008, our total revenues from TPIAO sales were RMB67.6 million (US$9.9 million), accounting for 27.8% of our overall revenues for the year. With respect to TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them, we have completed the clinical trial and filed for SFDA approval in 2008.

4.B.1.2 Legacy Products

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

4.B.1.3 In-Licensed Products

Tietai Iron Sucrose Supplement ( ). Tietai Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. We in-licensed five-year exclusive PRC distribution rights for this product from Shenyang Borui Pharmaceutical Company Limited, or Borui, in May 2006. Tietai Iron Sucrose Supplement was launched in China in 2005 by Borui. We began to generate revenues from the sale of Tietai Iron Sucrose Supplement in the beginning of 2007. We believe such product will be complementary to our EPIAO product lines as we have a strong brand reputation in the nephrology market in China, and Tietai Iron Sucrose Supplement is designed to treat anemia associated with iron deficiency for patients with renal disease.

In 2008, we entered into further agreements with Borui and Chengdu Tiantaisan Pharmaceutical Co. Ltd., or Tiantaishan, the manufacturer for this product, to acquire additional rights to Tietai Iron Sucrose Supplement, and have completed the transaction.

Ferumoxytol. We entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc., or AMAG, for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients. The product, ferumoxytol, has not received regulatory approval in either U.S. or the PRC as of December 31, 2008. We plan to initiate SFDA registration trials in 2009, upon receipt of US FDA approval by AMAG.

4.B.1.4 Three-Year Net Revenues Breakdown by Products

	For the December 31
	2006		2007		2008			2008 growth vs 2007
	RMB'000	%(1)	RMB'000	%(1)	RMB'000	US$'000	%(1)	RMB'000	growth %

Domestics sales

EPIAO	98,836	77.3%	121,220	67.3%	154,570	22,656	63.5%	33,350	27.5%

TPIAO	16,056	12.6%	43,074	23.9%	67,585	9,906	27.8%	24,511	56.9%

Intefen	4,995	3.9%	4,123	2.3%	4,989	731	2.1%	866	21.0%

Inleusin	1,132	0.9%	1,027	0.6%	773	113	0.3%	(254)	(24.7)%

Tietai	—	0.3%	3,206	1.8%	6,984	1,024	2.9%	3,778	117.8%

Export sales	5,878	4.6%	6,784	3.8%	8,289	1,215	3.4%	1,505	22.2%

Other	449	0.4%	739	0.4%	55	8	0.0%	(684)	(92.6)%

Total	127,780	100.0%	180,173	100.0%	243,245	35,653	100.0%	63,072	35.0%

Notes:

(1)	% of net revenues.

4.B.1.5 Product Pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our product pipeline, which we expect will be a key contributor to our future growth, consists of seven product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes a number of next-generation protein-based therapeutics, including: Ferumoxytol, our in-licensed next generation IV Iron; a high dose (36,000 IU/vial) formulation EPIAO; NuPIAO, our second-generation EPIAO product candidate; NuLeusin, our next-generation Inleusin product candidate; TPIAO for the treatment of ITP; a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and an anti-TNF humanized monoclonal antibody product candidate for the treatment of rheumatoid arthritis and other autoimmune diseases. We believe that each of these product candidates, if successfully developed and approved, would address significant market opportunities. We are required to conduct extensive preclinical and clinical trials in order to generate safety and efficacy data to support a filing for approval by the SFDA.

We are currently focused on expanding the indication for our marketed products, developing next generation, enhanced versions of our marketed products, and bringing novel protein-based therapeutics to market.

The table below summarizes the respective point of development for our product candidates:

*	The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in “3.D Risk factors.”

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the United States Food and Drug Administration, or the US FDA. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to: “Phase I”, Evaluation of safety; “Phase II”: Evaluation of safety, dosing and efficacy; “Phase III”: Larger scale evaluation of safety and efficacy.

4.B.1.6 Expanded Discussion of Products

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB479.4 million (US$69.6 million) in 2008, representing a CAGR of approximately 17.7% from 2003 to 2008.

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

•

In 2000, we received approval for the use of EPIAO to mobilize red blood cell in patients before, during and after surgery to facilitate a quicker recovery and reduce the need for blood transfusion; and

•

In 2001, we received approval for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies. These patients become anemic as a side effect of chemotherapy and as a general complication associated with cancer. For this indication, on September 6, 2001 we were also granted a six-year exclusivity under an administrative protection period ending in September 2007, during which other pharmaceutical companies were prohibited from importing or marketing a similar product.

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the twenty eight quarters ending with the first quarter of 2009. EPIAO is on the State Basic Medical Insurance and Work Injury Insurance Drug Catalogue, as amended, for the treatment of anemia associated with chronic renal failure, and on the provincial medicine catalog for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. (See “4.B.11-b.5 Consumer — Health insurance system.”) According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 41.1% and 29.5% respectively in 2008.

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. We launched these new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

We completed the Phase III clinical trial for our high dose (36,000 IU/vial) formulation of our first generation EPIAO and applied for SFDA approval in 2008. We expect the product to be the first of its kind in China. In addition, we expect to complete in early 2009 pre-clinical trial for our NuPIAO, our second-generation EPIAO. We have designed this product candidate to possess a longer half-life versus our first generation EPIAO, and we believe that, in this aspect, it is comparable to Amgen’s Aranesp. We have already filed a patent application in China for NuPIAO.

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

Broadest applications and specifications. Since 2002, our EPIAO products have been the only EPO products approved for each of the following three indications: anemia associated with chronic renal failure; red blood cell mobilization; and chemotherapy induced anemia in cancer patients. We provide our EPIAO products in four dosage forms to meet the needs of our patients and their doctors. We applied for marketing approval from the SFDA of an additional high dosage form for use in chemotherapy induced anemia in 2008, which we believe, if approved, will be the highest approved dosage formulation of an EPO drug on the Chinese market.

Competitive pricing. Our economy of scale, favorable cost structure and experience in manufacturing afford us the opportunity to competitively price EPIAO while still maintaining attractive margins. In order to secure and maintain a large customer base, we have been pricing our EPIAO products substantial lower than the comparable products produced overseas.

Strong brand awareness. We believe our sustained marketing efforts with medical practitioners and our focus on pre-sale and post-sale services have established EPIAO and Shenyang Sunshine as well-recognized and well-received brands. We have been implementing a focused marketing strategy since launching the product in 1998. As part of this strategy, our sales representatives promote our products to doctors by visiting hospitals to better educate physicians and develop brand awareness. We continue to expand our sales team to create a dedicated sales team which focuses specifically on the oncology areas to supplement our existing focus in nephrology.

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

TPIAO ( )

Launched in January 2006, TPIAO is our recombinant human thrombopoietin product for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB16.1 million, RMB43.1 million and RMB67.6 million (US$9.9 million) in the years ended December 31, 2006, 2007 and 2008, respectively.

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

TPIAO was approved in May 2005 for treatment of chemotherapy-induced thrombocytopenia with a monitoring period of five years, which will expire in May 2010. During the monitoring period, other pharmaceutical companies are prohibited from manufacturing or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Although we believe TPIAO is the only TPO-based therapeutic available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian obtained the approval for any clinical trials prior to commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period. We have no information on when CP Guojian plans to bring their product to market, nor are we aware of any other company that is developing a similar product.

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

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB5.0 million (US$0.7 million) in 2008, representing an increase of 21.0% over 2007.

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

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB0.8 million (US$0.1 million) in 2008, representing a decrease of 24.7% over 2007.

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

In 2008, we entered into various agreements with Borui and Tiantaishan, to acquire additional rights to Tietai Iron Sucrose Supplement. Pursuant these agreements, we hold the technical know-how and the exclusive national distribution right to this product until 2013.

Our Product Candidates

Ferumoxytol

We entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc. (“AMAG”), for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients and in patients requiring hemodialysis. The product, ferumoxytol, has not received regulatory approval in either U.S. or the PRC as of December 31, 2008. 3SBio plans to initiate China SFDA registration trials in 2009, assuming US FDA approval.

Under the terms of the agreement, AMAG granted us exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to expand into additional indications. We will be responsible for the clinical development, registration, and commercialization of ferumoxytol in the PRC. We and AMAG will form a joint steering committee, with equal representation from both parties, to oversee and guide the development and commercialization of ferumoxytol in China. The agreement has an initial duration of thirteen years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to us at a predetermined supply price.

NuPIAO

We expect to complete in early 2009 pre-clinical testing and file an Investigation New Drug application with the SFDA to obtain approval for initiating clinical trials for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO and is currently the only second-generation EPO product approved by the US FDA. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both patient and caregiver. We have already filed a patent application in China for NuPIAO.

High-Dose EPIAO

In 2007, we completed enrollment registration of patients for a clinical trial for our 36,000 IU/vial formulation of EPIAO, which is an initial step in the trial process. This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients. we filed an application for SFDA approval of the high-doage EPIAO at the end of 2008. There currently is no dosage form of this kind on the market in China. In 2006, we initiated a randomized placebo-controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group is administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin level.

TPIAO for the treatment of ITP

ITP is characterized by thrombocytopenia that results in bruising and bleeding that can be severe. In certain ITP patients, the immune system malfunctions, perceiving the body’s platelets as foreign and destroying them, potentially resulting in dangerously low platelet counts. Platelets are disc-shaped cells in blood that assist in the clotting process to stop bleeding. TPIAO is being explored as a new approach to treat ITP by stimulating the TPO receptor, directly increasing platelet production to outpace platelet destruction by the immune system.

We have completed a Phase III clinical trial to study TPIAO for the treatment of ITP. The Phase III trial is a multicenter, randomized, placebo-controlled study in 120 ITP patients. All patients are administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group is administered an additional 1.0 µg (or microgram)/kg TPIAO once daily for 14 days. The primary endpoint of this trial is the measurement of platelet counts during the 14 day treatment. We filed for SFDA approval in 2008.

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

We have completed a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma and filed for SFDA approval in 2008.

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

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we plan to develop in collaboration with Epitomics, Inc., a United States-based biotechnology company. Tumor necrosis factor (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule, SSS07 is designed to prevent activation of the inflammation signalling cascade. Several TNF inhibitors developed by other companies have been approved by the US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab).

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

4.B.2 Competition and Principal Markets

In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and “Yi Pei” by Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for Tietai Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd.

While we believe TPIAO, our newest internally developed protein-based therapeutic product, is the only recombinant human thrombopoietin, or TPO-based therapeutic, available in the Chinese market to date, we are aware of another Chinese pharmaceutical company, Shanghai CP Guojian Pharmaceutical Company Limited, or CP Guojian, which we believe may be conducting clinical trials for a TPO-based therapeutic in China. If CP Guojian had obtained the approval for any clinical trials prior to May 2005, the commencement of the monitoring period for TPIAO, CP Guojian may not be prohibited from manufacturing and marketing its TPO product during TPIAO’s monitoring period.

We believe that our leadership position in our industry is based on managerial and technological superiority, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing. We believe we are well positioned to compete in the fast-developing Chinese pharmaceutical market with our strong Shenyang Sunshine brand, diverse product portfolio, proven research and development capabilities, established sales and marketing network and favorable cost structure.

4.B.2.1 Export Sales

In addition to our domestic sales, we also export certain of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and in Southeast Asia. Our export sales primarily consist of sales of EPIAO, Intefen and Inleusin, in the form of raw material in bulk format as concentrated solutions or as finished products. Export sales accounted for 4.6%, 3.8% and 3.4% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

	For the years ended December 31,
	2006	2007	2008
	(in thousands)
Revenues by geography

Egypt	819	1,052	407

Korean	11	2,770	1,220

Brazil	1,033	737	1,124

Pakistan	3,217	546	3,123

Thailand	—	906	1,279

Bengal	—	218	694

Rest of World	798	555	442

Total Revenues	5,878	6,784	8,289

4.B.3 Seasonality of Business

Not applicable.

4.B.4 Supply of Raw Material

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenues were 20.8% and 4.8%, respectively, for the year ended December 31, 2008. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. It is our current belief that our switching cost for our suppliers is not high because alternative suppliers are readily available.

4.B.5 Marketing, Sales and Distribution

Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC for quality and reliability.

We maintain a sales and marketing force in 30 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2008, our principal products EPIAO and TPIAO were marketed by our 221 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 2,000 hospitals, clinics and dialysis centers.

Our internal sales and marketing staff details our products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed, as well as sold, by distributors.

Our network of approximately 80 distributors distributes our own and our in-licensed products. We select our distributors based on their reputation, market coverage and sales experience. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors, and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

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

We have a sales department centered in Beijing. We also have a marketing department located in Shanghai.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our products. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. In 2008, much of our sales and marketing efforts were focused on educating doctors and clinicians on the value and benefits of EPO in the oncology setting.

In export sales, we market our products through distribution agreements with local agents.

We have adopted a Code of Ethics (See Exhibit 11.1) that applies to all our employees, which, among other requirements, prohibits improper payments and gifts in our business, and enforce compliance with applicable laws and regulations, including the United States Foreign Corrupt Practice Act.

A significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. For in each of the past three years, sale to our top five distributors accounted for approximately 30% to 40% of our sales revenues. Sales to our top ten distributors accounted for approximately 54%, 53% and 55% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

4.B.6 Research and Development

As of December 31, 2008, our research and development team consisted of 28 research personnel and medical professionals. Our research and development staff consists of medical and biotechnology professionals, including two

PhDs, two MDs, and twelve holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct our research and development activities in our facilities in Shenyang. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “4.B.1.5 Product Pipeline” and “4.B.1.6 Expanded Discussion of Products” above.

Our research and development expenses for the years ended December 31, 2006, 2007 and 2008 were RMB6.1 million, RMB11.6 million and RMB22.5 million (US$3.3 million), respectively.

4.B.7 Intellectual Property

We currently place significant reliance on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period till May 2010. See “4.B.11 Regulations” for general discussions on the intellectual property regulations in Chinese pharmaceutical industry.

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

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend upon subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether. PRC patent and trademark laws are discussed in greater detail in “4.B.11—Patent and trademark protection.”

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

4.B.8 Manufacturing

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

As part of our overall strategy to increase our manufacturing capacity, we have commenced construction of new manufacturing facilities, which commenced November 2007. We aim to complete construction on our new facilities within next 9-18 months, which will not only support the future growth of EPIAO in China, but serve as a first step towards exploring global biosimilar opportunities.

4.B.8.1 Quality Control and Assurance

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

4.B.9 Facilities

Our state-of-art manufacturing facilities are located in the Shenyang Economy & Technology Development Zone, where we own three buildings with an aggregate of approximately 3,000 square meters of office, research and development and manufacturing spaces, including cleanrooms of approximately 1,600 square meters. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and manufacturing expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. Please refer to “4.B.8 Manufacturing” for productive capacity, products, and other information. Our manufacturing facilities are compliant with Chinese environment regulations.

We are building new manufacturing facilities in Shenyang to meet increased demand for our products. We commenced construction in November 2007, and have expended approximately RMB 41.8 million as of December 31, 2008 in this construction project. At present, we expect, barring any disruptive or delaying circumstances, to substantially complete the construction within the next 9 to 18 months, with approximately RMB140-175 million budgeted in additional expenditures. Upon completion, the new facilities are estimated to increase our manufacturing capacity by three to five times, subject to actual conditions and other operating parameters. We have funded, and expect to fund, such capital expenditures with a combination of cash generated from operating activities and proceeds from our initial public offering in February 2007.

We have leased office space used for local sales and services in various cities of China.

The following table contains information concerning significant real properties owned by us through Shenyang Sunshine:

Location	General Character, Size and Use of Property
Shenyang, China	3,000 square meter, used for office, manufacturing, research and development.

Shenyang, China	400 square meter, used for general corporate purposes.

Beijing, China	1,000 square meter, used for sales and marketing.

We believe that our facilities and equipment are in good working condition.

4.B.10 Employees

We had 313, 373 and 483 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2008:

As of December 31, 2008
Manufacturing and services	114
Research and development	28
General and administration	97
Marketing and sales	244
Total	483

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations.

Also, in accordance with PRC regulations, we make annual contributions towards a housing fund, a supplemental medical insurance fund and a maternity fund.

4.B.11 Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations relating to our business.

4.B.11-a Regulatory authorities

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

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. In March 2008, the MOH was reorganized and assumed administrative responsibility for the SFDA. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes, promulgating national regulations, and producing professional codes of ethics for public medical personnel. The MOH is also responsible for international issues, such as that pertinent to foreign companies and governments, and NGOs.

4.B.11-b.1 Drug Administration General

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

4.B.11-b.2 Medicine Approval and Manufacturing

Examination and approval of new medicines

In October 2002, the SFDA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, which were later revised on February 28, 2005 and subsequently replaced by the new Administrative Measures on the Registration of Pharmaceutical Products on October 1, 2007. Under the current applicable regulations, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the prevailing Administrative Measures on the Registration of Pharmaceutical Products, the approval of new medicines requires the following steps:

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

China’s Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their pharmaceutical manufacturing permit revoked by the drug administrative authorities at the provincial level. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

4.B.11-b.3 Distribution

Distribution of pharmaceutical products

According to the PRC Drug Administration Law and its implementing regulations and the Administrative Measures on Oversight of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

•	wholesalers and retailers holding Pharmaceutical trading permits;

•	other holders of pharmaceutical manufacturing permits; or

•	medical practitioners holding Medical practice permits.

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

A pharmaceutical distributor (including wholesalers and retailers) shall satisfy the following requirements:

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

Pharmaceutical distributors can only distribute pharmaceutical products obtained from those with a pharmaceutical manufacturing permit and a Pharmaceutical Trading Permit.

Restrictions on Foreign Ownership in Pharmaceutical Wholesale and Retail Businesses

Under Foreign Investment Industrial Guidance Catalogue, as amended, foreign investment in wholesale and retail sales and distribution of pharmaceutical products is restricted.

The Administration Rules on Foreign Investment in Sales and Distribution and related administrative pronouncements permit foreign companies to establish or invest in wholly-foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceutical productss in China, subject to certain review and filing requirements.

Price control and Competitive Bidding

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance and Work Injury Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether the products are newly developed products, and the status of implementing the GMP Guidelines by the manufacturer of the relevant product.

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

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of a medicine included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted by pharmaceutical companies and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality and manufacturer’s reputation and service. The bid price of the selected medicine will become the price required for purchases of that medicine by all state-owned hospitals in the relevant province or local district. This bidding mechanism was first instituted in 2004 and has been adopted across PRC, and, according to our PRC counsel, with provincial variations.

4.B.11-b.4 Key Certificates and Permits

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

4.B.11-b.5 Consumer

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

Health insurance system

According to the State Council Decision on the Establishment of the Basic Medical Insurance System of Personnel in Cities and Townships promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance and Work Injury Insurance Drug Catalogue, as amended, or Catalogue, with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the Catalogue are covered by the national medical insurance program.

Reimbursement under the National Medical Insurance Program

As of the end of 2006, approximately 157.4 million people were enrolled into the national medical insurance program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the Catalogue for the national medical insurance program, and under which category a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A national medical insurance program participant can be reimbursed for the full cost of a Category A medicine and 80 to 90% of the cost of a Category B medicine. Although it is designated as a national program, the implementation of the national medical insurance program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Category A medicines listed in the Catalogue in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Category B medicines listed in the Catalogue from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Category B medicines listed in the Catalogue. In addition, provincial governments may not downgrade a nationally classified Category A medicine to Category B. The total amount of reimbursement for the cost of prescription and over-the-counter medicines, in addition to other medical expenses, for an individual program participant in a calendar year is capped at the amount in that participant’s individual account. The amount in a participant’s account varies, depending upon the amount of contributions from the participant and his or her employer. Generally, program participants who are from relatively wealthier eastern parts of China and relatively wealthier metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.

Prescription regulations

As announced by Ministry of Health, the Prescription Administrative Measures, regulating prescription of drugs, took effect on May 1, 2007, which stipulates that doctors may only use the generic names of drugs in their prescriptions instead of brand names and that medical institutions offer patients the same type of drug from no more than two separate pharmaceutical companies. The purpose of this legislation is to minimize the practice of doctors receiving kickbacks from pharmaceutical companies for prescribing higher priced, or even unneeded, drugs to patients.

4.B.11-c Intellectual Property

4.B.11-c.1 PRC patent law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the 1985 China Patent Law (revised on December 27, 2008, to take effect as of October 1, 2009). Pharmaceutical inventions were not patentable under the China Patent Law until 1994. Patents relating to pharmaceutical inventions are effective for 20 years from the date the patent application is filed.

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

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as: (1) the loss actually suffered by the patent holder arising from the infringement; or, (2) if such actual loss cannot be ascertained, the benefit gained by the infringing party from the infringement; or, (3) if such actual loss or benefit cannot be ascertained, a reasonable amount by reference to certain times of the patent’s license fees; or, (4) if damages cannot be established by method (1) through (3), statutory damages in the range from RMB10,000 to 1,000,000 to be imposed by the court. The reasonable costs expended by the patent holder to cause infringement to cease are required to be added to the amount calculated under (1) through (3).

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

4.B.11-c.2 Trademarks

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

4.B.11-c.3 Administrative protection and monitoring periods for new drugs

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

We rely on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period till May 2010.

4.B.11-d PRC Enterprise Income Tax

The PRC government has provided various incentives to high technology companies in order to encourage development of the high technology industry and foreign investments. Such incentives include reduced tax rates and other measures.

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

On December 5, 2008, Shenyang Sunshine obtained the “High and New Technology Enterprise” certificate that entitles it to a preferential EIT rate of 15%, which was effective retroactively from January 1, 2008, to December 31, 2010.

The new EIT law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside China beginning on January 1, 2008.

4.B.11-e Regulation of foreign currency exchange, dividend distribution, and overseas listing

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

4.B.11-f Other national and provincial level laws and regulations

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

4.C Organizational Structure

The following diagram illustrates our corporate structure and jurisdiction of incorporation of each of our principal subsidiaries and principal affiliated entities as of October 2008, after which time Beijing Sunshine was dissolved and all components referring thereto shall be deemed removed from this diagram accordingly. Discussions in this section 4.C as to Beijing Sunshine refer to periods prior to its dissolution in October 2008.

4.C.1 Principal Affiliated Entities

Historically, we conducted our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine, and our distribution and logistics activities through Beijing Sunshine and Liaoning Sunshine. Under Foreign Investment Industrial Guidance Catalogue, as amended, foreign investment in wholesale and retail sales and distribution of pharmaceutical products is restricted.

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

As part of our corporate reorganization, Shenyang Sunshine sold 90% of the equity interest in Liaoning Sunshine to Mr. Dan Lou, our chairman, in November 2006. This sale resulted in Liaoning Sunshine becoming a domestic PRC company operating within its authorized scope of business.

Similarly, we had held certain equity interest in Beijing Sunshine and sold such interest as part of our corporate reorganization. Beijing Sunshine was a PRC domestic limited liability company primarily engaged in the distribution of products manufactured by Shenyang Sunshine.

Prior to our reorganization in anticipation of our initial public offering in February 2007, Beijing Sunshine and Liaoning Sunshine, as investees of a foreign invested enterprise, engaged in distribution of pharmaceutical products without the requisite approvals from the MOFCOM.

As Beijing Sunshine was duplicative in its role in relation to Liaoning Sunshine, in October 2008, Beijing Sunshine was dissolved.

4.C.2 Economic and Control Arrangements

In January 2007, Shenyang Sunshine entered into the following contractual arrangements with Liaoning Sunshine, to enable us to maintain control in it. Under these contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine through its entitlement to a majority of its revenues in the form of technology support, market development and consulting service fees.

Prior to the dissolution in October 2008, Beijing Sunshine had similar contractual arrangements with Shenyang Sunshine.

Business cooperation agreement

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

Purchase agreements for the acquisition of equity interest in Liaoning Sunshine

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

RMB13.5 million of the purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006. The remaining RMB1.5 million will be paid to Mr. Lou at closing. If Shenyang Sunshine fails to obtain the requisite government approval for Shenyang Sunshine to complete the acquisition within ten years, Shenyang Sunshine shall have the right to terminate the agreement and Mr. Dan Lou shall return the prepayment of RMB13.5 million to Shenyang Sunshine. .

Voting agreement

Pursuant to the voting agreement among Shenyang Sunshine, Mr. Dan Lou and Liaoning Sunshine, Mr. Dan Lou is required to consult with and follow any lawful instruction of Shenyang Sunshine whenever he exercises his rights as Liaoning Sunshine’s shareholder.

Equity pledge agreement

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

4.C.2.1 Consolidation and VIE Treatment

Prior to the execution of the above agreements, Shenyang Sunshine held 90% equity interests in Liaoning Sunshine, with the remaining interest held by the former majority shareholder of Shenyang Sunshine, Shenyang Keweier. Liaoning Sunshine was consolidated by Shenyang Sunshine prior to the execution of the above agreements as a result of its 90% controlling interest in Liaoning Sunshine.

As a result of the above contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine. As Shenyang Sunshine continues to hold the predominant variable interests in Liaoning Sunshine, it is deemed to be the primary beneficiary of Liaoning Sunshine, which was deemed as a variable interest entity, or VIE, in accordance with Financial Accounting Standards Board (“FASB’) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46R, effective from January 1, 2006. Accordingly, the transfer of equity interest in Liaoning Sunshine did not change the requirement to consolidate, and the financial statements of Liaoning Sunshine continue to be included in our consolidated financial statements subsequent to the execution of the above agreements.

Similarly, we had consolidated Beijing Sunshine and included its financial statements in our consolidated financial statements till its dissolution in October 2008.

4.C.3 PRC Legal Risks and Uncertainties

As advised by our legal counsel, we are of the view that:

•	our current ownership structure is in compliance with existing PRC laws and regulations;

•

the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations; and

•	our current business operations as described in this part 4.C of this annual report are not in violation of existing PRC laws, rules and regulations.

There are, however, substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC authorities will not take a view contrary to ours. See, “3.D.3 — Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to existing or potential investors;” “3.D.3 -— Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations;” and “3.D.4 Risks Related to Our Corporate Structure.”

D. Property, Plant and Equipment

Please refer to “4.B.9 Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following in conjunction with our audited consolidated financial statements for the periods covered by this report, together with the accompanying notes, all included elsewhere in this annual report. This discussion contains information and statements that are subject to risks, uncertainties, assumptions and limitations. Our actual results could differ materially from such information and statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” and other information about risks, uncertainties, assumption in this report and our other disclosures. Please also read the information under the heading “Cautionary Statement concerning Forward-Looking Statement” at beginning of this annual report.

5.A Operating Results

5.A.1 Significant Trends, Developments and Factors

Certain significant trends, developments or factors, as discussed below, have historically affected our results of operations. We believe it is reasonably likely that these trends, developments or factors, as discussed below, may affect our results of operations in one or more future periods.

5.A.1.1 Continuing Pricing Pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and the price control bidding process in China. For example, the average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain stable overall average selling prices for our higher dosage EPIAO products over the past few years. However, NDRC policies have caused us to lower prices on such products as well, which had an adverse impact on the average selling price of our EPIAO products. Nonetheless, we remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our exclusive TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth recently and favorable overall margins.

We believe our ability to continue to grow our revenues and remain profitable in the face of downward pricing pressure is primarily dependent on the following factors:

Enhancing Product Mix. We are continually enhancing our product mix through the introduction of new products, such as our proprietary new drug, TPIAO, our pre-filled syringe EPIAO and our in-licensed iron sucrose supplement. Please also see “5.A.1.2 TPIAO Growth and Reduced Reliance on EPIAO Sales” below.

Realigning Sales and Marketing Resources As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other more profitable products, thereby improving our overall product mix and sales force efficiency. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, as we strategically realigned our internal focus on EPIAO, and, in particular, its higher dosage forms, and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces while we reimburse their related costs of selling based on pre-determined percentages of sales and timeliness of collection.

Exclusivity. In some instances, we rely on exclusivity under administrative protection periods to provide us with a competitive advantage. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoys exclusivity under an administrative protection period till May 2010.

Export Sales. While export sales accounted for a small percentage of our total revenues in past periods, we believe, in the long term, growth in export sales may assist us in offsetting pricing pressures in our domestic market. See “4.B.2.1 Export Sales.”

5.A.1.2 TPIAO Growth and Reduced Reliance on EPIAO Sales.

Our net revenue growth has been primarily driven by sales of EPIAO. We have established a market leadership position in China with respect to EPIAO, which accounted for 63.5% of our total sales in 2008. In January 2006, we launched our new TPIAO product, which has outpaced EPIAO growth and become our second largest revenue contributor, with net sales revenue of RMB67.6 million (US$9.9 million) and accounting for 27.8% of our overall sales in 2008. For the three years ended December 31, 2006, 2007 and 2008, EPIAO generated approximately 77.3%, 67.3%

and 63.5% of our total revenues, respectively; and TPIAO, 12.6%, 23.9% and 27.8%, respectively. We will remain focused on promoting TPIAO products to diversify our revenue sources.

5.A.1.3 Chinese Government Undertaking Comprehensive Health Care Reform

Chinese government is undertaking to reform the national health care system. In early April of this year, a comprehensive reform plan entitled “Opinions by the Central Committee of the Chinese Communist Party and the PRC State Council concerning further Reforms of the Medical and Health System”, or Opinions, was issued by the highest level of the government. The reform plan contemplates expanded insurance coverage; increased health care spending and commitments, up to RMB850 billion in three years; increased government insurance reimbursement limits, among many other proposals. On the other hand, the Opinions emphasis the need to make medical care more affordable, which may include introduction of additional pricing controls, potentially adverse to pharmaceutical producers like us. Since the timing, scope, funding, form, and many particulars, details and ramifications of the reform measures are not known at this time, we are therefore unable to form an opinion or predict as to its effects on our business.

5.A.1.4 Possible Adverse Effects of the Global Economic Crisis

The financial crisis originated in the U.S. and the market dislocations ensued has deep and wide-ranging adverse impact on many economies. As of the date of this annual report, we have not observed any immediate material effect of this crisis in relation to our operations. Our net revenues have grown 35% in fiscal 2008 compared to fiscal 2007. Our products provide critical medical care. Exports constitute less than 5% of our total revenues. However our business is susceptible to many factors and risks closely connected with or embedded in the business environments. For fiscal 2009, we currently expect slower sales and revenues growth.

5.A.1.5 Preferential Tax Status Secured

On December 5, 2008, Shenyang Sunshine was jointly certified by the Liaoning Provincial Office of Science and Technology, Liaoning Provincial Department of Finance, National Revenue Office of Liaoning Province and Local Revenue Administration of Liaoning Province as a ‘High-Tech Enterprise.’ Under the relevant national and local regulations, a ‘High-Tech Enterprise’ is an official designation accorded to a company that, among other criteria, is engaged in a business field which receives special endorsement from the national government and has more than 60% of its income from high-tech products or services. This certification entitles Shenyang Sunshine to a preferential EIT rate of 15%, effective retroactively from January 1, 2008, to December 31, 2010.

5.A.2 Significant Components of Revenues and Expenses and Other Items

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

VAT

Our revenues are recorded net of VAT. VAT is charged based on the selling price of our products at a general rate of 17%. In China, pharmaceutical companies are accustomed to having the market sales data referenced to the gross revenues, inclusive of the VAT. For example, the data quoted by IMS Health throughout this annual report are quoted on gross revenues.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. We made an allowance for doubtful accounts of RMB777, 000 (US$113,000) for the year ended December 31, 2008. As of December 31, 2008, there were no material amounts of receivables outstanding for more than one year that was not reserved.

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

Research and development expenses. Our research and development expenses are related to activities such as preclinical studies and clinical trials and consist primarily of:

•	Direct and allocated salaries and related expenses for research and development personnel;

•	Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	Direct cost of materials used in research and development;

•	Direct cost of equipment that lacks an alternative future use;

•	Fees paid to independent research organizations in conjunction with preclinical animal studies;

•	Allocated depreciation of research equipment and laboratory facilities;

•	Manufacturing costs of our clinical trial supply quantities for our product candidates;

•	Costs associated with other clinical development such as seminar hosting and process optimization; and

•	Costs for seeking EMEA approval so that we may enter the European market for biosimilar products.

In accordance with U.S. GAAP, we expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize.

The following table shows our estimates of the total costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the years indicated.

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
R&D cost for Product
EPIAO	2,253	3,976	3,539	519
TPIAO	1,514	4,556	5,271	773

Others	2,333	3,103	13,667	2003

	6,100	11,635	22,477	3,295

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

Other income/(expense), net

We record our other income net of interest expense and foreign currency exchange losses. Our other income principally comprises interest income, grant income and various non-recurring items that are not part of our normal operating activities. Other income, or expenses, also includes income, or loss on available-for-sale securities.

5.A.3 Critical Accounting Policies and Estimates

The discussion and analysis of our operating results and financial condition are primarily based on our audited financial statements, which have been prepared in accordance with U.S. GAAP. Our operating results and consolidated financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Beijing Sunshine and Liaoning Sunshine as VIEs

(* Discussions as to Beijing Sunshine refer to periods prior to its dissolution in October 2008.)

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

The total equity investment at risk is not sufficient to permit either Beijing Sunshine or Liaoning Sunshine to finance its activities without additional subordinated financial support provided by Shenyang Sunshine. Shenyang Sunshine finances each of Beijing Sunshine and Liaoning Sunshine in the form of subordinated trade payables arising from the sales of products from Shenyang Sunshine to Beijing Sunshine or Liaoning Sunshine. Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Beijing Sunshine and of Liaoning Sunshine.

As variable interests in each of Beijing Sunshine and Liaoning Sunshine are predominately held by Shenyang Sunshine, Shenyang Sunshine is deemed to be the primary beneficiary of each of Beijing Sunshine and Liaoning Sunshine under FIN 46R. Accordingly, the financial statements of Beijing Sunshine and Liaoning Sunshine are consolidated in Shenyang Sunshine’s financial statements from the respective dates Shenyang Sunshine became involved with each of Beijing Sunshine and Liaoning Sunshine. The transfers of our equity interest in Beijing Sunshine and Liaoning Sunshine in 2006 did not change our requirement to consolidate Beijing Sunshine and Liaoning Sunshine under FIN 46R.

For more details, see “4.C. Organizational Structure.”

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

For the two legacy products Intefen and Inleusin which we market using third parties sales efforts and reimburse expenses incurred by the agency distributors based on a predetermined percentage of sales and timeliness of collection, we account for revenues from this type of sales channel in accordance with EITF Issue No. 01-9. Under EITF Issue No. 01-9, our cost reimbursement offered to distributors is classified as a reduction in sales revenue. Based on the terms and conditions agreed with the distributors, we accrued and recorded the reimbursements of expenses to the distributors as reduction in revenue, which reduced net sales by RMB1.4 million, RMB2.1 million and RMB1.7 million (US$0.25 million) in the years ended December 31, 2006, 2007 and 2008, respectively.

Determination of other-than-temporary impairment of investment securities

A decline in the market value of any investment security, including those that are available-for-sale that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The current economic environment has increased the degree of uncertainty inherent in our assessment of other-than-temporary impairments of investment securities.

Research and development costs

We expense research and development costs except for equipment that has alternative future uses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2 Accounting for Research and Development Costs. We critically identify any research and development activities that could be objectively measured and recognized and are aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of materials and equipment that have alternative uses and amortize them over their useful life. Elements of research and development costs may include direct materials, direct labor and overhead allocation including other related personnel engaged in research and development activities. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included. Upfront and milestone payments made to third parties in connection with research and development collaborations prior to regulatory approval are expensed as incurred. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the shorter of the remaining license period or product patent life. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expenses in the years ended December 31, 2006, 2007 and 2008 were RMB5.5 million, RMB4.9 million and RMB5.7 million (US$0.8 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

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

Allowance for doubtful accounts

We evaluate the recoverability of our account receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that our account receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. The accounting effect of this entry would be a charge to income. We believe that the current charges to income are sufficient to reflect the recoverability of our account receivable.

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

5.A.4 Result of Operations

The table below sets forth selected results of operations data expressed as a percentage of total revenues, for the years indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2006	2007	2008
	%	%	%
Statement of Income Data:
Revenues:
EPIAO	77.3	67.3	63.5
TPIAO	12.6	23.9	27.8
Intefen	3.9	2.3	2.1
Inleusin	0.9	0.6	0.3
Iron		1.8	2.9
Export	4.6	3.8	3.4
Others	0.7	0.3	0.0
Total	100	100	100
Cost of revenues	(9.1)	(9.7)	(8.9)
Gross margin	90.9	90.3	91.1
Operating expenses:
Research and development	(4.8)	(6.5)	(9.3)
Sales, marketing and distribution	(47.9)	(46.7)	(49.3)
General and administrative	(9.6)	(10.2)	(12.9)
Subtotal	(62.3)	(63.4)	(71.5)
Operating margin	28.6	26.9	19.6
Other income/(expense), net
Interest income	0.3	20.1	9.8
Interest expense	(3.3)	(0.5)	0.0
Grant income	2.5	0.6	0.2
Net realized loss on available-for-sale securities			(7.8)
Impairment loss on available-for-sale securities			(1.8)
Others	(0.2)	0.1	0.8

Total other income/(expense), net	(0.7)	20.3	1.2
Income before income tax expense and minority interests	27.9	47.2	20.8
Income tax	(4.1)	(1.9)	(4.8)
Income before minority interests	23.8	45.3	16.0
Minority interests, net of tax	0.1	0.1	0.3
Net margin	23.9	45.2	16.3

Year ended December 31, 2007 compared with year ended December 31, 2008

Revenues. Our revenues increased by 35.0%, from RMB180.2 million in 2007 to RMB243.2 million (US$35.7 million) in 2008. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 56.9% over 2007 in revenues to RMB67.6 million (US$9.9 million) in 2008, compared to RMB43.1 million in 2007. TPIAO was our second largest revenue contributor in both 2007 and 2008, accounting for 23.9% and 27.8% of total revenues, respectively. The increase was also attributable to greater revenues from our leading EPIAO products, which maintained a strong growth by 27.5%, from RMB121.2 million in 2007 to RMB154.6 million (US$22.7 million) in 2008. The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenues. Our cost of revenues were RMB17.4 million, and RMB21.7 million (US$3.2 million), for the years ended December 31, 2007 and 2008, respectively. The 24.8% increase in cost of revenues was less than the 35% revenues growth. Cost of revenues as a percentage of revenues went down from 9.7% in 2007 to 8.9% in 2008 due to enhancement of cost control and improvement of raw material utilization rate. The cost increase remained in line with sales volume.

Operating expenses. Our total operating expenses increased by 52.1% from RMB114.2 million in 2007 to RMB173.7 million (US$25.5 million) in 2008. The increase was primarily due to an increase in research and development (R&D), sales, marketing and distribution expenses.

•

Research and development expenses. R&D expenses increased 93.2% to RMB22.5 million (US$3.3 million) for 2008 from RMB11.6 million for 2007. In 2008, we entered into a development and commercialization agreement with AMAG, for ferumoxytol. Under the agreement, we paid a non-refundable upfront fee of US$ 1 million (approximately RMB6.9 million) to AMAG, which was expensed and classified as R&D cost for the year ended December 31, 2008.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 42.3% to RMB119.8 million (US$17.6 million) in 2008 from RMB84.2million in 2007. The increase was primarily attributable to increased marketing activities, and higher staff costs including salaries and bonuses, travel expenses, and stock-based compensation expenses, as well as increased headcount.

•

General and administrative expenses. Our general and administrative expenses increased 71.2% from RMB18.4 million in 2007 to RMB31.5 million (US$4.6 million) in 2008. The increase was primarily attributable to higher staff costs and bonuses in connection with increased headcount, and partly attributable to stock-based compensation expenses, and an increase in audit costs, legal fees and insurance.

Other income/(expense), net. We had net other income of RMB2.9 million (US$0.4 million) in 2008 compared to net other income of RMB36.5 million in 2007, primarily due to net realized loss on disposal of available-for-sale securities totaling RMB19.0 million, and other-than-temporary impairment loss on available-for-sale securities of RMB4.4 million.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests decreased 40.4% from RMB85.0 million in 2007 to RMB50.6 million (US$7.4 million) in 2008, mainly due to losses and impairment of RMB23.4 million on available-for-sale securities.

Income tax expense. Our income tax expense increased 240.7%, from RMB3.4 million in 2007 to RMB11.6 million (US$1.7 million) in 2008. This increase in tax amount was mainly due to increased profit earned by Shenyang Sunshine in 2008, which is subject to PRC income tax, as well as one-off reinvestment tax refund and tax credit for purchase of domestic equipment totaling RMB3.1 million recorded in 2007.

Net income. As a result of the foregoing, our net income experienced a 51.5% decrease from RMB81.6 million in 2007 to RMB39.5 million (US$5.8 million) in 2008.

Year ended December 31, 2006 compared with year ended December 31, 2007

Revenues. Our revenues increased by 41.0%, from RMB127.8 million in 2006 to RMB180.2 million in 2007. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which generated revenues of RMB43.1 million in 2007, compared to RMB16.1 million in 2006. TPIAO was our second largest revenue contributor in 2007, accounting for 23.9% of total revenues in the year. The increase was also attributable to greater revenues from our leading EPIAO products, which increased by 22.7% from RMB98.8 million in 2006 to RMB121.2 million in 2007, primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenues. Our cost of revenues were RMB11.6 million and RMB17.4 million for the years ended December 31, 2006 and 2007, respectively. The increase was primarily due to the increase in sales volume, and a one-time cost of RMB1.0 million due to forfeiture of deposits as we did not meet the sales volume target for Tietai Iron Sucrose Supplement. Cost of revenues as a percentage of revenues remained stable at around 9%.

Operating expenses. Our total operating expenses increased by 43.4% from RMB79.6 million in 2006 to RMB114.2 million in 2007. The increase was primarily due to an increase in sales, marketing and distribution expenses.

•

Research and development expenses. Our research and development expenses increased 90.7% to RMB11.6 million for 2007 from RMB6.1 million for 2006. The increase was mainly attributable to the research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests, the development of our new EPIAO product candidates and the continued development of other new products.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 37.4% to RMB84.2 million in 2007 from RMB61.3 million in 2006. The increase was primarily attributable to increased marketing activities and higher staff costs and bonuses as a result of an increase in headcount. Sales, marketing and distribution expenses as a percentage of revenues decreased slightly from 47.9% in 2006 to 46.7% in 2007.

•

General and administrative expenses. Our general and administrative expenses increased 49.8% from RMB12.3 million in 2006 to RMB18.4 million in 2007. The increase was primarily attributable to the increase in staff costs and bonuses as a result of an increase in headcount. General and administrative expenses remained stable at around 10%.

Other income/(expense), net. We had net other income of RMB36.5 million in 2007 compared to net other expense of RMB0.9 million in 2006, primarily due to the interest income on the net proceeds we received from our initial public offering in February 2007 and a decrease in interest expense as we fully repaid our borrowings in 2007.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased 138.3% from RMB35.7 million in 2006 to RMB85.0 million in 2007.

Income tax expense. Our income tax expense decreased 34.5%, from RMB5.2 million in 2006 to RMB3.4 million in 2007, and our effective tax rate was 4.0% for 2007 as compared to 14.6% for 2006, primarily attributable to a tax rebate of RMB2.7 million from the reinvestment of retained earnings in a subsidiary and the interest income on the net proceeds from our initial public offering which was paid to our company incorporated in the Cayman Islands and not subject to tax.

Net income. As a result of the foregoing, our net income increased 167.8%, from RMB30.5 million in 2006 to RMB81.6 million in 2007.

5.B Liquidity and Capital Resources

Overview

As of December 31, 2008, we had cash, cash equivalents and time deposits of RMB733.0 million (US$107.4 million) and working capital of RMB795.7 million (US$116.6 million). For the year ended December 31, 2008, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering in 2007 and cash flows from operating activities. Our primary uses of funds in 2008 have been for the construction of new manufacturing facilities, upgrading of existing facilities, clinical trials, expansion of our sales and marketing network in China, and purchase of investment securities. As of December 31, 2008, our cash, cash equivalents and time deposits of RMB733.0 million (US$107.4 million) is denominated largely in RMB and in other foreign currencies, including USD and Hong Kong dollars. Our cash and time deposits position denominated in RMB totaled RMB 118.1 million (US$17.3 million) and our cash and time deposits position denominated in foreign currencies (mainly US$) totaled US$89.5 million. In fiscal year 2008, we have utilized part of cash to invest in available-for-sale securities with the goal of increasing interest income while preserving capital. Due to the changing global economic environment and the global financial crisis, a part of our investments was affected. In the face of the changing economic environment, we have been closely monitoring our current investments and will be more conservative in purchasing new investments in the future to protect our cash position from the financial market uncertainties. As of December 31, 2008, we have cash and cash equivalent of RMB 439.2 million (US$64.4 million) and time deposit of RMB 293.8 million (US$ 43.1 million).

The following table summarizes the sources of our cash flows for the years indicated:

	For the Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	37,042	68,762	60,468	8,863

Net cash provided by / (used in) investing activities	17,041	(36,491)	(368,889)	(54,070)

Net cash provided by / (used in) financing activities	(54,457)	801,745	(14,467)	(2,120)

Net cash provided by operating activities

Our net cash provided by operating activities was RMB 60.5 million (US$8.9 million) in 2008 compared to RMB68.8 million in 2007. The decrease of RMB8.3 million in cash provided by operating activities in 2008 from 2007 reflects a decrease in operating income of RMB0.8 million and interest income of RMB12 million, partially offset by the effect of a RMB 10.1 million decrease in prepaid expenses and other receivables.

Our net cash provided by operating activities was RMB68.8 million in 2007 compared to RMB37.0 million in 2006. The increase of RMB31.8 million in cash provided by operating activities in 2007 from 2006 reflects an increase in net income of RMB51.0 million, partially offset by a RMB14.8 million increase in accounts receivable primarily due to the increase in sales volume.

Net cash provided by / (used in) investing activities

Our net cash used in investing activities was RMB368.9million (US$ 54.1million) in 2008, compared to net cash used in investing activities of RMB36.5 million in 2007. The cash outlay in investing activities in 2008 consisted primarily of RMB36.7million (US$5.4 million) for purchases of property, plant and equipment related to the upgrade of existing facilities and other fixed assets and leasehold improvements, and RMB 293.8 million (US$43.1 million) for time deposits with financial institutions and RMB32.9 million (US$4.8 million) net purchases of investment securities.

Our net cash used in investing activities was RMB36.5 million in 2007, compared to net cash provided by investing activities of RMB17.0 million in 2006. The cash outlay in investing activities in 2007 consisted primarily of RMB11.7 million for purchases of property, plant and equipment related to the upgrade of existing facilities and other fixed assets and leasehold improvements, RMB5.6 million in deposits for the acquisition of property, plant and equipment related to construction of new manufacturing facilities, and RMB15.7 million for purchases of available-for-sale securities (primarily in long-term corporate bonds). The net cash inflow from investing activities in 2006 resulted primarily from the repayment of a loan advanced to shareholder Shenyang Keweier.

Net cash provided by/(used in) financing activities

Net cash used in financing activities in 2008 was RMB14.5 million (US$2.1 million), which represents the amount paid for the repurchases of our ADSs, compared to net cash provided by financing activities of RMB801.7 million in 2007, which reflects the net proceeds we received from our initial public offering in 2007.

Net cash provided by financing activities was RMB801.7 million in 2007, compared to RMB54.5 million used in financing activities in 2006, primarily due to the net proceeds we received from our initial public offering in 2007.

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

Our indebtedness as of the dates indicated was as follows:

	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Short-term bank loans	15,000	—	—	—
Long-term bank loans	25,000	—	—	—
Total debt	40,000	—	—	—

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our subsidiary is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends are subject to a 10% withholding tax in the PRC under the new EIT Law.

Capital Expenditures

The following sets forth our total capital expenditures for the periods indicated.

	(RMB in thousands)	(US$ in thousands)
2006	2,671	N/A
2007	17,314	N/A
2008	36,777	5,391

Historically, most of our capital expenditures were incurred for purchases of production and office equipment, research laboratory, upgrade for our plant and office renovation.

In the year ended December 31, 2008, our capital expenditure of RMB36.8 million (US$5.4 million) related primarily to upgrading of existing facilities, construction of new manufacturing facilities, and purchases of office equipment and other fixed assets.

In the year ended December 31, 2007, our capital expenditures of RMB17.3 million related primarily to upgrading of existing facilities, office renovation, and purchases of office equipment and other fixed assets.

In the year ended December 31, 2006, our capital expenditures of RMB2.7 million related primarily to purchases of office and production equipment for our TPIAO and EPIAO products and, to a lesser extent, purchase of automobiles.

Our future capital requirements may include, but are not limited to, upgrading our existing facilities for our research and development and production to meet EMEA standards and to build new facilities. Although we are not obligated to meet any absolute minimum dollar spending requirements, our future capital requirements will depend on many factors, including the scope and progress made in building our new manufacturing facilities in the next two years. The major component of our planned capital expenditures for 2009 is construction of the new manufacturing facilities.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and our existing cash, cash equivalents and time deposits without much need for debt financing. Therefore, we believe that the anticipated higher depreciation charges related to our ongoing and planned facility expansion could be offset to a certain extent by the expected reduction in interest costs.

5.A-B.1 Recent Issued Accounting Standards

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. We are required to adopt SFAS No. 159 beginning on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for a cumulative-effect adjustment to retained earnings as of the date of initial adoption. We have determined not to adopt the fair value option for existing eligible items as of January 1, 2008.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, the new standard will result in the presentation of what are currently considered minority interests to be classified as equity. In addition, SFAS No.160 requires that losses be attributed to both the parent and the noncontrolling interest even if the noncontrolling interest’s equity balance becomes negative. The guidance will become effective for the fiscal year beginning after December 15, 2008. We are required to adopt SFAS No. 160 beginning on January 1, 2009. The adoption of SFAS No. 160 is not expected to have a material impact on our consolidated financial statements.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS No. 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s balance sheet, statements of income and statements of cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of SFAS No. 161 on the disclosures of derivatives.

FSP 142-3

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently evaluating the impact that FSP FAS 142-3 will have on the consolidated financial statements.

FSP FAS 157-4

In April 2009, the FASB issued Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.

FSP FAS 115-2 and FAS 124-2

In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.

For more details of recently issued accounting standards, see Note 2(v) to our consolidated financial statements included elsewhere in this annual report.

5.A-B.2 Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.6%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

5.C Research and Development

See “4.B.6 Research and Development”

5.D Trend Information

Other than disclosed elsewhere in this annual report, as of this date, we are not aware of any significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since fiscal year 2008.

For fiscal year 2009, other than disclosed elsewhere in this annual report, as of this date, we are not aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Operating Lease Obligations	1,800	1,800
Capital Commitments	19,579	19,579	—	—	—

Total obligation and commitments	21,379	21,379	—	—	—

Milestone and Royalty Payments (*not included in the table above)

Under our development and commercialization agreement with AMAG for ferumoxytol, AMAG received an upfront payment of US$1 million from us and is eligible to receive additional milestone payments upon regulatory approval of ferumoxytol in China for CKD and other specified indications developed in China. AMAG is also entitled to receive tiered, double-digit royalties, of up to 25%, based on sales of ferumoxytol by us.

Under our collaboration agreement with Epitomics Inc., we will be required to pay a royalty payment equivalent to a certain percentage of the net sales of therapeutic products developed through the collaboration, should such products reach market. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

Cautionary Statement:

Not to affect the general applicability of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to this or other parts of this annual report, as more fully discussed in “Cautionary Statement concerning Forward Looking Statements” at the beginning of this annual report, the information contained in above table constitutes, as provided under Form 20-F Item 5.G, “forward looking statement” within the meaning of those laws, and are subject to various risks and uncertainties, such as future changes in the circumstances surrounding the subject contracts or commitments.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of December 31, 2008 and the positions held by them. The business address for each of our executive officers and directors is Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou	74	Chairman of Board of Directors
Dr. Jing Lou	46	Chief Executive Officer, Director
Liping Xu	55	Vice President, Director
Bin Huang	48	Vice President of Human Resources, Director
Bo Tan	36	Chief Financial Officer (principal financial and accounting officer)
Lawrence S. Wizel(1)	66	Independent Director
Mingde Yu(1)	63	Independent Director
Moujia Qi(1)	76	Independent Director
Dr. Yingfei Wei	48	Chief Scientific Officer, Vice President of Business Development
Dr. David Chen	44	Executive Vice President and Chief Operating Officer
Dongmei Su	39	Chief Technology Officer
Norman Tong	40	Controller
Ke Li	41	Corporate Secretary

(1)	Member of the audit committee. Member of the compensation committee.

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

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University. Mr. Dan Lou is the father of Dr. Jing Lou.

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

Bo Tan has served as our CFO since February 2009. He has extensive experience within the financial and pharmaceutical industries, having worked across private equity, equity research and commercial practice. Previously, he served as the Executive Director and a member of Investment Committee for Bohai Industrial Fund Management Company, a private equity fund in China. Earlier in his career, he spent six years in the pharmaceutical industry with Eli Lilly & Company and EMD Pharmaceuticals, Inc in North America and went on to serve as a China healthcare and consumer analyst at Lehman Brothers Asia and Macquarie Securities in Hong Kong. He received his MBA degree from Thunderbird School of International Management, an MA degree in economics from the University of Connecticut and a BA degree in economics from Renmin University of China. Mr. Tan is also a Chartered Financial Analyst.

Lawrence S. Wizel has served as a director since September 2006. Since August 2007, Mr. Wizel has been a member of the board of directors of Puda Coal, Inc. (OTC:PUDC), a supplier of metallurgical coking coal to the industrial sector in China. Since 2006, Mr. Wizel has served on the board of directors of American Oriental Bioengineering, Inc. (NYSE: AOB), a Chinese company focused on certain prescription and OTC pharmaceutical products and nutraceutical products. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He also serves as a Member on the Board of Trustees of Helen Keller Services for the Blind. He received his bachelor’s degree in science from Michigan State University.

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

Norman Tong, our controller, joined us in March 2009. Mr. Tong have previously worked with various Fortune 500 companies, including Pepsi and others, as a senior finance team leader. Mr. Tong received a bachelor’s degree in accounting from National University of Finance and Economics in 1992 and a master’s degree in finance from Liaoning University.

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

6.B Compensation

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

In 2008, the aggregate cash compensation we paid to our directors and executive officers, was approximately RMB7.4 million (US$1.1 million), and we granted options to acquire an aggregate of 764,575 ordinary shares to our directors and executive officers.

Other than described in the foregoing, our directors and executive officers may or may not participate in compensatory or benefits plans or arrangements that is available by its terms to employees, officers or directors generally, the operation of which plan or arrangement uses the same method to allocate benefits to management and non-management participants.

6.C Board Practices

Our board of directors currently consists of seven members, among whom, as determined by our board of directors, Mr. Lawrence S. Wizel, Mr. Mingde Yu, and Mr. Moujia Qi, are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules as amended from time to time.

6.C.1 Audit Committee

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel (Chair), Mr. Mingde Yu and Mr. Moujia Qi, was established in October 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the Nasdaq Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors.

6.C.2 Compensation Committee

Our compensation committee of the board of directors, consisting of Mr. Mingde Yu (Chair), Mr. Lawrence S. Wizel and Mr. Moujia Qi, was established in January 2008. Since there are no specific requirements under Cayman Islands law on the composition of our compensation committee, our practice was established by our board of directors by reference to similarly situated issuers. All members of our compensation committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules.

The compensation committee is responsible for assisting the board of directors, in fulfilling its responsibilities, to oversee our compensation and benefits programs, and to determine the compensation package of chief executive officer and other executive officers.

6.C.3 Investment Committee

Our investment committee is appointed by the board of directors to assist the board in fulfilling its responsibility to oversee our investment policy. The investment committee currently consists of the three independent directors, our chief executive officer, chief operating officer and chief financial officer. In carrying out its responsibilities, the investment committee evaluate our investment policy periodically, approve any exceptions to the existing investment policy, and, recommend appropriate material policy changes to our board of directors.

6.C.4 Terms of Directors and Executive Officers

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

Our executive officers are appointed by and serve at the discretion of our board of directors

6.C.5 Employment Agreements and Director Services Appointment

We have entered into employment agreements with all of our executive officers and employees. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee severance amount equal to one month of his or her salary for each year of his or her service for our company. An executive officer may terminate the employment at any time upon one month, written notice.

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

Such employment agreement is the only agreement between us and our employee directors with respect to their services to us.

Each of our independent directors has received an appointment letter from us, which stipulates various customary terms and conditions, including advance notice of termination, services compensation, confidentiality obligations, directorship termination, and indemnification.

6.D Employees

See “4.B.10 Employees.”

6.E Share Ownership

Directors and Senior Officers Share Ownership

Please refer to the applicable part under Item 7.A “Major Shareholders”, reporting under which section share ownership of directors and officers who does not meet the criteria of a major shareholder is for convenience of reference only and shall be without any substantive significance with respect to that Item.

Employee Participation in the Company Capital: 2006 Stock Incentive Plan

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

Option Grant to Directors and Senior Officers

The following table summarizes, as of December 31, 2008, the latest practicable date, options that we granted to several of our directors and executive officers and to other individuals as a group under our 2006 stock incentive plan:

Name	Number of shares to be issued upon exercise of options	Per share exercise price (US$)	Grant date	Date of Expiration
Dr. Jing Lou	179,400	1.60	October 1, 2006	October 1, 2009
	168,000	1.15	March 7, 2008	October 1, 2011
Bin Huang	30,000	1.60	October 1, 2006	October 1, 2009
	84,000	1.15	March 7, 2008	October 1, 2011
Lawrence S. Wizel	*	1.60	October 1, 2006	October 1, 2009
Mingde Yu	*	1.10	March 17, 2008	March 17, 2011
Moujia Qi	*	1.60	October 1, 2006	October 1, 2009
	*	1.65	January 17, 2008	December 31, 2008
Dr. Yingfei Wei	*	1.60	October 1, 2006	October 1, 2009
	*	1.15	March 7, 2008	October 1, 2011
Dr. David Chen	*	1.60	July 23, 2007	June 1, 2010
	*	1.15	March 7, 2008	October 1, 2011
Dongmei Su	*	1.60	October 1, 2006	October 1, 2009
	*	1.15	March 7, 2008	October 1, 2011
Ke Li	*	1.60	October 1, 2006	October 1, 2009
	*	1.15	March 7, 2008	October 1, 2011

*	Upon exercise of all options granted, the grantee would beneficially own less than 1% of our outstanding ordinary shares.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2008, the latest practicable date, by:

•	each of our executive officers and directors; and

•	each person known by us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares beneficially owned(1)(2)
Name	Number of Ordinary Shares	%
Directors and executive officers:
Dan Lou(3)	11,429,898	7.59
Dr. Jing Lou(4)	5,203,652	3.45
Liping Xu(5)	7,333,554	4.87
Dr. Yingfei Wei	*	*
Lawrence S. Wizel	*	*
Mingde Yu	*	*
Dr. David Chen	*	*
Bo Tan	*	*
Moujia Qi	*	*
Bin Huang(6)	1,769,542	1.17
Dongmei Su	*	*
Ke Li	*	*
Norman Tong	*	*

Principal Shareholders:
Achieve Well International Limited(7)	24,868,079	16.52
Happyview Finance Limited(8)	15,024,393	9.98
Lan’s Holdings Limited(9)	11,732,219	7.79
Starry Investments Limited(10)	8,460,006	5.62
W&W International Investments Limited(11)	7,732,074	5.13

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report such person beneficially would own less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 150,575,955 ordinary shares outstanding as of December 31, 2008, the latest practicable date, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this annual report on Form 20-F.
(3)	Mr. Dan Lou’s total holdings, as reported here, include 6,599,478 ordinary shares held in trust on his behalf by Achieve Well International Limited, and 4,830,420 ordinary shares, indirectly through his wholly-owned company, Witty Mind International Limited.
(4)	Dr. Jing Lou’s total holdings, as reported here, include 4,856,252 ordinary shares held in trust on his behalf by Achieve Well International Limited., and 347,400 ordinary shares underlying options exercisable by Dr. Jing Lou within 60 days of the date of this annual report on Form 20-F.
(5)	Ms. Liping Xu’s holdings, as reported here, include 6,119,093 ordinary shares held in trust on her behalf by Achieve Well International Limited, and 1,214,461 ordinary shares, indirectly through her wholly-owned company, Precious Winwin Limited.
(6)	Ms. Bin Huang’s holdings, as reported here, include 1,655,542 ordinary shares held in trust on her behalf by Achieve Well International Limited., and 114,000 ordinary shares underlying options exercisable by Ms. Bin Huang within 60 days of the date of this annual report on Form 20-F.

(7)	Achieve Well International Limited is a British Virgin Islands international business company for investment purpose with its business address at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang, P.R. China. Achieve Well International Limited is beneficially owned, as of the date hereof, by Mr. Dan Lou (approximately 24.7%), Ms. Liping Xu (approximately 23.0%), Mr. Jing Lou (approximately 18.2%), Mr. Bin Huang (approximately 6.2%), Ms. Dongmei Su (approximately 3.7%), Mr. Ke Li (approximately 3.1%) and certain other individuals. Each beneficial owner of Achieve Well International Limited has the voting rights with respect to the securities beneficially owned by him or her.
(8)	Happyview Finance Ltd. is a British Virgin Islands international business company solely owned by Mr. Ou Su, who shares with Happyview Finance Ltd. both voting and dispositive power over our ordinary shares. Its business address is at Room 608, Block Q, Huiyuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, PRC. This share information is as of December 31, 2007 and is based upon a report on schedule 13G filed by Happyview Finance Ltd. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Happyview Finance Ltd.
(9)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both investment and voting authority with respect to the voting securities held by him or her. Its business address is at Room 22B, No. 969 Beijing Road West, Jianan District, Shanghai, PRC.
(10)	Starry Investments Limited is a Samoan international business company solely owned by Ms. Lili Liu, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 4 Zhong Xing Street, Heping District, Shenyang, Liaoning, PRC and Ms. Lili Liu is its sole director.
(11)	W&W International Investments Limited is a British Virgin Islands international business company solely owned by Ms. Lisha Zhang, who has both investment and voting authority with respect to the voting securities of such company. Its business address is at 9B1 Hexiang Yuan, No. 12, Hexiang West Road, Kaiyuan District, Xiamen, PRC and Ms. Lisha Zhang is its sole director.

There are no different voting rights among holders of our ordinary shares, except certain requirements and limitations may apply to our ADS.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as discussed below, we are not aware of any significant change in the percentage ownership held by any major shareholders during the past three years:

•

Sansar Capital Management, L.L.C., a Delaware limited liability company, with Sansar Family II, L.L.C. as the managing member of Sansar Capital Management, L.L.C. (with Sanjay Motwani as the managing member of Sansar Family II, L.L.C.), owned 5,368,888 ordinary shares as of December 31, 2008, less than 5% of our outstanding ordinary shares at such time, according to an amended report on Schedule 13G filed by Sansar Capital Management, L.L.C. with the Securities and Exchange Commission on February 13, 2009, compared to 7,913,458 ordinary shares reported as of December 31, 2007.

•

Pacven Walden Ventures VI, LP, a Cayman Islands limited partnership, of which the beneficial owner is Pacven Walden Management VI Co. Ltd., previously owned 9,404,313 ordinary shares. We no longer have information concerning its share ownership. Its business address is at 2806A Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

B. Related Party Transactions

Certain agreements with VIE entities

See “4.C.2 Economic and Control Arrangements” for certain agreements with VIE entities.

Agreements with Epitomics Inc.

The collaboration partner for our development of TNF alpha monoclonal antibody, Epitomics Inc., or Epitomics, is a related party, whose Chief Executive Officer is an immediate family member of our Chief Scientific Officer. The collaboration combines our development capabilities and Epitomics’ approach for generating a large panel of therapeutic leads for the purpose of the identification of best-in-class drug candidates for anti-TNF therapy. There were no fees paid to Epitomics during fiscal 2008. Under the terms of the agreement, Epitomics may receive royalties on any potential future products sold in China.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are not aware of any legal or arbitration proceedings, or any governmental proceedings pending or known to be contemplated, which may have, or have, had, in the recent past, significant effects on the company’s financial position or profitability. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “3.D.1—If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.” Please also refer to discussions under “Item 3.D Risk Factors” with respect to other significant regulatory and legal risks.

Dividend Policy

Since the incorporation of our company in 2006, we have never declared or paid any cash dividends on our ordinary shares. However, if we declare dividends in the future, we may be subject to currency exchange restriction. See “3.D.3—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

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

B. Significant Changes

Lloyds Investment Loss

The Company evaluates whether unrealized losses on investment securities indicate other-than-temporary impairment. During the year ended December 31, 2008, the Company acquired certain fixed rate perpetual capital securities (the “Perpetual Securities”) issued by Lloyds TSB Bank plc (“Lloyds”) totalling US$2,000,000. The Perpetual Securities, bearing interest at 7.875% per annum, have no maturity date and are not redeemable at the option of the Company at any time. The Perpetual Securities may be redeemed at the option of Lloyds on or after the five years of the issue date at their principal amount together with any interest payments which are outstanding. Lloyds may at any time elect to exchange the Perpetual Securities for “Qualifying Tier 1 Securities” as specified in the terms of the Perpetual Securities.

On December 16, 2008, Lloyds gave a notice to the holders of Perpetual Securities that on January 19, 2009, the Perpetual Securities would be exchanged for corresponding non-cumulative preference shares totalling US$2,000,000 in the share capital of Lloyds TSB Group plc (the “Preference Shares”), the parent company of Lloyds, in accordance with the terms of the Perpetual Securities. The holder of the Preference Shares has a right to a preferential dividend at a rate of 7.875% per annum. Under the terms of the Preference Shares, the dividends are discretionary and non-cumulative.

As of December 31, 2008, the fair value of Perpetual Securities was RMB9,254,000 (US$1,356,000) based on quoted market price. Since the Perpetual Securities were exchanged for Preference Shares in January 2009 and the fair value of the Preference Shares at the date of exchange was lower than the fair value as of December 31, 2008, the Company has recognized an other-than-temporary impairment loss on the Perpetual Securities of RMB4,391,000

(US$644,000) for the year ended December 31, 2008. Other-than-temporary impairment losses are included in “other income/(expense), net” on the consolidated statements of income and comprehensive income/(loss).

Subsequent to the year ended December 31, 2008, in addition to the impairment losses recognized as of December 31, 2008, a loss on investment in the Perpetual Securities of RMB4,612,000 (US$676,000) was further recognized in earnings in the first quarter of 2009. The loss was based on the fair value of the Preference Shares at the date of exchange.

No Other Change (as qualified)

Except as disclosed above and elsewhere in this annual report, we are not aware of any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 885754105. Each of our ADSs represents the right to receive seven shares.

The following table provides the high and low closing prices for our ADSs on the Nasdaq Global Market for (1) the full financial years ended December 31, 2007 and 2008, (2) each full fiscal quarter of the financial years ended December 31, 2007 and 2008, and (3) each of the most recent six months.

	Closing Price
	Per ADS
	High US$	Low US$

2007	21.21	8.79
First Quarter (from February 7)	16.79	10.90
Second Quarter	11.59	9.17
Third Quarter	15.00	8.79
Fourth Quarter	21.21	10.02
2008	14.63	4.97
First Quarter	14.63	7.32
Second Quarter	10.99	8.61
Third Quarter	10.42	6.15
September	9.82	6.15
Fourth Quarter	7.80	4.97
October	6.70	5.43
November	6.19	4.97
December	7.80	5.84
2009
First Quarter	7.46	4.51
January	7.46	5.16
February	5.50	5.00
March	6.77	4.51

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on September 5, 2006.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business, or other than those listed in the Exhibits hereto or discussed elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

For exchange control in China, please refer to “4.B.11 Regulations”

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

Based upon the composition and valuation of our assets, we do not believe that we were a PFIC for our taxable year ending December 31, 2008. Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2008, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in our initial public offering, and other liquid assets that we presently hold, for the purpose of the capital expenditures described in this annual report or other projects.

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

Cash distributions in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Renminbi should equal the United States dollar value of the Renminbi on the date of the distribution, regardless of whether the Renminbi is actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Renminbi generally will be United States source ordinary income or loss. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to distributions made by “qualified foreign corporations” (as discussed above in “Distributions on ADSs or Ordinary Shares”)

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as The NASDAQ Stock Market LLC. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) during each calendar quarter. While the company anticipates that the ADSs will qualify as being “regularly traded” on The NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cautionary Statement:

Not to affect the general applicability of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to this or other parts of this annual report, as more fully discussed in “Cautionary Statement concerning Forward Looking Statements” at the beginning of this annual report, all the information contained under this Item, as provided under Form 20-F Item 11(d), constitutes “forward looking statement” within the meaning of those laws and are subject to various risks and uncertainties, except for information regarding how our primary market risk exposures are managed and certain historical facts.

Interest Rate Risk

Interest-earning instruments carry a degree of interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by cash invested in demand and time deposits from our initial public offering proceeds. We have not used any derivative financial instruments to manage our interest risk exposure. If market interest rates for such deposits decrease in the near future, such decrease may cause the amount of our interest income to fall. A hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2009 would result in a decrease of approximately RMB 2.3 million in interest income on our balance of such demand and time deposits as of December 31, 2008.

Foreign Currency Risk

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in substantial appreciation of the RMB against the U.S. dollar since then. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Substantially all of our revenues and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. and Hong Kong dollars, to which our exposure to foreign exchange risk primarily relates. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

To the extent that we need to convert U.S. dollars we have received from our initial public offering into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would have full impact on the Renminbi amount we receive from the conversion. Our cash, cash equivalents and time deposits with original maturities over three months denominated in U.S. dollars was US$89.5 million as of December 31, 2008. If we had converted such balance from US dollar to RMB at December 31, 2008, the converted amount would have been RMB610.8 million (using an exchange rate of 1USD=6.8225 RMB at Dec. 31, 2008). If RMB were to appreciate by 5% against U.S. dollar over the Dec. 31, 2008 exchange rate, the converted amount would be RMB580.2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a–15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

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

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to preparation and presentation of financial statements, and may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our principal external auditor, KPMG, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2008, as stated in their report which appears on page F-1 of this annual report on Form 20-F, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 in the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Each of the members of our Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

We have filed our code of ethics as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006 and have posted the code on our website www.3sbio.com. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, KPMG, for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Audit Fees	1,380	2,338	3,521	516
Audit-related Fees	5,250	1,173	1,136	167
Tax Fees	55	—	—	—
Other Fees	—	—	—	—

As described in the Audit Committee Charter, the pre-approval policy and procedures for accounting fees are summarized below:

•

Prior to formally re-appointing the principal external auditor, our audit committee reviews and assesses the independence of the principal external auditor, including but not limited to any relationships with us, or any other entity that may impair the principal external auditor’s judgment or independence in respect to us.

•	Our audit committee discusses with the principal external auditor the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures.

•	Our audit committee reviews the principal external auditor’s compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table (also see Footnote below) sets out information concerning purchases of our ADSs made by us during the fiscal year ended December 31, 2008.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c ) Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1st — 31st, 2008	804,300	1.38753	804,300	*
September 1st — 30th, 2008	718,900	1.40241	718,900	*

*	Footnote: On March 19, 2008, we announced that our board of directors has authorized to purchase up to US$20 million worth of our outstanding ADSs. Under the program, repurchases may be made from time to time on the open market over a period of 12 months commencing from March 21, 2008, depending on market conditions, the trading price of the ADSs and other factors, as well as subject to relevant rules under United States securities regulations. This program expired on March 21, 2009.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G.	CORPORATE GOVERNANCE

In lieu of NASDAQ corporate governance rules, but subject to certain exceptions, we may follow home country practice.

Our board of directors does not currently have a majority of independent directors. Further, our board of directors does not currently have a nomination committee. These home country practices of ours differ from Rule 4350(c) of the Nasdaq Marketplace Rules . There are no specific requirements under Cayman Islands law on: (1) a majority of independent directors on the board of directors; or (2) the establishment of the nominations committee or independent directors’ involvement in the selection of director nominees.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements and the report of our principal external auditor are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2	Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.1	Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2	Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1	Stock Option Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2*	Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment).

4.3	Collaboration Agreement for License and Co-development of anti-TNF alpha monoclonal antibody therapeutics between Shenyang Sunshine Pharmaceutical Company Limited and Epitomics Inc. dated as of March 4, 2006 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.4	Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.5	Equity Transfer Agreement of Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou dated as of November 10, 2006 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.6	Form of Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7	Form of Pledge Agreement of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.8	Form of Voting Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou

Exhibit Number	Description of Exhibits
(incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.9	Form of Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Pharmaceutical Company Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.10*	Equipment Purchase Contract between Shenyang Sunshine Pharmaceutical Company Limited and Johs.Rieckermann e.K. dated as of July 30, 2007 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment).

Exhibit Number	Description of Exhibits
8.1*	List of subsidiaries of 3SBio Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date:	April 21, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income/(loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3SBio Inc. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 2(b) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 21, 2009 expressed an unqualified opinion on the effectiveness of the Company and subsidiaries’ internal control over financial reporting.

Hong Kong, China

April 21, 2009

Consolidated balance sheets

At December 31, 2007 and 2008

(RMB and US$ expressed in thousands, except share data)

		December 31,
	Note	2007	2008	2008
		RMB	RMB	US$
ASSETS

Current assets

Cash and cash equivalents		811,026	439,237	64,380
Time deposits with financial institutions		—	293,809	43,065
Accounts receivable, less allowance for doubtful accounts: December 31, 2007 – RMB5,257; December 31, 2008 – RMB4,503 (US$660)	3	55,186	73,767	10,812
Inventories	4	6,882	7,748	1,136
Prepaid expenses and other receivables	5	12,074	8,249	1,209
Structured deposits	6	3,527	—	—
Deferred tax assets	18	2,335	1,802	264

Total current assets		891,030	824,612	120,866

Available-for-sale securities	7	15,196	26,700	3,914
Property, plant and equipment, net	8	49,465	78,185	11,459
Lease prepayments	9	9,247	8,894	1,304
Non-current deposits	10	6,124	8,521	1,249
Intangible assets, net	11	—	5,225	766
Income tax receivable		556	—	—
Deferred tax assets	18	1,857	781	114

Total assets		973,475	952,918	139,672

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable		1,693	1,939	284
Deferred grant income	12	374	374	55
Accrued expenses and other payables	13	22,626	25,273	3,705
Income tax payable		—	1,256	184
Other current liabilities		67	57	8

Total current liabilities		24,760	28,899	4,236

Deferred grant income	12	3,526	3,152	462
Other liabilities		848	472	69

Consolidated balance sheets

At December 31, 2007 and 2008 (continued)

(RMB and US$ expressed in thousands, except share data)

		December 31,
	Note	2007	2008	2008
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (continued)

Total liabilities		29,134	32,523	4,767

Commitments and contingencies	24

Minority interests		549	—	—

Shareholders’ equity	14

Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,099,155 and 150,575,955 shares issued and outstanding as of December 31, 2007 and 2008, respectively		122	121	18
Additional paid-in capital		917,527	908,377	133,144
Accumulated other comprehensive loss		(48,338)	(102,126)	(14,970)
Retained earnings		74,481	114,023	16,713

Total shareholders’ equity		943,792	920,395	134,905

Total liabilities, minority interests and shareholders’ equity		973,475	952,918	139,672

See accompanying notes to the consolidated financial statements.

Consolidated statements of income and comprehensive income/(loss)

for the years ended December 31, 2006, 2007 and 2008

(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Revenues	15	127,780	180,173	243,245	35,653
Cost of revenues	16	(11,598)	(17,427)	(21,741)	(3,187)

Gross profit		116,182	162,746	221,504	32,466

Operating expenses

Research and development costs	16	(6,100)	(11,635)	(22,477)	(3,295)
Sales, marketing and distribution expenses	16	(61,280)	(84,187)	(119,778)	(17,556)
General and administrative expenses	16	(12,269)	(18,379)	(31,458)	(4,611)

Total operating expenses		(79,649)	(114,201)	(173,713)	(25,462)

Operating income		36,533	48,545	47,791	7,004

Other income/(expense), net

Interest income		436	36,015	23,953	3,511
Interest expense		(4,245)	(825)	—	—
Grant income	12	3,146	1,067	388	57
Net realized loss on available-for-sale securities	7(a)	—	—	(18,995)	(2,784)
Impairment loss on available-for-sale securities	7(b)	—	—	(4,391)	(644)
Others		(192)	205	1,896	278

Total other (expense)/income, net		(855)	36,462	2,851	418

Income before income tax expense and minority interests		35,678	85,007	50,642	7,422

Income tax expense	18	(5,217)	(3,419)	(11,649)	(1,707)

Income before minority interests		30,461	81,588	38,993	5,715

Minority interests		28	(75)	549	80

Net income		30,489	81,513	39,542	5,795

Consolidated statements of income and comprehensive income/(loss)

for the years ended December 31, 2006, 2007 and 2008 (continued)

(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Other comprehensive income/(loss)

Net unrealized gain/(loss) in available-for-sale securities, net of nil tax	7	—	298	(790)	(115)
Transfer to income on disposal of available-for-sale securities		—	—	(113)	(16)
Foreign currency translation adjustments, net of nil tax		—	(48,636)	(52,885)	(7,752)

Other comprehensive loss		—	(48,338)	(53,788)	(7,883)

Comprehensive income/(loss)		30,489	33,175	(14,246)	(2,088)

Net income per share:

- Basic		0.30	0.56	0.26	0.04

- Diluted		0.30	0.56	0.26	0.04

See accompanying notes to the consolidated financial statements.

Consolidated statements of shareholders’ equity

for the years ended December 31, 2006, 2007 and 2008

(RMB and US$ expressed in thousands, except share data)

		Share capital		Registered capital	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	(Accumulated deficit)/ retained earnings	Total shareholders’ equity
	Note	No. of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006		—	—	62,974	15,167	2,266	—	(39,787)	40,620

Capital on incorporation	14(a)	1	—	—	—	—	—	—	—
Effect of reorganization	14(a)	100,000,997	80	(62,974)	62,974	(2,266)	—	2,266	80
Net income		—	—	—	—	—	—	30,489	30,489
Share-based compensation, net of nil tax
- shares granted to executives	19(a)	—	—	—	1,915	—	—	—	1,915
- share options granted to executives	19(b)	—	—	—	230	—	—	—	230

Balance as of December 31, 2006		100,000,998	80	—	80,286	—	—	(7,032)	73,334

Issuance of new shares, net of issuance costs	1(a), 14(a)	52,083,157	42	—	836,246	—	—	—	836,288
Net income		—	—	—	—	—	—	81,513	81,513
Share-based compensation, net of nil tax
- shares granted and issuance of shares to an executive	19(a)	15,000	—	—	52	—	—	—	52
- share options granted to executives	19(b)	—	—	—	943	—	—	—	943
Net unrealised gain in available-for-sale securities, net of nil tax	7	—	—	—	—	—	298	—	298
Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(48,636)	—	(48,636)

Balance as of December 31, 2007		152,099,155	122	—	917,527	—	(48,338)	74,481	943,792

Repurchase and cancellation of shares	14(a)	(1,523,200)	(1)	—	(14,466)	—	—	—	(14,467)
Net income		—	—	—	—	—	—	39,542	39,542
Share-based compensation, net of nil tax
- shares granted to executives	19(a)	—	—	—	121	—	—	—	121
- share options granted to executives	19(b)	—	—	—	5,195	—	—	—	5,195
Net unrealised loss in available-for-sale securities, net of nil tax	7	—	—	—	—	—	(790)	—	(790)
Transfer to income on disposal of available-for-sale securities		—	—	—	—	—	(113)	—	(113)
Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(52,885)	—	(52,885)

Balance as of December 31, 2008		150,575,955	121	—	908,377	—	(102,126)	114,023	920,395

Balance as of December 31, 2008- US$			18	—	133,144	—	(14,970)	16,713	134,905

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2006, 2007 and 2008

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		30,489	81,513	39,542	5,795
Adjustments to reconcile net income to net cash provided by operating activities:
- Loss on disposal of property, plant and equipment		187	445	519	76
- Depreciation of property, plant and equipment	16	5,500	4,888	5,743	842
- Amortization of intangible assets	11	—	—	275	40
- Amortization of deferred grant income		(924)	(611)	(374)	(55)
- Share-based compensation		2,145	995	4,988	731
- Minority interests		(28)	75	(549)	(80)
- Net realized loss on available-for-sale securities	7(a)	—	—	18,995	2,784
- Impairment loss on available-for-sale securities	7(b)	—	—	4,391	644
- Loss/(gain) on structured deposits		—	10	(459)	(67)
- Foreign currency exchange loss/(gain), net		—	859	(2,435)	(357)
- Deferred income tax expense/(benefit)		1,297	(549)	1,609	236

Consolidated statements of cash flows

for the years ended December 31, 2006, 2007 and 2008 (continued)

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Cash flow from operating activities (continued)
Changes in operating assets and liabilities:
Lease prepayments	9	353	353	353	52
Accounts receivable, net		(3,026)	(17,784)	(18,581)	(2,722)
Inventories		(2,232)	1,800	(866)	(127)
Prepaid expenses and other receivables		(2,296)	(7,351)	2,766	405
Accounts payable		433	(76)	246	36
Accrued expenses, other payables and liabilities		5,279	5,918	2,493	365
Amount due to a related party		(1,423)	—	—	—
Income tax receivable		—	(556)	556	81
Income tax payable		1,288	(1,167)	1,256	184

Net cash provided by operating activities		37,042	68,762	60,468	8,863

Cash flow from investing activities
Purchase of property, plant and equipment		(2,671)	(11,697)	(34,671)	(5,082)
Deposit for acquisition of property, plant and equipment		—	(5,617)	(2,106)	(308)
Proceeds from disposal of property, plant and equipment		37	41	85	12
Purchase of available-for-sale securities		—	(15,681)	(80,136)	(11,746)
Proceeds from disposal of available-for-sale securities		—	—	43,421	6,364
Purchase of structured deposits		—	(3,537)	(9,809)	(1,438)
Proceeds from disposal of structured deposits		—	—	13,636	1,999
Purchase of intangible assets		—	—	(5,500)	(806)
Purchase of time deposits with financial institutions		—	—	(293,809)	(43,065)
Repayment from shareholder		19,675	—	—	—

Net cash provided/ (used in) by investing activities		17,041	(36,491)	(368,889)	(54,070)

Consolidated statements of cash flows

for the years ended December 31, 2006, 2007 and 2008 (continued)

(RMB and US$ expressed in thousands)

			Year ended December 31,
	Note		2006	2007	2008	2008
			RMB	RMB	RMB	US$
Cash flow from financing activities

Payment of initial public offering issuance costs	1	(a)	(9,292)	(77,802)	—	—
Payment for repurchase and cancellation of shares	14	(a)	—	—	(14,467)	(2,120)
Gross proceeds from issuance of ordinary shares	1	(a)	—	923,382	—	—
Principal payments of short-term bank loans			(89,000)	(15,000)	—	—
Principal payments of long-term bank loans			—	(25,000)	—	—
Proceeds from short-term bank loans			15,000	—	—	—
Proceeds from long-term bank loans			25,000	—	—	—
Proceeds from/(repayment to) borrowing from a related party			3,835	(3,835)	—	—

Net cash (used in)/provided by financing activities			(54,457)	801,745	(14,467)	(2,120)

Consolidated statements of cash flows

for the years ended December 31, 2006, 2007 and 2008 (continued)

(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Effect of foreign currency exchange rate change on cash		—	(48,362)	(48,901)	(7,168)

Net (decrease)/increase in cash and cash equivalents		(374)	785,654	(371,789)	(54,495)

Cash and cash equivalents at beginning of year		25,746	25,372	811,026	118,875

Cash and cash equivalents at end of year		25,372	811,026	439,237	64,380

Supplemental disclosure of cash flow information

Cash paid during the year for:
- Income taxes		(2,632)	(5,691)	(8,614)	(1,263)
- Interest (net of amount capitalized)		(4,311)	(920)	—	—

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

1.	Principal activities, reorganization and basis of presentation

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

1.	Principal activities, reorganization and basis of presentation (continued)

(b)	Reorganization

The Company was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was incorporated as part of the reorganization of Shenyang Sunshine Pharmaceutical Company Limited (“Shenyang Sunshine”) and its consolidated entities (the “Reorganization”) in preparation of the Company’s IPO. In connection with the Reorganization, and pursuant to a shareholders’ agreement amongst the existing beneficial shareholders of Shenyang Sunshine, an ultimate beneficial shareholder of Shenyang Sunshine established Collected Mind Limited (“Collected Mind”) in July 2006 in the British Virgin Islands and held the interest in Collected Mind on behalf of all the ultimate beneficial shareholders of Shenyang Sunshine or their nominees, in proportion to their respective effective share ownership in Shenyang Sunshine. Collected Mind acquired all of the equity interest in Shenyang Sunshine in August 2006. Shortly after this acquisition, the Company was established as the ultimate holding company. In September 2006, in consideration of the Company’s issuance of shares to the ultimate beneficial shareholders of Collected Mind or their nominees in proportion to each of their beneficial interest in Collected Mind, the entire equity interest in Collected Mind was acquired by the Company. Upon completion of the Reorganization, Collected Mind and the Company became Shenyang Sunshine’s immediate and ultimate holding companies, respectively. The proportionate ownership of the Company immediately after the Reorganization is substantially the same.

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company with registered, issued and paid up capital of 170,000,000 shares of RMB1 each. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC.

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

1.	Principal activities, reorganization and basis of presentation (continued)

(b)	Reorganization (continued)

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

•	the equity interests in Liaoning Sunshine and Beijing Sunshine are pledged to Shenyang Sunshine to guarantee the obligations of the equity holders under the above contractual arrangements.

1.	Principal activities, reorganization and basis of presentation (continued)

(b)	Reorganization (continued)

As a result of the above contractual arrangements, Shenyang Sunshine bears economic risks with respect to, and derives economic benefits from, the operations of Liaoning Sunshine and Beijing Sunshine. As Shenyang Sunshine holds the predominant variable interests in Liaoning Sunshine and Beijing Sunshine, it is deemed to be the primary beneficiary of both entities under FIN 46(R). Accordingly, the transfers of equity interests in Liaoning Sunshine and Beijing Sunshine did not change the requirement to consolidate the two entities and the financial statements of Liaoning Sunshine and Beijing Sunshine continue to be included in the Company’s consolidated financial statements subsequent to the Reorganization.

Beijing Sunshine was liquidated during the year ended December 31, 2008. The impact of the liquidation was not material to the Company’s financial results for the year ended December 31, 2008.

(c)	Basis of presentation

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Group in preparation for the initial public offering of securities of the Company, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were substantially identical to their proportionate equity interests in Shenyang Sunshine just prior to the consummation of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the accompanying consolidated financial statements of the Company include the assets and liabilities of Shenyang Sunshine at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if Collected Mind, Shenyang Sunshine and its consolidated entities were transferred to the Company as of the beginning of the earliest period presented.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of Shenyang Sunshine and its consolidated entities, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of Shenyang Sunshine and its consolidated entities to present them in conformity with U.S. GAAP.

2.	Summary of significant accounting policies and practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs for which it is the primary beneficiary, as defined by FIN 46(R). All significant intercompany balances and transactions have been eliminated on consolidation.

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

Transactions of Shenyang Sunshine, Liaoning Sunshine and Beijing Sunshine denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded as other income/expense in the consolidated statements of income and comprehensive income.

Assets and liabilities of the Company are translated into RMB using the exchange rate on the balance sheet date. Income and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company are recorded as a separate component of accumulated other comprehensive income/(loss) within shareholders’ equity.

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

For the convenience of the readers, certain 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8225, being the noon buying rate for U.S. dollars in effect on December 31, 2008 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2008 or on any other date.

2. Summary of significant accounting policies and practices (continued)

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; valuation and other-than-temporary impairment of investment securities; realizability of inventories; allowance for doubtful accounts receivables; valuation allowance for deferred tax assets; and the fair value of share-based compensation. Changes in facts and circumstances may result in revised estimates.

(d)	Cash, cash equivalents and time deposits

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less. Interest-bearing time deposits with financial institutions with original maturities in excess of three months are excluded from cash and cash equivalents. The interest rates of the time deposits ranged from 2.1% to 4.6% per annum with a weighted-average original maturity of six months. None of the Group’s cash is restricted as to withdrawal.

As of December 31, 2007 and 2008, the amount of cash and cash equivalents and time deposits with original maturities over three months held in financial institutions by geographic location is analyzed as follows:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000

- the PRC	95,548	320,795	47,020
- Hong Kong	715,478	411,224	60,274
- United States of America (“U.S.”)	—	1,027	151

	811,026	733,046	107,445

2. Summary of significant accounting policies and practices (continued)

(d)	Cash, cash equivalents and time deposits (continued)

As of December 31, 2007 and 2008, the Group’s cash and cash equivalents and time deposits with original maturities over three months denominated in U.S. dollars and Renminbi are as follows:

	December 31,
	2007	2008
	‘000	‘000

- U.S dollars	104,390	89,523
- Renminbi	47,743	118,144

The group holds its cash, cash equivalents, and time deposits in major financial institutions that management believes are of high credit quality.

(e)	Accounts receivable

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

Outstanding account balances are reviewed individually for collectibility. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote. Shenyang Sunshine and its consolidated entities are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when the related account balances are aged over three years and sufficient evidence is available to prove the debtor’s inability to make payments. For financial reporting purposes, Shenyang Sunshine and its consolidated entities generally record write-offs of doubtful account at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is recorded and the time the doubtful accounts are written off against the related allowance. The Group does not have any off-balance-sheet credit exposure related to its customers.

2. Summary of significant accounting policies and practices (continued)

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity.

(g)	Investment securities

Investment securities consist of debt securities, including structured notes, which have been classified as available-for-sale securities or structured deposits on the accompanying balance sheets.

Available-for-sale debt securities, including certain structured notes, are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, if any, are reported as a separate component of accumulated other comprehensive income/loss until realized.

Structured deposits, which contain an embedded derivative that is considered not closely related to the debt security host contract, are measured as a single financial instrument at fair value. Any unrealized gains or losses arising from the re-measurement of structured deposits to fair value are recognized in the statements of income and comprehensive income/(loss).

Realized gains and losses from the sale or disposal of available-for-sale securities are determined on a specific-identification basis.

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

Interest income from debt securities is recognized in other income when earned. Interest income from structure notes classified as available-for-sale securities is recognized in other income using the retrospective interest method. Under the retrospective interest method, income for the current period is measured as the difference between the amortized cost at the end of the period and the amortized cost at the beginning of the period, plus any cash received during the period.

2. Summary of significant accounting policies and practices (continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	20 years
Plant and machinery	5 -10 years
Motor vehicles	5 years
Furniture, fixtures and computer equipment	5 -10 years

Interest expense, share-based compensation expenses and other direct staff costs incurred related to the construction of property, plant and equipment are capitalized. The capitalization of expenses as part of the costs of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and costs are being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

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

(j)	Intangible assets

Acquired technical know-how for the production of a pharmaceutical product is carried at cost less accumulated amortization. Amortization expense was recognized based on the straight-line method over the estimated useful life of 5 years ending in 2013.

2. Summary of significant accounting policies and practices (continued)

(k)	Impairment of long-lived assets

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

(l)	Revenue recognition

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

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by the Group for purchases, with the net amount recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

(m)	Government grants

An unconditional government grant is recognized in the consolidated statements of income and comprehensive income when the grant becomes receivable. The government grants received by the Group were lump sum payments for which approval is at the sole discretion of the government and are subject to availability of the government funds. The amount and timing of the grants cannot be directly attributable to specific expenditures incurred and the timing of incurrence of such expenditures. As such, grant income is recognized as other income in the consolidated statements of income and comprehensive income/(loss) rather than as part of the Company’s operating income.

Government grants relating to the acquisition of property, plant and equipment are recognized in the consolidated balance sheets as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Grants that compensate the Group for expenses incurred on research and development activities are recognized as other income in the consolidated statements of income and comprehensive income/(loss) upon the later of the award of the grant or in the same period in which the related expenses are incurred.

2. Summary of significant accounting policies and practices (continued)

(n)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income and comprehensive income as and when the related employee service is provided.

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of income and comprehensive income/(loss) in the period that includes the enactment date.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income/(loss).

(p)	Advertising and research and development costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses amounted to RMB2,022,000, RMB3,028,000 and RMB4,631,000 (US$679,000) for the years ended December 31, 2006, 2007 and 2008 respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and material costs. Upfront and milestone payments made to third parties in connection with research and development collaborations prior to regulatory approval are expensed as incurred. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the shorter of the remaining license period or product patent life (note 17).

2. Summary of significant accounting policies and practices (continued)

(q)	Commitments and contingencies

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

(r)	Income per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding. For the year ended December 31, 2006, basic net income per share is computed by dividing net income by the number of shares outstanding of 100,000,998 as if the Reorganization as described in note 1(b) had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods through the date of the Reorganization. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period.

2.	Summary of significant accounting policies and practices (continued)

(r)	Income per share (continued)

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income per share:
- Net income	30,489	81,513	39,542	5,795

Denominator:
- Basic weighted average Shares	100,000,998	146,646,049	151,655,631	151,655,631
- Effect of dilutive potential Shares	3,722	68,993	57,118	57,118

Diluted weighted average Shares	100,004,720	146,715,042	151,712,749	151,712,749

Basic net income per share	0.30	0.56	0.26	0.04

Diluted net income per share	0.30	0.56	0.26	0.04

The diluted net income per share calculation for the years ended December 31, 2006, 2007 and 2008 did not include the effect of share options to purchase a total of 1,060,000, 100,000 and 1,897,650 ordinary shares, respectively because to do so would have been anti-dilutive.

(s)	Share-based payments

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

2.	Summary of significant accounting policies and practices (continued)

(t)	Segment reporting

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

(u)	Fair Value Measurements

On January 1, 2008, the Group adopted the provisions SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 22). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Effective January 1, 2009, the Group will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Group is in the process of evaluating the impact, if any, of applying these provisions on its consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” (“FSP FAS 157-3”) which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Group has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

2.	Summary of significant accounting policies and practices (continued)

(v)	Recently issued accounting standards

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including on Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the balance sheet, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. The Group adopted SFAS No. 159 on January 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The Group has determined not to adopt the fair value option under SFAS No. 159.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, the new standard will result in the presentation of what are currently considered minority interests to be classified as equity. In addition, SFAS No.160 requires that losses be attributed to both the parent and the noncontrolling interest even if the noncontrolling interest’s equity balance becomes negative. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Group is required to adopt SFAS No. 160 beginning on January 1, 2009. As of December 31, 2008, the Group has unrecognized negative balance of noncontrolling interest of RMB152,000 (US$22,000). The adoption of SFAS No. 160 is not expected to have a material impact on the Group’s consolidated financial statements.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS No. 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s balance sheet, statements of income and statements of cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Group is currently evaluating the impact of SFAS No. 161 on the disclosures of derivatives.

2.	Summary of significant accounting policies and practices (continued)

(v)	Recently issued accounting standards (continued)

FSP 142-3

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the consolidated financial statements.

FSP FAS 157-4

In April 2009, the FASB issued Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The Group is currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.

2.	Summary of significant accounting policies and practices (continued)

(v)	Recently issued accounting standards (continued)

FSP FAS 115-2 and FAS 124-2

In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The Group is currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.

3.	Accounts receivable, net

Accounts receivable consist of the following:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Accounts receivable	46,871	53,430	7,831
Bills receivable	13,572	24,840	3,641

	60,443	78,270	11,472
Less: Allowance for doubtful accounts	(5,257)	(4,503)	(660)

Total accounts receivable	55,186	73,767	10,812

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	5,892	4,871	5,257	771
(Credited)/charged to income	(294)	386	777	113
Written off against accounts receivable	(727)	—	(1,531)	(224)

Balance at end of year	4,871	5,257	4,503	660

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are normally due within 60 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

4.	Inventories

Inventories consist of the following:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Raw materials	1,145	1,887	277
Work-in-progress	3,767	3,743	549
Finished goods	1,374	1,323	194
Consumables and packaging materials	596	795	116

Total inventories	6,882	7,748	1,136

5.	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Prepayments and other deposits	1,549	1,112	163
Other receivables	10,525	7,137	1,046

Total prepaid expenses and other receivables	12,074	8,249	1,209

Prepayments as of December 31, 2007 and 2008 include an amount of RMB353,000 and RMB353,000 (US$52,000) respectively, representing the current portion of lease prepayments (note 9).

Other receivables mainly include staff advances, interest receivable and other miscellaneous receivables.

6.	Structured deposits

During the year ended December 31, 2007, the Group acquired zero coupon equity-linked notes (“ELNs”) issued by a financial institution that were expected to mature in June 2008. The ELNs include an embedded derivative with the characteristics similar to a written-put option of shares, which entitles the Group to a higher fixed rate of return from the deposit but in return would require the Group to purchase the share of an entity listed in the Hong Kong Stock Exchange at a pre-determined price in the event the market price is lower than the pre-determined price of the share at maturity date. The embedded derivative is considered not closely related to the host contract. The Company has elected to measure the ELNs as a single financial instrument, rather than as a debt security host and separate derivative instrument. Accordingly, the ELNs are stated at fair value with remeasurements to fair value recognized as other income/loss. Unrealized loss of RMB10,000 was charged to income for the year ended December 31, 2007.

The ELNs were disposed of in May 2008 with a gain of RMB138,000 (US$20,000).

7.	Available-for-sale securities

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Corporate debt securities	11,688	23,289	3,414
Structured notes	3,508	3,411	500

Total available-for-sale securities	15,196	26,700	3,914

The corporate debt securities are interest-bearing at 5-8% per annum and are publicly traded outside the PRC. Structured notes represent callable range accrual notes issued by a financial institution at par which have a ten-year term and carry interest at 7%, if the market interest rate, 3-month US$ LIBOR, is lower than 7%. The interest rate will be nil if the 3-month US$ LIBOR is higher than 7%. Interest income is measured and paid quarterly. The issuer of the structured notes has an option to redeem the structured notes at par at the end of each quarter through the maturity date of the notes. The embedded derivative included in the structured notes is considered clearly and closely related to the debt host and as such the structured notes are measured at fair value with interest income being recognized using the retrospective interest method.

The fair value of available-for-sale securities is based on quoted market prices at the reporting date.

(a)	Net realized loss on available-for-sale securities

During the year ended December 31, 2008, the Company acquired Floating Rate Credit Linked Notes of US$3,000,000 (the “CLNs”). The CLNs, which were issued by UBS AG, Jersey Branch (the “Issuer”), were linked to credit events, as defined, of Lehman Brothers Holdings Inc. (“Lehman Brothers”) and were due to mature on January 21, 2009, subject to certain conditions. In September 2008, a credit event occurred, representing Lehman Brothers’ Chapter 11 filing for bankruptcy protection under the U.S. Bankruptcy Code. In accordance with the terms of the CLNs, the Issuer redeemed the CLNs by delivering Lehman Brothers’ corporate debt securities with a face value equivalent to principal amount of US$3,000,000 to the Company. The redemption was settled in November 2008 and the fair value of the Lehman Brothers’ corporate debt securities at the settlement date was US$254,000 (equivalent to RMB1,765,000), determined based on quoted market prices. Realized loss of US$2,746,000 (equivalent to RMB19,144,000) was recognized at the settlement date.

During the year, the Company also recognized a realized gain of RMB149,000 (US$22,000) from disposals of other available-for-sale securities with sale proceeds of RMB43,421,000 (US$6,364,000).

7.	Available-for-sale securities (continued)

(b)	Impairment loss on available-for-sale securities

The Company evaluates whether unrealized losses on investment securities indicate other-than-temporary impairment. Based on this evaluation, the Company recognized other-than-temporary impairment losses of RMB4,391,000 (US$644,000) on investments in corporate debt securities in 2008. No other-than-temporary impairment losses were recognized in 2007. The corporate debt securities for which an other-than-temporary impairment was recognized in 2008 are comprised of Fixed Rate Perpetual Capital Securities (the “Perpetual Securities”) issued by Lloyds TSB Bank plc (“Lloyds”).

During the year ended December 31, 2008, the Company acquired the Perpetual Securities issued by Lloyds totalling US$2,000,000. The Perpetual Securities, bearing interest at 7.875% per annum, have no maturity date and are not redeemable at the option of the Company at any time. The Perpetual Securities may be redeemed at the option of Lloyds on or after the five years of the issue date at their principal amount together with any interest payments which are outstanding. Lloyds may at any time elect to exchange the Perpetual Securities for “Qualifying Tier 1 Securities” as specified in the terms of the Perpetual Securities.

On December 16, 2008, Lloyds gave a notice to the holders of Perpetual Securities that on January 19, 2009, the Perpetual Securities would be exchanged for corresponding non-cumulative preference shares totalling US$2,000,000 in the share capital of Lloyds TSB Group plc (the “Preference Shares”), the parent company of Lloyds, in accordance with the terms of the Perpetual Securities. The holder of the Preference Shares has a right to a preferential dividend at a rate of 7.875% per annum. Under the terms of the Preference Shares, the dividends are discretionary and non-cumulative.

As of December 31, 2008, the fair value of Perpetual Securities was RMB9,254,000 (US$1,356,000) based on quoted market price. Since the Perpetual Securities were exchanged for Preference Shares in January 2009 and the fair value of the Preference Shares at the date of exchange was lower than the fair value as of December 31, 2008, the Company has recognized an other-than-temporary impairment loss on the Perpetual Securities of RMB4,391,000 (US$644,000) for the year ended December 31, 2008. Other-than-temporary impairment losses are included in “other income/(expense), net” on the consolidated statements of income and comprehensive income/(loss).

Subsequent to the year ended December 31, 2008, in addition to the impairment losses recognized as of December 31, 2008, a loss on investment in the Perpetual Securities of RMB4,612,000 (US$676,000) was further recognized in earnings in January 2009. The loss was based on the fair value of the Preference Shares at the date of exchange.

7.	Available-for-sale securities (continued)

Unrealized holding gain of RMB298,000 and unrealized holding loss of RMB790,000 (US$116,000) on corporate debt securities was recognized in accumulated other comprehensive loss as of December 31, 2007 and 2008 respectively. The Company considers the unrealized holding losses of the investments recognized in accumulated other comprehensive loss as of December 31, 2008 are not other-than-temporary.

The length of time that individual corporate debt securities have been in a continuous unrealized loss position, as of December 31, 2008, was less than twelve months. For those investment securities that were not considered to be other-than-temporarily impaired as of December 31, 2008, the Company considered the decline in fair value of the securities and the unrealized losses were attributable to the volatile market condition resulting from the recent financial crisis rather than any significant deterioration in the credit quality of the securities. As of December 31, 2008, these corporate debt securities are investment graded securities and mature between the years 2014 to 2018. Since acquisition, there has been no significant deterioration in the credit rating of the issuers and there is no history of default in interest payments by the issuers. The fair values of these debt securities, based on quoted market prices at December 31, 2008, were approximately 5-10% lower than the amortized costs of the securities, which management believes the decline is not other-than-temporary in light of the volatile market condition. The Company believes it has the intent and ability to hold these temporarily impaired securities until maturity or until there has been a recovery in their fair values.

Maturities of corporate debt securities and structured notes classified as non-current available-for-sale are as follows:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Due after one year through five years	3,125	—	—
Due after five years through ten years	12,071	15,681	2,299
Due upon the redeemable option exercised by the issuer	—	9,254	1,356
Due upon settlement of liquidation of The issuer	—	1,765	259

	15,196	26,700	3,914

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Buildings	43,919	49,156	7,205
Plant and machinery	26,888	27,675	4,056
Motor vehicles	5,110	6,892	1,010
Furniture, fixtures and computer equipment	24,269	26,389	3,868
Construction-in-progress	5,346	25,096	3,678

	105,532	135,208	19,817
Less: Accumulated depreciation	(56,067)	(57,023)	(8,358)

Total property, plant and equipment	49,465	78,185	11,459

All of the Group’s buildings are located in the PRC.

9.	Lease prepayments

Lease prepayments represent the land use rights of the Group and are analyzed as follows:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Non-current portion	9,247	8,894	1,304
Current portion - amount to be expensed next year (note 5)	353	353	52

Total lease prepayments	9,600	9,247	1,356

In 2005, the Group paid RMB9,924,000 for land use rights for a term of 30 years in respect of land located beside the land on which the existing plant of the Group was constructed. A new plant is being constructed on the newly acquired land to expand the production capacity of the Group. The prepayment is charged to expense on a straight line basis over the term of the arrangement.

Land lease expense for the years ended December 31, 2006, 2007 and 2008 were RMB353,000, RMB353,000 and RMB353,000 (US$52,000) respectively.

10.	Non-current deposits

Included in non-current deposits as of December 31, 2007 and 2008 are deposits for the acquisition of property, plant and equipment of RMB5,471,000 and RMB7,264,000 (US$1,065,000) respectively, and other deposits which are not expected to be utilized or recovered within 1 year.

11.	Intangible assets, net

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Technical know-how	—	5,500	806
Less: Accumulated amortization	—	(275)	(40)

Total intangible assets	—	5,225	766

Intangible assets represent technical know-how used in the manufacture of a pharmaceutical product acquired from an unrelated third party in 2008. The technical know-how represents the production technology, skills and exclusive distribution right of a pharmaceutical product in the PRC.

Amortization expense for the year ended December 31, 2008 of RMB275,000 (US$40,000) was charged to the cost of revenues.

The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000
2009	1,100	161
2010	1,100	161
2011	1,100	161
2012	1,100	161
2013	825	122

	5,225	766

12.	Deferred grant income

Deferred grant income represents the unamortized portion of the government grant approved by the State Development Planning Committee of the PRC in August 1999, totalling RMB15,000,000, for the purchase of plant and equipment costing a total of RMB45,029,000. The grant is amortized on a straight-line basis over the weighted average expected useful life of the plant and equipment acquired.

12.	Deferred grant income (Continued)

Deferred grant income as of December 31, 2008 is expected to be amortized as follows:

	RMB’000	US$’000
2009	374	55
2010	374	55
2011	374	55
2012	374	55
2013 and thereafter	2,030	297

	3,526	517

13.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Receipts in advance from customers	198	219	32
VAT payable	3,208	4,084	599
Accrued salaries, bonus and welfare expenses	7,146	6,901	1,012
Accrued selling and marketing expenses	7,439	8,316	1,219
Other accrued expenses	4,635	5,753	843

Total accrued expenses and other payables	22,626	25,273	3,705

Other accrued expenses mainly include accrued professional fees, payables for purchase of plant and equipment and miscellaneous deposits received.

14.	Shareholders’ equity

(a)	Share capital

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

During the year ended December 31, 2007, the Company issued 52,083,157 new ordinary shares in connection with the IPO (note 1(a)).

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. During the year ended December 31, 2007, 15,000 ordinary shares were issued to the executive when the granted shares were vested on July 31, 2007 (note 19(a)).

During the year ended December 31, 2008, the Company repurchased a total of 217,600 ADSs (equivalent to 1,523,200 ordinary shares) from the open market at a cash consideration of RMB14,467,000 (US$2,120,000). The repurchased shares were subsequently retired during the year.

(b)	Statutory reserves

Shenyang Sunshine and its consolidated entities are required under PRC rules and regulations and their respective Articles of Association to make appropriations from retained earnings to statutory reserves. Such appropriations are approved by the respective boards of directors.

14.	Shareholders’ equity (continued)

(b)	Statutory reserves (continued)

Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to PRC rules and regulations and their Articles of Association, Shenyang Sunshine and its consolidated entities are required to transfer 10% of the net income, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

No transfer was made for the years ended December 31, 2006, 2007 and 2008 by Shenyang Sunshine’s consolidated entities as they had accumulated losses in the local statutory financial statements, prepared in accordance with PRC GAAP, as of December 31, 2006, 2007 and 2008. Transfers of RMB1,751,000, RMB3,962,000 and RMB6,297,000 (US$923,000) have been made to the statutory surplus reserve by Shenyang Sunshine for the years ended December 31, 2006, 2007 and 2008, respectively. As the requirement to transfer net income to the statutory surplus reserve applies only to Shenyang Sunshine and its consolidated entities but not the Company, statutory surplus reserve of Shenyang Sunshine has been reclassified and included in retained earnings upon the Reorganization described in note 1(b).

The accumulated balances of this statutory surplus reserve maintained by the Company’s PRC consolidated entities as of December 31, 2007 and 2008 were RMB7,979,000 and RMB14,276,000 (US$2,092,000) respectively.

15.	Revenues

The Group’s revenues are primarily derived from the distribution of self-manufactured pharmaceutical products.

In view of the fact that the Group operates and manages its business solely in the PRC and sales were predominately made to customers located in the PRC, no geographical segment information is provided.

The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the price administration authorities from time to time.

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Domestic sales:
- EPIAO	98,836	121,220	154,570	22,656
- TPIAO	16,056	43,074	67,585	9,906
- Intefen	4,995	4,123	4,989	731
- Inleusin	1,132	1,027	773	113
- Iron Sucrose Injection	413	3,206	6,984	1,024
Export sales	5,878	6,784	8,289	1,215
Others	470	739	55	8

Total revenues	127,780	180,173	243,245	35,653

16.	Depreciation

Depreciation expense on property, plant and equipment is recorded as follows:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Cost of revenues	3,431	2,350	2,594	380
Research and development costs	283	299	596	87
Sales, marketing and distribution expenses	160	146	141	21
General and administrative expenses	1,626	2,093	2,412	354

Total depreciation expenses	5,500	4,888	5,743	842

17.	Collaborations

During the year ended December 31, 2008, the Company entered into a development and commercialization agreement with a pharmaceutical company (the “pharmaceutical company”), for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients. The product, ferumoxytol, has not received regulatory approval in either U.S. or the PRC as of December 31, 2008.

Under the terms of the agreement, the pharmaceutical company granted the Company exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to expand into additional indications. The Company will be responsible for the clinical development, registration, and commercialization of ferumoxytol in the PRC. The agreement has an initial duration of thirteen years and will be automatically renewed for a set term if minimum sales thresholds are achieved. The pharmaceutical company will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to the Company at a predetermined supply price.

In accordance with the agreement, during the year, the Company paid a non-refundable upfront payment of US$1,000,000 (equivalent to approximately RMB6,948,000 at the transaction date) to the pharmaceutical company and is required to pay additional milestone payments upon regulatory approval of ferumoxytol in the PRC for CKD and for each of any other specified indications developed in the PRC . The Company is also required to pay a royalty determined based on a percentage of Company’s sales derived from the future sales of ferumoxytol.

The upfront payment paid by the Company was expensed when incurred and charged to the research and development costs for the year ended December 31, 2008.

18.	Income tax expense

Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Collected Mind are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company or Collected Mind, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

PRC Tax

Prior to January 1, 2008, Shenyang Sunshine, being a foreign-invested manufacturing enterprise in the Shenyang Economic and Technology Development Zone in Liaoning Province, was entitled to a PRC income tax rate of 15%. As a result, the applicable tax rate for 2006 and 2007 was 15%. Other PRC entities were subject to a tax rate of 33% for the years ended December 31, 2006 and 2007.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. Further, according to the new EIT law, entities that qualify as “High and New Technology Enterprise” are entitled to the preferential EIT rate of 15%. However, the new recognition criteria and procedures for “High and New Technology Enterprise” under the new EIT law were not issued until April 14, 2008 and Shenyang Sunshine had not been recognized as a “High and New Technology Enterprise” under the new EIT law as of December 31, 2007. Therefore, Shenyang Sunshine used the five-year transitional tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively, in measuring its deferred tax assets and liabilities as of December 31, 2007.

On December 5, 2008, Shenyang Sunshine obtained the “High and New Technology Enterprise” certificate that entitles the preferential EIT rate of 15%, which was effective retroactively from January 1, 2008, to December 31, 2010. Other PRC entities are subject to EIT rate of 25% effective from January 1, 2008.

18.	Income tax expense (continued)

PRC	Tax (continued)

The new EIT law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside the PRC beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC entities are invested directly or indirectly by an immediate foreign holding company, the Group is subject to the withholding tax for earnings accumulated beginning on January 1, 2008. As of December 31, 2008, the undistributed earnings that the Company intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB57,013,000 (US$8,357,000). As of December 31, 2008, the unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB5,701,000 (US$836,000).

Income tax expense/(benefit) represents PRC income tax as follows:

	Current RMB’000	Deferred RMB’000	Total RMB’000
Year ended December 31, 2006	3,920	1,297	5,217

Year ended December 31, 2007	3,968	(549)	3,419

Year ended December 31, 2008	10,040	1,609	11,649

Year ended December 31, 2008 (US$’000)	1,471	236	1,707

The components of income before income tax expense are as follows:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
PRC	35,887	54,196	73,429	10,763
Other countries	(209)	30,811	(22,787)	(3,341)

	35,678	85,007	50,642	7,422

18.	Income tax expense (continued)

PRC	Tax (continued)

Income tax expense reported in the consolidated statements of income and comprehensive income/(loss) differ from the amounts computed by applying the PRC income tax rate of 15% for the years ended December 31, 2006 and 2007, and 25% for the year ended December 31, 2008 for the following reasons:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Income before income tax Expense	35,678	85,007	50,642	7,422

Computed “expected” tax expense	5,352	12,751	12,661	1,856
Foreign entities not subject to income taxes	—	(4,700)	5,687	834
Preferential tax rate (note)	—	—	(6,770)	(993)
Tax rate differential of entities not subject to PRC preferential tax treatment	142	121	—	—
Non-deductible expenses	561	130	456	67
Non-taxable income	(139)	(92)	(56)	(8)
Change in valuation allowance on deferred tax assets	(282)	(234)	535	79
Reinvestment tax refund	—	(2,739)	—	—
Tax concession for research and development expenses	(454)	(802)	(800)	(118)
Tax credit for purchase of domestic equipment	—	(349)	—	—
Change in tax rate on deferred tax assets	—	(756)	—	—
Others	37	89	(64)	(10)

Actual income tax expense	5,217	3,419	11,649	1,707

Note: Basic and diluted net income per share effect of preferential tax rate for the year ended December 31, 2008 was RMB0.04 (US$0.01).

18.	Income tax expense (continued)

PRC Tax (continued)

As of December 31, 2008, the Group has unused tax losses of RMB1,736,000 (US$254,000). The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000
2012	512	75
2013	1,224	179

	1,736	254

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2007 RMB’000	2008 RMB’000	2008 US$’000
Property, plant and equipment	589	105	15
Accounts receivable	970	756	111
Inventories	172	137	20
Accrued expenses	2,071	1,596	233
Deferred grant income	915	529	78
Deferral of research and development costs for tax purposes	509	278	41
Tax loss carryforwards	519	434	64

	5,745	3,835	562
Less: Valuation allowance	(1,553)	(1,252)	(184)

Net deferred tax asset	4,192	2,583	378

Consolidated balance sheet classification:

Current	2,335	1,802	264
Non-current	1,857	781	114

	4,192	2,583	378

18.	Income tax expense (continued)

PRC Tax (continued)

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Balance at beginning of year	2,663	2,381	1,553	228
(Credited)/charged to income	(282)	(234)	535	79
Tax losses expired during the year	—	(191)	(836)	(123)
Change in enacted tax rates	—	(403)	—	—

Balance at end of year	2,381	1,553	1,252	184

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management provided valuation allowances of RMB1,553,000 and RMB1,252,000 (US$184,000) as of December 31, 2007 and 2008 respectively. Full valuation allowances are provided for loss making entities of the Company since it is more likely than not that the deferred tax assets would not be realized. Management believes that the deferred tax assets, net of the valuation allowances as of December 31, 2007 and 2008, are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

18.	Income tax expense (continued)

PRC Tax (continued)

As of January 1, 2007, the date of adoption of FIN 48, and for the years ended December 31, 2007 and 2008, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, it does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating entities in the PRC for the years ended December 31, 2003 through 2008 are open to examination by the PRC state and local tax authorities.

19.	Share-based compensation

(a) Shares granted to executives

On June 1, 2006, Shenyang Keweier committed to grant shares of the Company to a director and a senior executive of the Company as compensation for their on-going services rendered to the Company. The Company’s intent was to provide compensation to each grantee in a predetermined amount based on US$277,778 per award to be paid in the form of the Company’s shares. The shares vest upon the earlier of (1) 18 months from June 1, 2006 or (2) on the date of the Company’s IPO. Should the date of the IPO fall within 18 months from June 1, 2006, the number of vested shares to be granted to each of the grantees would be calculated by dividing a predetermined monetary amount of US$277,778 by the fair value per share on the IPO date. The number of vested shares to be granted was calculated based on a revised monetary amount that was adjusted proportionately to reflect the excess of the market capitalization at the IPO date of the Company over US$222 million. In the event that the IPO did not occur within 18 months from June 1, 2006, a total number of 312,504 vested shares of the Company would be granted. Subsequent to the Reorganization described in note 1(b), the ultimate shareholders of the Shenyang Keweier held shares of the Company via Achieve Well International Limited (“Achieve Well”), and Achieve Well transferred shares of the Company to the director and executive upon vesting.

19.	Share-based compensation (continued)

(a)	Shares granted to executives (continued)

In accordance with SFAS No. 123R, since the share awards contained vesting and exercisability conditions other than those based on service, performance or market criteria, the awards were classified as a liability and were initially measured at the estimated fair value of the shares expected to vest at the grant date and were subject to remeasurement at each reporting date.

On October 15, 2006, the stock awards were modified and settled, with Achieve Well granting an aggregate of 312,504 fully vested ordinary shares of the Company to the two individuals. The stock awards ceased to be liability-classified and were reclassified as equity upon settlement. The fair value of the modified awards as of the settlement date of approximately RMB1,877,000 was charged to the consolidated statements of income and comprehensive income for the year ended December 31, 2006 with a corresponding increase in additional paid-in capital. The fair value of the awards as of the settlement date was estimated based on the transaction price of a recent private sale of shares by a shareholder of the Company to unrelated third parties.

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. The fair value of the shares at grant date was RMB90,000. The shares vested on July 31, 2007 and were issued to the employee during the year ended December 31, 2007.

On January 18, 2008, the Company granted 10,500 shares to a director of the Company. The fair value of the shares at grant date was RMB121,000 (US$17,000). The shares vested on December 31, 2008 and new shares were issued in January 2009.

The Company recognized compensation expense of RMB1,915,000, RMB52,000 and RMB121,000 (US$17,000), respectively, for the years ended December 31, 2006, 2007 and 2008 in respect of shares granted to executives.

(b)	Share options granted to executives

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “Plan”) pursuant to which the share options and shares of the Company can be granted to directors and employees upon the approval by the Board of Directors. Under the plan, shares and options to purchase shares up to 10% of the issued shares of the Company can be granted. The Plan will remain in effect for five years from the date of adoption.

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

19.	Share-based compensation (continued)

(b)	Share options granted to executives (continued)

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

On July 23, 2007, the Company granted options to a senior executive (“July 2007 options”) for the purchase of a total of 100,000 ordinary shares of the Company at an exercise price of US$1.6 per share. The July 2007 options become exercisable on May 31, 2008 and expire on June 1, 2010.

On January 31, 2008 and March 17, 2008, the Company granted options to two directors for the purchase of a total of 17,500 (“January 2008 options”) and 122,500 (“March 17, 2008 options”) ordinary shares of the Company at an exercise price of US$1.65 and US$1.10 per share respectively. Both of the share options became exercisable on December 31, 2008. The January 2008 options and the March 17, 2008 options will expire on December 31, 2011 and March 16, 2011 respectively.

On March 7, 2008, the Company granted options to several directors and employees to purchase a total of 1,400,000 ordinary shares of the Company (“March 7, 2008 options”) at an exercise price of US$1.15 per share. The vesting dates of the options granted are as follows:

Vesting date	Number of options
October 1, 2008	466,200
October 1, 2009	466,200
October 1, 2010	467,600

1,400,000

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

19.	Share-based compensation (continued)

(b)	Share options granted to executives (continued)

All the above options granted are exercisable by the grantees upon vesting and will expire on October 1, 2011.

Share option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance at January 1, 2006	—	—
Granted	1,060,000	1.60

Balance at December 31, 2006	1,060,000	1.60
Granted	100,000	1.60

Balance at December 31, 2007	1,160,000	1.60
Granted	1,540,000	1.15
Forfeited	(213,650)	(1.55)

Balance at December 31, 2008	2,486,350	1.33	1.97	2,000

Exercisable at December 31, 2008	1,297,783	1.39	1.68	2,000

The aggregate intrinsic value in the table above represents the value of the Company’s closing stock price on the last trading day in 2008 in excess of the exercise price of share options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model based on the following assumptions:

	October 2006 options	July 2007 options	January 2008 options	March 17, 2008 options	March 7, 2008 options
Fair value of shares on grant date	RMB6 per share	US$1.50 per share	US$1.59 per share	US$1.15 per share	US$1.05 per share
Expected volatility	62%	55%	74%	83%	83%
Expected dividends	Nil	Nil	Nil	Nil	Nil
Expected term (in years)	3.0	2.9	3.9	3.0	3.6
Risk-free rate	4.6%	5.0%	4.3%	4.8%	4.8%

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

19.	Share-based compensation (continued)

(b)	Share options granted to executives (continued)

Up to the date of grant of the October 2006 option, the Company’s shares were not publicly traded and did not have a quoted market price. As a result, for the purpose of share option valuation, the fair value of the Company’s shares was estimated based on the transaction price of a recent private placement of shares by a shareholder of the Company with unrelated third parties valued at RMB6 per share.

For other share options, for the purpose of share option valuation, the fair values of the Company’s shares were estimated based on the quoted market prices of the Company’s ADSs listed on The Nasdaq Global Market at the respective grant dates.

The historical volatility of the Company’s shares and volatility of a combination of peer companies of similar nature and size were used to estimate the volatility of the Company’s shares. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the expected term of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The share options that were outstanding as of December 31, 2008 have a weighted-average remaining contractual term of 1.97 years. The grant-date fair values of options granted during the years ended December 31, 2006, 2007 and 2008 were RMB1,606,000, RMB346,000 and RMB7,481,000 (US$1,097,000) respectively.

The share-based compensation for the share options granted included in the additional paid-in capital of the Company is recognized in the following captions:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Cost of revenues	—	—	370	54
Research and development costs	—	—	521	76
Sales, marketing and distribution expenses	—	—	1,000	147
General and administrative expenses	230	943	2,976	437

Charged to income	230	943	4,867	714
Capitalized as property, plant and equipment	—	—	328	48

Total share-based compensation expenses	230	943	5,195	762

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

19.	Share-based compensation (continued)

(b)	Share options granted to executives (continued)

As of December 31, 2008, total unrecognized compensation cost related to unvested share options amounted to RMB2,938,000 (US$431,000), which is expected to be recognized over a weighted-average period of 1.3 years.

20.	Related party transactions

Name of party	Relationship
China Transport Resources Northeast Co., Ltd. (“China Transport”)	Shareholder (6.67%) of Shenyang Sunshine prior to the Reorganization

Epitomics Inc.	Chief Executive Officer of Epitomics Inc. is an immediate family member of Chief Scientific Officer of the Company

The principal related party transactions are as follows:

	Year ended December 31,
	2006 RMB’000	2007 RMB’000	2008 RMB’000	2008 US$’000
Bank loans guaranteed by China Transport (note (i))	5,000	—	—
Bank loans of China Transport guaranteed by Shenyang Sunshine (note (i))	10,000	—	—
Research and development costs to Epitomics Inc. (note (ii))	390	589	—

Notes:

(i)	As of December 31, 2006, bank loans of the Group totaling RMB5,000,000 respectively, were guaranteed by China Transport.

In return, Shenyang Sunshine guaranteed bank loans of China Transport totaling RMB10,000,000 as of December 31, 2006 respectively. The guarantees cover the repayment of loan principal and the related interest payments. If China Transport defaults on debt payments, Shenyang Sunshine is required to perform under the guarantee. No amounts have been accrued for any estimated obligations under the guarantees, as it is probable that China Transport will be able to make all scheduled payments.

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

20.	Related party transactions (continued)

Notes: (continued)

(ii)	During the year ended December 31, 2006, the Group signed an agreement with Epitomics Inc. for research and development of a product candidate. Research and development fees totaling RMB390,000 and RMB589,000 were incurred during the years ended December 31, 2006 and 2007, respectively. No such fees were incurred during the year ended December 31, 2008. The Group is required to pay a royalty determined based on a percentage of sales derived from the future sales of such product. Sales of the product have not yet commenced as of December 31, 2008.

There were no amounts due from/to the above related parties as of December 31, 2007 and 2008.

21.	Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC consolidated entities is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,330,000, RMB1,475,000 and RMB2,102,000 (US$308,000) for the years ended December 31, 2006, 2007 and 2008 respectively, was charged to expense in the consolidated statements of income and comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

22.	Fair value measurements

(a)	Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, time deposits with financial institutions, accounts receivable, other receivables, accounts payable and other payables, approximates their fair values because of the short maturity of these instruments. The fair values of the structured deposits and available-for-sale securities are determined based on quoted market value.

3SBio Inc.

Consolidated financial statements

For the years ended December 31, 2006, 2007 and 2008

22.	Fair value measurements (continued)

(b)	Fair Value Hierarchy

The Group adopted SFAS No. 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008	Fair value measurements at reporting date using quoted prices in active markets for identical assets (Level 1)
Available-for-sale securities
- RMB	26,700	26,700

- US$	3,914	3,914

3SBio Inc.

Consolidated financial statements

for the years ended December 31, 2006, 2007 and 2008

22.	Fair value measurements (continued)

(b)	Fair Value Hierarchy (continued)

The consolidated financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of SFAS No. 157. All nonrecurring fair value measurements for 2008 involved nonfinancial assets and the Company will not adopt the provisions of SFAS No.157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009 as discussed in Note 1(u).

23.	Business and credit concentrations

Almost all of the Group’s customers are located in the PRC. The following are sales to customers that individually comprise 10% or more of gross revenue:

	Year ended December 31,
	2006		2007		2008		2008
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	15,212	12	17,931	10	26,267	11	3,850	11

No individual consumer made up 10% or more of the outstanding accounts receivable as of December 31, 2007 and 2008.

24.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease (note 9). The Group also leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year. None of the leases includes contingent rentals.

For the years ended December 31, 2006, 2007 and 2008, total rental expenses for operating leases, including land lease expense, were RMB1,783,000, RMB1,837,000 and RMB1,761,000 (US$258,000), respectively.

(b)	Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2007 and 2008 were RMB2,755,000 and RMB19,579,000 (US$2,870,000) respectively.