Form 20-F/A
period 2007-12-31
3SBio Inc.
filed 2009-05-12
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

152,099,155 ordinary shares, par value US$0.0001, as of December 31, 2007

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

Large accelerated filer  ☐    Accelerated filer  ☐     Non-accelerated filer  ☒*

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

*	The registrant was a non-accelerated filer with respect to the fiscal year ended December 31, 2007.

EXPLANATORY NOTE

3SBio Inc. (the “Registrant”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) with the Securities and Exchange Commission on June 27, 2008.

This Amendment No. 1 to the Annual Report (the “Amendment”) is filed to supplement Item 15T of the Annual Report to include a management’s report on internal control over financial reporting, which was inadvertently omitted from the Annual Report.

This Amendment consists of a cover page, this explanatory note, Item 15T which is supplemental to Item 15T of the Annual Report, the signature page and the accompanying exhibits, including the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment reflect any events that have occurred after the Annual Report was filed.

PART II

ITEM 15T.	CONTROLS AND PROCEDURES

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

PART III

ITEM 19.	EXHIBITS

12.3*:	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4*:	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date:	May 12, 2009

3