Form 20-F/A
period 2008-12-31
3SBio Inc.
filed 2009-05-15
CIK 1383790

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

Item 17  ☐                Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

EXPLANATORY NOTE

3SBio Inc. (“Registrant”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 previously filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2009 (“Original 20-F Filing”).

Specific Changes:

This Amendment No. 1 to the Original 20-F Filing on Form 20-F/A (“Amendment No. 1”) is being filed with respect to the following parts or sections of the Original 20-F Filing:

•	The Report of Independent Registered Public Accounting Firm on page F-1:

(1)	to include the Report of Independent Registered Public Accounting Firm dated April 21, 2009, issued by KPMG with respect to the audit of internal control over financial reporting(“ICFR Audit Report”), that was inadvertently omitted ; and
(2)	to include the signature of KPMG to the Report of Independent Registered Public Accounting Firm dated April 21, 2009, issued by KPMG with respect to the audit of the consolidated financial statements (“Audit Report”), that was inadvertently omitted .

And,

•	The CEO certification and CFO certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002, contained in Exhibit 12.1 and 12.2, respectively:

(3)	to remove the respective title of the certifying officer, in full conformity with the form prescribed by the Commission;
(4)	to add language in paragraph 4 that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting;

And,

•	Section “4.B.11-d PRC Enterprise Income Tax”

(5)	to note, in the last paragraph of the existing 4.B.11-d, that there may exist certain exceptions to the 10% withholding tax under the EIT.
(6)	to address, by adding a subpart titled “Tax Residency” and a subpart titled “Risk and Uncertainties as to Residency”, a possible interpretation of the PRC Enterprise Income Tax (“EIT”) law.

Discussion of Certain Change

Notwithstanding the inadvertent omission described in Paragraph (1) above, the Audit Report in the Original 20-F Filing stated that an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting was issued by KPMG dated April 21, 2009.

Limited Amendment

Except as specifically and expressly disclosed in this filing, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing, or reflect any events having occurred after the filing of the Original 20-F Filing on April 21, 2009.

All statements in this Explanatory Note are subject to and qualified by the full contents of the Amendment No. 1 below.

PART I

ITEM 4.	Information on the Company

4.B Business Overview

4.B.11 Regulations

[The following new Section 4.B.11-d amends and replaces existing Section 4.B.11-d “PRC Enterprise Income Tax” in the Original 20-F Filing in its entirety:]

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

There is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation and became retroactively effective from January 1, 2008. Under the Measures, the term “new- and high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives.

On December 5, 2008, Shenyang Sunshine obtained the “New and High Technology Enterprise” certificate that entitles it to a preferential EIT rate of 15%, which was effective retroactively from January 1, 2008, to December 31, 2010.

The new EIT law also imposes a 10% withholding tax, subject to applicable exceptions, (the applicable withholding tax, “WHT”), for dividends distributed by a foreign-invested enterprise to its immediate holding company outside China beginning on January 1, 2008.

Tax Residency

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is deemed a PRC resident enterprise and is subject to the EIT at the 25% statutory rate or any rate applicable to such resident enterprise on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

We have not been taxed as a resident enterprise at any time since the promulgation of the EIT Law.

In late April of this year, the PRC National Tax Administration issued Circular No. 82 “Certain Issue concerning Certain Enterprises Incorporated outside China but with Equity Control by China-origined Investments to be Deemed Resident Enterprise pursuant to De Facto Management Bodies Standard.” This Circular limits the applicability of the tax residency test under the de facto management bodies standard to such enterprises incorporated outside China whose principal control investors are enterprises or enterprise groups within China. We do not have any enterprise or enterprise group within China as our principal control investors. Please see Item 7.A “Major Shareholders”.

Risk and Uncertainties as to Residency

Notwithstanding the discussions under “Tax Residency” above, there are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including, that PRC National Tax Administration may change its view on this issue in future. See “3.D.3 — Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to existing or potential investors.”

If we were deemed a PRC resident enterprise, we could be subject to the EIT at 25%, or any preferential rate, if obtained, on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends constitute “dividends among qualified PRC resident enterprises.” If we were considered a resident enterprise and earned income other than dividends from our PRC subsidiaries, the EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Further, If we were deemed a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such non-resident enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident enterprise shareholders and ADS holders were subject to the WHT, your investment in our shares or ADSs would be materially and adversely affected.

[End of Section 4.B.11-d]

PART III

ITEM 19.	EXHIBITS

12.3*: CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4*: CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.3*: CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.4*: CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*: Consent of KPMG

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: May 15, 2009

[Reports of Independent Registered Public Accounting Firm follow in the next page]

[The following contents amend and replace the page F-1 in the Original 20-F Filing in its entirety:]

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 21, 2009 expressed an unqualified opinion on the effectiveness of the Company and subsidiaries’ internal control over financial reporting.

/S/ KPMG

Hong Kong, China

April 21, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

3SBio Inc.

We have audited the internal control over financial reporting of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income/(loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated April 21, 2009 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG

Hong Kong, China

April 21, 2009

F-1