Form 20-F
period 2009-12-31
3SBio Inc.
filed 2010-06-25
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

Shenyang 110027

People’s Republic of China

www.3sbio.com

Telephone (China): 8624-25811820

Email: ir@3sbio.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares (Each representing seven ordinary shares, par value US$0.0001 per share)	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

150,641,461 ordinary shares, par value US$0.0001, as of December 31, 2009

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

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

FISCAL YEAR ENDED DECEMBER 31, 2009

INTRODUCTION

Conventions

In this annual report on Form 20-F, unless otherwise indicated:

•

The term “our company”, “the Company”, “we”, “us”, or “our”, or any like terms, refer to 3SBio Inc. and its subsidiaries and consolidated variable interest entities, unless the context requires otherwise;

•	“Share(s)”or “ordinary share(s)” refer to our ordinary share(s), with par value US$0.0001 per share;

•	“ADS(s)” refer to our American depositary share(s), each of which represents seven ordinary shares;

•	“ADR(s)” refer to our American depositary receipt(s) that evidence our ADSs;

•	References to “China” or “PRC” are to the People’s Republic of China, excluding for the purposes of this annual report Hong Kong, Taiwan and Macau;

•	References to “province(s)” of China are to one or more, as applicable, of the provinces and provincial-level municipalities and autonomous regions of China;

•	All references to “RMB” or “Renminbi” are to the legal currency of China;

•	All references to “U.S. dollars”, “USD” or “US$” are to the legal currency of the United States of America;

•	“U.S. GAAP” refer to the generally accepted accounting principles in the United States of America;

•	“SFDA” refers to the State Food and Drug Administration of PRC;

•	The “Commission” or “SEC” refers to the Securities and Exchange Commission of the United States;

•

Heading, titles, or numbering, or presentation aids of similar nature, other than required captions and numbering applicable to each Item provided on Form 20-F, are only for convenience of reference, for the benefit of readers, and shall be with no substance;

•	Any website addresses are not intended to function as hyperlinks, and the information contained in such websites is not a part of this filing; and

•

To the extent available and not at unreasonable costs to us and deemed to facilitate better shareholder communications, at our sole discretion, we may from time to time choose to discuss certain events, developments, or issues after the end of the subject year, or any information not required to disclose, in the annual report on Form 20-F, and may not do so, with respect to other than selected information, or in any future periods.

Cautionary Statement concerning Forward-looking Statements:

Statutory Safe Harbor

This annual report on Form 20–F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws.

What are Forward-looking Statements

Certain statements, other than statements of historical facts, included or incorporated by reference in this report, may address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, including, but not limited to, such things as the growth of our business and operations, our business strategy, competitive strengths, goals, plans, and future capital expenditures. Such statements may be considered forward-looking statements. References to future successes of our company are usually forward-looking statements. Forward-looking statements include information about possible or assumed future financial condition and results of operations of the Company.

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

We describe in this report some of these risks and uncertainties in greater detail under “Item 3. Key Information–Risk Factors”. Important information regarding risks and uncertainties may also appear elsewhere in this annual report, including but not limited to “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” the Company’s consolidated financial statements referenced in “Item 18. Financial Statements,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Applicable to other Disclosures

From time to time, oral or written forward-looking statements may also be included in other materials of the Company released to the public, including, but not limited to, other SEC filings, news releases, discussions at earnings calls, investor presentations, and website information. All the discussions under this heading “Cautionary Statement concerning Forward-looking Statements” apply to such other oral or written forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements for such periods, which are included elsewhere in this annual report except for the balance sheet dated as of December 31, 2007. The selected consolidated financial data presented below for the years ended December 31, 2005 and 2006, and the balance sheet, dated as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements for such periods, but not included in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report and the annual reports for prior years.

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income Data:
Net revenue(1):	102,013	127,780	180,173	243,245	316,920	46,429
Cost of revenue	(15,497)	(11,598)	(17,427)	(21,741)	(25,236)	(3,697)
Gross profit	86,516	116,182	162,746	221,504	291,684	42,732
Total operating expenses	(66,357)	(79,649)	(114,201)	(173,713)	(207,301)	(30,370)
Income from operations	20,159	36,533	48,545	47,791	84,383	12,362
Total other income/(expense), net	(2,486)	(855)	36,462	2,851	10,788	1,581
Income before income tax expense	17,673	35,678	85,007	50,642	95,171	13,943
Net income attributable to 3SBio Inc.	16,055	30,489	81,513	39,542	83,435	12,224

Basic weighted average number of shares outstanding	100,000,998	100,000,998	146,646,049	151,655,631	150,606,317	150,606,317
Diluted weighted average number of shares outstanding	100,000,998	100,004,720	146,715,042	151,712,749	151,034,192	151,034,192
Net income attributable to 3SBio Inc. per share, basic and diluted	0.16	0.30	0.56	0.26	0.55	0.08

Net income attributable to 3SBio Inc. per ADS, basic and diluted	1.12	2.13	3.89	1.82	3.87	0.57

	Dated as of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
Balance Sheet Data:

Cash and cash equivalents	25,746	25,372	811,026	439,237	262,767	38,496
Restricted cash	—	—	—	—	9,300	1,362
Time deposit with financial institutions	—	—	—	293,809	468,451	68,628
Total assets	150,561	142,475	973,475	952,918	1,053,461	154,332
Short-term bank loans	89,000	15,000	—	—	—	—
Long-term bank loans	—	25,000	—	—	—	—
Total liabilities	109,439	68,667	29,134	32,523	41,223	6,039
Total shareholders’ equity	41,122	73,808	944,341	920,395	1,012,238	148,293

Cash Flow Data:

Net cash provided by operating activities	24,839	37,042	68,762	60,468	88,638	12,985
Net cash provided by/(used in) investing activities	(9,244)	17,041	(36,491)	(368,889)	(266,114)	(38,985)
Net cash provided by/(used in) financing activities	(10,000)	(54,457)	801,745	(14,467)	132	19

(1)	Net revenue consists of the invoiced value of goods sold, net of: value-added taxes, or VAT; discretionary sales returns; and, trade discounts and allowances.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenue and operating expenses are denominated in Renminbi. However, for the convenience of readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using the current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB6.8259 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 31, 2009.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate for U.S. dollars in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period
2005	8.0702	8.194	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
December	6.8259	6.8275	6.8244	6.8299

2010

January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8261	6.8254	6.8270
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated from the daily rates during the relevant period.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully all of the information in this annual report, including the risks described below. If any risk disclosed below or elsewhere in this annual report actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADS could decline and you might lose all or part of your investment. Some information in this Item 3.D may be a summary of more detailed discussions contained elsewhere in this annual report.

The risks described below are not the only ones concerning us. Our business is also subject to the risks not specifically addressed below that affect many other companies, such as employment relations, general economic conditions, geopolitical events, etc. Further, additional risks not currently known to us or that we currently believe are immaterial also may impact our business, operations, financial condition and ADS price materially and adversely.

3.D.1 Risks Related To Our Company

We are currently dependent on our flagship product, EPIAO. A reduction in revenues of EPIAO would cause our total revenues to decline and could materially harm our business.

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 67.3%, 63.5% and 61.9% of our total revenues for the years ended December 31,

2007, 2008 and 2009, respectively. We have continued our efforts to promote EPO products in 2009 and expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from EPIAO will have a direct negative impact on our business, financial condition and results of operations. Our EPO franchise and associated revenues could be adversely affected by a variety of factors, including, but not limited to:

•	increased competition;

•	new product introductions;

•	pricing pressure caused by competition, regulation, or otherwise;

•	intellectual property issues;

•	problems with raw materials supply;

•	disruptions in manufacturing or distribution;

•	the inability to market effectively our products;

•	newly discovered safety, side effects or other product issues; and

•	negative perception or insufficient recognition of EPIAO by the medical community or other key parties such as third party payers.

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

The commercial success of our products depends upon the degree of market acceptance they achieve among the medical community, particularly physicians and hospitals. Physicians may not prescribe or recommend our products to patients, and procurement departments of hospitals may not purchase our products. The acceptance of any of our products among the medical community will depend upon several factors, including:

•	the safety and effectiveness of the product;

•	the effectiveness of our efforts to market our products to hospitals and physicians;

•	the product’s cost effectiveness;

•	the prevalence and severity of side effects; and

•	the product’s perceived advantages and disadvantages relative to competing products or treatments.

If our products fail to attain market acceptance among the medical community, our operations and profitability would be adversely affected.

In addition, the third party payers, if any, such as the government acting as insurance sponsor, may restrict the reimbursement on our products, due to one or more concerns discussed above or otherwise.

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

•	Competitors for Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd.

•

While we believe TPIAO is the only recombinant human thrombopoietin, or TPO-based therapeutic, available in the Chinese market to date, other pharmaceutical companies may enter this market and manufacture and market their TPO products.

Certain of our competitors, including biotechnology and pharmaceutical companies, are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. Other companies may discover, develop, acquire or commercialize products before or more successfully than we do.

In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. Furthermore, our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not currently have patents of any commercial significance covering EPIAO, our legacy products or many of our other product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

As we expand our product portfolio by adding new products and indications, as well as developing second-generation versions of existing products with the same or overlapping labels, some of our products may be used as a substitute for our other products in the same end markets. For instance, although EPIAO and TPIAO are targeted toward patients with different indications and TPIAO is not intended to replace EPIAO in the oncology market, some doctors may prescribe TPIAO for their patients when they would have otherwise prescribed EPIAO. Consequently, the introduction of TPIAO may adversely affect sales of EPIAO.

An increasing number of foreign pharmaceutical companies have introduced their products into the Chinese market.

Large Chinese state-owned and privately-owned pharmaceutical companies, and foreign pharmaceutical companies, may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors, or alliances may develop among competitors and these alliances may rapidly acquire significant market share.

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

For these and other possible reasons, we may not be able to compete effectively against current and future competitors. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could have a material adverse effect our profit margins.

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

We had a monitoring period for TPIAO through May 2010, during which other pharmaceutical companies were prohibited from manufacturing or importing similar drugs, except those whose applications for clinical trials were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period. Since the monitoring period is expired, other manufacturers in China may apply for approval of the SFDA to manufacture such product using similar formulae or production techniques.

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

We may pursue collaborations, in-licensing arrangements, acquisitions, strategic alliances, partnerships, or other strategic initiatives or arrangements, which may fail to produce anticipated benefits, or adversely affect or disrupt our business.

As part of our business strategy, we continually pursue collaboration and in-licensing opportunities, acquisitions of products, assets, technologies, or businesses, strategic alliances, or partnerships that we believe would be complementary to or promote our existing business.

We have limited experience with respect to these business development activities. Management of a license arrangement, collaboration, or other strategic arrangement or integration of acquired assets or businesses may adversely affect or disrupt our current business, decrease our profitability, or cause us to incur significant expenses, or divert management resources that otherwise would be available for our existing business. We may not identify or complete any such transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction or arrangement.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, acquisitions, or other strategic arrangements may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not be able to secure or complete such transactions or arrangements on acceptable terms, or at all.

Furthermore, partners, collaborators, or other parties to such transactions or arrangements may fail to fully perform their obligations or meet our expectations for any reason, including, due to various risks or uncertainties related to their business and operations or otherwise.

Such transactions or arrangements may also require or be in need of actions, consent, approval, waiver, participation or involvement of various degrees from third parties, such as regulators, government authorities, creditors, license grantors or grantees, related individuals, suppliers, distributors, shareholders, or other stakeholders or interested parties. We may not obtain such required or desired actions, consent, approval, waiver, participation or involvement on a timely basis, or at all.

We may be classified as a passive foreign investment company, particularly for Year 2008 and Year 2009, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, particularly for the taxable year ending December 31, 2008 (“Year 2008”) and the taxable year ending December 31, 2009 (“Year 2009”).

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” (the “income test”) or 50% or more of the value of our assets consists of “passive assets” (the “asset test”). For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles may generally be classified as active. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in our initial public offering, and other liquid assets that we presently hold. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may fluctuate.

For the taxable year ending December 31, 2010, the PFIC status cannot be determined until after the end of the year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for Year 2008 and Year 2009, and there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for Year 2008 and Year 2009. If we were to be or become classified as a PFIC for any particular taxable year, United States investors in our ADSs or ordinary shares may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares. See “Item10.E — Taxation - United States Federal Income Tax Considerations for U.S. Persons” for more detailed discussions on PFIC matters.

Notwithstanding our belief as discussed and any information we provide solely for the convenience of our investors, we are not providing any U.S. tax opinion to U.S. investors concerning the PFIC status of our company, and U.S. investors should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance and determine his, her, or its own tax position as to our PFIC status for a particular taxable year, especially, for Year 2008 and Year 2009.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill, and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., GIBCO cell culture medium by Invitrogen Inc., Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. For more details, see “4.B.8 Manufacturing.” Certain of these raw materials, medical devices and components are the proprietary products of these unaffiliated third-party suppliers.

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

While we have long-standing business relationships with most of our distributors, we do not have long-term contracts with any distributor except for in our export sales, which represents less than 5% our total net revenue. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. In each of the past three years, sales to our top five distributors accounted for 30% to 40% of our total net revenue.

For more information, see “4.B.5 Marketing, Sales and Distribution.”

If any one of these large distributors were to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause disruptions to our revenue and profitability.

If we fail to meet specified conditions such as sales goals with respect to certain in-licensed products, we may suffer termination of the license agreement, forfeiture of deposits, or other negative consequences.

We distribute third-party products pursuant to in-licensing agreements with other pharmaceutical corporations or developers. If we fail to meet specified conditions such as minimum sales targets, we may suffer termination of the license agreement, possibly on short notice, forfeiture of deposits, or other negative consequences. These risks may affect the success of our current and future collaborative efforts.

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

We may not achieve one or more of our projected goals, objectives, milestones or targets as to various aspects of our business and operations, in the time frames we announce and expect, or at all.

We may set goals for, and make disclosures in, this annual report and other public announcements, releases and disclosures, regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these objectives, goals, milestones or targets as planned, the price of our shares could decline.

If we are unable to protect our products through intellectual property rights, our competitors may compete directly against us.

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We try to protect the products and technology that we consider important to our business by filing PRC patent applications, pharmaceutical regulatory protection, establishing and enforcing confidentiality contractual obligations, relying on trade secrets, or employing a combination of these methods.

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

We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against intellectual property claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management resources. We do not maintain insurance to cover intellectual property infringement.

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

In order to achieve our business objectives, we must successfully implement our growth and expansion strategy, which, as subject to assessment, reevaluation, and adjustments from time to time, includes the following components:

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

If we do not successfully implement this strategy, we may not be able to maintain our growth in revenue and profitability.

We have grown steadily since our establishment in 1993. This expansion presented, and our anticipated growth in the future will continue to present, a significant challenge to our management and administrative systems and resources. If we do not adequately manage this challenge, our results of operations and financial condition could suffer.

In early 2010, we completed construction of new manufacturing facilities in Shenyang that are designed to be compliant with the regulations of European Medicines Agency, or EMEA, and Chinese current Good Manufacturing Practice, or GMP, to take advantage of the market opportunities we believe exists in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products). Similar to U.S. Food and Drug Administration, or the US FDA, the EMEA is an European agency for the evaluation of medicinal products. China GMP refers to guidelines and regulations issued from time to time pursuant to PRC laws as part of quality assurance to ensure that products subject to those guidelines and regulations are consistently produced and controlled to the quality and standards appropriate for their intended use. We are currently in the process of applying for China GMP certification, and expect to commence the EMEA certification process after we obtain the China GMP certification.

Substantial capital and management resources will be required in order to secure regional partnerships, seek regulatory certifications and approvals and promote our brand. We may be unable to successfully execute the expansion plan due to a delay in obtaining a GMP certificate for our new manufacturing facilities, inability to obtain suitable partners to assist us with our expansion plans, changing competitive dynamics of the European biosimilar market or inability to obtain EMEA certification and other approvals for selling our products in Europe.

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

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power shortage, interruptions in electricity supply, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could require significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain any insurance other than insurance for some of our properties. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

We may experience significant period-to-period quarterly and annual fluctuations in our revenue and operating results, which may result in volatility in our stock price.

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

Generally, our quarterly and annual operating results are affected by a number of factors, such as:

•	seasonal spending patterns of Chinese consumers, including hospitals, dialysis centers and clinics;

•	changes in pricing policies by us, our competitors or the government;

•	the timing and market acceptance of new products and product enhancements by us or our competitors;

•	the loss of key sales personnel or distributors;

•	our involvement in litigation;

•	changes in government policies or regulations; and

•	a downturn in general economic conditions in China.

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

We have previously operated as a private Chinese company and have limited experience in complying with requirements applicable to public companies in the United States. Continued compliance with U.S. GAAP requirements will require significant management resources, financial and other costs.

Historically, we have primarily prepared unaudited financial statements in accordance with PRC GAAP for the purpose of tax reporting and determining the level of statutory reserves until our initial public offering, and have limited resources and a small finance and accounting team. Although we have since invested additional resources and hired additional staff, we expect to continue to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. We have been providing training for our staff with respect to U.S. GAAP. Our training may not be sufficient or effective.

We continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as other rules of the SEC, the Public Company Accounting Oversight Board and the NASDAQ Stock Market LLC, has resulted in significant legal, audit and financial compliance costs, including costs related to our compliance with Section 404 of the Sarbanes-Oxley Act.

We may fail to achieve and maintain effective internal controls.

We are subject to the reporting obligations under the United States securities laws. We are required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management concluded that our internal control over financial reporting was effective as of December 31, 2009, and our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009. See “Item 15. Control and Procedures.”

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

Furthermore, we have expended, and anticipate that we will continue to expend, considerable costs, management time, and other resources, in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our export sales may expose us to risks, uncertainties, and liabilities related to the destination countries and international operations. We have very limited experience in operating internationally.

We export our products outside China and plan to continually expand our exports. The exports may expose us to risks, uncertainties, and liabilities in or related to the destination countries and international operations, including particular local forms of products liabilities and regulations with respect to pharmaceutical products; obligations to comply with a wide variety of foreign laws and other regulatory requirements; political instability; economic instability and recessions; changes in tariffs; difficulties of administering foreign operations generally; limited protection for intellectual property rights; increased risk of exposure to terrorist activities; financial condition, expertise and performance of our international distributors; export license requirements; unauthorized re-export of our products;

potentially adverse tax consequences; and inability to effectively enforce contractual or legal rights; language and cultural conflicts; and other risks, uncertainties, and liabilities.

We had previously operated solely within China until 2003, and had very limited experience in operating internationally and in any particular destination country.

There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.

We rely on contractual arrangements with Liaoning Sunshine and its shareholder, Mr. Dan Lou, our chairman, to maintain control over the business and operations of Liaoning Sunshine.

These contractual arrangements may not be as effective in providing control over Liaoning Sunshine as direct ownership. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuses to make payments or otherwise refuses to perform any contractual obligations to us, we could be affected. While Mr. Dan Lou, as our director, has a fiduciary duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his ownership interests in Liaoning Sunshine. We are party to a purchase agreement, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Mr. Dan Lou. In order to complete the acquisition of Liaoning Sunshine, we must obtain the approval of China’s Ministry of Commerce (“MOFCOM”) or its local delegate agency. We may not receive such approval on a timely basis, or at all.

In addition, although we believe we comply with current PRC regulations, we cannot assure you that the PRC authorities would agree that our arrangements with Liaoning Sunshine comply with PRC licensing, registration, tax or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Any of these risks may affect adversely our economic and voting control over Liaoning Sunshine, which could in turn materially and adversely affect our business, results of operations, and financial condition. For more information, please see “4.C Organizational Structure” and “7.B Related Party Transactions.”

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

In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates every five years. China SFDA and other Chinese regulatory agencies operate under considerable time and resources constraints. There may be various factors and risks that impact on the process of obtaining or renewal of these certificates, permits, or similar regulatory approvals. If we are unable to obtain or renew such permits or certificates or any other regulatory approvals required for our operation on a timely basis, or at all, we can be prevented from engaging in the manufacture of our products, or suffer other possible negative consequences, and our business may be adversely affected.

Changes in compliance standards, laws, regulations and practices may prohibit or render more restrictive certain business activities, increase compliance costs or otherwise adversely impact our operations, profitability or financial position.

For more information, please refer to “4.B.11—Regulations.”

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

We may not be able to obtain regulatory approval for any of the products resulting from our development, or may do so only with sufferance of delays, limitations, increased costs or other issues.

New pharmaceutical products must be approved by the SFDA before they can be marketed and sold in China. The SFDA requires successful completion of clinical trials and demonstrated manufacturing capability before the grant of approval. Clinical trials are expensive and their results are uncertain. It often takes multiple years before a medicine can be ultimately approved by the SFDA. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining SFDA approval for our product candidates, or possibly preclude us from obtaining SFDA approval. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The SFDA and other regulatory authorities may not approve the products that we develop, and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

The pricing of all of our products is subject to government approval and other control mechanisms. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

Pursuant to the implementing rules of the Drug Administration Law, we are required to seek pricing approval for all our products from the National Development and Reform Commission of the PRC, or the NDRC, and the price administration authorities of the relevant provinces of the PRC in which our pharmaceutical products are manufactured. We have in the past been able to successfully obtain pricing-related approvals.

In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive bidding processes for EPIAO and our legacy products every year or every other year, or as otherwise required by the relevant government authorities, with a designated price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the provincial government falls below our costs, we may stop manufacturing certain products. See “4.B.11-b.3 Distribution.” Furthermore, it is possible that NDRC policies in future may require us to lower prices on our higher dosage EPIAO, which we have previously sold at a premium.

The PRC government is also undertaking comprehensive health care reform, which may include certain price control measures that could further limit or affect the selling prices of our products.

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

Anti-corruption measures taken by the government authorities to correct corruptive practices in the pharmaceutical industry, and laws and regulations aiming at combating corruption, could adversely affect us.

The PRC government has from time to time undertaken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Nearly all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If our affiliated variable interest entity, Liaoning Sunshine Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have an adverse effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. In the past, there have been occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which has been more proactively enforced by the U.S. government in recent years. Even though we have adopted a Code of Ethics that applies to all our employees, which, among other requirements, prohibits improper payments and gifts in our business, and enforces compliance with applicable laws and regulations, including FCPA, we cannot assure you that our employees will comply with this Code or that the increased level of FCPA investigative and enforcement actions will not adversely affect us.

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

Existing PRC laws and regulations do not require us to, nor do we, maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. Any product liability insurance for clinical trials, when obtained, may be prohibitively expensive, or may not fully cover our potential liabilities. The inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

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

3.D.3 Risks Related To Doing Business In China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products; and could otherwise materially and adversely affect our business, operations or competitive position.

All of our operations are located in China, and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	the level of transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically, among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; and if there is a slowdown, such a slowdown may have a material negative effect on us.

The Chinese government implements various measures intended to encourage economic growth and guide the allocation of resources. These measures may include differential policies towards specific groups of pharmaceutical companies, such as promotion of traditional medicines or state-owned companies, or unfavorable treatment of biopharmaceutical companies, or investments in biopharmaceutical companies competing against us, which may have an adverse effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Further, any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

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

There are significant uncertainties under the Enterprise Income Tax (“EIT”) law of the PRC, with respect to our PRC enterprise income tax liabilities, and with respect to possible PRC withholding tax upon our shareholders and ADS holders.

There are significant uncertainties under the PRC Enterprise Income Tax Law and accompanying regulations and rules, or the EIT law.

Under the EIT law, if we are deemed a PRC resident enterprise, we could be subject to the EIT at 25%, or any preferential rate, if obtained, on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends constitute “dividends among qualified PRC resident enterprises.” It is, however, unclear what type of enterprises would be deemed a “qualified resident enterprise” for such purposes. If we are deemed a resident enterprise and determined to have earned income other than exempted dividends from our PRC subsidiaries, the EIT on our global income could significantly increase our tax burden and adversely affect our cash flow and profitability.

Further, if we are deemed a PRC resident enterprise under the EIT law, our shareholders and ADS holders that are non-resident enterprises with certain stipulated characteristics could be subject to the withholding income tax, or WHT, upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China. It is unclear whether, if we are deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries.

Alternatively, if we, as to the holding entities outside China, are deemed non-resident enterprise, the WHT may apply to the dividends (and interests on intercompany loans) paid by our PRC subsidiaries to the holding entities outside China. For the information regarding our holding structure, please refer to “4.C Organization Structure”.

We have received various preferential tax treatments under the EIT law and its predecessor laws with respect to our operations and business. Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our wholly-owned PRC subsidiary, was certified as a “New and High Technology Enterprise” that entitles it to a preferential EIT rate of 15% effective from January 1, 2008, to December 31, 2010. This and other past or future preferential tax treatments may expire, or be repealed, discontinued or otherwise modified, such that our tax burden could be materially increased.

For more information, please refer to “4.B.11-d PRC Enterprise Income Tax”.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

We receive nearly all of our revenue in Renminbi, which currently is not a freely convertible currency. A portion of our revenue may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government may take measures to restrict access to foreign currencies for current account transactions.

Our ability to obtain foreign exchange is subject to significant foreign exchange controls which in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the State Administration of Foreign Exchange (“SAFE”). In particular, if Shenyang Sunshine takes out foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods. From 1994 until July 2005, the Renminbi to U.S. dollar exchange rate was largely stable. On July 21, 2005, the People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1.00 to RMB8.27 to US$1.00 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi has been pegged since that date to a basket of currencies, which components are adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 0.15% to 0.3% to improve the flexibility of the new foreign exchange system. On May 18, 2007, the Chinese government further widened the daily trading band from 0.3% to 0.5%. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. The Renminbi appreciated by approximately 21.3% against the U.S. dollar from July 21, 2005 to December 31, 2009.

Any appreciation of the Renminbi may subject us to increased competition from imports; and any devaluation of the Renminbi may adversely affect the value of our net assets, earnings and declared dividends in foreign currency terms, as well as our ability to import raw materials and equipment and service our foreign currency obligations. For example, to the extent that we need to convert our U.S. dollars holdings into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

There are limited hedging tools available to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, any currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars.

We face risks related to health epidemics and outbreaks of contagious diseases or other adverse public health developments, including avian influenza and Severe Acute Respiratory Syndrome, or SARS, and swine influenza.

Our business could be adversely affected by the effects of avian influenza, SARS, swine influenza, other epidemics, outbreaks of contagious diseases, or other adverse public health developments. There have been recent outbreaks of these and other contagious diseases, in various parts of China and other regions of the world. A major outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and other countries. Recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could have severe adverse effects. An outbreak of avian flu, SARS, swine influenza or other contagious diseases in China, other places in Asia or elsewhere, where our operations and customers and suppliers are based, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations.

We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS, swine influenza or any other epidemics.

Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. PRC administrative and court authorities also have significant discretion in interpreting and enforcing statutory and contractual terms. It thus may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Vis-à-vis our competitors, depending on the government agency or how an application or a case is presented to such agency or other variables, we may receive less favorable application of law. In addition, any litigation or legal proceeding in China may be protracted and result in substantial legal costs and diversion of resources and management attention. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national law, the overturn or modification of the lower-level authority’s decisions at the higher level, or the changes in judiciary and administrative practices. As a result, there is substantial uncertainty as to the legal protection available to us or to our shareholders.

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

3.D.4 Risks Related To Our ADSs and Other Risks

The recent global economic downturn and any slowdown in the Chinese economy may materially and adversely impact our business, results of operations, financial condition, and price of our ADS.

The recent global economic downturn may have deep and wide-ranging adverse impact on many economies, including China, U.S., and many of our export destinations. Most of the world’s major economies have remained in recession in 2009. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. In an adverse economic environment, people generally have diminished financial resources to purchase even critical medical care, and there are generally negative effects on consumer confidence, customer preferences or spending patterns, which can significantly reduce sales and revenues of our products.

A portion of our financial assets may be issued by or held with various financial institutions or business entities whose credit quality may decline in such an environment. In such an environment, any income or yields from such financial assets may become much less predictable and may diminish dramatically. In a system-wide downturn, even sound investment management techniques and strategies may not produce desirable results. As the supply of capital may be further reduced in the U.S. markets, the price of our ADS may fall and remain at a low level not reflecting or commensurate with our business performance, even for prolonged periods of time.

It is uncertain how long the global downturn will continue and how much adverse impact it may cause to the global economy in general, and China and other particular economies relevant to our operations and business. The timing and nature of any recovery from the downturn remains uncertain. There can be numerous ways that our business, results of operations, financial condition, and price of our ADS may be adversely and materially affected by this downturn, that are not readily amenable to analysis, assessment, or prediction.

Any of our observations and assessments in relation to this downturn, whether made in this annual report or otherwise, or lack of them, suffer from inherent limitations that may be unknown to us, and may not correctly reflect the current state of affairs or later developments.

In response to the domestic economic developments and the global economic recession, and with other possible considerations, the Chinese government has pursued or implemented various macroeconomic measures and monetary policies, and announced a large economic stimulus package. The stimulus package and other measures may not avert an economic downturn amid a severe and prolonged global economic recession. Such efforts to guide economic growth and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us.

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to various factors, as discussed under this Item 3.D and elsewhere in this annual report on Form 20-F, including, but not limited to, the following:

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

Dan Lou, the chairman of our board of directors, and his son, Dr. Jing Lou, our chief executive officer, together owned or controlled approximately 10.16% of our outstanding ordinary shares as of December 31, 2009. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

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

Since we are a Cayman Islands company, you may have less protection of your shareholder rights than you would as an investor in a U.S. company.

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

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of United States securities laws; and

•	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws or laws of any state in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as public shareholders of a United States company.

In addition, as a foreign private issuer, we are not required to meet all the NASDAQ’s corporate governance requirements and certain other NASDAQ rules. As a result, holders of our ADSs may not have the same protection afforded to the shareholders of those companies that are subject to all of NASDAQ’s corporate governance requirements and rules. Please refer to “Item 16G. Corporate Governance” for more information.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries and affiliated entities. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under United States securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

4.A.1 Corporate Information

3SBio Inc. is an exempted company limited by shares in the Cayman Islands, incorporated in August 2006, under the Cayman Islands Companies Law (2009 Revision).

Our principal executive offices are located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027. Our telephone number at this address is (86-24) 2581-1820.

We commenced business operations in 1993 through Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, a limited liability company established in China, which is now our main PRC operating subsidiary. In anticipation of our initial public offering in February 2007, we established a holding company structure through the following series of corporate reorganization transactions:

•	We formed Collected Mind Limited, or Collected Mind, a British Virgin Islands company, in July 2006;

•	Collected Mind acquired 100% of the equity interests of Shenyang Sunshine, which was reorganized as a wholly foreign owned enterprise, or WFOE, in July 2006; and

•	We incorporated 3SBio Inc., a Cayman Islands company, in August 2006, which acquired 100% equity interest in Collected Mind in September 2006.

In addition, please also refer to “4.C Organization Structure” for information concerning our affiliated entities, Beijing Sunshine (now dissolved) and Liaoning Sunshine, whose equity interests we divested as part of the corporate reorganization, in October and November 2006, respectively.

4.A.2 Principal Capital Expenditures and Divestures

In each of the fiscal years 2007, 2008 and 2009, 3SBio’s capital expenditures, or cash outflow to purchase property, plant and equipment, were RMB17.3 million, RMB36.8 million and RMB95.8 million (US$14.0 million), respectively. Historically, capital expenditures were incurred for constructing manufacturing facilities, purchases of production and office equipment, and research laboratory and facilities renovations.

Our capital expenditures in 2010 are expected to be approximately RMB70 million-RMB100 million, a major portion of which is expected to relate to the remaining payments for construction of our new manufacturing facilities and purchase of related equipment.

4.B Business Overview

Overview

We are a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993. Since 2001, we have been recognized as an Industry Participant in the National High- and New- Technology Plan (popularly known as “863 Plan”), which is China’s highest-level national science program. This distinction is awarded by the PRC Ministry of Science and Technology to a very limited number of companies.

Our principal products are EPIAO and TPIAO. In addition, we have two legacy products, Intefen and Inleusin; and an in-licensed product, Iron Sucrose Supplement. Substantially all of our revenues and profits are derived from these five products.

For the three years ended December 31, 2007, 2008 and 2009, EPIAO generated approximately 67.3%, 63.5% and 61.9% of our total revenue, respectively. The decrease in EPIAO’s share of our revenue was due to the launch in early 2006 of TPIAO and its rapid market acceptance since launch, which has outpaced EPIAO growth and rapidly become our second largest revenue contributor. According to data derived from IMS Health and internally, EPIAO continued to be the market leader in China both in terms of revenues and sales volume, with market shares of 41.7% and 30.1%, respectively, at the year-end of 2009. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, and 10,000 IU strengths. We launched the new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

Our internally developed product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending in each of the fiscal years 2007, 2008 and 2009 as our second largest revenue contributor, accounting for 23.9% and 27.8%, and 28.3% of our revenues for 2007, 2008 and 2009, respectively.

For the three years ended December 31, 2007, 2008 and 2009, approximately 2.8%, 2.4% and 2.2%, respectively, of total revenue were generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed a prescription iron sucrose supplement product, which we began to market in August 2006. Liaoning Sunshine holds the licenses to Iron Sucrose Supplement. For the three years ended December 31, 2007, 2008 and 2009, approximately 1.8%, 2.9% and 3.4%, respectively, of our total revenue were generated by sales of Iron Sucrose Supplement.

We are actively pursuing eight product candidates in late-, mid- and early-stage clinical and pre-clinical development, including: (1) a high dosage EPIAO; (2) NuPIAO, our second-generation EPIAO; (3) a new indication for our TPIAO to treat idiopathic thrombocytopenic purpura (ITP); (4) NuLeusin, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer; (5) a HPV vaccine for the prevention of cervical cancer; (6) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases; (7) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; and (8) Nephoxil® (ferric citrate), an in-licensed differentiated, iron-based phosphate binder for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with end stage renal disease (ESRD). As announced in early 2010, we have submitted applications to SFDA for a Phase I clinical trial for NuPIAO, and for a registrational clinical trial for Ferumoxytol. In addition, as announced in February 2010, we began a targeted cancer therapeutic development program through collaboration with a third party, focusing on programmed cell death, or apoptosis.

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage of our total sales, at 4.2% in 2009, we plan to expand exports because of growing opportunities, particularly, in the global market for biosimilar products, which are new versions of biopharmaceutical products whose patents have expired.

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

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB559.1 million (US$81.9 million) in 2009, representing an approximately 17.5% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China, with market shares of 30.1% and 41.7%, respectively, at the year end of 2009. We have sold over 13.4 million vials of EPIAO since 1999.

EPIAO is approved by the SFDA for three distinct indications: anemia associated with chronic renal failure; red blood cell mobilization, which is the process in which red blood cells are stimulated to proliferate, before, during, and after surgery; and anemia associated with chemotherapy in cancer patients with non-myeloid malignancies, which are cancers that do not originate in the bone marrow or involve myeloid cells, or non-lymphocyte white blood cells found in the bone marrow. With respect to the last indication, EPIAO continues to be the only product of its kind in China.

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO is an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched our pre-filled syringe EPIAO format in June 2007. We completed the Phase III trial for a high dose (36,000 IU/vial) formulation of EPIAO, and have applied for SFDA approval in December 2008. If approved, we expect the product to be the first of its kind in the Chinese market. In addition, as announced in February 2010, we have submitted the application to SFDA for a Phase I clinical trial for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO.

TPIAO

We launched TPIAO, our internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. We had a monitoring period for TPIAO until May 2010, during which other pharmaceutical companies were prohibited from manufacturing or importing a similar drug. For 2009, our total revenues from TPIAO sales were RMB89.7 million (US$13.1 million), accounting for 28.3% of our overall revenues for the year. With respect to TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them, we have completed the clinical trial and filed for SFDA approval in 2008.

4.B.1.2 Legacy Products

In addition to EPIAO and TPIAO, we market two other protein-based therapeutics that had historically been significant contributors to our overall revenues. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts in early 2004, and our legacy products are now marketed primarily by distributors.

Intefen. Intefen is our recombinant interferon alpha-2a product. Intefen is indicated for the treatment of carcinomas of the lymphatic or hematopoietic system, such as lymphoma and leukemia, and viral infectious diseases, such as hepatitis C. We launched Intefen in the Chinese market in 1995.

Inleusin. Inleusin is our recombinant human interleukin-2, or IL-2, product. Inleusin is indicated for the treatment of renal cell carcinoma, the most common form of kidney cancer, metastatic melanoma, a type of skin cancer, and thoratic fluid build-up caused by cancer and tuberculosis. Inleusin is designed to stimulate the immune system in order to fight cancer and infectious diseases. We launched Inleusin in the Chinese market in 1996.

4.B.1.3 In-Licensed Products

Iron Sucrose Supplement

Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. This product was launched in China in 2005 by Shenyang Borui Pharmaceutical Company Limited, or Borui. We in-license this product from Borui.

Ferumoxytol

We entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc., or AMAG, in May 2008, for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in CKD patients and in patients requiring hemodialysis. Ferumoxytol was approved on June 30, 2009 by US FDA to treat iron deficiency anemia in CKD patients and launched commercially in the U.S. by AMAG in July 2009. As announced in January 2010, we have submitted the application for a registrational clinical trial to SFDA for Ferumoxytol.

Nephoxil® (ferric citrate)

We entered a collaboration and license agreement with Panacor Bioscience Ltd., a Taiwan-based company, or Panacor, as announced in February 2010, to develop and commercialize Nephoxil for the treatment of hyperphosphatemia in China. Nephoxil has completed Phase II clinical development programs, including a dose-ranging study, a high dose safety and tolerability study and an open-label extension study, with strong clinical data. Nephoxil is developed globally and is entering Phase III clinical development in the United States, Japan and Taiwan.

4.B.1.4 Three-Year Net Revenues Breakdown by Product

The following table sets forth our net revenues by product and as a percentage of our total net revenues for the years indicated.

	For the years ended December 31
	2007		2008		2009			2009 growth vs 2008
	RMB’000%		RMB’000%		RMB’000	US$’000%		RMB’000	growth %
Domestics sales

EPIAO	121,220	67.3%	154,570	63.5%	196,080	28,726	61.9%	41,510	26.9%
TPIAO	43,074	23.9%	67,585	27.8%	89,679	13,138	28.3%	22,094	32.7%
Intefen	4,123	2.3%	4,989	2.1%	5,522	809	1.7%	533	10.7%
Inleusin	1,027	0.6%	773	0.3%	1,607	235	0.5%	834	107.9%
Iron Sucrose Supplement	3,206	1.8%	6,984	2.9%	10,715	1,570	3.4%	3,731	53.4%
Export sales	6,784	3.8%	8,289	3.4%	13,216	1,936	4.2%	4,927	59.4%
Other	739	0.4%	55	0.0%	101	15	0.0%	46	83.6%

Total	180,173	100.0%	243,245	100.0%	316,920	46,429	100.0%	73,675	30.3%

4.B.1.5 Product Pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases. Our product pipeline, which we expect will be a key contributor to our future growth, consists of eight product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes: (1) a high dosage (36,000 IU/vial) formulation EPIAO; (2) NuPIAO, our second-generation EPIAO; (3) a new indication for our TPIAO to treat idiopathic thrombocytopenic purpura (ITP); (4) NuLeusin, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer; (5) a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; (6) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases; (7) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; and (8) Nephoxil® (ferric citrate), an in-licensed differentiated, iron-based phosphate binder for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with ESRD. We believe that each of these product candidates, if successfully developed or licensed and approved, would address significant market opportunities. We are required to conduct extensive preclinical and clinical trials in order to generate safety and efficacy data to support a filing for approval by the SFDA.

We are currently expanding the indications for our marketed products, developing next generation, enhanced versions of our marketed products, and bringing novel protein-based therapeutics to market.

The table below summarizes the respective point of development for our product candidates as of December 31, 2009:

*	The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in “3.D Risk factors.”

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the US FDA. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to: “Phase I”, evaluation of safety; “Phase II”, evaluation of safety, dosing and efficacy; “Phase III”: larger scale evaluation of safety and efficacy.

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB559.1 million (US$81.9 million) in 2009, representing a compound annual growth rate (CAGR) of approximately 17.5% from 2003 to 2009.

EPIAO is utilized as a replacement protein therapy to restore EPO to normal or physiological levels, stimulate red blood cell production and relieve the symptoms of anemia, thereby improving the quality of life for patients with renal disease and cancer in addition to reducing the need for continuous blood transfusions. Our EPIAO products are available in four different strengths (2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial and 10,000 IU/vial) and approved for three distinct medical indications. To date, no other EPO product has been approved in China for all three indications.

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

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the 32 consecutive quarters ending with the first quarter of 2010. EPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug, for the treatment of anemia associated with chronic renal failure, and on the provincial medicine catalog for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. (See “4.B.11-b.5 Consumer — Urban personnel basic medical insurance program.”) According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 41.7% and 30.1% respectively at the year end of 2009.

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

In addition, as announced in February 2010, we submitted the application for a Phase I clinical trial to SFDA for NuPIAO, our second-generation EPIAO. NuPIAO is a highly glycosylated ESA (erythropoiesis-stimulating agent) with extended half-life and increased biologic activity. We believe that it is comparable to Amgen’s Aranesp. We have already filed a patent application in China for NuPIAO.

We believe EPIAO’s competitive advantages include:

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

Competitive pricing. Our economy of scale, favorable cost structure and experience in manufacturing afford us the opportunity to competitively price EPIAO while still maintaining attractive margins. In order to secure and maintain a large customer base, we have been pricing our EPIAO products substantially lower than the comparable products produced overseas.

Strong brand awareness. We believe our sustained marketing efforts with medical practitioners and our focus on pre-sale and post-sale services have established EPIAO and Shenyang Sunshine as well-recognized and well-received brands. We have implemented a focused marketing strategy since launching the product in 1998. As part of this strategy, our sales representatives promote our products to doctors by visiting hospitals to better educate physicians and develop brand awareness. We continue to expand our dedicated sales team which focuses specifically on the oncology areas to supplement our existing focus in nephrology.

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

In 2000, we completed a multicenter, randomized placebo controlled extension trial in 105 patients undergoing major orthopedic surgery to evaluate the efficacy of EPIAO in mobilization of red blood cells in patients undergoing surgery. Typically, these patients require allogeneic blood transfusion, where blood comes from a donor instead of the patient himself, thereby exposing the patients to the risk of contracting blood-borne diseases. The primary endpoint of this clinical trial was also restoration of hemoglobin and hematocrit levels. Compared with placebo-controlled patients, patients who received EPIAO before, during and after surgery had higher levels of hemoglobin and hematocrit. We received SFDA approval for this indication in 2000 and launched EPIAO for this indication in December 2002.

TPIAO

Launched in January 2006, TPIAO is our recombinant human thrombopoietin product for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB43.1 million, RMB67.6 million and RMB89.7 million (US$13.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. TPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug for work injury insurance.

We began our research and development efforts on TPIAO in 1995 as part of the national “863” scientific program. After successful discovery and pre-clinical studies, we initiated clinical trials in 1999. Phase I and Phase II clinical trials were completed in 2001 and 2002, respectively, which demonstrated TPIAO’s safety and efficacy.

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

Although we obtained SFDA approval for TPIAO in May 2005, the SFDA has required us to conduct a Phase IV post-marketing trial on TPIAO as a supportive cancer care product. The three-arm trial included approximately 1,000 cancer patients being treated with chemotherapy. The primary endpoint was the time to recovery of platelet count to normal levels. We initiated this trial in the fourth quarter of 2006. We completed this trial and submitted the results report to the Food and Drug Administration of Liaoning Province, or Liaoning FDA, in April 2010.

TPIAO was approved in May 2005 for treatment of chemotherapy-induced thrombocytopenia with a monitoring period of five years, which was expired in May 2010. During the monitoring period, other pharmaceutical companies were prohibited from manufacturing or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Since the monitoring period is expired, other manufacturers in China may apply for approval of the SFDA to conduct clinical trials and then to manufacture and market their TPO products. However, we are not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product. The SFDA review process usually spans multiple years. In addition, we believe that our technology know-hows related to TPIAO provide us with significant competitive advantage.

We have two issued patents in relation to TPIAO.

Legacy Products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics that used to be significant contributors to our overall revenue. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts since early 2004 and no longer heavily market these products with our own sales force.

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

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB5.5 million (US$0.8 million) in 2009, representing an increase of 10.7% over 2008.

In 1994, we completed a multicenter, randomized Phase III clinical trial with Intefen in 127 patients with hepatitis C virus, or HCV. The primary endpoints of the trial were the change in Alanine Amino Transferase recovery rates, or ALT, a measurement of liver function and HCV RNA clearance rates, a measure of the number of viruses present in the patient. The data indicated that Intefen was comparable to Schering Plough’s Intron A when measured with these two tests. The observed side effects were flu-like symptoms that were relatively minor and reversed upon discontinuation of the therapy.

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

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB1.6 million (US$0.2 million) in 2009, representing an increase of 107.9% over 2008.

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

In-Licensed Products

Iron Sucrose Supplement. Iron Sucrose Supplement is a complex of polynuclear iron (III)-hydroxide, a bioavailable form of iron, in a sucrose solution for intravenous use. It is indicated for the treatment of iron deficiency anemia in patients with end-stage renal disease and generally considered to have a superior safety profile compared to other forms of iron supplements. Iron sucrose supplement is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug.

This Iron Sucrose Supplement was launched in China in 2005 by Shenyang Borui Pharmaceutical Company Limited (“Borui”). We in-licensed five-year exclusive PRC distribution rights for this product from Borui in May 2006. We began to generate revenues from the sale of Iron Sucrose Supplement in the beginning of 2007. We believe this product is complementary to our EPIAO product lines as we have a strong brand reputation in the nephrology market in China, and Iron Sucrose Supplement is designed to treat anemia associated with iron deficiency for patients with renal disease.

In 2008, we entered into various agreements with Borui and Chengdu Tiantaishan Pharmaceutical Co. Ltd., or Tiantaishan, the manufacturer for this product, to acquire additional rights to the Iron Sucrose Supplement. Pursuant to these agreements, we hold the technical know-how and the exclusive national distribution rights to this product until 2013.

Our Product Candidates

Ferumoxytol

We entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc. (“AMAG”), for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in CKD patients and in patients requiring hemodialysis.

Under the terms of the agreement, AMAG granted us exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to expand into additional indications. We will be responsible for the clinical development, registration, and commercialization of ferumoxytol in the PRC. We and AMAG will form a joint steering committee, with equal representation from both parties, to oversee and guide the development and commercialization of ferumoxytol in China. The agreement has an initial duration of 13 years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to us at a predetermined supply price.

Ferumoxytol was approved in June 2009 by the U.S. Food and Drug Administration to treat iron deficiency anemia in CKD patients and launched commercially in the U.S. by AMAG in July 2009. We have submitted the application for a registrational clinical trial for Ferumoxytol to SFDA, as announced in January 2010. Once approved by the SFDA, we will commence a multi-center randomized efficacy and safety study in China with approximately 200 CKD patients, measuring the mean change in hemoglobin from baseline at Day 35 after first dose.

Nephoxil® (ferric citrate)

We entered into a framework collaboration and license agreement with Panacor, as announced in February 2010, to develop and commercialize Nephoxil for the treatment of hyperphosphatemia in China.

Nephoxil is a differentiated, iron-based phosphate binder for the treatment of hyperphosphatemia (elevated phosphate levels) in patients with ESRD. Nephoxil is free of aluminum, lanthanum and calcium, and is not polymer-based. Due to the deterioration of kidney function, ESRD patients are unable to excrete phosphorus effectively even through frequent dialysis, and almost all patients require daily phosphate binder intake to control body phosphate levels. If not treated, hyperphosphatemia could lead to serious or fatal complications such as bone deformation (renal osteodystrophy), coronary calcification, heart disease, stroke and cardiovascular diseases which account for about half of the causes of death in the ESRD population.

Nephoxil has completed Phase II clinical development programs, including a dose-ranging study, a high dose safety and tolerability study and an open-label extension study, with strong clinical data. Nephoxil is developed globally and is entering Phase III clinical development in the United States, Japan and Taiwan.

Under the terms of the agreement, Panacor will grant us exclusive commercialization rights to Nephoxil in China. Panacor will receive an upfront payment, milestone payment upon SFDA approval and royalties on future product sales. We will be responsible for the cost of clinical development, registration, manufacturing and commercialization of Nephoxil in China.

NuPIAO

As announced in February 2010, we submitted the application for a Phase I clinical trial to SFDA for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to

Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO and is currently the only second-generation EPO product approved by the US FDA. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both the patient and the caregiver. We have already filed a patent application in China for NuPIAO.

High-Dose EPIAO

In 2007, we completed enrollment registration of patients for a clinical trial for our 36,000 IU/vial formulation of EPIAO, which is an initial step in the trial process. This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients. We filed an application for SFDA approval of the high-doage EPIAO at the end of 2008. There currently is no dosage form of this kind on the market in China. In 2006, we initiated a randomized placebo-controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group is administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin level. We have not received SFDA approval as of year-end of 2009.

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

We have completed a Phase III clinical trial to study TPIAO for the treatment of ITP. The Phase III trial is a multicenter, randomized, placebo-controlled study in 120 ITP patients. All patients are administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group is administered an additional 1.0 µg (or microgram)/kg TPIAO once daily for 14 days. The primary endpoint of this trial is the measurement of platelet counts during the 14 day treatment. We filed for SFDA approval in 2008. We have not received SFDA approval as of year-end of 2009.

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

We have completed a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma and filed for SFDA approval in 2008. We have not received SFDA approval as of year-end of 2009.

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

In 1995, scientists from Merck & Co., Inc. and MedImmune Inc. separately demonstrated that expression of the papilloma virus major capsid gene L1 alone, or together with the minor capsid protein L2, is sufficient for the generation of virus-like particles, or VLPs. VLPs mimic in some aspects the infection with virions and induce virus-neutralizing antibodies, making them an attractive candidate for developing a prophylactic vaccine against HPV infections. In June 2006, Merck received approval from the US FDA for its vaccine targeting four strains of HPV that cause approximately 70% of cervical cancers and approximately 90% of genital warts. Our HPV vaccine candidate also targets VLPs of HPV-16 and HPV-18.

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we are developing in collaboration with Epitomics, Inc., a United States-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. Tumor necrosis factor a (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule, SSS07 is designed to prevent activation of the inflammation signalling cascade. Several TNF inhibitors developed by other companies have been approved by the US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab).

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

4.B.2 Competition and Principal Markets

In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and “Yi Pei” by Di’ao Group Chengdu Diao Jiuhong Pharmaceutical Factory. Competitors for the Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd.

While we believe TPIAO, our internally developed protein-based therapeutic product, is the only recombinant human thrombopoietin, or TPO-based therapeutic, available in the Chinese market to date, the monitoring period for our TPIAO product expired as of May 2010, and other companies may, subject to the review and approval of the SFDA, conduct clinical trials and manufacture and market their TPO products.

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

4.B.2.1 Export Sales

In addition to our domestic sales, we currently export certain of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and Southeast Asia. Our export sales primarily consist of sales of EPIAO injection, Intefen injection and TPIAO injection, and bulk sales of the active pharmaceutical ingredient of Iron Sucrose Supplement.

We plan to explore global biosimilar opportunities and seek the approval of our products in selected international markets.

Export sales accounted for 3.8%, 3.4% and 4.2% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

	For the Years ended December 31,
	2007	2008	2009
	(in thousands)
Revenues by geography
Egypt	$1,052	$407	$1,210
Korean	2,770	1,220	1,524
Brazil	737	1,124	2,375
Pakistan	546	3,123	3,108
Thailand	906	1,279	3,379
Bengal	218	694	1,004
Rest of World	555	442	616

Total Revenues	$6,784	$8,289	$13,216

4.B.3 Seasonality of Business

Not applicable.

4.B.4 Supply of Raw Materials

Our top five suppliers and the single largest supplier as percentages of our overall cost of revenue were 50.4% and 14.9%, respectively, for the year ended December 31, 2009. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. It is our current belief that our switching cost for our suppliers is not high because alternative suppliers are readily available.

4.B.5 Marketing, Sales and Distribution

Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC medical community for quality and reliability.

We maintain a sales and marketing force in 30 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2009, our principal products EPIAO and TPIAO were marketed by our 280 sales and marketing professionals and sold by our network of approximately 80 distributors to healthcare providers including, based on our internal estimates, approximately 2,900 hospitals, clinics and dialysis centers.

Our internal sales and marketing staff details our products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed and sold by distributors.

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

Hospitals in China typically purchase medical products on credit and sometimes do not make payment until more than a year after the purchase. By contrast, the average credit terms that we give to our distributors range from 30 days to 120 days, with the majority averaging around 83 days from the date of our delivery, regardless of whether payments from the hospital to the distributors are received. We believe by selling our products through distributors, we achieve an improved collection rate on our accounts receivable and reduce bad debt expense.

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

A significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. For in each of the past three years, sales to our top five distributors accounted for approximately 30% to 40% of our revenue. Sales to our top ten distributors accounted for approximately 53%, 55%, and 54% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

4.B.6 Research and Development

As of the date of this annual report, our research and development team consisted of 23 research personnel and medical professionals, including three PhDs, one MD, and eight holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct research and development activities at our Shenyang facilities. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “4.B.1.5 Product Pipeline” and “4.B.1.6 Expanded Discussion of Products” above.

Our research and development expenses for the years ended December 31, 2007, 2008 and 2009 were RMB11.6 million, RMB22.5 million, and RMB 19.4 million (US$2.8 million), respectively.

4.B.7 Intellectual Property

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

We have also filed one pending PRC patent application related to the manufacturing of a novel erythropoiesis stimulating protein analogue. We do not own any foreign patents and have not filed any patent applications outside of the PRC. In addition, we own 11 registered trademarks relating to EPIAO, TPIAO, Intefen and Inleusin.

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

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend upon subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether. PRC patent and trademark laws are discussed in greater detail in 4.B.11-c.1 PRC patent law and 4.B.11-c.2 Trademarks.

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

See “4.B.11-c Intellectual Property” for general discussions on the intellectual property regulations in the Chinese pharmaceutical industry.

4.B.8 Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing and formulation, fill and finish activities for the production of EPIAO, TPIAO, Intefen, Inleusin and other product candidates for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility, and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facility is re-certified in accordance with Chinese current GMP, and such GMP certificate is valid for five years, currently through 2010. We specialize in manufacturing proteins with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems. Our facilities give us the capability to manufacture products at up to 105-grams scale using bacterial production systems for our legacy products and up to 270-grams scale using mammalian cell expression systems for EPIAO and TPIAO.

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

As part of our overall strategy to increase our manufacturing capacity, we have completed construction of new manufacturing facilities in early 2010. Our new facilities will support the future growth of EPIAO in China, and serve as a first step towards exploring global biosimilar opportunities.

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

4.B.9 Facilities

Our state-of-art manufacturing facilities are located in the Shenyang Economy & Technology Development Zone, where, after the recent completion of new facilities, we own four buildings with an aggregate of approximately 17,020 square meters of office, research and development, and manufacturing space, including cleanrooms of approximately 5,600 square meters. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and mammalian expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. Please refer to “4.B.8 Manufacturing” for productive capacity, products, and other information. Our manufacturing facilities are compliant with Chinese environmental regulations.

In early 2010, we completed building new manufacturing facilities in Shenyang. We commenced construction in November 2007, and have expended, including contracted amounts that are not yet paid, approximately RMB161 million as of December 31, 2009 for this construction project, and related machinery and equipment, with approximately RMB5 million to RMB10 million budgeted for additional expenditures. The new facilities are estimated to increase our manufacturing capacity by three to five times, subject to actual conditions and other operating parameters. We have funded, and expect to fund, such capital expenditures with a combination of cash generated from operating activities and proceeds from our initial public offering in February 2007.

We have leased office space used for local sales and services in various cities of China.

The following table contains information concerning our significant real properties, all owned by us through Shenyang Sunshine:

Location	General Character, Size and Use of Property

Shenyang, China	approximately 17,020 square meters, used for office, manufacturing, and research and development.

Shenyang, China	400 square meters, used for general corporate purposes.

Beijing, China	1,000 square meters, used for sales and marketing.

We believe that our facilities and equipment are in good working condition.

4.B.10 Employees

We had 373, 483 and 550 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2009:

As of December 31, 2009
Manufacturing and services	166
Research and development	18
General and administration	86
Marketing and sales	280

Total	550

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service, manufacturing and assembly as we grow our business. We have a labor union in accordance with Chinese law and practice, and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, amounting to RMB2.4 million, RMB3.3 million and RMB3.9 million (US$0.6 million) for year 2007, 2008 and 2009, respectively.

Also, in accordance with PRC regulations, we make annual contributions towards a housing fund, a supplemental medical insurance fund and a maternity fund.

4.B.11 Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations related to our business.

4.B.11-a Regulatory Authorities

In the PRC, the State Food and Drug Administration, or the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA and reported to the State Council until the MOH was reorganized and assumed administrative responsibility for the SFDA in March 2008.

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

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products, medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

The MOH is a ministerial-level authority under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health system in the PRC excluding the pharmaceutical industry. In March 2008, the MOH was reorganized and assumed administrative responsibility for the SFDA. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes, promulgating national regulations, and producing professional codes of ethics for public medical personnel. The MOH is also responsible for international issues, such as those pertinent to foreign companies and governments, and NGOs.

Other than SFDA and MOH, certain aspects of our operations may also come under the jurisdiction of other government authorities at various levels such as NDRC.

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

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and safety of pharmaceutical products for human use. This revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medicinal preparations of medical institutions and the research, development, manufacturing, packaging, distribution, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 which provides detailed implementation regulations for the revised PRC Drug Administration Law.

4.B.11-b.2 Medicine Approval and Manufacturing

Examination and approval of new medicines

In October 2002, the SFDA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, which were later revised on February 28, 2005 and subsequently replaced by the new Administrative Measures on the Registration of Pharmaceutical Products on October 1, 2007. Under the current regulations, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Administrative Measures on the Registration of Pharmaceutical Products, the approval of new medicines requires the following steps:

•

Upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine shall be submitted to the drug regulatory authorities at the provincial level for review. After completion of their review, such drug regulatory authorities shall submit their opinion and report to the SFDA for review;

•

If all the requirements are complied with, the SFDA will issue a notice of acceptance of application and proceed with its assessment on whether or not to grant the approval for conducting the clinical research on the new medicine;

•

After obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine) at institutions with appropriate qualification:

•

Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan;

•

Phase II refers to the stage of preliminary evaluation of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the dosage under the prescription plan; and

•

Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof, and, eventually, to provide sufficient basis for review of the medicine registration application.

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

Each pharmaceutical manufacturing permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a pharmaceutical manufacturing permit is subject to review by the relevant regulatory authorities on an annual basis. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with the then prevailing legal and regulatory requirements for the purposes of such renewal.

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

Registration of Pharmaceutical Products. All pharmaceutical products that are produced in the PRC must bear a registered number issued by the SFDA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The pharmaceutical manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

GMP Certificates. The World Health Organization encourages the adoption of GMP standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

China’s Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. The Guidelines cover issues such as production facilities, qualification of staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On September 7, 2005, the SFDA issued the revised Administrative Measures on Accreditation of Good Manufacturing Practice for Pharmaceuticals, which stipulates the procedures of GMP accreditation, including documents and materials to be submitted to the SFDA or to the relevant drug regulatory authorities at the provincial level and on-site and follow-up examinations to be conducted by the relevant SFDA agencies. Each GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

4.B.11-b.3 Distribution

Distribution of pharmaceutical products

According to the PRC Drug Administration Law and its implementing regulations and the Measures for Supervision and Administration of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

•	wholesalers and retailers holding pharmaceutical trading permits;

•	other holders of pharmaceutical manufacturing permits; or

•	medical practitioners holding medical institution practice permits.

A pharmaceutical manufacturer in the PRC is prohibited from selling its products to end-users, or any individuals or entities other than holders of pharmaceutical trading permits, pharmaceutical manufacturing permits or medical institution practice permits.

The granting of a pharmaceutical trading permit to wholesalers shall be subject to approval of the relevant drug regulatory authorities at the provincial level, while the granting of pharmaceutical trading permit to retailers shall be subject to the approval of the relevant drug regulatory authorities above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, and neither may pharmaceutical retailers engage in wholesale distribution.

A pharmaceutical distributor (including wholesalers and retailers) shall satisfy the following requirements:

•	retaining qualified personnel with pharmaceutical expertise as required by the law;

•	operating in business site, facilities, warehousing and sanitary environment compatible to the distributed pharmaceutical products;

•	engaging quality management system and personnel compatible to the distributed pharmaceutical products; and

•	complying with relevant rules and regulations to ensure the quality of the distributed pharmaceutical products.

Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules and shall be granted a certificate under such rules by the SFDA.

Pharmaceutical distributors must keep true and complete records of any pharmaceutical products purchased, distributed or sold with the generic name of such products, specification, approval code, term, manufacturer, purchasing or selling party, price and date of purchase or sale. A pharmaceutical distributor must keep such record until one year after the expiry date of such products and in any case, such record must be kept for no less than three years. Penalties may be imposed for any violation of record-keeping.

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

The Administration Rules on Foreign Investment in Sales and Distribution and related administrative pronouncements permit foreign companies to establish or invest in wholly-foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceutical products in China, subject to approvals from the SFDA and MOFCOM or the respective provincial level delegate agencies and certain review and filing requirements.

Price control and competitive bidding

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether it is a newly developed product, and the status of implementing the GMP Guidelines by its manufacturer.

The prices of pharmaceutical products included in the price control lists are subject to adjustment upon approval by the price administration authorities from time to time. Pharmaceutical enterprises in the PRC are required to submit cost related information such as raw material prices regularly to the relevant price administration authorities, so that the authorities could take into account the market conditions when setting the prices. The price administration authorities may approve adjustments to the prices upon request if material changes in production costs or significant changes in demand for these pharmaceutical products are recognized.

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service. The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the relevant province or local district. This bidding mechanism was first instituted in 2004 and has been adopted across China, with provincial variations.

4.B.11-b.4 Key Certificates and Permits

Our pharmaceutical manufacturing permit was issued by Liaoning FDA on January 1, 2006 and will expire on December 31, 2010. Our GMP certificate in relation to TPIAO was issued by the SFDA on July 29, 2005 and will expire on July 28, 2010. Our GMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on February 10, 2010 and will expire on February 9, 2015. Liaoning Sunshine’s pharmaceutical trading permit was issued by Liaoning FDA on December 30, 2009 and will expire on December 29, 2014. Liaoning Sunshine’s certificate for good operation management practice, or GSP certificate, in relation to pharmaceutical wholesales was issued by Liaoning FDA on December 8, 2008 and will expire on December 7, 2013.

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

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000. Pursuant to the Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated, which provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. Under this law, any company engaged in fraudulent conduct in connection with services and goods supplied, at the request of the aggrieved consumer, may be liable for an incremental damage equal to the amount paid for such service or goods. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

On December 26, 2009, the PRC Tort Liability Law, or the Tort Liability Law, was promulgated, and will take effect on July 1, 2010. The Tort Liability Law provides basis for a variety of tort claims resulted from defective products, motor accidents, medical malpractice, environmental pollution, and highly dangerous activities and animals. In particular, according to the Tort Liability Law, where any producer or seller knowingly produces or sells defective products that cause death or serious injury to the health of others, the injured party may claim appropriate punitive damages.

Urban personnel basic medical insurance program

According to the State Council Decision on the Establishment of the Basic Medical Insurance System of Personnel in Cities and Townships promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue, as amended, or Catalogue, with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the Catalogue are covered by the urban personnel basic medical insurance program, or Program.

Reimbursement under the urban personnel basic medical insurance program

According to the PRC National Bureau of Statistics, as of December 31, 2008, approximately 317.0 million people in China were enrolled in the Program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the Catalogue for the Program, and under which category a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including whether the medicine is consumed in large quantities and commonly prescribed for clinical use, and whether the medicine is considered to be important in meeting the basic healthcare needs of the general public. A program participant can be reimbursed for the full cost of a Category A medicine and 80 to 90% of the cost of a Category B medicine. Although it is designated as a national program, the implementation of the Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Category A medicines listed in the Catalogue in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Category B medicines listed in the Catalogue from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Category B medicines listed in the Catalogue. In addition, provincial governments may not downgrade a nationally classified Category A medicine to Category B.

The total amount of reimbursement for the cost of prescription and over-the-counter medicines, in addition to other medical expenses, for an individual program participant in a calendar year is capped at the amount in that participant’s individual account. The amount in a participant’s account varies, depending upon the amount of contributions made by the participant and his or her employer. Generally, program participants who are from relatively wealthier eastern parts of China or metropolitan cities have greater amounts in their individual accounts than those from less developed areas.

While inclusion of a medicine in the Catalogue or the provincial medical catalogue may improve the sales volume of the medicine, a selected medicine generally is subject to various price controls, including fixed retail price or retail price ceiling, and periodical government-imposed price adjustments.

Prescription regulations

As announced by Ministry of Health, the Prescription Administrative Measures, took effect on May 1, 2007, which stipulates that doctors may only use the generic names of drugs in their prescriptions instead of brand names and that medical institutions may offer patients the same type of drug from no more than two separate pharmaceutical companies. The purpose of this regulation is to combat the practice of doctors receiving kickbacks from pharmaceutical companies for prescribing higher priced, or even unneeded, drugs to patients.

4.B.11-c Intellectual Property

4.B.11-c.1 PRC patent law

The PRC government first allowed patents for the protection of proprietary rights, as set forth in the 1985 China Patent Law (revised on December 27, 2008, effective as of October 1, 2009). Pharmaceutical inventions were not patentable under the China Patent Law until 1994. Patents relating to pharmaceutical inventions are effective for 20 years from the date the patent application is filed.

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

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as: (1) the loss actually suffered by the patent holder arising from the infringement; (2) if such actual loss cannot be ascertained, the benefit gained by the infringing party from the infringement; (3) if such actual loss or benefit cannot be ascertained, a reasonable amount by reference to certain times of the patent’s license fees; or (4) if damages cannot be established by method (1) through (3), statutory damages in the range from RMB10,000 to RMB1,000,000 to be imposed by the court. The reasonable costs expended by the patent holder to cause infringement to cease are required to be added to the amount calculated under (1) through (3) above,

As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory license

Pursuant to the PRC Patent Law, as amended, the SIPO may, on the basis of the application of any entity or individual that is qualified to exploit an invention patent or utility model patent, grant a compulsory license to any such entity or individual if: (1) where, within three years of the date on which the patent right is granted and within four years of the date of patent application, the patent owner has not exploited the patent, or not done so adequately, without any reasonable justification; or (2) where, the patent owner’s act of exploitation of the patent is held in accordance with law to be monopolistic and it is necessary to grant the compulsory license to remove or reduce any anti-competitive and adverse effect .

Under the PRC Patent Law, as amended, for public health purposes, the SIPO may grant a compulsory license for manufacturing patented medicines and exporting them to countries or regions which comply with the provisions of relevant international treaties acceded to by the PRC.

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

Although patent rights are national rights, there is also a large degree of international cooperation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

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

•	The trademark owner may institute civil proceedings directly with a court. Civil redress for trademark infringement includes:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e; compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

•

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

•	If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ.

4.B.11-c.3 Administrative protection and monitoring periods for new drugs

In April 1999, the SFDA promulgated the Regulations for New Drug Protection and Related Technology Transfer, or the 1999 Regulations, which provided a six to 12 year administrative protection period for different categories of new drugs. During the protection period of a new drug manufactured by a specific pharmaceutical company, other enterprises or individuals are prohibited from manufacturing a similar drug or expanding the label of any existing drug to include the same indication. In December 2002, the 1999 Regulations were replaced by the Administrative Measures on the Registration of Pharmaceutical Products, or the 2002 Regulations, which were later revised in February 2005 and October 2007. However, according to an official notice of the SFDA, administrative protection periods granted prior to September 2002 pursuant to the 1999 Regulations will stay valid until their respective expiration dates.

According to the 2002 Regulations, as amended, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug.

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

Any applicant who is not satisfied with the SFDA’s decision can appeal within 60 days of its receipt of the SFDA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the SFDA or file an administrative lawsuit with a People’s Court in China.

TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoyed exclusivity under an administrative protection period till May 2010.

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

On December 5, 2008, Shenyang Sunshine obtained the “New and High Technology Enterprise” certificate that entitles it to a preferential EIT rate of 15%, which was effective retroactively from January 1, 2008 to December 31, 2010. We plan to apply for renewal of this certification. However, we cannot assure you that we will be able to maintain this certification through any future renewal applications, and cannot assure you that such preferential rate will continue in future periods.

Under the EIT law and the implementation rules issued by the State Council, PRC income tax, generally at the rate of 10% (subject to any applicable tax treaty), is applicable to all dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Such taxes are subject to withholding (“WHT”).

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is deemed a PRC resident enterprise and is subject to the EIT at the 25% statutory rate or any rate applicable to such resident enterprise on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In April 2009, the PRC National Tax Administration issued Circular No. 82 “Issues concerning the Identification of China-controlled Overseas-incorporated Enterprise as Resident Enterprise on the Basis of the Standard of De Facto Management Bodies.” This Circular limits the applicability of the tax residency determination employing the de facto management bodies standard to such enterprises incorporated outside China whose principal control investors are enterprises or enterprise groups within China. While substantially all of our management functions are currently based in China, and will likely remain in China for the foreseeable future, we do not have any enterprise or enterprise group within China as our principal control investors. Please see Item 7.A “Major Shareholders”. We have not been taxed as a resident enterprise at any time since the promulgation of the EIT Law. It remains, however, unclear whether PRC tax authorities would require or permit us to be treated as a PRC resident enterprise.

Risk and uncertainties as to residency

Notwithstanding the discussions above, there are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including, that PRC National Tax Administration and local and other authorities may change their views on this issue in future. See “3.D.3 — Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.”

If we were deemed a PRC resident enterprise, we could be subject to the EIT at 25%, or any preferential rate, if obtained, on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends constitute “dividends among qualified PRC resident enterprises.” It is, however, unclear what type of enterprises would be deemed a “qualified PRC resident enterprise” for such purposes. If we were considered a resident enterprise and determined to have earned income other than exempted dividends from our PRC subsidiaries, the EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Further, If we were deemed a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such non-resident enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. It is unclear whether, if we were deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident enterprise shareholders and ADS holders were subject to the WHT, your investment in our shares or ADSs could be materially and adversely affected.

Alternatively, if we, as to the holding entities outside China, are deemed non-resident enterprises, the WHT may apply to the dividends (and interests on intra-company loans) paid by our PRC subsidiaries to the holding entities outside China. For the information regarding our holding structure, please refer to “4.C Organization Structure”.

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

Under the Administration Rules, foreign-invested enterprises in China, such as Shenyang Sunshine, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include but not limited to registration with approvals by the SAFE, MOFCOM and other relevant government authorities.

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

4.C Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Time of Formation	Place of Formation	Relationship

Collected Mind	July 2006	British Virgin Islands	Wholly-owned subsidiary of 3SBio Inc.

— China Sansheng Medical Limited*	November 2009	Hong Kong	Wholly-owned subsidiary of Collected Mind

— Shenyang Sunshine Pharmaceutical Co., Limited	January 1993	PRC	Wholly-owned subsidiary of Collected Mind

Liaoning Sunshine Bio-Pharmaceutical Company Limited	February 2000	PRC	Consolidated affiliated entity

— Liaoning Sunshine Scientific Development Company Limited*	December 2009	PRC	Wholly-owned subsidiary of Liaoning Sunshine, Consolidated affiliated entity

*	As of December 31, 2009, not involved in any business activities.

4.C.1 Principal Affiliated Entities

Historically, we conducted our manufacturing and marketing activities through our wholly owned subsidiary, Shenyang Sunshine, and certain distribution and logistics activities through Beijing Sunshine (now dissolved) and Liaoning Sunshine.

Under Foreign Investment Industrial Guidance Catalogue, as amended, foreign investment in wholesale and retail sales and distribution of pharmaceutical products is restricted. We had held equity interests in Liaoning Sunshine and Beijing Sunshine, and divested these interests as part of our corporate reorganization in 2006.

Liaoning Sunshine is primarily engaged in the distribution of our in-licensed products, currently comprising Iron Sucrose Supplement, as Shenyang Sunshine, our principal subsidiary, may only engage in the trading of the pharmaceutical products that it has produced itself. Since Beijing Sunshine was duplicative in its role in relation to Liaoning Sunshine, it was dissolved in October 2008.

For the three years ended December 31, 2007, 2008 and 2009, Liaoning Sunshine’s revenue represented approximately 5.7%, 4.9% and 4.5% of our total net revenue, respectively. Before dissolution, for the two years ended December 31, 2007 and 2008, Beijing Sunshine generated no revenue.

4.C.2 Economic and Control Arrangements

Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, our chairman, Mr. Dan Lou, to enable us to maintain control over it, including: (1) a business cooperation agreement; (2) a purchase agreements for the acquisition of equity interest in Liaoning Sunshine; (3) a voting agreement; and (4) an equity pledge agreement. Beijing Sunshine had similar contractual arrangements with us before dissolution. Liaoning Sunshine and Beijing Sunshine have been included in our consolidated financial statements as variable interest entities. Please see “7.B Related Party Transactions—Certain agreements with VIEs”.

4.D. Property, Plant and Equipment

Please refer to “4.B.9 Facilities” for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following in conjunction with our audited consolidated financial statements for the periods covered by this report, together with the accompanying notes, all included elsewhere in this annual report. This discussion contains forward-looking statements and other information and statements that are subject to risks, uncertainties, assumptions and limitations. Our actual results could differ materially from such information and statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” and other information about risks, uncertainties, assumption in this report and our other disclosures. Please also read the information under the heading “Cautionary Statement concerning Forward-looking Statement” at beginning of this annual report.

5.A Operating Results

5.A.1 Significant Trends, Factors, and Developments

Certain significant trends, factors, and developments, as discussed below, have historically affected or had a material effect on our results of operations, or, are reasonably likely to affect or have a material effect on our results of operations in future periods.

Continuing Pricing Pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and various price controls and the bidding mechanism in China. For example, the average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain stable overall average selling prices for our higher dosage EPIAO products over the past few years. We remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth and favorable overall margins.

We believe our ability to continue to grow our revenue and remain profitable in the face of downward pricing pressure is primarily dependent on the following factors:

Enhancing Product Mix. We are continually enhancing our product mix through the introduction of new products, such as our proprietary new drug, TPIAO, our pre-filled syringe EPIAO and our in-licensed iron sucrose supplement. Please also see “5.A.1.2 TPIAO Growth and Reduced Reliance on EPIAO Sales” below.

Realigning Sales and Marketing Resources. As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other more profitable products, thereby improving our overall product mix and sales force efficiency. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, as we strategically realigned our internal focus on EPIAO, and, in particular, its higher dosage forms, and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces while we reimburse their related costs of selling based on pre-determined percentages of sales and timeliness of collection.

Export Sales. While export sales accounted for a small percentage of our total revenues in past periods, we believe, in the long term, growth in export sales may assist us in offsetting pricing pressures in our domestic market. See “4.B.2.1 Export Sales.”

The pricing of our products may also be affected in future periods by the ongoing heath care reform in China discussed below.

TPIAO Growth and Reduced Reliance on EPIAO Sales.

Our net revenue growth has been primarily driven by sales of EPIAO. We have established a market leadership position in China with respect to EPIAO, which accounted for 61.9% of our total sales in 2009. In January 2006, we launched our new TPIAO product, which has outpaced EPIAO growth and become our second largest revenue contributor, with net sales revenue of RMB89.7 million (US$13.1 million) and accounting for 28.3% of our overall sales in 2009. For the three years ended December 31, 2007, 2008 and 2009, EPIAO generated approximately 67.3% ,63.5% and 61.9% of our total revenues, respectively; and TPIAO, 23.9% ,27.8% and 28.3%, respectively. We will remain focused on promoting TPIAO products to diversify our revenue sources.

Although the monitoring period of TPIAO expired as of May 2010, we are not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product. The SFDA review process usually spans multiple years. In addition, we believe that our technology know-hows related to TPIAO provide us with significant competitive advantage.

Comprehensive Healthcare Reform in China

The healthcare system in China is undergoing a comprehensive reform that aims to improve affordability of healthcare services, the rural healthcare system and healthcare service quality. In early April 2009, a document titled “Opinions by the Central Committee of the Chinese Communist Party and the PRC State Council concerning further Reforms of the Medical and Health System”, or Opinions, was issued. The reform plan contemplates expanded insurance coverage; increased government healthcare spending and commitments of RMB850 billion in three years; and increased government insurance reimbursement limits, among other proposals. Such government spending is expected to be used primarily to: (i) establish a basic healthcare medical insurance regime; (ii) increase the amount of rural and urban population covered by the basic medical insurance system or the new rural cooperative healthcare medical system to at least 90% by 2011; (iii) build a basic medicine system that includes a registry of essential drugs produced and distributed under government control and supervision; and (iv) enhance healthcare facilities, including building clinics and hospitals.

As a key component of the reform, the National Essential Drugs Registry was promulgated by PRC Ministry of Health in August 2009, which includes 307 medicines selected with a view towards medical conditions or diseases that are of common- or high-incidence. None of our products is included in the Registry. In addition, in November 2009, NDRC, MOH and Ministry of Human Resources and Social Security jointly issued a Notice of Opinion on Reform of Pricing System of Pharmaceuticals and Medical Services that, among other proposals, endorses greater profit margins to be allowed for innovative drugs and first-to-market generics.

We believe that the improvement in basic health services may result in more patients being properly diagnosed with conditions that can be treated using our products; and promotion of innovative drugs and first-to-market generics generally would favor larger companies with strong research and development capabilities like us. On the other hand, the need to make medical care more affordable and accessible may mandate additional pricing controls, potentially adverse to pharmaceutical producers like us. As these policy-level official pronouncements have not been reflected in more concrete implementations, there remains much uncertainty as to the timetable, scope, direction, and other specifics of the reform, and as to the particular impact on us.

Possible Effects of the Global Economic Downturn

The financial crisis that originated in the U.S. and the ensuing market dislocations have had a wide-ranging adverse impact on many economies. As of the date of this annual report, we have not observed any material effect of this crisis in relation to our operations. Our net revenues grew 35% and 30% in fiscal 2008 and 2009, respectively, over the preceding year. Our products provide critical medical care. Exports constitute less than 5% of our total revenues. However, our business may be susceptible to many factors and risks that may have unforeseeable impact on us, particularly if Chinese economy experiences a significant slowdown.

5.A.2 Significant Components of Revenue and Expenses

Net revenues

Net revenues consist of the invoiced value of goods sold, net of VAT, trade discounts and allowances, and, in very rare circumstances, discretionary sales returns. In the PRC, VAT on the invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset by VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the authorities.

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

We generally recognize revenue at the time our products are delivered and the customers take ownership and assume risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. We are a party to binding purchase agreements with our distributors each time we make a sale of our products. Under these purchase agreements, our distributors agree to pay a fixed amount of money per unit of our products over a period of time. Our distributors take ownership of our products when they accept our products.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. We made an allowance for doubtful accounts of RMB2,915,000 (US$427,000) as at December 31, 2009. As of December 31, 2009, there were no material amounts of receivables outstanding for more than one year that was not reserved.

VAT

Our revenues are recorded net of VAT. VAT is charged based on the selling price of our products at a general rate of 17%. In China, pharmaceutical companies are accustomed to having the market sales data referenced to revenue inclusive of the VAT, which is referred to as “gross revenue”. Gross revenue is mainly presented for non-financial purpose. For example, the data quoted by IMS Health throughout this annual report are quoted on gross revenue.

Cost of revenue

Our cost of revenue includes costs of raw materials, packaging, labor costs and manufacturing overhead. Our manufacturing overhead is primarily comprised of factory staff costs, allocated utilities and depreciation of our production facilities. We believe the relatively low cost of labor in the PRC provides us with a significant competitive advantage compared to international competitors that are not producing products in the PRC. We expect that, after we commence operations in our new manufacturing facilities, depreciation charges will increase on a per unit basis in early years before the full deployment of the capacity of our new manufacturing facilities.

Operating expenses

Our operating expenses include research and development costs, or R&D costs, sales, marketing and distribution expenses and general and administrative expenses. The key components of our operating expenses are described below.

Research and development costs. Our research and development costs are related to activities such as preclinical studies and clinical trials and consist primarily of:

•	Direct and allocated salaries and related expenses for research and development personnel;

•	Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

•	Direct cost of materials used in research and development;

•	Direct cost of equipment that lacks an alternative future use;

•	Fees paid to independent research organizations in conjunction with preclinical animal studies;

•	Allocated depreciation of research equipment and laboratory facilities;

•	Manufacturing costs of our clinical trial supply quantities for our product candidates;

•	Non-refundable upfront payments paid and/or milestone payments related to our in-licensing agreements;

•	Costs associated with other clinical development such as seminar hosting and process optimization; and

•	Costs for seeking EMEA approval so that we may enter the European market for biosimilar products.

We expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize.

The following table shows the research and development costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the years indicated.

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Research and development costs by product
EPIAO	3,976	3,539	2,394	351
TPIAO	4,556	5,271	5,293	775
Others	3,103	13,667	11,740	1,720

	11,635	22,477	19,427	2,846

The table above contains research and development costs attributable to the ongoing clinical trials for expanded indications of our marketed products, as well as preclinical and clinical trials for our product candidates.

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses primarily consist of salaries, employee benefits, bonuses and related expenses, including share-based compensation for our sales and marketing staff. They also include the direct costs attributable to our sales and marketing activities, such as conferences and seminar hosting and attendance, travel, entertainment and advertising expenses. We expect our sales, marketing and distribution expenses to increase in absolute dollar amounts in the future as we continue to expand the portfolio of our products. In future periods, we will seek to maintain a relatively stable or moderate improvement in terms of percentage of the sales, marketing and distribution expenses relative to our total revenue.

General and administrative expenses. Our general and administrative expenses primarily consist of salaries and employee benefits, including share-based compensation for our administrative staff, as well as depreciation charges of office premises and equipment. We expect our general and administrative expenses to increase in absolute monetary amounts in line with our continued growth.

Other income

We record our other income net of interest expense and foreign currency exchange losses. Our other income principally comprises interest income, grant income, foreign currency exchange differences, and various non-recurring items that are not part of our normal operating activities. Other income, or expenses, also includes income, or loss on available-for-sale securities.

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

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of VAT, sales returns, trade discounts and allowances. We recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by us for purchases, with the net amount recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Determination of other-than-temporary impairment of investment securities

A decline in the market value of any investment security, including those that are available-for-sale, that is deemed to be other-than-temporary, results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, we considers whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The current economic environment has increased the degree of uncertainty inherent in our assessment of other-than-temporary impairments of investment securities.

Research and development costs

We expense research and development costs except for equipment and intangible assets that has alternative future uses in accordance with Accounting Standard Codification (“ASC”) 730 “Research and Development”. We critically identify any research and development activities that could be objectively measured and recognized and are aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of materials and equipment and intangible assets that have future alternative uses and amortize them over their useful life. Elements of research and development costs may include direct materials, direct labor, employee benefits, including share-based compensation for our research and development staff, and overhead allocation including other related personnel engaged in research and development activities. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included in research and development costs. Upfront and milestone payments made to third parties in connection with particular research and development collaborations with no alternative uses are expensed as incurred. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expenses in the years ended December 31, 2007, 2008 and 2009 were RMB4.9 million, RMB5.7 million and RMB7.0 million (US$1.0 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

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

Inventories

We state all inventories at the lower of cost or market value, determined using the weighted average cost method. Write-down on inventories is made when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

5.A.4 Result of Operations

The table below sets forth selected results of operations data expressed as a percentage of total revenues, for the years indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2007	2008	2009
	%	%	%
Statement of income data:
Net revenue:
EPIAO	67.3	63.5	61.9
TPIAO	23.9	27.8	28.3
Intefen	2.3	2.1	1.7
Inleusin	0.6	0.3	0.5
Iron Sucrose Supplement	1.8	2.9	3.4
Export	3.8	3.4	4.2
Others	0.3	0.0	0.0

Total net revenue	100	100	100
Cost of revenue	(9.7)	(8.9)	(8.0)

Gross margin	90.3	91.1	92.0
Operating expenses:
Research and development	(6.5)	(9.3)	(6.1)
Sales, marketing and distribution	(46.7)	(49.3)	(47.9)
General and administrative	(10.2)	(12.9)	(11.4)

Total operating expenses	(63.4)	(71.5)	(65.4)

Income from operations	26.9	19.6	26.6
Other income/(expense), net
Interest income	20.1	9.8	3.6
Interest expense	(0.5)	—	—
Grant income	0.6	0.2	0.2
Net realized gain/(loss) on available-for-sale securities	—	(7.8)	0.5
Impairment loss on available-for-sale securities	—	(1.8)	(1.5)
Others	0.1	0.8	0.5

Total other income, net	20.3	1.2	3.4

Income before income tax expense	47.2	20.8	30.0
Income tax expense	(1.9)	(4.8)	(3.7)

Net income	45.3	16.0	26.3
Net income attributable to non-controlling interests	0.1	0.3	—

Net income attributable to 3SBio Inc.	45.2	16.3	26.3

Year ended December 31, 2009 compared with year ended December 31, 2008

Net revenue. Our net revenue increased by 30.3%, from RMB243.2 million in 2008 to RMB316.9 million (US$46.4 million) in 2009. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 32.7% to RMB89.7 million (US$13.1 million) in 2009, compared to RMB67.6 million in 2008. TPIAO was our second largest revenue contributor in both 2008 and 2009, accounting for 27.8% and 28.3% of total revenue, respectively. The increase was also attributable to greater revenue from our leading EPIAO products, which increased by

26.9%, from RMB154.6 million in 2008 to RMB196.1 million (US$28.7 million) in 2009. The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenue. Our cost of revenue was RMB21.7 million and RMB25.2 million (US$3.7 million), for the years ended December 31, 2008 and 2009, respectively. The increase of 16.1% was primarily due to the increase in sales volume. Cost of revenue as a percentage of net revenue remained relatively stable at approximately 8% to 9% for 2008 and 2009 due to enhancement of cost controls and improvement of our raw material utilization rates.

Operating expenses. Our total operating expenses increased by 19.3% from RMB173.7 million in 2008 to RMB207.3 million (US$30.4 million) in 2009.

•

Research and development costs. R&D costs decreased 13.6% to RMB19.4 million (US$2.8 million) in 2009 from RMB22.5 million in 2008, which was primarily due to the fact that in 2008 we paid a non-refundable upfront fee of US$1 million (RMB6.9 million) to AMAG, which was expensed and classified as R&D cost for the year ended December 31, 2008. We incurred no such expenses in 2009.

•

Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased 26.6% to RMB151.7 million (US$22.2 million) in 2009 from RMB119.8 million in 2008. The increase was primarily attributable to increased marketing activities, travel expenses, increased headcount associated with our sales volume increase, and as well as increased stock-based compensation expenses, SMD expenses as a percentage of net revenue decreased slightly from 49.3% in 2008 to 47.9% in 2009.

•

General and administrative expenses. Our general and administrative expenses increased 15.1% from RMB31.5 million in 2008 to RMB36.2 million (US$5.3 million) in 2009. The increase was primarily attributable to higher staff costs and bonuses in connection with increased headcount.

Other income, net. We had other income of RMB10.8 million (US$1.6 million) in 2009, compared to other income of RMB2.9 million in 2008, primarily due to the fact that we incurred a net realized loss on disposal of available-for-sale securities in the amount of RMB19.0 million in 2008, compared to a net realized gain on available-for-sale securities of RMB1.6 million (US$0.2 million) in 2009.

Income before income tax expense. As a result of the foregoing, our income before income tax expense and increased 87.9% from RMB50.6 million in 2008 to RMB95.2 million (US$13.9 million) in 2009.

Income tax expense. Our income tax expense increased 0.7% from RMB11.6 million in 2008 to RMB11.7 million (US$1.7 million) in 2009.

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income increased 111.0% from RMB39.5 million in 2008 to RMB83.4 million (US$12.2 million) in 2009.

Year ended December 31, 2008 compared with year ended December 31, 2007

Net revenue. Our revenue increased by 35.0%, from RMB180.2 million in 2007 to RMB243.2 million in 2008. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 56.9% over 2007 in revenue to RMB67.6 million in 2008, compared to RMB43.1 million in 2007. TPIAO was our second largest revenue contributor in both 2007 and 2008, accounting for 23.9% and 27.8% of total revenues, respectively. The increase was also attributable to greater revenue from our leading EPIAO products, which maintained a strong growth by 27.5%, from RMB121.2 million in 2007 to RMB154.6 million in 2008. The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenue. Our cost of revenues was RMB17.4 million, and RMB21.7 million, for the years ended December 31, 2007 and 2008, respectively. The 24.8% increase in cost of revenue was less than the 35% revenues growth. Cost of revenue as a percentage of net revenue went down from 9.7% in 2007 to 8.9% in 2008 due to enhancement of cost control and improvement of raw material utilization rate. The cost increase remained in line with sales volume.

Operating expenses. Our total operating expenses increased by 52.1% from RMB114.2 million in 2007 to RMB173.7 million in 2008. The increase was primarily due to an increase in research and development costs and sales, marketing and distribution expenses.

•

Research and development costs. R&D costs increased 93.2% to RMB22.5 million for 2008 from RMB11.6 million for 2007. In 2008, we entered into a development and commercialization agreement with AMAG, for ferumoxytol. Under the agreement, we paid a non-refundable upfront fee of US$1 million (approximately RMB6.9 million) to AMAG, which was expensed and classified as R&D costs for the year ended December 31, 2008.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 42.3% to RMB119.8 million in 2008 from RMB84.2 million in 2007. The increase was primarily attributable to increased marketing activities, and higher staff costs including salaries and bonuses, travel expenses, and stock-based compensation expenses, as well as increased headcount.

•

General and administrative expenses. Our general and administrative expenses increased 71.2% from RMB18.4 million in 2007 to RMB31.5 million in 2008. The increase was primarily attributable to higher staff costs and bonuses in connection with increased headcount, and partly attributable to stock-based compensation expenses, and an increase in audit costs, legal fees and insurance.

Other income, net. We had net other income of RMB2.9 million in 2008 compared to net other income of RMB36.5 million in 2007, primarily due to net realized loss on disposal of available-for-sale securities totaling RMB19.0 million, and other-than-temporary impairment loss on available-for-sale securities of RMB4.4 million.

Income before income tax expense. As a result of the foregoing, our income before income tax expense and decreased 40.4% from RMB85.0 million in 2007 to RMB50.6 million in 2008, mainly due to losses and impairment of RMB23.4 million on available-for-sale securities.

Income tax expense. Our income tax expense increased 240.7%, from RMB3.4 million in 2007 to RMB11.6 million in 2008. This increase in tax amount was mainly due to increased profit earned by Shenyang Sunshine in 2008, which is subject to PRC income tax, as well as a one-off reinvestment tax refund and tax credit for purchase of domestic equipment totaling RMB3.1 million recorded in 2007.

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income experienced a 51.5% decrease from RMB81.6 million in 2007 to RMB39.5 million in 2008.

5.B Liquidity and Capital Resources

Overview

As of December 31, 2009, we had cash, cash equivalents, restricted cash and time deposits of RMB740.5 million (US$108.5 million) and working capital of RMB814.2 million (US$119.3 million). For the year ended December 31, 2009, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering in 2007 and cash flows from operating activities. Our primary uses of funds in 2009 have been for the construction of new manufacturing facilities, upgrading of existing facilities, clinical trials and expansion of our sales and marketing network in China. As of December 31, 2009, our cash and time deposits position denominated in RMB totaled RMB232.5 million (US$34.1 million) and our cash and time deposits position denominated in foreign currencies (mainly US$) totaled US$73.9 million. As of December 31, 2009, we had cash and cash equivalents of RMB262.8 million (US$38.5 million), restricted cash of RMB9.3 million (US$1.4 million) and time deposits of RMB468.5 million (US$ 68.6 million). We have employed in 2009 a more conservative approach in managing investments, and as of December 31, 2009, we had RMB11.4 million (US$1.7 million) invested in investment-grade corporate bond.

The following table summarizes the sources of our cash flows for the years indicated:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	68,762	60,468	88,638	12,985

Net cash used in investing activities	(36,491)	(368,889)	(266,114)	(38,985)

Net cash provided by / (used in) financing activities	801,745	(14,467)	132	19

Net cash provided by operating activities

Our net cash provided by operating activities was RMB88.6 million (US$13.0 million) in 2009 compared to RMB60.5 million in 2008. The increase of RMB28.1 million in cash provided by operating activities in 2009 from 2008 reflects a significant increase in net income of RMB44.4 million and decrease in net operating receivables of RMB3.8 million, including accounts and notes receivables, other receivables, inventories, accounts payable, other payables, income tax receivables, income tax payables, and accrued expenses, partially offset by RMB20.6 million decrease in realized loss on available-for-sale securities.

Our net cash provided by operating activities was RMB60.5 million in 2008 compared to RMB68.8 million in 2007. The decrease of RMB8.3 million in cash provided by operating activities in 2008 from 2007 reflects a decrease in net income of RMB42.6 million, partially offset by RMB19.0 million increase in realized loss on available-for-sale securities, and by RMB10.1 million decrease in net operating receivables, including prepaid expenses and other receivables.

Net cash used in investing activities

Our net cash used in investing activities was RMB266.1 million(US$39.0 million) in 2009, compared to net cash used in investing activities of RMB368.9 million in 2008. The cash outlay in investing activities in 2009 consisted primarily of RMB95.8 million for construction of our new manufacturing facilities, renovation of existing facilities and procurement of new manufacturing equipment, RMB174.6 million for time deposits with financial institutions, cash put in restriction of RMB9.3 million partially offset by RMB17.0 million of proceeds from sales of available-for-sale securities.

Our net cash used in investing activities was RMB368.9 million in 2008, compared to net cash used in investing activities of RMB36.5 million in 2007. The cash outlay in investing activities in 2008 consisted primarily of RMB36.7 million for purchases of property, plant and equipment related to the upgrade of existing facilities and other fixed assets and leasehold improvements, RMB293.8 million for time deposits with financial institutions and RMB36.7 million for net purchases of investment securities.

Net cash provided by/(used in) financing activities

Net cash provided by financing activities in 2009 was RMB0.1 million, which represented the amount of the gross proceeds from issuance of ordinary shares upon grantees’ exercise of equity compensation.

Net cash used in financing activities was RMB14.5 million in 2008, compared to RMB801.7 million provided by financing activities in 2007, primarily due to the net proceeds we received from our initial public offering in 2007 versus our repurchase of ordinary shares in 2008.

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

Our indebtedness as of December 31, 2007, 2008 and 2009 was nil.

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our subsidiary is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends may be subject to the EIT, as discussed under Paragraph 4.B.11-d “PRC Enterprise Income Tax”. These restrictions have not had any material impact on our ability to meet our cash obligations.

Capital Expenditures

Historically, most of our capital expenditures were incurred for construction of new manufacturing facility, purchases of production and office equipment, upgrade of our research laboratory, and upgrades for our plant and office renovation.

In the year ended December 31, 2009, our capital expenditures of RMB95.8 million (US$14.0 million) related primarily to construction of our new manufacturing facilities, renovation of existing facilities and procurement of new manufacturing equipment.

In the year ended December 31, 2008, our capital expenditure of RMB36.8 million related primarily to upgrading of existing facilities, construction of new manufacturing facilities, and purchases of office equipment and other fixed assets.

In the year ended December 31, 2007, our capital expenditures of RMB17.3 million related primarily to upgrading of existing facilities, office renovation, and purchases of office equipment and other fixed assets.

Our future capital requirements may include, but are not limited to, upgrading our existing facilities for our research and development and production to meet EMEA standards, potential investments, and building new facilities. We are not obligated to meet any absolute minimum dollar spending requirements, and our future capital requirements will depend on many factors. The major component of our capital expenditures for 2009 was the construction of new manufacturing facilities.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and our existing cash, cash equivalents and time deposits. We do not anticipate that we will require debt financing to fund our capital expenditures in the near term, although this may change in future periods.

5.A-B.1 Recent Issued Accounting Standards

ASC 105

We adopted ASC 105, Generally Accepted Accounting Principles (“ASC 105”) (Pre-codification: SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). The Accounting Standards Codification (“Codification”) has become the only source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. The Codification is not intended to change or alter existing GAAP. The adoption of ASC 105 did not have a material impact on our consolidated financial statements.

ASC 805

On January 1, 2009, we adopted ASC 805, Business Combinations (“ASC 805”) (Pre-codification: SFAS No. 141R (Revised) Business Combinations). ASC 805 applies to all transactions or other events in which an entity obtains control of one or more business and changes the accounting for business combinations. It requires recognition of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at their fair value at acquisition date, including full amounts of their fair value in step acquisition, those arising from qualified contingencies and contingent consideration. A gain from a bargain purchase is recognized as earnings attributable to the acquirer. ASC 805 is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC 805 did not have material impact on our consolidated financial statements.

ASC 810

On January 1, 2009, we adopted ASC 810, Consolidation (“ASC 810”) (Pre-codification: SFAS No. 160 Non-controlling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51). ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as a minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810 requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. ASC 810 also requires disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The adoption of ASC 810 did not have a material impact on our consolidated financial statements.

ASC 815

On January 1, 2009, we adopted ASC 815-, Derivatives and Hedging (“ASC 815”) (Pre-codification: SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133). The new disclosure requirements expand previous guidance and require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The adoption of ASC 815 did not have a material impact on our consolidated financial statements.

ASC 820

On January 1, 2009, we adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (Pre-codification: SFAS No. 157, Fair Value Measurements) as issued by the FASB which included a delay in the effective date of fair value accounting for all nonfinancial assets and nonfinancial liabilities by one year, except those recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of ASC 820 did not have a material impact on our consolidated financial statements.

ASC 350-30

On January 1, 2009, we adopted ASC 350-30, Intangibles – Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”) (Pre-codification: FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets). ASC 350-30 requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. ASC 350-30 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of ASC 350-30 did not have a material impact on our consolidated financial statements.

ASC 320-10

We adopted ASC 320-10, Investments in Debt and Equity Securities: Overall (“ASC 320-10”) (Pre-codification Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”) issued by FASB. ASC 320-10 is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The adoption of ASC 320-10 did not have a material impact on our consolidated financial statements.

ASC 820-10

We adopted ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) (Pre-codification: Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820-10 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what ASC 820-10 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The adoption of ASC 820-10 did not have a material impact on our consolidated financial statements.

ASC 855

We adopted ASC 855, Subsequent Events (“ASC 855”) (Pre-codification: SFAS No. 165 Subsequent Events). ASC 855 names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). ASC 855 also requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The guidance is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Update No. 2010-09 (“ASU 2010-09”), which removes the requirement for an entity to disclose the date through which subsequent events were evaluated. ASU 2010-09 is effective immediately for all financial statements that have not yet been issued (for public entities) and have not yet become available to be issued (for nonpublic entities). The adoption of ASC 855 and ASU 2010-09 did not have a material impact on our consolidated financial statements.

ASC 810

In June 2009, the FASB issued statement No. 167, Amendments to FASB Interpretation FIN 46(R) (subsequently codified in ASC 810), which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. ASC 810 significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of ASC 810 are effective for interim and annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. We are currently evaluating the impact of the adoption of ASC 810 on our consolidated financial statements.

ASU 2010-06

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010. We are currently evaluating the impact of the adoption of ASU 2010-06 on our consolidated financial statements.

5.A-B.2 Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

5.C Research and Development

See “4.B.6 Research and Development”

5.D Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this annual report, we are not aware of any significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since fiscal year 2009.

For fiscal year 2010, other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this report, we are not aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)

Operating Lease Obligations	276	276	—	—	—

Capital Commitments	27,229	27,229	—	—	—

Total obligation and commitments	27,505	27,505	—	—	—

Milestone, Royalty and Other Payments (*not included in the table above)

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

Under our framework collaboration and license agreement with Panacor, Panacor will grant us the exclusive commercialization rights to Nephoxil within the PRC in return for an upfront payment, a milestone payment upon SFDA approval, and royalties on future product sales. The final terms of the agreement are currently under negotiation.

Under our framework agreement with Ascentage Pharma Group Corporation, Ltd. (“Ascentage Pharma”), we are committed to making a total investment of US$3 million in Ascentage Pharma’s research and development programs for developing designated chemical compounds. In return, we will obtain 40% equity interest in Ascentage Pharma and the exclusive rights to develop and commercialize the chemical compounds in the PRC, while Ascentage Pharma will retain the rights to the rest of the world. The final terms of the agreement are currently under negotiation.

Cautionary Statement:

Not to affect the general applicability of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to this or other parts of this annual report, as more fully discussed in “Cautionary Statement concerning Forward-looking Statements” at the beginning of this annual report, the information contained in above table and descriptions regarding future milestone, royalty and other payments constitutes, as provided under Form 20-F Item 5.G, “forward-looking statements” within the meaning of those laws, and are subject to various risks and uncertainties, such as negotiation outcome and other changes in the circumstances surrounding the subject contracts or commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of December 31, 2009 and the positions held by them. The business address for each of our executive officers and directors is Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou(2)	75	Chairman of Board of Directors
Dr. Jing Lou	47	Chief Executive Officer, Director
Peiguo Cong	55	Independent Director
Bin Huang	49	Vice President of Human Resources, Director
Bo Tan	37	Chief Financial Officer (principal financial and accounting officer)
Lawrence S. Wizel(1)(3)	67	Independent Director
Mingde Yu(1) (2)(3)	64	Independent Director
Moujia Qi(1) (2)(3)	77	Independent Director
Dr. Yingfei Wei	49	Chief Scientific Officer, Vice President of Business Development
Dr. David Chen	45	Executive Vice President and Chief Operating Officer
Dongmei Su	40	Chief Technology Officer
Norman Tong	41	Controller
Ke Li	42	Corporate Secretary

(1)	Member of the audit committee
(2)	Member of the nominating committee
(3)	Member of the compensation committee

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

Dr. Jing Lou is our co-founder, chief executive officer and director. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995. Prior to joining us, Dr. Lou founded Lifegen, Inc., a Maryland corporation and an investee company of Shenyang Sunshine, to optimize the manufacturing processes for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in Molecular and Cell Biology in 1993 from Fordham University, where he researched interferon signal transduction of gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University. Dr. Lou also received an EMBA degree in 2007 from China Europe International Business School, a business school included in Financial Times’ world top-25 business school list. Mr. Dan Lou is the father of Dr. Jing Lou.

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

Peiguo Cong has served as a member of our board of directors since March 2010. He has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member on the Finance and Securities Committee of the China National Lawyers Association, member of the All China Federation of Industry and Commerce, director of the Chinese Society of Mergers and Acquisitions, and independent committee member of the Credit Committee of the National Development Bank. He teaches as a part-time professor at Peking University. In addition, Mr. Cong serves as an independent director of China Southern Fund Management Company and Tianjin Lishen Battery Joint-Stock Co., Ltd. Mr. Cong obtained his bachelor’s degree in law and master’s degree in economics law from Peking University in 1982 and 1984, respectively. He was an associate professor at Peking University, a visiting professor at UCLA, and a visiting scholar at University of Michigan and other U.S. universities.

Bo Tan has served as our CFO since February 2009. He has extensive experience within the financial and pharmaceutical industries, having worked across private equity, equity research and commercial practice. Previously, he served as the Executive Director and a member of Investment Committee for Bohai Industrial Fund Management

Company, a private equity fund in China. Earlier in his career, he spent six years in the pharmaceutical industry with Eli Lilly & Company and EMD Pharmaceuticals, Inc. in North America and went on to serve as a China healthcare and consumer analyst at Lehman Brothers Asia and Macquarie Securities in Hong Kong. He received his MBA degree from Thunderbird School of International Management, an MA degree in economics from the University of Connecticut and a BA degree in economics from Renmin University of China. Mr. Tan is also a Chartered Financial Analyst.

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

Mingde Yu has served as one of our directors since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Bureau Chief of Economic Operations Department of NDRC from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Vice Committee Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

Moujia Qi has served as one of our directors since August 2006. He currently serves as an independent member on the board of directors of China Pharmaceutical Group Limited (Hong Kong Stock Exchange: 1093), and as an independent member on the supervisory board of Wuhan Humanwell Hi-Tech Industry Co., LTD (Shanghai Stock Exchange: 600079). He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of the State Medicine Administration of the PRC before he retired in 1994.

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

Norman Tong, our controller, joined us in March 2009. Mr. Tong has previously worked with various Fortune 500 companies as a senior finance team leader. Mr. Tong received a bachelor’s degree in accounting from National University of Finance and Economics in 1992 and a master’s degree in finance from Liaoning University.

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

6.B Compensation

Our executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors and approved by the independent directors. Our non-executive directors receive annual cash compensation and share-based awards for their board services.

In 2009, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB8.3 million (US$1.2 million); and we also granted restricted share units and options to acquire ordinary shares to our directors and executive officers, as set forth in “6.E — Equity Grant to Directors and Senior Officers”.

Other than described in the foregoing, our executive officers may participate in compensatory or benefits plans or arrangements that is available by its terms to employees, officers or directors generally, the operation of which plan or arrangement uses the same method to allocate benefits to management and non-management participants.

Our board of directors and the compensation committee review and approve management compensation.

6.C Board Practices

Our board of directors currently consists of seven members, among whom, as determined by our board of directors, Mr. Lawrence S. Wizel, Mr. Mingde Yu, Mr. Moujia Qi, and Mr. Peiguo Cong are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules as amended from time to time.

6.C.1 Audit Committee

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel (Chair), Mr. Mingde Yu, and Mr. Moujia Qi was established in October 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 5605(c) of the NASDAQ Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors.

6.C.2 Compensation Committee

Our compensation committee of the board of directors, consisting of Mr. Mingde Yu (Chair), Mr. Lawrence S. Wizel and Mr. Moujia Qi, was established in January 2009. All members of our compensation committee satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The compensation committee is responsible for assisting the board of directors to oversee our compensation and benefits programs, and to determine the compensation package of chief executive officer and other executive officers.

6.C.3 Nominating Committee

Our nominating committee of the board of directors, consisting of Mr. Dan Lou (Chair), Mr. Mingde Yu, and Mr. Moujia Qi, was established in February 2010. Mr. Yu and Mr. Qi satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The nominating committee is responsible for assisting the Board of Directors in selecting nominees for election to the Board and to monitor the composition of the Board and other governance matters.

6.C.4 Investment Committee

Our investment committee is appointed by the board of directors to assist the board in fulfilling its responsibility to oversee our investment policy. The investment committee currently consists of the three independent directors, our chief executive officer, chief operating officer and chief financial officer. In carrying out its responsibilities, the investment committee evaluates our investment policy periodically, approves any exceptions to the existing investment policy, and, recommends appropriate material policy changes to our board of directors.

6.C.5 Terms of Directors and Executive Officers

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

6.C.6 Employment Agreements and Director Services Appointment

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

Each of our independent directors has received an appointment letter from us, which contains customary terms and conditions, including advance notice of termination, services compensation, confidentiality obligations, directorship termination, and indemnification. The appointment letters do not provide for any benefit upon termination of appointment.

6.D Employees

See “4.B.10 Employees.”

6.E Share Ownership

Directors and Senior Officers Share Ownership

Please refer to the applicable part under Item 7.A “Major Shareholders”.

Employee Participation in the Company Capital: 2006 Stock Plan

The following is a summary description of our 2006 stock plan, as amended, which is subject to and qualified in its entirety by reference to the full text thereof as attached as Exhibits 4.2 and 4.3 to this annual report.

We adopted our 2006 stock plan in September 2006, as amended in March 2010, and it provides for the grant of stock, stock options, restricted stock and restricted stock units, each of which we refer to as “awards.” The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Not more than 10,000,000 ordinary shares plus a number of shares equal to 10% of any additional shares of the Company issued following the date of the adoption of the 2006 stock plan by the board of directors may be issued under this plan. The 2006 stock plan provides for the grant to our employees, directors, and consultants or any other participants that the board of directors shall decide in good faith. The board of directors has complete discretion to select the grantees and to establish the terms and conditions of the grants, subject to the provisions of the 2006 stock plan.

Plan Administration. Our 2006 stock plan is administered by the board of directors or the compensation committee of the board of directors. With respect to the grant of the awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards.

Award Agreement. Awards to be granted under our 2006 stock plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which may include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

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

Option Term. The term of each option to be granted under the 2006 stock plan may not exceed five years from the date of grant.

Exercise Price. In the case of non-qualified stock options, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in the administrator’s sole discretion at the time of grant. In the case of incentive stock options, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination. Subject to certain exceptions, our board of directors may amend, suspend or terminate the 2006 stock plan at any time and for any reason. No such termination or amendment shall affect any shares previously issued or any option previously granted. Subject to extension by amendment, the 2006 stock plan will terminate automatically 10 years after the later of (i) its adoption by the board of directors or (ii) the most recent increase in the number of shares reserved that was approved by our shareholders.

Employee Participation in the Company Capital: 2010 Equity Incentive Plan

The following is a summary description of our 2010 equity incentive plan, which is subject to and qualified in its entirety by reference to the full text thereof as attached as Exhibit 4.3 to this annual report.

We adopted our 2010 equity incentive plan in March 2010, and it provides for the grant of share options, stock appreciation rights, dividend equivalent rights, shares, restricted shares, and restricted share units, each of which we refer to as “awards”. The purpose of the plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business. Subject to annual adjustments equal to 15% of new issuances of shares, the maximum aggregate number of shares that may be issued pursuant to awards is 22,500,000 ordinary shares. The 2010 equity incentive plan provides for the grant of awards to our employees, directors, and consultants.

Plan Administration. The 2010 equity incentive plan is administered by the board of directors or the compensation committee of the board of directors. With respect to the grant of awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards.

Award Agreement. Awards granted under our 2010 equity incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which may include, among other things, types of awards; vesting schedule; exercisability; exercise price; repurchase; right of first refusal; forfeiture; transferability of awards; form of payment; payment contingencies; satisfaction of any performance criteria upon termination of employment; and term of award.

Eligibility. We may grant awards to employees, directors, and consultants of us, any parent corporation or subsidiary corporation of ours, or any variable interest entities of them, except that special rules apply to the grant of incentive stock options.

Exercise or Purchase Price. The exercise or purchase price of an award is generally established in reference to the fair market value per share on the date of grant.

Amendment and Termination. Our board of directors may at any time terminate, suspend, or amend the 2010 equity incentive plan in any respect, provided that no termination, suspension or amendment may adversely affect any award previously granted. The 2010 equity incentive plan shall continue in effect for a term of ten (10) years unless sooner terminated.

Equity Grant to Directors and Senior Officers

The following table summarizes, as of December 31, 2009, the latest practicable date, options and restricted share units (or RSUs, as marked by **) that we granted to several of our directors and executive officers under our 2006 stock plan:

	Number of ordinary shares to be issued upon exercise of options (or of ADSs, upon settlement of RSUs)		Per share exercise price (US$)	Grant date	Date of Expiration
Dr. Jing Lou	168,000 350,000 300,000	**	1.15 0.779 n/a	March 7, 2008 March 20, 2009 November 9, 2009	October 1, 2011 April 1, 2014 n/a
Bin Huang	84,000 84,000 10,000	**	1.15 0.779 n/a	March 7, 2008 March 20, 2009 November 9, 2009	October 1, 2011 April 1, 2014 n/a
Bo Tan	* *		0.779 n/a	March 20, 2009 November 9, 2009	April 1, 2014 n/a
Lawrence S. Wizel	*		n/a	January 8, 2009	n/a
Mingde Yu	* *		1.10 n/a	March 17, 2008 January 8, 2009	March 17, 2011 n/a
Moujia Qi	* *		1.65 n/a	January 31, 2008 January 8, 2009	December 31, 2011 n/a
Dr. Yingfei Wei	*		1.15	March 7, 2008	October 1, 2011
Dr. David Chen	* * * *		1.60 1.15 n/a n/ a	July 23, 2007 March 7, 2008 January 8, 2009 November 9, 2009	June 1, 2010 October 1, 2011 n/a n/a
Dongmei Su	* *		1.15 n/a	March 7, 2008 November 9, 2009	October 1, 2011 n/a
Ke Li	* *		1.15 n/a	March 7, 2008 November 9, 2009	October 1, 2011 n/a

*	Upon exercise, vesting or settlement of all securities exercisable or vesting as of June 30, 2010, such person beneficially would own less than 1% of our outstanding ordinary shares.
**	RSU grant: RSUs granted in 2009 have a four-year graded vesting period. The RSUs cannot be settled in cash and one RSU will be settled with one ADS upon vesting. There is no other transferability restriction to the RSUs except for the graded vesting schedule.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2009, the latest practicable date, by:

•	each of our executive officers and directors; and

•	each person known by us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares beneficially owned(1)(2)
Name	Number of Ordinary Shares	%
Directors and executive officers:
Dan Lou(3)	10,693,218	7.10
Dr. Jing Lou(4)	4,602,794	3.06
Liping Xu(5)	6,880,845	4.57
Dr. Yingfei Wei	*	*
Lawrence S. Wizel	*	*
Mingde Yu	*	*
Dr. David Chen	*	*
Bo Tan	*	*
Moujia Qi	*	*
Bin Huang(6)	1,580,661	1.05
Dongmei Su	*	*
Ke Li	*	*
Norman Tong	*	*

Principal Shareholders:
FMR LLC (7)	10,970,127	7.29
Happyview Finance Limited(8)	12,600,000	8.37
Lan’s Holdings Limited(9)	8,232,219	5.47
Starry Investments Limited(10)	8,460,006	5.62
W&W International Investments Limited(11)	7,732,074	5.13

*	Upon exercise, vesting or settling of all options or shares exercisable or vesting within 60 days of the date of this annual report on Form 20-F such person beneficially would own less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.
(2)	In calculating the percentages of beneficial ownership for each listed person, (i) the ordinary shares underlying options exercisable by such person, and (ii) the RSUs awarded to such person that are vested, or will vest, in each case of (i) to (ii) as of June 30, 2010, shall be treated as exercised, vested, and, or, settled in ordinary shares, as the case may be.
(3)	Mr. Dan Lou’s total holdings, as reported here, include 6,596,933 ordinary shares held indirectly through his wholly-owned company Hero Grand Management Limited, a British Virgin Islands international business company, and 4,096,285 ordinary shares held indirectly through his wholly-owned company, Witty Mind International Limited, a British Virgin Islands international business company.
(4)	Dr. Jing Lou’s total holdings, as reported here, include 3,886,310 ordinary shares held in trust on his behalf by Achieve Well International Limited, and 240,093 ordinary shares underlying options exercisable by Dr. Jing Lou as of June 30, 2010.
(5)	Ms. Liping Xu’s holdings, as reported here, include 6,880,842 ordinary shares held indirectly through her wholly-owned company, Track Sea Limited.
(6)	Ms. Bin Huang’s holdings, as reported here, include 1,496,745 ordinary shares held indirectly through her wholly-owned company, Known Virtue International Limited, and 83,916 ordinary shares underlying options exercisable by Ms. Bin Huang as of June 30, 2010
(7)

FMR LLC. is a Delaware limited liability company. Edward C. Johnson 3rd, Chairman of FMR LLC, and FMR LLC, through its control of various entities, each has sole power to dispose of the 10,970,127 shares owned by the certain Fidelity Funds. Neither FMR LLC nor Edward C. Johnson 3rd has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Its business address is at 82 Devonshire Street, Boston, Massachusetts 02109, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010.

(8)	Happyview Finance Ltd. is a British Virgin Islands international business company solely owned by Mr. Ou Su, who shares with Happyview Finance Ltd. both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at Room 608, Block Q, Huiyuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, PRC. All the information relating to this shareholder is based on an amended report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010.
(9)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at Room 22B, No. 969 Beijing Road West, Jianan District, Shanghai, PRC. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010.
(10)	Starry Investments Limited is a Samoan international business company solely owned by Ms. Lili Liu, who shares with Starry Investment Limited both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at 4 Zhong Xing Street, Heping District, Shenyang, Liaoning, PRC and Ms. Lili Liu is its sole director. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010.
(11)	W&W International Investments Limited is a British Virgin Islands international business company solely owned by Mr. Huiqiang Yang, who shares with W&W International Investments Limited both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at 9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, PRC and Mr. Huiqiang Yang is its sole director. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010.

Our major shareholders do not have different voting rights.

We do not have information as to the portion of our securities held in the U.S. and the number of record holders in U.S. To the extent known to us, all the shareholders reported in the above table, except FMR LLC, are PRC residents.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as discussed below, we are not aware of any significant change in the percentage ownership held by any major shareholders during the past three years:

Achieve Well International Limited, a British Virgin Islands international business company, owned 3,886,310 ordinary shares as of December 31, 2009, less than 5% of our outstanding ordinary shares at such time, according to an amended report on Schedule 13G filed by Achieve Well International Limited with the Securities and Exchange Commission on February 11, 2010, compared to 24,868,079 ordinary shares reported as of December 31, 2008.

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

B. Related Party Transactions

Certain agreements with VIEs

Transactions between Liaoning Sunshine and Shenyang Sunshine are on terms no less favorable to Shenyang Sunshine than those between unrelated parties. Sales from Shenyang Sunshine to Liaoning Sunshine were RMB3.5 million, RMB1.5 million and RMB558,000 (US$82,000) for year 2007, 2008 and 2009, respectively.

To enable us to maintain economic and voting control over Liaoning Sunshine, Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, our chairman, Mr. Dan Lou, both of whom are related parties to us. As a result, Liaoning Sunshine has been included in our consolidated financial statements as a variable interest entity. These contractual arrangements include:

(1) Business cooperation agreement

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

(2) Purchase agreements for the acquisition of equity interest in Liaoning Sunshine

Pursuant to the purchase agreement between Shenyang Sunshine and Mr. Dan Lou, as amended, Mr. Dan Lou granted Shenyang Sunshine an exclusive right to purchase, to the extent permissible under PRC law, his 100% equity interest in Liaoning Sunshine for a purchase price of RMB13.5 million, immediately after Shenyang Sunshine obtains the requisite PRC government approval for it to acquire Liaoning Sunshine. The full purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006.

(3) Voting agreement

Pursuant to the voting agreement among Shenyang Sunshine, Mr. Dan Lou and Liaoning Sunshine, Mr. Dan Lou is required to consult with and follow any lawful instruction of Shenyang Sunshine whenever he exercises his rights as Liaoning Sunshine’s shareholder.

(4) Equity pledge agreement

Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the purchase agreement and the voting agreement.

Agreement with Epitomics Inc.

The collaboration partner for our development of TNF alpha monoclonal antibody, Epitomics Inc., or Epitomics, is a related party, whose Chief Executive Officer is an immediate family member of our Chief Scientific Officer. The collaboration combines our development capabilities and Epitomics’ approach for generating a large panel of therapeutic leads for the purpose of the identification of best-in-class drug candidates for anti-TNF therapy. There were no fees paid to Epitomics during fiscal 2009. Under the terms of the agreement, Epitomics may receive royalties on any potential future products sold in China.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are not aware of any legal or arbitration proceedings, or any governmental proceedings pending or known to be contemplated, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have, had in the recent past, significant effects on the company’s financial position or profitability. Neither are we aware of any material proceeding in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others.

Please refer to discussions under “Item 3.D Risk Factors” with respect to significant regulatory and legal risks.

Dividend Policy

Since the incorporation of our company in 2006, we have never declared or paid any cash dividends on our ordinary shares. However, if we declare dividends in the future, we may be subject to currency exchange and other restriction. See “3.D.3—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we are not aware of any  significant changes since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market of the NASDAQ Stock Market LLC under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 885754105. Each of our ADSs represents seven ordinary shares.

The following table provides the highest and lowest closing prices for our ADSs on the NASDAQ Global Market for (1) the full financial years ended December 31, 2007, 2008, and 2009, (2) each full fiscal quarter of the financial years ended December 31, 2008 and 2009, and (3) each of the most recent six months.

	Closing Price
	Per ADS
	Highest US$	Lowest US$
Annual
2007	21.21	8.79
2008	14.63	4.97
2009	14.20	4.51
Quarterly
First Quarter of 2008	14.63	7.32
Second Quarter of 2008	10.99	8.61
Third Quarter of 2008	10.42	6.15
Fourth Quarter of 2008	7.80	4.97
First Quarter of 2009	7.46	4.51
Second Quarter of 2009	9.12	6.60
Third Quarter of 2009	11.00	7.18
Fourth Quarter of 2009	14.2	10.15
First Quarter of 2010	13.5	10.01
Most recent six months
December 2009	14.20	13.02
January 2010	13.50	11.44
February 2010	12.49	10.01
March 2010	12.55	12.06
April 2010	12.05	10.02
May 2010	12.94	11.53

Source: Bloomberg

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing seven ordinary share, have been listed on the NASDAQ since February 7, 2007 under the symbol “SSRX.”

D. Selling Shareholder

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

C. Material Contracts

We have not entered into any material contracts to which we or any of our subsidiaries or affiliated entities is a party for the two years immediately preceding publication of this annual report, other than in the ordinary course of business, or other than those listed in the Exhibits hereto or discussed elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

For exchange control in China, please refer to “4.B.11-e Regulation of foreign currency exchange, dividend distribution, and overseas listing.

E. Taxation

The following summary of certain material Cayman Islands, PRC, and U.S. federal income tax matters with respect to an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under laws of any jurisdictions other than the jurisdictions addressed herein, as well as any provincial, state and local tax laws.

We urge any prospective purchaser or current holder of our ADSs or ordinary shares to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares, as well as any tax consequences arising under the laws of PRC, any state, local or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

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

PRC Taxation

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% (or any other applicable rate) for certain U.S. shareholder and ADS holders may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of shares or ADSs. It is unclear whether then U.S. shareholder and ADS holders might be eligible for the benefits of the income tax treaty between the United States and the PRC.

For more information, please see “4.B.11-d PRC Enterprise Income Tax.”

United States Federal Income Tax Considerations for U.S. Persons

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. You should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service (the “IRS”), nor have we sought an opinion of counsel, with respect to any U.S. federal income tax matters described below, and we cannot assure you that the IRS or a court will not take contrary positions, which may result in material adverse tax consequences to U.S. Holders.

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, and does not deal with the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, regulated investment companies, real estate investment trusts, U.S. expatriates, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

Please note this description does not address (i) alternative minimum tax consequences or (ii) any other U.S. federal tax (such as estate or gift tax) consequences.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the acquisition, ownership and disposition of ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ADSs or ordinary shares, as well as any tax consequences arising under the laws of any state, local or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holder

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any state thereof or the District of Columbia; (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes is a beneficial owner of our ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the tax consequences of any such partner. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.

Threshold PFIC Classification Matters

A non-United States corporation, such as the company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income (the “income test”) or 50% or more of its assets (based on an average of the quarterly values during a taxable year) are classified as assets that either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we held directly a proportionate share of the other corporation’s assets and received directly a proportionate share of the other corporation’s income. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated VIE entities will be treated as ownership of stock.

The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2010, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we disperse the cash raised in our initial public offering, and other liquid assets that we presently hold.

Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for the 2008 and 2009 taxable years, and there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for the 2008 and 2009 taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Furthermore, because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend upon, in great measure, the timing of our capital expenditures and the value of our unbooked intangibles.

Notwithstanding our belief as discussed here and these information we provide solely for the convenience of our investors, we are not providing any U.S. tax opinion to U.S. investors concerning the PFIC status of our company, and U.S. investors should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance and determine his, her, or its own tax position as to our PFIC status for a particular taxable year, especially, for the 2008 and 2009 taxable years.

The discussion below under “Distributions on ADSs or Ordinary Shares” and “Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The discussion further below under “Passive Foreign Investment Company” summarizes the PFIC rules that would be applicable to an investment in our ADSs or ordinary shares if we were to be or become classified as a PFIC.

Distributions on ADSs or Ordinary Shares

We do not currently intend to pay dividends in the foreseeable future. Subject to the PFIC rules discussed below, any actual or constructive distributions paid by the company on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, generally will be includible in the gross income of a U.S. Holder as dividend income on the day such distributions are actually or constructively received. Any distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and thereafter as gain from the sale or exchange of a capital asset. However, we do not intend to determine our earnings and profits on the basis of United States federal income tax principles. U.S. Holders should therefore assume that any distribution by the company with respect to the shares or ADSs will constitute dividend income.

For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the tax rates generally applicable to ordinary income provided that the holding period requirement as described below and certain other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Stock Market LLC, as are our ADSs (but not our ordinary shares). Since our ADSs are listed on the NASDAQ, they are considered for purposes of clause (ii) above to be readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction to corporate U.S. Holders.

In order for dividends to non-corporate U.S. holders to qualify for the reduced rate, you generally must have held the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished. Moreover, a dividend will not qualify for the reduced rate to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

The amount of any distribution paid by us in Renminbi will be determined by the spot rate of exchange on the date when the distribution is actually or constructively received by a U.S. Holder, regardless of whether the Renminbi is actually converted into United States dollars at that time. If the Renminbi received as a dividend distribution are not converted into United States dollars on the date of receipt, a U.S. Holder may realize exchange gain or loss on a subsequent conversion of such Renminbi into United States dollars. The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss, and generally will be treated as U.S. source income or loss for United States foreign tax credit purposes.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-U.S. withholding taxes imposed on dividends received on ADSs or ordinary shares. Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for such withholding taxes, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize taxable gain or loss realized on the sale, exchange, or other taxable disposition of ADSs or ordinary shares equal to the difference between (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ADSs or ordinary shares. Such gain or loss will be a capital gain or loss.

If you have held the ADSs or ordinary shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ADSs or ordinary shares for one year or less, such capital gain or loss will be a short-term capital gain or loss taxable as ordinary income at your applicable income tax rate. The deductibility of capital losses is subject to limitations.

Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.

If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income.

A U.S. holder that receives currency other than United States dollar upon the sale, exchange or other taxable disposition of ADSs or ordinary shares will realize an amount equal to the United States dollar value of the foreign currency on the date of sale, exchange or other taxable disposition (or, if ADSs are traded on an established securities market, in the case of cash basis U.S. Holders and electing accrual basis U.S. holders, the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to the United States dollar amount realized. The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss, and generally will be treated as U.S. source income or loss for United States foreign tax credit calculation purposes.

You should also consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ADSs or ordinary shares.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s “modified adjusted gross income” for the taxable year over a threshold amount (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s filing status).

For taxable years beginning after December 31, 2012, a U.S. Holder that is an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s undistributed “net investment income” for the relevant taxable year or (2) the excess of the U.S. Holder’s gross income for the taxable year over a threshold amount.

Subject to certain exceptions, a U.S. Holder’s net investment income will generally be equal to investment income reduced by the deductions properly allocable to that income; and, in general, investment income is the sum of (1) gross income from interest, dividends, annuities, royalties, and rents, (2) net gain attributable to the disposition of property (other than property held in a trade or business), and (3) gross income derived from a trade or business that is a passive activity to the taxpayer or is derived from a business of trading in financial instruments or commodities. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in ADSs or ordinary shares.

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to distributions made by “qualified foreign corporations” (as discussed above in “Distributions on ADSs or Ordinary Shares”)

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as the NASDAQ Stock Market LLC. Stock is “regularly traded” for any calendar year if such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. While the company anticipates that the ADSs will qualify as being “regularly traded” on the NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

Under recently enacted legislation and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the IRS relating to their ownership of our shares or ADSs. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return or the due date of the return.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31, for our fiscal years 2009 and 2010; and, no later than four months, for our fiscal year 2011 and thereafter. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our web site at http://www.3sbio.com. We will not furnish hard copies of our annual reports to holders of our ordinary shares and ADSs unless we receive a request in writing by a holder. Upon receipt of such a request in writing, we will provide hard copies of our annual reports to the requesting holder free of charge.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cautionary Statement:

Not to affect the general applicability of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to this or other parts of this annual report, as more fully discussed in “Cautionary Statement concerning Forward-looking Statements” at the beginning of this annual report, all the information contained under this Item, as provided under Form 20-F Item 11(d), constitutes “forward looking statement” within the meaning of those laws and are subject to various risks and uncertainties, except for information regarding how our primary market risk exposures are managed and certain historical facts.

Interest Rate Risk

Interest-earning instruments carry a degree of interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by cash invested in demand and time deposits from our initial public offering proceeds. We have not used any derivative financial instruments to manage our interest risk exposure. If market interest rates for such deposits decrease in the near future, such decrease may cause the amount of our interest income to fall. A hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2010 would result in a decrease of approximately RMB1.2 million in interest income on our balance of such demand and time deposits as of December 31, 2009.

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

Substantially all of our revenue and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. and Hong Kong dollars, to which our exposure to foreign exchange risk primarily relates. We have not hedged exposures denominated in foreign currencies.

To the extent that we need to convert U.S. dollars we have received from our initial public offering into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would impact on the Renminbi amount we receive from the conversion. Our cash, cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars was US$48.3 million as of December 31, 2009. If we had converted such balance from US dollar to RMB at December 31, 2009, the converted amount would have been RMB329.4 million (using an exchange rate of 1USD=6.8259 RMB at December 31, 2009). If RMB were to appreciate by 5% against U.S. dollar over the Dec. 31, 2009 exchange rate, the converted amount would be RMB312.9 million. Please also see “3.D.3—Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.”

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our ADS depositary, JPMorgan Chase Bank, or JPMorgan, pursuant to the Deposit Agreement, which was filed as Exhibit 99.A to our Registration Statement on Form F-6 filed with the SEC on January 22, 2007, and the types of services and the amount of the fees or charges paid therefor. The contents under this heading “Fees and Charges Payable by ADS Holders” are subject to and qualified in its entirety by reference to the full text of the Deposit Agreement.

Category	Depositary actions	Associated Fee

Depositing or substituting underlying shares

Issuances against or in respect to or pursuant to:

—Deposits of Shares

—Share distributions, rights and other distributions

—Stock dividend or split declared by us

—Merger, exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares

$5.00 for each 100 ADSs (or portion thereof) issued or delivered

(The Depositary may sell, by public or private sale, sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.)

Withdrawing underlying shares	—ADSs surrendered for withdrawal of deposited shares or ADS cancelled or reduced for any other reason	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered

Transferring, splitting or grouping receipts	— Transfers	$1.50 per ADS or ADRs

General depositary services

— Services performed by the Depositary in administering the ADRs

— Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities (*which may include assets associated with such securities) or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation)

—Conversion of foreign currency into U.S. dollars

—Any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the Shares or other deposited securities.

— Up to $0.03 per ADS (or portion thereof) in each calendar year for services performed by the Depositary in administering the ADRs (which fee shall be assessed against ADR holders as of the record date or dates set by the Depositary not more than once each calendar year and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions).

— Other fees and expenses as incurred

—Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars are paid out of such foreign currency,

—any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the Shares or other deposited securities, which charge shall be assessed against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions.

Receiving or distributing dividends	-Distribution of cash, shares, rights, and other properties.

-$0.02 or less per ADS for distribution of cash or net proceeds of sale.

-Distribution of shares and securities (treated as shares), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of shares, $5.00 for each 100 ADSs (or portion thereof).

In addition, an ADS holder may also be liable for: (i) stock transfer or other taxes and other governmental charges; (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR holders delivering Shares, ADRs or deposited securities; (iii) transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.

Fees Payable by the Depositary to the Issuer

JPMorgan, as depositary, has agreed to reimburse us for certain expenses related to our ADS program which we incur each year. For 2009, we received US$0.49 million in reimbursements from JPMorgan, primarily related to accountant fees and investor relations expenses.

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

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15 under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 in the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Each of the members of our Audit Committee is an “independent director” as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Stock Market Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics (See Exhibit 11.1), which is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

We have filed our code of ethics as an exhibit to our annual report on Form 20-F for the year ended December 31, 2006 and have posted the code on our website www.3sbio.com. We hereby undertake to provide to any person, without charge, a copy of our code of ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for each of the last two fiscal years. We did not pay any other fees to our principal external auditors during such periods.

	Year ended December 31,
	2008	2009	2009
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	4,657	4,095	571
Audit-related Fees	—	—	—
Tax Fees(2)	—	48	7
Other Fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for the integrated audit, including the financial audit and the audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

The pre-approval policy and procedures for accounting fees, as described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, are contained in the charter of the audit committee of our board of directors, and summarized below:

•

Prior to formally appointing or re-appointing the principal external auditor, our audit committee reviews and assesses the independence of the principal external auditor, including but not limited to any relationships with us, or any other entity that may impair the principal external auditor’s judgment or independence in respect to us.

•	Our audit committee discusses with the principal external auditor the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures.

•	Our audit committee reviews the principal external auditor’s compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

All non-audit services were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective May 5, 2009, we engaged Ernst & Young Hua Ming as our independent registered public accounting firm, and effective the same date, dismissed KPMG as our independent registered public accounting firm. The audit committee of our board of directors approved both the engagement of Ernst & Young Hua Ming and the dismissal of KPMG.

During years ended December 31, 2007 and 2008, and the subsequent interim period through May 5, 2009, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20–F).

The audit reports of KPMG on the consolidated financial statements of 3SBio Inc. and subsidiaries as of and for the years ended December 31, 2007 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2008 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2007 and 2008, and the subsequent interim period through May 5, 2009, neither we nor anyone on our behalf consulted with Ernst & Young Hua Ming concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Ernst & Young Hua Ming concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

We have provided KPMG with a copy of the disclosure in this Item 16F and requested KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the statements we have made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from KPMG is attached as Exhibit 15.3 to this annual report on Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As permitted by NASDAQ, in lieu of the NASDAQ corporate governance rules, but subject to certain exceptions, we may follow home country practice.

Composition of the Nominating Committee

The nominating committee of our board of directors currently has one member that is not an independent director within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules, as amended from time to time. This practice of ours differs from Rule 5605(e) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law on a nominating committee of the board of directors comprised solely of independent directors.

Shareholder Approval of Equity Compensation

We are not required to obtain shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. This practice of ours differs from Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law on shareholder approval with respect to equity compensation arrangements. The amendment to our 2006 stock plan and the 2010 equity incentive plan was adopted by our board of directors without shareholder approval.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements and the reports of our principal external auditors are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2	Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.1	Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2	Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1	2006 Stock Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2*	First Amendment to 2006 Stock Plan

4.3*	2010 Equity Incentive Plan

4.4	Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on April 21, 2009)

4.5*	Form Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Trading (Shanghai) Company Limited, dated May 13, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.)

4.6	Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7*	Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd., dated Mar. 30, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)

4.8*	Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and, Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated July 3, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)

Exhibit Number	Description of Exhibits

8.1*	List of Subsidiaries of 3SBio Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

15.2*	Consent of KPMG

15.3*	Letter from KPMG

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date:	June 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. (the “Company”) and its subsidiaries as of December 31, 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3SBio Inc. and its subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 3SBio Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
June 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

3SBio Inc.

We have audited 3SBio Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). 3SBio Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, 3SBio Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2009 of 3SBio Inc. and our report dated June 25, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China

June 25, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.

We have audited the accompanying consolidated balance sheet of 3SBio Inc. (the “Company”) and subsidiaries as of December 31, 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3SBio Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG
Hong Kong, China

April 21, 2009

3SBio Inc.

Consolidated Balance Sheets

At December 31, 2008 and 2009

(RMB and US$ expressed in thousands, except share data)

			December 31,
	Note		2008	2009	2009
			RMB	RMB	US$

ASSETS

Current assets

Cash and cash equivalents			439,237	262,767	38,496
Restricted cash			—	9,300	1,362
Time deposits with financial institutions			293,809	468,451	68,628
Accounts receivable, less allowance for doubtful accounts: December 31,2008: RMB4,503; December 31,2009: RMB2,915 (US$427)	3		48,927	54,661	8,008
Notes receivable			24,840	31,265	4,580
Inventories	4		7,748	15,406	2,257
Prepaid expenses and other receivables	5		8,249	8,705	1,275
Deferred tax assets	17	(a)	1,802	2,079	305

Total current assets			824,612	852,634	124,911

Available-for-sale securities	6		26,700	11,407	1,671
Property, plant and equipment, net	8		78,185	165,120	24,190
Lease prepayments	9		8,894	8,541	1,251
Non-current deposits	10		8,521	10,067	1,475
Intangible assets, net	11		5,225	4,125	604
Deferred tax assets	17	(a)	781	1,567	230

Total assets			952,918	1,053,461	154,332

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable			1,939	2,736	401
Deferred grant income	12		374	374	55
Accrued expenses and other payables	13		25,273	33,421	4,896
Income tax payable			1,256	1,914	280
Other current liabilities			57	—	—

Total current liabilities			28,899	38,445	5,632

Deferred grant income	12		3,152	2,778	407
Other liabilities			472	—	—

Total liabilities			32,523	41,223	6,039

Commitments and contingencies	20

Shareholders’ equity	14

Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,575,955 and 150,641,461 issued and outstanding as of December 31, 2008 and 2009, respectively			121	121	18
Additional paid-in capital			908,377	915,267	134,087
Accumulated other comprehensive loss			(102,126)	(100,608)	(14,740)
Retained earnings			114,023	197,458	28,928

Total shareholders’ equity			920,395	1,012,238	148,293

Total liabilities and shareholders’ equity			952,918	1,053,461	154,332

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2007, 2008 and 2009

(RMB and US$ expressed in thousands, except share data)

			Year ended December 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	US$

Net revenue	15		180,173	243,245	316,920	46,429
Cost of revenue			(17,427)	(21,741)	(25,236)	(3,697)

Gross profit			162,746	221,504	291,684	42,732

Operating expenses
Research and development costs			(11,635)	(22,477)	(19,427)	(2,846)
Sales, marketing and distribution expenses			(84,187)	(119,778)	(151,679)	(22,221)
General and administrative expenses			(18,379)	(31,458)	(36,195)	(5,303)

Total operating expenses			(114,201)	(173,713)	(207,301)	(30,370)

Income from operations			48,545	47,791	84,383	12,362
Interest income			36,015	23,953	11,532	1,689
Interest expense			(825)	—	—	—
Grant income	12		1,067	388	674	99
Net realized gain/(loss) on available-for-sale securities	6	(a)	—	(18,995)	1,611	236
Impairment loss on available-for-sale securities	6	(b)	—	(4,391)	(4,624)	(677)
Other income			205	1,896	1,595	234

Total other income, net			36,462	2,851	10,788	1,581

Income before income tax expense			85,007	50,642	95,171	13,943
Income tax expense	17	(a)	(3,419)	(11,649)	(11,736)	(1,719)

Net income			81,588	38,993	83,435	12,224

Less: net (income)/loss attributable to non-controlling interests			(75)	549	—	—

Net income attributable to 3SBio Inc.			81,513	39,542	83,435	12,224

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2007, 2008 and 2009 (continued)

(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Net income		81,588	38,993	83,435	12,224

Net unrealized gain/(loss) in available-for-sale securities, net of nil tax	21	298	(903)	1,205	176

Foreign currency translation adjustments, net of nil tax	21	(48,636)	(52,885)	313	46

Total other comprehensive income/(loss), net of tax	21	(48,338)	(53,788)	1,518	222

Total comprehensive income/(loss)		33,250	(14,795)	84,953	12,446

Less: comprehensive income/(loss) attributable to non-controlling interests		75	(549)	—	—

Comprehensive income/(loss) attributable to 3SBio Inc.		33,175	(14,246)	84,953	12,446

Net income attributable to 3SBio Inc. per share:		0.56	0.26	0.55	0.08

- Basic		0.56	0.26	0.55	0.08

- Diluted

Weighted average shares:
- Basic		146,646,049	151,655,631	150,606,317	150,606,317

- Diluted		146,715,042	151,712,749	151,034,192	151,034,192

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2007, 2008 and 2009

(RMB and US$ expressed in thousands, except share data)

			Share capital		Additional paid-in capital	Accumulated other comprehensive losses	Retained earnings/ (Accumulated deficit)	Non- controlling interests	Total Shareholders’ equity
	Note		No. of shares	Amount
				RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007			100,000,998	80	80,286	—	(7,032)	474	73,808
Issuance of new shares, net of issuance costs	14	(a)	52,083,157	42	836,246	—	—	—	836,288
Share-based compensation, net of nil tax
-Shares granted and issuance of shares to an executive	14	(a)	15,000	—	52	—	—	—	52
-Share options granted to executives			—	—	943	—	—	—	943
Net income							81,513	75	81,588
Unrealized gain on available-for-sale securities, net of nil tax	6	(b)	—	—	—	298	—	—	298
Foreign currency translation adjustments, net of nil tax			—	—	—	(48,636)	—	—	(48,636)

Balance as of December 31, 2007			152,099,155	122	917,527	(48,338)	74,481	549	944,341
Repurchase shares from outstanding shares	14	(a)	(1,523,200)	(1)	(14,466)	—	—	—	(14,467)
Share-based compensation, net of nil tax
-Shares granted to executives			—	—	121	—	—	—	121
-Share options granted to executives			—	—	5,195	—	—	—	5,195
Net income			—	—	—	—	39,542	(549)	38,993
Net unrealized loss on available-for-sale securities, nil of tax	6	(b)	—	—	—	(903)	—	—	(903)
Foreign currency translation adjustments, net of nil tax			—	—	—	(52,885)	—	—	(52,885)

Balance as of December 31, 2008			150,575,955	121	908,377	(102,126)	114,023	—	920,395
Share-based compensation, net of nil tax
-Shares/RSUs granted to independent directors and executives	18	(a)	48,734	—	3,642	—	—	—	3,642
-Share options granted to executives and employees	18	(b)	—	—	3,116	—	—	—	3,116
-Shares issued pursuant to exercise of vested options	18	(b)	16,772	—	132	—	—	—	132
Net income			—	—	—	—	83,435	—	83,435
Unrealized gain on available-for-sale securities, nil of tax	6	(b)	—	—	—	1,205	—	—	1,205
Foreign currency translation adjustments, net of nil tax			—	—	—	313	—	—	313
Balance as of December 31, 2009			150,641,461	121	915,267	(100,608)	197,458	—	1,012,238

Balance as of December 31,2009 (US$)				18	134,087	(14,740)	28,928	—	148,293

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2007, 2008 and 2009

(RMB and US$ expressed in thousands)

			Year ended December 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	USD
Cash flow from operating activities
Net income			81,588	38,993	83,435	12,224

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Loss on disposal of property, plant and equipment			445	519	402	59
Allowance for doubtful accounts			386	777	(1,588)	(233)
Depreciation of property, plant and equipment	8		4,888	5,743	7,009	1,027
Amortization of intangible assets	11		—	275	1,100	161
Amortization of deferred income	12		(611)	(374)	(374)	(55)
Share-based compensation expenses	18		995	4,988	6,560	961
Realized loss/(gain) on available-for-sale securities	6	(a)	—	18,995	(1,611)	(236)
Impairment of available-for-sale securities	6	(b)	—	4,391	4,624	677
Loss/(gain) on structured deposits			10	(459)	—	—
Foreign currency exchange (gain)/loss, net			859	(2,435)	(596)	(87)
Deferred income tax expense/(benefit)			(549)	1,609	(1,591)	(233)
Changes in operating assets and liabilities:
Accounts receivable			(8,980)	(8,090)	(4,146)	(607)
Notes receivable			(9,190)	(11,268)	(6,425)	(941)
Inventories			1,800	(866)	(7,658)	(1,122)
Prepaid expenses and other receivables			(7,351)	2,766	(459)	(67)
Lease prepayments	9		353	353	353	52
Accounts payable			(76)	246	797	117
Accrued expenses and other payables			5,918	2,493	8,148	1,192
Income tax receivable			(556)	556	—	—
Income tax payable			(1,167)	1,256	658	96

Net cash provided by operating activities			68,762	60,468	88,638	12,985

Cash flow from investing activities
Purchase of property, plant and equipment			(11,697)	(34,671)	(93,901)	(13,757)
Deposit for purchase of property, plant and equipment			(5,617)	(2,106)	(1,901)	(278)
Proceeds from disposal of property, plant and equipment			41	85	111	16
Purchase of available-for-sale securities			(15,681)	(80,136)	(3,475)	(509)
Proceeds from sale of available-for-sale securities			—	43,421	16,995	2,490
Purchase of structured deposit			(3,537)	(9,809)	—	—
Proceeds from sale of structured deposit			—	13,636	—	—
Purchase of intangible assets			—	(5,500)	—	—
Purchase of time deposits			—	(520,784)	(727,355)	(106,558)
Proceeds from disposal of time deposits			—	226,975	552,712	80,973
Restricted cash for investment in a subsidiary			—	—	(9,300)	(1,362)

Net cash used in investing activities			(36,491)	(368,889)	(266,114)	(38,985)

Cash flow from financing activities
Payment of initial public offering expenses			(77,802)	—	—	—
Gross proceeds from issuance of ordinary shares			923,382	—	132	19
Payments for the repurchase of shares	14	(a)	—	(14,467)	—	—
Principal payments of long-term bank loans			(15,000)	—	—	—
Proceeds from short-term bank loans			(25,000)	—	—	—
Repayment to borrowing from a related party			(3,835)	—	—	—

Net cash (used in)/provided by financing activities			801,745	(14,467)	132	19

Effect of foreign currency exchange rate change on cash			(48,362)	(48,901)	874	128
Net increase/(decrease) in cash and cash equivalents			785,654	(371,789)	(176,470)	(25,853)

Cash and cash equivalents, at beginning of year			25,372	811,026	439,237	64,349

Cash and cash equivalents, at end of Year			811,026	439,237	262,767	38,496

Cash paid during the year for:
Income taxes			(5,691)	(8,614)	(12,669)	(1,856)
Interest expense, net of amount capitalized			(920)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

1.	Principal activities, reorganization and basis of presentation

Principal activities

3SBio Inc. (the “Company”) and subsidiaries (collectively the “Group”) are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (“PRC”). The Group currently manufactures and/or distributes five types of biopharmaceutical products, which include the following:

•	EPIAO, an injectable recombinant human erythropoietin that is used to stimulate the production of red blood cells in patients with anemia and to reduce the need for blood transfusions;

•	TPIAO, a recombinant human thrombopoietin indicated for the treatment of chemotherapy-induced thrombocytopenia; and

•

Two legacy products, including Intefen, a recombinant interferon alpha-2a product indicated for the treatment of carcinoma of the lymphatic or hematopoietic system and viral infectious diseases; and Inleusin, a recombinant human IL-2 product indicated for the treatment of renal cell carcinoma, metastatic melanoma, thoratic fluid build-up caused by cancer and tuberculosis; and

•

Iron Sucrose Supplement (“Iron”), an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy.

Reorganization

The Company was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability.

On February 7, 2007, the Company’s shares were listed on The Nasdaq Global Market following the completion of its initial public offering (“IPO”). In the IPO, the Company sold 7,187,817 ADSs, representing 50,314,719 ordinary shares (each ADS represents seven ordinary shares of the Company); and the underwriters exercised the underlying over-allotment option of 252,634 ADSs, representing 1,768,438 ordinary shares, both at a price of US$16 per ADS. In connection with the IPO, the Company received net proceeds (after deduction of the related issuance costs totaling RMB87,094,000) of RMB836,288,000.

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

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC.

Prior to the Reorganization, Shenyang Sunshine consolidated both Liaoning Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) and Beijing Sunshine Bio-Product Sales Company Limited (“Beijing Sunshine”) as it held a 90% controlling interest in Liaoning Sunshine and it was the primary beneficiary of Beijing Sunshine, which was deemed to be a variable interest entity in accordance with Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall (“ASC 810-10”) (pre-codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”)).

In connection with the Reorganization and for purposes of compliance with certain PRC rules and regulations related to the distribution of pharmaceutical products, Shenyang Sunshine transferred its 45% equity interest in Beijing Sunshine to an executive officer in October 2006 and its 90% equity interest in Liaoning Sunshine to a director in November 2006. In December 2006 and January 2007, Shenyang Sunshine entered into certain contractual arrangements with Beijing Sunshine and Liaoning Sunshine, the two variable interest entities (“VIEs”) respectively, including business operation agreements, equity interest acquisition agreement, voting agreement, equity interest pledge agreement and supplementary arrangements attached to these agreements, such that:

•	Shenyang Sunshine is entitled to a majority of the revenues of the VIEs which are derived in the form of technology support, market development and consulting services fees;

•	Shengyang Sunshine is granted an exclusive right to acquire, to the extent permissible under PRC law, the equity interests in the VIEs;

•	The equity holders of the VIEs are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as equity holders;

•	The equity interests in the VIEs are pledged to Shenyang Sunshine to guarantee the obligations of the equity holders under the above contractual arrangements.

As a result of these contractual arrangements, Shenyang Sunshine consolidates the VIEs (as required by ASC 810-10 as set out above) because it is the primary beneficiary of the VIEs. Through the aforementioned agreements, Shenyang Sunshine is obligated to absorb substantially all of the profits and all of the expected losses from the VIEs’ activities.

Beijing Sunshine was dissolved in 2008. Liaoning Sunshine is a domestic limited liability company incorporated in the PRC primarily for the purpose of distributing products manufactured by Shenyang Sunshine. Liaoning Sunshine has also been involved in distributing one third-party franchised pharmaceutical product since 2008. In 2009, through supplementary agreements, Shenyang Sunshine is deemed to have acquired the 10% non-controlling interest in Liaoning Sunshine.

Shenyang Sunshine Baiao Pharmaceutical Co. Ltd. (“Shenyang Baiao”) was a wholly-owned subsidiary of Collected Mind, which was established in July 2007 and dissolved in April 2009. Throughout its existence, Shenyang Baiao was not involved in any significant business activities and there was no significant gain or loss upon its dissolution.

A new intermediate holding company, China Sansheng Medical Limited (“HK Sunshine”) was established in Hong Kong in November 2009. HK Sunshine was established as a wholly-owned

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

subsidiary of Collected Mind and will engage in merger and acquisition efforts, as well as import and export transactions. As of December 31, 2009, HK Sunshine has not been involved in any business activities.

Liaoning Sunshine Technology & Development Co., Ltd. (“Benxi Sunshine”) was established as a wholly-owned subsidiary of Liaoning Sunshine in December 2009 and will engage in medical technology development, transfer of technology and technical consulting activities. As of December 31, 2009, Benxi Sunshine has not been involved in any business activities.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.	Summary of significant accounting policies and practices

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

Currency translation for financial statement presentation

Solely for the convenience of the readers, certain 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8259, being the noon buying rate for U.S. dollars in effect on December 31, 2009 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2009, or on any other date.

Foreign currency transactions

The reporting currency of the Group is Renmibi (“RMB”). However, the functional currency of Shenyang Sunshine, Liaoning Sunshine, and Benxi Sunshine is RMB, whereas the functional currency of the Company, Collected Mind and the HK Sunshine is the U.S. dollar (“US$”).

Transactions of Shenyang Sunshine, Liaoning Sunshine, Beijing Sunshine and Benxi Sunshine denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded as other income in the consolidated statements of income and comprehensive income.

Assets and liabilities of the Company, Collected Mind and HK Sunshine are translated into RMB using the exchange rate on the balance sheet date. Income and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company, Collected Mind and HK Sunshine are recorded as foreign currency translation adjustments, a separate component of accumulated other comprehensive income/(loss) within shareholders’ equity.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Comparative figures

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual financial results could differ significantly from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; valuation and other-than-temporary impairment of investment securities; realizability of inventories; allowance for doubtful accounts receivables; valuation allowance for deferred tax assets; and the fair value of share-based compensation. Changes in facts and circumstances may result in revised estimates.

Concentrations of risks

Concentration of credit risk

Our cash and cash equivalents, restricted cash, time deposits and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, restricted cash and time deposits are placed with financial institutions that management believes are of high credit quality. Our accounts receivable are derived from revenue earned from customers located primarily in the PRC. We maintain an allowance for doubtful accounts receivable based upon our historical experience and the age of receivables, as well as taking into consideration economic and regulatory conditions. Determining appropriate allowances for these losses is an inherently uncertain process, and ultimate losses may vary from the current estimates, resulting in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, we generally do not require collateral on these balances. The allowance for doubtful accounts was RMB4,503,000 and RMB2,915,000 (US$427,000), at December 31, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, no customers accounted for more than 10% of outstanding net accounts receivable.

Currency convertibility risk

RMB is not a fully convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate has continued to fluctuate since the initial adjustment.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Business and economic risks

The Company participates in a fast-growing and highly competitive industry. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for our current flagship products; expiration of administrative protection and monitoring periods for certain of our major products; competitive pressures due to new entrants; advances and new trends in new techniques and industry standards; newly discovered safety, side effects or other product issues discovered; changes in critical material suppliers; changes in certain strategic relationships with our distributors; regulatory considerations; and risks associated with the Company’s ability to attract and retain key research and development personnel necessary to support its growth. There are other risks and uncertainties that could affect the Company materially.

Sales to the Company’s top five distributors accounted for 30% to 40% of total net revenue for the years ended December 31, 2007, 2008 and 2009. The following is sales to the customer that individually comprises 10% or more of net revenue:

	Year ended December 31,
	2007		2008		2009		2009
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co.,Ltd.	17,931	10	26,267	11	33,408	10	4,894	10

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, non-current deposits and trade receivables denominated in the U.S dollar and EUR. The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the US$ against RMB was approximately 0.05% in 2009. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

The Company holds non-current deposits denominated in EUR. The appreciation of the EUR against RMB was approximately 1.4% in 2009. Similarly, an appreciation of RMB against EUR would result in foreign currency translation losses when translating the non-current deposits balance from EUR into RMB.

Fair value measurements of financial instruments

The carrying amounts of the Group’s cash and cash equivalents, time deposits and restricted cash approximate their fair value due to the short maturity of those instruments. Fair values for investment securities that are classified as available-for-sale securities are based upon quoted market prices. The carrying amounts of the Group’s receivables, payables and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Cash and cash equivalents, time deposits and restricted cash

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less. Interest-bearing time deposits with financial institutions with original maturities in excess of three months are excluded from cash and cash equivalents and classified as time deposits. The interest rates of the time deposits ranged from 0.6% to 3.4% per annum with a weighted-average original maturity of one year.

Restricted cash represents cash at bank balances as of December 31, 2009 that were temporarily restricted from use as part of the incorporation process of Benxi Sunshine required by local authorities. The cash will no longer be restricted upon the completion of Benxi Sunshine’s incorporation.

As of December 31, 2008 and 2009, the amount of cash and cash equivalents, restricted cash and time deposits with original maturities over three months held in financial institutions by geographic location is analyzed as follows:

	December 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000

- the PRC	320,795	370,712	54,310
- Hong Kong	411,224	368,773	54,025
- United States of America (“U.S.”)	1,027	1,033	151

	733,046	740,518	108,486

As of December 31, 2008 and 2009, the Group’s cash and cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars and Renminbi are as follows:

	December 31,
	2008	2009
	’000	’000

- U.S dollars	89,523	73,876
- Renminbi	118,144	232,462

The group holds its cash, cash equivalents, restricted cash and time deposits in major financial institutions that management believes are of high credit quality.

Accounts receivable and notes receivable

Accounts receivable are stated at the invoiced amount after deduction of trade discounts and allowances, if any, and is non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote. Shenyang Sunshine and its consolidated entities are required to comply

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

with local tax requirements on the write-offs of doubtful accounts, which allow for such write-offs only when sufficient evidence is available to prove the debtor’s inability to make payments. The Group does not have any off-balance-sheet credit exposure related to its customers.

No notes receivable provision is considered necessary as the notes are issued by reputable commercial banks in the PRC, which means risk of non-payment by customers rests with the banks.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprise direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Available-for-sale securities

Available-for-sale securities consist of debt securities and structured notes in the accompanying balance sheets.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, if any, are reported as a separate component of accumulated other comprehensive income until realized.

Realized gains and losses from the sale or disposal of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary results in an impairment to the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Group considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Interest income from debt securities is recognized in interest income when earned. Interest income from structured notes is recognized in interest income using the retrospective interest method. Under the retrospective interest method, income for the current period is measured as the difference between the amortized cost at the end of the period and the amortized cost at the beginning of the period, plus any cash received during the period.

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

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Interest expense, payroll expenses, share-based compensation expenses and other direct staff costs incurred related to the construction of property, plant and equipment are capitalized. The capitalization of expenses as part of the costs of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and costs are being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

No depreciation is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues when inventory is sold.

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of income and comprehensive income.

Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 years.

The current portion of lease prepayments represents the amount expected to be recognized as expense within one year from the balance sheet date, which has been included in “Prepaid expenses and other receivables” in the consolidated balance sheets.

Intangible assets

Intangible assets represent an exclusive distribution right of Iron Sucrose in the PRC. It is carried at cost less accumulated amortization. Amortization expense was recognized based on the straight-line method over the estimated useful life of five years ending in 2013 with nil residual value.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate, in management’s judgement, that the carrying amount of an asset may not be recoverable.

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

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by the Group for purchases, with the net amount recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Government grants

An unconditional government grant is recognized in the consolidated statements of income and comprehensive income when the grant becomes receivable. The government grants received by the Group were lump sum payments for which approval is at the sole discretion of the government and are subject to availability of the government funds. The amount and timing of the grants cannot be directly attributable to specific expenditures incurred and the timing of incurrence of such expenditures. As such, grant income is recognized as grant income in the consolidated statements of income and comprehensive income rather than as part of the Company’s operating income.

Government grants relating to the domestic acquisition of property, plant and equipment are recognized in the consolidated balance sheets as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Grants that compensate the Group for expenses incurred on research and development activities are recognized as other income in the consolidated statements of income and comprehensive income upon the later of the award of the grant or in the same period in which the related expenses are incurred.

Retirement and other post-retirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income and comprehensive income as and when the related employee service is provided.

Pursuant to the relevant PRC regulations, the Company’s PRC consolidated entities is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,475,000 , RMB2,102,000 and 2,560,000 (US$375,000) for the years ended December 31, 2007, 2008 and 2009, respectively, was charged to expense in the consolidated statements of income and comprehensive income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of income and comprehensive income in the period that includes the enactment date.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The Group applies ASC subtopic 740-10, Income Taxes: Overall (“ASC 740-10”) (pre-codification: FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”)) to account for uncertainty in income taxes. ASC 740-10 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized on a cumulative probability basis. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses amounted to RMB3,028,000, RMB4,631,000 and RMB3,011,000 (US$441,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

Research and development costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of the remuneration of research and development staff, depreciation, material and clinical trial costs.

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

Income per share

In accordance with ASC subtopic 260-10, Earnings Per Share: Overall (“ASC 260-10”) (pre-codification: SFAS No. 128, Earnings per Share), basic net income attributable to 3SBio Inc. per share is computed by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary shares outstanding. Diluted net income attributable to 3SBio Inc. per share is calculated by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding stock options. The calculation of diluted net income attributable to 3SBio Inc. per share excludes all anti-dilutive shares.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The following table sets forth the computation of basic and diluted net income attributable to 3SBio Inc. per share:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000
Numerator for basic and diluted net income attributable to 3SBio Inc. per share:
- Net income attributable to 3SBio Inc.	81,513	39,542	83,435	12,224

Denominator:
- Basic weighted average
Shares	146,646,049	151,655,631	150,606,317	150,606,317
- Effect of dilutive potential
Shares	68,993	57,118	427,875	427,875

Diluted weighted average
Shares	146,715,042	151,712,749	151,034,192	151,034,192

Basic net income attributable to 3SBio Inc. per share	0.56	0.26	0.55	0.08

Diluted net income attributable to 3SBio Inc. per share	0.56	0.26	0.55	0.08

The diluted net income attributable to 3SBio Inc. per share calculation for the years ended December 31, 2007, 2008 and 2009 did not include the effect of share options to purchase a total of 100,000, 1,897,650 and 585,100 ordinary shares, respectively because to do so would have been anti-dilutive.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investment by owners and distributions to owners. The Group’s components of comprehensive income during the years ended December 31, 2007, 2008 and 2009 were net income, net unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

Share-based payments

The Group adopts ASC subtopic 718-10, Compensation – Stock Compensation: Overall (“ASC 718-10”) (pre-codification: SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”)), for all share-based payments made by the Group. ASC 718-10 requires that all compensation cost related to employee share options or similar equity instruments be measured at grant date fair values of the awards. The Group recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The Company used the Black-Sholes option-pricing model to measure grant date fair value of share options

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

granted before December 31, 2008 and has adopted a lattice option-pricing model from January 1, 2009. In accordance with ASC 718-10, the Group treated this change in valuation technique prospectively. For share options granted, forfeitures were estimated based on historical experience and are periodically reviewed.

The Group accounts for equity instruments issued to each member of the board of directors who is not an employee of the Group in accordance with the provisions of ASC 718-10. As those non-employee directors were all appointed to a board position that will be filled by shareholder election when the existing term expires and the awards granted to these directors are only for their services as directors, awards granted to these non-employee directors are treated in the same way as share-based payment to employees.

Segment reporting

The Group uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by ASC subtopic 280-10, Segment Reporting: Overall (“ASC 280-10”) (pre-codification: SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information), which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

Recently issued accounting standards

The Group adopted ASC 105, Generally Accepted Accounting Principles (“ASC 105”) (pre-codification: SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162). The Accounting Standards Codification (“Codification”) has become the only source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. The Codification is not intended to change or alter existing GAAP. The adoption of ASC 105 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2009, the Group adopted ASC 805, Business Combinations (“ASC 805”) (pre-codification: SFAS No. 141R (Revised) Business Combinations). ASC 805 applies to all transactions or other events in which an entity obtains control of one or more business and changes the accounting for business combinations. It requires recognition of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree measured at their fair value at acquisition date, including full amounts of their fair value in step acquisition, those arising from qualified contingencies and contingent consideration. A gain from a bargain purchase is recognized as earnings attributable to the acquirer. ASC 805 is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC 805 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2009, the Group adopted ASC 810, Consolidation (“ASC 810”) (pre-codification: SFAS No. 160 Non-controlling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51). ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as a minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810 requires the consolidated statement of income to be reported at amounts that include the amounts

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

attributable to both the parent and the non-controlling interest. ASC 810 also requires disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The adoption of ASC 810 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2009, the Group adopted ASC 815, Derivatives and Hedging (“ASC 815”) (pre-codification: SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133). The new disclosure requirements expand previous guidance and require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The adoption of ASC 815 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2009, the Group adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (pre-codification: SFAS No. 157, Fair Value Measurements) as issued by the FASB which included a delay in the effective date of fair value accounting for all nonfinancial assets and nonfinancial liabilities by one year, except those recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of ASC 820 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2009, the Group adopted ASC 350-30, Intangibles—Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”) (pre-codification: FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets). ASC 350-30 requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. ASC 350-30 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of ASC 350-30 did not have a material impact on the Group’s consolidated financial statements.

The Group adopted ASC 320-10, Investments in Debt and Equity Securities: Overall (“ASC 320-10”) (pre-codification Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”) issued by FASB). ASC 320-10 is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The adoption of ASC 320-10 did not have a material impact on the Group’s consolidated financial statements.

The Group adopted ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) (pre-codification: Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820-10 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what ASC 820-10 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The adoption of ASC 820-10 did not have a material impact on the Group’s consolidated financial statements.

The Group adopted ASC 855, Subsequent Events (“ASC 855”) (pre-codification: SFAS No. 165 Subsequent Events). ASC 855 names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). ASC 855 also requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The guidance is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Update No. 2010-09, Subsequent Events (“ASU 2010-09”), which removes the requirement for an entity to disclose the date through which subsequent events were evaluated. . ASU 2010-09 is effective immediately for all financial statements that have not yet been issued (for public entities) and have not yet become available to be issued (for nonpublic entities). The adoption of ASC 855 and ASU 2010-09 did not have a material impact on the Group’s consolidated financial statements.

In June 2009, the FASB issued statement No. 167, Amendments to FASB Interpretation FIN 46(R) (subsequently codified in ASC 810), which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. ASC 810 significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of ASC 810 are effective for interim and annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. The Group is currently evaluating the impact of the adoption of ASC 810 on the Group’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”) related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010. The Group is currently evaluating the impact of the adoption of ASU 2010-06 on the Group’s consolidated financial statements.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

3.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Accounts receivable	53,430	57,576	8,435
Less: Allowance for doubtful accounts	(4,503)	(2,915)	(427)

Total accounts receivable, net	48,927	54,661	8,008

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Balance at beginning of year	4,871	5,257	4,503	660
(Credited)/charged to income	386	777	(1,588)	(233)
Written off against accounts receivable	—	(1,531)	—	—

Balance at end of year	5,257	4,503	2,915	427

The Group’s accounts receivable balances are all related to third-party customers. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

4.	Inventories

Inventories consist of the following:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Raw materials	1,887	2,348	344
Work-in-progress	3,743	7,990	1,170
Finished goods	1,323	3,334	488
Consumables and packaging materials	795	1,734	255

Total inventories	7,748	15,406	2,257

Impairment of consumables and packaging materials resulted in a write off of approximately RMB291,000, RMB354,000 and RMB272,000 (US$40,000) as of December 31, 2007, 2008 and 2009, respectively.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

5.	Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Prepayments and other deposits	1,112	1,135	166
Other receivables	7,137	7,570	1,109

Total prepaid expenses and other receivables	8,249	8,705	1,275

Prepayments as of December 31, 2008 and 2009 include an amount of RMB353,000 and RMB353,000 (US$52,000) respectively, representing the current portion of lease prepayments (note 9).

Other receivables mainly include staff advances, interest receivable and other miscellaneous receivables.

6.	Available-for-sale securities

At December 31, 2008 and 2009, the fair values of available-for-sale securities held by the Group are as follows:

	December 31, 2008
	Amortized cost RMB’000	Gross unrealized gain RMB’000	Gross unrealized (loss) RMB’000	Fair value RMB’000	Fair value US$’000

Corporate debt securities	23,894	26	(631)	23,289	3,414
Structured notes	3,411	—	—	3,411	500

	27,305	26	(631)	26,700	3,914

	December 31, 2009
	Amortized cost RMB’000	Gross unrealized gain RMB’000	Gross unrealized (loss) RMB’000	Fair value RMB’000	Fair value US$’000

Corporate debt securities	10,807	600	—	11,407	1,671

	10,807	600	—	11,407	1,671

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The fair value of available-for-sale securities is based on quoted market prices at each reporting date. The total fair value of corporate debt securities that were in an unrealized loss position for twelve months or less as of December 31, 2008 and 2009 was US$3,129,000 and nil, respectively. There were no available-for-sale securities that were in an unrealized loss position for twelve months or longer as at December 31, 2008 and 2009.

The corporate debt securities held by the Group as of December 31, 2009 are interest-bearing at 4.625 - 6.25% per annum and are publicly traded outside the PRC.

Structured notes represent callable range accrual notes issued by a financial institution at par which had a ten-year term and carry interest at 7%, if the market interest rate, 3-month US$ LIBOR, is lower than 7%. The interest rate will be nil if the 3-month US$ LIBOR is higher than 7%. Interest income is measured and paid quarterly. The structured notes were redeemed by the issuer on December 17, 2009 at par with no significant gain/(loss) realised.

During the year ended December 31, 2009, the Group purchased corporate debt securities with par of US$509,000 (RMB3,474,000) and interest rate of 4.625%, whose maturity date is September 11, 2015.

(a)	Net realized gain/(loss) on available-for-sale securities

During the year ended December 31, 2008, the Group acquired floating rate credit linked notes of US$3,000,000 (the “CLNs”, RMB21,000,000). The CLNs, which were issued by UBS AG, Jersey Branch (the “Issuer”), were linked to credit events, as defined, of Lehman Brothers Holdings Inc. (“Lehman Brothers”) and were due to mature on January 21, 2009, subject to certain conditions. In September 2008, a credit event occurred, representing Lehman Brothers’ Chapter 11 filing for bankruptcy protection under the U.S. Bankruptcy Code. In accordance with the terms of the CLNs, the Issuer redeemed the CLNs by delivering Lehman Brothers’ corporate debt securities with a face value equivalent to the principal amount of US$3,000,000 to the Company. The redemption was settled in November 2008 and the fair value of the Lehman Brothers’ corporate debt securities at the settlement date was US$254,000 (RMB1,765,000), determined based on quoted market prices. Realized loss of US$2,746,000 (RMB19,144,000) was recognized at the settlement date.

In May 2009, the Group disposed of Lehman Brothers’ corporate debt securities at a price of US$382,000 (RMB2,616,000) and realized a gain of US$123,000 (RMB840,000).

The Group also realized a net gain of RMB149,000 and RMB771,000 (US$112,000) for the years ended December 31, 2008 and 2009, respectively. No realized gain/(loss) on available-for-sale securities was recognized for the year-ended December 31, 2007 as there were no disposals during the year. The gain in the year ended December 31, 2009 was from disposals of available-for-sale securities with sale proceeds of RMB14,379,000 (US$2,105,000), which includes the disposal of the impaired available-for-sale securities described in 6 (b) below.

(b)	Impairment loss on available-for-sale securities

The Group evaluates whether unrealized losses on available-for-sale securities indicate other-than-temporary impairment.

During the year ended December 31, 2008, the Group acquired perpetual securities issued by Lloyds totalling US$2,000,000. The perpetual securities, bearing interest at 7.875% per annum, have no maturity date and are not redeemable at the option of the Company at any time. The perpetual securities may be redeemed at the option of Lloyds on or after the five years of the issue date at their principal amount together with any interest payments which are outstanding. Lloyds may at any time elect to exchange the perpetual securities for securities with similar terms, as designated by the issuer and specified in the terms of the perpetual securities.

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

As of December 31, 2008, the fair value of the perpetual securities was US$1,356,000 (RMB9,254,000) based on quoted market price and the Group recognized an other-than-temporary impairment loss of US$644,000 (RMB4,391,000) at that time. The perpetual securities were exchanged for Preference Shares in January 2009 at the election of Lloyds. On the date of exchange, the fair value of the Preference Shares was lower than the carrying value of the perpetual securities, resulting in a further impairment loss of US$676,000 (RMB4,624,000) being recognized for the year ended December 31, 2009.

In May 2009, the Group disposed of the Preference Shares at a price of US$820,000 and a gain on disposal of RMB962,000 (US$140,000) was recognized.

An unrealized holding gain of RMB298,000, net unrealized holding loss of RMB903,000 and unrealized holding gain of RMB1,205,000 on corporate debt securities was recognized in accumulated other comprehensive loss for the years ended December 31, 2007, 2008 and 2009, respectively. The Group considers the unrealized holding loss recognized in accumulated other comprehensive loss as of December 31, 2008 as not other-than-temporary.

Other-than-temporary impairment of available-for-sale securities is analyzed as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Balance at beginning of year	—	—	4,391	644

Addition during the year	—	4,391	4,624	677

Realized upon disposal	—	—	(9,015)	(1,321)

Balance at end of year	—	4,391	—	—

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

(c)	Maturity information of available-for-sale securities at year-end

Maturities of corporate debt securities classified as non-current available-for-sale are as follows:

	December 31,
	2009 RMB’000	2009 US$’000

Due after five years through ten years	11,407	1,671

7.	Structured deposits

During the year ended December 31, 2007, the Group acquired zero coupon equity-linked notes (“ELNs”) issued by a financial institution that were expected to mature in June 2008. The ELNs include an embedded derivative with the characteristics similar to a written-put option of shares, which entitles the Group to a higher fixed rate of return from the deposit but in return would require the Group to purchase the share of an entity listed in the Hong Kong Stock Exchange at a pre-determined price in the event the market price is lower than the pre-determined price of the share at maturity date. The embedded derivative is considered not closely related to the host contract. The Company has elected to measure the ELNs as a single financial instrument, rather than as a debt security host and separate derivative instrument. Accordingly, the ELNs are stated at fair value with remeasurements to fair value recognized as other income/(loss). Realized loss of RMB10,000 was charged to income for the year ended December 31, 2007.

The ELNs were disposed of in May 2008 with a gain of RMB138,000.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Buildings	49,156	54,093	7,925
Plant and machinery	27,675	63,612	9,319
Motor vehicles	6,892	6,456	946
Furniture, fixtures and computer equipment	26,389	28,167	4,126
Construction-in-progress	25,096	75,477	11,057

	135,208	227,805	33,373
Less: Accumulated depreciation	(57,023)	(62,685)	(9,183)

Total property, plant and equipment	78,185	165,120	24,190

The Company started the construction of its new manufacturing facility in Shenyang province in 2007 and completed the construction in February 2010. Direct costs related to the construction of the new manufacturing facility of RMB6,497,000, RMB25,230,000 and RMB83,304,000 (US$12,204,000) were capitalized as construction in progress for the years ended December 31, 2007, 2008 and 2009, respectively. The new manufacturing facility is not ready for manufacturing as it has to pass Good Manufacturing Practice (“GMP”) examination conducted by state Food and Drug Administration before the facility can be placed in service for its intended use. The GMP examination is anticipated to be conducted in April 2010 and the facility will be transferred to property, plant and equipment after passing the GMP examination.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The depreciation of all types of property, plant and equipment is calculated using the straight-line method over their respective estimated useful life. Depreciation expense was RMB4,888,000, RMB5,743,000 and RMB7,009,000 (US$1,027,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

All of the Group’s buildings are located in the PRC.

9.	Lease prepayments

Lease prepayments represent the land use rights of the Group and are analyzed as follows:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Total lease prepayments	9,247	8,894	1,303
Less: current portion - amount to be expensed in one year	(353)	(353)	(52)

Non-current portion	8,894	8,541	1,251

In 2005, the Group paid RMB9,924,000 for land use rights for a term of 30 years in respect of land located beside the land on which the existing plant of the Group was constructed. A new plant is being constructed on the newly acquired land to expand the production capacity of the Group. The prepayment is charged to expense on a straight line basis over the term of the arrangement.

Land lease expense for the years ended December 31, 2007, 2008 and 2009 were RMB353,000, RMB353,000 and RMB353,000 (US$52,000), respectively.

10.	Non-current deposits

Included in non-current deposits as of December 31, 2008 and 2009 are deposits for the acquisition of property, plant and equipment and other deposits, of RMB8,521,000 and RMB10,067,000 (US$1,475,000) respectively, which are not expected to be utilized or recovered within one year.

11.	Intangible assets, net

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Exclusive distribution right	5,500	5,500	806
Less: Accumulated amortization	(275)	(1,375)	(202)

Total intangible assets	5,225	4,125	604

Intangible assets represent an exclusive distribution right of Iron Sucrose in the PRC purchased from an unrelated third party in 2008.

Amortization expense for the years ended December 31, 2008 and 2009 of RMB275,000 and RMB1,100,000 (US$161,000), respectively, was included in cost of revenue.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The estimated amortization expense of intangible assets for the next four years is as follows:

	RMB’000	US$’000
2010	1,100	161
2011	1,100	161
2012	1,100	161
2013	825	121

	4,125	604

12.	Deferred grant income

Deferred grant income represents the unamortized portion of the government grant approved by the State Development Planning Committee of the PRC in August 1999, totalling RMB15,000,000, for the purchase of plant and equipment costing a total of RMB45,029,000. The grant is amortized on a straight-line basis to grant income over the weighted average expected useful life of the plant and equipment acquired.

Amortization of deferred grant income was RMB611,000, RMB374,000 and RMB374,000 (US$55,000) for the years ended December 31, 2007, 2008 and 2009, respectively. Deferred grant income as of December 31, 2009 is expected to be amortized as follows:

	RMB’000	US$’000

2010	374	55
2011	374	55
2012	374	55
2013	374	55
2014 and thereafter	1,656	242

	3,152	462

13.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Receipts in advance from customers	219	227	33
Taxes payable (other than income tax)	4,622	3,271	479
Accrued salaries, bonus and welfare expenses	6,901	9,525	1,395
Accrued selling and marketing expenses	8,316	13,274	1,945
Payable to plant, property and equipment vendors	2,600	5,385	789
Payable to research and development service contractors	790	585	86
Accrued audit fee	840	—	—
Other accrued expenses	985	1,154	169

Total accrued expenses and other payables	25,273	33,421	4,896

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Other accrued expenses mainly include accrued professional fees, payables for purchase of plant and equipment and miscellaneous deposits received.

14.	Shareholders’ equity

(a)	Share capital

During the year ended December 31, 2007, the Company issued 52,083,157 new ordinary shares in connection with its IPO.

On August 9, 2006, the Company granted 15,000 shares to a senior executive of the Company for her on-going services rendered to the Company. During the year ended December 31, 2007, 15,000 ordinary shares were issued to the executive when the granted shares were vested.

During the year ended December 31, 2008, the Company repurchased a total of 217,600 ADSs (equivalent to 1,523,200 ordinary shares) from the open market at a cash consideration of US$2,120,000. The repurchased shares were subsequently retired during the year.

During the year ended December 31, 2009, 16,772 ordinary shares were issued when vested options were exercised at a consideration of US$1.15 per share (US$8.05 per ADS). In addition, 48,734 shares were issued upon the fulfilment of the vesting period of nonvested shares d.

(b)	Statutory reserves

Shenyang Sunshine and its consolidated entities are required under PRC rules and regulations and their respective Articles of Association to make appropriations from retained earnings to statutory reserves. Such appropriations are approved by the respective boards of directors.

Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to PRC rules and regulations and their Articles of Association, Shenyang Sunshine and its consolidated entities are required to transfer 10% of their net income, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to the equity holders can be made.

The statutory surplus reserve is non-distributable but can be used to make good previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Transfers of RMB3,962,000, RMB6,297,000 and RMB9,466,000 (US$1,387,000) have been made to the statutory surplus reserve by Shenyang Sunshine for the years ended December 31, 2007, 2008 and 2009, respectively. As the requirement to transfer net income to the statutory surplus reserve applies only to Shenyang Sunshine and its consolidated entities but not the Company, statutory surplus reserve of Shenyang Sunshine has been reclassified and included in retained earnings upon the Reorganization described in note 1.

The accumulated balances of this statutory surplus reserve maintained by the Company’s PRC consolidated entities as of December 31, 2008 and 2009 were RMB14,276,000 and RMB23,742,000 (US$3,478,000) respectively.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

15.	Revenues

The Group’s revenues are primarily derived from the distribution of self-manufactured pharmaceutical products and one franchised product.

In view of the fact that the Group operates and manages its business solely in the PRC and sales were predominately made to customers located in the PRC, no geographical segment information is provided.

The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the price administration authorities from time to time.

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000
Domestic sales:
- EPIAO	121,220	154,570	196,080	28,726
- TPIAO	43,074	67,585	89,679	13,138
- Intefen	4,123	4,989	5,522	809
- Inleusin	1,027	773	1,607	235
- Iron Sucrose Injection	3,206	6,984	10,715	1,570
Export sales	6,784	8,289	13,216	1,936
Others	739	55	101	15

Total revenues	180,173	243,245	316,920	46,429

16.	Collaborative agreement with AMAG Pharmaceuticals, Inc. (“AMAG”)

During the year ended December 31, 2008, the Company entered into a development and commercialization agreement with AMAG for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients.

Under the terms of the agreement, AMAG granted the Company exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to explore into further co-development indications. The Company will be responsible for the clinical development, registration, and commercialization of ferumoxytol in the PRC. The agreement has an initial duration of thirteen years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to the Company at a predetermined supply price.

In accordance with the agreement, during year ended December 31, 2008, the Company paid a non-refundable upfront payment of US$1,000,000 (RMB6,948,000 at the transaction date) to AMAG and is required to pay additional milestone payments of US$1,500,000 upon obtaining the regulatory approval from the China State Food and Drug Administration (“SFDA”) for the commercialization and marketing of ferumoxytol within the PRC (excluding Hong Kong, Macau and Taiwan region) and upon any other co-developed indications being approved by the SFDA for their commercialization and marketing within the PRC (excluding Hong Kong, Macau and Taiwan region). Further to these milestone payments, the Company is also required to pay a royalty determined based on the Company’s future sales of ferumoxytol. The upfront payment paid by the Company was expensed when incurred and charged to research and development costs for the year ended December 31, 2008.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Ferumoxytol was approved on June 30, 2009 by the U.S. Food and Drug Administration to treat iron deficiency anemia in CKD patients and was launched commercially in the U.S. by AMAG in July 2009. As announced in January 2010, the Company has submitted an application for a registrational clinical trial to SFDA in the PRC for Ferumoxytol.

17.	Taxations

(a)	Income taxes

Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Collected Mind are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company or Collected Mind, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

Hong Kong Tax

HK Sunshine is a Hong Kong subsidiary established in November 2009. Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year ended December 31, 2009.

PRC Tax

Prior to January 1, 2008, Shenyang Sunshine, being a foreign-invested manufacturing enterprise in the Shenyang Economic and Technology Development Zone in Liaoning Province, was entitled to a preferential PRC income tax rate. As such, Shenyang Sunshine’s applicable tax rate for 2007 was 15%. Other PRC entities were subject to a tax rate of 33% for the year ended December 31, 2007.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which unified income tax rate at 25% for most domestic enterprises and foreign investment enterprises. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. Shenyang Sunshine used the five-year transitional tax rates of 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onwards, respectively, in measuring deferred income tax assets and liabilities as of December 31, 2007.

Further, according to the new EIT law, entities that qualify as “High and New Technology Enterprise” are entitled to the preferential EIT rate of 15%. On December 5, 2008, Shenyang Sunshine obtained the “High and New Technology Enterprise” certificate that entitles the preferential EIT rate of 15%, which was effective retroactively from January 1, 2008, to December 31, 2010. Other PRC entities, Liaoning Sunshine and Benxi Sunshine, are subject to EIT rate of 25% effective from January 1, 2008.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will be subject to the EIT on its worldwide income. The Implementation Regulations of the New EIT Law further defines effective management as substantial and overall management having control over production and business operations, personnel, accounting and properties of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

December 31, 2009, the Company has not accrued for PRC tax on such basis. Management will monitor its tax position.

Furthermore, under the New EIT Law, dividends payable by a foreign investment enterprise to its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated prior to January 1, 2008 with dividends distribution declared in 2008 and beyond. However, the income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007.

Shenyang Sunshine, as an advanced technology enterprise, is entitled to an extra 50% deduction on qualified R&D expenditure.

Income tax expense/(benefit) represents PRC income tax as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Current	3,968	10,040	13,327	1,953
Deferred	(549)	1,609	(1,591)	(234)

Total	3,419	11,649	11,736	1,719

The components of income before income tax expense are as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

PRC	54,196	73,429	105,039	15,388
Other Countries	30,811	(22,787)	(9,868)	(1,445)

	85,007	50,642	95,171	13,943

The income before tax expense for Other Countries refers to the Company, Collected Mind and HK Sunshine located outside the PRC.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

Following is a reconciliation of total income tax expense to the amounts computed by applying the PRC income tax rate of 15% for the year ended December 31, 2007, and 25% for the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Income before income tax expense	85,007	50,642	95,171	13,943

Computed tax expense at statutory rate	12,751	12,661	23,793	3,486
Increase/(reduction) in income taxes:
International rate differences	(4,700)	5,687	2,467	362
PRC preferential tax rates	—	(6,770)	(10,476)	(1,535)
Non-deductible expenses	130	456	269	39
Non-taxable income	(92)	(56)	(3,160)	(463)
Change in valuation allowance on deferred tax assets	(234)	535	(247)	(36)
Reinvestment tax refund	(2,739)	—	—	—
Tax concession for research and development costs	(802)	(800)	(852)	(125)
Change in tax rate on deferred tax assets	(756)	—	—	—
Others	(139)	(64)	(58)	(9)

Actual income tax expense	3,419	11,649	11,736	1,719

As of December 31, 2009, the Group has unused tax losses of RMB624,000 (US$91,000). The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000

2011	78	11
2012	—	—
2013	233	34
2014	313	46

	624	91

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2008 RMB’000	2009 RMB’000	2009 US$’000

Property, plant and equipment	105	125	18
Accounts receivable	756	571	84
Inventories	137	64	9
Accrued expenses	1,596	1,843	270
Deferred grant income	529	—	—
Deferral of research and development costs for tax purposes	278	204	30
Tax loss carryforwards	434	156	23
Interest expenses on inter-company loans	—	1,324	194

	3,835	4,287	628

Less: Valuation allowance	(1,252)	(641)	(93)

Net deferred tax assets	2,583	3,646	535

Consolidated balance sheet classification:

Current	1,802	2,079	305
Non-current	781	1,567	230

	2,583	3,646	535

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Balance at beginning of year	2,381	1,553	1,252	183
(Credited)/charged to income	(234)	535	(247)	(36)
Tax losses expired during the year	(191)	(836)	(364)	(54)
Change in enacted tax rates	(403)	—	—	—

Balance at end of year	1,553	1,252	641	93

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management provided valuation allowances of RMB1,252,000 and RMB641,000 (US$93,000) as of December 31, 2008 and 2009 respectively. Management believes that the deferred tax assets, net of the valuation allowances as of December 31, 2008 and 2009, are more likely than not to be realized.

As of December 31, 2009, the Company intends to reinvest indefinitely the earnings of its foreign subsidiaries. Determination of the amount of the unrecognized deferred tax liability related to distributing these earnings is not practicable. Further, the Company has not recorded deferred tax on the outside basis of Liaoning Sunshine, the VIE of the Group, as Liaoning Sunshine has an accumulated loss.

In accordance with ASC 740-10, the Group did not have any significant unrecognized tax benefits for the years ended December 31, 2008 and 2009. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The income tax returns of the Group’s operating entities in the PRC for the years from 2004 to 2009 are open to examination by the PRC state and local tax authorities.

(b)	PRC value added tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sales of pharmaceutical products by Shenyang Sunshine and Liaoning Sunshine are subject to an output VAT of 17%, while the purchase of products by Shenyang Sunshine and Liaoning Sunshine is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT.

18.	Share-based compensation

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “2006 Plan”) pursuant to which the shares, share options, restricted shares and restricted share units (“RSU”) of the Company can be granted to directors and employees upon the approval by the board of directors or the compensation committee of the board of directors. Under the 2006 Plan, the Company is authorized to issue up to 10,000,000 shares plus a number of shares equal to 10% of any additional shares of the Company issued following the date of the adoption of the 2006 Plan by the board of directors. The

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

2006 Plan will remain in effect for ten years from the date of adoption, unless otherwise extended. The term of each option granted under the 2006 Plan may not exceed five years from the date of grant.

(a)	Nonvested Shares and Restricted Share Units (“RSUs”)

In November 2009, the Company granted 542,500 RSUs to members of the board and executive management during 2009. Each RSU may be settled in one ADS upon vesting and may not be settled in cash. There are no transferability restrictions attached to the RSUs and they vest evenly on each anniversary of the grant date over a four year period.

The cost of issuing nonvested shares and RSUs was determined using the fair value of the Company’s ordinary shares on the date of grant, net of expected forfeitures. Compensation cost for nonvested shares and RSUs is recognized on a straight-line basis over their respective vesting period.

A summary of the status of the Company’s nonvested shares and RSUs as of December 31, 2008 and the changes during the year ended December 31, 2009, is presented below:

	Nonvested Shares	Weighted average grant-date fair value (per share)	RSUs	Weighted average grant-date fair value (per RSU)
		US$		US$
Nonvested at January 1, 2009	10,500	1.6329	—	—

Awarded	216,468	0.9761	542,500	10.8703

Vested	(48,734)	0.9443	—	—

Forfeited	—	—	—	—

Nonvested at December 31, 2009	178,234	0.9849	542,500	10.8703

As of December 31, 2009, total unrecognized compensation costs related to nonvested shares and RSU amounted to RMB402,000 (US$59,000) and RMB29,555,000 (US$4,330,000) respectively, which is expected to be recognized over a weighted-average period of 1.58 years and 2.42 years, respectively. The total fair value of shares vested during the years ended December 31, 2007, 2008 and 2009, was RMB90,000, nil and RMB365,000 (US$53,000), respectively. No RSUs were vested as of December 31, 2009. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

(b)	Share Options

During the year, the Company changed the valuation technique it uses to estimate the fair value of options awarded from the Black-Sholes option-pricing model to a lattice-based model as the latter provides a better estimate of fair value. This change in valuation technique was treated prospectively. The impact of this change on income before income tax, net income attributable to 3SBio Inc. and the related per share impact for the year ended December 31, 2009 was not significant.

The historical volatility of the Company’s shares and the volatility of a combination of peer companies of similar nature and size were used to estimate the expected volatility of the Company’s shares. The risk-free rate for periods within the expected term of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	Year ended December 31,
	2007	2008	2009

Expected volatility	55%	74%-83%	75%
Weighted average expected volatility	55%	83%	75%

Expected dividends	Nil	Nil	Nil

Expected term (in years)	2.9	3-3.9	4.2
Risk-free interest rate	5.00%	4.30%-4.80%	1.77%

In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the share option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, compensation cost could be materially impacted.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The following table summarizes the share option activity for the year ended December 31, 2009:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate intrinsic value
		US$	Years	US$
Outstanding, December 31, 2008	2,381,350	1.34	1.96	250

Granted	1,750,000	0.78
Expired	(868,400)	1.60
Forfeited	(175,875)	1.15
Exercised	(16,772)	1.15

Outstanding, December 31, 2009	3,070,303	0.96	3.13	3,070,000

Exercisable at December 31, 2009	853,543	1.21	1.59	635,000

The aggregate intrinsic value in the table above represents the value of the Company’s closing stock price on the last trading day in 2009 in excess of the exercise price of share options. Total intrinsic value of share options outstanding for the three years ended December 31, 2007, 2008 and 2009 was nil, US$250, and US$3,070,000 (RMB 20,956,000), respectively.

As of December 31, 2009, total unrecognized compensation costs related to unvested share options amounted to RMB 2,935,000 (US$430,000), which is expected to be recognized over a weighted-average period of 1.2 years. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation costs related to these awards may be different from the expectation.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

The table below summarizes the weighted average fair value and exercise price of share options granted:

Year ended December 31,
	2007	2008	2009

Weighted average grant-day fair value of share options granted during the year:

Where exercise price is lower than market price	—	—	—

Where exercise price is equal to market price	US$0.46 per share option	US$0.73 per share option	US$0.41 per share option
Weighted average exercise price of share options granted during the year

Where exercise price is lower than market price	—	—	—

Where exercise price is equal to market price	US$ 1.6 per share option	US$1.16 per share option	US$0.78 per share option

The total fair value share options vested during the years ended December 31, 2007, 2008 and 2009 was RMB558,000, RMB3,552,000 and RMB2,637,000 (US$386,000), respectively.

(c)	Compensation cost

Total compensation cost (for shares, RSUs and share options) recognized is as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Cost of revenue	—	370	557	81
Research and development costs	—	521	1216	178
Sales, marketing and distribution expenses	—	1000	577	85
General and administrative expenses	995	3,097	4,210	617

Charged to income statement	995	4,988	6,560	961

Capitalized as property, plant and equipment	—	328	198	29
Total share-based compensation cost	995	5,316	6,758	990

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

19.	Related party transactions

Name of party	Relationship

Epitomics Inc.	Chief Executive Officer of Epitomics Inc. is an immediate family member of Chief Science Officer of the Company

The principal related party transactions are as follows:

	Year ended December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000

Research and development costs to Epitomics Inc.	589	—	—	—

During the year ended December 31, 2006, the Group signed an agreement with Epitomics Inc. for research and development of a product candidate. Research and development fees totaling RMB589,000 were incurred during the year ended December 31, 2007, respectively. No such fees were incurred during the years ended December 31, 2008 and 2009. The Group is required to pay a royalty determined based on a percentage of sales derived from the future sales of such product. Sales of the product have not yet commenced as of December 31, 2009.

There were no amounts due from or to the above related parties as of December 31, 2008 and 2009.

20.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease. The Group also leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year. None of the leases include contingent rentals.

For the years ended December 31, 2007, 2008 and 2009, total rental expenses for operating leases, including land lease expense, were RMB1,837,000, RMB1,761,000 and RMB1,183,000 (US$173,000), respectively. The operating lease commitments of approximately RMB276, 000 (US$40,000) as of December 31, 2009, are all due within the next year.

(b)	Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2008 and 2009 were RMB19,579,000 and RMB27,229,000 (US$3,989,000), respectively. The capital commitments as of December 31, 2009 are all due within the next year.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

21.	Accumulated balances related to each component of other comprehensive income

	Net unrealized gain/(loss) on available-for- sale securities	Foreign Currency Translation Adjustments	Accumulated other Comprehensive income
Balance as of January 1, 2007	—	—	—
Current year other comprehensive income	298	(48,636)	(48,338)

Balance as of December 31, 2007	298	(48,636)	(48,338)
Current year other comprehensive income	(903)	(52,885)	(53,788)

Balance as of December 31, 2008	(605)	(101,521)	(102,126)
Current year other comprehensive income	1,205	313	1,518

Balance as of December 31, 2009	600	(101,208)	(100,608)

Balance as of December 31, 2009 (US$)	88	(14,828)	(14,740)

The net unrealized holding gain/(loss) on available-for-sale securities arising during the year and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings and recognized in other comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	December 31,
	2007 RMB’000	2008 RMB’000	2009 RMB’000	2009 US$’000
Net unrealized gain/(loss) in available-for-sale securities arising during the year	298	(24,289)	(1,808)	(265)

Less: reclassification adjustment for realized gain/(loss) included in net income on disposal of available-for-sale securities	—	(18,995)	1,611	236

Less: reclassification adjustment for realized gain/(loss) included in net income on providing impairment on available-for-sale securities	—	(4,391)	(4,624)	(677)

Net unrealized gain/(loss) in available-for-sale securities recognized in other comprehensive income	298	(903)	1,205	176

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

22.	Fair value measurement

The Group adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (pre-codification: SFAS 157, Fair Value Measurements). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy. Although the adoption of ASC 820 did not impact the Group’s financial position, results of operations, or cash flow, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Other inputs that are directly or indirectly observable in the marketplace;

Level 3 -	Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets measured at fair value on a recurring basis as of December 31, 2009 include cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale securities. Level 1 inputs were utilized to measure the fair value for these financial assets.

3SBio Inc.

Notes to the consolidated financial statements

(Expressed in RMB and US$)

23.	Subsequent events

(a)	Collaboration with Ascentage Pharmaceutical Group Corporation, Ltd. (“Ascentage”)

As announced in February 2010, the Group formed a strategic alliance with Ascentage to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis.

Under the draft terms of the framework agreement, the Group is committed to making a total investment of US$3 million which will be used to fund Ascentage’s research and development programs for developing designated chemical compounds. In return, the Group will obtain a 40% equity interest in Ascentage and the exclusive rights to develop and commercialize the chemical compounds in the PRC, while Ascentage will retain the rights to the rest of the world. The final terms of the agreement are currently under negotiation.

(b)	Collaboration with Panacor Bioscience (“Panacor”)

As announced in February 2010, the Group entered into a framework collaboration and licensing agreement with Panacor to develop and commercialize its Nephoxil pharmaceutical products for the treatment of hyperphosphatemia in the PRC.

Under the draft terms of the framework agreement, Panacor will grant the Group exclusive commercialization rights to the drug within the PRC in return for an upfront payment, a milestone payment upon SFDA approval and royalty payments on future product sales from the Group. The Group will be responsible for the costs of clinical development, registration, manufacturing and commercialization of the drug within the PRC. The final terms of the agreement are currently under negotiation.

(c)	2010 Equity Incentive Plan

On March 31, 2010, the Company adopted the 2010 equity incentive plan (the “2010 Plan”) which provides for the grant of share options, share appreciation rights, dividend equivalent rights, shares, restricted shares and restricted share units of the Company to employees, directors and consultants. Under the 2010 Plan, the Company is authorized to issue up to 22,500,000 ordinary shares, subject to possible adjustments. The 2010 equity incentive plan is administered by the board of directors and the compensation committee of the board of directors. With respect to the grant of awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards. The purpose of the plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business.