Form 20-F
period 2010-12-31
3SBio Inc.
filed 2011-06-03
CIK 1383790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001-33295

3SBio Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 3 A1, Road 10 Shenyang Economy & Technology Development Zone Shenyang 110027 People’s Republic of China
(Address of principal executive offices)

Bo Tan, Chief Financial Officer

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

www.3sbio.com

Telephone (China): 8624-25811820

Email:  ir@3sbio.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	The NASDAQ Stock Market LLC
(Each representing seven ordinary shares, par value US$0.0001 per share)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

155,196,781 ordinary shares, par value US$0.0001, as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

3SBIO INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2010

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

Cautionary Statement concerning Forward-looking Statements:

Statutory Safe Harbor

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws.

What are Forward-looking Statements

Certain statements, other than statements of historical facts, included or incorporated by reference in this report, may address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, including, but not limited to, such things as market size, as may be indicated by patient numbers or disease prevalence information, the growth of our business and operations, our business strategy, competitive strengths, goals, plans, future government policies and regulations, regulatory review and actions, research and development, partnerships or collaborations and the outcome thereof, and, product pipeline progress and prospects. Such statements may be considered forward-looking statements. References to future successes of our company are usually forward-looking statements. Forward-looking statements include information about possible or assumed future financial condition and results of operations of the Company.

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

Our actual operation results, performance or financial conditions could differ materially from those contained in forward-looking statements due to a number of factors, including: competition from other domestic and foreign pharmaceutical companies and their products; our ability to enhance existing products and develop, obtain government approvals for, and market new indications or future generations of our existing products and other new products; the market growth for pharmaceutical products in China; market acceptance of our products and hospital or patient demand for our products; our ability to improve and expand our production, sales and distribution network and other aspects of our operations; our ability to diversify our product portfolio; our ability to effectively protect our intellectual property; our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

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

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements (“Financial Statements”) for such periods, which are included elsewhere in this annual report except for the balance sheet dated as of December 31, 2008. The selected consolidated financial data presented below for the years ended December 31, 2006 and 2007, and the balance sheet, dated as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements for such periods, but not included in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Statement of Income data:
Net revenue(1):	127,780	180,173	243,245	316,920	418,628	63,428
Cost of revenue	(11,598)	(17,427)	(21,741)	(25,236)	(41,650)	(6,311)
Gross profit	116,182	162,746	221,504	291,684	376,978	57,117
Total operating expenses	(79,649)	(114,201)	(173,713)	(207,301)	(290,136)	(43,959)
Income from operations	36,533	48,545	47,791	84,383	86,842	13,158
Total other income/(expense), net	(855)	36,462	2,851	10,788	16,216	2,457
Income before income tax expenses	35,678	85,007	50,642	95,171	103,058	15,615
Net income attributable to 3SBio Inc.	30,489	81,513	39,542	83,435	81,286	12,316
Basic weighted average number of shares outstanding	100,000,998	146,646,049	151,655,631	150,606,317	151,241,036	151,241,036
Diluted weighted average number of shares outstanding	100,004,720	146,715,042	151,712,749	151,034,192	154,131,768	154,131,768
Net income attributable to 3SBio Inc. per share, basic	0.30	0.56	0.26	0.55	0.54	0.08
Net income attributable to 3SBio Inc. per share, diluted	0.30	0.56	0.26	0.55	0.53	0.08
Net income attributable to 3SBio Inc. per ADS, basic	2.13	3.89	1.82	3.87	3.76	0.57
Net income attributable to 3SBio Inc. per ADS, diluted	2.13	3.89	1.82	3.87	3.69	0.56

	Dated as of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB
Balance Sheet Data:
Cash and cash equivalents	25,372	811,026	439,237	262,767	153,250
Restricted cash	—	—	—	9,300	1,662
Time deposit with financial institutions	—	—	293,809	468,451	498,405
Total assets	142,475	973,475	952,918	1,053,461	1,186,397
Short-term bank loans	15,000	—	—	—	—
Long-term bank loans	25,000	—	—	—	—
Total liabilities	68,667	29,134	32,523	41,223	50,344
Total shareholders’ equity	73,808	944,341	920,395	1,012,238	1,136,053
Cash Flow Data:
Net cash provided by operating Activities	37,042	68,762	60,468	88,638	58,133
Net cash provided by/(used in) investing activities	17,041	(36,491)	(368,889)	(266,114)	(165,234)
Net cash provided by/(used in) financing activities	(54,457)	801,745	(14,467)	132	6,764

(1)                   Net revenue consists of the invoiced value of goods sold, net of: value-added taxes, or VAT; discretionary sales returns; and trade discounts and allowances.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenue and operating expenses are denominated in Renminbi. However, for the convenience of readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using the current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB6.60 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 30, 2010.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate for U.S. dollars in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank.  On May 27, 2011, the latest practicable date, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.4920 to $1.00.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7689	6.8330	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900

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

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 63.5%, 61.9% and 59.9% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.  We have continued our efforts to promote EPO products in 2010 and expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

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

•                  newly discovered safety, side effects or other product issues.; and

•                  negative perception or insufficient recognition of EPIAO by the medical community or other key parties such as third party payors.

There have been overusage and safety concerns in the U.S. in regard to EPO products, which have resulted in restrictions on the utilization and reimbursement.  We are not aware of similar developments in China. However, if such developments occur, our business may be negatively affected, including, that the government may institute reimbursement limitations on

EPIAO products.

Despite our efforts, we may be unable to develop or acquire new products that would enable us to diversify our business and reduce our dependence on EPIAO products, or to do so in such manner as competitively required.

The commercial success of our products depends upon the degree of market acceptance among the medical community. Failure to attain market acceptance among the medical community would have an adverse impact on our operations and profitability.

The commercial success of our products, including in-licensed products, depends upon the degree of market acceptance they achieve among the medical community, particularly physicians and hospitals. Physicians may not prescribe or recommend our products to patients, and procurement departments of hospitals may not purchase our products. The acceptance of any of our products among the medical community will depend upon several factors, including:

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

We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We plan to continue to search for license and acquisition opportunities and invest in research and development; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will be materially and adversely affected.

Our products face substantial competition, and we may not be able to compete effectively against current and future competitors.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated.

•      EPIAO competes with both existing EPO drugs and potential new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Harbin Pharmaceuticals, Beijing Sihuan, Shanghai Kelong, Di’ao Group Chengdu Di’ao Jiuhong Pharmaceutical Factory.

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

In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label.  Furthermore, our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not currently have patents of any commercial significance covering EPIAO, our legacy products or several of our product candidates with which to protect these products from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

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

For these and other possible reasons, we may not be able to compete effectively against current and future competitors. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could have a material adverse effect on our profit margins.

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

Our TPIAO product had a market exclusivity under a regulatory monitoring period through May 2010, during which other pharmaceutical companies were prohibited from manufacturing or importing similar drugs. Since the monitoring period expired, other manufacturers in China may apply for approval of the SFDA to manufacture similar drugs using similar formulae or production techniques.

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

We may be classified as a passive foreign investment company, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, particularly for the taxable year ending December 31, 2008 (“Year 2008”) and the taxable year ending December 31, 2009 (“Year 2009”).

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” (the “income test”) or 50% or more of the value of our assets consists of “passive assets” (the “asset test”). For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles may generally be classified as active. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the operation cash inflow. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may fluctuate.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. For the taxable year ending December 31, 2011, the PFIC status cannot be determined until after the end of the year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for Year 2008 and Year 2009, and , to our knowledge, there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for Year 2008 and Year 2009. If we were to be or become classified as a PFIC for any particular taxable year during which a U.S. investor holds our ADSs or ordinary shares, such U.S. investor may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares; and, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor holds our ADSs or ordinary shares. See “Item10.E — Taxation - United States Federal Income Tax Considerations for U.S. Persons” for more detailed discussions on PFIC matters.

Notwithstanding our belief as discussed and any information we provide solely for the convenience of our investors, we are not providing any U.S. tax opinion or advice to U.S. investors concerning the PFIC status of our company, and U.S. investors should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance and determine his, her, or its own tax position as to our PFIC status for a particular taxable year, including, as applicable, for Year 2008 and Year 2009.

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

We would be unable to obtain these raw materials, medical devices or components for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the suppliers, and/or due to unexpected demand, labor shortages or disputes. We would also be unable to obtain these materials, devices and components for an indeterminate period of time if such supply was subsequently found to not be in compliance with our quality standards or resulted in quality failures or product contamination and/or recall when used to manufacture, formulate, fill or finish our products. These events could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our product sales and operating results.

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

For more information, see “4.B.5 Marketing, Sales and Distribution.”

If any large distributor was to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause disruptions to our revenue and profitability.

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

We may set goals for, and make disclosures in, public announcements, releases and disclosures, regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports, such as this annual report, and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these objectives, goals, milestones or targets as planned, the price of our shares could decline.

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

In order to achieve our business objectives, we must successfully implement our growth and expansion strategy, which, as subject to assessment, reevaluation, and adjustments from time to time, may include the following components:

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

In 2010, we completed construction of new manufacturing facilities in Shenyang, which received the certification as being compliant with Chinese current Good Manufacturing Practice, or GMP.  The new facilities are designed to be also compliant with the regulations of European Medicines Agency, or EMEA, and other major international regulatory guidelines, to take advantage of the market opportunities we believe exists in PIC/S (Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme) countries, Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products).  Similar to U.S. Food and Drug Administration, or the US FDA, the EMEA is an European agency for the evaluation of medicinal products. China GMP refers to guidelines and regulations issued from time to time pursuant to PRC laws as part of quality assurance to ensure that products subject to those guidelines and regulations are consistently produced and controlled to the quality and standards appropriate for their intended use.  Please also see Item 5.A.1 — “International Expansion”.

Substantial capital and management resources will be required in order to secure regional partnerships, seek regulatory certifications and approvals and promote our brand.  We may be unable to successfully execute the expansion plan due to inability to obtain suitable partners to assist us with our expansion plans, changing competitive dynamics of the European biosimilar market or inability to obtain EMEA certification and other approvals for selling our products in Europe.

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

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power shortage, interruptions in electricity supply, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could require significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain business interruption insurance.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2010, and our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010.  See “Item 15. Control and Procedures.”

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

The exports may expose us to risks, uncertainties, and liabilities in or related to the destination countries and international operations.  In new markets we may fail to anticipate competitive conditions that are different from those in our existing markets.  In a particular destination country, our brands may be less recognized. Our selected distributors may not be suitable for selling our products.  We expect that pharmaceutical products are heavily regulated and the local laws and regulations may impose substantial costs and burdens on us.  We may be unable to effectively protect or enforce our intellectual property rights; may become involved in disputes or litigations over intellectual property rights; or may encounter other issues in the area of intellectual property.

Other risks and uncertainties may include: particular local forms of products liabilities and regulations with respect to pharmaceutical products; obligations to comply with a wide variety of foreign laws and other regulatory requirements; political instability;  economic instability and recessions; changes in tariffs; difficulties of administering foreign operations generally;  increased risk of exposure to terrorist activities;  financial condition, expertise and performance of our international distributors; export license requirements; unauthorized re-export of our products; potentially adverse tax consequences; and  inability to effectively enforce contractual or legal rights; and language and cultural conflicts.

There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.

We rely on contractual arrangements with our affiliated variable interest entity, Liaoning Sunshine Bio-Pharmaceutical Company Limited, or Liaoning Sunshine and its shareholder, Mr. Dan Lou, our chairman, to maintain control over the business and operations of Liaoning Sunshine.

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

Any of these risks may affect adversely our economic and voting control over Liaoning Sunshine, which could in turn materially and adversely affect our business, results of operations, and financial condition.  For more information, please see “4.C Organizational Structure” and “7.B Related Party Transactions — Transactions with Liaoning Sunshine.”

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

Changes in compliance standards, laws, regulations and regulatory practices may prohibit or render more restrictive certain business activities, increase compliance costs or otherwise adversely impact our operations, profitability or financial position.

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

New pharmaceutical products must be approved by the SFDA before they can be marketed and sold in China. The SFDA requires successful completion of clinical trials and demonstrated manufacturing capability before the grant of approval. Clinical trials are expensive and their results are uncertain. It often takes multiple years before a medicine can be ultimately approved by the SFDA. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining SFDA approval for our product candidates, or possibly preclude us from obtaining SFDA approval. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use.  The SFDA and other regulatory authorities operate under considerable time and resource constraints.  There may be various factors and risks that impact on the process of obtaining approvals.  The SFDA and other regulatory authorities may not approve the products that we develop, and even if we do obtain regulatory approvals, such regulatory approvals may take longer than expected or desired, or may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

The pricing of all of our products is subject to government approval, controls, and other regulations. Price-related government actions or measures may limit our profitability or cause us to stop manufacturing certain products.

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

In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive bidding processes for EPIAO and our legacy products every year or every few years, or as otherwise required by the relevant government authorities, with a designated price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the provincial government falls below our costs, we may stop manufacturing certain products.  See “4.B.11-b.3 Distribution.”

Pharmaceutical products included in certain government sponsored insurance programs are subject to price controls in the form of fixed retail prices or retail price ceilings. In addition, the maximum retail prices of such products are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. Currently, the pricings with respect to all of our products are being reviewed by the NDRC and the NDRC may impose price cuts on any one or more of these products, in which event our business, revenues and profitability may be adversely and materially affected.

The PRC government is also undertaking comprehensive health care reform, which may introduce additional drug pricing related measures that could further limit or affect the selling prices of our products.

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

The PRC government has from time to time undertaken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug.  Nearly all of our sales to our ultimate customers are conducted through third-party distributors. We have no control over our third-party distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective. If our affiliated variable interest entity, Liaoning Sunshine, or any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices, investigated. If this occurs, our sales and reputation may be materially and adversely affected.

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

We may be required to defend lawsuits or pay damages for product liability claims. We do not have any liability or business disruption insurance, and, a claim against us, or an interruption in our business, could adversely affect our reputation and our financial results.

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

3.D.3 Risks Related To Doing Business In China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products; and could otherwise materially and adversely affect our business, operations or competitive position. Developments in China’s healthcare policy may adversely affect us. Changes in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.

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

The healthcare reform started from 2009 may fail in one or more aspects, including, failing to achieve greater insurance expansion, and consequently, any possible positive benefits with respect to our business and operations from the reform measures such as greater market demand may not materialize.  We are limited in our ability to predict the current and future effects of healthcare reform, which could be adverse in one or more material ways to our business, financial condition or results of operations.

Changes in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.  In particular, the pharmaceutical market may grow at a slower pace than expected.  Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us. Any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, and damage to reputation. In addition, such changes may be applied retroactively and thus subject our business and operations to increased uncertainties and risks.

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

Further, if we are deemed a PRC resident enterprise under the EIT law, our shareholders and ADS holders that are non-resident could be subject to the withholding income tax, or WHT, upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China.  The WHT rate is generally 10% to enterprises and 20% to individuals. It is unclear whether, if we are deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries.

Alternatively, if we, as to the holding entities outside China, are deemed non-resident enterprise, the WHT may apply to the dividends (and interests on intercompany loans) paid by our PRC subsidiaries to the holding entities outside China.  For the information regarding our holding structure, please refer to “4.C Organization Structure”.

We have received various preferential tax treatments under the EIT law and its predecessor laws with respect to our operations and business. Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our wholly-owned PRC subsidiary, was certified as a “New and High Technology Enterprise” that entitled it to a preferential EIT rate of 15% effective from January 1, 2008, to December 31, 2010, the renewal of which is now being applied for.  This and other past or future preferential tax treatments may expire, or be repealed, discontinued or otherwise modified, such that our tax burden could be materially increased.

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

Our ability to obtain foreign exchange is subject to significant foreign exchange controls which in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if Shenyang Sunshine obtains foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the market-based exchange rate during certain periods.  From 1994 until July 2005, the Renminbi to U.S. dollar exchange rate was largely stable.  On July 21, 2005, the People’s Bank of China, or PBOC, announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from US$1.00 to RMB8.27 to US$1.00 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi has been pegged since that date to a basket of currencies, which components are adjusted based on changes in market demand and supply under a set of systematic principles. On September 23, 2005, the Chinese government widened the daily trading band for Renminbi against non-US dollar currencies from 0.15% to 0.3% to improve the flexibility of the new foreign exchange system. On May 18, 2007, the Chinese government further widened the daily trading band from 0.3% to 0.5%. On June 20, 2010, the People’s Bank of China announced that the PRC government will pursue further reform and enhance the Renminbi exchange rate flexibility. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. The Renminbi appreciated by approximately 25.4% against the U.S. dollar from July 21, 2005 to December 31, 2010.

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

Our operations are subject to the uncertainties associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. PRC administrative and court authorities also have significant discretion in interpreting and enforcing statutory and contractual terms. It thus may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems.  These uncertainties may also impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Vis-à-vis our competitors, depending on the government agency or how an application or a case is presented to such agency or other factors, we may receive less favorable application of law. In addition, any litigation or legal proceeding in China may be protracted and result in substantial legal costs and diversion of resources and management attention. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national law, the overturn or modification of the lower-level authority’s decisions at the higher level, or the changes in judiciary and administrative practices. As a result, there is substantial uncertainty as to the legal protection available to us or to our shareholders.

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

3.D.4 Risks Related To Our ADSs and Other Risks

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

Dan Lou, the chairman of our board of directors, and his son, Dr. Jing Lou, our chief executive officer, together owned or controlled approximately 9.75% of our outstanding ordinary shares as of December 31, 2010. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have voting power to influence the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States; and,  some states in the United States, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty regarding whether Cayman Islands courts would:

•      recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of United States securities laws; or

•      impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws or laws of any state in the United States

Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

The Companies (Amendment) Law, 2009 of the Cayman Islands introduced a new mechanism into the Companies Law for mergers and consolidations where the surviving company or consolidated company will continue to be a Cayman Islands company. Under the new mechanism, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. However, these rights have not yet been tested before the Cayman Islands court, and, as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, directors or any controlling shareholder than they would as public shareholders of a United States company.

In addition, as a foreign private issuer, we are not required to follow all the NASDAQ’s corporate governance requirements and certain other NASDAQ rules.  As a result, holders of our ADSs may not have the same protection afforded to the shareholders of those companies that are subject to all of NASDAQ’s corporate governance requirements and rules.  Please refer to “Item 16G Corporate Governance” for more information.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries and affiliated entities. Most of our directors and officers reside, and substantially all of the assets of those persons may be located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under United States securities laws or otherwise, including, that, it may be difficult for you to effect service of process within the United States upon these persons. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

4.A.1 Corporate Information

3SBio Inc. is an exempted company limited by shares in the Cayman Islands, incorporated in August 2006, under the Cayman Islands Companies Law (2010Revision).

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

In addition, please refer to “4.C Organization Structure” for information concerning our affiliated entity, Liaoning Sunshine, whose equity interests we divested as part of the corporate reorganization in November 2006.  Please also see Note 1 of the Financial Statements for certain information on our corporate organization.

4.A.2  Principal Capital Expenditures and Divestures

In each of the fiscal years 2008, 2009 and 2010, our capital expenditures, or cash outflow to purchase property, plant and equipment and intangible assets, and acquire equity interests in non-consolidated affiliates, were RMB42.3 million, RMB95.8 million and RMB85.2 million (US$12.9 million), respectively.  Historically, capital expenditures were incurred for constructing manufacturing facilities, purchases of production and office equipment, and research laboratory and facilities renovations. In February 2010, we invested approximately RMB3.1 million (US$0.5 million) in exchange for 40% equity interest in Ascentage Pharma Group Corporation, Ltd. (“APGC”) and in its PRC affiliate entity, Ascentage Shanghai Pharmaceutical Co., Ltd (“Ascentage SH”). In November 2010, we completed the acquisition of Pegsiticase (or Uricase-PEG 20) related global (exclusive of Taiwan) intellectual properties rights from EnzymeRx, LLC (“EnzymeRX”), a privately held company incorporated in Delaware, USA, with a total consideration of US$6.25 million (equivalent to RMB41.25 million).

Our capital expenditures in 2011 are expected to be approximately RMB70 million-RMB100 million, a major portion of which is expected to relate to payments for procurement of manufacturing equipment for our newly completed plant and construction of our new manufacturing facilities.

4.B  Business Overview

Overview

We are a leading biotechnology company in China with fully integrated research and development, manufacturing, and marketing capabilities focusing on bio-pharmaceutical products.  Our recombinant, or genetically engineered, protein-based products and product candidates are designed to address large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. We began operations in 1993.  Since 2001, we have been recognized as an Industry Participant in the National High- and New- Technology Plan (popularly known as “863 Plan”), which is China’s highest-level national science program.  This distinction is awarded by the PRC Ministry of Science and Technology to a very limited number of companies.

Our principal products are EPIAO and TPIAO.  In addition, we have two legacy products, Intefen and Inleusin;  and an in-licensed product, Iron Sucrose Supplement.  Substantially all of our revenues and profits are derived from these five products.

For the three years ended December 31, 2008, 2009 and 2010, EPIAO generated approximately 63.5%, 61.9% and 59.9% of our total revenue, respectively.  The decrease in EPIAO’s share of our revenue was due to the launch in early 2006 of TPIAO and its rapid market acceptance since launch, which has outpaced EPIAO growth and rapidly become our second largest revenue contributor. According to data derived from IMS Health and internally, EPIAO continued to be the market leader in China both in terms of revenues and sales volume, with market shares of 41.0% and 27.1%, respectively, at the year end of 2010. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, and 10,000 IU strengths. We launched the new EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

Our internally developed product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending in each of the fiscal years 2008, 2009 and 2010 as our second largest revenue contributor, accounting for 27.8% and 28.3%, and 30.7% of our revenues for 2008, 2009 and 2010, respectively.

For the three years ended December 31, 2008, 2009 and 2010, approximately 2.4%, 2.2% and 1.8%, respectively, of total revenue were generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed a prescription iron sucrose supplement product, which we began to market in August 2006. Liaoning Sunshine holds the license to Iron Sucrose Supplement.  For the three years ended December 31, 2008, 2009 and 2010, approximately 2.9% 3.4% and 4.1%, respectively, of our total revenue were generated by sales of Iron Sucrose Supplement.

We are actively pursuing ten product candidates in late-, mid- and early-stage clinical and pre-clinical development. These product candidates include:  (1) a high dosage EPIAO; (2) NuLeusin, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer;  (3) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; (4) Voclosporin, an in-licensed next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases; (5) Pegsiticase (Uricase-PEG 20), a modified pegylated recombinant uricase derived from Candida utilis, being developed for the treatment of refractory gout and tumor lysis syndrome; (6) NuPIAO, our second-generation EPIAO;  (7) a HPV vaccine for the prevention of cervical cancer; and, (8) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases.  In addition, we have a targeted cancer therapeutic development program through collaboration, focusing on programmed cell death, or apoptosis, which at this time includes (1) AT-101, a pan-Bcl-2 inhibitor for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer; and (2) AT-406, a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia. A new indication for our TPIAO to treat idiopathic thrombocytopenic purpura (ITP) is approved for manufacturing as of January 2011.

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage of our total sales, at 2.9% in 2010, we plan to expand exports because of growing opportunities, particularly, in the global market for biosimilar products, which are new versions of biopharmaceutical products whose patents have expired.

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

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB733.6 million (US$111.1million) in 2010, representing an approximately 19.3% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China, with market shares of 27.1% and 41.0%, respectively, at the year end of 2010. We have sold over 17.4 million vials of EPIAO since 1999.

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

TPIAO

We launched TPIAO, our internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. For 2010, our total revenues from TPIAO sales were RMB128.7 million (US$19.5 million), accounting for 30.7% of our overall revenues for the year.  With respect to TPIAO for the treatment of idiopathic thrombocytopenic purpura, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them, we have received the manufacturing approval for this indication from SFDA, as announced in January 2011.

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

4.B.1.3 In-Licensed Products

Iron Sucrose Supplement. Iron Sucrose Supplement, an intravenously administered prescription drug that is designed to treat anemia associated with iron deficiency, is indicated for patients with end-stage renal disease requiring iron replacement therapy. This product was launched in China in 2005 by Shenyang Borui Pharmaceutical Company Limited, or Borui.  We in-license this product from Borui.

4.B.1.4  Three-Year Net Revenues Breakdown by Product

The following table sets forth our net revenues by product and as a percentage of our total net revenues for the years indicated.

	For the years ended December 31,
	2008		2009		2010			2010 growth vs 2009
	RMB’000%		RMB’000%		RMB’000	US$’000%		RMB’000	growth %

Domestics sales
EPIAO	154,570	63.5%	196,080	61.9%	250,854	38,008	59.9%	54,774	27.9%
TPIAO	67,585	27.8%	89,679	28.3%	128,717	19,503	30.7%	39,038	43.5%
Intefen	4,989	2.1%	5,522	1.7%	5,358	812	1.3%	(164)	(3.0)%
Inleusin	773	0.3%	1,607	0.5%	2,041	309	0.5%	434	27.0%
Iron Sucrose Supplement	6,984	2.9%	10,715	3.4%	17,187	2,604	4.1%	6,472	60.4%
Export sales	8,289	3.4%	13,216	4.2%	12,211	1,850	2.9%	(1,005)	(7.6)%
Other	55	0.0%	101	0.0%	2,260	342	0.5%	2,159	2137.7%
Total	243,245	100.0%	316,920	100.0%	418,628	63,428	100.0%	101,708	32.1%

4.B.1.5 Product Pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases, and other selected areas. Our product pipeline, which we expect will be a key contributor to our future growth, consists of ten product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes: (1) a high dosage (36,000 IU/vial) formulation EPIAO; (2) NuLeusin, a new version of IL-2 for the treatment of metastatic melanoma, a type of skin cancer, and metastatic renal cell carcinoma, a type of kidney cancer;  (3) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; (4) Voclosporin, an in-licensed next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases; (5) Pegsiticase (Uricase-PEG 20), a modified pegylated recombinant uricase derived from Candida utilis, being developed for the treatment of refractory gout and tumor lysis syndrome; (6) NuPIAO, our second-generation EPIAO;  (7) a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and, (8) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases.  In addition, we have a targeted cancer therapeutic development program through collaboration, focusing on programmed cell death, or apoptosis, which at this time includes (1) AT-101, a pan-Bcl-2 inhibitor for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer; and (2) AT-406, a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia. A new indication for our TPIAO to treat idiopathic thrombocytopenic purpura (ITP) is approved for manufacturing, as of January 2011.

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

The table below* summarizes the respective point of development for our product candidates as of March 31, 2011:

*The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in “3.D Risk factors.”

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB733.6 million (US$111.1 million) in 2010, representing a compound annual growth rate (CAGR) of approximately 19.3% from 2003 to 2010.

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

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the 36 consecutive quarters ending with the first quarter of 2011. EPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug, for the treatment of anemia associated with chronic renal failure, and on the provincial medicine catalog for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. (See “4.B.11-b.5 Consumer — Urban personnel basic medical insurance program.”) According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 41.0% and 27.1% respectively at the year end of 2010.

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

Clinical Trials:

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

A study sponsored by Amgen and published in September 2008 by the Journal of Pharmaceutical Sciences, “Biochemical Assessment Of Erythropoietin Products From Asia Versus US Epoetin Alfa Manufactured By Amgen”, has pointed to EPIAO as the product in Asia most similar to EPOGEN, the original proprietary EPO developed by Amgen.

We are aware of certain concerns in the U.S. connected with the overusage of EPO products but believe that such concerns may not be of high relevance in China market, where the conservative clinical practice and costs restraint suppress the administering of the drug for a high target hemoglobin level.

TPIAO

TPIAO is our recombinant human thrombopoietin product and we were the first company globally to research, develop and commercialize a recombinant human thrombopoietin product.  TPIAO was launched in January 2006 for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, or with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB67.6 million, RMB89.7 million and RMB128.7 million (US$19.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively. TPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug for work injury insurance.

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

Although we obtained SFDA approval for TPIAO in May 2005, the SFDA has required us to conduct a Phase IV post-marketing trial on TPIAO as a supportive cancer care product.  The three-arm trial included approximately 1,000 cancer patients being treated with chemotherapy. The primary endpoint was the time to recovery of platelet count to normal levels. We initiated this trial in the fourth quarter of 2006.  We completed this trial with satisfactory results and submitted the results report to the Food and Drug Administration of Liaoning Province, or Liaoning FDA, in April 2010, which fulfilled SFDA’s requirement.

TPIAO was approved in May 2005 for treatment of chemotherapy-induced thrombocytopenia with a monitoring period of five years, which was expired in May 2010. During the monitoring period, other pharmaceutical companies were prohibited from manufacturing or importing a similar drug except those whose application for clinical trial were approved by the SFDA prior to May 2005, the commencement of TPIAO’s monitoring period, pursuant to the PRC Administrative Measures for the Registration of Medicine. Since the monitoring period is expired, other manufacturers in China may apply for approval of the SFDA to conduct clinical trials and then to manufacture and market their TPO products.  However, we are not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product, and the SFDA review process usually spans multiple years. In addition, we expect that our technology know-hows related to TPIAO provide us with significant competitive advantage.  TPIAO is a unique molecule, the molecular structure of which is heavily glycosylated and presents a manufacturing barrier.  We also believe that future new entrants into the TPO market could contribute to the overall growth of this segment.

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

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB5.4 million (US$0.8 million) in 2010, representing a decrease of 3.0% over 2009.

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

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB2.0 million (US$0.3 million) in 2010, representing an increase of 27% over 2009.

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

Our Product Candidates

TPIAO for the treatment of ITP (Approved)

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

We have received SFDA approval for manufacturing as announced in January 2011.

High-Dose EPIAO

In 2007, we completed enrollment registration of patients for a clinical trial for our 36,000 IU/vial formulation of EPIAO, which is an initial step in the trial process.  This product is designed for rapid restoration of hemoglobin to normal levels among cancer patients.  We filed an application for SFDA approval of the high-dosage EPIAO at the end of 2008. There currently is no dosage form of this kind on the market in China.  In 2006, we initiated a randomized placebo-controlled clinical trial in 200 cancer patients undergoing chemotherapy. In this trial, 100 patients are administered with a 36,000 IU/vial EPIAO once a week for eight weeks. The control group is administered the 10,000 IU/vial EPIAO once every other day. The primary endpoint is the restoration of hemoglobin level. We have not received SFDA approval as of year end of 2010.

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

We have completed a multicenter, open-label Phase III clinical study for NuLeusin for the treatment of metastatic melanoma and metastatic renal cell carcinoma and filed for SFDA approval in 2008. We have not received SFDA approval as of year-end 2010.

Ferumoxytol  (Feraheme® )

As announced in May 2008, we entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc. (“AMAG”) (NASDAQ:AMAG), a US biopharmaceutical company, for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in CKD patients and in patients requiring hemodialysis.

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

After the launch of the product, there was certain adverse post-market experience reported.  AMAG has resolved this with U.S. FDA through an updated product label as of November 2010. We will monitor the issues reported closely in our registration clinical trial.

Voclosporin

We entered into a development and commercialization agreement with Isotechnika Pharma Inc. (“Isotechnika”) (TSX: ISA), a Canada-based biopharmaceutical company focused on the discovery and development of immune modulating therapeutics, for voclosporin, a next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases, as announced in August 2010.

Under the terms of the agreement, Isotechnika grants us exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux Biosciences, Inc. and Atrium Medical Corporation, respectively. We will be responsible for the clinical development, registration and commercialization of voclosporin in China. Isotechnika will provide, under a separate agreement, commercial supply to us on a cost-plus basis.  We have made an upfront non-refundable licensing payment of US$1.5 million to Isotechnika in December 2010.  We may also pay milestone payments when certain criteria are met, as well as ongoing royalties based on our sales of voclosporin.  In addition, we invested US$4.5 million in Isotechnika through a three-year convertible debenture with interest rate of 7% per annum, which were fully converted into common equity of Isotechnika at a conversion price of Canada $0.155 per share by November 2010. As of December 31, 2010, we held 18% equity interest in Isotechnika and are entitled to nominating one member to Isotechnika’s six-member Board of Directors.

In April 2010, voclosporin completed a phase IIb North American trial for the prevention of kidney rejection following transplantation.  It is noted that, in U.S., New Onset Diabetes after Transplant (“NODAT”) is common and has become a major concern in transplantation of all organs, and, in kidney transplantation, it is shown to be associated with inferior long term graft and patient survival while increasing the cost of patient management. Voclosporin appears to have not only demonstrated equal efficacy with improvements in safety, but to be easy to use for clinicians. We are preparing to file a dossier for SFDA regulatory approval to begin a phase III trial for voclosporin in China.  We also plan to participate in the global phase III trial sponsored by Isotechnika, which, if successful, may considerably benefit regulatory review and approval in China. It is estimated China has approximately 100,000 transplant recipients, a population which is growing by about 10,000 new patients per year.

Apoptosis Collaboration Program

In March 2010, we entered into a strategic alliance with APGC, a Hong Kong based therapeutic research company, to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis.  Apoptosis-targeted small molecules have the potential to play a key role in the next generation of highly effective targeted cancer drugs.

Under the terms of the agreement between us and APGC and between us and APGC’s affiliated entity, Ascentage SH, we paid a total consideration of approximately US$3 million in equity investment and research and development funding.  Pursuant to the agreements, we acquired 40% equity interests in both APGC and its affiliated entity, Ascentage SH, and provided US$2.5 million (RMB17 million) prepayments in funding APGC’s apoptosis related R&D programs (“APGC programs”). We thus obtained the exclusive right to develop and commercialize in Mainland China the cancer therapeutics that are developed through APGC programs.

The alliance leverages APGC’s expertise in structure-based small molecule design, leads optimization and preclinical development with our proven drug development and commercialization capabilities in China. This investment allows us to gain access to one of the best external science and small molecule drug discovery platforms in China.

Ascentage SH is a spin-off of Ascenta (Shanghai) R&D Center, a wholly owned subsidiary of Ascenta Therapeutics, Inc. (“Ascenta”), which was established in August 2005.  Ascentage SH has an established track record in late stage discovery, preclinical and IND enabling work, working with both China’s SFDA and the US FDA. Ascentage SH focuses on research and development in oncology new chemical entity (NCE) drug using cutting edge apoptosis technology, building on molecules and compounds licensed from the University of Michigan. It aims to develop best-in-class targeted therapeutics for the unmet medical needs of both China and global markets.

In December 2010, APGC announced the formation of a strategic collaboration with Ascenta to develop Ascenta’s clinical stage, apoptosis-triggering small molecules, AT-101 and AT-406, in China. AT-101 is a pan-Bcl-2 inhibitor in Phase II development for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer. Regulatory approval for clinical development of AT-101 has already been granted by the Chinese SFDA and Phase II clinical trials are expected to begin in China in 2011. AT-406 is a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia. An Investigational New Drug (“IND”) application for AT-406 was recently submitted in China. APGC acquired the exclusive rights to AT-406 in mainland China, Hong Kong, Taiwan and Macau, as well as exclusive rights to AT-101 in all regions worldwide outside USA, Canada and Europe.  Pursuant to our agreements as outlined above, we have the exclusive right to develop and commercialize AT-101 and AT-406 in mainland China.

Pegsiticase

We have acquired worldwide rights, exclusive of Taiwan, of pegsiticase for all indications from EnzymeRx LLC (“EnzymeRX”), a U.S. based biotechnology company, for a total consideration of US$6.25 million, as announced in November 2010.

Pegsiticase (Uricase-PEG 20) is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (PEG), and is being developed for the treatment of refractory gout and tumor lysis syndrome. It has been shown to profoundly lower uric acid when administered as by intravenous infusion and intramuscular injection, and was safe and well-tolerated in a pair of recent phase I clinical studies sponsored by EnzymeRx. Pegsiticase has received Orphan Drug designation from U.S. FDA for refractory gout, tumor lysis syndrome and Lesch-Nyhan syndrome.

We intend to develop pegsticase in China and will seek partnerships for its development outside of China.  Gout is a common rheumatic disease in China, with prevalence of gout and hyperuricemia estimated to be 0.22%—0.43% and 12.1%—25.2% respectively, according to Rheumatol Int ((2009) 29:481—490).  The number of patients in China suffering from gout and hyperuricemia is expected to continue to grow rapidly due to changes in diet and lifestyle.  While currently focusing on gout and hyperuricemia, we may choose to explore and develop the other indications in the future.

NuPIAO

As announced in February 2010, we submitted the application for a Phase I clinical trial to SFDA for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both the patient and the caregiver. We have already filed a patent application in China for NuPIAO.

NuPIAO will be investigated to treat anemia associated with both chronic kidney disease and cancer.

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

Worldwide, cervical cancer is one of the most common cancers in women, and causes significant numbers of deaths in both developed and developing countries. In 1995, scientists from Merck & Co., Inc. and MedImmune Inc. separately demonstrated that expression of the papilloma virus major capsid gene L1 alone, or together with the minor capsid protein L2, is sufficient for the generation of virus-like particles, or VLPs. VLPs mimic in some aspects the infection with virions and induce virus-neutralizing antibodies, making them an attractive candidate for developing a prophylactic vaccine against HPV infections. In June 2006, Merck received approval from the US FDA for its vaccine targeting four strains of HPV that cause approximately 70% of cervical cancers and approximately 90% of genital warts. Our HPV vaccine candidate also targets VLPs of HPV-16 and HPV-18.

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

4.B.2  Competition and Principal Markets

In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and the EPO products offered by domestic companies including Harbin Pharmaceuticals, Beijing Sihuan, Shanghai Kelong, Di’ao Group Chengdu Di’ao Jiuhong Pharmaceutical Factory and others. Competitors for the Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd.

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

Please also see Item 3.D.1 — “Our products face substantial competition, and we may not be able to compete effectively against current and future competitors” and — “Our competitors may have the ability to manufacture pharmaceutical products substantially similar to ours”.

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

Export sales accounted for 3.4%, 4.2% and 2.9% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

	For the Years ended December 31,
	2008	2009	2010
	(in thousands)
Revenues by geography
Egypt	407	1,210	1,611
Korea	1,220	1,524	1,542
Brazil	1,124	2,375	568
Pakistan	3,123	3,108	1,699
Thailand	1,279	3,379	3,842
Bengal	694	1,004	1,403
Rest of World	442	616	1,546
Total Revenues	8,289	13,216	12,211

We are currently seeking regulatory approvals in countries such as Malaysia, Indonesia, and South Africa.  We plan to expand exports because of growing opportunities in the global market. Particularly, we believe market opportunities exist in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products). With regard to that objective, we are preparing for the process of seeking requisite international certification and regulatory approvals.

4.B.3 Seasonality of Business

Not applicable.

4.B.4 Supply of Raw Materials

Our top five suppliers and the single largest supplier as a percentage of our total inventories purchased were 34.1% and 9.9%, respectively, for the year ended December 31, 2010. We primarily source our raw materials from a variety of international suppliers through their local distributors.  We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. It is our current belief that our switching cost for our suppliers is not high because alternative suppliers are readily available.

4.B.5 Marketing, Sales and Distribution

Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC medical community for quality and reliability.

We maintain a sales and marketing force in 31 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2010, our principal products EPIAO and TPIAO were marketed by our 327 sales and marketing professionals and sold by our network of approximately 120 distributors to healthcare providers including, based on our internal estimates, approximately 3,300 hospitals, clinics and dialysis centers.

Our internal sales and marketing staff details our products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed and sold by distributors.

Our network of approximately120 distributors distributes our own and our in-licensed products. We select our distributors based on their reputation, market coverage and sales experience. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors, and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

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

A significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year.  For in each of the past three years, sales to our top five distributors accounted for approximately 30% to 40% of our revenue.  Sales to our top ten distributors accounted for approximately 55%, 54%, and 54% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

4.B.6  Research and Development

As of the date of this annual report, our research and development team consisted of 25 research personnel and medical professionals, including three PhDs, one MD, and eight holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

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

Our research and development expenses for the years ended December 31, 2008, 2009 and 2010 were RMB22.5 million, RMB19.4 million, and RMB 39.4 million (US$6.0 million), respectively.

4.B.7 Intellectual Property

We expect that we may, in the future, rely more on patents to protect our proprietary technology. While we have previously sought patent protection only in China, we have acquired intellectual property outside China and may opportunistically seek patents to protect our innovations in jurisdictions outside China in the future.

In China, patents relating to pharmaceutical inventions are effective for 20 years from the date the patent application is filed.

We currently own five issued PRC patents relating to:

•   the composition of matter of TPIAO, expiring in 2015;

•   a method of manufacturing TPIAO, expiring in 2020;

•   a method and application thereof relating to our manufacturing processes, expiring in 2021;

•   the composition of matter of pegylated-uricase expiring in 2022, and

•   a formulation of EPIAO, expiring in 2023;

We have filed one pending PRC patent application related to the manufacturing of a novel erythropoiesis stimulating protein analogue. In addition, we have acquired a United State patent related to the composition of matter of pegylated-uricase expiring in 2021, and licensed PRC, Hong Kong and Taiwan patents related to voclosporin expiring in 2022.

We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of certain patents held by some third parties that may relate to our TPIAO product and pegylated uricase. We believe, as to any claim in the respective patents, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

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

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend upon subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether. PRC patent and trademark laws are discussed in greater detail in 4.B.11-c.1 “PRC patent law” and 4.B.11-c.2 “Trademarks”.

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

Our license agreement with Panacor Bioscience Limited (“Panacor”), a Taiwanese biopharmaceutical company, granted us a license to the patent rights and know-how of ferric compounds or Nephoxil®, as announced in early 2010. Subsequently, however, the Taiwanese regulatory authorities did not approve the related upfront equity investment in Panacor.

4.B.8 Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing and formulation, fill and finish activities for the production of EPIAO, TPIAO, Intefen, Inleusin and other product candidates for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility, and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facilities are certified in accordance with Chinese current GMP, and the GMP certificates are valid for five years, currently through 2015. We specialize in manufacturing proteins with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems.

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

We expect that our existing manufacturing facilities and outside sources will allow us to meet manufacturing needs for our commercial products and other products that are in clinical trials.

As part of our overall strategy to increase our manufacturing capacity, we have completed construction of new manufacturing facilities in early 2010. Our new facilities will support the future growth of EPIAO and TPIAO in China, and serve as a key step towards exploring global biosimilar opportunities.

4.B.8.1 Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with SFDA regulations. Our laboratories fully comply with the Chinese GMP guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We implemented European Pharmacopoeia 2002 version on quality control in 2004.  European Pharmacopeia of the Council of Europe is a wide range of active substances and excipients used to prepare pharmaceutical products in Europe.

Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

4.B.9  Facilities

Our state-of-art manufacturing facilities are located in the Shenyang Economy & Technology Development Zone, where, after the completion of new facilities, we own four buildings with an aggregate of approximately 28,692 square meters of office, research and development, and manufacturing space. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and mammalian expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. Please refer to “4.B.8 Manufacturing” for productive capacity, products, and other information.  Our manufacturing facilities are compliant with Chinese environmental regulations.

In early 2010, we completed building new manufacturing facilities in Shenyang.  We commenced construction in November 2007, and have expended, including contracted amounts that are not yet paid, approximately RMB163 million as of December 31, 2010 for this construction project, inclusive of related machinery and equipment.  The new facilities are estimated to increase our manufacturing capacity by approximately four times, subject to actual conditions and operating parameters.  We have funded such capital expenditures with a combination of cash generated from operating activities and proceeds from our initial public offering in February 2007.

We have leased office space used for local sales and services in various cities of China.

The following table contains information concerning our significant real properties, all owned by us through Shenyang Sunshine:

Location	General Character, Size and Use of Property

Shenyang, China	approximately 28,692 square meters, used for office, manufacturing, and research and development.

Shenyang, China	400 square meters, used for general corporate purposes.

Beijing, China	1,000 square meters, used for sales and marketing.and corporate purposes

We believe that our facilities and equipment are in good working condition.

4.B.10 Employees

We had 483, 550 and 718 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2010:

As of December 31, 2010
Manufacturing and services	181
Research and development	25
General and administration	105
Marketing and sales	407
Total	718

From time to time, we may also employ independent contractors to support our marketing and sales and clinical support and research. We may hire additional employees for marketing and sales, customer service, manufacturing and assembly as we grow our business.  We have a labor union in accordance with Chinese law and practice, and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, amounting to RMB3.3 million, RMB3.9 million and RMB5.2 million (US$0.8 million) for year 2008, 2009 and 2010, respectively.

Also, in accordance with PRC regulations, we make annual contributions towards a housing fund, a supplemental medical insurance fund and a maternity fund.

4.B.11 Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations related to our business.

4.B.11-a Regulatory Authorities

In the PRC, the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA and reported to the State Council until the MOH was reorganized and assumed administrative responsibility for the SFDA in March 2008.

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

China’s Guidelines on Good Manufacturing Practices for Pharmaceuticals, as amended in 2010, or the Guidelines, took effect on March 1, 2011 and set the basic standards for the manufacture of pharmaceuticals. The Guidelines cover issues such as production facilities, qualification of staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On September 7, 2005, the SFDA issued the revised Administrative Measures on Accreditation of Good Manufacturing Practice for Pharmaceuticals, which stipulates the procedures of GMP accreditation, including documents and materials to be submitted to the SFDA or to the relevant drug regulatory authorities at the provincial level and on-site and follow-up examinations to be conducted by the relevant SFDA agencies. Each GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

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

Price control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue, as amended, or Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether it is a newly developed product, and the status of implementing the GMP Guidelines by its manufacturer.

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

Competitive bidding

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

4.B.11-b.4 Key Certificates and Permits

Shenyang Sunshine’s current pharmaceutical manufacturing permit was issued by Liaoning FDA on January 1, 2011 and will expire on December 31, 2015. Shenyang Sunshine’s current GMP certificate in relation to TPIAO was issued by the SFDA on June 12, 2010 and will expire on July 11, 2015. Shenyang Sunshine’s current GMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on February 10, 2010 and will expire on February 9, 2015.  Liaoning Sunshine’s current pharmaceutical trading permit was issued by Liaoning FDA on December 30, 2009 and will expire on December 29, 2014. Liaoning Sunshine’s current certificate for good operation management practice, or GSP certificate, in relation to pharmaceutical wholesales was issued by Liaoning FDA on December 8, 2008 and will expire on December 7, 2013.

4.B.11-b.5 Consumer and Government Insurance Reimbursement

Product liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC.

Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated on April 12, 1986, as amended in 2009, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

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

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated, which provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. Under this law, in addition to other damages and compensations, any company engaged in fraudulent conduct in connection with services and goods supplied, at the request of the aggrieved consumer, may be liable for an incremental damage equal to the amount paid for such service or goods. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

On December 26, 2009, the PRC Tort Liability Law, or the Tort Liability Law, was promulgated, and took effect on July 1, 2010. The Tort Liability Law provides basis for a variety of tort claims resulted from defective products, motor accidents, medical malpractice, environmental pollution, and highly dangerous activities and animals. In particular, according to the Tort Liability Law, where any producer or seller knowingly produces or sells defective products that cause death or serious injury to the health of others, the injured party may claim appropriate punitive damages.

Government Medical Insurance Coverage

China has a complex government-sponsored medical insurance system that is currently undergoing reform. Generally, once those covered by medical insurance have paid for medical services, they may seek available reimbursement according to applicable medical insurance programs in which they participate. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved treatment services. Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare are generally covered by one of two nationwide public medical insurance schemes, which are the Urban personnel basic medical insurance program launched in 1998 and the Urban Residents Basic Medical Insurance Program launched in 2007. Rural residents in China are generally covered under a New Rural Cooperative Medical Program launched in 2003.

The Urban personnel basic medical insurance program which mainly covers employed urban residents, fully or partially reimburses urban workers for certain approved treatments services. The Urban personnel basic medical insurance program is funded by the mandatory medical insurance contribution by employees and their employers and the contribution rates vary based on the economic development status and individual income level of different regions. All of the employee’s contribution and a small portion of the employer’s contribution are allocated to the individual’s reimbursement account, and the remaining portion of the employer’s contribution is aggregated into a social medical expense pool. Participants of the Urban personnel basic medical insurance program may seek reimbursement from both the individual account and the social medical expense pool up to the stipulated reimbursement caps.

Urban residents who are not covered by the Urban personnel basic medical insurance program such as students, children and other non-employees, may voluntarily participate in the Urban Residents Basic Medical Insurance Program on a per family’s basis. The Urban Residents Basic Medical Insurance Program is mainly funded by the monthly contributions of each participating family and a fixed amount of annual government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. There is no specific requirement or guidance from the central government. Local governments separately determine the respective reimbursement policy. Individual participants of the Urban Residents Basic Medical Insurance Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

Rural residents can voluntarily participate in the New Rural Cooperative Medical Program on a per family basis. The New Rural Cooperative Medical Program is mainly funded by the monthly contribution of each participating family and a fixed amount of government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. The individual participants of the New Rural Cooperative Medical Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

In general, for participants who are covered by the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program, the types of medical treatments covered are generally set with reference to the policy for urban personnel in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-employees and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region.

According to the Opinions by the Central Committee of Communist Party of China and the State Council concerning Further Reforms of Medical and Health Care System and the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), the Chinese government is now planning to strengthen and develop the social medical insurance system through, among others, expanding the coverage of medical insurance programs, increasing the government subsidies for the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program and increasing the reimbursement caps for the social medical expense pools of the three medical insurance programs.

Urban personnel basic medical insurance program

According to the State Council Decision on the Establishment of the Basic Medical Insurance System of Personnel in Cities and Townships promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue, or the Catalogue, with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the Catalogue are covered by the Urban Personnel Basic Medical Insurance Program, or Program.

— Reimbursement under the urban personnel basic medical insurance program

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

According to the national guideline as issued by the State Council, the total amount of reimbursement for the cost of prescription and over-the-counter medicines, in addition to other medical expenses, for an individual program participant in a calendar year is generally capped at four times the local average annual salary level; all the costs below the reimbursement threshold and a percentage above the threshold need to be paid from the individual account, with the other portions paid from the social medical expense pool. The amount in a participant’s account varies, depending upon the amount of contributions made by the participant and his or her employer. Generally, program participants who are from relatively wealthier eastern parts of China or metropolitan cities have greater amounts in their accounts than those from less developed areas.

While inclusion of a medicine in the Catalogue or the provincial medical catalogues may improve the sales volume of the medicine, a selected medicine generally is subject to various price controls, including fixed retail price or retail price ceiling, and periodical government-imposed price adjustments.

National Essential Drugs Registry

In August 2009, the PRC Ministry of Health released the National Essential Drugs Registry, or Registry, which includes 307 medicines selected with a view towards meeting the basic requirements of medical care in China. None of our products is included in the Registry.  The Administration Measures for National Essential Drugs Registry (Tentative Implementation) was promulgated to accompany the Registry.  Eligible participants in the government-sponsored medical insurance programs are entitled to reimbursement for varying percentages of the cost of the medicines that are included in the Registry.  All the medicines in the Registry are subject to the government price control.

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

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as: (1) the loss actually suffered by the patent holder arising from the infringement; (2) if such actual loss cannot be ascertained, the benefit gained by the infringing party from the infringement;  (3) if such actual loss or benefit cannot be ascertained, a reasonable amount by reference to certain times of the patent’s license fees; or (4) if damages cannot be established by method (1) through (3), statutory damages in the range from RMB10,000 to RMB1,000,000 to be imposed by the court. The reasonable costs expended by the patent holder to cause infringement to cease are required to be added to the amount calculated under (1) through (3) above.

As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory license

Pursuant to the PRC Patent Law, as amended, the SIPO may, on the basis of the application of any entity or individual that is qualified to exploit an invention patent or utility model patent, grant a compulsory license to any such entity or individual if: (1) where, within three years of the date on which the patent right is granted and within four years of the date of patent application, the patent owner has not exploited the patent,  or not done so adequately, without any reasonable justification; or (2) where, the patent owner’s act of exploitation of the patent is held in accordance with law to be monopolistic and it is necessary to grant the compulsory license to remove or reduce any anti-competitive and adverse effect.

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

EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies enjoyed exclusivity under a 6-year administrative protection period till September 2007. TPIAO for the treatment of chemotherapy-induced thrombocytopenia enjoyed exclusivity under a 5-year administrative protection period till May 2010.

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

On December 5, 2008, Shenyang Sunshine obtained the “New and High Technology Enterprise” certificate that entitled it to a preferential EIT rate of 15%, which was effective retroactively from January 1, 2008 to December 31, 2010.  We are currently applying for, and expect to be able to receive, renewal of this certification. However, we cannot assure you that we will be able to maintain this certification through any future renewal applications, and cannot assure you that such preferential rate will continue in future periods.

Under the EIT law and the implementation rules issued by the State Council, PRC income tax is applicable to all dividends payable to: (1) investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, generally at the rate of 10% (subject to any applicable tax treaty), and (2) non-resident individual investors, at the individual rate of 20%, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC income tax at the same rate if such gain is regarded as income derived from sources within the PRC.  Such taxes are subject to withholding (“WHT”).

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

Further, If we were deemed a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such non-resident enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises; and our non-resident individual shareholders and ADS holders could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China. It is unclear whether, if we were deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident shareholders and ADS holders were subject to the WHT, your investment in our shares or ADSs could be materially and adversely affected.

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

4.C Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Time of Formation	Place of Formation	Relationship

Collected Mind	July 2006	British Virgin Islands	Wholly-owned subsidiary of 3SBio Inc.
— China Sansheng Medical Limited*	November 2009	Hong Kong	Wholly-owned subsidiary of Collected Mind
— Shenyang Sunshine Pharmaceutical Co., Limited	January 1993	PRC	Wholly-owned subsidiary of Collected Mind
— Jiangsu Sunshine Pharmaceutical Technology Company Limited *	December 2010	PRC	95% owned by Shenyang Sunshine and 5% owned by Liaoning Sunshine
— Taizhou Huan Sheng Investment Management Company Limited *	December 2010	PRC	Wholly-owned subsidiary of Shenyang Sunshine
— IP Assets Series of 3SBio, LLC* (Note1)	November 2010	USA	Shenyang Sunshine as the sole series member
US Assets Series of 3SBio, LLC* (Note1)	November 2010	USA	3SBio Inc. as the sole series member
Liaoning Sunshine Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”)	February 2000	PRC	Consolidated affiliated entity
— Liaoning Sunshine Scientific Development Company Limited	December 2009	PRC	Wholly-owned subsidiary of Liaoning Sunshine, consolidated affiliated entity

*As of December 31, 2010, not involved in any business activities.

Note 1: each assets series is a segregated assets series, as provided under the Delaware Limited Liability

Company Act, of 3SBio, LLC, a limited liability company formed in Delaware in November 2010. For the year ended December 31, 2010, IP Assets Series has no U.S. taxable income; and, with respect to US Assets Series, we had submitted an application for the extension of filing federal taxes return before the tax filing deadline.

4.C.1 Affiliated Entities

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

For the three years ended December 31, 2008, 2009 and 2010, Liaoning Sunshine’s revenue represented approximately 4.9%, 4.5% and 5.4% of our total net revenue, respectively. Before dissolution, for the year ended December 31, 2008, Beijing Sunshine generated no revenue.

4.C.2 Economic and Control Arrangements

Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, our chairman, Mr. Dan Lou, to enable us to maintain control over it, including: (1) a business cooperation agreement; (2) a purchase agreements for the acquisition of equity interest in Liaoning Sunshine; (3) a voting agreement; and (4) an equity pledge agreement.  Please see “7.B Related Party Transactions - Transactions with Liaoning Sunshine” for more details about these contractual arrangements. Beijing Sunshine had similar contractual arrangements with us before dissolution. Liaoning Sunshine and Beijing Sunshine have been included in our consolidated financial statements as variable interest entities (“VIEs”). VIEs are those entities of which a company, through contractual and/or other arrangements, bears the risks of, and enjoys the rewards normally associated with ownership, and of which therefore the company is the primary beneficiary.

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

Significant Market Potential

With its growing economy, healthcare expenditures in China are rising rapidly. According to the PRC Ministry of Health, total healthcare expenditures are projected to grow from 2008 to 2016 at a CAGR of 13%; notably, in US dollar amounts, China’s per capita healthcare expenditures in 2006 were only US$90, compared to the United States’ per capita healthcare expenditures in 2006 of US$6,700; and, during the period between 1999 and 2009, China’s overall healthcare expenditures represented less than 6% of its GDP, compared to approximately 13% to 16% of GDP in the United States for the same period. Urbanization and aging population in China are expected to continue to contribute to the growth of healthcare spending. The healthcare reform started from 2009 is aimed at healthcare accessibility and affordability, with significant commitments of healthcare expenditures.

Our year-on-year revenues increase for 2008, 2009 and 2010 are 35.0%, 30.3%, and 32.1%, respectively.  We are serving a market sector that is greatly under-penetrated.  For example, in the US, approximately 80% of patients with end-stage renal diseases are on dialysis, while this figure is estimated to be at 10-15% in China; more than 90% of patients on dialysis receive EPO treatment, our EPIAO being the leading product in China’s EPO market for the past 35 consecutive quarters and accounting for 41.0% of total EPO sale revenues in China as of year-end 2010.  The ongoing healthcare reform is expected to allow a significantly greater number of patients to receive dialysis treatment. We are also continually promoting our marketing and sales development.

Continuing Pricing Pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and various government price control measures and the bidding mechanism in China. Please see under Item 4.B.11-b.3 “Distribution” “— Price control” and “— Competitive bidding.” On the other hand, price decreases are usually accompanied by improved sales volumes.

The average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain stable overall average selling prices for our TPIAO and higher dosage EPIAO products over the past few years. We remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth and favorable overall margins.

We believe our ability to continue to grow our revenue and remain profitable in the face of downward pricing pressure is primarily dependent on the following factors:

Enhancing Product Mix.  We are continually enhancing our product mix through the introduction of new products, such as our proprietary drug, TPIAO, with the newly approved indication for ITP, our pre-filled syringe EPIAO and our Iron Sucrose supplement.  We believe the product candidates in our pipeline will further contribute to an enhanced product mix. The new introductions generally can maintain higher pricing due to potential status as innovative drugs or first-to-market generics, which (1) would often be accompanied by patents or the administratively enforced exclusivity in the form of monitoring periods; (2) may come with inherent technology barriers to competitors; (3) if not included in any reimbursement list, may allow more freedom in setting the price with less regulatory intervention; or (4) may be eligible for premium pricing in any regulatory reviews such as conducted by the NDRC.  Please also see “TPIAO Growth and Reduced Reliance on EPIAO Sales” below.

Realigning Sales and Marketing Resources.   As pricing pressures drive down the average selling price of a product, we may focus our internal sales force on other more profitable products, thereby improving our overall product mix and sales force efficiency. For example, since 2004 we have devoted a decreasing amount of resources to the marketing of our two legacy products, Intefen and Inleusin, as we strategically realigned our internal focus on EPIAO, and, in particular, its higher dosage forms, and TPIAO. At the same time, we began outsourcing the sales efforts for the two legacy products to distributors who manage their own sales forces.

Export Sales.  While export sales accounted for a small percentage of our total revenues in past periods, as we are seeking to expand internationally and pursue global biosimilar opportunities, future growth in export sales may assist us in offsetting pricing pressures in our domestic market.  See “4.B.2.1 Export Sales.”

The NDRC is currently reviewing and considering price cuts in the pricing of all the products included in the Catalogue.  This development may affect all of our products, as all of our products are included in the Catalogue.

TPIAO Growth

Our net revenue growth has been primarily driven by sales of EPIAO.  We have established a market leadership position in China with respect to EPIAO, which accounted for 59.9% of our total sales in 2010. In January 2006, we launched our TPIAO product, which has outpaced EPIAO growth and become our second largest revenue contributor, with net sales revenue of RMB 128.7 million (US$19.5 million) and accounting for 30.7% of our overall sales in 2010.  For the three years ended December 31, 2008, 2009 and 2010, EPIAO generated approximately 63.5%, 61.9% and 59.9% of our total revenues, respectively; and TPIAO, 27.8%, 28.3% and 30.7%, respectively.  We will continue to promote TPIAO products to diversify our revenue sources, and the recent approval of the ITP indication, as announced in January 2011, may further enhance TPIAO’s revenue contribution.

Although the monitoring period of TPIAO expired as of May 2010, we are not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product.  The SFDA review process usually spans multiple years.  In addition, we expect that our technology know-how related to TPIAO provides us with significant competitive advantage. TPIAO is a unique molecule, the molecular structure of which is heavily glycosylated and presents a manufacturing barrier. We also believe that future new entrants into the TPO market could contribute to the overall market growth of this segment.

Government Insurance Reimbursement and Competitive Bidding

Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in the Registry and applicable reimbursement lists. See the relevant sections under 4.B.11-b.5. Factors that affect the inclusion of medicines in the Registry and any applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The inclusion of a medicine in the Registry and any applicable reimbursement list can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Registry and any applicable reimbursement list, usually, are subject to price controls in the form of fixed retail prices or retail price ceilings, and are subject to periodical price adjustments by the regulatory authorities. All of our products are included in the Catalogue.

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service.  The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the relevant province or local district.  The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability; and, if we are not selected in these competitive biddings, we may lose market share to our competitors, and our business may be adversely affected.

Healthcare Reform and Government Policies

Starting in 2009, the Chinese government has pursued a comprehensive reform to the healthcare system in China, to improve the affordability of healthcare services, the rural healthcare system and healthcare service quality.   With a total spending and commitment of RMB850 billion in three years, the government aims to: (i) establish a basic healthcare medical insurance regime; (ii) increase the amount of rural and urban population covered by the basic medical insurance system or the new rural cooperative healthcare medical system to at least 90% by 2011; (iii) build a basic medicine system that includes a registry of essential drugs produced and distributed under government control and supervision; and (iv) enhance healthcare facilities, including building clinics and hospitals.  The government also outlined plans to encourage private and international investment in the healthcare service sector.

We believe that the improvement in basic health services, particularly in urban community healthcare centers and clinics, especially those in lower-tier cities, as well as in rural clinics, may result in more patients being properly diagnosed with conditions that can be treated using our products. We believe that the number of dialysis clinics and services could see significant growth, bringing a larger number of patients in for dialysis treatment.  This could considerably boost our sales of EPIAO products, with approximately 70% of which comes from dialysis segment.

In November 2009, NDRC, MOH and Ministry of Human Resources and Social Security jointly issued a Notice of Opinion on Reform of Pricing System of Pharmaceuticals and Medical Services that, among other proposals, endorses greater profit margins to be allowed for innovative drugs and first-to-market generics. We believe promotion of innovative drugs and first-to-market generics generally would favor companies with strong research and development capabilities like us.

On the other hand, the need to make medical care more affordable and accessible may mandate additional pricing controls, potentially adverse to pharmaceutical producers like us.

In October 2010, the State Council issued the Decision on Speeding up the Development and Promotion of Strategic New Industries, with the biopharmaceutical industry among the selected. In addition, the NDRC is compiling an official guidance document titled the Development of the Biopharmaceutical Industry in the Twelfth Five-year Plan, to be released sometime this year. Thus a generally favorable policy environment may be expected for the biopharmaceutical industry.

International Expansion

We plan to expand exports because of growing opportunities in the global market. Particularly, we believe market opportunities exist in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products).  We seek suitable partners to collaborate with us in this undertaking.

In 2010, we completed construction of new manufacturing facilities in Shenyang, PRC, which have been certified with the Chinese current GMP. The new facilities are also designed to be compliant with the EMEA and other major international regulatory guidelines.

We are preparing for the process of seeking requisite international certification and regulatory approvals. We plan to first seek international recognition through the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (jointly referred to as PIC/S). PIC/S are two international instruments between countries and pharmaceutical inspection authorities, which provide together an active and constructive co-operation in the field of GMP. There are now 39 participating authorities of 33 countries, including the regulatory agencies in many countries of Europe, Australia, Canada, and others. Approval by a participant country will facilitate the review process by other participants. After PIC/S recognition, we plan then to initiate EMEA application. The process and the timing of events, however, may be impacted by many factors that are not within our control.

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

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books.  We made an allowance for doubtful accounts of RMB2,663,000 (US$403,000) as at December 31, 2010. As of December 31, 2010, there were no material amounts of receivables outstanding for more than one year that was not reserved.

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

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Research and development costs by product
EPIAO	3,539	2,394	6,004	910
TPIAO	5,271	5,293	1,700	258
Others	13,667	11,740	31,705	4,803
	22,477	19,427	39,409	5,971

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

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs that the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of VAT, sales returns, trade discounts and allowances. We recognize revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and handling costs that we pay on shipment and recover from the customers are included in revenue and sales, marketing and distribution expenses.

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

Determination of other-than-temporary impairment of investment securities

A decline in the market value of any investment security, including those that are available-for-sale that is deemed to be other-than-temporary, results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.  To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Research and development costs

We critically identify any research and development activities that could be objectively measured and recognized and are aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of tangible and intangible assets used for research and development purpose and having future alternative uses. We amortize these assets over their useful lives. Research and development costs are expensed as incurred. Research and development costs consist primarily of the remuneration of research and development staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in research and development with alternative future uses. Research and development expenses also include costs associated with collaborative research and development and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of research and development costs for arrangements with our collaboration partners is recognized when the obligations are incurred. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included in research and development costs. Upfront and milestone payments made to third parties in connection with particular research and development collaborations with no alternative uses are expensed as incurred. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expense for the years ended December 31, 2008, 2009 and 2010 was RMB5.7 million, RMB7.0 and RMB13.9  million (US$2.1 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We make estimates of useful lives of the intangible assets based on the estimation of the period that the intangible assets can generate expected future cash flows for us. Amortization expense for the years ended December 31, 2008, 2009 and 2010 of RMB0.3 million, RMB1.1 million and RMB1.1 million (US$0.2 million) respectively, was included in cost of revenue. In progress research and development (“IPR&D”) assets with an indefinite useful life are not amortized.

Long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable.  Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

If intangible assets with indefinite use lives are subsequently determined to have finite useful lives, amortization will be provided prospectively over their estimated remaining useful lives and will be accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. There have been no impairment charges on the Company’s intangible assets with indefinite useful lives.

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

Inventories

We state all inventories at the lower of cost or market value. Cost is determined using the weighted average cost method. Write-down on inventories is made when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Share-based Compensation

We record share-based compensation at fair value and expenses at fair value over underlying service period, which is presumed to be the vesting period. We estimate the fair value of each stock option grant using an option-pricing model, which requires us to make certain assumptions related to volatility, expected life, dividend yield and interest-free interest rate.

Deferred tax assets and valuation allowance

We account for income tax using the liability method and deferred tax assets and liabilities are recognized for temporary differences. In assessing the realization of deferred tax assets, we have considered whether it is more likely than not based on all sources of positive and negative evidence that some or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projected future taxable income over the periods in which the deferred tax assets are deductible, we have provided a valuation allowance to reduce the amount of deferred tax assets when it is more likely than not that we will not be able to realize the benefits of certain deductible differences.

Uncertain tax positions

We evaluate our income tax positions and recognize in the financial statements the effects of tax positions when it is more likely than not these positions will be sustained upon examination. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We accrue interest, and penalties if necessary, related to our balance of unrecognized tax benefits.

5.A.4  Results of Operations

The table below sets forth selected results of operations data expressed as a percentage of total revenues, for the years indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year ended December 31,
	2008	2009	2010
	%	%	%
Statement of Income Data:
Net revenue:
EPIAO	63.5	61.9	59.9
TPIAO	27.8	28.3	30.7
Intefen	2.1	1.7	1.3
Inleusin	0.3	0.5	0.5
Iron Sucrose Supplement	2.9	3.4	4.1
Export	3.4	4.2	2.9
Others	0.0	0.0	0.6
Total net revenue	100	100	100
Cost of revenue	(8.9)	(8.0)	(10.0)
Gross margin	91.1	92.0	90.0
Operating expenses:
Research and development	(9.3)	(6.1)	(9.4)
Sales, marketing and distribution	(49.3)	(47.9)	(46.6)
General and administrative	(12.9)	(11.4)	(13.3)
Total operating expenses	(71.5)	(65.4)	(69.3)
Income from operations	19.6	26.6	20.7
Other income/(expense),net
Interest income	9.8	3.7	3.0
Grant income	0.2	0.2	0.3
Net realized gain/(loss) on available-for-sale securities	(7.8)	0.5	—
Impairment loss on available-for-sale securities	(1.8)	(1.5)	—
Others	0.8	0.5	0.6
Total other income, net	1.2	3.4	3.9
Income before income tax expense	20.8	30.0	24.6
Income tax expense	(4.8)	(3.7)	(5.2)
Net income	16.0	26.3	19.4
Net income attributable to non-controlling interests	0.3	—	—
Net income attributable to 3SBio Inc.	16.3	26.3	19.4

Year ended December 31, 2010 compared with year ended December 31, 2009

Net revenue. Our net revenue increased by 32.1%, from RMB316.9 million in 2009 to RMB418.6 million (US$63.4 million) in 2010. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 43.5% to RMB128.7 million (US$19.5 million) in 2010, compared to RMB89.7 million in 2009.  TPIAO was our second largest revenue contributor in both 2009 and 2010, accounting for 28.3% and 30.7% of total revenue, respectively.  The increase was also attributable to greater revenue from our leading EPIAO products, which increased by 27.9%, from RMB196.1 million in 2009 to RMB250.9 million (US$38.0 million) in 2010. The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenue. Our cost of revenue was RMB25.2 million and RMB41.7 million (US$6.3 million), for the years ended December 31, 2009 and 2010, respectively.   The increase of 65.5% was primarily due to the increase in sales volume and the RMB6.8 million in depreciation charges related to the new plant.  Cost of revenue as a percentage of net revenue remained relatively stable at approximately 8% to 10% for 2009 and 2010 due to enhancement of cost controls and improvement of our raw material utilization rates.

Operating expenses. Our total operating expenses increased by 40.0 % from RMB207.3 million in 2009 to RMB290.1 million (US$44.0 million) in 2010.

•     Research and development costs. R&D costs increased by 102.9% to RMB39.4 million (US$6.0 million) in 2010 from RMB19.4 million in 2009, which was primarily due to: (1) the expensing in 2010 of the US$1.5 million (RMB9.9 million) up-front payment to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan from Isotechnika;  and (2) expensing of RMB5.0 million of the RMB17.0 million prepayment made to Ascentage Pharma pursuant to the research and development contracts, based on research and development activities preformed to date. We incurred no such expenses in 2009.

•     Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased by 28.5% to RMB194.9 million (US$29.5 million) in 2010 from RMB 151.7 million in 2009. The increase in SMD is broadly in line with overall sales growth. SMD expenses as a percentage of net revenue decreased slightly from 47.9% in 2009 to 46.6% in 2010.

•     General and administrative expenses. Our general and administrative expenses increased by 54.3% from RMB36.2 million in 2009 to RMB55.9 million (US$8.5 million) in 2010. The increase was primarily attributable to employee compensation, legal, auditing and office renovation expenses.

Other income, net. We had other income of RMB16.2 million (US$2.5 million) in 2010, compared to other income of RMB10.8 million in 2009, primarily due to the fact that we incurred a net realized loss on disposal of available-for-sale securities of RMB4.6 million and a net realized gain on available-for-sale securities of RMB1.6 million in 2009. However, no such losses were incurred in 2010.

Income before income tax expense.  As a result of the foregoing, our income before income tax expense increased by 8.3% from RMB95.2 million in 2009 to RMB103.1 million (US$15.6 million) in 2010.

Income tax expense.  Our income tax expense increased by 85.5% from RMB11.7 million in 2009 to RMB21.8 million (US$3.3 million) in 2010.  The increase in income tax expense is primarily due to a one-off uncollectible accounts receivable of RMB 18.3million being deducted before income tax in 2009, which led to a lower level of income tax expense, as well as China income tax at rate of 10% for interest income Collected Mind earned in mainland China

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income decreased by 2.6% from RMB83.4 million in 2009 to RMB81.3 million (US$12.3 million) in 2010.

Year ended December 31, 2009 compared with year ended December 31, 2008

Net revenue. Our net revenue increased by 30.3%, from RMB243.2 million in 2008 to RMB316.9 million in 2009. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 32.7% to RMB89.7 million in 2009, compared to RMB67.6 million in 2008.  TPIAO was our second largest revenue contributor in both 2008 and 2009, accounting for 27.8% and 28.3% of total revenue, respectively.  The increase was also attributable to greater revenue from our leading EPIAO products, which increased by 26.9%, from RMB154.6 million in 2008 to RMB196.1 million in 2009.  The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

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

Operating expenses. Our total operating expenses increased by 19.3% from RMB173.7 million in 2008 to RMB207.3 million in 2009.

•     Research and development costs. R&D costs decreased by 13.6% to RMB19.4 million in 2009 from RMB22.5 million in 2008, which was primarily due to the fact that in 2008 we paid a non-refundable upfront fee of US$1 million (RMB6.9 million) to AMAG, which was expensed and classified as R&D cost for the year ended December 31, 2008.  We incurred no such expenses in 2009.

•     Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased by 26.6% to RMB151.7 million in 2009 from RMB119.8 million in 2008. The increase was primarily attributable to increased marketing activities, travel expenses, increased headcount associated with our sales volume increase, and as well as increased stock-based compensation expenses, SMD expenses as a percentage of net revenue decreased slightly from 49.3% in 2008 to 47.9% in 2009.

•     General and administrative expenses. Our general and administrative expenses increased by 15.1% from RMB31.5 million in 2008 to RMB36.2 million in 2009. The increase was primarily attributable to higher staff costs and bonuses in connection with increased headcount.

Other income, net. We had other income of RMB10.8 million in 2009, compared to other income of RMB2.9 million in 2008, primarily due to the fact that we incurred a net realized loss on disposal of available-for-sale securities in the amount of RMB19.0 million in 2008, compared to a net realized gain on available-for-sale securities of RMB1.6 million in 2009.

Income before income tax expense.  As a result of the foregoing, our income before income tax expense increased by 87.9% from RMB50.6 million in 2008 to RMB95.2 million in 2009.

Income tax expense.  Our income tax expense increased by 0.7% from RMB11.6 million in 2008 to RMB11.7 million in 2009.

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income increased by 111.0% from RMB39.5 million in 2008 to RMB83.4 million in 2009.

5.B Liquidity and Capital Resources

Overview

As of December 31, 2010, we had cash, cash equivalents, restricted cash and time deposits of RMB653.3 million (US$99.0 million) and working capital of RMB745.5 million (US$113.0 million). For the year ended December 31, 2010, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering in 2007 and cash flows from operating activities. Our primary uses of funds in 2010 have been for the completion of the construction of new manufacturing facilities, upgrading of existing facilities, procurement of new manufacturing equipment, acquisition of Pegsiticase-related tangible and intangible assets, investment in available-for-sale securities, equity investments, as well as prepayments and upfront payments for product licenses. As of December 31, 2010, our cash and time deposits position denominated in RMB totaled RMB 470.2 million (US$71.2million) and our cash and time deposits position denominated in foreign currencies (mainly US$) totaled US$25.8 million. As of December 31, 2010, we had cash and cash equivalents of RMB 153.3 million (US$23.2 million), restricted cash of RMB1.7 million (US$0.3 million) and time deposits of RMB498.4 million (US$75.5 million).  As of December 31, 2010, we had RMB63.4 million (US$9.6 million) invested in equity securities and investment-grade bond securities.

The following table summarizes the sources of our cash flows for the years indicated:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	60,468	88,638	58,133	8,809
Net cash used in investing activities	(368,889)	(266,114)	(165,234)	(25,035)
Net cash provided by / (used in) financing activities	(14,467)	132	6,764	1,025

Net cash provided by operating activities

Our net cash provided by operating activities was RMB58.1 million (US$8.8 million) in 2010 compared to RMB88.6 million in 2009. The decrease of RMB30.5 million in cash provided by operating activities in 2010 from 2009 reflects decrease in net income of RMB2.1 million and in net operating receivables of RMB54.4 million, including accounts and notes receivables, other receivables, inventories, accounts payable, other payables, income tax payables, accrued expenses, long-term receivable, deferred grant income and payment to related parties, partially offset by RMB17.9 million increase in share-based compensation.

Our net cash provided by operating activities was RMB88.6 million in 2009 compared to RMB60.5 million in 2008. The increase of RMB28.1 million in cash provided by operating activities in 2010 from 2009 reflects a significant increase in net income of RMB44.4 million and increase in net operating receivables of RMB3.8 million, including accounts and notes receivables, other receivables, inventories, accounts payable, other payables, income tax receivables, income tax payables, and accrued expenses, partially offset by RMB20.6 million decrease in realized loss on available-for-sale securities.

Net cash used in investing activities

Our net cash used in investing activities was RMB165.2 million (US$25.0 million) in 2010, compared to net cash used in investing activities of RMB266.1 million in 2009. The cash outlay in investing activities in 2010 consisted primarily of RMB40.8 million for renovation of existing facilities and procurement of new manufacturing equipment;

RMB32.0 million for purchasing available-for-sale securities; RMB41.3 million for acquiring Pegsiticase related tangible and intangible assets; RMB30.0 million for net purchasing of time deposits with financial institutions; RMB26.4 million for purchasing loan receivable; and RMB3.1 million for  40% equity investments in APGC and Ascentage SH, partially offset by RMB9.3 million from the release of cash put in restriction.

Our net cash used in investing activities was RMB266.1 million in 2009, compared to net cash used in investing activities of RMB368.9 million in 2008. The cash outlay in investing activities in 2009 consisted primarily of RMB95.8 million for construction of our new manufacturing facilities, renovation of existing facilities and procurement of new manufacturing equipment, RMB174.6 million for net purchasing of time deposits with financial institutions, cash put in restriction of RMB9.3 million, partially offset by RMB17.0 million of proceeds from sales of available-for-sale securities.

Net cash provided by/(used in) financing activities

Net cash provided by financing activities in 2010 was RMB6.8 million (US$1.0 million), compared to net cash provided by financing activities of RMB0.1 million in 2009. The increase is caused by greater gross proceeds in 2010 from issuance of ordinary shares upon grantees’ exercise of share options granted through our share-based compensation arrangements than in 2009.

Net cash provided by financing activities in 2009 was RMB0.1 million, which represented the amount of the gross proceeds from issuance of ordinary shares upon grantees’ exercise of share options, compared to RMB14.5 million used in financing activities in 2008, primarily due to our repurchase of ordinary shares in 2008 that we did not have activities in 2009.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including planned capital expenditures for upgrading existing facilities and building new manufacturing facilities in Shenyang, other working capital needs for investing in research and development and increasing sales and marketing efforts, at least for the next two years.

Our indebtedness as of December 31, 2008, 2009 and 2010 was nil.

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our China-based subsidiaries and consolidated VIE is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends may be subject to the EIT, as discussed under Paragraph 4.B.11-d “PRC Enterprise Income Tax”. These restrictions have not had any material impact on our ability to meet our cash obligations.

Capital Expenditures

Historically, most of our capital expenditures were incurred for construction of new manufacturing facility, purchases of production and office equipment, upgrade of our research laboratory, and upgrades for our plant and office renovation.

In the year ended December 31, 2010, our capital expenditures of RMB 85.2 million (US$12.9 million) related primarily to renovation of existing facilities, procurement of new manufacturing equipment, and acquisition of Pegsiticase related tangible and intangible assets.

In the year ended December 31, 2009, our capital expenditures of RMB95.8 million related primarily to construction of our new manufacturing facilities, renovation of existing facilities and procurement of new manufacturing equipment.

In the year ended December 31, 2008, our capital expenditure of RMB42.3 million related primarily to upgrading of existing facilities, construction of new manufacturing facilities, and purchases of office equipment and other fixed assets and intangible assets.

Our future capital requirements may include, but are not limited to: upgrading our existing facilities for our development and production, potential investments, and building new facilities. We are not obligated to meet any absolute minimum dollar spending requirements, and our future capital requirements will depend on many factors. The major components of our capital expenditures for 2011 may be the construction of new manufacturing facilities and procurement of new manufacturing equipment.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and our existing cash, cash equivalents and time deposits. We do not anticipate that we will require debt financing to fund our capital expenditures in the near term, although this may change in future periods.

5.A-B.1  Recently Issued Accounting Pronouncements

ASC 810

On January 1, 2010, we adopted Accounting Standards Codification (“ASC”) subtopic 810, Consolidation: VIE (“ASC 810”) ASC 810, which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics, among others: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity, or the right to receive benefits from the entity, that could potentially be significant to the variable interest entity. Under this guidance, ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity are required. The guidance is applicable to all new and existing VIEs. The adoption of ASC 810 did not have a material impact on our consolidated financial statements.

ASU 2010-06

On January 1, 2010, we adopted Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”) related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance also provides clarification of existing disclosure requirements for (a) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type, and (b) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

ASU 2010-17

The FASB has issued ASU No. 2010-17, Revenue Recognition - Milestone Method (ASC 605): Milestone Method of Revenue Recognition. This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. An entity can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. This ASU is not expected to impact our consolidated financial statements; however, it could have an impact in future periods to the extent that we were to enter into contractual arrangements where the we would receive milestone payments.

ASU 2009-13

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (ASC 605): Multiple-deliverable Revenue Recognition. The guidance provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, an enterprise is required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective on January 1, 2011 and is not expected to have a material impact on our consolidated financial statements. However, it could have an impact in future periods to the extent that we were to enter into contractual arrangements where we would generate revenue from multiple deliverables.

ASU 2010-13

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation-Stock Compensation (ASC

718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 affects entities that issue employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades that differs from the functional currency of the employer entity or payroll currency of the employee. The amendments clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The adoption of this ASU is not expected to impact our consolidated financial statements.

ASU 2010-28

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. Under this guidance, an entity is required to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this ASU is not expected to impact our consolidated financial statements.

5.A-B.2   Inflation

According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7%, and 3.3% in 2008, 2009 and 2010, respectively. We can be affected by high rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

5.C  Research and Development

See “4.B.6  Research and Development”

5.D  Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this annual report, we are not aware of any significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since fiscal year 2010.

For fiscal year 2011, other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this report, we are not aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E  Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

5.F  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Operating Lease Obligations	849	778	71	—	—

Capital Commitments	16,876	16,876	—	—	—

Total Obligation and commitments	17,725	17,654	71	—	—

Milestone, Royalty and Other Payments (not included in the table above)

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

Under the terms of the agreements between us and APGC and Ascentage SH, we paid a total consideration of approximately US$3.1 million to acquire 40% equity interests in both APGC and Ascentage SH, and to fund APGC research and development programs, and acquired the exclusive right to develop and commercialize in mainland China the cancer therapeutics that are developed through APGC research and development programs. We may also make future milestone payments when certain criteria are met, and may make royalty payments from our future product sales in China.

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

Under our license agreement with Panacor, Panacor granted us the exclusive commercialization rights to Nephoxil within the PRC in return for certain milestone payments, and royalties on future product sales. However, the Taiwanese regulatory authorities did not approve the related upfront equity investment of US$1 million in Panacor.

Cautionary Statement:

Not to affect the general applicability of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to this or other parts of this annual report, as more fully discussed in “Cautionary Statement concerning Forward-looking Statements” at the beginning of this annual report, the information contained in above table and descriptions regarding future milestone, royalty and other payments constitutes, as provided under Form 20-F Item 5.G, “forward-looking statements” within the meaning of those laws, and  are subject to various risks and uncertainties, such as changes in the circumstances surrounding the subject contracts or commitments.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A  Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of December 31, 2010 and the positions held by them. The business address for each of our executive officers and directors is Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dan Lou(2)	76	Chairman of Board of Directors
Dr. Jing Lou	48	Chief Executive Officer, Director
Peiguo Cong	56	Independent Director
Bin Huang	50	Vice President of Human Resources, Director
Bo Tan	38	Chief Financial Officer (principal financial and accounting officer)
Lawrence S. Wizel(1)(3)	68	Independent Director
Mingde Yu(1) (2)(3)	65	Independent Director
Moujia Qi(1) (2)(3)	78	Independent Director
Dr. David Chen	46	Executive Vice President and Chief Operating Officer
Dr. Dongmei Su	41	Chief Technology Officer
Dr. Yingfei Wei	50	Chief Scientific Officer, Vice President of Business Development
Ke Li	43	Corporate Secretary

(1)	Member of the audit committee
(2)	Member of the nominating committee
(3)	Member of the compensation committee

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

Mingde Yu has served as a director since February 2008.  He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Director of Economic Operations Department of NDRC from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

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

Dr. Dongmei Su is our chief technology officer responsible for research and development and manufacturing process engineering. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang Sunshine in 1993. She served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s and doctor’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001 and 2010, respectively.

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

In 2010, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB9.4 million (US$1.4 million); and we also granted restricted stock to our directors and executive officers, as set forth in “6.E — Equity Grant to Directors and Senior Officers”.

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

6.C.1 Audit Committee

Our audit committee of the board of directors, consisting of Mr. Lawrence S. Wizel (Chair), Mr. Mingde Yu, and Mr. Moujia Qi was established in October 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 5605(c) of the NASDAQ Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors.

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

6.C.6  Employment Agreements and Director Services Appointment

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee severance amount equal to one month of his or her salary for each year of his or her service for our company. An executive officer may terminate the employment at any time upon one-month advance written notice.

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

Each of our independent directors has received an appointment letter from us, which contains customary terms and conditions, including advance notice of termination, service compensation, confidentiality obligations, directorship termination, and indemnification.  The appointment letters do not provide for any benefit upon termination of appointment.

6.D  Employees

See “4.B.10 Employees.”

6.E Share Ownership

Directors and Senior Officers Share Ownership

Please refer to the applicable part under Item 7.A “Major Shareholders”.

Employee Participation in the Company Capital: 2006 Stock Plan

The following is a summary description of our 2006 stock plan, as amended, which is subject to and qualified in its entirety by reference to the full text thereof as contained in Exhibits 4.1 and 4.2 to this annual report.

We adopted our 2006 stock plan in September 2006, as amended in April 2010, and it provides for the grant of stock, stock options, restricted stock and restricted stock units, each of which we refer to as “awards.” The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

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

Eligibility. We may grant awards to an officer, director, employee, consultant, advisor or a service provider of our company or any of our parent or subsidiaries, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiaries, and consultants or advisors to our company or any of our parent or subsidiaries may not be granted incentive stock options.

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

Employee Participation in the Company Capital: 2010 Equity Incentive Plan

The following is a summary description of our 2010 equity incentive plan, which is subject to and qualified in its entirety by reference to the full text thereof as contained in Exhibit 4.3 to this annual report.

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

Equity Grant to Directors and Senior Officers

The following table summarizes, as of March 31, 2011, the latest practicable date, options, restricted stock and restricted share units (or RSUs) that we granted to several of our directors and executive officers under our stock plans:

	Number of ADSs to be issued upon exercise of options (or upon settlement or vesting of restricted shares and RSUs)	Per ordinary share exercise price (US$)	Grant date	Date of Expiration
Dan Lou	20,000***	n/a	March 11, 2011	n/a
Dr. Jing Lou	168,000	1.15	March 7, 2008	October 1, 2011
	350,000	0.779	March 20, 2009	April 1, 2014
	300,000**	n/a	November 9, 2009	n/a
	252,500***	n/a	April 8, 2010	n/a
	230,000***	n/a	March 11, 2011	n/a
Bin Huang	12,000	1.15	March 7, 2008	October 1, 2011
	12,000	0.779	March 20, 2009	April 1, 2014
	10,000**	n/a	November 9, 2009	n/a
	10,000***	n/a	April 8, 2010	n/a
	10,000***	n/a	March 11, 2011	n/a
Bo Tan	*	0.779	March 20, 2009	April 1, 2014
	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Lawrence S.Wizel	*	n/a	January 8, 2009	n/a
Mingde Yu	*	1.10	March 17, 2008	March 17, 2011
	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Moujia Qi	*	1.65	January 31, 2008	December 31, 2011
	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Dr. Yingfei Wei	*	1.15	March 7, 2008	October 1, 2011
Dr. David Chen	*	1.60	July 23, 2007	June 1, 2010
	*	1.15	March 7, 2008	October 1, 2011
	*	n/a	January 8, 2009	n/a
	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Dongmei Su	*	1.15	March 7, 2008	October 1, 2011
	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Ke Li	*	1.15	March 7, 2008	October 1, 2011
	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a

*Upon exercise, vesting or settlement of all securities exercisable or vesting within 60 days of March 31, 2011, such person would beneficially own less than 1% of our outstanding ordinary shares.

**RSU grant: RSUs granted in 2009 have a four-year graded vesting period. The RSUs cannot be settled in cash and one RSU will be settled with one ADS upon vesting. There is no other transferability restriction to the RSUs except for the graded vesting schedule.

***Restricted stock grant: All restricted stock granted in 2010 and 2011 vest at end of a four-year vesting period.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2011, the latest practicable date, by:

•                each of our executive officers and directors; and

•                each person known by us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares beneficially owned(1)(2)
Name	Number of Ordinary Shares	%
Directors and executive officers:
Dan Lou(3)	10,451,571	6.84
Dr. Jing Lou(4)	4,467,422	2.91
Lawrence S. Wizel	*	*
Mingde Yu	*	*
Dr. David Chen	*	*
Bo Tan	*	*
Moujia Qi	*	*
Bin Huang(5)	1,249,617	0.82
Dr. Dongmei Su	*	*
Dr. Yingfei Wei	*	*
Ke Li	*	*

Principal Shareholders:
FMR LLC (6)	18,171,552	11.90
Happyview Finance Limited(7)	8,400,000	5.50
Lan’s Holdings Limited(8)	8,232,219	5.39
Samuel D. Isaly(9)	7,801,500	5.11

*Upon exercise, vesting or settling of all options or shares exercisable or vesting within 60 days of March 31, 2011 such person beneficially would own less than 1% of our outstanding ordinary shares.

(1)                   Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)                   In calculating the percentages of beneficial ownership for each listed person, (i) the ordinary shares underlying options exercisable by such person, and (ii) the RSUs or restricted stock awarded to such person that are vested, or will vest, in each case of (i) to (ii) within 60 days of March 31, 2011, shall be treated as exercised, vested, and, or, settled in ordinary shares, as the case may be.

(3)                   Mr. Dan Lou’s total holdings, as reported here, include 10,451,571 ordinary shares held indirectly through his wholly-owned company Hero Grand Management Limited, a British Virgin Islands international business company.

(4)                   Dr. Jing Lou’s total holdings, as reported here, include 3,886,310 ordinary shares held in trust on his behalf by Achieve Well International Limited, and 56,112 ordinary shares underlying options exercisable by Dr. Jing Lou as well as 525,000 ordinary shares underlying RSUs vested as of May 31, 2011.

(5)                   Ms. Bin Huang’s holdings, as reported here, include 1,146,745 ordinary shares held indirectly through her wholly-owned company, Known Virtue International Limited, and 85,372 ordinary shares underlying options exercisable by Ms. Bin Huang as well as 17,500 ordinary shares underlying RSUs vested as of May 31, 2011.

(6)                   FMR LLC is a Delaware limited liability company.  Edward C. Johnson 3rd, Chairman of FMR LLC, and FMR LLC, through its control of various entities, each has sole power to dispose of the 18,171,552 shares owned by certain Fidelity Funds; and, respectively, has sole voting power over 19,936 and 1,376,438 shares.  Neither FMR LLC nor Edward C. Johnson 3rd has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Its business address is at 82 Devonshire Street, Boston, Massachusetts  02109, U.S.A.  All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011.

(7)                   Happyview Finance Ltd. is a British Virgin Islands international business company solely owned by Mr. Ou Su, who shares with Happyview Finance Ltd. both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at Room 608, Block Q, Huiyuan Gong Yu, Ya Yun Cun, Chaoyang District, Beijing, PRC.  All the information relating to this shareholder is based on an amended report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2011.

(8)                   Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, PRC. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2011.

(9)                   Samuel D. Isaly, a U.S. citizen, is the control person with respect to OrbiMed Advisors LLC and OrbiMed Capital LLC, both investment advisors, who hold on behalf of, and share voting and dispositive power with, certain entities, over 7,801,500 shares.  Their business address is at 767 Third Avenue, 30th Floor, New York, New York 10017, U.S.A.  All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on April 8, 2011.

Our major shareholders do not have different voting rights. We do not have information as to the portion of our securities held in the U.S. and the number of record holders in U.S. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in the Ownership of Major Shareholders:

Except as discussed below, we are not aware of any significant change in the percentage ownership held by any major shareholders during the past three years:

Achieve Well International Limited, a British Virgin Islands international business company, beneficially owned 3,886,310 ordinary shares as of December 31, 2009, less than 5% of our outstanding ordinary shares at such time, compared to 24,868,079 ordinary shares, or approximately 16.52% of our outstanding ordinary shares, beneficially owned by it, as of December 31, 2008, according to the reports on Schedule 13G filed by Achieve Well International Limited with the Securities and Exchange Commission.

Starry Investments Limited, a Samoan international business company owned by Ms. Lili Liu, beneficially owned 6,614,839 ordinary shares as of December 31, 2010, less than 5% of our outstanding ordinary shares at such time, compared to 8,460,006 ordinary shares, or approximately 5.62% of our outstanding ordinary shares, beneficially owned by it, as of December 31, 2009, according to the reports on Schedule 13G filed by this shareholder with the Securities and Exchange Commission.

W&W International Investments Limited, a British Virgin Islands international business company owned by Mr. Huiqiang Yang, beneficially owned 6,790,000 ordinary shares as of December 31, 2010, less than 5% of our outstanding ordinary shares at such time, compared to 7,732,074 ordinary shares, or approximately 5.13% of our outstanding ordinary shares, beneficially owned by it, as of December 31, 2009, according to the reports on Schedule 13G filed by this shareholder with the Securities and Exchange Commission.

FMR LLC, a Delaware limited liability company, beneficially owned 18,171,552 ordinary shares, or approximately 11.90% of our outstanding ordinary shares, as of March 31, 2011, compared to 10,970,127 ordinary shares, or approximately 7.29% of our outstanding ordinary share, beneficially owned by it as of December 31, 2009, according to the reports on Schedule 13G filed by FMR LLC with the Securities and Exchange Commission.

Samuel D. Isaly, a U.S. citizen, as the control person with respect to OrbiMed Advisors LLC and OrbiMed Capital LLC, beneficially owned 7,801,500 shares, or approximately 5.11% of our outstanding ordinary shares, as of March 31, 2011, according to the report on Schedule 13G filed by Mr. Isaly with the Securities and Exchange Commission.  Mr. Isaly had not reported any ownership previously.

B. Related Party Transactions

Transactions with Liaoning Sunshine

Sales from Shenyang Sunshine to Liaoning Sunshine were RMB1.5million, RMB0.6 million and RMB0.4 million (US$0.07 million) for year 2008, 2009 and 2010, respectively.

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

Transactions with APGC and Ascentage SH

APGC and Ascentage SH may be deemed related parties to us as we acquired and own a 40% equity interest in each of them pursuant to the agreements with them. Pursuant to the same agreements, we paid RMB17,000,000 (US$2.58 million) to fund the apoptosis related R&D program in 2010.  Before entering into the agreements, APGC and Ascentage SH were not related to us.

. C. Interests of Experts and Counsel

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

The following table provides the highest and lowest closing prices for our ADSs on the NASDAQ Global Market for (1) the full financial years ended December 31, 2008, 2009, and 2010, (2) each full fiscal quarter of the financial years ended December 31, 2009 and 2010, and (3) each of the most recent six months.

	Closing Price
	Per ADS
	Highest	Lowest
	US$	US$
Annual
2008	14.63	4.97
2009	14.20	4.51
2010	16.25	10.01
Quarterly
First Quarter of 2009	7.46	4.51
Second Quarter of 2009	9.12	6.60
Third Quarter of 2009	11.00	7.18
Fourth Quarter of 2009	14.20	10.15
First Quarter of 2010	13.50	10.01
Second Quarter of 2010	14.33	10.02
Third Quarter of 2010	15.05	11.31
Fourth Quarter of 2010	16.25	12.65
First Quarter of 2011	17.29	14.78
Most recent six months
November 2010	16.25	15.10
December 2010	15.33	14.14
January 2011	16.45	15.20
February 2011	16.08	15.05
March 2011	17.29	14.78
April 2011	17.99	16.13

Source: Bloomberg

B.                Plan of Distribution

Not applicable.

C.                Markets

Our ADSs, each representing seven ordinary shares, have been listed on the NASDAQ since February 7, 2007 under the symbol “SSRX.”

D.                Selling Shareholder

Not applicable.

E.                  Dilution

Not applicable.

F.                  Expenses of The Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report such information, as required by Item 10.B of Form 20-F, of the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007, except, that the entirety of the section under the heading “Differences in Corporate Law - Mergers and Similar Arrangements description” shall be replaced by the contents below. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on September 5, 2006. See also Item 19 - Exhibit 1.2.

Differences in Corporate Law - Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law of the Cayman Islands regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the United States and their shareholders:

Previously Cayman Islands law did not provide for mergers as that expression is understood under United States corporate law. However, the Companies (Amendment) Law, 2009 which came into force on May 11, 2009 introduced a new mechanism for mergers and consolidations between Cayman Islands companies (and between Cayman Islands companies and foreign companies if the merged company or consolidated company will continue to be a Cayman Islands company). Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the assets and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation (the “Plan”). The Plan must contain certain prescribed information including the basis of converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of the surviving company in a merger or the proposed new memorandum and articles of the consolidated company in a consolidation and details of all secured creditors. The Plan must be approved by the shareholders of each constituent company by either:

•           a majority in number representing 75% in value of the shareholders voting together as one class; or

•           a special resolution of the shareholders voting together as one class if the shares to be issued to each shareholder in the consolidated company or in the surviving company are to have the same rights and economic value as the shares held in the constituent company.

Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (i) of solvency (debts as they fall due), (ii) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) of the assets and liabilities of each constituent company, (iv) that no proceedings are outstanding and that no order has been made or resolution passed to wind up the constituent company or to appoint a receiver, trustee or administrator in any jurisdiction (v) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and published in the Cayman Islands Gazette.

A certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation.

The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies although the Plan may provide for an effective date up to 90 days after the date of registration.

A dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation unless (i) an open market on a recognized stock exchange or interdealer quotation system exists for the shares at the end of the dissent period (see below) and (ii) the merger or consolidation consideration consists of shares of the surviving or consolidated company or depository receipts in respect thereof; shares or depository receipts of any other company which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2000 holders on the effective date of the merger or consolidation; cash in lieu of fractional shares or depository receipts. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

The following procedure will otherwise apply:

•           The dissentient shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

•           Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissentient shareholders who served a notice of objection.

•           Within 20 days (“dissent period”) of the approval notice a dissentient shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

•           Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”) to each dissentient shareholder to purchase their shares at a price determined by the company to be their fair value.

•           If the company and the dissentient shareholders fail to agree the price within 30 days of the fair value offer (“negotiation period”) then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissentient shareholders who have served a notice of dissent and who have not agreed the fair value with the company.

All rights, benefits, immunities, privileges and property (including business and goodwill) of each of the constituent companies will vest in the surviving or consolidated company which will be liable for all debts, contracts, obligations, mortgages, charges, security interests and liabilities of each constituent company. Existing claims, proceedings, judgments, orders or rulings applicable to each constituent company will automatically apply to the surviving company or the consolidated company.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•           the statutory provisions as to the required vote have been met;

•           the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•           the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•           the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or breach of the Companies Law.

If an arrangement and reconstruction or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

For exchange control in China, please refer to “4.B.11-e Regulation of foreign currency exchange, dividend distribution, and overseas listing.”

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

The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

PRC Taxation

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% (or any other applicable rate) for certain U.S. shareholder and ADS holders that are enterprises, and, an individual income tax of 20% for individual U.S. shareholders and ADS holders, may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of shares or ADSs that are deemed income derived from sources within the PRC. It is unclear whether then U.S. shareholder and ADS holders might be eligible for the benefits of the income tax treaty between the United States and the PRC.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2011, a determination that can only be made after the close of the taxable year, or future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the operation cash inflow.

Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for the 2008 and 2009 taxable years, and, to our knowledge, there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for the 2008 and 2009 taxable years.

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

Notwithstanding our belief as discussed here and these information we provide solely for the convenience of our investors, we are not providing any U.S. tax opinion or advice to U.S. investors concerning the PFIC status of our company, and U.S. investors should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance and determine his, her, or its own tax position as to our PFIC status for a particular taxable year, including, as applicable, for the 2008 and 2009 taxable years.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of any applicable income tax treaty with the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed with the Nasdaq Stock Market LLC will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, it is unclear whether you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met.

Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize taxable gain or loss realized on the sale, exchange, or other taxable disposition of ADSs or ordinary shares equal to the difference between (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ADSs or ordinary shares. Such gain or loss will generally be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.

If we are treated as a “resident enterprise” for PRC tax purposes, it is unclear whether you may be eligible for the benefits of the income tax treaty between the United States and the PRC. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income.

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

Subject to certain exceptions, a U.S. Holder’s net investment income will generally be equal to investment income reduced by the deductions properly allocable to that income; and, in general, investment income is the sum of (1) gross income from interest, dividends, annuities, royalties, and rents, (2) net gain attributable to the disposition of property (other than property held in a trade or business), and (3) gross income derived from a trade or business that is a passive activity to the taxpayer or is derived from a business of trading in financial instruments or commodities.. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in ADSs or ordinary shares.

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to “qualified dividend income” (as discussed above in “Distributions on ADSs or Ordinary Shares”)

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange,” such as the NASDAQ Stock Market LLC. Stock is “regularly traded” for any calendar year if such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. While the company anticipates that the ADSs will qualify as being “regularly traded” on the NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

Under newly enacted legislation, unless otherwise provided by the U.S. Department of the Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the Department of the Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file IRS Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” U.S. Holders are urged to consult their own tax advisors regarding any reporting requirements related to PFIC status that may apply to them.

You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ADSs or ordinary shares or proceeds on the disposition of ADSs or ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions. You are urged to consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31, for our fiscal year 2010; and, no later than four months, for our fiscal year 2011 and thereafter. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330 or (202) 551-8090. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we post our annual reports filed with the SEC on our web site at http://www.3sbio.com. We will not furnish hard copies of our annual reports to holders of our ordinary shares and ADSs unless we receive a request in writing by a holder. Upon receipt of such a request in writing, we will provide hard copies of our annual reports to the requesting holder free of charge.

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

Interest Rate Risk

Interest-earning instruments carry a degree of interest rate risk.  Our exposure to interest rate risk primarily relates to the interest income generated by cash invested in demand and time deposits from our initial public offering proceeds and cash inflow from our operations.  We have not used any derivative financial instruments to manage our interest risk exposure. If market interest rates for such deposits decrease in the near future, such decrease may cause the amount of our interest income to fall. A hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2011 would result in a decrease of approximately RMB1.3 million in interest income on our balance of such demand and time deposits as of December 31, 2010. In comparison, a hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2010 would have resulted in a decrease of approximately RMB1.2 million in interest income on our balance of such demand and time deposits as of December 31, 2009.

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

Substantially all of our revenue and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars, to which our exposure to foreign exchange risk principally relates. We have not hedged exposures denominated in foreign currencies.

To the extent that we need to convert the balance of U.S. dollars we hold into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would impact on the Renminbi amount we receive from the conversion. Our cash, cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars was US$25.8 million as of December 31, 2010, compared to US$48.3 million as of December 31, 2009. If we had converted such balance from US dollar to RMB at December 31, 2010, the converted amount would have been RMB170.3 million (using an exchange rate of 1USD=6.60 RMB at December 31, 2010, compared to the rate of 1USD=6.8259 RMB at December 31, 2009). If RMB were to appreciate by 5% against U.S. dollar over the December 31, 2010 exchange rate, the converted amount would be RMB161.8 million.  Compared to last year, we are less susceptible to RMB appreciation due to the reduction in our U.S. dollar holdings.  Please also see “3.D.3 - Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.”

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Withdrawing underlying shares	—ADSs surrendered for withdrawal of deposited shares or ADS cancelled or reduced for any other reason	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered

Transferring, splitting or grouping receipts	— Transfers	$1.50 per ADR

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

Fees Payable by the Depositary to the Issuer

JPMorgan, as our depositary, has agreed to reimburse us for certain expenses related to our ADS program which we incur each year. For 2010, we received US$0.3 million in reimbursements from JPMorgan, primarily related to accountant fees and investor relations expenses.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a—15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Year ended December 31,
	2009	2010	2010
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	4,095	4,410	668
Audit-related Fees	—	—	—
Tax Fees(2)	48	—	—
Other Fees	—	—	—

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

Not applicable.

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

Shareholder Approval of Equity Compensation

We are not required to obtain shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.  This practice of ours differs from Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law on shareholder approval with respect to equity compensation arrangements.  The amendment to our 2006 stock plan and the 2010 equity incentive plan were adopted by our board of directors without shareholder approval.

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
1.1

Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2

Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007, except that Article 61(2) shall now read:”At any general meeting of the Company, two or more Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.” The amendment to Article 61(2) was approved at the 2010 Annual General Meeting by a special resolution on October 29, 2010.)

2.1

Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2

Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1

2006 Stock Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2

First Amendment to 2006 Stock Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.3

2010 Equity Incentive Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.4

Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on April 21, 2009)

4.5

Form Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Trading (Shanghai) Company Limited (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.6

Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7

Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd., dated March30, 2009 (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.8

Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and, Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated July 3, 2009 (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

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

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date:	June 3, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3SBio Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 3SBio Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Beijing, People’s Republic of China
June 3, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited 3SBio Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). 3SBio Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, 3SBio Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 3SBio Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010 of 3SBio Inc. and our report dated June 3, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Beijing, People’s Republic of China

June 3, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.

We have audited the accompanying consolidated statement of income and comprehensive income, shareholders’ equity and cash flows of 3SBio Inc. (the “Company”) and subsidiaries for the year ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of 3SBio Inc. and subsidiaries for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

KPMG

Hong Kong, China

April 21, 2009

3SBio Inc.

Consolidated Balance Sheets

At December 31, 2009 and 2010

(RMB and US$ expressed in thousands, except share data)

		December 31,
		2009	2010	2010
	Note	RMB	RMB	US$
ASSETS

Current assets

Cash and cash equivalents		262,767	153,250	23,220
Restricted cash		9,300	1,662	252
Time deposits with financial institutions		468,451	378,405	57,334
Accounts receivable, less allowance for doubtful accounts:	3	54,661	78,500	11,894
December 31,2009: RMB2,915; December 31, 2010: RMB2,663 (US$403)
Notes receivable		31,265	55,646	8,431
Inventories	4	15,406	21,718	3,291
Prepaid expenses and other receivables	5	8,705	39,390	5,968
Available-for-sale securities	6	—	50,667	7,677
Prepayment to related parties	21	—	12,000	1,818
Deferred tax assets	17(a)	2,079	2,198	333

Total current assets		852,634	793,436	120,218

Time deposits with financial institutions		—	120,000	18,182
Available-for-sale securities	6	11,407	12,697	1,924
Investment in non-consolidated affiliates	7	—	3,835	581
Property, plant and equipment, net	8	165,120	199,456	30,221
Lease prepayments	9	8,541	8,188	1,241
Non-current deposits	10	10,067	1,555	236
Intangible assets, net	11	4,125	44,299	6,712
Long-term receivables	19	—	2,558	388
Deferred tax assets	17(a)	1,567	373	57

Total assets		1,053,461	1,186,397	179,760

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable		2,736	5,030	762
Deferred grant income	12	374	1,374	208
Accrued expenses and other payables	13	33,421	39,552	5,993
Income tax payable		1,914	1,986	301

Total current liabilities		38,445	47,942	7,264

Deferred grant income	12	2,778	2,402	364

Total liabilities		41,223	50,344	7,628

Commitments and contingencies	22

Shareholders’ equity	14

Share capital — ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,641,461 and 152,654,148 issued and outstanding as of December 31, 2009 and 2010 respectively		121	123	19
Additional paid-in capital		915,267	946,717	143,442
Accumulated other comprehensive loss	23	(100,608)	(89,531)	(13,563)
Retained earnings		197,458	278,744	42,234
Total shareholders’ equity		1,012,238	1,136,053	172,132

Total liabilities and shareholders’ equity		1,053,461	1,186,397	179,760

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended  December 31, 2008, 2009 and 2010

(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
		2008	2009	2010	2010
	Note	RMB	RMB	RMB	US$

Net revenue	15	243,245	316,920	418,628	63,428
Cost of revenue		(21,741)	(25,236)	(41,650)	(6,311)
Gross profit		221,504	291,684	376,978	57,117

Operating expenses
Research and development costs		(22,477)	(19,427)	(39,409)	(5,971)
Sales, marketing and distribution expenses		(119,778)	(151,679)	(194,877)	(29,526)
General and administrative expenses		(31,458)	(36,195)	(55,850)	(8,462)
Total operating expenses		(173,713)	(207,301)	(290,136)	(43,959)

Income from operations		47,791	84,383	86,842	13,158
Interest income		23,953	11,532	12,950	1,962
Grant income	12	388	674	1,256	190
Net realized gain/(loss) on available-for-sale securities	6(a)	(18,995)	1,611	—	—
Impairment loss on available-for-sale securities	6(b)	(4,391)	(4,624)	—	—
Share of gain in non-consolidated affiliates	7	—	—	704	107
Other income, net	20	1,896	1,595	1,306	198
Total other income, net		2,851	10,788	16,216	2,457

Income before income tax expense		50,642	95,171	103,058	15,615
Income tax expense	17(a)	(11,649)	(11,736)	(21,772)	(3,299)

Net income		38,993	83,435	81,286	12,316

Less: net loss attributable to non-controlling interests		549	—	—	—

Net income attributable to 3SBio Inc.		39,542	83,435	81,286	12,316

Net income attributable to 3SBio Inc. per share:
- Basic		0.26	0.55	0.54	0.08
- Diluted		0.26	0.55	0.53	0.08

Weighted average shares:
- Basic		151,655,631	150,606,317	151,241,036	151,241,036
- Diluted		151,712,749	151,034,192	154,131,768	154,131,768

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended  December 31, 2008, 2009 and 2010

(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
		2008	2009	2010	2010
	Note	RMB	RMB	RMB	US$

Net income		38,993	83,435	81,286	12,316
Net unrealized gain/(loss) in available-for-sale securities, net of nil tax	23	(903)	1,205	21,335	3,233
Foreign currency translation adjustments, net of nil tax	23	(52,885)	313	(10,258)	(1,554)
Total other comprehensive income/(loss), net of tax	23	(53,788)	1,518	11,077	1,679
Total comprehensive income/(loss)		(14,795)	84,953	92,363	13,995

Less: comprehensive loss attributable to non-controlling interests		(549)	—	—	—
Comprehensive income/(loss) attributable to 3SBio Inc.		(14,246)	84,953	92,363	13,995

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2008, 2009 and 2010

(RMB and US$ expressed in thousands, except share data

		Share capital		Additional paid-in	Accumulated other comprehensive	Retained	Non- controlling	Total share- holders’
			Amount	capital	losses	earnings	interests	equity
	Note	No. of shares	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008		152,099,155	122	917,527	(48,338)	74,481	549	944,341
Repurchase shares from outstanding shares	14(a)	(1,523,200)	(1)	(14,466)	—	—	—	(14,467)
Share-based compensation, net of nil tax
-Shares granted to executives		—	—	121	—	—	—	121
-Share options granted to executives		—	—	5,195	—	—	—	5,195
Net income		—	—	—	—	39,542	(549)	38,993
Net unrealized loss on available-for-sale securities, net of nil tax		—	—	—	(903)	—	—	(903)
Foreign currency translation adjustments, net of nil tax		—	—	—	(52,885)	—	—	(52,885)
Balance as of December 31, 2008		150,575,955	121	908,377	(102,126)	114,023	—	920,395
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	48,734	—	3,642	—	—	—	3,642
-Share options granted to executives and employees	18(b)	—	—	3,116	—	—	—	3,116
-Shares issued pursuant to exercise of vested options	18(b)	16,772	—	132	—	—	—	132
Net income		—	—	—	—	83,435	—	83,435
Net unrealized gain on available-for-sale securities, net of nil tax	6(b)	—	—	—	1,205	—	—	1,205
Foreign currency translation adjustments, net of nil tax		—	—	—	313	—	—	313
Balance as of December 31, 2009		150,641,461	121	915,267	(100,608)	197,458	—	1,012,238
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,103,499	1	6,763	—	—	—	6,764
-Share options granted to executives and employees	18(b)	—	—	2,149	—	—	—	2,149
-Shares issued pursuant to exercise of vested options	18(b)	909,188	1	22,538	—	—	—	22,539
Net income		—	—	—	—	81,286	—	81,286
Net unrealized gain on available-for-sale securities, net of nil tax	6(b)	—	—	—	21,335	—	—	21,335
Foreign currency translation adjustments, net of nil tax		—	—	—	(10,258)	—	—	(10,258)
Balance as of December 31, 2010		152,654,148	123	946,717	(89,531)	278,744	—	1,136,053
Balance as of December 31,2010 (US$)			19	143,442	(13,563)	42,234	—	172,132

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2008, 2009 and 2010

(RMB and US$ expressed in thousands)

		Year ended December 31,
		2008	2009	2010	2010
	Note	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		38,993	83,435	81,286	12,316

Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		519	402	(371)	(56)
Allowance for/(reversal of) doubtful accounts		777	(1,588)	624	95
Depreciation of property, plant and equipment	8	5,743	7,009	13,906	2,107
Amortization of intangible assets	11	275	1,100	1,103	167
Amortization of deferred grant income	12	(374)	(374)	(374)	(57)
Share-based compensation expenses	18(c)	4,988	6,560	24,498	3,712
Realized loss/(gain) on available-for-sale securities	6(a)	18,995	(1,611)	—	—
Impairment of available-for-sale securities	6(b)	4,391	4,624	—	—
Gain on structured deposits	6	(459)	—	—	—
Foreign currency exchange (gain)/loss, net		(2,435)	(596)	249	38
Deferred income tax expense/(benefit)	17(a)	1,609	(1,591)	1,075	163
Share of gain in non-consolidated affiliates	7	—	—	(704)	(107)
Changes in operating assets and liabilities:
Accounts receivable		(8,090)	(4,146)	(23,605)	(3,577)
Notes receivable		(11,268)	(6,425)	(24,381)	(3,694)
Inventories		(866)	(7,658)	(6,312)	(956)
Prepaid expenses and other receivables		2,766	(459)	(5,265)	(798)
Lease prepayments	9	353	353	353	53
Accounts payable		246	797	2,294	348
Accrued expenses and other payables		2,493	8,148	4,026	610
Income tax receivable		556	—	—	—
Income tax payable		1,256	658	72	11
Long-term receivables		—	—	659	100
Deferred grant income		—	—	1,000	152
Prepayment to related parties		—	—	(12,000)	(1,818)
Net cash provided by operating activities		60,468	88,638	58.133	8,809

Cash flow from investing activities
Purchase of property, plant and equipment		(36,777)	(95,802)	(40,821)	(6,185)
Proceeds from disposal of property, plant and equipment		85	111	—	—
Purchase of available-for-sale securities		(80,136)	(3,475)	(31,951)	(4,841)
Proceeds from sale of available-for-sale securities		43,421	16,995	—	—
Issuance of short-term loan		—	—	(26,400)	(4,000)
Purchase of structured deposit		(9,809)	—	—	—
Proceeds from sale of structured deposit		13,636	—	—	—
Purchase of intangible assets	11	(5,500)	—	(41,277)	(6,254)
Purchase of time deposits		(520,784)	(727,355)	(463,405)	(70,213)
Proceeds from disposal of time deposits		226,975	552,712	433,451	65,674
Restricted cash for investment in a subsidiary		—	(9,300)	(1,000)	(151)
Investment in non-consolidated affiliates	7	—	—	(3,131)	(474)
Release of cash in restriction for investment in a subsidiary		—	—	9,300	1,409
Net cash used in investing activities		(368,889)	(266,114)	(165,234)	(25,035)

Cash flow from financing activities
Gross proceeds from issuance of ordinary shares		—	132	6,764	1,025
Payments for the repurchase of shares	14(a)	(14,467)	—	—	—
Net cash (used in)/provided by financing activities		(14,467)	132	6,764	1,025

Effect of foreign currency exchange rate change on cash		(48,901)	874	(9,180)	(1,392)
Net decrease in cash and cash equivalents		(371,789)	(176,470)	(109,517)	(16,593)

Cash and cash equivalents, at beginning of year		811,026	439,237	262,767	39,813
Cash and cash equivalents, at end of Year		439,237	262,767	153,250	23,220
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes		(8,614)	(12,669)	(20,279)	(3,073)
Non-cash transactions:
Acquisition of property, plant and equipment included in Accrued expenses and other payables		(2,600)	(5,385)	(6,923)	(1,049)

The accompanying notes are an integral part of these consolidated financial statements.

1.  Principal activities, organization and basis of presentation

Principal activities

3SBio Inc. (the “Company”) and subsidiaries (collectively the “Group”) are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).  The Group currently manufactures and/or distributes five types of biopharmaceutical products, which include the following:

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

Organization

The Company was incorporated in the Cayman Islands in August 2006 under the Cayman Islands Companies Law as an exempted company with limited liability.

On February 7, 2007, the Company’s shares were listed on the Nasdaq Global Market following the completion of its initial public offering (“IPO”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries and variable interest entities (“VIE”s).

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

Prior to the Reorganization, Shenyang Sunshine consolidated both Liaoning Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) and Beijing Sunshine Bio-Product Sales Company Limited (“Beijing Sunshine”) as it held a 90% controlling interest in Liaoning Sunshine and it was the primary beneficiary of Beijing Sunshine, which was deemed to be a VIE in accordance with Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall (“ASC 810-10”).

In connection with the Reorganization and for purposes of compliance with certain PRC rules and regulations related to the distribution of pharmaceutical products, Shenyang Sunshine transferred its 45% equity interest in Beijing Sunshine to an executive officer in October 2006 and its 90% equity interest in Liaoning Sunshine to a director in November 2006. In December 2006 and January 2007, Shenyang Sunshine entered into certain contractual arrangements with Beijing Sunshine and Liaoning Sunshine, the two VIEs, respectively, including business operation agreements, equity interest acquisition agreement, voting agreement, equity interest pledge agreement and supplementary arrangements attached to these agreements, such that:

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

Beijing Sunshine was dissolved during 2008. Liaoning Sunshine is a domestic limited liability company incorporated in the PRC primarily for the purpose of distributing products manufactured by Shenyang Sunshine. Liaoning Sunshine has also been involved in distributing one third-party franchised pharmaceutical product since 2008. In 2009, through supplementary agreements, Shenyang Sunshine is deemed to have acquired the 10% non-controlling interest in Liaoning Sunshine. The carrying amount of the total assets of Liaoning Sunshine was RMB28,400,000 (US$4,300,000) as of December 31, 2010, and there was no pledge or collateralization of their assets. The total amount of the liabilities of Liaoning Sunshine was RMB32,700,000 (US$4,950,000) as of December 31, 2010.

Shenyang Sunshine Baiao Pharmaceutical Co. Ltd. (“Shenyang Baiao”) was a wholly-owned subsidiary of Collected Mind, which was established in July 2007 and dissolved in April 2009. Throughout its existence, Shenyang Baiao was not involved in any significant business activities and there was no significant gain or loss upon its dissolution.

China Sansheng Medical Limited (“HK Sunshine”) was established in Hong Kong in November 2009 under Collected Mind. HK Sunshine was established as a wholly-owned subsidiary of Collected Mind and will engage in merger and acquisition efforts, as well as import and export transactions.  As of December 31, 2010, HK Sunshine has not been involved in any business activities.

Liaoning Sunshine Technology & Development Co., Ltd. (“Benxi Sunshine”) was established as a wholly-owned subsidiary of Liaoning Sunshine in December 2009 and had engaged in medical technology development, transfer of technology and technical consulting activities.

Pursuant to the strategic alliance entered between the Group and Ascentage Pharma Group Corporation, Ltd. (“APGC”) in February 2010, the Group acquired 40% equity interests in both APGC and Ascentage Shanghai Pharmaceutical Co., Ltd. (“Ascentage SH”, a PRC domestic company under common control with APGC), in December 2010 and June 2010, respectively. APGC and Ascentage SH are involved in pharmaceutical products intellectual property (“IP”) rights holding and maintenance, as well as research and development (“R&D”) activities execution. Refer to Note 7 and Note 16 (b) for details of this arrangement.

On November 4, 2010, the Group entered into an assets acquisition agreement with EnzymeRX LLC (“EnzymeRX”) to purchase certain R&D related assets. Related to the assets acquisition arrangement, the Group formed 3SBio, LLC in Delaware, USA, on November 30, 2010. Two LLC series under 3SBio, LLC, 3SBio IP Assets Series (“IP Series”) and 3SBio US Assets Series (“Assets Series”), were established to hold the assets acquired from EnzyemRX. The members of IP Series and Assets Series are Shenyang Sunshine and the Company, respectively. As of December 31, 2010, neither of these two LLC series has been involved in any business activities. Refer to Note 16 (d) for details of this arrangement.

In December 2010, Taizhou Huan Sheng Investment Management Company Limited (“Tai Zhou Huan Sheng”) and Jiangsu Sunshine Pharmaceutical Technology Company Limited (“Jiangsu Sunshine”) were established as wholly-owned subsidiaries of the Company in the PRC, with paid-in capital of RMB1,000,000 (US$152,000) and RMB30,000,000 (US$4,500,000), respectively. Tai Zhou Huan Sheng is established for cooperating with a local government to invest in local R&D projects. Jiangsu Sunshine will be engaged in seeking medical technology development and other R&D opportunities in southern part of the PRC. As of December 31, 2010, neither Tai Zhou Huan Sheng nor Jiangsu Sunshine has been involved in any business activities.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.  Summary of significant accounting policies and practices

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs that the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

Currency translation for financial statement presentation

Solely for the convenience of the readers, certain 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6000, being the noon buying rate for U.S. dollars in effect on December 31, 2010 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2010, or on any other date.

Foreign currency transactions

The reporting currency of the Group is Renminbi (“RMB”).The functional currency of the Company’s PRC-based subsidiaries and consolidated VIEs is RMB, whereas the functional currency of the Company and its non-PRC-based subsidiaries is the U.S. dollar (“US$”).

Transactions of PRC-based subsidiaries and VIEs denominated in currencies other than RMB are remeasured into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded as other income in the consolidated statements of income and comprehensive income.

Assets and liabilities of the Company and non-PRC-based subsidiaries are translated into RMB using the exchange rate on the balance sheet dates.  Income and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company and the Company’s non-PRC-based subsidiaries are recorded as foreign currency translation adjustments, a separate component of accumulated other comprehensive income/(loss) within shareholders’ equity.

Comparative figures

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual financial results could differ significantly from those estimates.  On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; valuation and other-than-temporary impairment of investments; realizability of inventories; allowance for doubtful accounts receivables; valuation allowance for deferred tax assets; and the fair value of share-based compensation.  Changes in facts and circumstances may result in revised estimates.

Concentrations of risks

Concentration of credit risk

Cash and cash equivalents, restricted cash, time deposits, accounts receivable and notes receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, restricted cash and time deposits are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located primarily in the PRC. The Company maintains an allowance for doubtful accounts based upon historical experience and the age of receivables, as well as taking into consideration economic and regulatory conditions. Determining appropriate allowances for these losses is an inherently uncertain process, and ultimate losses may vary from the current estimates, resulting in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, the Company generally does not require collateral on these balances. The allowance for doubtful accounts was RMB2,915,000 and RMB2,663,000 (US$403,000) as of December 31, 2009 and 2010, respectively.

As of December 31, 2009, no single customer accounted for more than 10% of outstanding net accounts receivable. As of December 31, 2010, one customer accounted for more than 10% of outstanding net accounts receivable. Details are listed below:

	December 31,
	2009		2010		2010
	RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	4,911	9%	9,162	12%	1,388	12%

Currency convertibility risk

RMB is not a fully convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China (“PBOC”), controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange.  Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate has continued to fluctuate since the initial adjustment.

Business and economic risks

The Company participates in a fast-growing and highly competitive industry. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for our current flagship products; expiration of administrative protection and monitoring periods for certain of our major products; competitive pressures due to new entrants; advances and new trends in new techniques and industry standards; newly discovered safety, side effects or other product issues discovered; changes in critical material suppliers; changes in certain strategic relationships with our distributors; regulatory considerations; and risks associated with the Company’s ability to attract and retain key R&D personnel necessary to support its growth. There are other risks and uncertainties that could affect the Company materially.

Sales to the Company’s top five distributors accounted for 30% to 40% of total net revenue for the years ended December 31, 2008, 2009 and 2010. The following is sales to the customer that individually comprises 10% or more of net revenue:

	Year ended December 31,
	2008		2009		2010		2010
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	26,267	11%	33,408	10%	46,762	11%	7,085	11%

Purchase from the Company’s top five suppliers accounted for 30% to 60% of total inventories purchased for the years ended December 31, 2008, 2009 and 2010. The following are inventory purchases from suppliers that individually comprise 10% or more of total inventories purchased in any of the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008		2009		2010		2010
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Nanjing Lifenergy R&D Co., Ltd.	1,338	8%	2,839	13%	2,426	10%	368	10%
Zhenjiang Shuangfeng Pharmaceutical Packing Co.,Ltd.	1,045	6%	3,759	17%	1,563	6%	237	6%
Invitrogen Hong Kong Ltd	1,052	6%	2,294	10%	1,325	5%	201	5%
Shanghai Weike Biochemical Reagent Co.,Ltd.	989	6%	2,314	10%	925	4%	140	4%
Total	4,424	26%	11,206	50%	6,239	25%	946	25%

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits and accounts receivables denominated in US$, Euro (“EUR”), Australian Dollar (AUD) and Hong Kong Dollar (HKD). The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the US$

against RMB was approximately 3.3% in 2010. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

Fair value measurements of financial instruments

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted cash, accounts receivable, notes receivable, accounts payables and accrued liabilities approximate their fair value as of the balance sheet dates because of their short maturity. Fair values for investment securities that are classified as available-for-sale securities are determined by using quoted market prices and valuation methodologies, primarily discounted cash flow analysis.

Cash and cash equivalents, time deposits and restricted cash

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less.  Interest-bearing time deposits with financial institutions with original maturities in excess of three months are excluded from cash and cash equivalents and classified as time deposits. Time deposits with remaining maturities longer than one year are classified as non-current assets. The interest rates of the time deposits ranged from 1.09% to 4.7% per annum with a weighted-average original maturity of 1.3 years.

Restricted cash as of December 31, 2010 comprises RMB662,000 (US$100,000) housing maintenance enhancement fund and RMB1,000,000 (US$152,000) incorporation deposit. The maintenance enhancement fund can only be used at employees’ application and the related government authority’s approval. The incorporation deposit was temporarily restricted from use as part of the incorporation process of Tai Zhou Huan Sheng required by local authorities. The deposit is no longer restricted upon the completion of Tai Zhou Huan Sheng’s registration in January 2011.

As of December 31, 2009 and 2010, the amount of cash and cash equivalents, restricted cash and time deposits with original maturities over three months held in financial institutions by geographic location is as follows:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

- the PRC	370,712	597,678	90,558
- Hong Kong	368,773	55,639	8,430
- United States of America (“U.S.”)	1,033	—	—

	740,518	653,317	98,988

As of December 31, 2009 and 2010, the Group’s cash and cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars and Renminbi are as follows:

	December 31,
	2009	2010
	’000	’000

U.S dollars	73,876	25,761
Renminbi	232,462	470,151

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

Available-for-sale securities

Available-for-sale securities consist of debt and equity marketable securities and convertible promissory note in the accompanying balance sheets. Available-for-sale securities considered available for use in current operations are classified as current assets.

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

Interest income from available-for-sale securities is recognized in other income when earned.

Investments in non-consolidated affiliates

Pursuant to ASC 323-10: Investments — Equity Method and Joint Ventures — Overall, investments in companies in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Significant influence is generally presumed to exist when the Group owns between 20% and 50% of the investee, holds substantial management rights or holds an interest of less than 20%, but the investee is a limited liability partnership or limited liability corporation that is treated as a flow-through entity.

Under the equity method of accounting, only the Group’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheet. The Group initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss in the consolidated statements of income and comprehensive income after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates the equity method investments for impairment and an impairment loss on the equity method investments is recognized in the consolidated statements of income and comprehensive income when the decline in value is determined to be other-than-temporary.

Impairment of investments in non-consolidated affiliates

For investments accounted for using equity method of accounting, the Group determines impairment by assessing whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. This evaluation is dependent on the specific facts and circumstances. The Group evaluates information such as the investee’s budgets, business plans and financial statements) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the Group’s investment. This list is not all-inclusive and the Group weighs all known quantitative and qualitative factors.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	10 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	5 years
Furniture, fixtures and computer equipment	5 - 10 years

Interest expenses, payroll expenses, share-based compensation expenses and other direct staff costs incurred related to the construction of property, plant and equipment are capitalized. The capitalization of expenses as part of the costs of a qualifying asset commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and costs are being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

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

Intangible assets

Intangible assets mainly represent an exclusive distribution right of Iron Sucrose in the PRC, as well as acquired Pegsiticase related global intellectual property (“IP”) rights and related in-progress R&D (“IPR&D”),  which were determined to have alternative future use. Intangible assets other than IPR&D held by the Group have finite lives, are amortized over their estimated useful lives, ranging from 5 to 20 years (weighted average life 6.5 years) and are carried at cost less accumulated amortization with no residual value. Amortization expense was recognized based on the straight-line method over the estimated useful lives. IPR&D is identified as having an indefinite useful life, which is not subject to amortization.

If intangible assets with indefinite use lives are subsequently determined to have finite useful lives, amortization will be provided prospectively over their estimated remaining useful lives and will be accounted for in the same manner as other intangible assets that are subject to amortization.

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

Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired..

Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC.  Land use rights are carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 years.

The current portion of lease prepayments represents the amount expected to be recognized as expense within one year from the balance sheet date, which has been included in “Prepaid expenses and other receivables” in the consolidated balance sheet.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. In accordance with ASC 605-10: Revenue recognition — Overall, the Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and handling costs paid by the Group and recovered from customers are included in revenue and sales, marketing and distribution expenses.

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

Government grants relating to the domestic acquisition of property, plant and equipment are recognized in the consolidated balance sheets as deferred income when there is reasonable assurance that it will be received and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project.  Grants that compensate the Group for expenses incurred on R&D activities are recognized as grant income in the consolidated statements of income and comprehensive income upon the later of the award of the grant or in the same period in which the related expenses are incurred.

Retirement and other post-retirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to the consolidated statements of income and comprehensive income as and when the related employee service is provided.

Pursuant to the relevant PRC regulations, the Company’s PRC consolidated entities is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB2,102,000, RMB2,560,000 and RMB3,367,000 (US$510,000)  for the years ended December 31, 2008, 2009 and 2010, respectively, was charged to expense in the consolidated statements of income and comprehensive income.   The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Income taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.  The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of income and comprehensive income in the period that includes the enactment date.

The Group applies ASC 740-10 - Income Taxes: Overall (“ASC 740-10”) to account for uncertainty in income taxes. ASC 740-10 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is not more likely than not to be sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized on a cumulative probability basis.  Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income. As of and for the years ended December 31, 2008, 2009 and 2010, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Advertising costs

Advertising costs are expensed as incurred.  Advertising costs included in sales, marketing and distribution expenses were RMB4,631,000, RMB3,011,000 and RMB1,204,000 (US$ 182,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

R&D costs

R&D costs are expensed as incurred. R&D costs consist primarily of the remuneration of R&D staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

Earnings per share (“EPS”)

In accordance with ASC 260-10 - Earnings Per Share: Overall, basic net income attributable to 3SBio Inc. per share is computed by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary shares outstanding. Diluted net income attributable to 3SBio Inc. per share is calculated by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, as well as vesting of non-vested shares and restricted share units (“RSU”) that will be settled in the Company’s stock. The dilutive effect of outstanding stock options, non-vested shares and RSU is reflected in diluted earnings attributable to 3SBio Inc. per share by application of the treasury stock method. The calculation of diluted net income attributable to 3SBio Inc. per share excludes all anti-dilutive shares.

The following table sets forth the computation of basic and diluted net income attributable to 3SBio Inc. per share:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income attributable to 3SBio Inc. per share:
- Net income attributable to 3SBio Inc.	39,542	83,435	81,286	12,316

Denominator:
- Basic weighted average shares	151,655,631	150,606,317	151,241,036	151,241,036
- Effect of dilutive potential shares
RSU	—	31,485	1,183,002	1,183,002
Non-vested shares	—	355,540	543,719	543,719
Options	57,118	40,850	1,164,011	1,164,011

	57,118	427,875	2,890,732	2,890,732
Diluted weighted average shares	151,712,749	151,034,192	154,131,768	154,131,768

Basic net income attributable to 3SBio Inc. per share	0.26	0.55	0.54	0.08

Diluted net income attributable to 3SBio Inc. per share	0.26	0.55	0.53	0.08

The diluted net income attributable to 3SBio Inc. per share calculation for the years ended December 31, 2008, 2009 and 2010 did not include the effect of share options to purchase a total of 1,897,650, 585,100 and nil ordinary shares, respectively because to do so would have been anti-dilutive.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investment by owners and distributions to owners. The Group’s components of comprehensive income during the years ended December 31, 2008, 2009 and 2010 were net income, net unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

Share-based compensation

The Group adopts ASC 718-10 - Compensation — Stock Compensation: Overall (“ASC 718-10”) for all share-based compensation made by the Group. ASC 718-10 requires that all compensation cost related to employee share options or similar equity instruments be measured at grant date fair values of the awards.  The Group recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The Group used the Black-Scholes option-pricing model to measure grant date fair value of share options granted before December 31, 2008 and has adopted a lattice option-pricing model from January 1, 2009. In accordance with ASC 718-10, the Group treated this change in valuation technique prospectively. For share options granted, forfeitures were estimated based on historical experience and are periodically reviewed.

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

Segment reporting

The Group uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of determining the Group’s reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by ASC 280-10 - Segment Reporting, which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

Recently issued accounting standards

On January 1, 2010, the Group adopted ASC 810-10: Consolidation — Overall (“ASC 810-10”), which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics, among others: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity, or the right to receive benefits from the entity, that could potentially be significant to the variable interest entity. Under this guidance, ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity are required. The guidance is applicable to all new and existing VIEs. The adoption of ASC 810-10 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2010, the Group adopted Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”) related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance also provides clarification of existing disclosure requirements for (a) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type, and (b) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Group’s consolidated financial statements.

The FASB has issued ASU No. 2010-17, Revenue Recognition - Milestone Method (ASC 605): Milestone Method of Revenue Recognition. This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. This ASU is not expected to impact the Group’s consolidated financial statements; however, it could have an impact in future periods to the extent that the Group were to enter into contractual arrangements where the Group would receive milestone payments.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (ASC 605): Multiple-deliverable Revenue Recognition. The guidance provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, an enterprise is required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This guidance will be effective on January 1, 2011 and is not expected to have a material impact on the Group’s consolidated financial statements. However, it could have an impact in future periods to the extent that the Group were to enter into contractual arrangements where the Group would generate revenue from multiple deliverables.

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation-Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 affects entities that issue employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades that differs from the functional currency of the employer entity or payroll currency of the employee. The amendments clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The adoption of this ASU is not expected to impact the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (ASC 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. Under this guidance, an entity is required to perform the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this ASU is not expected to impact the Group’s consolidated financial statements.

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Accounts receivable	57,576	81,163	12,297
Less: Allowance for doubtful accounts	(2,915)	(2,663)	(403)
Total accounts receivable, net	54,661	78,500	11,894

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	5,257	4,503	2,915	441
(Credited)/charged to income	777	(1,588)	(234)	(35)
Written off against accounts receivable	(1,531)	—	(18)	(3)

Balance at end of year	4,503	2,915	2,663	403

The Group’s accounts receivable balances are all related to third-party customers. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

4. Inventories

Inventories consist of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Raw materials	2,348	2,571	389
Work-in-progress	7,990	12,524	1,898
Finished goods	3,334	4,790	726
Consumables and packaging materials	1,734	1,833	278

Total inventories	15,406	21,718	3,291

Impairment of inventories resulted in a write off of approximately RMB354,000, RMB272,000 and RMB312,000 (US$47,000) as of December 31, 2008, 2009 and 2010, respectively.

5. Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Prepayments and other deposits	4,509	4,358	660
Loan receivable	—	26,400	4,000
Other receivables	4,196	8,632	1,308

Total prepaid expenses and other receivables	8,705	39,390	5,968

Prepayments and other deposits as of December 31, 2009 and 2010 include RMB353,000 and RMB353,000 (US$53,000), respectively, current portion of lease prepayments (Note 9);  and RMB3,233,000 (US$474,000) and RMB3,379,000 (US$512,000) advances to employees.

Loan receivable as of December 31, 2010 includes a short-term loan of RMB 26,400,000 (US$4,000,000) made to a third party. The loan has a term of three months and earns interest of 2.7% per annum. The loan was fully repaid in March 2011.

Other receivables mainly include interest receivable and other miscellaneous receivables.

6. Available-for-sale securities

At December 31, 2009 and 2010, the fair values of available-for-sale securities held by the Group are as follows:

	December 31, 2009
	Amortized cost	Gross unrealized gain	Fair value	Fair value
	RMB’000	RMB’000	RMB’000	US$’000
Non-current portion:
Corporate debt securities	10,807	600	11,407	1,671

	December 31, 2010
	Amortized cost	Gross unrealized gain	Fair value	Fair value
	RMB’000	RMB’000	RMB’000	US$’000

Current portion:
Equity securities	29,700	20,967	50,667	7,677

Non-current portion:
Convertible promissory note	1,320	—	1,320	200
Corporate debt securities	10,409	968	11,377	1,724
	11,729	968	12,697	1,924

Total available-for-sale securities	41,429	21,935	63,364	9,601

The fair values of equity securities and corporate debt securities are based on quoted market prices at each reporting date. The fair value of the convertible promissory note is determined using the income approach. There were no available-for-sale securities that were in an unrealized loss position as of December 31, 2009 and 2010.

During the year ended December 31, 2010, the Group did not purchase or dispose of any corporate debt securities. The corporate debt securities held by the Group as of December 31, 2010 are interest-bearing at 4.625 - 7.5% per annum and are publicly traded outside the PRC.

On August 23, 2010, the Group purchased a US$4,500,000 (RMB29,700,000) convertible debenture with interest rate of 7% per annum. The convertible debenture carries a three-year maturity from issuance and the Group can convert the debenture into common shares anytime before maturity at a fixed rate of CDN 0.155 per share. As of December 31, 2010, the Group had fully converted the debenture into 30,734,877 common shares and recorded the converted shares as equity securities Refer to Note 16(c) for details.

On November 30, 2010, the Group purchased a convertible promissory note (the “Note”) with par value of US$200,000 (RMB1,320,000) and an annual interest rate of 7.5% compounded on a quarterly basis. The maturity date of the Note is December 31, 2011, and the issuer can choose to early repay the Note before maturity while the Group has the option to convert the Note into the issuer’s equity contingent upon the successful completion of further financing by the issuer. Refer to Note 16 (e) and Note 22 for details.

During the year ended December 31, 2007 and 2008, the Group acquired some structured deposits with financial institutes. These structured deposits were disposed of in 2008 and a gain of US$67,000 (RMB459,000) was realized.

(a) Net realized gain/(loss) on available-for-sale securities

There was no net realized gain/(loss) on available-for-sale securities for the year ended December 31, 2010, as the Group did not dispose of any available-for-sale securities.

During the year ended December 31, 2008, the Group acquired floating rate credit linked notes of US$3,000,000 (the “CLNs”, RMB21,000,000). The CLNs were settled in November 2008 with Lehman Brothers’ corporate debt securities with fair value of US$254,000 (RMB1,765,000) at the settlement date, determined based on quoted market prices. Realized loss of US$2,746,000 (RMB19,144,000) was recognized accordingly during the year ended December 31, 2008. In May 2009, the Group disposed of the Lehman Brothers’ corporate debt securities at a price of US$382,000 (RMB2,616,000). Therefore, realized gain of US$123,000 (RMB840,000) was recognized during the year ended December 31, 2009.

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

There were no indicators of other-than-temporary impairment of the Group’s available-for-sale securities held as of December 31, 2010.

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

An unrealized holding loss of RMB903,000, unrealized holding gain of RMB1,205,000 and unrealized holding gain of RMB21,335,000 (US$3,233,000) on available-for-sale securities was recognized in accumulated other comprehensive income for the years ended December 31, 2008, 2009 and 2010, respectively. The Group considers the unrealized holding loss recognized in accumulated other comprehensive income as of December 31, 2008 as not other-than-temporary.

Other-than-temporary impairment of available-for-sale securities is analyzed as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	—	4,391	—	—
Addition during the year	4,391	4,624	—	—
Realized upon disposal	—	(9,015)	—	—

Balance at end of year	4,391	—	—	—

(c) Maturity information of available-for-sale securities at year-end

Maturities of the Group’s corporate debt securities and convertible promissory note classified as non-current available-for-sale are as follows:

	Year ended December 31,
	2010	2010
	RMB’000	US$’000
Due in one through five years	6,967	1,056
Due after five years through ten years	5,730	868

Total	12,697	1,924

7. Investments in non-consolidated affiliates

		Year ended December 31,
	Ownership	2009	2010	2010
	Percentage	RMB’000	RMB’000	US$’000
Equity method investments
- Ascentage SH	40%	—	3,041	461
- APGC	40%	—	794	120

Total		—	3,835	581

The Group acquired 40% equity interests in APGC and Ascentage SH at the cost of RMB1,131,000 (US$171,000) and RMB2,000,000 (US$303,000)in December 2010 and June 2010, respectively. APGC and Ascentage SH are commonly controlled by the same group of shareholders. APGC was incorporated in Hong Kong in June 2009, while Ascentage SH was incorporated in the PRC in June 2009. APGC and Ascentage SH are involved in pharmaceutical products IP rights holding and maintenance, as well as R&D activities execution. The Group accounts for their investment in APGC and Ascentage SH under the equity method.

For the year ended December 31, 2010, the Group recognized its share of equity-method investment loss from APGC of RMB337,000 (US$51,000), and its share of equity-method investment gain from Ascentage SH of RMB1,041,000 (US$158,000), respectively.

8. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Buildings	54,093	91,452	13,856
Plant and machinery	63,612	115,112	17,441
Motor vehicles	6,456	6,569	995
Furniture, fixtures and computer equipment	28,167	41,365	6,268
Construction-in-progress	75,477	16,501	2,500

	227,805	270,999	41,060
Less: Accumulated depreciation	(62,685)	(71,543)	(10,839)

Total property, plant and equipment	165,120	199,456	30,221

The Company started the construction of a new manufacturing facility in Shenyang province in 2007 and completed the construction in February 2010. Direct costs related to the construction of the new manufacturing facility of RMB25,230,000, RMB83,304,000 and RMB40,490,000 (US$6,135,000) were capitalized as construction in progress for the years ended December 31, 2008, 2009 and 2010, respectively. The new manufacturing facility has been accredited to be Good Manufacturing Practice (“GMP”) compliant upon the examination conducted by state Food and Drug Administration in August 2010. After the GMP certification, the facility has been put in service for its intended use.

The depreciation of all types of property, plant and equipment is calculated using the straight-line method over their respective estimated useful life. Depreciation expense was RMB5,743,000, RMB7,009,000 and RMB13,906,000 (US$2,107,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

All of the Group’s buildings are located in the PRC.

9.                            Lease prepayments

Lease prepayments represent the land use rights of the Group and are analyzed as follows:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Total lease prepayments	8,894	8,541	1,294
Less: current portion - amount to be expensed in one year	(353)	(353)	(53)
Non-current portion	8,541	8,188	1,241

In 2005, the Group paid RMB9,924,000 for land use rights for a term of 30 years in respect of land located beside the land on which the existing plant of the Group was constructed.  A new manufacturing facility aiming to expand the production capacity of the Group has been constructed on the newly acquired land and has been put in use during 2010.  The prepayment is charged to expense on a straight line basis over the term of the arrangement.

Land lease expense for the years ended December 31, 2008, 2009 and 2010 were RMB353,000, RMB353,000 and RMB353,000 (US$53,000), respectively.

10.  Non-current deposits

Included in non-current deposits as of December 31, 2009 and 2010 are deposits for the acquisition of property, plant and equipment and other deposits, of RMB10,067,000 and RMB 1,555,000 (US$236,000), respectively, which are not expected to be utilized or recovered within one year.

11.   Intangible assets, net

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Exclusive distribution right	5,500	5,500	833
China IP rights	—	1,782	270
U.S. IP rights	—	4,047	613
IPR&D	—	35,229	5,338
Others	—	219	33
Less: Accumulated amortization	(1,375)	(2,478)	(375)
Total intangible assets	4,125	44,299	6,712

Exclusive distribution right is for distributing iron sucrose in the PRC. The Group purchased the right from an unrelated third party in 2008 for five years, based on which the useful life was determined.

The China and U.S. IP rights and IPR&D were acquired in an assets acquisition. The initial carrying values for these assets were determined by allocating the total cost of the acquisition to the individual assets on a relative fair value basis.  Useful lives of the China and U.S. IP rights were determined based on the estimated period for which the IP rights are expected to generate future cash flows for the Group. IPR&D represents the acquisition cost of the test results and data related to the pre-clinical and phase-I clinical trials and were capitalized because they have alternative future uses. IPR&D will not be subject to amortization until the R&D project is substantially completed. Refer to Note 16(d) for details.

Amortization expense for the years ended December 31, 2008, 2009 and 2010 of RMB275,000, RMB1,100,000 and RMB1,103,000 (US$167,000) respectively, was included in cost of revenue.

The estimated amortization expense of intangible assets for the next five years and thereafter is as follows:

	RMB’000	US$’000
2011	1,493	226
2012	1,493	226
2013	1,218	185
2014	393	60
2015 and thereafter	4,473	677

Total	9,070	1,374

12.  Deferred grant income and grant income

The Group’s deferred grant income represents the unamortized portion of government grants.

In August 1999, the Group received a government grant of RMB15,000,000, approved by the State Development Planning Committee of the PRC, for the purchase of plant and equipment costing a total of RMB45,029,000. The grant is amortized on a straight-line basis to grant income over the weighted average expected useful life of the plant and equipment acquired.

In December 2010, the Group received government grant of RMB1,000,000 approved by a PRC provincial government for a hemodialysis project. The grant was recorded in deferred grant income as at December 31, 2010.

Amortization of deferred grant income was RMB374,000, RMB374,000 and RMB374,000 (US$57,000) for the years ended December 31, 2008, 2009 and 2010, respectively.  Deferred grant income as of December 31, 2010 is expected to be amortized as follows:

	RMB’000	US$’000

2011	1,374	208
2012	374	57
2013	374	57
2014	374	57
2015 and thereafter	1,280	193

Total	3,776	572

The Group’s grant income also includes local government grants that were used for compensating R&D expenses already incurred by the Group. Such grants were recorded in the statements of income and comprehensive income immediately.

The Group’s grant income is analyzed as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Blood treatment project	—	300	—	—
R&D activities support	14	—	882	133
Amortization of deferred grant income	374	374	374	57

Total grant income	388	674	1,256	190

13.  Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Accrued selling and marketing expenses	13,274	16,924	2,564

Accrued salaries, bonus and welfare expenses	9,525	8,227	1,247

Payable to plant, property and equipment vendors	5,385	6,923	1,049
Taxes payable (other than income tax)	3,271	5,124	776
Payable to R&D service contractors	585	33	5
Receipts in advance from customers	227	547	83
Other accrued expenses	1,154	1,774	269

Total accrued expenses and other payables	33,421	39,552	5,993

Other accrued expenses mainly include accrued professional fees, accruals for purchase of plant and equipment and miscellaneous deposits received.

14.  Shareholders’ equity

(a)               Share capital

The Company is authorized to issue up to 500 million shares with par value of $0.0001 per share, of which 150,641,461 and 152,654,148 shares were issued and outstanding as of December 31, 2009 and 2010, respectively. As of December 31, 2009 and 2010, no preferred shares have been issued, nor does the Company have current plans to issue preferred shares.

During the year ended December 31, 2008, the Company repurchased a total of 217,600 ADSs (equivalent to 1,523,200 ordinary shares) from the open market at a cash consideration of US$2,120,000 (equivalent to RMB14,467,000). The repurchased shares were subsequently retired during the year.

During the year ended December 31, 2009, 16,772 ordinary shares were issued when vested options were exercised at a consideration of US$1.15 per share (US$8.05 per ADS, each ADS represents seven ordinary shares of the Company). In addition, 48,734 shares were issued upon the fulfilment of the vesting period of nonvested shares.

During the year ended December 31, 2010, a total of 909,188 ordinary shares were issued when vested options were exercised, which are related to three different grants of options. Among the newly issued shares pursuant to the exercises, 99,995 shares were issued at a consideration of US$1.60 per share (US$11.20 per ADS), 563,213 shares at US$1.15 per share (US$8.05 per ADS), and the remaining 245,980 shares at US$0.78 per share (US$5.45 per ADS).  In addition, 1,103,499 shares were issued upon the fulfilment of the vesting period of nonvested shares.

(b)               Retained earnings

The Company’s PRC-based subsidiaries and the consolidated VIE are either foreign invested enterprises established in the PRC, or PRC domestic companies. Therefore, these PRC-based consolidated entities are required under PRC rules and regulations, as well as their respective Articles of Association, to make appropriations from retained earnings to statutory reserves. The appropriation requires transferring 10% of after-tax profits, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of these PRC-based consolidated entities’ respective registered capital. The transfer to this reserve must be made before distribution of dividends to the equity holders can be made, and such appropriations are required to be approved by these PRC-based consolidated entities’ respective boards of directors.

Transfers of RMB6,297,000, RMB9,466,000, and RMB11,587,000 (US$1,756,000) have been made to the statutory surplus reserve for the years ended December 31, 2008, 2009 and 2010, respectively.

The accumulated balances of this statutory surplus reserve maintained by the Company’s PRC consolidated entities as of December 31, 2008, 2009 and 2010 were RMB14,276,000, RMB23,742,000 and RMB35,329,000 (US$5,353,000) respectively.

The statutory surplus reserve is non-distributable but can be used to offset against previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

Under PRC laws and regulations, there are restrictions on these PRC-based consolidated entities with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC-based subsidiaries, and the net assets of the consolidated VIE, if any, in which the Company has no legal ownership, totalling RMB245,320,000 (US$37,200,000) as of December 31, 2010.

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

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000
Domestic sales:
- EPIAO	154,570	196,080	250,854	38,008
- TPIAO	67,585	89,679	128,717	19,503
- Intefen	4,989	5,522	5,358	812
- Inleusin	773	1,607	2,041	309
- Iron Sucrose Injection	6,984	10,715	17,187	2,604
Export sales	8,289	13,216	12,211	1,850
Others	55	101	2,260	342

Total revenues	243,245	316,920	418,628	63,428

16.  Collaborations

(a)               AMAG Pharmaceuticals, Inc. (“AMAG”)

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

In accordance with the agreement, during the year ended December 31, 2008, the Company paid a non-refundable upfront payment of US$1,000,000 (RMB6,948,000 at the transaction date) to AMAG and is required to pay additional milestone payments of US$1,500,000 upon obtaining the regulatory approval from the China State Food and Drug Administration (“SFDA”) for the commercialization and marketing of ferumoxytol within the PRC and upon any other co-developed indications being approved by the SFDA for their commercialization and marketing within the PRC. Further to these milestone payments, the Company is also required to pay a royalty determined based on the Company’s future sales of ferumoxytol.  The upfront payment paid by the Company was expensed when incurred and charged to R&D costs for the year ended December 31, 2008, because the upfront payment was for obtaining the licensing right to commercialize and market ferumoxytol and has no other alternative use.

Ferumoxytol was approved on June 30, 2009 by the U.S. Food and Drug Administration (“FDA”) to treat iron deficiency anemia in CKD patients and was launched commercially in the U.S. by AMAG in July 2009.

In January 2010, the Company submitted an application for a registration clinical trial to SFDA in the PRC for ferumoxytol.

(b)               APGC

In March 2010, the Group entered into a strategic alliance with APGC, a Hong Kong based therapeutic research company, to research, develop and commercialize best-in-

class targeted cancer therapeutics focusing on programmed cell death, or apoptosis. Apoptosis targeted small molecules have the potential to play a key role in the next generation of highly effective targeted cancer drugs. The arrangement also involves Ascentage SH, a PRC domestic company under common control with APGC (Note 7).

Under the terms of the agreements between the Group and APGC, and the Group and Ascentage SH, the Group made a total consideration of RMB20,131,000 (US$3,000,000) in equity investment and R&D funding. Pursuant to the agreements, the Group acquired 40% equity interests in both APGC and Ascentage SH; and RMB17,000,000 (US$2,526,000) in funding APGC apoptosis related R&D programs (“APGC R&D programs”). A joint steering committee with equal members from the Group and APGC was also set up to monitor the progress of the APGC R&D programs. In return, the Group was granted the exclusive right in mainland China to develop and commercialize the cancer therapeutics that are developed through APGC R&D programs, while APGC will retain the rights in Hong Kong, Taiwan and Macau. As of December 31, 2010, RMB5,000,000 (US$758,000) of the RMB17,000,000 prepayment has been utilized and expensed as R&D costs in the statements of income and comprehensive income. The Group may be required to pay future milestone payments and royalty payments to APGC after the PRC commercialization. Such terms are still under negotiation.

As of December 31, 2010, the Group has determined that APGC and Ascentage SH are VIEs but the Group is not the primary beneficiary as the Group does not have the power to direct or control the operational activities that most significantly impact the economic performance of the VIEs. As such, the Group accounts for their investment in APGC and Ascentage SH as equity method investments. As required by ASC 810-10, the Group will continually assess whether they are the primary beneficiary of APGC and Ascentage SH.

A tabular comparison of the carrying amount of the Group’s investment in both APGC and Ascentage SH, by category, as at December 31, 2010 and the maximum exposure to loss, is listed below:

	Carrying value of investment in VIE
	Equity investment	R&D prepayment	Total	Maximum exposure to loss
	RMB ’000	RMB ’000	RMB ’000	RMB ’000
APGC	794	2,000	2,794	3,131
Ascentage SH	3,041	10,000	13,041	17,000

As APGC and Ascentage SH are both incorporated as limited liability companies, the Group’s maximum loss is limited to its investment cost as the Group is not obligated to fund losses of APGC and Ascentage SH.

(c)               Isotechnika Pharma Inc. (“Isotechnika”)

In August 2010, the Group entered into a licensing, development and commercialization agreement with Isotechnika, a Canada-based company focused on the discovery and development of immune modulating therapeutics, for voclosporin, a next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases.

Under the terms of the agreement, the Group obtained exclusive rights to all transplant and autoimmune indications of voclosporin, exclusive of ophthalmic indications and medical devices which were previously licensed to others, in the greater PRC, including Hong Kong and Taiwan. Under a separate commercial supply agreement, Isotechnika will provide supply to the Group on a cost-plus basis.

The Group also made an upfront non-refundable licensing payment of US$1,500,000 in December 2010 and may be required to pay milestone payments when certain criteria are met, as well as ongoing royalties based on sales of voclosporin. The upfront licensing payment was expensed as R&D costs for the year ended December 31, 2010 as it was determined that it had no alternative use.

In addition, the Group invested US$4,500,000 (equivalent to RMB29,700,000) in  Isotechnika through a three-year convertible debenture with interest rate of 7% per annum, which was fully converted into 30,734,877 shares of Isotechnika’s common shares at a fixed conversion price of Canada $0.155 per share. As of December 31, 2010, the Group held an 18.94% equity investment in Isotechnika and is entitled to nominate one member to Isotechnika’s six-member Board of Directors. The Group’s equity interest in Isotechnika is classified as available-for-sale equity securities as the Group does not exercise significant influence over Isotechnika.

(d)               EnzymeRx, LLC (“EnzymeRX”)

On November 4, 2010, the Group acquired the worldwide rights, exclusive of Taiwan, of Pegsiticase (or “Uricase-PEG 20”), from EnzymeRX, a U.S. based biotechnology company for total consideration of US$6,250,000 (equivalent to RMB41,250,000). Pegsiticase is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (PEG). Pegsiticase is being developed for the treatment of refractory gout, tumor lysis syndrome and Lesch-Nyhan syndrome.

The Group accounted for the acquisition of worldwide rights as an acquisition of tangible and intangible assets, principally comprised of IPR&D, patents and office equipment. The total consideration was allocated to the tangible and intangible assets acquired, based on their relative fair values on the acquisition date. The Group engaged an independent valuer to assist in the valuation of the assets acquired at the acquisition date.

The Group determined the useful lives of the definite-lived intangible assets which include China and U.S. IP rights to be 20 years and 14 years, respectively.

(e)               Uricase Therapeutics, Inc., (“Uricase”)

In November 2010, the Group invested US$200,000 (equivalent to RMB1,320,000)  in a Convertible Promissory Note (the “Note”) issued by Uricase, a U.S. based development-stage company established in November 2010. As of 31 December 2010, Uricase has not been involved in any operational activities and the Group’s investment representss the majority of the subordinated financial support provided to Uricase.

The Group has determined that Uricase is a VIE; however, the Group is not the primary beneficiary as the Group does not have the power to direct or control the operational activities that most significantly impact Uricase’s economic performance. As required by ASC 810-10, the Group will continually assess whether they are the primary beneficiary of Uricase. Pursuant to the Note agreement, contingent upon a financing from third party investors before December 31, 2011, the Group will have the option to convert the Note to Uricase’s common shares at 80% of the common share’s issuance price, or choose to redeem the Note with accrued interest of 7.5% per annum, compounded quarterly. However, if a financing is not completed by December 31, 2011, the outstanding principal and accrued interest is forgiven. As such, the Group’s maximum exposure to loss is the initial investment of US$200,000 (RMB1,320,000).

The Note is recorded as a non-current available for sale security. As of December 31, 2010, no impairment charge was recorded on the Note.

17.  Taxations

(a) Income taxes

Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Collected Mind, are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company or Collected Mind, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

U.S. Tax

IP Series and Assets Series, as part of 3SBio, LLC, are subject to U.S. taxes. For the year ended December 31, 2010, IP Series has no U.S. taxable income and Assets Series was assessing its U.S. franchise tax obligation and had submitted an application for the extension of filing federal taxes return before the tax filing deadline.

Hong Kong Tax

Hong Kong profits tax has not been assessed on HK Sunshine as the Group had no assessable profits arising in Hong Kong during the year ended December 31, 2010.

PRC Tax

Under the current PRC Enterprise Income Tax (“EIT”) Law which has been effective since 2008, domestic enterprises and foreign investment enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoyed the tax holidays.

Further, according to the new EIT law, entities that qualify as High and New Technology Enterprise (“HNTE”) are entitled to the preferential EIT rate of 15%. On December 5, 2008, Shenyang Sunshine obtained the HNTE certificate that entitles the preferential EIT rate of 15%, which was effective retroactively from January 1, 2008, to December 31, 2010.  Other PRC entities are subject to EIT rate of 25% effective from January 1, 2008.

Under the New EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will be subject to the EIT on its worldwide income. The Implementation Regulations of the New EIT Law further defines effective management as substantial and overall management having control over production and business operations, personnel, accounting and properties of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31,

2010, the Company has not accrued for PRC tax on such basis. Management will continue to monitor its tax position.

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

Shenyang Sunshine, as an advanced technology enterprise, is entitled to an extra 50% reduction on qualified R&D expenditures.

Income tax expense represents PRC income tax as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Current	10,040	13,327	20,697	3,136
Deferred	1,609	(1,591)	1,075	163

Total	11,649	11,736	21,772	3,299

The components of income before income tax expense are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

PRC	73,429	105,039	137,141	20,779
Other Countries	(22,787)	(9,868)	(34,083)	(5,164)

	50,642	95,171	103,058	15,615

The income before tax expense for Other Countries refers to the Company and Collected Mind located outside the PRC.

Following is a reconciliation of total income tax expense to the amounts computed by applying the PRC income tax rate of 25% for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000
Income before income tax Expense	50,642	95,171	103,058	15,615
Computed tax expense at statutory rate of 25%	12,661	23,793	25,765	3,904
Increase/(reduction) in income taxes:
International rate differences	5,687	2,467	5,277	797
PRC preferential tax rates	(6,770)	(10,476)	(11,523)	(1,743)
Non-deductible expenses	456	269	847	128
Non-taxable income	(56)	(3,160)	(56)	(8)
Change in valuation allowance on deferred tax assets	535	(247)	1,176	178
Tax concession for R&D costs	(800)	(852)	(1,706)	(258)
Withholding income tax	—	—	2,163	327
Others	(64)	(58)	(171)	(26)

Income tax expense	11,649	11,736	21,772	3,299
Effective tax rate %	23.0%	12.3%	21.1%	21.1%

As of December 31, 2010, the Group has unused tax losses of RMB3,546,000 (US$534,000).  The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000

2011	78	11
2012	—	—
2013	233	34
2014	313	46
2015	2,922	443

	3,546	534

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Property, plant and equipment	125	281	43
Accounts receivable	571	530	80
Long-term receivable	—	75	12
Inventories	64	98	15
Accrued expenses	1,843	2,372	359
Deferred grant income	—	—	—
Deferral of R&D costs for tax purposes	204	167	25
Tax loss carryforwards	156	865	131
Accrued interest on inter-company loans	1,324	—	—

Total deferred tax assets	4,287	4,389	665

Less: Valuation allowance	(641)	(1,817)	(275)

Net deferred tax assets	3,646	2,571	390

Consolidated balance sheet classification:

Current	2,079	2,198	333
Non-current	1,567	373	57

Total	3,646	2,571	390

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	1,553	1,252	641	97
(Credited)/charged to income	535	(247)	1,176	178
Tax losses expired during the year	(836)	(364)	—	—
Change in enacted tax rates	—	—	—	—

Balance at end of year	1,252	641	1,817	275

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management provided valuation allowances of RMB641,000 and RMB1,817,000 (US$275,000) as of December 31, 2009 and 2010, respectively. Management believes that the deferred tax assets, net of the valuation allowances as of December 31, 2009 and 2010, are more likely than not to be realized.

As of December 31, 2010, the Company intends to reinvest indefinitely the earnings of its foreign subsidiaries. Determination of the amount of the unrecognized deferred tax liability related to distributing these earnings is not practicable. Further, the Company has not recorded deferred tax on the outside basis of Liaoning Sunshine, the VIE of the Group, as Liaoning Sunshine has an accumulated loss.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income. As of

December 31, 2010, there is no significant tax uncertainty impact on the Company’s financial position and result of operations.

In accordance with ASC 740-10, the Group did not have any significant unrecognized tax benefits for the years ended December 31, 2009 and 2010. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The income tax returns of the Group’s operating entities in the PRC for the years from 2007 to 2010 are open to examination by the PRC state and local tax authorities.

(b)               PRC value added tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sales of pharmaceutical equipments and products by the Group’s PRC-based subsidiaries and consolidated VIE are subject to an output VAT of 17%, while the purchase of products by these entities is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT.

18.  Share-based compensation

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “2006 Plan”) pursuant to which the shares, share options, restricted shares and restricted share units (“RSU”) of the Company can be granted to directors and employees upon the approval by the board of directors or the compensation committee of the board of directors.  Under the 2006 Plan, the Company is authorized to issue up to 10,000,000 shares plus a number of shares equal to 10% of any additional shares of the Company issued following the date of the adoption of the 2006 Plan by the board of directors. The 2006 Plan will remain in effect for ten years from the date of adoption, unless otherwise extended. The term of each option granted under the 2006 Plan may not exceed five years from the date of grant.

On March 31, 2010, the Company adopted the 2010 equity incentive plan (the “2010 Plan”) which provides for the grant of share options, share appreciation rights, dividend equivalent rights, shares, restricted shares and restricted share units of the Company to employees, directors and consultants. Under the 2010 Plan, the Company is authorized to issue up to 22,500,000 ordinary shares, subject to possible adjustments. The 2010 equity incentive plan is administered by the board of directors and the compensation committee of the board of directors. With respect to the grant of awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards. The purpose of the plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business. The 2010 Plan became effective starting April 2010. It will continue in effect for a term of ten years unless terminated sooner.

(a)               Nonvested Shares and Restricted Share Units (“RSUs”)

In April 2010, the Company granted 68,446 and 2,558,500 shares to independent directors and executive management, respectively. There are no transferability restrictions attached to the shares. Grants to independent directors will vest evenly every six months in the next year from the grant date; while grants to the executive management will vest on the fourth anniversary of the grant date.

In June 2010, the Company granted 35,000 shares to independent directors. There are no transferability restrictions attached to the shares. All shares have vested before December 31, 2010.

A summary of the status of the Company’s nonvested shares and RSUs as of December 31, 2009 and the changes during the year ended December 31, 2010, is presented below:

		Weighted average		Weighted average
		grant-date		grant-date
	Nonvested	fair value		fair value
	Shares	(per share)	RSUs	(per RSU)
		US$		US$
Nonvested at December 31, 2009	178,234	0.9849	3,797,500	1.5529
Awarded	2,661,946	1.5769	—	—
Vested	(154,124)	1.2720	(949,375)	1.5529
Forfeited	—	—	—	—
Nonvested at December 31, 2010	2,686,056	1.5551	2,848,125	1.5529

As of December 31, 2010, total unrecognized compensation costs related to nonvested shares and RSUs amounted to RMB17,959,000 (US$2,721,000) and RMB13,820,000 (US$2,094,000), respectively, which is expected to be recognized over a weighted-average period of 3.23 years and 1.92 years, respectively. The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010, was nil, RMB365,000 and RMB11,024,000 (US$1,670,000), respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation. The aggregate intrinsic value of nonvested shares and RSUs as of December 31, 2010 was RMB79,208,000 (US$12,002,000).

(b) Share Options

In 2009, the Company changed the valuation technique it uses to estimate the fair value of options awarded from the Black-Scholes option-pricing model to a lattice-based model as the latter provides a better estimate of fair value. This change in valuation technique was treated prospectively.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	Year ended December 31,
	2008	2009	2010*
Expected volatility	74% -83%	75%	N/A
Weighted average expected volatility	83%	75%	N/A
Expected dividends	Nil	Nil	N/A
Expected term (in years)	3-3.9	4.2	N/A
Risk-free interest rate	4.30%-4.80%	1.77%	N/A

* N/A for 2010 because no share options were granted in 2010.

In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the share option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, compensation cost could be materially impacted.

The following table summarizes the share option activity for the year ended December 31, 2010:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Life	intrinsic
	Options	Price	Years	value
		US$		US$
Outstanding, December 31, 2009	3,070,303	0.96	3.13	3,070,000
Granted	—	—
Expired	—	—
Forfeited	(32,491)	2.60
Exercised	(909,188)	1.10

Outstanding, December 31, 2010	2,128,624	0.90	2.43	2,692,000
Vested and expected to vest at December 31, 2010	2,035,281	0.91	2.39	2,562,000
Exercisable at December 31, 2010	961,894	1.06	1.44	1,071,000

The aggregate intrinsic value in the table above represents the value of the Company’s closing stock price on the last trading day in 2010 in excess of the exercise price of share options. Total intrinsic value of share options exercised for the three years ended December 31, 2008, 2009 and 2010 was nil, US$14,000 and US$4,940,000 (RMB 32,604,000), respectively.

As of December 31, 2010, total unrecognized compensation costs related to unvested share options amounted to RMB798,000 (US$121,000), which is expected to be recognized over a weighted-average period of 0.75 years. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation costs related to these awards may be different from the expectation.

The table below summarizes the weighted average fair value and exercise price of share options granted:

Year ended December 31,
	2008	2009	2010
Weighted average grant-day fair value of share options granted during the year:
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	US$0.73 per share option	US$0.41 per share option	N/A
Weighted average exercise price of share options granted during the year
Where exercise price is lower than market price	—	—	—
Where exercise price is equal to market price	US$1.16 per share option	US$0.78 per share option	N/A

The total fair value of share options vested during the years ended December 31, 2008, 2009 and 2010 was RMB3,552,000, RMB2,637,000 and RMB3,281,000 (US$497,000), respectively.

(c)                                  Compensation cost

Total compensation cost (for shares, RSUs and share options) recognized is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	370	557	1,007	153
Research and development costs	521	1216	6,864	1,040
Sales, marketing and distribution expenses	1000	577	907	137
General and administrative expenses	3,097	4,210	15,720	2,382

Charged to income statement	4,988	6,560	24,498	3,712
Capitalized as property, plant and equipment	328	198	189	29
Total share-based compensation cost	5,316	6,758	24,687	3,683

19.  Long-term receivables

Long-term receivables, net, consist of the following:

	December 31,
	2009	2010	2010
	RMB’000	RMB’000	US$’000

Long-term receivables	—	3,416	518
Less: Allowance for doubtful accounts	—	(858)	(130)
Total long-term receivables, net	—	2,558	388

The allowance for doubtful accounts was charged to the consolidated statement of income and comprehensive income during 2010. The Group’s long-term receivables are due from third-party customers, and are to be repaid in monthly instalments over the next 3.5 to 5 years. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

20.  Other income, net

The Group’s other income, net, consists of the following:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000
Recovery of investor relationship fees	—	1,159	2,065	313
Exchange gains/(losses)	2,435	596	(249)	(38)
Gain/(loss) on disposal of property, plant and equipment	(519)	(320)	257	39
Withholding business tax	—	—	(1,082)	(164)
Others	(20)	160	315	48

Total other income, net	1,896	1,595	1,306	198

21.   Related party transactions

The Company’s related party transactions are all incurred in the normal course of conducting its business, and are all with its equity investees, APGC and its wholly owned subsidiary, Ascentage Jiangsu, as well as Ascentage SH. The related party transactions represent the R&D expenses incurred on APGC R&D programs, and the prepayments to related parties represents the upfront R&D funding for the APGC R&D programs.

A summary of these transactions for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

R&D costs	—	—	5,000	758

The prepayment to related parties balances as of December 31, 2008, 2009 and 2010 are as follows:

	As at December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000

Prepayment of R&D costs	—	—	12,000	1,818
Total	—	—	12,000	1,818

22.    Commitments and contingencies

(a)           Operating lease commitments

The Group leases land from the PRC government under operating leases. Operating lease charges are prepaid in full at the inception of the lease. The Group also leases staff quarters and motor vehicles under operating leases.  The leases typically run for a period of one year. None of the leases include contingent rentals.

For the years ended December 31, 2008, 2009 and 2010, total rental expenses for operating leases, including land lease expense, were RMB1,761,000, RMB1,183,000 and RMB885,000 (US$131,000), respectively. The operating lease commitments of approximately RMB849,000 (US$129,000) as of December 31, 2010, including RMB778,000 due in 2011 and RMB71,000 due in 2012.

(b)           Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2010 were RMB16,876,000 (US$2,493,000). The capital commitments as of December 31, 2010 are all due within the next year.

23. Accumulated balances related to each component of other comprehensive income

	Net unrealized gain/(loss) on available-for- sale securities	Foreign Currency Translation Adjustments	Accumulated other Comprehensive loss
Balance as of January 1, 2008	298	(48,636)	(48,338)
Current year other comprehensive Loss	(903)	(52,885)	(53,788)
Balance as of December 31, 2008	(605)	(101,521)	(102,126)
Current year other comprehensive income	1,205	313	1,518
Balance as of December 31, 2009	600	(101,208)	(100,608)
Current year other comprehensive income/(loss)	21,335	(10,258)	11,077
Balance as of December 31, 2010	21,935	(111,466)	(89,531)
Balance as of December 31, 2010 (US$)	3,323	(16,886)	(13,563)

The net unrealized holding gain/(loss) on available-for-sale securities arising during the year and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings and recognized in other comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB’000	RMB’000	RMB’000	US$’000
Net unrealized gain/(loss) in available-for-sale securities arising during the year	(24,289)	(1,808)	21,335	3,233

Less: reclassification adjustment for realized gain/(loss) included in net income on disposal of available-for-sale securities	(18,995)	1,611	—	—

Less: reclassification adjustment for realized gain/(loss) included in net income on providing impairment on available-for-sale securities	(4,391)	(4,624)	—	—

Net unrealized gain/(loss) in available-for-sale securities recognized in other comprehensive income	(903)	1,205	21,335	3,233

24. Fair value measurement

ASC 820-10- Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace;

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale securities, at fair value. Cash and cash equivalents, restricted cash, time deposits with financial institutions, debt and equity marketable securities are valued using quoted market prices. The Uricase Note was initially recognized at the purchase price. The fair value as of December 31, 2010 was determined by using the income approach based on inputs that are unobservable in the market. As of December 31, 2010, the fair value of Uricase Note approximates the cost of the investment of US$200,000.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	As of December 31, 2009
	Quoted prices in active market for identical Assets	Significant unobservable inputs	Total fair value
	(Level1)	(Level 3)	(RMB’000)	(US’000)

Cash and cash equivalent	262,767	—	262,767	38,496
Restricted cash	9,300	—	9,300	1,362
Time deposits with financial institutions	468,451	—	468,451	68,628
Available-for-sale securities	11,407	—	11,407	1,671

	751,925	—	751,925	110,157

	As of December 31, 2010
	Quoted prices in active market for identical Assets	Significant unobservable inputs	Total fair value
	(Level 1)	(Level 3)	(RMB’000)	(US’000)

Cash and cash equivalent	153,250	—	153,250	23,220
Restricted cash	1,662	—	1,662	252
Time deposits with financial institution	498,405	—	498,405	75,516
Available-for-sale securities	62,044	1,320	63,364	9,601

Total	715,361	1,320	716,681	108,589

The following table presents the reconciliation for the Group’s assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

	Significant Unobservable inputs(Level 3)
	(RMB’000)	(US$’000)

Balance at December 31, 2009	—	—
Purchases	1,320	200
Changes in unrealised gain(loss) included in other comprehensive income	—	—

Balance at December 31, 2010	1,320	200

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, including IPR&D, and fixed assets, would be measured at fair value only if they were determined to be other-than-temporarily impaired.

For the year ended December 31, 2010, the Group did not recognize any impairment loss on non-financial assets.

25.  Subsequent events

(a)  Grant of restricted shares

On March 11, 2011, the Company granted restricted shares to employees and directors pursuant to the 2010 equity incentive plan (the “2010 Plan”). The total number of the restricted shares awarded is 2,343,110 shares. The restricted shares granted to Company’s employees will cliff vest on the fourth anniversary and the restricted shares to the independent directors will vest in two equal tranches after six months and one year after the date of grant.