Form 20-F/A
period 2009-12-31
3SBio Inc.
filed 2011-11-03
CIK 1383790

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
Large accelerated filer      Accelerated filer   ☒
   Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board      Other  

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes☐    No  ☒

EXPLANATORY NOTE

3SBio Inc. (“Registrant”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 previously filed with the Securities and Exchange Commission (the  “Commission” ) on June 25, 2010 (“Original 20-F Filing”).

Summary of Changes

This Amendment No. 1, and Amendments  No.2 and No.3 as separately filed, to the Original 20-F Filing on Form 20-F/A (respectively “Amendment No. 1”, “Amendment No. 2”, and “Amendment No. 3”, and, together, "Amendments") are being filed with respect to:

(1) Exhibit 4.7 “Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd.” and

(2)  Exhibit 4.8 “Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and, Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd.”

in response to the review comments by the Commission regarding the confidential treatment request, by:

Adding to the Original 20-F Filing all contents of the Appendices of Exhibit 4.7 and the Appendices of Exhibit 4.8 except those files not subject to public filing as permitted by the approval of the confidential treatment request, (such contents as hereby publicly filed, respectively, “Exhibit 4.7 Appendices Public Documents”, and “Exhibit 4.8 Appendices Public Documents”).

EDGAR File Number Limitation

Due to the number of files technically allowable in the Edgar system in a single filing being limited,  the Exhibit 4.7 Appendices Public Documents and Exhibit 4.8 Appendices Public Documents are filed in three Amendments of No. 1 to 3.

Specific Changes in this Amendment:

•	Exhibit 4.7:

(1)	The description of the Appendices, appearing at the end of Exhibit 4.7 “English Translation of the Contract Form”, is revised.

3

(2)
An Index to Exhibit 4.7 Appendices Public Documents and the English translation copy of each of the Exhibit 4.7 Appendices Public Documents are added to and as a part of the publicly filed Exhibit 4.7.

Confidential Contents Omitted

IN THE CONTRACT FORM AND THE APPENDICES, “ ***** ” INDICATES THAT CERTAIN MATERIAL, WITH ASTERISKS AS PLACEHOLDERS, HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Limited Amendment

Except as specifically and expressly disclosed in this filing, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing, or reflect any events having occurred after the filing of the Original 20-F Filing on June 25, 2010.

All statements in this Explanatory Note are subject to and qualified by the full contents of the Amendment No. 1 .
______________________________________________________________________

PART III

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

4.2**	First Amendment to 2006 Stock Plan

4.3**	2010 Equity Incentive Plan

4

4.4
Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on April 21, 2009)

4.5**
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
Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd., dated Mar.30, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment; and, this exhihit as filed in this Amendment amends and replaces the existing Exhibit 4.7 in the Original 20-F Filing in its entirety.)

4.8#
Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and, Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated  July 3, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment; and, this exhihit as filed in the Amendment No.2 and Amendment No..3 amends and replaces the existing Exhibit 4.8 in the Original 20-F Filing in its entirety.)

8.1**	List of Subsidiaries of 3SBio Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.4*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.4*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Ernst & Young Hua Ming

15.2**	Consent of KPMG
*	Filed herewith.
**	Filed with the Original 20-F Filing.
#	Filed in Amendment No.2 and Amendment No.3

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: November 3, 2011

6