Form 20-F/A
period 2009-12-31
3SBio Inc.
filed 2011-11-03
CIK 1383790

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

Summary of Changes

This Amendment No. 3, and Amendments  No.1 and No. 2 as separately filed, to the Original 20-F Filing on Form 20-F/A (respectively “Amendment No. 1”, “Amendment No. 2”, and “Amendment No. 3”, and, together, "Amendments") are being filed with respect to:

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

Specific Changes in this Amendment:

•
Exhibit 4.8:  The English translation copy of each of the Exhibit 4.8 Appendices Public Documents starting from Ex 4.8.52, inclusive, (as listed and labeled in Index to Exhibit 4.8 Appendices Public Documents (“4.8 Index”), which 4.8 Index is filed in Amendment No.2)  are added to and as a part of the publicly filed Exhibit 4.8.

Confidential Contents Omitted

IN THE CONTRACT FORM AND THE APPENDICES, “ ***** ” INDICATES THAT CERTAIN MATERIAL, WITH ASTERISKS AS PLACEHOLDERS, HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

3

Limited Amendment

Except as specifically and expressly disclosed in this filing, this Amendment No. 3 does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing, or reflect any events having occurred after the filing of the Original 20-F Filing on June 25, 2010.

All statements in this Explanatory Note are subject to and qualified by the full contents of the Amendment No. 3 .
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

4

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

4.8##
Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and, Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated  July 3, 2009 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment; and, this exhihit as filed in this Amendment No. 3 and Amendment No. 2 amends and replaces the existing Exhibit 4.8 in the Original 20-F Filing in its entirety.)

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
##
Exhibit 4.8 Contract Form, 4.8 Index, and all documents listed and labelled in 4.8 Index from Ex 4.8.2 to Ex 4.8.51, inclusive, are filed in Amendment No.2;  and all documents listed and labelled in 4.8 Index after Ex 4.8.52, inclusive, are filed in this Amendment No.3.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: November 3, 2011

6