Form 20-F
period 2011-12-31
3SBio Inc.
filed 2012-04-30
CIK 1383790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 20-F
___________

(Mark One)

[_]     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011

or

[_]     Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to ______

or

[_]     Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number 001-33295
_______________

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
________________________

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

154,473,159 ordinary shares, par value US$0.0001, as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]              No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_]              No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]              No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [_]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]             Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes[_]                  No [X]

3SBIO INC.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2011

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
•

To the extent available and not at unreasonable costs to us, if determined to facilitate better shareholder communications, at our sole discretion, we may from time to time choose to discuss certain events, developments, or issues after the end of the subject year, or any information not required to disclose, in the annual report on Form 20- F, and may not do so, with respect to other than selected information, or in any future periods.

Cautionary Statement concerning Forward-looking Statements:

Statutory Safe Harbor

This annual report on Form 20−F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws.

What are Forward-looking Statements

Certain statements, other than statements of historical facts, included or incorporated by reference in this report, may address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, including, but not limited to, such things as or as related to, business growth and prospects, operation objectives, market size, as may be indicated by patient numbers or disease prevalence estimates, our business strategy, competitive strengths, future government policies and regulations and impact, product pricing trends, regulatory review, approval, and certification progress, product development and launch, research and development progress, prospect for partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Such statements may be considered forward-looking statements. References to future successes of our company are usually forward-looking statements. Forward-looking statements include information about possible or assumed future financial condition and results of operations of the Company.

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

Our actual operation results, performance or financial conditions could differ materially from those contained in forward-looking statements due to a number of factors, including: regulatory actions such as adverse drug pricing adjustments; competition from other domestic and foreign pharmaceutical companies and their products; changes in China's healthcare insurance system, particularly in various government sponsored programs, as to coverage and reimbursement limits and otherwise; changes in the government medical procurement and the competitive bidding system; changes in other Chinese government policies and regulations; risks and uncertainties related to collaboration, joint venture, and partnerships, including deal consummation risks; our ability to enhance existing products and develop, obtain government approvals for, and market new indications or future generations of our existing products and new products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; the segment market growth for our products; market acceptance of our products and hospital or patient demand for our products; our ability to improve and expand our production, sales and distribution network and other aspects of our operations; our ability to diversify our product portfolio; our ability to effectively protect our intellectual property; our ability to identify and acquire new medical technologies, products and product candidates; other changes in the healthcare industry in China ; and fluctuations in general economic and business conditions in China.

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

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and therefore, also the forward-looking statements based on these assumptions, could prove to be inaccurate or incomplete.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements (“Financial Statements”) for such periods, which are included elsewhere in this annual report. The selected consolidated financial data presented below for the years ended December 31, 2007 and 2008, and the balance sheet, dated as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements for such periods, but not included in this annual report.

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

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Selected Statement of Income Data:
Net revenue (1):	180,173	243,245	316,920	418,628	541,614	86,054
Cost of revenue	(17,427)	(21,741)	(25,236)	(41,650)	(58,073)	(9,227)
Gross profit	162,746	221,504	291,684	376,978	483,541	76,827
Total operating expenses	(113,134)	(173,325)	(206,627)	(288,880)	(361,895)	(57,499)
Income from operations	49,612	48,179	85,057	88,098	121,646	19,328
Total other income, net	35,395	2,463	10,114	14,960	14,724	2,339
Income before income tax expenses	85,007	50,642	95,171	103,058	136,370	21,667
Net income attributable to 3SBio Inc.	81,513	39,542	83,435	81,286	108,573	17,251
Basic weighted average number of shares outstanding	146,646,049	151,655,631	150,606,317	151,241,036	153,310,128	153,310,128
Diluted weighted average number of shares outstanding	146,715,042	151,712,749	151,034,192	154,131,768	157,148,685	157,148,685
Net income attributable to 3SBio Inc. per share, basic	0.56	0.26	0.55	0.54	0.71	0.11
Net income attributable to 3SBio Inc. per share, diluted	0.56	0.26	0.55	0.53	0.69	0.11
Net income attributable to 3SBio Inc. per ADS, basic	3.89	1.82	3.87	3.76	4.96	0.79
Net income attributable to 3SBio Inc. per ADS, diluted	3.89	1.82	3.87	3.69	4.84	0.77

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	USD
Selected Balance Sheet Data:
Cash and cash equivalents	811,026	439,237	262,767	153,250	245,813	39,056
Restricted cash	-	-	9,300	1,662	665	106
Time deposit with financial institutions	-	293,809	468,451	498,405	519,201	82,493
Total assets	973,475	952,918	1,053,461	1,186,397	1,311,110	208,315
Total liabilities	29,134	32,523	41,223	50,344	65,904	10,471
Capital stock	122	121	121	123	124	20
Total shareholder’s equity	944,341	920,395	1,012,238	1,136,053	1,245,206	197,844

Selected Cash Flow Data:
Net cash provided by operating activities	68,762	60,468	88,638	58,133	137,111	21,785
Net cash used in investing activities	(36,491)	(368,889)	(266,114)	(165,234)	(52,322)	(8,313)
Net cash provided by/(used in) financing activities	801,745	(14,467)	132	6,763	15,963	2,536
_________________
(1)	Net revenue consists of the invoiced value of goods sold, net of: value-added taxes, or VAT; discretionary sales returns; and trade discounts and allowances.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenue and operating expenses are denominated in Renminbi. However, for the convenience of readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using the current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB6.2939 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 30, 2011.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate for U.S. dollars in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank. On March 30, 2012, the latest practicable date, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2975 to $1.00.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period

2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7689	6.8330	6.6000
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975

_________________

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated from the daily rates during the month.

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

We are largely dependent on sales of our erythropoietin, or EPO, product, which we market under the name of EPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Revenues from sales of EPIAO accounted for 61.9%, 59.9% and 58.7% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We have continued our efforts to promote EPO products in 2012 and expect that sales of EPIAO will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from EPIAO will have a direct negative impact on our business, financial condition and results of operations. Our EPO franchise and associated revenues could be adversely affected by a variety of factors, including, but not limited to:

  increased competition;

  pricing pressure caused by competition, government policies, or otherwise;

  new product introductions;

  intellectual property issues;

  problems with raw materials supply;

  disruptions in manufacturing or distribution;

  the inability to market effectively our products;

  newly discovered safety, side effects or other product issues; and

  negative perception or insufficient recognition of EPIAO by the medical community or other key parties such as third party payers.

Beginning in 2006, there have been over-usage and safety concerns in the U.S. and some other regions in regard to EPO products, and there have been ongoing review and scrutiny by the US FDA. We are not aware of similar developments in China. However, if such developments occur, our business may be negatively affected.

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

  the safety and effectiveness of the product;

  the effectiveness of our efforts to market our products to hospitals and physicians;

  the product’s cost effectiveness;

  the prevalence and severity of side effects; and

  the product’s perceived advantages and disadvantages relative to competing products or treatments.

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

We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We plan to continue to search for in-license and acquisition opportunities and invest in research and development; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will be materially and adversely affected.

Our products face substantial competition, and we may not be able to compete effectively against current and future competitors.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated.

  EPIAO competes with both existing EPO drugs and new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Harbin Pharmaceuticals, Beijing Sihuan, Shanghai Kelong, Chengdu Di’ao Jiuhong Pharmaceutical Factory and others.

  Competitors for Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd., Nanjing Hencer Pharmaceutical Co., Ltd. and others.

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

An increasing number of foreign pharmaceutical companies have introduced their products into the Chinese market. Subsequent to the reduction of import tariffs pursuant to China’s WTO obligations, the selling prices in China of imported pharmaceuticals have become more competitive. Also, foreign pharmaceutical manufacturers have set up domestic production bases in China leading to increasing direct competition.

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

In order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities, or even engage in irrational or predatory pricing behavior. In addition, our competitors may engage in improper or unfair conducts, or even illegal acts. Third parties may actively engage in activities designed to undermine our brand name or to influence customer confidence in our products.

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

Our TPIAO product had market exclusivity under a regulatory monitoring period through May 2010, during which other pharmaceutical companies were prohibited from manufacturing or importing similar drugs. Since the monitoring period has expired, other pharmaceutical companies in China may apply for approval of the SFDA to manufacture similar drugs using similar formulae or production techniques.

With respect to TPIAO or any other current or future product of ours, if other manufacturers introduce products substantially similar to ours, we will face more competitive pressure in the market and our sales and profit margin may be adversely affected.

Our business depends on our Shenyang Sunshine and EPIAO brands, and if we are not able to maintain and enhance our brands to sustain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Shenyang Sunshine and EPIAO brands has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Shenyang Sunshine and EPIAO brands is critical to our competitive advantage.

In order to further penetrate the markets and launch new products, we must expand our manufacturing and sales and marketing efforts. Maintaining quality and cost-effectiveness may be more difficult to achieve.

While our sales and marketing staff will continue to promote our brand to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

We may pursue collaborations, in-licensing arrangements, joint ventures, acquisitions, strategic alliances, partnerships, or other strategic initiatives or arrangements, which may fail to produce anticipated benefits, or adversely affect or disrupt our business.

As part of our business strategy, we continually pursue opportunities of collaboration, in-licensing, joint ventures, acquisitions of products, assets, technologies, or businesses, strategic alliances, or partnerships that we believe would be complementary to or promote our existing business.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, acquisitions, or other strategic arrangements may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all.

We have limited experience with respect to these business development activities. Management of a license arrangement, collaboration, joint venture, or other strategic arrangement or integration of acquired assets or businesses may adversely affect or disrupt our current business, decrease our profitability, or cause us to incur significant expenses, or divert management resources that otherwise would be available for our existing business. We may not realize the anticipated benefits of any such transaction or arrangement.

Furthermore, partners, collaborators, or other parties to such transactions or arrangements may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons, including, due to risks or uncertainties related to their business and operations. There may be conflicts or other collaboration failures and inefficiencies between us and the other parties.

Such transactions or arrangements may also require or stand in need of actions, consents, approvals, waivers, participation or involvement of various degrees from third parties, such as regulators, government authorities, creditors, license grantors or grantees, related individuals, suppliers, distributors, shareholders, or other stakeholders or interested parties. We may not obtain such required or desired actions, consent, approval, waiver, participation or involvement on a timely basis, on acceptable terms, or at all.

We may not achieve one or more of our projected goals, objectives, milestones or targets as to various aspects of our business and operations, in the time frames we announce and expect, or at all.

We may set forth goals, milestones or targets in public announcements, releases and disclosures, regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports, such as this annual report, and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these objectives, goals, milestones or targets as planned, the price of our shares could decline.

We may be classified as a passive foreign investment company, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

We may be classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, particularly for the taxable year ended December 31, 2008 (“Year 2008”) and the taxable year ended December 31, 2009 (“Year 2009”).

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” (the “income test”) or 50% or more of the value of our assets consists of “passive assets” (the “asset test”). For this purpose, cash and other liquid assets are generally classified as passive assets and goodwill and other unbooked intangibles may generally be classified as active assets. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the operation cash inflow. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may fluctuate.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. For the taxable year ending December 31, 2012, the PFIC status cannot be determined until after the end of the year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for Year 2008 and Year 2009, and , to our knowledge, there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for Year 2008 and Year 2009. If we were to be or become classified as a PFIC for any particular taxable year during which a U.S. investor holds our ADSs or ordinary shares, such U.S. investor may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares; and, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor holds our ADSs or ordinary shares. See “Item10.E --- Taxation - United States Federal Income Tax Considerations for U.S. Persons” for more detailed discussions on PFIC matters.

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

While we have long-standing business relationships with most of our distributors, we do not have long-term contracts with any distributor except for in our export sales, which in the past 5 years represents approximately 5% or less of our total net revenue. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. In each of the past three years, sales to our top five distributors accounted for 30% to 40% of our total net revenue.

For more information, see “4.B.5 Marketing, Sales and Distribution.”

If any large distributor was to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause disruptions to our revenue and profitability.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Dr. Jing Lou, to manage our operations. We also depend on our key research personnel such as Dongmei Su, our vice president of research and development (“R&D”) and chief technology officer. In addition, we also rely on sales personnel and other personnel with industry knowledge, to market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Dr. Lou, would have a material adverse effect on our business and operations. In addition, although Dr. Lou and Dr. Su have each signed a non-competition agreement with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute.

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

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We try to protect the products and technology that we consider important to our business by filing PRC patent applications, securing pharmaceutical regulatory protection, establishing and enforcing confidentiality contractual obligations, relying on trade secrets, or employing a combination of these methods.

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

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, due to, among other causes, lack of procedural rules for discovery and evidence, low damage awards and lack of judicial independence. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

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

We typically generate higher levels of revenues during the second half of the year, primarily because of the tendency of hospitals to place more orders prior to the year-end holiday season and the fact that more people visit hospitals in the second half of the year, resulting in more prescriptions by physicians during this period.

Generally, our quarterly and annual operating results are affected by a number of factors, such as:

  seasonal spending patterns of Chinese consumers, including hospitals, dialysis centers and clinics;

  changes in pricing policies by us, our competitors or the government;

  the timing and market acceptance of new products and product enhancements by us or our competitors;

  the loss of key sales personnel or distributors;

  our involvement in litigation;

  changes in government policies or regulations; and

  a downturn in general economic conditions in China.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2011, and our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011. See “Item 15. Controls and Procedures.”

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

Other risks and uncertainties may include: particular local forms of products liabilities and regulations with respect to pharmaceutical products; obligations to comply with a wide variety of foreign laws and other regulatory requirements; political instability; economic instability and recessions; changes in tariffs; difficulties of managing foreign operations generally; increased risk of exposure to terrorist activities; financial condition, expertise and performance of our international distributors; export license requirements; unauthorized re-export of our products; potentially adverse tax consequences; and inability to effectively enforce contractual or legal rights; and language and cultural conflicts.

There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.

We rely on contractual arrangements with our affiliated variable interest entity, Liaoning Sunshine Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, and its shareholder, Mr. Dan Lou, to maintain control over the business and operations of Liaoning Sunshine. Mr. Dan Lou is our former chairman and the father of Mr. Jing Lou, our chairman and CEO. Liaoning Sunshine holds the rights to our in-licensed product, Iron Sucrose Supplement; in addition, Liaoning Sunshine Science and Technology Development Co. Limited (“LSSTD”), a wholly-owned subsidiary of Liaoning Sunshine, is the principal party in our collaboration with DaVita Inc. (“DaVita”) to provide kidney care services in two Chinese provinces, as set forth under Item 8 and Exhibit 4.10.

These contractual control arrangements may not be as effective in providing control over Liaoning Sunshine as direct ownership. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, refuses to perform any contractual obligations to us, we could be affected. Dr. Jing Lou is the CEO and a director of LSSTD. While Dr Lou as our Chairman and CEO has a fiduciary duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his duties towards Liaoning Sunshine. We are party to a purchase agreement, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Mr. Dan Lou, if and when PRC law permits. We may not receive any required regulatory approval on a timely basis, or at all.

In addition, although we believe we comply with current PRC regulations, we cannot assure you that the PRC authorities would agree that our arrangements with Liaoning Sunshine comply with PRC licensing, registration, tax or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Any of these risks may affect adversely our economic and voting control over Liaoning Sunshine, which could in turn materially and adversely affect our business, results of operations, and financial condition. For more information, please see “4.C Organizational Structure” and “7.B Related Party Transactions – Transactions with Liaoning Sunshine”.

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

In order to manufacture pharmaceutical products in China, we are required to apply for and obtain a pharmaceutical manufacturing permit from the provincial level food and drug administrative authority. In addition, in order to manufacture and market any drug in China, we are required to apply for and obtain permits and certificates from the SFDA, including the new drug certificate, drug registration certificate (which includes the issuance of a drug approval number) and GMP certificate. (Chinese GMP refers to guidelines and regulations issued from time to time pursuant to PRC laws as part of quality assurance to ensure that products subject to those guidelines and regulations are consistently produced and controlled to the quality and standards appropriate for their intended use.) We are required to renew the pharmaceutical manufacturing permits, drug registration certificates and GMP certificates periodically, generally every five years. China SFDA and other Chinese regulatory agencies operate under considerable time and resources constraints. There may be various factors and risks that impact on the process of obtaining or renewal of these certificates, permits, or similar regulatory approvals. If we are unable to obtain or renew such permits or certificates or any other regulatory approvals required for our operation on a timely basis, or at all, we may be prevented from engaging in the manufacture of our products, or suffer other possible negative consequences, and our business may be adversely affected.

Changes in compliance standards, laws, regulations and regulatory practices may prohibit or render more restrictive certain business activities, increase compliance costs or otherwise adversely impact our operations, profitability or financial position.

For more information, please refer to “4.B.11—Regulations”.

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

  the failure to demonstrate safety and efficacy in preclinical and clinical trials;

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

  be delayed in obtaining marketing approval for our product candidates;

  not be able to obtain marketing approval; or

  obtain approval for indications that are not as broad as intended.

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

New pharmaceutical products must be approved by the SFDA before they can be marketed and sold in China. The SFDA requires successful completion of clinical trials and demonstrated manufacturing capability before the grant of approval. Clinical trials are expensive and their results are uncertain. It often takes multiple years before a medicine can be ultimately approved by the SFDA. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining SFDA approval for our product candidates, or possibly preclude us from obtaining SFDA approval. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The SFDA and other regulatory authorities operate under considerable time and resource constraints. There may be various factors and risks that impact on the process of regulatory review and approvals. The SFDA and other regulatory authorities may not approve the products that we develop, and even if we do obtain regulatory approvals, such regulatory approvals may take longer than expected or desired, or may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

The pricing of all of our products is subject to government approval, controls, and other regulations. Price-related government actions or measures may limit our profitability or cause us to stop marketing in a region or even stop manufacturing certain products.

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

In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive tendering processes for EPIAO, TPIAO and our legacy products every year or every few years, or as otherwise required by the relevant government authorities, with a designated price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by any local government falls below our costs, we may stop marketing such products in that region or even stop manufacturing such products. See “4.B.11-b.3 Distribution.”

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

The emphasis of China's health care reform on affordability of medical care may continue to exert price pressure on drug prices; and the uncertainties related to the reform and any adverse developments may further impact on the pricing of our products. For example, our core products EPIAO and TPIAO are currently not included in the National Essential Drugs Registry (see Item 4.B.11-b.5 "- National Essential Drugs Registry"), which inclusion would likely to exert more downward pricing pressure.

Rapid changes in the pharmaceutical industry may render our products obsolete.

The pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial knowhow and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our ability to:

  improve our existing products;

  diversify our product portfolio; and

  develop new and competitively priced products which meet the requirements of the constantly changing market.

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

3.D.3 Risks Related To Doing Business In China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products; and could otherwise materially and adversely affect our business, operations or competitive position. Developments in China’s healthcare policy may adversely affect us. Changes and developments in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.

All of our operations are located in China, and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to:

  the extent of government involvement;

  the level of development;

  the growth rate;

  the control of foreign exchange;

  the allocation of resources;

  an evolving regulatory system; and

  the level of transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically, among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; and if there is a slowdown, such a slowdown may have a material negative effect on us.

The Chinese government implements various measures intended to encourage economic growth and guide the allocation of resources. These measures may include differential policies towards specific groups of pharmaceutical companies, such as promotion of traditional medicines or state-owned companies, or investments in biopharmaceutical companies competing against us, which may have an adverse effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Further, any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented reform measures allowing more free play of market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The Chinese government has implemented a comprehensive healthcare reform from 2009. The reform may not achieve the intended goals in one or more aspects, and consequently, any possible positive benefits in regard to our business and operations flowing from the reform measures, such as greater market demand, may not materialize. We are limited in our ability to predict the current and future effects of the healthcare reform, which could be materially adverse in one or more ways to our business, financial condition or results of operations.

Changes and developments in China’s economic, political and social conditions could adversely affect our financial condition and results of operations. In particular, the pharmaceutical market may grow at a slower pace than expected. An outbreak of avian flu, SARS, swine influenza or other epidemics in China could adversely affect our business, financial condition or results of operations.

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

Further, if we are deemed a PRC resident enterprise under the EIT law, our shareholders and ADS holders that are nonresident could be subject to the withholding income tax, or WHT, upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China. The WHT rate is generally 10% to enterprises and 20% to individuals. It is unclear whether, if we are deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries.

Alternatively, if we, as to the holding entities outside China, are deemed non-resident enterprise, the WHT may apply to the dividends (and interests on intercompany loans) paid by our PRC subsidiaries to the holding entities outside China. For the information regarding our holding structure, please refer to “4.C Organization Structure”.

We have received various preferential tax treatments under the EIT law and its predecessor laws with respect to our operations and business. Shenyang Sunshine Pharmaceutical Company Limited, or Shenyang Sunshine, our wholly-owned PRC subsidiary, has been certified as a “New and High Technology Enterprise” that entitled it to a preferential EIT rate of 15% effective from January 1, 2011, to December 31, 2013. This and other past or future preferential tax treatments may expire, or be repealed, discontinued or otherwise modified, such that our tax burden could be materially increased.

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

On July 21, 2005, the exchange rate of U.S. dollar to Renminbi ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi has been pegged since that date to a basket of currencies, which components are adjusted based on changes in market demand and supply under a set of systematic principles. Since 2005, the Chinese government has widened the daily trading band for Renminbi against non-US dollar currencies from 0.15% to 1% to improve the flexibility of the new foreign exchange system. On June 20, 2010, the People’s Bank of China announced that the PRC government will pursue further reform and enhance the Renminbi exchange rate flexibility. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies, any of which could give rise to uncertainties in our financial condition and results of operations. The Renminbi appreciated by approximately 31.4% against the U.S. dollar from July 21, 2005 to December 31, 2011.

Any appreciation of the Renminbi may subject us to increased competition from imports; and any devaluation of the Renminbi may adversely affect the value of our net assets, earnings and financial results, and declared dividends in foreign currency terms, as well as our ability to import raw materials and equipment and service our foreign currency obligations. For example, to the extent that we need to convert our U.S. dollars holdings into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Our operations are subject to the uncertainties and particularities associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. PRC administrative and court authorities also have significant discretion in interpreting and enforcing statutory and contractual terms. It thus may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Vis-à-vis our competitors, depending on the government agency or how an application or a case is presented to such agency or other factors, we may receive less favorable application of law. In addition, any litigation or legal proceeding in China may be protracted and result in substantial legal costs and diversion of resources and management attention. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local rules and regulations by national law, the overturn or modification of the lower-level authority’s decisions at the higher level, or the changes in judiciary and administrative practices. As a result, there is substantial uncertainty as to the legal protection available to us or to our investors.

There may be difficulties in effecting services of process and seeking recognition and enforcement of foreign judgments in China.

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

We are subject to restrictions on foreign investment imposed by PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, the latest version ("Catalogue") of which became effective on January 30, 2012, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

We believe our business as structured is in due compliance with the Catalogue and other currently effective Chinese law and regulations. Kidney care services currently allows foreign ownership of up to 70%; and LSSTD is the principal party in our collaboration with DaVita, with us only exercising control over LSSTD through contractual arrangements with Liaoning Sunshine, LSSTD's parent. As the Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, Ernst & Young Hua Ming, as an auditor of the companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspection of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

  changes in financial estimates by securities research analysts;

  announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

  announcements of technological or competitive developments;

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

  economic, regulatory or political developments in China; and

  sales of additional ordinary shares or ADSs, or increased supplies of ordinary shares or ADS, or the perception that such sales or supplies might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

There have been a recent surge of lawsuit filings, regulatory actions, and hostile market manipulations against US-listed Chinese companies, based on allegations of accounting fraud, inadequate disclosure and improper transactions between related parties, and other issues. This development may adversely affect the market price of our ADSs and may affect us in other ways.

Dr. Jing Lou, our chairman and chief executive officer, and his father, Mr. Dan Lou, control a number of shares sufficient to influence corporate actions.

Dr. Jing Lou, our chairman and chief executive officer, and his father, Mr. Dan Lou, together owned or controlled approximately 9.71% of our outstanding ordinary shares as of December 31, 2011. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have voting power to influence the outcome of corporate actions submitted to the shareholders for approval and could otherwise influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares and ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected. In addition, our articles of association provide that only a third of our board members must stand for re-election at any annual meeting.

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

You may be subject to limitations on transfers of your ADSs; your right to participate in any future rights offerings may be limited; and you may not receive cash dividends or other distributions in certain cases.

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

Your right to participate in any future rights offerings may be limited, if we are not able to register in the United States the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or to establish an exemption from the registration requirements, which may cause dilution to your holdings.

In addition, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution of cash dividends or other distributions available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

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

In addition, as a foreign private issuer, we are not required to follow all the NASDAQ’s corporate governance requirements and certain other NASDAQ rules. As a result, holders of our ADSs may not have the same protection afforded to the shareholders of the companies that are subject to additional NASDAQ corporate governance requirements and rules. Please refer to “Item 16G Corporate Governance” for more information.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited, because, we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China and the majority of our directors and officers reside outside of the United States.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

4.A.1 Corporate Information

3SBio Inc. is an exempted company limited by shares in the Cayman Islands, incorporated in August 2006, under the Cayman Islands Companies Law (2011 Revision).

Our principal executive offices are located at No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang 110027. Our telephone number at this address is (86-24) 2538-6000.

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

In addition, please refer to “4.C Organization Structure” for information concerning our affiliated entity, Liaoning Sunshine, whose equity interests we divested as part of the corporate reorganization in November 2006. Please also see Note 1 of the Financial Statements for additional information on our corporate organization.

4.A.2 Principal Capital Expenditures and Divestures

In each of the fiscal years 2009, 2010 and 2011, our capital expenditures, or cash outflow to purchase property, plant and equipment and intangible assets, to acquire equity interests in non-consolidated affiliates, and other investment payments were RMB95.8 million, RMB85.2 million and RMB56.9 million (US$9.0 million), respectively. Historically, capital expenditures were incurred for constructing manufacturing facilities, purchases of production and office equipment, and research laboratory and facilities renovations. In May 2011, we acquired a patent for consideration of RMB8.1 million (US$1.3 million). In December 2011, we paid RMB9.8 million (US$1.6 million) to acquire a land use right with a useful life of 50 years. Barring any new developments, at this time our capital expenditures in 2012 are expected to be approximately USD5 million to USD10 million, a major portion of which is expected to relate to payments for procurement of manufacturing equipment for our recently completed plant and construction of facilities for dialysis related business. We plan to finance these expenditures with a combination of cash generated from our operating activities and existing funds.

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

For the years ended December 31, 2009, 2010 and 2011, EPIAO generated approximately 61.9%, 59.9% and 58.7% of our total revenue, respectively. According to data derived from IMS Health and internally, EPIAO continued to be the market leader in China both in terms of revenues and sales volume, with market shares of 42.7% and 27.4%, respectively, at the year end of 2011. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, and 10,000 IU strengths. We launched these EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. In 2011, we received from SFDA the license to produce and sell EPIAO in 36,000 IU strength, the only dosage form of this kind available in China. The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, expected to provide greater convenience for both patients and caregivers.

Our proprietary product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending in each of the fiscal years 2009, 2010 and 2011 as our second largest revenue contributor, accounting for 28.3% and 30.7%, and 30.4% of our revenues for 2009, 2010 and 2011, respectively. We will continue to promote TPIAO products to diversify our revenue sources. A new indication for our TPIAO to treat immune thrombocytopenia (ITP) was approved for manufacturing by SFDA in 2011, which may further enhance TPIAO's revenue contribution.

For the three years ended December 31, 2009, 2010 and 2011, approximately 2.2%, 1.8% and 1.5%, respectively, of total revenue were generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

We in-licensed a prescription iron sucrose supplement product, which we began to market in August 2006. Liaoning Sunshine holds the license to Iron Sucrose Supplement. For the three years ended December 31, 2009, 2010 and 2011, approximately 3.4%, 4.1% and 4.6%, respectively, of our total revenue were generated by sales of Iron Sucrose Supplement.

We are actively pursuing eight product candidates in late-, mid- and early-stage clinical and pre-clinical development. These product candidates include: (1) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; (2) Voclosporin, an in-licensed next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases; (3) Pegsiticase (Uricase-PEG 20), a modified pegylated recombinant uricase derived from Candida utilis, being developed for the treatment of refractory gout and tumor lysis syndrome; (4) NuPIAO, our second-generation EPIAO; (5) a HPV vaccine for the prevention of cervical cancer; and, (6) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases. In addition, we have a targeted cancer therapeutic development program through collaboration, focusing on programmed cell death, or apoptosis, which at this time includes (1) a pan-Bcl-2 inhibitor for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer; and (2) a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia.

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage of our total sales, at 4.4% in 2011, we plan to expand exports because of growing opportunities, particularly, in the global market for biosimilar products, which are new versions of biopharmaceutical products whose patents have expired.

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

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB897.1 million (US$142.5 million) in 2011, representing an approximately 19.7% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China, with market shares of 27.4% and 42.7%, respectively, at the year end of 2011. We have sold over 22.0 million vials of EPIAO since 1999.

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

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO is an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched our pre-filled syringe EPIAO format in June 2007. In As announced in February 2010, we submitted the application to SFDA for a Phase I clinical trial for NuPIAO, our second-generation EPIAO product candidate. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO.

In 2011, we received from SFDA the license to produce and sell EPIAO in 36,000 IU strength, the only dosage form of this kind available in China. The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, which in turn is expected to provide greater convenience for both patients and caregivers.

TPIAO

We launched TPIAO, our internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. In 2011, our total revenues from TPIAO sales were RMB164.8 million (US$26.2 million), accounting for 30.4% of our overall revenues for the year. With respect to TPIAO for the treatment of immune thrombocytopenia, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them, we have received the manufacturing approval for this indication from SFDA, as announced in January 2011.

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

4.B.1.4 Three-Year Net Revenues Breakdown by Product

The following table sets forth our net revenues by product and as a percentage of our total net revenues for the years indicated.

	For the years ended December 31,
	2009		2010		2011			2011 vs 2010
	RMB'000%		RMB'000%		RMB'000	US$'000%		RMB'000%
Domestics sales
EPIAO	196,080	61.9%	250,854	59.9%	317,889	50,507	58.7%	67,035	26.7%
TPIAO	89,679	28.3%	128,717	30.7%	164,839	26,190	30.4%	36,122	28.1%
Intefen	5,522	1.7%	5,358	1.3%	5,229	831	1.0%	(129)	-2.4%
Inleusin	1,607	0.5%	2,041	0.5%	2,788	443	0.5%	747	36.6%
Iron Sucrose Supplement	10,715	3.4%	17,187	4.1%	24,859	3,950	4.6%	7,672	44.6%
Export sales	13,216	4.2%	12,211	2.9%	23,890	3,796	4.4%	11,679	95.6%
Other	101	0.0%	2,260	0.6%	2,120	337	0.4%	(140)	-6.2%
Total	316,920	100.0%	418,628	100.0%	541,614	86,054	100%	122,986	29.4%

4.B.1.5 Product Pipeline

We focus our research and development efforts on both novel and validated protein-based therapeutics for the treatment of diseases in the areas of nephrology, oncology, supportive cancer care, inflammation and infectious diseases, and other selected areas. Our product pipeline, which we expect will be a key contributor to our future growth, consists of eight product candidates in various stages of development. We employ a market-driven approach to our research and development efforts, and our team utilizes the latest molecular biology and biochemical techniques and technologies to develop promising product candidates. Our diversified product pipeline includes: (1) Feraheme® (ferumoxytol), an in-licensed intravenous iron replacement therapeutic agent used to treat iron deficiency anemia in chronic kidney disease (CKD) patients and in patients requiring hemodialysis; (2) Voclosporin, an in-licensed next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases; (3) Pegsiticase (Uricase-PEG 20), a modified pegylated recombinant uricase derived from Candida utilis, being developed for the treatment of refractory gout and tumor lysis syndrome; (4) NuPIAO, our second-generation EPIAO; (5) a human papilloma virus, or HPV, vaccine for the prevention of cervical cancer; and, (6) an anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases. In addition, we have a targeted cancer therapeutic development program through collaboration, focusing on programmed cell death, or apoptosis, which at this time includes (1) a pan-Bcl-2 inhibitor for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer; and (2) a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia.

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

The table below** summarizes the respective point of development in China for our product candidates as of December 31, 2011:

*Developed by Ascentage Shanghai Pharmaceutical Co., Ltd
**The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in Item 3.D “Risk Factors”.

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration, or US FDA. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to: “Phase I”, evaluation of safety; “Phase II”, evaluation of safety, dosing and efficacy; “Phase III”, larger scale evaluation of safety and efficacy.

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB897.1 million (US$142.5 million) in 2011, representing a compound annual growth rate (CAGR) of approximately 19.7% from 2003 to 2011.

EPIAO is utilized as a replacement protein therapy to restore EPO to normal or physiological levels, stimulate red blood cell production and relieve the symptoms of anemia, thereby improving the quality of life for patients with renal disease and cancer in addition to reducing the need for continuous blood transfusions. Our EPIAO products are available in five different strengths (2,000 IU/vial, 3,000 IU/vial, 4,000 IU/vial, 10,000 IU/vial and 36,000IU/vial) and approved for three distinct medical indications. To date, no other EPO product has been approved in China for all three indications.

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

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the 40 consecutive quarters ending with the first quarter of 2012. EPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug, for the treatment of anemia associated with chronic renal failure, and on the provincial medicine catalog for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. (See “4.B.11-b.5 Consumer --- Urban personnel basic medical insurance program.”) According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 42.7% and 27.4% respectively at the year end of 2011.

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, 10,000 IU strengths. We launched these EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home.

In 2010, we submitted the application for a Phase I clinical trial to SFDA for NuPIAO, our second-generation EPIAO. NuPIAO is a highly glycosylated ESA (erythropoiesis-stimulating agent) with extended half-life and increased biologic activity. We believe that it is comparable to Amgen’s Aranesp. We have already filed a patent application in China for NuPIAO.

In 2011, we received from SFDA the license to produce and sell EPIAO in 36,000 IU strength, the only dosage form of this kind available in China. The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia (such treatment option available since 2004 in the United States and 2006 in the United Kingdom), allowing for less frequent administration than lower dosage forms, which in turn is expected to provide greater convenience for both patients and caregivers, for the rapid restoration of hemoglobin to normal levels.

Competitive Advantages:

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

Broadest applications and specifications. Since 2002, our EPIAO products have been the only EPO products approved for each of the following three indications: anemia associated with chronic renal failure; red blood cell mobilization; and chemotherapy induced anemia in cancer patients. We provide our EPIAO products in five dosage forms to meet the needs of our patients and their doctors, with the new 36,000 IU strength dosage being the highest dosage formulation of an EPO drug on the Chinese market.

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

TPIAO

TPIAO is our recombinant human thrombopoietin product and we were the first company in the world to research, develop and commercialize a recombinant human thrombopoietin product. TPIAO was launched in January 2006 for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB89.7 million, RMB128.7 million and RMB164.8 million (US$26.2 million) for the years ended December 31, 2009, 2010 and 2011, respectively. TPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug for work injury insurance, and is recently added in the provincial catalogue of Shanghai, Heilongjiang, Shan'xi, and Hainan to treat chemotherapy-induced thrombocytopenia.

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

TPIAO was approved in May 2005 for treatment of chemotherapy-induced thrombocytopenia with a monitoring period of five years, which expired in May 2010. During the monitoring period, other pharmaceutical companies generally were prohibited from manufacturing or importing a similar drug. Since the monitoring period has now expired, other manufacturers in China may apply for approval of the SFDA to conduct clinical trials and then to manufacture and market their TPO products. However, we are not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product, and the SFDA review process usually spans multiple years. In addition, we expect that our technology know-how in respect to TPIAO provide us with significant competitive advantage. TPIAO is a unique molecule, the molecular structure of which is heavily glycosylated and presents a manufacturing barrier. We also believe that any new entrants into the TPO market could contribute to the overall market growth for this product.

We have two issued patents in relation to TPIAO.

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

In the Phase III trial that we completed, which was a multicenter, randomized, placebo-controlled study in 120 ITP patients, all patients were administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group was administered an additional 1.0 μg (or microgram)/kg TPIAO once daily for 14 days. The primary endpoint of this trial was the measurement of platelet counts during the 14 day treatment.

We have received SFDA approval for manufacturing as announced in January 2011.

Legacy Products

In addition to EPIAO and TPIAO, we market two protein-based therapeutics, Intefen and Inleusin, which used to be significant contributors to our overall revenue. Due to unfavorable pricing and increased competition, we refocused our sales and marketing efforts since early 2004 and no longer heavily market these products with our own sales force.

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

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB5.2 million (US$0.8 million) in 2011, representing a decrease of 2.4% over 2010.

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

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB2.8 million (US$0.4 million) in 2011, representing an increase of 36.6% over 2010.

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

This Iron Sucrose Supplement was launched in China in 2005 by Shenyang Borui Pharmaceutical Company Limited (“Borui”). Through Liaoning Sunshine, we in-licensed a five-year exclusive PRC distribution right for this product from Borui in May 2006. We began to generate revenues from the sale of Iron Sucrose Supplement in the beginning of 2007. We believe this product is complementary to our EPIAO product lines as we have a strong brand reputation in the nephrology market in China, and Iron Sucrose Supplement is designed to treat anemia associated with iron deficiency for patients with renal disease.

In 2008, we through Liaoning Sunshine entered into various agreements with Borui and Chengdu Tiantaishan Pharmaceutical Co. Ltd., or Tiantaishan, the manufacturer for this product, to acquire additional rights to the Iron Sucrose Supplement. Pursuant to these agreements, we hold the exclusive national distribution rights to this product until 2013.

Our Product Candidates

Ferumoxytol (Feraheme® )

As announced in May 2008, we entered into a development and commercialization agreement with AMAG Pharmaceuticals, Inc. (“AMAG”) (NASDAQ:AMAG), a US biopharmaceutical company, for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in CKD patients and in patients requiring hemodialysis.

Under the terms of the agreement, AMAG grants us exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to expand into additional indications. We are responsible for the clinical development, registration, and commercialization in the PRC, and we and AMAG have formed a joint steering committee that oversees and guides the development and commercialization of ferumoxytol in PRC. The agreement has an initial duration of 13 years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG retains all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to us at a predetermined supply price.

Ferumoxytol was approved in June 2009 by the U.S. Food and Drug Administration to treat iron deficiency anemia in CKD patients and launched commercially in the U.S. by AMAG in July 2009. We have submitted the application for a registrational clinical trial for Ferumoxytol to SFDA as of January 2010. Once approved by the SFDA, we will commence a multi-center randomized efficacy and safety study in China with approximately 200 CKD patients, measuring the mean change in hemoglobin from baseline at Day 35 after first dose.

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

Under the terms of the agreement, Isotechnika grants us exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux Biosciences, Inc. and Atrium Medical Corporation, respectively. We are responsible for the clinical development, registration and commercialization of voclosporin in China. Isotechnika will provide, under a separate agreement, commercial supply to us on a cost-plus basis. We have made an upfront non-refundable licensing payment of US$1.5 million to Isotechnika in December 2010. We may also pay milestone payments when certain criteria are met, as well as ongoing royalties based on our sales of voclosporin. In addition, we invested US$4.5 million in Isotechnika through a three-year convertible debenture with interest rate of 7% per annum, which were fully converted into common equity of Isotechnika at a conversion price of Canada $0.155 per share by November 2010. As of December 31, 2011, we held a 17.6% equity interest in Isotechnika and nominated one representative of ours to Isotechnika’s six-member Board of Directors.

In April 2010, voclosporin completed a phase IIb North American trial for the prevention of kidney rejection following transplantation. In the U.S., New Onset Diabetes after Transplant (“NODAT”) is common and has become a major concern in transplantation of all organs, and, in kidney transplantation, it is shown to be associated with inferior long term graft and patient survival while increasing the cost of patient management. Voclosporin appears to have not only demonstrated equal efficacy with improvements in safety, but to be easy to use for clinicians. We are ready to participate in the global phase III multi-center trial sponsored by Isotechnika, which, if successful, may considerably benefit regulatory review and approval process in China. It is estimated China has approximately 100,000 transplant recipients, a population which is growing by about 10,000 new patients per year.

On March 29, 2011 we submitted an application to the SFDA to conduct the multi-center phase III trial of voclosporin in China.

Apoptosis Collaboration Program

In March 2010, we entered into a strategic alliance with Ascentage Pharma Group Corporation, Ltd. (“APGC”), a Hong Kong based therapeutic research company, to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis. Apoptosis-targeted small molecules have the potential to play a key role in the next generation of highly effective targeted cancer drugs.

Under the terms of the agreements between us and APGC, and between us and APGC’s PRC affiliated entity, Ascentage Shanghai Pharmaceutical Co., Ltd (“Ascentage SH”), we paid a total consideration of approximately US$3 million, to fund APGC’s apoptosis related R&D programs (“APGC programs”), and for acquiring 40% equity interests in both APGC and Ascentage SH, and the exclusive right to develop and commercialize in mainland China the cancer therapeutics that are developed through APGC programs.

The alliance leverages APGC's expertise in structure-based small molecule design, leads optimization and preclinical development with our proven drug development and commercialization capabilities in China. This investment allows us to gain access to one of the best external science and small molecule drug discovery platforms in China.

Ascentage SH is a spin-off of Ascenta (Shanghai) R&D Center, a wholly owned subsidiary of Ascenta Therapeutics, Inc. (“Ascenta”). Ascentage SH has an established track record in late stage discovery, preclinical and IND enabling work, working with both China's SFDA and the US FDA. Ascentage SH focuses on research and development in oncology new chemical entity (NCE) drug using cutting edge apoptosis technology, building on molecules and compounds licensed from the University of Michigan. It aims to develop best-in-class targeted therapeutics for the unmet medical needs of both China and global markets.

APGC has acquired certain rights to Ascenta’s clinical stage, apoptosis-triggering small molecules, including the exclusive rights to an IAP inhibitor in mainland China, Hong Kong, Taiwan and Macau, as well as exclusive rights to a Bcl-2 inhibitor in all regions worldwide outside USA, Canada and Europe. The Bcl-2 inhibitor is a pan-Bcl-2 inhibitor in Phase II development for treating non-small cell lung cancer (NSCLC), the most common form of lung cancer. The IAP inhibitor, currently in pre-clinical development, is a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP) with a broad range of potential indications encompassing solid tumors and leukemia. Pursuant to our agreements as outlined above, we have the exclusive right to develop and commercialize in mainland China the Bcl-2 inhibitor and the IAP inhibitor through the APGC programs.

Pegsiticase

We have acquired worldwide rights, exclusive of Taiwan, of pegsiticase for all indications from EnzymeRx LLC (“EnzymeRX”), a U.S. based biotechnology company, for a total consideration of US$6.25 million, as announced in November 2010.

Pegsiticase (Uricase-PEG 20) is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (PEG), and is being developed for the treatment of refractory gout and tumor lysis syndrome. It has been shown to profoundly lower uric acid when administered as by intravenous infusion and intramuscular injection, and was safe and well-tolerated in a pair of phase I clinical studies sponsored by EnzymeRx. Pegsiticase has received Orphan Drug designation from U.S. FDA for refractory gout, tumor lysis syndrome and Lesch-Nyhan syndrome.

We intend to develop Pegsiticase in China and will seek partnerships for its development outside of China. Gout is a common rheumatic disease in China, with prevalence of gout and hyperuricemia estimated to be 0.22% –0.43% and 12.1% –25.2% respectively, according to Rheumatol Int ((2009) 29:481–490). The number of patients in China suffering from gout and hyperuricemia is expected to continue to grow rapidly due to changes in diet and lifestyle. While currently focusing on gout and hyperuricemia, we may choose to explore and develop the other indications in the future.

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

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we are developing in collaboration with Epitomics, Inc., a United States-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. Tumor necrosis factor α (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule, SSS07 is designed to prevent activation of the inflammation signalling cascade. Several TNF inhibitors developed by other companies have been approved by the US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab).

In March 2006, we entered into a collaboration agreement with Epitomics Inc., under which we are granted an exclusive, royalty bearing, non-transferable and perpetual license in the field of therapeutic usage in order to develop and conduct clinical trials to obtain SFDA approval for the humanized rabbit anti-TNF alpha monoclonal antibody compounds. Under the agreement, we are also granted the right to manufacture, sell, market and distribute (including distributions by engaging third parties) in China anti-TNF alpha monoclonal antibody therapeutics covered under the intellectual property rights owned by Epitomics. We were required to pay an upfront lump sum fee and a royalty payment equivalent to a certain percentage of the net sales of therapeutic products should they reach market. Under the agreement, we grants Epitomics the right to use all intellectual property generated during the development of the therapeutic product. However, if Epitomics uses this intellectual property for the development of the same therapeutic product outside of China, Epitomics shall pay us a royalty equivalent to a certain percentage of the financial benefit from licenses and product sales. If any new developments or agents are created as a result of the collaboration agreement, we will grant to Epitomics a “right of first refusal” with regard to the commercialization of such agents. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

4.B.2 Competition and Principal Markets

In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and the EPO products offered by domestic companies including Harbin Pharmaceuticals, Beijing Sihuan, Shanghai Kelong, Di’ao Group Chengdu Di’ao Jiuhong Pharmaceutical Factory and others. According to IMS Health data, for the past 40 consecutive quarters, EPIAO has been the China market leader, with, in terms of value, 42.7% of market share for 2011, and our closest competitor's market share at 12.5% . According to information of SFDA, EPIAO is also the only EPO approved in the treatment of chemotherapy related anemia; and according to our market data, we are also the only EPO vendor with 10,000 IU and 36,000 IU strength in China.

Competitors for the Iron Sucrose Supplement in China include Beijing Novartis Pharmaceutical Co., Ltd. and Nanjing Hencer Pharmaceutical Co., Ltd., and others.

While we believe TPIAO, our proprietary, internally developed protein-based therapeutic product, is the only recombinant human thrombopoietin, or TPO-based therapeutic, available in the Chinese market to date, the monitoring period for our TPIAO product expired as of May 2010, and other companies may, subject to the review and approval of the SFDA, conduct clinical trials and manufacture and market their TPO products. We are currently not aware of any clinical trial application for TPO products submitted to the SFDA, which must be completed prior to the application for manufacturing the product, and the SFDA review process usually spans multiple years. In addition, we expect that our technology know-hows in respect to TPIAO provide us with significant competitive advantage. TPIAO is a unique molecule, the molecular structure of which is heavily glycosylated and presents a manufacturing barrier. We also believe that any new entrants into the TPO market could contribute to the overall market growth for this product.

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

Please also see Item 3.D.1 -- "Our products face substantial competition, and we may not be able to compete effectively against current and future competitors" and -- "Our competitors may have the ability to manufacture pharmaceutical products substantially similar to ours".

4.B.2.1 Export Sales

In addition to our domestic sales, we currently export a part of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly in subsequent years, we have worked with local agents in countries in the Middle East, South America and Southeast Asia. Our export growth is driven by our compelling value proposition of world-class biological medicines at competitive prices.

Export sales accounted for 4.2%, 2.9% and 4.4% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

	For the Years ended December 31,
	2009	2010	2011
	(in thousands, RMB)
Revenues by geography
Egypt	1,210	1,611	10,145
South Korea	1,524	1,542	1,242
Brazil	2,375	568	1,153
Pakistan	3,108	1,699	2,084
Thailand	3,379	3,842	5,573
Bangladesh	1,004	1,403	1,192
Rest of World	616	1,546	2,501
Total revenues	13,216	12,211	23,890

EPIAO is registered in 17 countries and applications are in progress in other 8 countries, including Chile, Malaysia, Morocco, Russia, South Korea, Taiwan, Turkey, and Venezuela. TPIAO has been registered in Philippines and Dominica. Applications are in progress in Pakistan and Thailand. Intefen has been registered in 9 countries.

We believe market opportunities exist in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products), with respect to which we are preparing for the process of seeking requisite international certification and regulatory approvals.

4.B.3 Seasonality of Business

Not applicable.

4.B.4 Supply of Raw Materials

Our top five suppliers and the single largest supplier as a percentage of our total inventories purchased were 40.0% and 11.0%, respectively, for the year ended December 31, 2011. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. It is our current belief that our switching cost for our suppliers is not high because alternative suppliers are readily available.

4.B.5 Marketing, Sales and Distribution

Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC medical community for quality and reliability.

We maintain a sales and marketing force in 31 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2011, our principal products EPIAO and TPIAO were marketed by our 461 sales and marketing professionals and sold by our network of approximately 110 distributors to healthcare providers including, based on our internal estimates, approximately 3,535 hospitals, clinics and dialysis centers.

Our internal sales and marketing staff details our products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed and sold by distributors.

Our network of approximately 110 distributors distributes our own and our in-licensed products. We select our distributors based on their reputation, market coverage and sales experience. We conduct credit assessments of each of our distributor customers before we enter into a purchase agreement. We do not have an exclusive distribution arrangement with any of our distributors, and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

Hospitals in China typically purchase medical products on credit and sometimes do not make payment until more than a year after the purchase. By contrast, the average credit terms that we give to our distributors range from 30 days to 90 days, with the majority averaging around 83 days from the date of our delivery, regardless of whether payments from the hospital to the distributors are received. We believe by selling our products to distributors, we achieve an improved collection rate on our accounts receivable and reduce bad debt expense.

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

A significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. For in each of the past three years, sales to our top five distributors accounted for approximately 30% to 40% of our revenue. Sales to our top ten distributors accounted for approximately 54%, 54%, and 51% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

4.B.6 Research and Development

As of the date of December 31, 2011, our research and development team consisted of 30 research personnel and medical professionals, including three PhDs, one MD, and fifteen holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

We conduct research and development activities at our Shenyang facilities. To date, our primary sources of new clinical products have been our internal research and development activities and the licensing of compounds from third parties. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. For a detailed description of our product pipeline, see “4.B.1.5 Product Pipeline” and “4.B.1.6 Expanded Discussion of Products --- Our Product Candidates” above.

Our research and development expenses for the years ended December 31, 2009, 2010 and 2011 were RMB19.4 million, RMB39.4 million, and RMB41.8 million (US$6.6 million), respectively.

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

We currently own seven issued PRC patents relating to:

  the composition of matter of TPIAO, expiring in 2015;

  a method of manufacturing TPIAO, expiring in 2020;

  a method and application thereof relating to our manufacturing processes, expiring in 2021;

  the composition of matter of pegylated-uricase expiring in 2022;

  a formulation of EPIAO, expiring in 2023;

  a patent related to certain protein, expiring in 2015; and

  a method of manufacturing interleukin analogue, expiring in 2026.

We have filed two pending PRC patent applications related to, respectively, the manufacturing of a novel erythropoiesis stimulating protein analogue, and formulation and application of human papillomavirus vaccine. In addition, we have acquired a United State patent related to the composition of matter of pegylated-uricase expiring in 2021, and licensed PRC, Hong Kong and Taiwan patents related to voclosporin expiring in 2022.

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

Our license agreement with Panacor Bioscience Limited (“Panacor”), a Taiwanese biopharmaceutical company, grants us a license to the patent rights and know-how of ferric compounds or Nephoxil®, as announced in early 2010; in connection, we agreed to make an upfront equity investment in Panacor, which, however, did not receive the approval from relevant regulatory authorities .

4.B.8 Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing and formulation, fill and finish activities for the production of EPIAO, TPIAO, Intefen and Inleusin for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility, and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facilities are certified in accordance with Chinese GMP, and the GMP certificates are currently valid through 2015. We specialize in manufacturing proteins with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems.

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

We expect that our existing manufacturing facilities and outside sources will allow us to meet manufacturing needs for our commercial products and product candidates that are in clinical trials.

As part of our overall strategy to increase our manufacturing capacity, we have completed construction of additional manufacturing facilities in early 2010. Our new facilities will support the sustained growth of EPIAO and TPIAO in China, and serve as a key step towards exploring global biosimilar opportunities.

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

We implemented European Pharmacopoeia 2002 version on quality control in 2004. European Pharmacopeia of the Council of Europe is a wide range of active substances and excipients used to prepare pharmaceutical products in Europe. In September 2011, the SFDA approved our voluntary upgrade of manufacturing specifications to align EPIAO product quality with European Pharmacopoeia standards. Thus, we believe we are the only Chinese manufacturer with an approved product quality that meets both Chinese Pharmacopoeia and European Pharmacopoeia standards.

Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

4.B.9 Facilities

Our state-of-art manufacturing facilities are located in the Shenyang Economy & Technology Development Zone, where, after commissioning the additional facilities in 2010, we own four buildings with an aggregate of approximately 28,692 square meters of office, research and development, and manufacturing space. Our facilities in Shenyang consist of three separate divisions capable of producing bulk products, including bacterial expressed proteins and mammalian expressed proteins, and formulating final products. Our manufacturing facilities are equipped with state-of-art and top-line branded equipment, such as bioreactors, centrifuges, chromatography systems and lyophilizers. We own all of our manufacturing facilities in Shenyang. Please refer to “4.B.8 Manufacturing” for productive capacity, products, and other information. Our manufacturing facilities are compliant with Chinese environmental regulations.

In early 2010, we completed building additional manufacturing facilities in Shenyang. We commenced construction in November 2007, and have expended, including contracted amounts that are not yet paid, approximately RMB163 million as of December 31, 2011 for this construction project, inclusive of related machinery and equipment. The new facilities are estimated to increase our manufacturing capacity, subject to actual operating conditions and parameters, by approximately four times. We have funded such capital expenditures with a combination of cash generated from operating activities and the proceeds from our initial public offering in February 2007.

We have leased office space used for local sales and services in various cities of China.

The following table contains information concerning our significant real properties, all owned by us through Shenyang Sunshine:

Location	General Character, Size and Use of Property
Shenyang, China	approximately 28,692 square meters, used for office, manufacturing, and research and development.
Shenyang, China	400 square meters, used for general corporate purposes.
Beijing, China	1,000 square meters, used for sales and marketing and corporate purposes

We believe that our facilities and equipment are in good working condition.

4.B.10 Employees

We had 550,718 and 810 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2011:

As of December 31, 2011
Manufacturing and services	209
Research and development	30
General and administration	110
Marketing and sales	461
Total	810

From time to time, we may also employ independent contractors to support our marketing and sales and clinical support and research. We may hire additional employees for marketing and sales, customer service, manufacturing and assembly as we grow our business. We have a labor union in accordance with Chinese law and practice, and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, amounting to RMB3.9 million, RMB5.2 million and RMB8.2 million (US$1.3million) for the years ended December 31, 2009, 2010 and 2011 , respectively.

Also, in accordance with PRC regulations, we make annual contributions towards a housing fund, a supplemental medical insurance fund and a maternity fund.

4.B.11 Regulations

The pharmaceutical industry is heavily regulated in the PRC. This section summarizes the principal PRC regulations related to our business.

4.B.11-a Regulatory Authorities

In the PRC, the SFDA, is the authority that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established in 1998 as an organization under the State Council to assume the responsibilities previously handled by the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA and reported to the State Council until the MOH was reorganized and assumed administrative responsibility for the SFDA in March 2008.

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

  approving and issuing permits for the manufacture and export/import of pharmaceutical products, medical appliances and equipment and approving the establishment of enterprises to engage in the manufacture and distribution of pharmaceutical products; and

  examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

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

4.B.11-b.1 Drug Administration General

Drug administration laws and regulations

The PRC Drug Administration Law (amendment effective December 1, 2001) applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medicinal preparations of medical institutions and the research, development, manufacturing, packaging, distribution, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Implementation Regulations promulgated by the State Council, effective on September 15, 2002, provides detailed implementation regulations for the revised PRC Drug Administration Law.

4.B.11-b.2 Medicine Approval and Manufacturing

Examination and approval of new medicines

The SFDA promulgated the Administrative Measures on the Registration of Pharmaceutical Products on October 1, 2007, superseding prior regulations. Under the current regulations, the approval of new medicines requires the following steps:

  Upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine shall be submitted to the drug regulatory authorities at the provincial level for review. After completion of their review, such drug regulatory authorities shall submit their opinion and report to the SFDA for review;

  If all the requirements are complied with, the provincial FDA will issue a notice of acceptance of application and proceed with its assessment on whether or not to grant the approval for conducting the clinical research on the new medicine;

  After obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine, with Phase IV post- marketing study applicable in certain instances) at institutions with appropriate qualification:

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

  Phase IV is the clinical study after the new medicine is approved and enters into the market, targeting to investigate the efficacy and any adverse reactions of the drug under the conditions of mass use, and to evaluate the benefits and risks of its use among common and special patient groups and to improve drug dosage.

  After completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory authorities at the provincial level and shall provide raw materials of the standard products to the PRC National Institutes for Food and Drug Control;

  The drug regulatory authorities at the provincial level shall then review the relevant documents, conduct site inspections and sample examinations and thereafter submit their opinion, inspection report and other application materials to the SFDA for review;

  The PRC National Institutes for Food and Drug Control will arrange for the examination of the sample new drug supplied by the relevant medicine examination institutes and will then issue the examination result report to the SFDA; and

  If all the regulatory requirements are satisfied, the SFDA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid pharmaceutical manufacturing permit and satisfies the requisite production conditions for the new medicine).

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

China’s Guidelines on Good Manufacturing Practices for Pharmaceuticals, as amended in 2010, or the Guidelines, took effect on March 1, 2011 and set the basic standards for the manufacture of pharmaceuticals. The Guidelines cover issues such as production facilities, qualification of staff at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On August 2, 2011, the SFDA issued the Administrative Measures on the Certification and Regulation of Good Manufacturing Practice for Pharmaceuticals, which stipulates the procedures of GMP accreditation, including documents and materials to be submitted to the SFDA or to the relevant drug regulatory authorities at the provincial level and on-site and follow-up examinations to be conducted by the relevant SFDA agencies. The application for GMP certificate renewal must be submitted six months prior to its expiration date.

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

  wholesalers and retailers holding pharmaceutical trading permits;

  other holders of pharmaceutical manufacturing permits; or

  medical practitioners holding medical institution practice permits.

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

  retaining qualified personnel with pharmaceutical expertise as required by the law;

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

Restrictions on foreign ownership in pharmaceutical wholesale and retail businesses

Under Foreign Investment Industrial Guidance Catalogue, as amended, foreign investment in wholesale and retail sales and distribution of pharmaceutical products is not restricted.

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

Price control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue, as amended, or Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC and the relevant provincial or local price administration authorities. In respect of pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether it is a newly developed product, and the GMP compliance status.

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

Competitive bidding

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service. The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the province or local district in question. This bidding mechanism was first instituted in 2004 and has been adopted across China, with provincial variations.

4.B.11-b.4 Key Certificates and Permits

Shenyang Sunshine’s current pharmaceutical manufacturing permit was issued by Liaoning FDA on January 1, 2011 and will expire on December 31, 2015. Shenyang Sunshine’s current GMP certificate in relation to TPIAO was issued by the SFDA on July 12, 2010 and will expire on July 11, 2015. Shenyang Sunshine’s current GMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on February 10, 2010 and will expire on February 9, 2015. Liaoning Sunshine’s current pharmaceutical trading permit was issued by Liaoning FDA on December 30, 2009 and will expire on December 29, 2014. Liaoning Sunshine’s current certificate for good operation management practice, or GSP certificate, in relation to pharmaceutical wholesales was issued by Liaoning FDA on December 8, 2008 and will expire on December 7, 2013.

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

Government Medical Insurance Coverage

China has a complex government-sponsored medical insurance system that is currently undergoing reform. Generally, once those individuals covered by medical insurance have paid for medical services, they may seek available reimbursement according to applicable medical insurance programs in which they participate. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved treatment services. Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare are generally covered by one of two nationwide public medical insurance schemes, which are the Urban personnel basic medical insurance program launched in 1998 and the Urban Residents Basic Medical Insurance Program launched in 2007. Rural residents in China are generally covered under a New Rural Cooperative Medical Program launched in 2003.

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

In general, the reimbursement levels for covered medical expenses for urban non-employees and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. These government insurance programs usually maintain reimbursement lists of covered drugs. As part of the healthcare reform, the Chinese government has expanded the coverage of medical insurance programs, including extending coverage to 95% of the national population, increasing the government subsidies for the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program, and increasing the reimbursement caps for the social medical expense pools of the three medical insurance programs.

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

--- Reimbursement under the urban personnel basic medical insurance program

The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the Catalogue for the Program, and under which category a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including whether the medicine is consumed in large quantities and commonly prescribed for clinical use, and whether the medicine is considered to be important in meeting the basic healthcare needs of the general public. A program participant can be reimbursed for the full cost of a Category A medicine and generally 80% to 90% of the cost of a Category B medicine. Although it is designated as a national program, the implementation of the Program is delegated to various provincial governments, each of which has established its own medicine catalogue. A provincial government must include all Category A medicines listed in the Catalogue in its provincial medicine catalogue, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Category B medicines listed in the Catalogue from, its provincial medicine catalogue, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Category B medicines listed in the Catalogue. In addition, provincial governments may not downgrade a nationally classified Category A medicine to Category B.

According to the national guideline as issued by the State Council, the total amount of reimbursement for the cost of prescription and over-the-counter medicines, in addition to other medical expenses, for an individual program participant in a calendar year is generally capped at four times the local average annual salary level; all the costs below the reimbursement threshold and a percentage above the threshold need to be paid from the individual account, with the other portions paid from the social medical expense pool. The amount in a participant’s account varies, depending upon the amount of contributions made by the participant and his or her employer. Generally, program participants who are from relatively wealthier eastern parts of China or metropolitan areas have greater amounts in their accounts than those from less developed areas.

While inclusion of a medicine in the Catalogue or the provincial medical catalogues may improve the sales volume of the medicine, a selected medicine generally is subject to various price controls, including fixed retail price or retail price ceiling, and periodical government-imposed price adjustments.

National Essential Drugs Registry

As part of the healthcare reform, the PRC Ministry of Health has established the National Essential Drugs Registry, or Registry, which includes medicines selected with a view towards meeting the basic requirements of medical care in China. None of our products is included in the Registry. The Administration Measures for National Essential Drugs Registry (Tentative Implementation) was promulgated to accompany the Registry. Eligible participants in the government-sponsored medical insurance programs are entitled to reimbursement for varying percentages of the cost of the medicines that are included in the Registry. All the medicines in the Registry are subject to the government price control.

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

Patent enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as: (1) the loss actually suffered by the patent holder arising from the infringement; (2) if such actual loss cannot be ascertained, the benefit gained by the infringing party from the infringement; (3) if such actual loss or benefit cannot be ascertained, a reasonable amount by reference to certain times of the patent’s license fees; or (4) if damages cannot be established by method (1) through (3), court-ordered statutory damages in the range from RMB10,000 to RMB1,000,000. The reasonable costs expended by the patent holder to cause infringement to cease are required to be added to the amount calculated under (1) through (3) above.

Generally, as in other jurisdictions, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory license

Pursuant to the PRC Patent Law, as amended, the SIPO may, on the basis of the application of any entity or individual that is qualified to exploit an invention patent or utility model patent, grant a compulsory license to any such entity or individual if: (1) where, within three years of the date on which the patent right is granted and within four years of the date of patent application, the patent owner has not exploited the patent, or not done so adequately, without any reasonable justification; or (2) where, the patent owner's act of exploitation of the patent is held in accordance with law to be monopolistic and it is necessary to grant the compulsory license to remove or reduce any anti-competitive and adverse effect.

Additionally, under the PRC Patent Law as amended, for public health purposes, the SIPO may grant a compulsory license for manufacturing patented medicines and exporting them to countries or regions which comply with the provisions of relevant international treaties acceded to by the PRC.

A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. We believe no compulsory license has yet been granted by the SIPO.

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

  sale of commodities infringing upon the exclusive right to use the trademark;

  counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark as were counterfeited, or made without authorization;

  altering a registered trademark and putting commodities on which the altered registered trademark is used into the market without the consent of the trademark registrant; and

  otherwise infringing upon the exclusive right of another person to use a registered trademark.

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

  injunctions;

  requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

  damages (i.e; compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

  The amount of compensation is calculated according to either the gains earned by the infringer from the infringement or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains earned by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation up to RMB500,000.

  If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ.

4.B.11-c.3 Administrative protection and monitoring periods for new drugs

According to the Administrative Measures on the Registration of Pharmaceutical Products (promulgated first in 2002, revised in 2005 and 2007), with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs. The key element in determining the availability and duration of the monitoring period is the safety of the new drug. The SFDA will consider, among other things, whether the new drug has been previously launched domestically or overseas, what type of new drug it is and what process and technology are involved in the production of the new drug.

During the monitoring period of a new drug, the SFDA will not approve any other enterprise’s application to manufacture or import a similar new drug. After a new drug enters the monitoring period, for an application whose clinical trial has already been approved by SFDA, the application shall continue in the regular review process, and SFDA may approve the production or import of an application in compliance with the requirements, as well as monitor the new drug produced by the pharmaceutical manufacturer within the territory of China.

Any applicant objecting to the SFDA’s decision can appeal within 60 days after its receipt of the SFDA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the SFDA or file an administrative lawsuit with a court in China.

EPIAO for anemia associated with chemotherapy in cancer patients with non-myeloid malignancies held a 6-year administrative protection period till September 2007. TPIAO for the treatment of chemotherapy-induced thrombocytopenia held a 5-year administrative protection period till May 2010.

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

Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a preferential 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation and became retroactively effective from January 1, 2008. Under the Measures, the term "new- and high-tech enterprise" is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on proprietary intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax benefits.

On February 15, 2012, Shenyang Sunshine received the “New and High Technology Enterprise” renewal certification that entitled it to a reduced 15% EIT rate, effective retroactively from January 1, 2011 to December 31, 2013. Shenyang Sunshine also held that certification with the 15% EIT rate for 2008 to 2010.

Under the EIT law and the implementation rules issued by the State Council, PRC income tax is applicable to all dividends payable to: subject to any applicable tax treaty, (1) investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, generally at the rate of 10%, and (2) non-resident individual investors, at the individual rate of 20%, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC income tax at the same rate as such gain is treated as income derived from sources within the PRC. Such taxes are subject to WHT.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is deemed a PRC resident enterprise and is subject to the EIT at the 25% statutory rate or any rate applicable to such resident enterprise on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In April 2009, the PRC State Administration of Taxation, or the SAT, issued Circular No. 82 “Issues concerning the Determination of Companies that are Organized outside China but controlled by Chinese-Nationals as Resident Enterprise pursuant to the Standard of De Facto Management Bodies.” This Circular limits the applicability of the tax residency determination employing the de facto management bodies standard to such enterprises incorporated outside China whose principal control investors are enterprises or enterprise groups within China. In July 2011, the SAT issued "Administrative Measures on Income Tax of Chinese-controlled Resident Enterprises Incorporated Overseas (Trial)", or Circular 45, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. While substantially all of our management functions are currently based in China, and will likely remain in China for the foreseeable future, we do not have any enterprise or enterprise group within China as our principal control investors. Please see Item 7.A “Major Shareholders”. We cannot assure you, however, that the SAT will not in future apply or enforce the tax residence tests set forth in Circular 82 and Circular 45 beyond those controlled by enterprise or enterprise group within China, to including those controlled by PRC individuals or foreign persons like us.

We have not been taxed as a resident enterprise at any time since the promulgation of the EIT Law. It remains, however, unclear whether PRC tax authorities would require or permit us to be treated as a PRC resident enterprise.

Starting from December 2010, Shenyang Sunshine has begun to be subject to municipal construction tax and education surcharges, at 12% of VAT payable and business tax payable, as a result of the change in the China tax regulation effective from such time. Previously Shenyang Sunshine as a wholly foreign-owned enterprise was not subject to those taxes.

Risk and uncertainties as to tax residency

Notwithstanding the discussions above, there are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including, that PRC National Tax Administration and local and other authorities may change their views on the tax residency issue in future. See “3.D.3 — Our operations are subject to the uncertainty associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.”

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

Alternatively, if our holding entities outside China, as applicable, are deemed non-resident enterprises, the WHT may apply to the dividends (and interests on intra-company loans) paid by our PRC subsidiaries to such holding entities outside China. For the information regarding our holding structure, please refer to “4.C Organization Structure”.

4.B.11-e Regulation of foreign currency exchange, dividend distribution and overseas listing

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

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

  the Wholly Foreign Owned Enterprise Law (1986), as amended; and

  the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

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

Pursuant to Notice No.75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate control person, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the applicable local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either the injection of equity interests or assets of an onshore enterprise to the offshore company, or the completion of any overseas fundraising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment or (e) the provision of a guarantee to third parties.

Under Notice No. 75, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

We also comply with numerous additional state and local laws relating to matters such as safe working conditions, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

4.C Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of February 29, 2012, the latest practicable date:

Place of
Name	Time of Formation	Formation	Relationship

Collected Mind Limited	July 2006	British Virgin Islands	Wholly-owned subsidiary of 3SBio Inc.
--- China Sansheng Medical Limited*	November 2009	Hong Kong	Wholly-owned subsidiary of Collected Mind
--- Shenyang Sunshine Pharmaceutical Co., Limited	January 1993	PRC	Wholly-owned subsidiary of Collected Mind
--- Jiangsu Sunshine Pharmaceutical Technology Company Limited	December 2010	PRC	95% owned by Shenyang Sunshine and 5% owned by Liaoning Sunshine
--- Taizhou Huan Sheng Investment Management Company Limited	December 2010	PRC	Wholly-owned subsidiary of Shenyang Sunshine
--- 80% Limited Partner interest in Taizhou Huan Sheng Healthcare Industry Investment Center, LLP ("3SBio Ventures")	May 2011	PRC	80% Limited Partner interest owned by Shenyang Sunshine
--- IP Assets Series of 3SBio, LLC* (Note1)	November 2010	USA	Shenyang Sunshine as the sole series member
US Assets Series of 3SBio, LLC* (Note1)	November 2010	USA	3SBio Inc. as the sole series member
Liaoning Sunshine Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”)	February 2000	PRC	Consolidated affiliated entity
--- Liaoning Sunshine Science and Technology Development Co. Limited	December 2009	PRC	Wholly-owned subsidiary of Liaoning Sunshine, consolidated affiliated entity

*As of December 31, 2011, not involved in any business activities.

Note 1: each assets series is a segregated assets series, as provided under the Delaware Limited Liability Company Act, of 3SBio, LLC, a limited liability company formed in Delaware in November 2010. For the year ended December 31, 2011, IP Assets Series has no U.S. taxable income; and, with respect to US Assets Series, we had submitted an application for the extension of filing federal taxes return before the tax filing deadline.

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

Liaoning Sunshine is primarily engaged in the distribution of our in-licensed products, currently comprising Iron Sucrose Supplement, as Shenyang Sunshine, our principal subsidiary, may only engage in the trading of the pharmaceutical products that it has produced itself. Liaoning Sunshine is also a party to our agreement with DaVita as described under Item 8.B and Exhibit 4.10.

At December 31, 2011, Liaoning Sunshine had total assets of RMB28.8million (US$4.6million) . For the three years ended December 31, 2009, 2010 and 2011, Liaoning Sunshine’s revenue represented approximately 4.5%, 5.4% and 5.3% of our total net revenue, respectively.

4.C.2 Economic and Control Arrangements

Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, Mr. Dan Lou, to enable us to maintain control over it, including: (1) a business cooperation agreement; (2) a purchase agreements for the acquisition of equity interest in Liaoning Sunshine; (3) a voting agreement; and (4) an equity pledge agreement. Please see “7.B Related Party Transactions - Transactions with Liaoning Sunshine” for more details about these contractual arrangements. Liaoning Sunshine has been included in our consolidated financial statements as a variable interest entity (“VIE”). VIEs are those entities of which a company, through contractual and/or other arrangements, bears the risks of and enjoys the rewards normally associated with ownership, and of which therefore the company is the primary beneficiary.

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

5.A Operating Results

5.A.1 Significant Trends, Factors and Developments

Certain significant trends, factors, and developments, as discussed below, have historically affected or had a material effect on our results of operations, or, are reasonably likely to affect or have a material effect on our results of operations in future periods.

Significant Market Potential and Government Policies

With its growing economy, healthcare expenditures in China are rising rapidly. According to the PRC Ministry of Health, total healthcare expenditures are projected to grow from 2008 to 2016 at a CAGR of 13%; notably, in US dollar amounts, China’s per capita healthcare expenditures in 2009 were only US$192, compared to the United States’ per capita healthcare expenditures in 2009 of US$6,815. The economic growth enhances the ability to pay. Urbanization and aging population in China are expected to continue to contribute to the growth of healthcare spending.

China's healthcare reform started from 2009 aims at healthcare accessibility and affordability, with significant commitments of government funding for healthcare expenditures. The coverage expansion now takes over 95% of China's population, or 1.3 billion people, under different health insurance schemes (See Item 4.B.11-b.5 “Consumer and Government Insurance Reimbursement”), bringing about significant growth in the number of patients receiving care, with increased reimbursement limits. The hospital system reforms are expected to remove bottlenecks in the system. The improvement in basic health services, a priority of the reform, particularly in urban community healthcare centers and clinics, of those in lower-tier cities, as well as in rural clinics, may result in more patients being properly diagnosed with conditions that can be treated using our products.

Our year-on-year revenues increase for 2009, 2010 and 2011, in RMB terms, are 30.3%, 32.1%, and 29.4%, respectively. We are serving a market sector that is greatly under-penetrated. For example, in the US, approximately 80% of patients with end-stage renal diseases are on dialysis, while this figure is estimated to be at 10-15% or less in China. The majority of patients on dialysis receive EPO treatment, our EPIAO being the leading product in China's EPO market for the past 39 consecutive quarters and accounting for 42.7% of total EPO sale revenues in China as of year-end 2011. The central government recently identifies dialysis services as a key healthcare objective1. Additional impetus comes from that the government encourages private and foreign companies entering into healthcare services2, as well as other positive regulatory developments. We believe the number of dialysis clinics and services could see considerable growth. Over 70% of our EPIAO sales come from the dialysis segment. We are also continually developing our marketing and sales.

In addition, we expect a favorable policy environment for the biopharmaceutical industry and especially for firms like us who are innovation-oriented with strong R&D and market capabilities, as indicated by a series of official pronouncements, including the Decision on Speeding up the Development and Promotion of Strategic New Industries (October 2010, by the State Council); Biotech Development – 12th Five-year Plan (November 2011, by Ministry of Science and Technology), and Biopharma Development -- Twelfth Five-year Plan (submitted to the State Council in early 2012, by NDRC).

There are, however, also uncertainties and challenges in various respects of our operating environment, such as the ongoing hospital reform and the bidding system as evolved in provincial and local variations
___________________
1

2012 Government Report: “III. 2012 Priority Objectives – (6) Provision, Protection and Improvement for the Life of People: ... promote the support and security on a comprehensive basis for CKD and other 7 catastrophic diseases; ...”

2

See 2012 Government Report, delivered by Premier Jiabao Wen to the 2012 (5th ) Session, 11th National People's Congress on March 5th , 2012: “ III. 2012 Priority Objectives – (6) Provision, Protection and Improvement for the Life of People: ... encourage and direct social capital to invest in and operate hospitals, and speed up the forming of a medical service industry set-up with participation of multiple actors that opens up internationally ...”

Continuing Pricing Pressure

The selling prices of some of our products have declined over time due to increased pricing pressure from industry peers and various government price control measures and the bidding mechanism in China. Please see under Item 4.B.11-b.3 “Distribution” “--- Price control” and “--- Competitive bidding.” On the other hand, price decreases may to a certain extent be compensated by improved sales volumes.

The average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain relatively stable overall average selling prices for our TPIAO and higher dosage EPIAO products over the past few years. We remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth and favorable overall margins.

We believe our ability to continue to grow our revenue and remain profitable in the face of downward pricing pressure is primarily dependent on the following factors:

Enhancing Product Mix. We are continually enhancing our product mix through the introduction of new products, such as the 36,000 IU dosage EPIAO, our proprietary drug, TPIAO, with the new indication for ITP, our pre-filled syringe EPIAO and our Iron Sucrose supplement. We believe the product candidates in our pipeline will further contribute to an enhanced product mix. The new introductions generally can maintain higher pricing due to potential status as innovative drugs or first-to-market generics, which (1) would often be accompanied by patents or the administratively enforced exclusivity in the form of monitoring periods; (2) may come with inherent technology barriers to competitors; (3) if not included in any government medical insurance programs, may allow more freedom in setting the price with less regulatory intervention; or (4) may be eligible for premium pricing in any regulatory reviews such as conducted by the NDRC.

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

The NDRC has instituted price cuts affecting many drugs over the past few years. We expect further drug price cuts in this year to adversely affect us, while the timing and magnitude of any impact is uncertain at this point.

Government Insurance Reimbursement and Competitive Bidding

Eligible participants in the government-sponsored medical insurance programs in China are entitled to reimbursement for varying percentages of the cost for any medicines that are included in the Registry and applicable reimbursement lists. See the relevant sections under 4.B.11-b.5. Factors that affect the inclusion of medicines in the Registry and any applicable reimbursement list may include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The inclusion of a medicine in the Registry and any applicable reimbursement list can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements; while, on the other hand, subjects it to price controls in the form of fixed retail prices or retail price ceilings, as well as periodical price adjustments by the regulatory authorities. All of our products are included in the Catalogue.

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service. The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the applicable region. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability; and, if we are not selected in these competitive biddings, we may lose market share to our competitors, and our business may be adversely affected. Furthermore, the bidding system is evolving and the provincial and local variations may produce uncertainties that can impact drug makers like us.

International Expansion

We plan to expand exports because of growing opportunities in the global market. Particularly, we believe market opportunities exist in Europe and other selected regulated markets for biosimilar products. We are searching for international partners to assist us for this expansion.

In 2010, we completed construction of additional manufacturing facilities in Shenyang, PRC, which have been certified with the Chinese current GMP. The new facilities are also designed to be compliant with the regulations of European Medicines Agency, or EMEA, and other major international regulatory guidelines. Similar to the US FDA, the EMEA is a European agency for the evaluation of medicinal products.

In September 2011, the SFDA approved our voluntary upgrade of manufacturing specifications to align EPIAO product quality with European Pharmacopoeia standards. Thus, we believe we are the only Chinese manufacturer with an approved product quality that meets both Chinese Pharmacopoeia and European Pharmacopoeia standards.

We are preparing for the process of seeking requisite international certification and regulatory approvals. We plan to first seek international recognition through the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (jointly referred to as PIC/S). PIC/S are two international instruments between countries and pharmaceutical inspection authorities, which provide together an active and constructive co-operation in the field of GMP. There are now 39 participating authorities of 33 countries, including the regulatory agencies of many European countries, Australia, Canada, and others. Approval by a participant country will facilitate the review process by other participants. After PIC/S recognition, we plan then to initiate EMEA application. The process and the timing of events, however, may be impacted by many factors that are not within our control.

Substantial capital and management resources will be required in order to secure regional partnerships, seek regulatory certifications and approvals and promote our brand. We may be unable to successfully execute the expansion plan due to inability to obtain suitable partners to assist us, changing competitive dynamics of the PIC/S and European biosimilar markets or inability to obtain required certification and other approvals for selling our products in those regions.

3SBio Ventures

As announced in August 2011, we formed an investment partnership (“3SBio Ventures”) with Taizhou Oriental CMC Limited ("Taizhou Oriental"), the investment arm of Taizhou China Medicine City Company (“CMC”). CMC, located in Jiangsu province, is a national level high-tech industrial park dedicated to particularly biopharmaceutical innovation, and is supported directly by the Ministry of Health, Ministry of Science and Technology and the SFDA. The investment partnership is managed by Taizhou Huan Sheng Investment Management Company Limited, a wholly-owned subsidiary of ours. We and Taizhou Oriental have committed RMB200 million and RMB50 million respectively to 3SBio Ventures. The initial contribution is 20% of the total commitment with the balance to be drawn down as required. 3SBio Ventures will seek investments that support our strategic interests and has an investment horizon of 8 years with an option to extend. The setup of this platform is consistent with, and will advance, our standing strategy of pursuing collaborations and in-licenses, and will play a key role in our future pipeline development.

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

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. We made an allowance for doubtful accounts of RMB2,542,000 (US$404,000) as of December 31, 2011. As of December 31, 2011, there were no material amounts of receivables outstanding for more than one year that was not fully reserved.

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

  Direct and allocated salaries and related expenses for research and development personnel;

  Fees paid to consultants and clinical research organizations in conjunction with their monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;

  Direct cost of materials used in research and development;

  Direct cost of equipment that lacks an alternative future use;

  Fees paid to independent research organizations in conjunction with preclinical animal studies;

  Allocated depreciation of research equipment and laboratory facilities;

  Manufacturing costs of our clinical trial supply quantities for our product candidates;

  Non-refundable upfront payments paid and/or milestone payments related to our in-licensing agreements;

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

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Research and development costs by product
EPIAO	2,394	6,004	7,615	1,210
TPIAO	5,293	1,700	5,635	895
Others	11,740	31,705	28,555	4,537
	19,427	39,409	41,805	6,642

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

5.A.3 Critical Accounting Policies and Estimates

The discussion and analysis of our operating results and financial position are primarily based on our audited financial statements, which have been prepared in accordance with U.S. GAAP. The reporting of our operating results and consolidated financial position are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

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

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE of which the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of VAT, sales returns, trade discounts and allowances. We recognize revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and handling costs that we pay on shipment and recover from our customers are included in revenue and sales, marketing and distribution expenses.

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

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expense for the years ended December 31, 2009, 2010 and 2011 was RMB7.0 million, RMB13.9 and RMB20.0 million (US$3.2 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We make estimates of useful lives of the intangible assets based on the estimation of the period that the intangible assets can generate expected future cash flows for us. Amortization expense for the years ended December 31, 2009, 2010 and 2011 of RMB1.1 million, RMB1.1 million and RMB2.8 million (US$0.4 million) respectively, was included in cost of revenue. In progress research and development (“IPR&D”) assets with an indefinite useful life are not amortized.

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

If intangible assets with indefinite use lives are subsequently determined to have finite useful lives, amortization will be provided prospectively over their estimated remaining useful lives and will be accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. There have been no impairment charges on the Company's intangible assets with indefinite useful lives.

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

	Year ended December 31,
	2009	2010	2011

	%	%	%
Selected Statement of Income Data:
Net revenue:
EPIAO	61.9	59.9	58.7
TPIAO	28.3	30.7	30.4
Intefen	1.7	1.3	1.0
Inleusin	0.5	0.5	0.5
Iron Sucrose Supplement	3.4	4.1	4.6
Export	4.2	2.9	4.4
Others	0.0	0.6	0.4
Total net revenue	100	100	100
Cost of revenue	(8.0)	(10.0)	(10.7)
Gross margin	92.0	90.0	89.3
Operating expenses:
Research and development	(6.1)	(9.4)	(7.7)
Sales, marketing and distribution	(47.9)	(46.6)	(47.0)
General and administrative	(11.4)	(13.3)	(12.4)
Grant income	0.2	0.3	0.3
Income from operations	26.8	21.0	22.5
Other income/(expense),net
Interest income	3.7	3.0	3.4
Net realized gain on available-for-sale securities	0.5	-	-
Impairment loss on available-for-sale securities	(1.5)	-	(0.2)
Others	0.5	0.6	(0.5)
Total other income, net	3.2	3.6	2.7
Income before income tax expense	30.0	24.6	25.2
Income tax expense	(3.7)	(5.2)	(5.1)
Net income	26.3	19.4	20.1
Net loss attributable to non-controlling interests	-	-	0.1
Net income attributable to 3SBio Inc.	26.3	19.4	20.2

Year ended December 31, 2011 compared with year ended December 31, 2010

Net revenue. Our net revenue increased by 29.4%, from RMB418.6 million in 2010 to RMB541.6 million (US$86.1 million) in 2011. This increase was primarily attributable to the continued strong sales of EPIAO and TPIAO, which grew 26.7% and 28.1%, respectively, over the same period in 2010. Revenue from our leading EPIAO products increased from RMB250.9 million in 2010 to RMB317.9 million (US$50.5 million) in 2011.TPIAO remained our second largest revenue contributor in 2011, accounting for 30.4% of total net revenues. The EPIAO and TPIAO growth was primarily due to the continued strong demand in the oncology and nephrology markets.

Cost of revenue. Our cost of revenue was RMB41.7 million and RMB58.1 million (US$9.2 million) for the years ended December 31, 2010 and 2011, respectively. The increase of 39.4% was primarily due to the increase in sales volume, and the RMB12.1 million in depreciation charges related to the new plant as compared to RMB6.8 million of depreciation charges in 2010. Cost of revenue as a percentage of net revenue remained relatively stable at around 10% for both 2010 and 2011 due to the enhanced capacity utilization and improved production efficiency of the new plant.

Operating expenses. Our total operating expenses increased by 25.3% from RMB288.9 million in 2010 to RMB361.9 million (US$57.5 million) in 2011.

  Research and development costs. R&D costs increased by 6.1% to RMB41.8 million (US$6.6 million) in 2011 from RMB39.4 million in 2010, which was in line with the R&D progress of current pipeline products;

  Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased by 30.7% to RMB254.8 million (US$40.5 million) in 2011 from RMB194.9 million in 2010. The increase in SMD is broadly in line with overall sales growth. SMD expenses as a percentage of net revenue increased slightly from 46.6% in 2010 to 47.0% in 2011. The increase was primarily attributable to the expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP as well as the municipal construction tax and education surcharges levied as a result of the change in the China tax regulation effective from December 2010.

  General and administrative expenses. Our general and administrative expenses increased by 19.8% from RMB55.9 million in 2010 to RMB66.9 million (US$10.6 million) in 2011. The increase was primarily attributable to employee compensation.

Other income, net. We had other income of RMB14.7 million (US$2.3 million) in 2011, compared to other income of RMB15.0 million in 2010.

Income before income tax expense. As a result of the foregoing, our income before income tax expense increased by 32.3% from RMB103.1 million in 2010 to RMB136.4 million (US$21.7 million) in 2011.

Income tax expense. Our income tax expense increased by 29.6% from RMB21.8 million in 2010 to RMB28.2 million (US$4.5 million) in 2011. The increase in income tax expense was in line with the improved income before income tax expense.

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income increased by 33.6% from RMB81.3 million in 2010 to RMB108.6 million (US$17.2 million) in 2011.

Year ended December 31, 2010 compared with year ended December 31, 2009

Net revenue. Our net revenue increased by 32.1%, from RMB316.9 million in 2009 to RMB418.6 million in 2010. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which grew 43.5% to RMB128.7 million in 2010, compared to RMB89.7 million in 2009. TPIAO was our second largest revenue contributor in both 2009 and 2010, accounting for 28.3% and 30.7% of total revenue, respectively. The increase was also attributable to greater revenue from our leading EPIAO products, which increased by 27.9%, from RMB196.1 million in 2009 to RMB250.9 million in 2010. The EPIAO growth was primarily due to the expansion of our oncology sales force and concurrent increase in market share.

Cost of revenue. Our cost of revenue was RMB25.2 million and RMB41.7 million, for the years ended December 31, 2009 and 2010, respectively. The increase of 65.5% was primarily due to the increase in sales volume and the RMB6.8 million in depreciation charges related to the new plant. Cost of revenue as a percentage of net revenue remained relatively stable at approximately 8% to 10% for 2009 and 2010 due to enhancement of cost controls and improvement of our raw material utilization rates.

Operating expenses. Our total operating expenses increased by 39.8% from RMB206.6 million in 2009 to RMB288.9 million in 2010.

  Research and development costs. R&D costs increased by 102.9% to RMB39.4 million in 2010 from RMB19.4 million in 2009, which was primarily due to: (1) the expensing in 2010 of the US$1.5 million up-front payment to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan from Isotechnika; and (2) expensing of RMB5.0 million of the RMB17.0 million prepayment made to Ascentage Pharma pursuant to the research and development contracts, based on research and development activities preformed to date. We incurred no such expenses in 2009.

  Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased by 28.5% to RMB194.9 million in 2010 from RMB151.7 million in 2009. The increase in SMD was broadly in line with overall sales growth. SMD expenses as a percentage of net revenue decreased slightly from 47.9% in 2009 to 46.6% in 2010.

  General and administrative expenses. Our general and administrative expenses increased by 54.3% from RMB36.2 million in 2009 to RMB55.9 million in 2010. The increase was primarily attributable to employee compensation, legal, auditing and office renovation expenses.

Other income, net. We had other income of RMB15.0 million in 2010, compared to other income of RMB10.1 million in 2009, primarily due to the fact that we incurred a net realized loss on disposal of available-for-sale securities of RMB4.6 million and a net realized gain on available-for-sale securities of RMB1.6 million in 2009. However, no such losses were incurred in 2010.

Income before income tax expense. As a result of the foregoing, our income before income tax expense increased by 8.3% from RMB95.2 million in 2009 to RMB103.1 million in 2010.

Income tax expense. Our income tax expense increased by 85.5% from RMB11.7 million in 2009 to RMB21.8 million in 2010. The increase in income tax expense is primarily due to a one-off uncollectible accounts receivable of RMB18.3million being deducted before income tax in 2009, which led to a lower level of income tax expense, as well as China income tax at rate of 10% for interest income Collected Mind earned in mainland China

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income decreased by 2.6% from RMB83.4 million in 2009 to RMB81.3 million in 2010.

5.B Liquidity and Capital Resources

Overview

As of December 31, 2011, we had cash, cash equivalents, restricted cash and time deposits of RMB765.7 million (US$121.7 million) and working capital of RMB928.9 million (US$147.6 million). For the year ended December 31, 2011, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering in 2007 and cash flows from operating activities. Our primary uses of funds in 2011 have been for upgrading of existing facilities, procurement of new manufacturing equipment, procurement of land use right, acquisition of a patent and investment in dialysis related business. As of December 31, 2011, our cash and time deposits position denominated in RMB totaled RMB598.8 million (US$95.1 million) and our cash and time deposits position denominated in foreign currencies (mainly US$) totaled US$26.5 million. As of December 31, 2011, we had cash and cash equivalents of RMB245.8 million (US$39.1 million), restricted cash of RMB0.7 million (US$0.1 million) and time deposits of RMB519.2 million (US$82.5 million). As of December 31, 2011, we had RMB33.7 million (US$5.4 million) invested in equity securities and investment-grade bond securities.

The following table summarizes the sources and uses of our cash flows for the years indicated:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	88,638	58,133	137,111	21,785
Net cash used in investing activities	(266,114)	(165,234)	(52,322)	(8,313)
Net cash provided by financing activities	132	6,763	15,963	2,536

Net cash provided by operating activities

Our net cash provided by operating activities was RMB137.1 million (US$21.8 million) in 2011 compared to RMB58.1 million in 2010. The increase of RMB78.9 million in cash provided by operating activities in 2011 from 2010 reflects increase in net income of RMB27.3 million and in net operating receivables of RMB51.6 million, including accounts and notes receivables, inventories, prepaid expenses and other receivables, income tax payables, accrued expenses and prepayment to related parties.

Our net cash provided by operating activities was RMB58.1 million in 2010 compared to RMB88.6 million in 2009. The decrease of RMB30.5 million in cash provided by operating activities in 2010 from 2009 reflects decrease in net income of RMB2.1 million and in net operating receivables of RMB54.4 million, including accounts and notes receivables, other receivables, inventories, accounts payable, other payables, income tax payables, accrued expenses, long-term receivable, deferred grant income and prepayment to related parties, partially offset by RMB17.9 million increase in share-based compensation.

Net cash used in investing activities

Our net cash used in investing activities was RMB52.3 million (US$8.3 million) in 2011, compared to net cash used in investing activities of RMB165.2 million in 2010. The cash outlay in investing activities in 2011 consisted primarily of RMB31.5 million for renovation of existing facilities and procurement of new manufacturing equipment; RMB8.1 million for acquiring a patent; RMB9.8 million for acquiring a land use right; RMB20.8 million for net purchasing of time deposits with financial institutions; and RMB7.5 million for investment in our dialysis business; partially offset by RMB24.4 million for repayment of a loan receivable and RMB1.0 million from the release of restricted cash.

Our net cash used in investing activities was RMB165.2 million in 2010, compared to net cash used in investing activities of RMB266.1 million in 2009. The cash outlay in investing activities in 2010 consisted primarily of RMB40.8 million for renovation of existing facilities and procurement of new manufacturing equipment; RMB32.0 million for purchasing available-for-sale securities; RMB41.3 million for acquiring Pegsiticase related tangible and intangible assets; RMB30.0 million for net purchase of time deposits with financial institutions; RMB26.4 million for purchasing a loan receivable; and RMB3.1 million for acquiring a 40% equity investments in APGC and Ascentage SH, partially offset by RMB9.3 million from the release of restricted cash.

Net cash provided by financing activities

Net cash provided by financing activities in 2011 was RMB16.0 million (US$2.5 million), compared to net cash provided by financing activities of RMB6.8 million in 2010. The increase was attributable to the RMB11.3million (US$1.8 million) investment into 3SBio Ventures by CMC, and the gross proceeds of RMB4.7 million (US$0.7million) in 2011 from issuance of ordinary shares upon grantee exercise of share options under our share-based compensation arrangements.

Net cash provided by financing activities in 2010 was RMB6.8 million, compared to net cash provided by financing activities of RMB0.1 million in 2009. The increase is caused by greater gross proceeds in 2010 from issuance of ordinary shares upon grantees’ exercise of share options granted through our share-based compensation arrangements than in 2009.

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

Our indebtedness as of December 31, 2009, 2010 and 2011 was nil.

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our China-based subsidiaries and consolidated VIE is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends may be subject to EIT, as discussed under Paragraph 4.B.11-d “PRC Enterprise Income Tax”. Furthermore, PRC law also imposes restrictions on our China-based consolidated entities with respect to transferring certain of their net assets to us in the form of loans and advances. Amounts so restricted as described in all of the foregoing include paid-up capital and statutory reserves funds of our PRC-based subsidiaries, and the net assets of the consolidated VIE, in which we have no legal ownership, totaling RMB610,693,000 (US$97,029,000) as of December 31, 2011. These restrictions have not had, and we do not currently expect these restrictions to, in foreseeable future, have any material impact on our ability to meet our cash obligations.

Capital Expenditures

Historically, most of our capital expenditures were incurred for the construction of our new manufacturing facility, purchases of production and office equipment, upgrade of our research laboratory, and upgrades for our plant and office renovation.

In the year ended December 31, 2011, our capital expenditures of RMB56.9 million (US$9.0 million) related primarily to renovation of existing facilities, procurement of new manufacturing equipment, procurement of land use right, acquisition of a patent and investment in dialysis business.

In the year ended December 31, 2010, our capital expenditures of RMB85.2 million related primarily to renovation of existing facilities, procurement of new manufacturing equipment, and acquisition of Pegsiticase related tangible and intangible assets.

In the year ended December 31, 2009, our capital expenditures of RMB95.8 million related primarily to construction of our new manufacturing facilities, renovation of existing facilities and procurement of new manufacturing equipment.

Our future capital requirements may include, but are not limited to: upgrading our existing facilities for our development and production, potential investments in our dialysis business and other projects, and building new facilities. We are not obligated to meet any absolute minimum dollar spending requirements, and our future capital requirements will depend on many factors. The major components of our capital expenditures for 2012 may include the upgrading of existing manufacturing facilities and procurement of new manufacturing equipment.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and our existing cash, cash equivalents and time deposits. We do not anticipate that we will require debt financing to fund our capital expenditures in the near term, although this may change in future periods.

5.A-B.1 Recently Issued Accounting Pronouncements

ASU 2011-04

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2011-04, Fair Value Measurement (“Topic 820”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt ASU 2011-04 beginning January 1, 2012 and do not expect the adoption to have a material impact on our consolidated financial statements and disclosures.

ASU 2011-05

In June 2011, the FASB issued ASU 2011-05, Comprehensive income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a public entity, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We early adopted ASU 2011-05 in the year ended December 31, 2011.

5.A-B.2 Inflation

According to the National Bureau of Statistics of China, the change of consumer price index in China was -0.7%, 3.3%, and 5.4% in 2009, 2010 and 2011, respectively. We can be affected by high rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

5.C Research and Development

See “4.B.6 Research and Development”

5.D Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this annual report, we are not aware of any significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since fiscal year 2011.

For fiscal year 2012, other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this report, we are not aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011.

	Payment due by period
		less than			after 5
	Total	1 year	1-3 years	3-5 years	years
	(RMB in thousands)
Operating Lease Obligations	585	552	33	—	—
Capital Commitments	12,112	12,112	—	—	—
Total Obligation and commitments	12,697	12,664	33	—	—

Milestone, Royalty and Other Payments (not included in the table above)

Under our development and commercialization agreement with AMAG for ferumoxytol, AMAG received an upfront payment of US$1 million from us and is eligible to receive additional milestone payments upon regulatory approval of ferumoxytol in China for CKD and other specified indications developed in China. AMAG is also entitled to receive tiered, double-digit (up to 25%) royalties based on sales of ferumoxytol by us.

Under the terms of the agreements between us and APGC and Ascentage SH, we paid a total consideration of approximately US$3 million to acquire 40% equity interests in both APGC and Ascentage SH, and to fund APGC research and development programs, and acquired the exclusive right to develop and commercialize in mainland China the cancer therapeutics that are developed through APGC research and development programs. We may also make future milestone payments when certain criteria are met, and may make royalty payments from our future product sales in China.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of December 31, 2011 and the positions held by them. The business address for each of our executive officers and directors is Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dr. Jing Lou(2)	49	Chairman of the board of directors and Chief Executive Officer, Director
Peiguo Cong	57	Independent Director
Bin Huang	51	Vice President of Human Resources and Director
Bo Tan	39	Chief Financial Officer (principal financial and accounting officer)
Lawrence S. Wizel(1)(3)	69	Independent Director
Mingde Yu(1)(2)(3)	66	Independent Director
Moujia Qi(1)(2)(3)	79	Independent Director
Dr. Dongmei Su	42	Director, Vice President, R&D, and Chief Technology Officer
Ke Li	44	Vice President and Corporate Secretary

(1)	Member of the audit committee
(2)	Member of the nominating committee
(3)	Member of the compensation committee

Dr. Jing Lou is our co-founder, chairman of the board of directors and chief executive officer. He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995, leading the manufacturing process development for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in molecular and cell Biology in 1993 from Fordham University, where he researched interferon gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University. Dr. Lou also received an EMBA degree in 2007 from China Europe International Business School, a business school ranked in the Financial Times’ world top-25 business school list.

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

Peiguo Cong has served as a member of our board of directors since March 2010. He has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member on the Finance and Securities Committee of the China National Lawyers Association, a member of the All China Federation of Industry and Commerce, a director of the Chinese Society of Mergers and Acquisitions, and an independent committee member of the Credit Committee of the National Development Bank. He teaches as a part-time professor at Peking University. In addition, Mr. Cong served as an independent director of China Southern Fund Management Company (2009-2012) and Tianjin Lishen Battery Joint-Stock Co., Ltd. and Haining China Leather city stock Co., Ltd. (2009-2011). Mr. Cong obtained his bachelor's degree in law and master's degree in economics law from Peking University in 1982 and 1984, respectively. He was an associate professor at Peking University, a visiting professor at UCLA, and a visiting scholar at University of Michigan and other U.S. universities.

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

Lawrence S. Wizel has served as a director since September 2006. Since 2006, Mr. Wizel has served on the board of directors of American Oriental Bioengineering, Inc. (NYSE: AOB), a Chinese company focused on certain prescription and OTC pharmaceutical products and nutraceutical products. From 2007 to 2012, Mr. Wizel was a member of the board of directors of Puda Coal, Inc. (PINK:PUDA), a supplier of metallurgical coking coal to the industrial sector in China. He was a partner at Deloitte & Touche LLP from 1980 to June 2006. He also served as a deputy professional practice director and northeast region China service group leader of Deloitte & Touche LLP from 2002 to 2006. He has extensive experience serving a diverse client base of both publicly-held and private companies and has also assisted numerous Chinese companies with their filings with the Securities and Exchange Commission. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He received his bachelor’s degree in science from Michigan State University.

Mingde Yu has served as a director since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Director of Economic Operations Department of NDRC from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association since 2004 and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. In addition, Mr. Yu currently serves as an independent member on the board of directors for the following companies: China Nuokang Bio-Pharmaceutical Inc. (NASDAQ:NKBP); North China Pharmaceuticals; Wohua Biologicals Co.; and Qingtao Huaren Pharmaceuticals, the last three listed on Chinese stock exchanges. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

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

Dr. Dongmei Su is our vice president and chief technology officer responsible for research and development and manufacturing process engineering, and has served as a director since April 2012. She is the named co-inventor for four of our patents. Ms. Su joined Shenyang Sunshine in 1993. She served as director of research and development and manufacturing since 1997. She received her bachelor’s degree in biochemical engineering from Jilin University in 1992, and her master’s and doctor’s degree in microbiology and pharmacology from Shenyang Pharmaceutical University in 2001 and 2010, respectively.

Ke Li, our vice president and corporate secretary, is responsible for all corporate and government regulatory matters. Mr. Li has served as the corporate secretary of Shenyang Sunshine since 1996. He joined us in 1993 and held various administrative positions at Shenyang Sunshine before he was appointed corporate secretary. Mr. Li received his master’s degree in Business Administration from Liaoning University in 2001 and his bachelor’s degree in engineering from Jilin University in 1988.

6.B Compensation

Our executive officers receive compensation in the form of annual salaries and bonuses. Our board of directors determines management compensation based on the recommendation of the compensation committee.

While we do not have a specific bonus plan setting the calculation of our annual bonuses, each executive officer is entitled to receive an annual discretionary bonus based upon his or her performance. Our non-executive directors receive annual cash compensation and share-based awards for their board services.

In 2011, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB13.2 million (US$2.1 million); and we also granted restricted stock to our directors and executive officers, as set forth in “6.E -- Equity Grant to Directors and Senior Officers”.

Other than described in the foregoing, our executive officers may participate in compensatory or benefits plans or arrangements that is available by its terms to employees, officers or directors generally, the operation of which uses the same method to allocate benefits to management and non-management participants.

6.C Board Practices

Our board of directors currently consists of seven members, among whom, as determined by our board of directors, Mr. Lawrence S. Wizel, Mr. Mingde Yu, Mr. Moujia Qi, and Mr. Peiguo Cong are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules as amended from time to time.

6.C.1 Audit Committee

Our audit committee of the board of directors, currently consisting of Mr. Lawrence S. Wizel (Chair), Mr. Mingde Yu, and Mr. Moujia Qi, was established in October 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 5605(c) of the NASDAQ Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. Lawrence S. Wizel qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors.

6.C.2 Compensation Committee

Our compensation committee of the board of directors, currently consisting of Mr. Mingde Yu (Chair), Mr. Lawrence S. Wizel and Mr. Moujia Qi, was established in January 2009. All members of our compensation committee satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The compensation committee is responsible for assisting the board of directors to oversee our compensation and benefits programs and to determine the compensation package of chief executive officer and other executive officers.

6.C.3 Nominating Committee

Our nominating committee of the board of directors, currently consisting of Mr. Jing Lou (Chair), Mr. Mingde Yu, and Mr. Moujia Qi, was established in February 2010. Mr. Yu and Mr. Qi satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The nominating committee is responsible for assisting the board of directors in selecting nominees for election to the board of directors and monitoring the composition of the Board and other governance matters.

6.C.4 Investment Committee

Our investment committee is appointed by the board of directors to assist the board in fulfilling its responsibility to oversee our investment policy. The investment committee currently consists of the four independent directors, our chief executive officer and chief financial officer. In carrying out its responsibilities, the investment committee evaluates our investment policy periodically, approves any exceptions to the existing investment policy, and, recommends appropriate material policy changes to our board of directors.

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

Any director appointed to fill a vacancy shall serve only until the next annual meeting, and shall not be taken into account in determining which particular directors or the number of directors who will stand for reelection at such annual meeting.

Our executive officers are appointed by and serve at the discretion of our board of directors.

6.C.6 Employment and Management Agreements

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

In connection with the retirement of certain of our directors and officers, we may enter into retirement agreements with any of them, with benefits in due recognition of the retiree’s contributions to the Company, our compensation practice, the pre-retirement level of compensation, and any post-retirement obligations and services to us.

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

Equity Grants to Directors and Senior Officers

The following table summarizes, as of December 31, 2011, the latest practicable date, options, restricted stock and restricted share units (or RSUs) that we granted to several of our directors and executive officers under our stock plans:

Number of ADSs
to be issued upon
	exercise of options (or	Per ordinary
	upon settlement or	share
	vesting of restricted	exercise
	shares and RSUs)	price (US$)	Grant date	Date of Expiration
	50,000	0.779	March 20, 2009	April 1, 2014
Dr. Jing Lou	300,000**	n/a	November 9, 2009	n/a
	252,500***	n/a	April 8, 2010	n/a
	230,000***	n/a	March 11, 2011	n/a

Bin Huang	12,000	0.779	March 20, 2009	April 1, 2014
	10,000**	n/a	November 9, 2009	n/a
	10,000***	n/a	April 8, 2010	n/a
	10,000***	n/a	March 11, 2011	n/a
	*	0.779	March 20, 2009	April 1, 2014
Bo Tan	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Lawrence S.Wizel	*	n/a	January 8, 2009	n/a
Mingde Yu	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Moujia Qi	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Dongmei Su	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Ke Li	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a

*

Upon exercise, vesting or settlement of all equity grants exercisable or vesting within 60 days of December 31, 2011, such person would beneficially own less than 1% of our outstanding ordinary shares.

**

RSU grant: RSUs granted in 2009 have a four-year graded vesting period. The RSUs cannot be settled in cash and one RSU will be settled with one ADS upon vesting. There is no other transferability restriction to the RSUs except for the graded vesting schedule.

***	Restricted stock grant: All restricted stock granted in 2010 and 2011 vest at the end of a four-year vesting period.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2011, the latest practicable date, by:

  each of our executive officers and directors; and

  each person known by us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares beneficially
	owned(1)(2)
	Number of Ordinary
Name	Shares	%
Directors and executive officers:
Dr. Jing Lou(3)	5,164,748	3.34
Lawrence S. Wizel	*	*
Mingde Yu	*	*
Bo Tan	*	*
Moujia Qi	*	*
Bin Huang(4)	1,267,117	0.82
Dr. Dongmei Su	*	*
Ke Li	*	*

Principal shareholders:
FMR LLC (5)	16,915,934	10.95
Lan’s Holdings Limited(6)	8,232,219	5.33
Samuel D. Isaly(7)	15,211,700	9.85
Dan Lou(8)	9,834,017	6.37
Sectoral Asset Management Inc.(9)	9,806,391	6.35

*Upon exercise, vesting or settling of all equity grants exercisable or vesting within 60 days of December 31, 2011 such person beneficially would own less than 1% of our outstanding ordinary shares.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.

(2)

In calculating the percentages of beneficial ownership for each listed person, (i) the options exercisable by such person, and (ii) the RSUs or restricted stock awarded to such person that are vested, or will vest, in each case of (i) to (ii) within 60 days of December 31, 2011, shall be treated as exercised, vested, and, or, settled in ordinary shares, as the case may be.

(3)

Dr. Jing Lou's total holdings, as reported here, included 3,886,310 ordinary shares held in trust on his behalf by Achieve Well International Limited, and 1,278,438 ordinary shares underlying equity grants vested as of December 31, 2011.

(4)

Mr. Bin Huang’s holdings, as reported here, included 1,146,745 ordinary shares held indirectly through his wholly- owned company, Known Virtue International Limited, and 85,372 ordinary shares underlying options exercisable by Mr. Bin Huang as well as 35,000 ordinary shares underlying RSUs vested as of December 31, 2011.

(5)

FMR LLC is a Delaware limited liability company. Its business address is at 82 Devonshire Street, Boston, Massachusetts 02109, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012.

(6)

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

(7)

Samuel D. Isaly, a U.S. citizen, is the control person with respect to OrbiMed Advisors LLC and OrbiMed Capital LLC, both investment advisors, who together hold a total of 15,211,700 ordinary shares on behalf of certain persons. Their business address is at 601 Lexington Avenue, 54th Floor, New York, New York 10022, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012.

(8)

Mr. Dan Lou's total holdings, as reported here, included 9,834,017 ordinary shares held indirectly through his wholly-owned company Hero Grand Management Limited, a British Virgin Islands international business company. Mr. Dan Lou is our former chairman of the board of directors, with business address at our corporate address.

(9)

Sectoral Asset Management Inc., a Canadian corporation, held as the investment advisor on behalf of various investment advisory clients a total of 9,806,391 ordinary shares, of which 9,082,094 ordinary shares were beneficially owned by one of its investment advisory client, Pictet Funds – Generics, a Luxemburg investment company. Jérôme G. Pfund and Michael L. Sjöström, both Swiss citizens, together held the majority of shares of Sectoral Asset Management Inc. The principal business address of Sectoral Asset Management Inc. is 2120-1000 Sherbrooke St., West Montreal, PQ H3A 3G4, Canada. All the information relating to this shareholder is based on a report on Schedule 13G filed with the Securities and Exchange Commission on February 17, 2012.

The persons listed above do not have different voting rights. We do not have information as to the portion of our securities held in the U.S. and the number of record holders in the U.S. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in the Ownership of Major Shareholders:

Except as set forth below, we are not aware of any significant change in the percentage ownership of our outstanding ordinary shares held by any major shareholders during the past three years:

	Percentage Ownership (as of the date of the column)
Major Shareholders	12/31/2009	12/31/2010	12/31/2011
Achieve Well International Limited	2.58%*	No change	No change
Starry Investments Limited	5.62%	4.37%	Not reported
W&W International Investments Limited	5.13%	4.49%	Not reported.
FMR LLC	7.29%	11.9%	10.95%
Samuel D. Isaly	Not reported	5.11%**	9.85%
Happyview Finance Ltd.	8.37%	5.50%	4.53%
Sectoral Asset Management Inc.	Not reported	Not reported	6.35%

*Compared to approximately 16.52% as of December 31, 2008.
**As of 3/31/2011.

Information in the above table is derived from certain reports on Schedule 13G filed with the Securities and Exchange Commission. More information regarding any major shareholder may be found under this Item in our annual report on Form 20-F for any particular year at the end of which such shareholder's percentage ownership was 5% or more and in such reports on Schedule 13G as filed.

B. Related Party Transactions

Pursuant to the Article 121 of our Articles of Association, the audit committee of our board of directors conducts a review of all related party transactions on an ongoing basis and review and approve transactions with potential conflicts of interest. Set forth below is the description of certain related party transactions for the period from the beginning of 2011 up to February 29, 2012, the latest practicable date.

Transactions with Liaoning Sunshine

Sales from Shenyang Sunshine to Liaoning Sunshine were RMB0.6 million, RMB0.4 million and RMB0.4 million (US$0.07 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

To enable us to maintain economic and voting control over Liaoning Sunshine, Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, Mr. Dan Lou, both of whom are related parties to us, as Mr. Dan Lou is the father of Dr. Jing Lou, our chairman and CEO. As a result, Liaoning Sunshine has been included in our consolidated financial statements as a variable interest entity. These contractual arrangements include:

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

Transactions with Liaoning Sunshine Science and Technology Development Co. Limited

Liaoning Sunshine Science and Technology Development Co. Limited is a related party to us, as it is a wholly-owned subsidiary of Liaoning Sunshine. LSSTD is the principal party in our collaboration with DaVita to provide kidney care services in two Chinese provinces, and Shenyang Sunshine may supply DaVita with anemia management drugs throughout China under a supply agreement that is under negotiation, all as set forth in the Master Agreement (see Exhibit 4.10 attached hereto), to which both we and LSSTD are parties.

Transactions with APGC and Ascentage SH

APGC and Ascentage SH may be deemed related parties to us as we acquired and own a 40% equity interest in each of them pursuant to the agreements with them. Pursuant to the same agreements, we paid RMB17 million to fund the apoptosis related R&D program in 2010. Before entering into the agreements, APGC and Ascentage SH were not related to us.

Management and Compensatory Contracts

See Item 6.C.6 “Employment and Management Agreements” for a description of the employment and management agreements we enter into with our directors and officers.

Equity Grants to Directors and Officers

See Item 6E --- “Equity Grant to Directors and Senior Officers” for a description of share-based compensation awards we have granted to our directors and senior officers.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item18. Financial Statements”.

Legal Proceedings

We are not aware of any legal or arbitration proceedings, or any governmental proceedings pending or known to be contemplated, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability. Neither are we aware of any material proceeding in which any of our directors, any member of our senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Our intellectual property may be subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others.

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

B. Significant Changes

Collaboration with DaVita

In March 2012, we entered a collaboration agreement with DaVita Inc. (NYSE: DVA, "DaVita"), a leading provider of kidney care services for those diagnosed with chronic kidney disease, to provide kidney care services in Jilin and Liaoning, two provinces in northeastern China. The total investment is US$20 million with DaVita and us contributing 70% and 30%, respectively. In addition, we and DaVita have also agreed to enter into a supply agreement for us to provide DaVita with anemia management drugs throughout China. This supply agreement and certain other related agreements are still under negotiation. Further, while we believe these arrangements are in compliance with current Chinese law and regulations, and the government policy is promoting foreign capital entering in health service sector, there may be uncertainties, in terms of review, approval and other regulatory requirements, associated with foreign investment in owning, operating and managing dialysis clinics as a new area of regulation in China. Please refer to Item 3.D "Risks Factors" for discussions on relevant risks and uncertainties, such as related to collaboration and strategic arrangements, and the legal and regulatory environment in China.

Except as disclosed above and elsewhere in this annual report, we are not aware of any significant changes since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market of the NASDAQ Stock Market LLC under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 885754105. Each of our ADSs represents seven ordinary shares.

The following table provides the highest and lowest closing prices for our ADSs on the NASDAQ Global Market for (1) the full financial years ended December 31, 2009, 2010, and 2011, (2) each full fiscal quarter of the financial years ended December 31, 2010 and 2011, and (3) each of the most recent six months.

	Closing Price
	Per ADS
	Highest	Lowest
	US$	US$
Annual
2009	14.20	4.51
2010	16.25	10.01
2011	19.99	9.60
Quarterly
First Quarter of 2010	13.50	10.01
Second Quarter of 2010	14.33	10.02
Third Quarter of 2010	15.05	11.31
Fourth Quarter of 2010	16.25	12.65
First Quarter of 2011	17.29	14.78
Second Quarter of 2011	19.99	15.14
Third Quarter of 2011	18.69	11.93
Fourth Quarter of 2011	13.24	9.60
First Quarter of 2012	15.03	9.47
Most recent six months
October 2011	12.48	10.31
November 2011	13.24	11.13
December 2011	13.17	9.60
January 2012	11.84	9.47
February 2012	12.02	10.71
March 2012	15.03	11.75

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

Cayman Islands Law - Mergers and Similar Arrangements

Set forth below is a summary of the provisions of the Companies Law of the Cayman Islands regarding mergers and similar arrangements, as applicable to us, that may be deemed significantly different from the laws applicable to companies incorporated in the United States and their shareholders, and the effects of such Cayman Islands law:

(1) Merger and Consolidation

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation (“Plan”) to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other authorization as may be specified in such constituent company’s articles of association.

Shareholders’ approval is not required in a merger between a Cayman Islands parent company and a Cayman Islands subsidiary with at least 90% of its issued shares entitled to vote owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including certain declarations.

A dissenting shareholder of a Cayman Islands constituent company is, following the specified procedures, entitled to payment of the fair value of his shares, as mutually agreed upon or determined by the Cayman Islands court, upon dissenting to a merger or consolidation, except, generally, where such person's shares are listed on a recognized stock exchange or such qualified trading market or the transaction consideration consists of securities of such nature. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

(2) Reconstruction and Amalgamation and Takeover Offer

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

  the statutory provisions as to the required vote have been met;

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

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or breach of the Companies Law.

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

For exchange control in China, please refer to “4.B.11-e Regulation of foreign currency exchange, dividend distribution, and overseas listing”.

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

PRC Taxation

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for certain U.S. shareholder and ADS holders that are enterprises, and, an individual income tax of 20% for individual U.S. shareholders and ADS holders, may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of shares or ADSs that are deemed income derived from sources within the PRC. It is unclear whether then U.S. shareholder and ADS holders might be eligible for the benefits of the income tax treaty between the United States and the PRC.

For more information, please see “4.B.11-d PRC Enterprise Income Tax”.

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

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, and does not deal with the tax consequences to investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, regulated investment companies, real estate investment trusts, certain U.S. expatriates, and tax-exempt organizations (including private foundations), traders that elect to mark to market, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2012, a determination that can only be made after the close of the taxable year, or for our future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the operation cash inflow.

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to “qualified dividend income” (as discussed above in “Distributions on ADSs or Ordinary Shares”).

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

Under recently enacted legislation, unless otherwise provided by the U.S. Department of the Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the Department of the Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file IRS Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” U.S. Holders are urged to consult their own tax advisors regarding any reporting requirements related to PFIC status that may apply to them.

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

An individual U.S. Holder and certain entities may be required to submit to the IRS information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. You are urged to consult your tax advisor regarding the effects, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a report on Form 20-F no later than four months after the close of our fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Public Reference Room by calling the Commission at 1-800-SEC-0330 or (202) 551-8090. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like us that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Interest-earning instruments carry a degree of interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by cash invested in demand and time deposits from our initial public offering proceeds and cash inflow from our operations. We have not used any derivative financial instruments to manage our interest risk exposure. If market interest rates for such deposits decrease in the near future, such decrease may cause the amount of our interest income to fall. A hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2012 would result in a decrease of approximately RMB1.9 million in interest income on our balance of such demand and time deposits as of December 31, 2011. In comparison, a hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2011 would have resulted in a decrease of approximately RMB1.3 million in interest income on our balance of such demand and time deposits as of December 31, 2010.

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

To the extent that we need to convert the balance of U.S. dollars we hold into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would impact on the Renminbi amount we receive from the conversion. Our cash, cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars was US$24.5 million as of December 31, 2011, compared to US$25.8 million as of December 31, 2010. If we had converted such balance from US dollar to RMB at December 31, 2011, the converted amount would have been RMB154.2 million. If RMB were to appreciate by 5% against U.S. dollar over the December 31, 2011 exchange rate, the converted amount would be RMB146.5 million. Please also see “3.D.3 - Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise”.

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
Withdrawing underlying shares	—ADSs surrendered for withdrawal of deposited shares or ADS cancelled or reduced for any other reason	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered
Transferring, splitting or grouping receipts	-- Transfers	$1.50 per ADR
General depositary services

— Services performed by the Depositary in administering the ADRs
— Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities (*which may include assets associated with such securities) or otherwise in connection with the Depositary's or its Custodian's compliance with applicable law, rule or regulation)

—Conversion of foreign currency into U.S. dollars
—Any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the Shares or other deposited securities.

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

Fees Payable by the Depositary to the Issuer

JPMorgan, as our depositary, has agreed to reimburse us for certain expenses related to our ADS program which we incur each year. For 2011, we received US$0.3 million in reimbursements from JPMorgan, primarily related to accountant fees and investor relations expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 in the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2010	2011	2011
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	4,410	4,764	757
Audit-related Fees	-	-	-
Tax Fees(2)	-	260	41
Other Fees	-	-	-

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

Shareholder Approval of Equity Compensation Arrangements

We are not required to obtain shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. This practice of ours differs from Rule 5635(c) of the NASDAQ Marketplace Rules. There is no specific requirement under Cayman Islands law on shareholder approval with respect to equity compensation arrangements. The amendment to our 2006 stock plan and the establishment of our 2010 equity incentive plan were adopted by our board of directors without shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements and the reports of our principal external auditors are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F- 1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2	Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007, except that Article 61(2) shall now read:“At any general meeting of the Company, two or more Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.” The amendment to Article 61(2) was approved at the 2010 Annual General Meeting by a special resolution on October 29, 2010.)

2.1	Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2	Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1	2006 Stock Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2	First Amendment to 2006 Stock Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.3	2010 Equity Incentive Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.4	Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on April 21, 2009)

4.5	Form Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Trading (Shanghai) Company Limited (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.6	Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7	Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd., dated March30, 2009 (incorporated by reference to Exhibit 4.7 from Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on November 3, 2011)

4.8	Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated July 3, 2009 (incorporated by reference to Exhibit 4.8 from Amendments No. 2 and No. 3 to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on November 3, 2011 )

4.9*	Partnership Agreement among Shenyang Sunshine Pharmaceutical Co., Limited, Taizhou Huan Sheng Investment Management Company Limited, and Taizhou Oriental CMC Limited, dated April 25, 2011

4.10*	Master Agreement among DaVita Care PTE. LTD., DaVita China PTE. LTD., 3SBio, Inc., and Liaoning Sunshine Science and Technology Development Co. Limited, made as of February 21, 2012 (portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)

Exhibit Number	Description of Exhibits
8.1*	List of Subsidiaries of 3SBio Inc.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By: /s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title: Chief Executive Officer

Date: April 30, 2012