Form 20-F/A
period 2011-12-31
3SBio Inc.
filed 2012-05-02
CIK 1383790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 20-F/A
(Amendment No.1)
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

Yes[_]                  No [X]

Explanatory Note

This Amendment No.1 on Form 20-F/A ("Amendment No. 1") to the Company's Annual Report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 30, 2012, is to add the audited financial statements and accompanying notes, which were inadvertently omitted in the original filing.

No other changes have been made to the original filing. Except as specifically and expressly disclosed herein, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information in any Items or sections of the original filing, or reflect any events having occurred after the original filing date.

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
Title: Chief Executive Officer

Date: April 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3SBio Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 3SBio Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
 Beijing, People’s Republic of China
April 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited 3SBio Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). 3SBio Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, 3SBio Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 3SBio Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of 3SBio Inc. and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China

April 30, 2012

3SBio Inc.
Consolidated Balance Sheets
At December 31, 2010 and 2011
(RMB and US$ expressed in thousands, except share data)

		December 31,
	Note
		2010	2011	2011
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		153,250	245,813	39,056
Restricted cash		1,662	665	106
Time deposits with financial institutions		378,405	499,201	79,315
Accounts receivable, less allowance for doubtful accounts:	3	78,500	113,949	18,105
December 31, 2010: RMB2,663; December 31, 2011: RMB2,542 (US$404)
Notes receivable		55,646	47,243	7,506
Inventories	4	21,718	27,604	4,386
Prepaid expenses and other receivables	5	39,390	26,672	4,238
Available-for-sale securities	6	50,667	22,830	3,627
Prepayment to related parties	21	12,000	6,000	953
Deferred tax assets	17(a)	2,198	2,750	437
Total current assets		793,436	992,727	157,729

Time deposits with financial institutions		120,000	20,000	3,178
Available-for-sale securities	6	12,697	10,848	1,724
Investment in non-consolidated affiliates	7	3,835	2,245	357
Property, plant and equipment, net	8	199,456	198,053	31,467
Prepaid land use rights	9	8,188	17,448	2,772
Prepayment and non-current deposits	10	1,555	16,801	2,669
Intangible assets, net	11	44,299	49,615	7,883
Long-term receivables	19	2,558	3,111	494
Deferred tax assets	17(a)	373	262	42
Total assets		1,186,397	1,311,110	208,315

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable		5,030	6,218	988
Deferred grant income	12	1,374	374	59
Accrued expenses and other payables	13	39,552	48,389	7,689
Income tax payable		1,986	8,894	1,413

Total current liabilities		47,942	63,875	10,149

Deferred grant income	12	2,402	2,029	322

Total liabilities		50,344	65,904	10,471

Commitments and contingencies	22

Shareholders’ equity
Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized,	14	123	124	20
152,654,148 and 154,473,159 issued and outstanding as of December 31, 2010 and 2011 respectively
Additional paid-in capital	14	946,717	973,218	154,629
Accumulated other comprehensive loss	23	(89,531)	(126,290)	(20,065)
Retained earnings		278,744	387,317	61,538
Total shareholders’ equity attributable to 3SBio Inc.		1,136,053	1,234,369	196,122
Non-controlling interest		-	10,837	1,722

Total shareholders’ equity		1,136,053	1,245,206	197,844

Total liabilities and shareholders’ equity		1,186,397	1,311,110	208,315

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Income
For the years ended December 31, 2009, 2010 and 2011
(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Net revenue	15	316,920	418,628	541,614	86,054
Cost of revenue		(25,236)	(41,650)	(58,073)	(9,227)
Gross profit		291,684	376,978	483,541	76,827

Operating expenses

Research and development costs		(19,427)	(39,409)	(41,805)	(6,642)
Sales, marketing and distribution expenses		(151,679)	(194,877)	(254,767)	(40,478)
General and administrative expenses		(36,195)	(55,850)	(66,908)	(10,631)
Grant income	12	674	1,256	1,585	252
Income from operations		85,057	88,098	121,646	19,328

Interest income		11,532	12,950	18,499	2,939
Net realized gain on available-for-sale securities	6(a)	1,611	-	-	-
Impairment loss on available-for-sale securities	6(b)	(4,624)	-	(1,334)	(212)
Share of gain/(loss) in non-consolidated affiliates	7	-	704	(1,590)	(253)
Other income/(loss), net	20	1,595	1,306	(851)	(135)
Total other income, net		10,114	14,960	14,724	2,339

Income before income tax expense		95,171	103,058	136,370	21,667
Income tax expense	17(a)	(11,736)	(21,772)	(28,210)	(4,482)

Net income		83,435	81,286	108,160	17,185

Less: net loss attributable to non-controlling interest, net of tax		-	-	(413)	(66)

Net income attributable to 3SBio Inc.		83,435	81,286	108,573	17,251

Net income attributable to 3SBio Inc. per share:
- Basic		0.55	0.54	0.71	0.11
- Diluted		0.55	0.53	0.69	0.11

Weighted average shares:
- Basic		150,606,317	151,241,036	153,310,128	153,310,128
- Diluted		151,034,192	154,131,768	157,148,685	157,148,685

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2009, 2010 and 2011
(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Net income		83,435	81,286	108,160	17,185

Other comprehensive income/(loss), net of tax:
Net unrealized gain/(loss) in available-for-sale securities, net of nil tax	23	1,205	21,335	(26,545)	(4,218)
Foreign currency translation adjustments, net of nil tax	23	313	(10,258)	(10,214)	(1,623)
	23	1,518	11,077	(36,759)	(5,841)
Comprehensive income		84,953	92,363	71,401	11,344

Less: comprehensive loss attributable to non-controlling interest		-	-	(413)	(66)
Comprehensive income attributable to 3SBio Inc.		84,953	92,363	71,814	11,410

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, 2010 and 2011
(RMB and US$ expressed in thousands, except share data)

				Additional	Accumulated		Non-	Total share-
		Share capital		paid-in	other	Retained	controlling	holders’
	Note	No. of shares	Amount	capital	comprehen-	earnings	interest	equity
					sive loss
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		150,575,955	121	908,377	(102,126)	114,023	-	920,395
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	48,734	-	3,642	-	-	-	3,642
-Share options granted to executives and employees	18(b)	-	-	3,116	-	-	-	3,116
-Shares issued pursuant to exercise of vested options	18(b)	16,772	-	132	-	-	-	132
Net income		-	-	-	-	83,435	-	83,435
Net unrealized loss on available-for-sale securities, net of nil tax	6(b)	-	-	-	1,205	-	-	1,205
Foreign currency translation adjustments, net of nil tax		-	-	-	313	-	-	313
Balance as of December 31, 2009		150,641,461	121	915,267	(100,608)	197,458	-	1,012,238
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,103,499	1	22,538	-	-	-	22,539
-Share options granted to executives and employees	18(b)	-	-	2,149	-	-	-	2,149
-Shares issued pursuant to exercise of vested options	18(b)	909,188	1	6,763	-	-	-	6,764
Net income		-	-	-	-	81,286	-	81,286
Net unrealized gain on available-for-sale securities, net of nil tax	6(b)	-	-	-	21,335	-	-	21,335
Foreign currency translation adjustments, net of nil tax		-	-	-	(10,258)	-	-	(10,258)
Balance as of December 31, 2010		152,654,148	123	946,717	(89,531)	278,744	-	1,136,053
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,062,220	1	21,128	-	-	-	21,129
-Share options granted to executives and employees	18(b)	-	-	660	-	-	-	660
-Shares issued pursuant to exercise of vested options	18(b)	756,791	-	4,713	-	-	-	4,713
Capital injection from non-controlling interest shareholder		-	-	-	-	-	11,250	11,250
Net income attributable to 3SBio Inc.		-	-	-	-	108,573	-	108,573
Net income attributable to non-controlling interest		-	-	-	-	-	(413)	(413)
Net unrealized loss on available-for-sale securities, net of nil tax	6(b)	-	-	-	(26,545)	-	-	(26,545)
Foreign currency translation adjustments, net of nil tax		-	-	-	(10,214)	-	-	(10,214)
Balance as of December 31, 2011		154,473,159	124	973,218	(126,290)	387,317	10,837	1,245,206
Balance as of December 31, 2011 (US$)			20	154,629	(20,065)	61,538	1,722	197,844

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2010 and 2011
(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		83,435	81,286	108,573	17,251
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment		402	(371)	2,226	354
Allowance for/(reversal of) doubtful accounts		(1,588)	624	71	11
Depreciation of property, plant and equipment	8	7,009	13,906	20,002	3,178
Amortization of prepaid land use rights	9	353	353	369	59
Amortization of intangible assets	11	1,100	1,103	2,781	442
Amortization of deferred grant income	12	(374)	(374)	(1,374)	(218)
Share-based compensation expenses	18(c)	6,560	24,498	21,193	3,367
Non-controlling interest		-	-	(413)	(66)
Realized gain on available-for-sale securities	6(a)	(1,611)	-	-	-
Impairment of available-for-sale securities	6(b)	4,624	-	1,334	212
Foreign currency exchange (gain)/loss, net		(596)	249	(176)	(28)
Deferred income tax expense/(benefit)	17(a)	(1,591)	1,075	(441)	(70)
Share of (gain)/loss in non-consolidated affiliates	7	-	(704)	1,590	253
Changes in operating assets and liabilities:
Accounts receivable		(4,146)	(23,605)	(35,560)	(5,651)
Notes receivable		(6,425)	(24,381)	8,403	1,335
Inventories		(7,658)	(6,312)	(5,609)	(891)
Prepaid expenses and other receivables		(459)	(5,265)	(11,529)	(1,832)
Prepayment and non-current deposits		-	-	16	3
Accounts payable		797	2,294	1,188	189
Accrued expenses and other payables		8,148	4,026	12,072	1,918
Income tax payable		658	72	6,908	1,098
Long-term receivables		-	659	(513)	(82)
Deferred grant income		-	1,000	-	-
Prepayment to related parties		-	(12,000)	6,000	953
Net cash provided by operating activities		88,638	58,133	137,111	21,785

Cash flow from investing activities
Purchase of property, plant and equipment		(95,802)	(40,821)	(34,883)	(5,542)
Proceeds from disposal of property, plant and equipment		111	-	14	2
Purchase of available-for-sale securities		(3,475)	(31,951)	-	-
Proceeds from sale of available-for-sale securities		16,995	-	-	-
Issuance of short-term loan		-	(26,400)	(2,000)	(318)
Repayment of short-term loan		-	-	26,400	4,195
Purchase of intangible assets	11	-	(41,277)	(8,097)	(1,286)
Prepaid land use rights	9	-	-	(9,826)	(1,561)
Purchase of time deposits		(727,355)	(463,405)	(399,201)	(63,427)
Proceeds from maturity of time deposits		552,712	433,451	378,405	60,122
Restricted cash for investment in a subsidiary		(9,300)	(1,000)	-	-
Release of restricted cash for investment in a subsidiary		-	9,300	1,000	159
Investment in non-consolidated affiliates		-	(3,131)	-	-
Prepayment for investment		-	-	(4,134)	(657)
Net cash used in investing activities		(266,114)	(165,234)	(52,322)	(8,313)

Cash flow from financing activities
Gross proceeds from exercise of stock options		132	6,763	4,713	749
Proceeds from investment by non-controlling interest		-	-	11,250	1,787
Net cash provided by financing activities		132	6,763	15,963	2,536

Effect of foreign currency exchange rate change on cash		874	(9,179)	(8,189)	(1,301)
Net (decrease)/ increase in cash and cash equivalents		(176,470)	(109,517)	92,563	14,707

Cash and cash equivalents, at beginning of year		439,237	262,767	153,250	24,349
Cash and cash equivalents, at end of year		262,767	153,250	245,813	39,056
Supplemental disclosures of cash flow information:
Income taxes paid		(12,669)	(20,279)	(21,264)	(3,379)
Non-cash transactions:
Acquisition of property, plant and equipment included in accrued expenses and other payables		(5,385)	(6,923)	(3,680)	(585)

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

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
  TPIAO, a recombinant human thrombopoietin indicated for the treatment of chemotherapy- induced thrombocytopenia;
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

On February 7, 2007, the Company’s shares were listed on the Nasdaq Global Market following the completion of its initial public offering (“IPO”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries and variable interest entities (“VIEs”).

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

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
  the equity holders of the VIEs are required to consult with and follow any lawful instruction of Shenyang Sunshine whenever they exercise their rights as equity holders; and
  the equity interests in the VIEs are pledged to Shenyang Sunshine to guarantee the obligations of the equity holders under the above contractual arrangements.

As a result of these contractual arrangements, Shenyang Sunshine consolidates the VIEs (as required by ASC 810-10) because it is the primary beneficiary of the VIEs. Through the aforementioned agreements, Shenyang Sunshine is obligated to absorb substantially all of the profits and all of the expected losses from the VIEs’ activities.

However, uncertainties in the PRC legal system could cause the Group’s current ownership structure to be found in violation of future PRC laws or regulations and could limit the Company’s ability, through Shenyang Sunshine, the primary beneficiary, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the above aforementioned agreements. In such case, the Company may not be able to operate or control the VIEs, or do so to the extent as our business requires, which may result in deconsolidation of the VIEs.

Beijing Sunshine was dissolved during 2008. Liaoning Sunshine is a domestic limited liability company incorporated in the PRC primarily for the purpose of distributing products manufactured by Shenyang Sunshine. Liaoning Sunshine has also been involved in distributing one third-party franchised pharmaceutical product since 2008. In 2009, through supplementary agreements, Shenyang Sunshine is deemed to have acquired the 10% non-controlling interest in Liaoning Sunshine. The aggregate carrying amounts of the total assets and total liabilities of Liaoning Sunshine as of December 31, 2011 were RMB28,823,000 (US$4,579,000) and RMB32,416,000 (US$5,150,000), respectively, including current assets of RMB11,974,000 (US$1,902,000), non-current assets of RMB16,849,000 (US$2,677,000), current liabilities of RMB2,416,000 (US$383,000) and non-current liabilities of RMB30,000,000 (US$4,767,000). There is no pledge or collateralization of its assets. Creditors of Liaoning Sunshine have no recourse to the general credit of Shenyang Sunshine, which is the primary beneficiary of Liaoning Sunshine. Liaoning Sunshine’s net income for the year ended December 31, 2011 was RMB715,000 (US$114,000). For the years ended December 31, 2009, 2010 and 2011, the Group’s transactions with Liaoning Sunshine were all pursuant to the terms of our agreements with Liaoning Sunshine, as described above.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Shenyang Sunshine Baiao Pharmaceutical Co. Ltd. (“Shenyang Baiao”) was a wholly-owned subsidiary of Collected Mind, which was established in July 2007 and dissolved in April 2009. Throughout its existence, Shenyang Baiao was not involved in any significant business activities and there was no significant gain or loss upon its dissolution.

China Sansheng Medical Limited (“HK Sunshine”) was established in Hong Kong in November 2009 as a wholly-owned subsidiary of Collected Mind and will engage in merger and acquisition efforts, as well as import and export transactions. As of December 31, 2011, HK Sunshine has not been involved in any business activities.

Liaoning Sunshine Technology & Development Co., Ltd. (“Benxi Sunshine”) was established as a wholly-owned subsidiary of Liaoning Sunshine in December 2009 and had engaged in medical technology development, transfer of technology and technical consulting activities.

Pursuant to the strategic alliance entered between the Group and Ascentage Pharma Group Corporation, Ltd. (“APGC”) in February 2010, the Group acquired a 40% equity interest in both APGC and Ascentage Shanghai Pharmaceutical Co., Ltd. (“Ascentage SH”, a PRC domestic company under common control with APGC), in December 2010 and June 2010, respectively. APGC and Ascentage SH are involved in pharmaceutical products IP rights holding and maintenance, as well as research and development (“R&D”) activities execution. Refer to Note 7 and Note 16(b) for details of this arrangement.

On November 4, 2010, the Group entered into an assets acquisition agreement with EnzymeRX LLC (“EnzymeRX”) to purchase certain R&D related assets. Related to the assets acquisition arrangement, the Group formed 3SBio, LLC, a limited liability company in Delaware, USA, on November 30, 2010. Two LLC series under 3SBio, LLC, 3SBio IP Assets Series (“IP Series”) and 3SBio US Assets Series (“Assets Series”), were established to hold the assets acquired from EnzymeRX. Each assets series is a segregated assets series with liabilities insulation between the distinct series, as provided under the Delaware Limited Liability Company Act. The members of IP Series and Assets Series are Shenyang Sunshine and the Company, respectively. As of December 31, 2011, neither of these two LLC series has been involved in any business activities.

In December 2010, Jiangsu Sunshine Pharmaceutical Technology Company Limited (“Jiangsu Sunshine”) was established as wholly-owned subsidiaries of the Company in the PRC, with paid-in capital of RMB30,000,000 (US$4,500,000). Jiangsu Sunshine will be engaged in seeking medical technology development and other R&D opportunities in southern part of the PRC. As of December 31, 2011, Jiangsu Sunshine has not been involved in any business activities.

In December 2010, Taizhou Huan Sheng Investment Management Company Limited (“Tai Zhou Huan Sheng”) was established as a wholly-owned subsidiary of the Company in the PRC, with paid-in capital of RMB1,000,000 (US$152,000). Tai Zhou Huan Sheng was established to cooperate with other investors to invest in local R&D projects.

In May 2011, Taizhou Huan Sheng Healthcare Industry Investment Center, LLP (“3SBio Ventures”) was established in the PRC with a total investment amount of RMB250,000,000 (US$39,700,000). Shenyang Sunshine and Taizhou China Medicine City Company (“CMC”) owned 80% and 20% limited partner interest in 3SBio Ventures, respectively. By the end of 2011, the investment of RMB56,300,000 (US$8,900,000) has been injected by the two parties. The investment partnership is managed by Tai Zhou Huan Sheng, the general partner of 3SBio Ventures. 3SBio Ventures will be engaged in seeking investments in the life science sector that support the Group’s strategic development. 3SBio Ventures will have an investment horizon of eight years with an option to extend.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2. Summary of significant accounting policies and practices

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE that the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

Currency translation for financial statement presentation

Solely for the convenience of the readers, certain 2011 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2939, being the noon buying rate for U.S. dollars in effect on December 30, 2011 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2011, or on any other date.

Foreign currency transactions

The reporting currency of the Group is Renminbi (“RMB”).The functional currency of the Company’s PRC-based subsidiaries and consolidated VIE is RMB, whereas the functional currency of the Company and its non-PRC-based subsidiaries is the U.S. dollar (“US$”).

Transactions of PRC-based subsidiaries and VIE denominated in currencies other than RMB are remeasured into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in “other income, net” in the consolidated statements of income.

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

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual financial results could differ significantly from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; valuation and other-than-temporary impairment of investments; realizability of inventories; allowance for doubtful accounts receivables; provision for sales rebates; valuation allowance for deferred tax assets; and the fair value of share-based compensation. Changes in facts and circumstances may result in revised estimates.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Concentrations of risks

Concentration of credit risk

Cash and cash equivalents, restricted cash, time deposits, accounts receivable and notes receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, restricted cash and time deposits are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located primarily in the PRC. The Company maintains an allowance for doubtful accounts based upon historical experience and the age of receivables, as well as taking into consideration economic and regulatory conditions. Determining appropriate allowances for these losses is an inherently uncertain process, and ultimate losses may vary from the current estimates, resulting in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, the Company generally does not require collateral on these balances. The allowance for doubtful accounts was RMB2,663,000 and RMB2,542,000 (US$404,000) as of December 31, 2010 and 2011, respectively.

As of December 31, 2010, one customer accounted for more than 10% of outstanding net accounts receivable. As of December 31, 2011, no single customer accounted for more than 10% of outstanding net accounts receivable. Details are listed below:

	December 31,
	2010		2011		2011
	RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	9,162	12%	10,588	9%	1,682	9%

Currency convertibility risk

RMB is not a fully convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China (“PBOC”), controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate has continued to fluctuate since that time.

Business and economic risks

The Company participates in a fast-growing and highly competitive industry. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: government regulations and policies; product pricing pressures; government sponsored insurance programs and government medical procurement; competition; demand for our major products; marketing and distribution network; product development; operation enhancement; and outside collaboration. There are other risks and uncertainties that could affect the Company materially.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Sales to the Company’s top five distributors accounted for 30% to 40% of total net revenue for the years ended December 31, 2009, 2010 and 2011. The following is sales to the customer that individually comprises 10% or more of net revenues:

	Year ended December 31,
	2009		2010		2011		2011
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	33,408	10%	46,762	11%	57,382	11%	9,117	11%

Purchases from the Company’s top five suppliers accounted for 30% to 60% of total inventories purchased for the years ended December 31, 2009, 2010 and 2011. The following are inventory purchases from suppliers that individually comprise 10% or more of total inventories purchased in any of the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009		2010		2011		2011
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Chengdu Tiantaishan Pharmaceutial Co., Ltd.	1,638	7%	1,622	7%	3,553	11%	565	11%
Invitrogen Hong Kong Ltd.	2,294	10%	1,325	5%	2,974	9%	473	9%
Nanjing Lifenergy R&D Co., Ltd.	2,839	13%	2,426	10%	2,156	6%	343	6%
Zhenjiang Shuangfeng Pharmaceutical Packing Co.,Ltd.	3,759	17%	1,563	6%	1,336	4%	212	4%
Shanghai Weike Biochemical Reagent Co.,Ltd.	2,314	10%	925	4%	1,379	4%	219	4%
Total	12,844	57%	7,861	32%	11,398	34%	1,812	34%

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits and accounts receivables denominated in US$, Australian Dollar (AUD) and Hong Kong Dollar (HKD). The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the US$ against RMB was approximately 4.6% in 2011. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

Fair value measurements of financial instruments

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted cash, accounts receivable, notes receivable and accounts payables approximate their fair value as of the balance sheet dates because of their short maturity. Fair values for investment securities that are classified as available-for-sale securities are determined by using quoted market prices and valuation methodologies, primarily discounted cash flow analysis.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Cash and cash equivalents, time deposits and restricted cash

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less. Interest-bearing time deposits with financial institutions with original maturities in excess of three months are excluded from cash and cash equivalents and classified as time deposits. Time deposits with remaining maturities longer than one year are classified as non-current assets. The interest rates of the time deposits ranged from 1.00% to 5.3% per annum with a weighted-average original maturity of 1.3 years.

Restricted cash as of December 31, 2011 comprises RMB665,000 (US$106,000) housing maintenance enhancement fund. The maintenance enhancement fund can only be used upon employees’ application and the related government authority’s approval.

As of December 31, 2010 and 2011, the amount of cash and cash equivalents, restricted cash and time deposits with original maturities over three months held in financial institutions by geographic location is as follows:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

- the PRC	597,678	675,083	107,260
- Hong Kong	55,639	90,596	14,395

	653,317	765,679	121,655

As of December 31, 2010 and 2011, the Group’s cash and cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars, Renminbi and other foreign currencies are as follows:

	December 31,
	2010	2011
	’000	’000

U.S. dollars	25,761	24,516
Renminbi	470,151	598,810
HKD	8,177	7,752
AUD	542	974

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

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

Available-for-sale securities

Available-for-sale securities consist of debt and equity marketable securities and a convertible promissory note. Available-for-sale securities considered available for use in current operations are classified as current assets.

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

Investments in non-consolidated affiliates

Pursuant to ASC 323-10: Investments – Equity Method and Joint Ventures – Overall, investments in companies in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Significant influence is generally presumed to exist when the Group owns between 20% and 50% of the investee, holds substantial management rights or holds an interest of less than 20%, but the investee is a limited liability partnership or limited liability corporation that is treated as a flow-through entity.

Under the equity method of accounting, only the Group’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheets. The Group initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss in the consolidated statements of income after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Impairment of investments in non-consolidated affiliates

For investments accounted for using equity method of accounting, the Group determines impairment by assessing whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. This evaluation is dependent on the specific facts and circumstances. The Group evaluates information such as the investee’s budgets, business plans and financial statements in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the Group’s investment. This list is not all-inclusive and the Group weighs all known quantitative and qualitative factors.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	10 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	4 - 5 years
Furniture, fixtures and computer equipment	3 - 10 years

No depreciation is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues when inventory is sold.

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of income.

Intangible assets

Intangible assets mainly include an exclusive distribution right of Iron Sucrose in the PRC, a patent acquired from an unrelated third party, as well as acquired Pegsiticase related global intellectual property (“IP”) rights and related in-progress R&D (“IPR&D”), which were determined to have alternative future use. Intangible assets other than IPR&D held by the Group have finite lives, are amortized over their estimated useful lives, ranging from 3.7 to 20 years (weighted average life of 7.8 years) and are carried at cost less accumulated amortization with no residual value. Amortization expense was recognized based on the straight-line method over the estimated useful lives. IPR&D is identified as having an indefinite useful life, which is not subject to amortization.

If intangible assets with indefinite use lives are subsequently determined to have finite useful lives, amortization will be provided prospectively over their estimated remaining useful lives and will be accounted for in the same manner as other intangible assets that are subject to amortization.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

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

Prepaid land use rights

Prepaid land use rights represent the cost of land use rights in the PRC. Land use rights are carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 to 50 years.

The current portion of prepaid land use rights represents the amount expected to be recognized as expense within one year from the balance sheet date, which has been included in “Prepaid expenses and other receivables” in the consolidated balance sheets.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. In accordance with ASC 605-10: Revenue recognition – Overall, the Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and handling costs paid by the Group and recovered from customers are included in revenue and sales, marketing and distribution expenses.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by the Group for purchases, with the net amount recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Government grants

Government grants received from PRC government agencies are recognized as deferred grant income and recognized in the consolidated statement of income as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Pursuant to the relevant PRC regulations, the Company’s PRC consolidated entities is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB2,560,000, RMB3,367,000 and RMB5,046,000 (US$802,000) for the years ended December 31, 2009, 2010 and 2011, respectively, was charged to expense in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Income taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of income in the period that includes the enactment date.

The Group applies ASC 740-10: Income Taxes: Overall (“ASC 740-10”) to account for uncertainty in income taxes. ASC 740-10 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is not more likely than not to be sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized on a cumulative probability basis. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. As of and for the years ended December 31, 2009, 2010 and 2011, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses were RMB3,011,000, RMB1,204,000 and RMB858,000 (US$136,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

R&D costs

R&D costs are expensed as incurred. R&D costs consist primarily of the remuneration of R&D staff, depreciation, materials, clinical trial costs as well as amortization of acquired technology and know-how used in R&D with alternative future uses. R&D costs also include costs associated with collaborative R&D and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of R&D costs for arrangements with collaboration partners is recognized when the obligations are incurred.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Earnings per share (“EPS”)

In accordance with ASC 260-10: Earnings Per Share: Overall, basic net income attributable to 3SBio Inc. per share is computed by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary shares outstanding. Diluted net income attributable to 3SBio Inc. per share is calculated by dividing net income attributable to 3SBio Inc. by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, as well as vesting of nonvested shares and restricted share units (“RSUs”) that will be settled in the Company’s stock. The dilutive effect of outstanding stock options, nonvested shares and RSUs are reflected in diluted earnings attributable to 3SBio Inc. per share by application of the treasury stock method. The calculation of diluted net income attributable to 3SBio Inc. per share excludes all anti-dilutive shares.

The following table sets forth the computation of basic and diluted net income attributable to 3SBio Inc. per share:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income attributable to 3SBio Inc. per share:
- Net income attributable to 3SBio Inc.	83,435	81,286	108,573	17,251
Denominator:
- Basic weighted average shares	150,606,317	151,241,036	153,310,128	153,310,128
- Effect of dilutive potential ordinary shares
RSUs	31,485	1,183,002	1,487,696	1,487,696
Nonvested shares	355,540	543,719	1,448,590	1,448,590
Options	40,850	1,164,011	902,271	902,271
	427,875	2,890,732	3,838,557	3,838,557
Diluted weighted average shares	151,034,192	154,131,768	157,148,685	157,148,685
Basic net income attributable to 3SBio Inc. per share	0.55	0.54	0.71	0.11
Diluted net income attributable to 3SBio Inc. per share	0.55	0.53	0.69	0.11

The diluted net income attributable to 3SBio Inc. per share calculation for the years ended December 31, 2009, 2010 and 2011 did not include the effect of share options to purchase a total of 585,100, nil and nil ordinary shares, respectively, because to do so would have been anti-dilutive.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investment by owners and distributions to owners. The Group’s components of comprehensive income during the years ended December 31, 2009, 2010 and 2011 were net income, net unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

Share-based payments

The Group adopts ASC 718-10: Compensation – Stock Compensation: Overall (“ASC 718-10”) for all share-based payments made by the Group. ASC 718-10 requires that all compensation cost related to employee share options or similar equity instruments be measured at grant date fair values of the awards. The Group recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The Group adopts a lattice option-pricing model to determine the fair value of share options granted and forfeitures are estimated based on historical experience and are periodically reviewed.

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

Segment reporting

The Group uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source of determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue and operating results of the Group and, as such, the Group has determined that the Group has a single operating segment as defined by ASC 280-10: Segment Reporting: Overall, which is the research, development, manufacture and distribution of pharmaceutical products in the PRC.

Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2011-04, Fair Value Measurement (“Topic 820”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”) which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Group will adopt ASU 2011-04 beginning January 1, 2012 and does not expect the adoption to have a material impact on its consolidated financial statements and disclosures.

In June 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-05, Comprehensive income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a public entity, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Group early adopted ASU 2011-05 in the year ended December 31, 2011.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Accounts receivable	81,163	116,491	18,509
Less: Allowance for doubtful accounts	(2,663)	(2,542)	(404)
Total accounts receivable, net	78,500	113,949	18,105

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	4,503	2,915	2,663	423
Credited to income	(1,588)	(234)	(111)	(17)
Written off against the allowance	-	(18)	(10)	(2)

Balance at end of year	2,915	2,663	2,542	404

The Group’s accounts receivable balances are all related to third-party customers. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

4. Inventories

Inventories consist of the following:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Raw materials	2,571	3,391	539
Work-in-progress	12,524	15,223	2,419
Finished goods	4,790	6,682	1,062
Consumables and packaging materials	1,833	2,308	366

Total inventories	21,718	27,604	4,386

5. Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Prepayments and other deposits	4,358	7,444	1,183
Loan receivable	26,400	2,000	318
Other receivables	8,632	17,228	2,737

Total prepaid expenses and other receivables	39,390	26,672	4,238

Prepayments and other deposits as of December 31, 2010 and 2011 include RMB353,000 and RMB550,000 (US$87,000), respectively, current portion of prepaid land use rights (Note 9); and RMB3,379,000 and RMB3,245,000 (US$516,000) advances to employees.

Loan receivable as of December 31, 2011 was a short-term loan made to a third party. It is an uncollateralized three-month loan with interest rate mirrored to prevailing market rate. This loan was fully repaid in March 2012.

Other receivables mainly include interest receivable and other miscellaneous receivables.

6. Available-for-sale securities

At December 31, 2010 and 2011, the fair values of available-for-sale securities held by the Group are as follows:

	December 31, 2010

		Foreign
		currency	Gross
		translation	unrealized	Impairment
	Cost	adjustments	gain	loss	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current portion:
Equity securities	30,192	(492)	20,967	-	50,667

Non-current portion:
Convertible promissory note	1,334	(14)	-	-	1,320
Corporate debt securities	11,360	(951)	968	-	11,377
	12,694	(965)	968	-	12,697
Total available-for-sale securities	42,886	(1,457)	21,935	-	63,364

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

	December 31, 2011

		Foreign
		currency	Gross
		translation	unrealized	Impairment
	Cost	adjustments	gain/(loss)	loss	Fair value	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Current portion:
Equity securities	30,192	(1,869)	(5,493)	-	22,830	3,627

Non-current portion:
Convertible promissory note	1,334	-	-	(1,334)	-	-
Corporate debt securities	11,360	(1,395)	883	-	10,848	1,724
	12,694	(1,395)	883	(1,334)	10,848	1,724
Total available-for-sale securities	42,886	(3,264)	(4,610)	(1,334)	33,678	5,351

The fair values of equity securities and corporate debt securities are based on quoted market prices at each reporting date. The fair value of the convertible promissory note was determined using the income approach.

The corporate debt securities held by the Group as of December 31, 2011 are interest-bearing at 4.625 - 7.5% per annum and are publicly traded outside the PRC.

On August 23, 2010, the Group purchased a US$4,500,000 (RMB29,700,000) convertible debenture from Isotechnika Pharma Inc. (“Isotechnika”) with interest rate of 7% per annum. The convertible debenture carries a three-year maturity from issuance and the Group can convert the debenture into Isotechnika’s common shares anytime before maturity at a fixed rate of Canadian Dollar (“CAD”) 0.155 per share. As of December 31, 2010, the Group had fully converted the debenture into 30,734,877 common shares and recorded the converted shares as equity securities in available-for-sale securities. As of December 31, 2011, the Group held a 17.6% equity investment in Isotechnika and nominated one member to Isotechnika’s six-member board of directors. The fair market price of Isotechnika’s common shares decreased from CAD0.155 as of the conversion date to CAD0.12 as of December 31, 2011, representing a 22.5% decrease compared to the conversion date. As such, the investment in Isotechnika’s common shares was in an unrealised loss position with unrealized loss of US$873,000 (RMB5,493,000) as of December 31, 2011. Based on the relatively short duration of time in which the investment cost exceeded the fair market price and considering that the Group has the ability and intent to hold the investment until the cost is recovered, the Group does not believe there is other-than-temporary impairment of its investment in Isotechnika as of December 31, 2011.

On November 30, 2010, the Group purchased a convertible promissory note (the “Note”) with par value of US$200,000 (RMB1,334,000) and an annual interest rate of 7.5% compounded on a quarterly basis. As of December 31, 2011, the Group had terminated its contract with the issuer as the further financing was not completed. As such, the Group had recorded an impairment loss in respect of the Note equal to its face value of US$200,000 (RMB1,334,000). Refer to Note 24 for details.

(a) Net realized gain/(loss) on available-for-sale securities

There was no net realized gain/(loss) on available-for-sale securities for the year ended December 31, 2010 and 2011, as the Group did not dispose of any available-for-sale securities.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

In May 2009, the Group disposed of the Lehman Brothers’ corporate debt securities at a price of US$382,000 (RMB2,616,000) recognizing a gain of US$123,000 (RMB840,000) during the year ended December 31, 2009. The Group also realized a net gain of RMB771,000 (US$112,000), which was from disposals of available-for-sale securities with proceeds of RMB14,379,000 (US$2,105,000) in 2009. The latter includes the disposal of the impaired available-for-sale securities described in 6(b) below.

(b) Impairment loss on available-for-sale securities

The Group evaluates whether unrealized losses on available-for-sale securities indicate other-than-temporary impairment.

Other than the impairment loss recorded for the investment in the Note, there were no indicators of other-than-temporary impairment of the Group’s available-for-sale securities held as of December 31, 2011.

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

An unrealized holding gain of RMB1,205,000, unrealized holding gain of RMB21,335,000 and unrealized holding loss of RMB26,545,000 (US$4,218,000) on available-for-sale securities was recognized in accumulated other comprehensive income for the years ended December 31, 2009, 2010 and 2011, respectively.

Other-than-temporary impairment of available-for-sale securities is analyzed as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	4,391	-	-	-
Addition during the year	4,624	-	1,334	212
Realized upon disposal	(9,015)	-	-	-
Balance at end of year	-	-	1,334	212

(c) Maturity information of available-for-sale securities at year-end

Maturities of the Group’s corporate debt securities classified as non-current available-for-sale are as follows:

	Year ended December 31,
	2011	2011
	RMB’000	US$’000
Due in one through five years	5,342	849
Due after five years through ten years	5,506	875
Total	10,848	1,724

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

7. Investment in non-consolidated affiliates

		Year ended December 31,
	Ownership	2010	2011	2011
	Percentage	RMB’000	RMB’000	US$’000
Equity method investments
- Ascentage SH	40%	3,041	2,245	357
- APGC	40%	794	-	-
Total		3,835	2,245	357

The Group acquired 40% equity interests in APGC and Ascentage SH at a cost of RMB1,131,000 and RMB2,000,000 in December 2010 and June 2010, respectively. APGC and Ascentage SH are controlled by the same group of shareholders. APGC was incorporated in Hong Kong in June 2009, while Ascentage SH was incorporated in the PRC in June 2009. APGC and Ascentage SH are involved in pharmaceutical products IP rights holding and maintenance, as well as R&D activities. The Group accounts for their investment in APGC and Ascentage SH under the equity method.

For the year ended December 31, 2010, the Group recognized its share of equity-method investment loss from APGC of RMB337,000, and its share of equity-method investment gain from Ascentage SH of RMB1,041,000, respectively.

For the year ended December 31, 2011, the Group recognized its share of equity-method investment loss from APGC of RMB794,000 (US$126,000), and its share of equity-method investment loss from Ascentage SH of RMB796,000 (US$127,000), respectively.

8. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Buildings	91,452	102,864	16,343
Plant and machinery	115,112	118,923	18,895
Motor vehicles	6,569	5,953	946
Furniture, fixtures and computer equipment	41,365	45,588	7,243
Construction-in-progress	16,501	10,919	1,735

	270,999	284,247	45,162
Less: Accumulated depreciation	(71,543)	(86,194)	(13,695)

Total property, plant and equipment	199,456	198,053	31,467

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

The Company completed the construction of its new manufacturing facility in Shenyang province in February 2010. Construction-in-progress as of December 31, 2011 included machinery and equipment not ready for intended use and renovation of old facilities.

The depreciation of property, plant and equipment is calculated using the straight-line method over their respective estimated useful life. Depreciation expense was RMB7,009,000, RMB13,906,000 and RMB20,002,000 (US$3,178,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

All of the Group’s buildings are located in the PRC.

9. Prepaid land use rights

Prepaid land use rights represent the land use rights of the Group and are analyzed as follows:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Prepaid land use rights	10,593	20,419	3,244
Less: Accumulated amortization	(2,052)	(2,421)	(385)
Balance as of December 31, 2011	8,541	17,998	2,859

Including:
Non-current portion	8,188	17,448	2,772
Current portion	353	550	87

The estimated amortization expense of prepaid land use rights for the next five years and thereafter is as follows:

	RMB’000	US$’000
2012	550	87
2013	550	87
2014	550	87
2015	550	87
2016	550	87
Thereafter	15,248	2,424

Total	17,998	2,859

In 2005, the Group paid RMB9,924,000 for a land use right for a term of 30 years in respect of land located beside the existing plant of the Group. In 2011, the Group paid RMB9,826,000 (US$1,561,000) for a land use right for a term of 50 years in respect of land located in Taizhou City, Jiangsu Province, the PRC and the certificate has not been issued at the balance sheet date due to administrative processing reasons. The prepayment is charged to expense on a straight line basis over the lease term of 50 years.

Land lease expense for the years ended December 31, 2009, 2010 and 2011 were RMB353,000, RMB353,000 and RMB369,000 (US$59,000), respectively.

10. Prepayment and non-current deposits

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Included in prepayment and non-current deposits as of December 31, 2010 and 2011 are prepayment for the acquisition of property, plant and equipment and other deposits of RMB1,555,000 and RMB16,801,000 (US$2,669,000), respectively, which are not expected to be utilized or recovered within one year.

11. Intangible assets, net

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Cost:
Exclusive distribution right	5,500	5,500	874
China IP rights	1,782	1,782	283
U.S. IP rights	4,047	4,047	643
Patent	-	8,097	1,286
Others	219	219	35
	11,548	19,645	3,121
Accumulated amortization:
Exclusive distribution right	2,475	3,575	568
China IP rights	-	89	14
U.S. IP rights	-	289	46
Patent	-	1,288	205
Others	3	18	2
	(2,478)	(5,259)	(835)
Intangible assets subject to amortization, net	9,070	14,386	2,286
IPR&D	35,229	35,229	5,597
Total intangible assets, net	44,299	49,615	7,883

The exclusive distribution right is for distributing Iron in the PRC. The Group purchased the 5-year right from an unrelated third party in 2008, based on which the useful life was determined.

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

The Group acquired a patent from an unrelated third party in 2011 with a valid period of 20 years from February 1995. This is capitalized and amortized over the remaining period of the patent.

Amortization expense of RMB1,100,000, RMB1,103,000 and RMB2,781,000 (US$442,000) for the years ended December 31, 2009, 2010 and 2011, respectively, was included in cost of revenue.

The estimated amortization expense of intangible assets for the next five years and thereafter is as follows:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

	RMB’000	US$’000
2012	3,701	588
2013	3,426	544
2014	2,601	413
2015	577	92
2016	393	62
Thereafter	3,688	587

Total	14,386	2,286

12. Deferred grant income

The Group’s deferred grant income represents the unamortized portion of government grants.

In August 1999, the Group received a government grant of RMB15,000,000, approved by the State Development Planning Committee of the PRC, for the purchase of plant and equipment costing a total of RMB45,029,000.

In December 2010, the Group received government grant of RMB1,000,000, approved by a PRC provincial government for a hemodialysis project. The grant was recorded in deferred grant income as at December 31, 2010.

Amortization of deferred grant income was RMB374,000, RMB374,000 and RMB1,374,000 (US$218,000) for the years ended December 31, 2009, 2010 and 2011, respectively. Deferred grant income as of December 31, 2011 is expected to be amortized as follows:

	RMB’000	US$’000
2012	374	59
2013	374	59
2014	374	59
2015	374	59
2016	374	59
Thereafter	533	86

Total	2,403	381

The Group’s grant income is analyzed as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Blood treatment project	300	-	-	-
R&D activities support	-	882	211	34
Amortization of deferred grant income	374	374	1,374	218
Total grant income	674	1,256	1,585	252

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

13. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Accrued selling and marketing expenses	16,924	19,069	3,030
Accrued salaries, bonus and welfare expenses	8,227	11,391	1,810
Other taxes payable	5,124	10,422	1,656
Payable to plant, property and equipment vendors	6,923	3,680	585
Payable to R&D service contractors	33	1,535	244
Advances from customers	547	733	116
Other accrued expenses	1,774	1,559	248

Total accrued expenses and other payables	39,552	48,389	7,689

14. Shareholders’ equity

(a) Share capital

The Company is authorized to issue up to 500 million shares with par value of $0.0001 per share, of which 152,654,148 and 154,473,159 shares were issued and outstanding as of December 31, 2010 and 2011, respectively. As of December 31, 2010 and 2011, no preferred shares have been issued, nor does the Company have current plans to issue preferred shares.

During the year ended December 31, 2009, 16,772 ordinary shares were issued when vested options were exercised at a consideration of US$1.15 per share (US$8.05 per ADS, each ADS represents seven ordinary shares of the Company). In addition, 48,734 shares were issued upon vesting of nonvested shares.

During the year ended December 31, 2010, a total of 909,188 ordinary shares were issued when vested options were exercised, which are related to three different grants of options. Among the newly issued shares pursuant to the exercises, 99,995 shares were issued at a consideration of US$1.60 per share (US$11.20 per ADS), 563,213 shares at US$1.15 per share (US$8.05 per ADS), and the remaining 245,980 shares at US$0.78 per share (US$5.45 per ADS). In addition, 1,103,499 shares were issued upon vesting of nonvested shares and RSUs.

During the year ended December 31, 2011, a total of 756,791 ordinary shares were issued when vested options were exercised, which are related to three different grants of options. Among the newly issued shares pursuant to the exercises, 376,978 shares were issued at US$1.15 per share (US$8.05 per ADS), and the remaining 379,813 shares were issued at US$0.78 per share (US$5.45 per ADS). In addition, 1,062,220 shares were issued upon vesting of nonvested shares and RSUs.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Transfers of RMB9,466,000, RMB11,587,000 and RMB15,613,000 (US$2,481,000) have been made to the statutory surplus reserve for the years ended December 31, 2009, 2010 and 2011, respectively.

The accumulated balances of this statutory surplus reserve maintained by the Company’s PRC consolidated entities as of December 31, 2009, 2010 and 2011 were RMB23,742,000, RMB35,329,000 and RMB50,942,000 (US$8,094,000), respectively.

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

The Group operates and manages its business solely in the PRC and sales were predominately made to customers located in the PRC.

The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the price administration authorities from time to time.

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Domestic sales:
- EPIAO	196,080	250,854	317,889	50,507
- TPIAO	89,679	128,717	164,839	26,190
- Intefen	5,522	5,358	5,229	831
- Inleusin	1,607	2,041	2,788	443
- Iron	10,715	17,187	24,859	3,950
Export sales	13,216	12,211	23,890	3,796
Others	101	2,260	2,120	337

Total revenues	316,920	418,628	541,614	86,054

16. Collaborations

(a) AMAG Pharmaceuticals, Inc. (“AMAG”)

During the year ended December 31, 2008, the Company entered into a development and commercialization agreement with AMAG for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

Under the terms of the agreement, AMAG grants the Company exclusive rights to develop and commercialize ferumoxytol in the PRC, initially for CKD, and with an option to explore into further co-development indications. The Company is responsible for the clinical development, registration, and commercialization of ferumoxytol in the PRC. The agreement has an initial duration of thirteen years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to the Company at a predetermined supply price.

In 2008, the Company paid a non-refundable payment of US$1,000,000 to AMAG for the licensing right to commercialize and market ferumoxytol in the PRC which was immediately expensed as it had no other alternative use. The Company is required to make milestone payments of US$1,500,000 upon obtaining the regulatory approval from the China State Food and Drug Administration (“SFDA”) for the commercialization and marketing of ferumoxytol within the PRC and upon any other co-developed indications being approved by the SFDA for their commercialization and marketing within the PRC. The Company is also required to pay a royalty fees based on the future sales of ferumoxytol.

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

Under the terms of the agreements between the Group and APGC, and the Group and Ascentage SH, the Group paid consideration of RMB17,000,000 (US$2,526,000) in funding APGC apoptosis related R&D programs (“APGC R&D programs”). A joint steering committee with members from the Group and APGC has also been set up to monitor the progress of the APGC R&D programs. In return, the Group has been granted the exclusive right in mainland China to develop and commercialize the cancer therapeutics that are developed through APGC R&D programs, while APGC will retain the rights in Hong Kong, Taiwan and Macau. RMB5,000,000 and RMB11,000,000 (US$1,748,000) of the RMB17,000,000 prepayment has been utilized and expensed as R&D costs as of December 31, 2010 and 2011, respectively. The Group may be required to pay future milestone payments and royalty payments to APGC after the commercialization of apoptosis. Such terms are still under negotiation.

As of December 31, 2011, the Group has determined that APGC and Ascentage SH are VIEs but the Group is not the primary beneficiary as the Group does not have the power to direct or control the operational activities that most significantly impact the economic performance of the VIEs. As such, the Group accounts for their investment in APGC and Ascentage SH as equity method investments. As required by ASC 810-10, the Group will continually assess whether it is the primary beneficiary of APGC and Ascentage SH.

A tabular comparison of the carrying amount of the Group’s investment in both APGC and Ascentage SH, by category, as at December 31, 2011 and the maximum exposure to loss, is listed below:

	Carrying value of investment in VIE			Maximum
	Equity	R&D		exposure to
	investment	prepayment	Total	loss
	RMB ’000	RMB ’000	RMB ’000	RMB ’000
APGC	-	1,000	1,000	1,000
Ascentage SH	2,245	5,000	7,245	7,245

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

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

The Group made an upfront non-refundable licensing payment of US$1,500,000 in December 2010 and may be required to pay milestone payments when certain criteria are met, as well as ongoing royalties based on sales of voclosporin. The upfront licensing payment was expensed as R&D costs for the year ended December 31, 2010 as it was determined that it had no alternative use.

17. Taxation

(a) Income taxes

Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Collected Mind, are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company or Collected Mind, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

U.S. Tax

IP Series and Assets Series, as part of 3SBio, LLC, are subject to U.S. taxes. For the year ended December 31, 2010, both IP Series and Assets Series had no taxable income. For the year ended December 31, 2011, IP Series has no U.S. taxable income and Assets Series was assessing its U.S. income tax obligation.

Hong Kong Tax

Hong Kong profits tax has not been assessed on HK Sunshine as the Group had no assessable profits arising in Hong Kong during the year ended December 31, 2010 and 2011.

PRC Tax

Under the current PRC Enterprise Income Tax (“EIT”) Law which has been effective since 2008, domestic enterprises and foreign investment enterprises (the "FIE") are subject to, with limited exceptions, a unified 25% enterprise income tax rate, except for certain entities that enjoyed the tax holidays.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

According to the EIT law, entities that qualify as High and New Technology Enterprise (“HNTE”) are entitled to the preferential EIT rate of 15%. Shenyang Sunshine qualified as HNTE from 2009 to 2011. In February 2012, Shenyang Sunshine successfully renewed the HNTE certificate which was effective retroactively from January 1, 2011 to December 31, 2013. Other PRC entities are subject to EIT rate of 25% effective from January 1, 2008.

Under the EIT Law, an enterprise established outside of the PRC with effective management located in the PRC is considered a resident enterprise and will be subject to the EIT on its worldwide income. The Implementation Regulations of the EIT Law further defines effective management as substantial and overall management having control over production and business operations, personnel, accounting and properties of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the applicable PRC EIT rate on its worldwide income. The Company believe the current administrative practice and interpretation do not apply the concept of “place of effective management” to us. The Company has not accrued for PRC tax on such basis. Management will continue to monitor the related development and application and its tax position.

Furthermore, under the current EIT Law, dividends paid by a foreign investment enterprise to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. The subsequent circular issued in January 2008 stipulates that no income tax will be withheld on the distribution of earnings of foreign invested enterprises where the relevant earnings were generated prior to January 1, 2008 with dividends distribution declared in 2008 and beyond. However, the income tax withholding rate will be 10% or the lower treaty rate on earnings generated after December 31, 2007.

Shenyang Sunshine is entitled to an extra 50% reduction on qualified R&D expenditures according to the EIT law.

Income tax expense/(benefit) represents PRC income tax as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Current	13,327	20,697	28,651	4,552
Deferred	(1,591)	1,075	(441)	(70)
Total	11,736	21,772	28,210	4,482

The components of income/(losses) before income tax expense are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
PRC	105,039	137,141	176,302	28,012
Other Countries	(9,868)	(34,083)	(39,932)	(6,345)
	95,171	103,058	136,370	21,667

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

The income before tax expense for Other Countries refers to the Company and Collected Mind located outside the PRC.

Following is a reconciliation of total income tax expense to the amounts computed by applying the PRC income tax rate of 25% for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Income before income tax expense	95,171	103,058	136,370	21,667

Computed tax expense at statutory rate of 25%	23,793	25,765	34,093	5,417

Increase/(reduction) in income taxes:
International rate differences	2,467	5,277	8,613	1,368
PRC preferential tax rates	(10,476)	(11,523)	(18,043)	(2,867)
Non-deductible expenses	269	847	2,653	422
Non-taxable income	(3,160)	(56)	(116)	(18)
Change in valuation allowance on deferred tax assets	(247)	1,177	1,167	185
Tax concession for R&D costs	(852)	(1,706)	(1,743)	(277)
Withholding income tax	-	2,163	1,421	226
Others	(58)	(172)	165	26

Income tax expense	11,736	21,772	28,210	4,482
Effective tax rate %	12.3%	21.1%	20.7%	20.7%

As of December 31, 2011, the Group has unused tax losses of RMB9,981,000 (US$1,586,000). The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000

2012	-	-
2013	233	37
2014	313	50
2015	2,922	464
2016	6,513	1,035

	9,981	1,586

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Property, plant and equipment	281	312	50
Accounts receivable	530	525	83
Long-term receivable	75	56	9
Inventories	98	149	24
Accrued expenses	2,372	2,630	418
Deferral of R&D costs for tax purposes	167	56	9
Tax loss carry forwards	866	2,269	360

Total deferred tax assets	4,389	5,997	953

Less: valuation allowance	(1,818)	(2,985)	(474)

Net deferred tax assets	2,571	3,012	479

Consolidated balance sheet classification:

Current	2,198	2,750	437
Non-current	373	262	42
Total	2,571	3,012	479

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	1,252	641	1,818	289
(Credited)/charged to income	(247)	1,177	1,167	185
Tax losses expired during the year	(364)	-	-	-

Balance at end of year	641	1,818	2,985	474

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management provided valuation allowances of RMB1,818,000 and RMB2,985,000 (US$474,000) as of December 31, 2010 and 2011, respectively.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

As of December 31, 2011, the Company intends to indefinitely reinvest the earnings of its foreign subsidiaries. Determination of the amount of the unrecognized deferred tax liability related to distributing these earnings is not practicable. Further, the Company has not recorded deferred tax on the outside basis of Liaoning Sunshine, the VIE of the Group, as Liaoning Sunshine is currently in an accumulated loss position.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income.

In accordance with ASC 740-10, the Group did not have any significant unrecognized tax benefits for the years ended December 31, 2010 and 2011. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The income tax returns of the Group’s operating entities in the PRC for the years from 2007 to 2011 are open to examination by the PRC state and local tax authorities.

(b) PRC value added tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sale of pharmaceutical equipment and products by the Group’s PRC-based subsidiaries and consolidated VIE are subject to an output VAT of 17%, while the purchase of products by these entities is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT.

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

On March 31, 2010, the Company adopted the 2010 equity incentive plan (the “2010 Plan”) which provides for the grant of share options, share appreciation rights, dividend equivalent rights, shares, restricted shares and restricted share units of the Company to employees, directors and consultants. Under the 2010 Plan, the Company is authorized to issue up to 22,500,000 ordinary shares, subject to possible adjustments. The 2010 Plan is administered by the board of directors and the compensation committee of the board of directors. With respect to the grant of awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards. The purpose of the plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business. The 2010 Plan became effective in April 2010. It will continue to be in effect for a term of ten years unless terminated sooner.

(a) Nonvested Shares and Restricted Share Units (“RSUs”)

In March 2011, the Company granted 63,910 and 2,279,200 shares to independent directors and employees, respectively. There are no transferability restrictions attached to the shares. Grants to independent directors will vest evenly every six months in the next year from the grant date; while grants to the executive management will vest on the fourth anniversary of the grant date.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

A summary of the status of the Company’s nonvested shares and RSUs as of December 31, 2010 and the changes during the year ended December 31, 2011, is presented below:

		Weighted		Weighted
		average		average
	Number of	grant-date		grant-date
	nonvested	fair value	Number of	fair value
	shares	(per share)	RSUs	(per RSU)
		US$		US$
Nonvested at
December 31, 2010	2,686,056	1.56	2,848,125	1.55
Awarded	2,343,110	2.20	-	-
Vested	(112,845)	1.49	(949,375)	1.55
Forfeited	-	-	-	-
Nonvested at
December 31, 2011	4,916,321	1.86	1,898,750	1.55

As of December 31, 2011, total unrecognized compensation costs related to nonvested shares and RSUs amounted to RMB32,099,000 (US$5,100,000) and RMB5,690,000 (US$904,000), respectively, which is expected to be recognized over a weighted-average period of 2.0 years and 1.3 years, respectively. The total fair value of vested shares during the years ended December 31, 2009, 2010 and 2011, was RMB365,000, RMB11,024,000 and RMB10,341,000 (US$1,643,000), respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation. The aggregate intrinsic value of nonvested shares and RSUs as of December 31, 2011 was RMB62,624,000 (US$9,950,000).

(b) Share Options

The Company uses a lattice-based model to estimate the fair value of options awarded.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	Year ended December 31,
	2009	2010	2011
Expected volatility	75%	-	-
Weighted average expected volatility	75%	-	-
Expected dividends	0.0	-	-
Sub-optimal early exercise factor	2 times	-	-
Risk-free interest rate	1.77%	-	-

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

No share options were granted in 2010 and 2011.

In addition, the Company applies an expected forfeiture rate in determining the grant date fair value of the share option grants. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, compensation cost could be materially impacted.

The following table summarizes the share option activity for the year ended December 31, 2011:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	life	value
		US$	Years	US$
Exercisable as at December 31, 2010	2,128,624	0.90	2.43	2,692,000
Granted	-	-
Expired	(317,184)	1.17
Forfeited	(12,845)	0.78
Exercised	(756,791)	0.96

Outstanding, December 31, 2011	1,041,804	0.78	2.25	708,427
Vested and expected to vest as at December 31, 2011	995,137	0.78	2.25	676,693
Exercisable as at December 31, 2011	458,466	0.78	2.25	311,757

The aggregate intrinsic value in the table above represents the value of the Company’s closing stock price on the last trading day in 2011 in excess of the exercise price of share options. Total intrinsic value of share options exercised for the three years ended December 31, 2009, 2010 and 2011 was US$5,000, US$706,000 and US$875,000 (RMB5,507,000), respectively.

As of December 31, 2011, total unrecognized compensation costs related to unvested share options amounted to RMB120,000 (US$19,000), which is expected to be recognized over a weighted-average period of 0.25 years. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation costs related to these awards may be different from the expectation.

The table below summarizes the weighted average fair value and exercise price of share options granted:

	Year ended December 31,
	2009	2010	2011
Weighted average grant-day fair value of share options granted during the year:
Where exercise price is lower than market price	-	-	-

Where exercise price is equal to market price	US$0.41 per share option	-	-
Weighted average exercise price of share options granted during the year
Where exercise price is lower than market price	-	-	-
Where exercise price is equal to market price	US$0.78 per share option	-	-

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

The total fair value of share options vested during the years ended December 31, 2009, 2010 and 2011 was RMB2,637,000, RMB3,281,000 and RMB1,542,000 (US$245,000), respectively.

(c) Compensation cost

Total compensation cost (for shares, RSUs and share options) recognized is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	557	1,007	423	67
Research and development costs	1,216	6,864	7,316	1,163
Sales, marketing and distribution expenses	577	907	815	129
General and administrative expenses	4,210	15,720	12,639	2,008

Charged to income statement	6,560	24,498	21,193	3,367
Capitalized as property, plant and equipment	198	189	319	51
Capitalized as inventory	-	-	277	44
Total share-based compensation cost	6,758	24,687	21,789	3,462

19. Long-term receivables

Long-term receivables, net, consist of the following:

	December 31,
	2010	2011	2011
	RMB’000	RMB’000	US$’000

Long-term receivables	3,416	3,929	624
Less: Allowance for doubtful accounts	(858)	(818)	(130)
Total long-term receivables, net	2,558	3,111	494

The allowance for doubtful accounts was charged to the consolidated statements of income during 2011. The Group’s long-term receivables are due from third-party customers, and are to be repaid in monthly instalments over the next 2.5 to 4.3 years. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

20. Other income/(loss), net

The Group’s other income, net, consists of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Recovery of investor relationship fees	1,159	2,065	1,895	301
Exchange gain/(loss)	596	(249)	176	28
Gain/(loss) on disposal of property, plant and equipment	(320)	257	(2,226)	(354)
Withholding business tax	-	(1,082)	(874)	(139)
Others	160	315	178	29

Total other income/(loss), net	1,595	1,306	(851)	(135)

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

A summary of these transactions for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

R&D costs	-	5,000	6,000	953

The prepayment to related parties balances as of December 31, 2009, 2010 and 2011 are as follows:

	As at December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Prepayment of R&D costs	-	12,000	6,000	953

22. Commitments and contingencies

(a) Operating lease commitments

The Group leases land from the PRC government under operating leases (Note 9). Operating lease charges are prepaid in full at the inception of the lease. The Group also leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

For the years ended December 31, 2009, 2010 and 2011, total rental expenses for operating leases, including land lease expense, were RMB1,183,000, RMB885,000 and RMB2,282,000 (US$363,000), respectively.

As of December 31, 2011, total future minimum lease payments under non-cancellable operating leases were as follows:

	RMB’000	US$’000

2012	552	88
2013	33	5
2014	-	-
Total	585	93

(b) Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2011 were RMB12,112,000 (US$1,924,000). They are all due within the next year.

23. Accumulated balances related to each component of other comprehensive income

	Net unrealized		Accumulated
	gain/(loss) on	Foreign currency	other
	available-for-sale	translation	comprehensive
	securities	adjustments	loss
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2009	(605)	(101,521)	(102,126)
Current year other comprehensive income	1,205	313	1,518
Balance as of December 31, 2009	600	(101,208)	(100,608)
Current year other comprehensive income/(loss)	21,335	(10,258)	11,077
Balance as of December 31, 2010	21,935	(111,466)	(89,531)
Current year other comprehensive loss	(26,545)	(10,214)	(36,759)
Balance as of December 31, 2011	(4,610)	(121,680)	(126,290)
Balance as of December 31, 2011 (US$’000)	(732)	(19,333)	(20,065)

The net unrealized holding gain/(loss) on available-for-sale securities arising during the year and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings and recognized in other comprehensive income for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
Net unrealized (loss)/gain in available-for-sale securities arising during the year	(1,808)	21,335	(27,879)	(4,430)
Less: reclassification adjustment for realized gain included in net income on disposal of available-for-sale securities	1,611	-	-	-

Less: reclassification adjustment for realized loss included in net income on providing impairment on available-for-sale securities	(4,624)	-	(1,334)	(212)

Net unrealized gain/(loss) in available-for-sale securities recognized in other comprehensive income	1,205	21,335	(26,545)	(4,218)

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

24. Fair value measurement

ASC 820-10: Fair Value Measurements and Disclosures: Overall (“ASC 820-10”), establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace; and

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

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale securities, at fair value. Cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale debt and equity securities are valued using quoted market prices. The convertible promissory note issued by Uricase was initially recognized at the purchase price. During 2011, the Note was written down to zero value and an impairment loss of US$200,000 (RMB1,334,000) was recorded.

Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2010
	Quoted prices in	Significant	Total fair value
	active market for	unobservable
	identical assets	inputs
	(Level1)	(Level 3)
	(RMB’000)	(RMB’000)	(RMB’000)	(US’000)

Cash and cash equivalents	153,250	-	153,250	23,220
Restricted cash	1,662	-	1,662	252
Time deposits with financial institutions	498,405	-	498,405	75,516
Available-for-sale securities	62,044	1,320	63,364	9,601

	715,361	1,320	716,681	108,589

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

	As of December 31, 2011

	Quoted prices in	Significant	Total fair value
	active market for	unobservable
	identical assets	inputs
	(Level1)	(Level 3)
	(RMB’000)	(RMB’000)	(RMB’000)	(US’000)

Cash and cash equivalents	245,813	-	245,813	39,056
Restricted cash	665	-	665	106
Time deposits with financial institutions	519,201	-	519,201	82,492
Available-for-sale securities	33,678	-	33,678	5,351

Total	799,357	-	799,357	127,005

The following table presents the reconciliation for the Group’s assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) for the year ended December 31, 2011:

	Significant Unobservable Inputs (Level 3)
	(RMB’000)	(US$’000)

Balance at December 31, 2010	1,320	210
Purchases	-	-
Foreign currency translation adjustment previously included in other comprehensive income	14	2
Impairment loss	(1,334)	(212)

Balance at December 31, 2011	-	-

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

For the year ended December 31, 2011 the Group recorded an impairment loss of US$200,000 (RMB 1,334,000) in respect of the investment in the Note issued by Uricase (Note 6).

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

25. Subsequent events

(a) Grant of nonvested shares

On January 5, 2012, the Company granted nonvested shares to employees and independent directors pursuant to the 2010 Plan. A total of 2,450,000 nonvested shares (equal to 350,000 ADSs) were awarded. The nonvested shares granted to employees will either cliff vest on the seventh anniversary or vest in four equal tranches on the first, second, third and fourth anniversary from the date of grant. The nonvested shares granted to the independent directors will vest as follows: 50% six months after the date of grant and another 50% one year after the date of grant.

(b) Collaboration with DaVita Inc.

On March 9, 2012, the Group announced a collaboration agreement to establish a company in the PRC with DaVita Inc., a leading provider of kidney care services for those diagnosed with chronic kidney disease, to provide kidney care services in Jilin and Liaoning provinces in northeastern China. The Group will invest US$6 million for a 30% share of equity interest in the PRC company. In addition, DaVita and 3SBio have also agreed to enter into a nationwide supply agreement for anemia management drugs.

26. Condensed financial information of the Company

As of December 31, 2011, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIE exceeded 25% of the Group’s consolidated net assets.

Under PRC law, there are certain restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory surplus reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling approximately RMB610,693,000 (US$97,029,000) as of December 31, 2011. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC subsidiaries and VIE from transferring funds to the Company in the form of dividends, loans or advances. The Company has approximately RMB597,678,000 and RMB675,083,000 of cash and cash equivalents, restricted cash and time deposits with original maturities over three months in the PRC as of December 31, 2010 and 2011, respectively, of which approximately RMB470,151,000 and RMB598,809,000 are denominated in RMB as of December 31, 2010 and 2011 respectively.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010 and 2011.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

26. Condensed Financial Information of the Company (continued)

Condensed Balance Sheets of the Company
(RMB and US$ expressed in thousands)

	December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	6,624	1,529	243
Time deposits with financial institutions	96,159	44,667	7,097
Prepaid expenses and other receivables	1,338	701	111
Available-for-sale securities	50,667	22,830	3,627
Amounts due from subsidiaries	600,134	631,028	100,260

Total current assets	754,922	700,755	111,338

Available-for-sale securities	12,697	10,848	1,724
Investment in subsidiaries	376,737	530,884	84,350

Total assets	1,144,356	1,242,487	197,412

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

Accrued expenses and other payables	508	323	51
Amounts due to subsidiaries	7,795	7,795	1,239

Total current liabilities	8,303	8,118	1,290

Total liabilities	8,303	8,118	1,290

Shareholders’ equity
Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized,	123	124	20
152,654,148 and 154,473,159 issued and outstanding as of December 31, 2010 and 2011 respectively
Additional paid-in capital	946,717	973,218	154,629
Accumulated other comprehensive loss	(89,531)	(126,290)	(20,065)
Retained earnings	278,744	387,317	61,538
Total shareholders’ equity	1,136,053	1,234,369	196,122
Total liabilities and shareholders’ equity	1,144,356	1,242,487	197,412

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

26. Condensed Financial Information of the Company (continued)

Condensed Statements of Income of the Company
(RMB and US$ expressed in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Operation expenses
General and administrative expenses	(6,952)	(24,790)	(21,865)	(3,474)
Loss from operations	(6,952)	(24,790)	(21,865)	(3,474)

Interest income	6,650	2,638	1,536	244
Net realized gain on available-for-sale securities	1,611	-	-	-
Impairment loss on available-for-sale securities	(4,624)	-	(1,334)	(212)
Other income, net	955	228	538	86
Total other income, net	4,592	2,866	740	118

Loss before share of net income of subsidiaries and VIE	(2,360)	(21,924)	(21,125)	(3,356)

Share of net income of subsidiaries and VIE, net of tax	85,795	103,210	129,698	20,607

Net income	83,435	81,286	108,573	17,251

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

26. Condensed Financial Information of the Company (continued)

Condensed Statements of Comprehensive Income of the Company
(RMB and US$ expressed in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Net income	83,435	81,286	108,573	17,251

Other comprehensive income/(loss), net of tax:
Net unrealized gain/(loss) in available-for-sale securities, net of nil tax	1,205	21,335	(26,545)	(4,218)
Foreign currency translation adjustments, net of nil tax	392	(26,683)	(34,663)	(5,507)
Foreign currency translation adjustments related to subsidiaries and VIE, net of tax	(79)	16,425	24,449	3,884
	1,518	11,077	(36,759)	(5,841)

Comprehensive income	84,953	92,363	71,814	11,410

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

26. Condensed Financial Information of the Company (continued)

Condensed Statements of Cash Flows of the Company
(RMB and US$ expressed in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	83,435	81,286	108,573	17,251
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	6,560	24,498	21,193	3,367
Realized gain on available-for-sale securities	(1,611)	-	-	-
Impairment of available-for-sale securities	4,624	-	1,334	212
Share of net income of subsidiaries and VIE	(85,795)	(103,210)	(129,698)	(20,607)
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(157,218)	(49,821)	(55,343)	(8,793)
Prepaid expenses and other receivables	434	960	596	94
Accrued expenses and other payables	7	501	(185)	(29)
Net cash used in operating activities	(149,564)	(45,786)	(53,530)	(8,505)

Cash flow from investing activities
Purchase of available-for-sale securities	(3,475)	(31,951)	-	-
Proceeds from sale of available-for-sale securities	16,995	-	-	-
Purchase of time deposits	(143,544)	(96,159)	(44,667)	(7,097)
Proceeds from maturity of time deposits	191,471	143,544	96,159	15,278
Net cash provided by investing activities	61,447	15,434	51,492	8,181

Cash flow from financing activities
Gross proceeds from exercise of stock options	132	6,763	4,713	749
Net cash provided by financing activities	132	6,763	4,713	749

Effect of foreign currency exchange rate change on cash	554	(8,739)	(7,770)	(1,234)
Net decrease in cash and cash equivalents	(87,431)	(32,328)	(5,095)	(809)

Cash and cash equivalents, at beginning of year	126,383	38,952	6,624	1,052
Cash and cash equivalents, at end of year	38,952	6,624	1,529	243

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011

26. Condensed Financial Information of the Company (continued)

Note to the Condensed Financial statements

(a) Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries and VIE. The Company records its investment in its subsidiaries and VIE under the equity method of accounting. The subsidiaries and VIE did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.