Form 20-F
period 2012-12-31
3SBio Inc.
filed 2013-04-30
CIK 1383790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

[   ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______to______

or

[   ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

None

Indicate the number of outstanding ordinary shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

155,635,016 ordinary shares, par value US$0.0001, as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]                                                                   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]                                                                   No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                                                  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes[  ]                                                                     No [X]

3SBIO INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2012

INTRODUCTION

Conventions

In this annual report on Form 20-F, unless otherwise indicated:

  The term “our company”, “the Company”, “we”, “us”, or “our”, or any like terms, refer to 3SBio Inc. and its subsidiaries and consolidated variable interest entity, unless the context requires otherwise;

  “Share(s)”or “ordinary share(s)” refer to our ordinary share(s), with par value US$0.0001 per share;

  “ADS(s)” refer to our American depositary share(s), each of which represents seven ordinary shares;

  “ADR(s)” refer to our American depositary receipt(s) that evidence our ADSs;

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

  “SFDA” refers to the State Food and Drug Administration of PRC;

  The “Commission” or “SEC” refers to the Securities and Exchange Commission of the United States;

In addition,

  Heading, titles, or numbering, or presentation aids of similar nature, other than required captions and numbering applicable to each Item of Form 20-F, are only for convenience of reference, for the benefit of readers, and shall be with no substance;

  Any website addresses are not intended to function as hyperlinks, and the information contained in such websites is not a part of this filing;

  We do not incorporate into this annual report by reference, and disclaim any responsibility or liability, to any materials, statements or information that are authored or supplied by third parties, other than as specifically and expressly indicated;

  To the extent available and not at unreasonable costs to us, if determined to facilitate better shareholder communications, at our sole discretion, we may from time to time choose to discuss certain events, developments, or issues after the end of the subject year, or choose to disclose certain information not required to disclose, in the annual report on Form 20-F, and may not do so with respect to other than such selected information or in any future periods; and

  All descriptions of any document in this annual report on Form 20−F are subject to and qualified in the entirety by reference to the full text of such document.

Cautionary Statement concerning Forward-looking Statements:

Statutory Safe Harbor

This annual report on Form 20−F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws.

What are Forward-looking Statements

Certain statements, other than statements of historical facts, included or incorporated by reference in this report, may address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, including, but not limited to, such things as or as related to, business growth and prospects, operation objectives, market size, as may be indicated by patient numbers or disease prevalence estimates, our business strategy, competitive strengths, future government policies and regulations and their impact, product pricing trends, regulatory review, approval, and certification progress, product development and launch, research and development progress, prospect for partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Such statements may be considered forward-looking statements. References to future successes of our company are usually forward-looking statements. Forward-looking statements include information about possible or assumed future financial condition and results of operations of the Company.

i

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

Subject to Risks, Uncertainties, and Assumptions

Numerous risks and uncertainties attend or impact on the matters addressed by forward-looking statements, any of which could negatively and materially affect our operation results, performance or financial conditions. Therefore, you should not place undue reliance on forward-looking statements.

Our actual operation results, performance or financial conditions could differ materially from those contained in forward-looking statements due to a number of factors, including: regulatory actions such as adverse drug pricing adjustments; competition from other domestic and foreign pharmaceutical companies and their products; changes in China's healthcare insurance system, particularly in various government sponsored programs, as to coverage and reimbursement limits and otherwise; changes in the government medical procurement and the competitive bidding system; the segment market growth for our products; changes in other Chinese government policies and regulations; risks and uncertainties related to collaboration, joint ventures, and partnerships, including deal consummation risks; our ability to enhance existing products and develop, obtain government approvals for, and market new indications or future generations of our existing products and new products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; market acceptance of our products and hospital or patient demand for our products; our ability to improve and expand our production, sales and distribution network and other aspects of our operations; our ability to diversify our product portfolio; our ability to effectively protect our intellectual property; our ability to successfully identify, acquire, develop and deploy new medical technologies, products and product candidates; other changes in the healthcare industry in China ; and fluctuations in general economic and business conditions in China.

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

In light of the significant risks and uncertainties inherent in the forward-looking statements that are included or incorporated by reference in this report, our inclusion or incorporation of such information is not a representation by us or any other persons that any possibility, estimation, particular course of action or prediction will come to fruition or materialize, or our objectives and plans will be achieved.

We urge you to consider and evaluate all forward-looking statements always in light of possible risks, uncertainties and limitations.

Date of Relevance; No Update

Our forward-looking statements speak only as of the date made, and, for those contained in this annual report, only as of the date of this annual report. We will not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in very limited circumstance where the securities laws require us to do so.

Applicable to other Disclosures

From time to time, oral or written forward-looking statements may also be included in other materials of the Company released to the public, including, but not limited to, other SEC filings, news releases, discussions at earnings calls, investor presentations and website information. All the discussions under this heading “Cautionary Statement concerning Forward-looking Statements” apply to such other oral or written forward-looking statements.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements (“Financial Statements”) for such periods, which are included elsewhere in this annual report. The selected consolidated financial data presented below for the years ended December 31, 2008 and 2009, and the balance sheet, dated as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements for such periods, but not included in this annual report.

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

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share, share, per ADS and ADS data)
Selected Statement of Income data:
Net revenue(1):	243,245	316,920	418,628	541,614	669,948	107,534
Cost of revenue	(21,741)	(25,236)	(41,650)	(58,073)	(70,504)	(11,317)
Gross profit	221,504	291,684	376,978	483,541	599,444	96,217
Total operating expenses	(173,325)	(206,627)	(288,880)	(361,895)	(470,623)	(75,540)
Income from operations	48,179	85,057	88,098	121,646	128,821	20,677
Total other income, net	2,463	10,114	14,960	14,724	3,632	582
Income before income tax expenses	50,642	95,171	103,058	136,370	132,453	21,259
Net income attributable to 3SBio Inc.	39,542	83,435	81,286	108,573	102,354	16,428
Basic weighted average number of ordinary shares outstanding	151,655,631	150,606,317	151,241,036	153,310,128	154,726,537	154,726,537
Diluted weighted average number of ordinary shares outstanding	151,712,749	151,034,192	154,131,768	157,148,685	158,971,682	158,971,682
Net income attributable to 3SBio Inc. per share, basic	0.26	0.55	0.54	0.71	0.66	0.11
Net income attributable to 3SBio Inc. per share, diluted	0.26	0.55	0.53	0.69	0.64	0.10
Net income attributable to 3SBio Inc. per ADS, basic	1.82	3.87	3.76	4.96	4.63	0.74
Net income attributable to 3SBio Inc. per ADS, diluted	1.82	3.87	3.69	4.84	4.51	0.72

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	439,237	262,767	153,250	245,813	450,557	72,319
Restricted cash	-	9,300	1,662	665	668	107
Time deposits with financial institutions	293,809	468,451	498,405	519,201	441,294	70,832
Total assets	952,918	1,053,461	1,186,397	1,311,110	1,470,029	235,956
Total liabilities	32,523	41,223	50,344	65,904	91,406	14,671
Share capital	121	121	123	124	125	20
Total shareholder’s equity	920,395	1,012,238	1,136,053	1,245,206	1,378,623	221,285

Selected Cash Flow Data:
Net cash provided by operating activities	60,468	88,638	58,133	137,111	185,966	29,848
Net cash provided by/(used in) investing activities	(368,889)	(266,114)	(165,234)	(52,322)	19,699	3,163
Net cash provided by/(used in) financing activities	(14,467)	132	6,763	15,963	486	78

(1)	Net revenue consists of the invoiced value of goods sold, net of: value-added taxes, or VAT; discretionary sales returns; and trade discounts and allowances.

Exchange Rate Information

Our business is primarily conducted in China, and all of our revenue and operating expenses are denominated in Renminbi. However, for the convenience of readers, periodic reports made to shareholders include current period amounts translated into U.S. dollars using the current exchange rate. Unless otherwise indicated, all translations from Renminbi to U.S. dollars for financial data have been made at a rate of RMB6.2301 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank of New York on December 31, 2012.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate for U.S. dollars in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Bank. On March 29 2013, the latest practicable date, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2108 to $1.00.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period

2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7689	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated from the daily rates during the month.

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

The risks described below are not the only ones concerning us. Our business is also subject to the risks not specifically addressed below that generally affect many companies, such as employment relations, general economic conditions, geopolitical events, etc. Further, additional risks not currently known to us or that we currently believe are immaterial also may impact our business, operations, financial condition and ADS price materially and adversely.

3.D.1 Risks Related To Our Company

We are currently dependent on our two flagship product, EPIAO and TPIAO. A reduction in revenues of these two products would cause our total revenues to decline and could materially harm our business.

We are largely dependent on sales of two products: (1) our erythropoietin, or EPO, product, which we market under the name of EPIAO; (2) our recombinant human thrombopoietin, or TPO-based therapeutic, which we market under the name of TPIAO. We began marketing and selling EPIAO in 1998, and it has been our top-selling product since 2002. Our proprietary product, TPIAO, was first launched in January 2006. Revenues from sales of EPIAO accounted for 59.9%, 58.7% and 55.7% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Revenues from sales of TPIAO accounted for 30.7%, 30.4% and 31.4% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We have continued our efforts to promote EPO and TPO products in 2013 and expect that their sales will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from EPIAO and TPIAO will have a direct negative impact on our business, financial condition and results of operations. Our EPO and TPO franchises and associated revenues could be adversely affected by a variety of factors, including, but not limited to:

  increased competition;

  pricing pressure caused by competition, government policies, or otherwise;

  new product introductions;

  the inability to market effectively our products;

  intellectual property issues;

  problems with raw materials supply;

  disruptions in manufacturing or distribution;

  newly discovered safety, side effects or other product issues; and

  negative perception or insufficient recognition of EPIAO and TPIAO by the medical community or other key parties such as third party payers.

Despite our efforts, we may be unable to develop or acquire new products that would enable us to diversify our business and reduce our dependence on EPIAO and TPIAO products, or to do so in such manner as competitively required.

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

  EPIAO competes with both existing EPO drugs and new drug candidates. In China, EPO drugs are offered by established international companies such as Kirin Brewery Company Limited, or Kirin, and F. Hoffmann-La Roche, Ltd., or Roche, and domestic pharmaceutical companies such as Shanghai Kelong, Beijing Sihuan, Chengdu Di’ao, Shenzheng Saiboer, Shandong Ahua, Shandong Kexing, and others.

  Competitors for Iron Sucrose Supplement include Beijing Novartis Pharmaceutical Co., Ltd., Nanjing Hencer Pharmaceutical Co., Ltd. and others.

  While we believe TPIAO is the only TPO-based therapeutic available in the China market to date, other pharmaceutical companies may enter this market and manufacture and market their TPO products.

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

An increasing number of foreign pharmaceutical companies have introduced their products into the Chinese market. Subsequent to the reduction of import tariffs pursuant to China’s World Trade Organization (“WTO”) obligations, the selling prices in China of imported pharmaceuticals have become more competitive. Also, foreign pharmaceutical manufacturers have set up domestic production bases in China leading to increasing direct competition.

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

Our business depends on our Shenyang Sunshine, EPIAO and TPIAO brands, and if we are not able to maintain and enhance our brands to sustain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Shenyang Sunshine, EPIAO and TPIAO brands has contributed significantly to the success of our business. We also believe that maintaining and enhancing these brands is critical to our competitive advantage.

In order to further penetrate the markets and launch new products, we must expand our manufacturing and sales and marketing efforts. Maintaining quality and cost-effectiveness may be more difficult to achieve.

While our sales and marketing staff will continue to promote our brands to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

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

PFIC status is a factual determination made for each taxable year ending December 31, after the close of such year, on the basis of the composition of our income and our “active” versus “passive” assets for such year. Under the PFIC rules, we will generally be classified as a PFIC if, in the case of any particular taxable year, 75% or more of our gross income consists of certain types of “passive income” (the “income test”) or 50% or more of the value of our assets consists of “passive assets” (the “asset test”). For this purpose, cash and other liquid assets are generally classified as passive assets and goodwill and other unbooked intangibles may generally be classified as active assets. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the cash flows generated from operating activities. In addition, the overall level of our active assets will depend, in great measure, on the valuation of our goodwill and other unbooked intangibles as implied by our market capitalization which may fluctuate.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. For the taxable year ending December 31, 2013, the PFIC status cannot be determined until after the end of the year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be classified as a PFIC for any particular taxable year or that the Internal Revenue Service will not challenge any determination concerning our PFIC status for any particular taxable year. With respect to prior years, the financial market disruptions from late 2008 and early 2009 may have materially depressed our market valuation for Year 2008 and Year 2009, and, to our knowledge, there is a lack of guidance from United States authorities regarding how such disruptions should be taken into account in applying the asset test. In particular, it is possible that the disruptions could lead to our being classified as a PFIC under the asset test for Year 2008 and Year 2009. If we were to be or become classified as a PFIC for any particular taxable year during which a U.S. investor holds our ADSs or ordinary shares, such U.S. investor may incur a significantly increased United States income tax liability on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares; and, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. investor holds our ADSs or ordinary shares. See “Item10.E --- Taxation - United States Federal Income Tax Considerations for U.S. Persons” for more detailed discussions on PFIC matters.

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

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for formulation, fill and finish of our products are provided by single-source unaffiliated third-party suppliers, including the EPO Elisa Kit by R&D Systems Inc., GIBCO cell culture medium by Invitrogen Inc., Pharmacia EPO chromatography purification medium by GE Healthcare, a division of GE, and Disc, a microcarrier for cell cultures, by New Brunswick Scientific Inc. For more details, see “4.B.8 Manufacturing.” Certain of these raw materials, medical devices and components are the proprietary products of these unaffiliated third-party suppliers.

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

While we have long-standing business relationships with most of our distributors, we do not have long-term contracts with any distributor except for our export sales, which in the past 5 years represents approximately 5% of our total net revenue. Moreover, a significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. In each of the past three years, sales to our top five distributors accounted for 30% to 40% of our total net revenue.

For more information, see “4.B.5 Marketing, Sales and Distribution.”

If any large distributor was to voluntarily or involuntarily suspend or terminate product purchases from us, we would need to divert product sales to other distributors, which could cause disruptions to our revenue and profitability.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products, technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our Chairman and Chief Executive Officer, Dr. Jing Lou, to manage our operations. We also depend on our key research personnel such as Dr. Dongmei Su, our vice president of research and development (“R&D”) and chief technology officer. In addition, we also rely on sales personnel and other personnel with industry knowledge, to market and sell our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Dr. Lou, would have a material adverse effect on our business and operations. In addition, although Dr. Lou and Dr. Su have each signed a non-competition agreement with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute.

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

Third party claims of intellectual property rights infringement may materially and adversely affect us.

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

Other risks and uncertainties may include: particular local forms of products liabilities and regulations with respect to pharmaceutical products that are burdensome or unfavorable to us; obligations to comply with a wide variety of foreign laws and other regulatory requirements; political instability; economic instability and recessions; changes in tariffs; difficulties of managing foreign operations generally; increased risk of exposure to terrorist activities; issues related to the financial condition, expertise and performance of our international distributors; export license requirements; unauthorized re-export of our products; potentially adverse tax consequences; and inability to effectively enforce contractual or legal rights; and language and cultural conflicts.

There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.

We rely on contractual arrangements with our affiliated variable interest entity, Liaoning Sunshine Bio-Pharmaceutical Company Limited, or Liaoning Sunshine, and its shareholder, Mr. Dan Lou, to maintain control over the business and operations of Liaoning Sunshine. Mr. Dan Lou is our former chairman and the father of Mr. Jing Lou, our Chairman and Chief Executive Officer (“CEO”). Liaoning Sunshine holds the rights to our in-licensed product, Iron Sucrose Supplement; in addition, Liaoning Sunshine Science and Technology Development Co. Limited (“LSSTD”), a wholly-owned subsidiary of Liaoning Sunshine, is the principal vehicle in our collaboration with DaVita Inc. (“DaVita”) to provide kidney care services in two Chinese provinces, as set forth under Item 4.B.1.4 and Exhibit 4.10.

These contractual control arrangements may not be as effective in providing control over Liaoning Sunshine as direct ownership. We cannot assure you that the sole shareholder of Liaoning Sunshine will always act in our best interests. If Liaoning Sunshine or its sole shareholder, Mr. Dan Lou, fails to perform any contractual obligations to us, we could be affected, and we may have to rely on legal remedies under PRC law, which may not be effective. Dr. Jing Lou is the CEO and a director of LSSTD. While Dr. Lou as our Chairman and CEO has a fiduciary duty of loyalty and care to us under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his duties towards LSSTD.

We are party to a purchase agreement, pursuant to which we may acquire 100% of the equity interests in Liaoning Sunshine from Mr. Dan Lou, if and when PRC law permits. We may not receive any required regulatory approval on a timely basis, or at all.

In addition, although we believe, as advised by our counsel, we comply with current PRC regulations, we cannot assure you that the PRC authorities would agree that our arrangements with Liaoning Sunshine comply with PRC licensing, registration, tax or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Any of these risks may affect adversely our economic and voting control over Liaoning Sunshine, which could in turn adversely affect our business, results of operations, and financial condition. For more information, please see “4.C Organizational Structure” and “7.B Related Party Transactions – Transactions with Liaoning Sunshine.”

We may not achieve one or more of our projected goals, objectives, milestones or targets as to various aspects of our business and operations, in the time frames we announce and expect, or at all.

We may set forth goals, milestones or targets in public announcements, releases and disclosures, regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates, and timing of product launches. As a public company listed in the United States, we make additional announcements in our public reports, such as this annual report, and in press releases regarding these events, from time to time. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these objectives, goals, milestones or targets as planned, the price of our share could decline.

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

  changes in government policies or regulations;

  increase in our research and development expenses as we focus on bringing new products to market; and

  fluctuations in general economic conditions in China.

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

Our Shenyang manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power shortage, interruptions in electricity supply, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impacted. In addition, the nature of our production and research activities could require significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain business interruption insurance. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

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

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. For example, our application to the SFDA to undertake a registration trial for Ferumoxytol was submitted as of January 2010 but is still pending approval.

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

The pricing of all of our products is subject to government approval, controls, and other regulations. Such price-related government actions or measures may limit our profitability or cause us to stop marketing in a region or even stop manufacturing certain products.

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

In addition, in order to access certain local or provincial-level markets, we enter into government-sponsored competitive tendering processes for EPIAO, TPIAO and our legacy products every year or every few years, or as otherwise required by the relevant government authorities, with a designated price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by any local government falls below our costs, we may stop marketing such products in that region or even stop manufacturing such products. See “4.B.11-b.3 Distribution.” The provincial tendering process recently has been evolving with additional downward pressure including practices like “adopting lowest prices in the country” and “hospital secondary bidding”.

Pharmaceutical products included in certain government sponsored insurance programs are subject to price controls in the form of fixed retail prices or retail price ceilings. In addition, the maximum retail prices of such products are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. In Septemeber 2012, the NDRC released an updated list of maximum retail selling prices for certain drugs sold in China which resulted in reductions in the maximum selling prices for EPIAO and TPIAO.

Our core products EPIAO and TPIAO are currently not included in the National Essential Drugs Registry (see Item 4.B.11-b.5 "- National Essential Drugs Registry"), which inclusion would be likely to exert more downward pricing pressure, as National Essential Drugs Registry is periodically updated.

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

Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which has been more vigorously enforced by the U.S. government in recent years. Even though we have adopted a Code of Ethics that applies to all our employees, which, among other requirements, prohibits improper payments and gifts in our business, and enforces compliance with applicable laws and regulations, including FCPA, we cannot assure you that our employees will comply with this Code or that the increased level of FCPA investigative and enforcement actions will not adversely affect us.

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

Changes and developments in China’s economic, political and social conditions could adversely affect our financial condition and results of operations. For example, the pharmaceutical market may grow at a slower pace than expected; an outbreak of avian flu, SARS, swine influenza or other epidemics in China could adversely affect our business, financial condition or results of operations.

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

Further, if we are deemed a PRC resident enterprise under the EIT law, our shareholders and ADS holders that are nonresident could be subject to the withholding income tax, or WHT, upon the dividends payable by us or upon any gains realized from the transfer of our ordinary shares or ADSs, if such income is deemed derived from China. The WHT rate is generally 10% to enterprises and 20% to individuals. It is unclear whether, if we are deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

For more information, please refer to “4.B.11-d PRC Enterprise Income Tax”.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise investor should report such indirect transfer to the relevant tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the non-resident enterprise investor has adopted an abusive arrangement without a reasonable commercial purpose in order to reduce, avoid or defer PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the indirect transfer. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

There is some uncertainty as to the application of Circular 698. For example, the term “indirect transfer” is not clearly defined, and the relevant governmental authority has not yet promulgated any formal interpretations or declarations as to the process and format for reporting an indirect transfer to the competent tax authority, or on how to calculate the effective tax rates in a foreign tax jurisdiction or whether a non-resident enterprise investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Although it appears that Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Circular 698 to other indirect transfer of our PRC resident entities. As a result, we may have the risk of being subject to the reporting obligations or PRC tax under Circular 698 and may be required to expend resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have an adverse effect on our financial condition, results of operations and your investment in us.

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

Our ability to obtain foreign exchange is subject to significant foreign exchange controls, which in the case of amounts under the capital account requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if Shenyang Sunshine obtains foreign currency loans from foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. These limitations could affect the ability of Shenyang Sunshine to obtain capital through offshore debt or equity financing.

Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy and Chinese government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Any appreciation of the Renminbi may subject us to increased competition from imports into China and from international competitors in our export markets; and any devaluation of the Renminbi may adversely affect the value of our net assets, earnings and financial results, and declared dividends in foreign currency terms, as well as our ability to import raw materials and equipment and service our foreign currency obligations. For example, to the extent that we need to convert our U.S. dollars holdings into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, purchasing equipment and raw materials from overseas, or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

We conduct our business through our operating subsidiaries in China, which are governed by PRC law. China is a civil law jurisdiction based on written codes and statutes. Unlike common law jurisdictions, prior court decisions may be cited as persuasive authority but do not have legally binding force. The PRC government has promulgated laws and regulations in relation to economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to establishing a comprehensive legal system conducive to investment activities. However, the implementation, interpretation and enforcement of these laws and regulations may involve greater uncertainty compared to those in the common law jurisdictions due to a relatively short legislative history, limited volume of court cases and their non-binding nature. Furthermore, many laws, regulations and legal requirements have only recently been adopted by the central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for guidance. PRC administrative and court authorities also have significant discretion in interpreting and enforcing statutory and contractual terms. It thus may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Vis-à-vis our competitors, depending on the government agency or how an application or a case is presented to such agency or other factors, we may receive less favorable application of law. In addition, any litigation or legal proceeding in China may be protracted and result in substantial legal costs and diversion of resources and management attention. We cannot predict the effect of future legal developments in China, including promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local rules and regulations by national law, the overturn or modification of the lower-level authority’s decisions at the higher level, or the changes in judiciary and administrative practices. As a result, there is substantial uncertainty as to the legal protection available to us or to our investors.

There may be difficulties in effecting services of process and seeking recognition and enforcement of foreign judgments in China.

Substantially all of our assets are located in China, and most of our senior management members and directors reside in China. However, China has not entered into treaties or arrangements providing for the recognition and enforcement of judgments made by the courts of the United States or many other jurisdictions. As a result, it may be difficult or impossible for investors to effect service of process or enforce court judgments against our PRC subsidiaries, our assets, senior management members or directors in China.

Changes in PRC government policy with respect to foreign investment in China may adversely affect our business and results of operations.

We are subject to restrictions on foreign investment imposed by PRC law from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, the latest version ("Catalogue") of which became effective on January 30, 2012, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

We believe our business as structured is in due compliance with the Catalogue and other currently effective Chinese law and regulations. Kidney care services currently allows foreign ownership of up to 70%; and LSSTD is the principal vehicle in our collaboration with DaVita, with LSSTD holding 30% interest, and Davita 70%, in the joint venture, whereas we only exercise significant influence over LSSTD through contractual arrangements with Liaoning Sunshine, LSSTD's parent. DaVita is a foreign company, and both LSSTD and Liaoning Sunshine are Chinese companies with no foreign ownership. As the Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, Ernst & Young Hua Ming LLP, as an auditor of the companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of the PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

3.D.4 Risks Related To Our ADSs and Other Risks

Currently, a going-private transaction of the Company is progressing, which may materially affect public shareholders' investment in us.

On September 12, 2012, a going-private proposal (as reflected in more details in the transaction documents, including Exhibit 4.11 and Exhibit 4.25, “Going-private Transaction”) from Dr. Jing Lou, our Chairman and Chief Executive Officer and certain affiliates (“Rollover Shareholders”) and CPEChina Fund, L.P. (“CITIC PE”), a Chinese private equity fund, (together with Rollover Shareholders, “Buyer Group”), to acquire all of our outstanding shares not owned by the Buyer Group at $15 per ADS, was announced and submitted to the board of directors of the Company. On February 8, 2013, the board, acting upon the unanimous recommendation of an independent committee formed by the board (the “Independent Committee”), approved the proposed transaction with an increasd offer price at $15.4 per ADS, and we signed a merger agreement with the Buyer Group (Exhibit 4.11 hereto); and the board also recommends that the Company’s shareholders vote to approve and authorize this going-private transaction. On April 24, 2013, the parties entered in an amendment to the merger agreement (Exhibit 4.25 hereto) that raises offer price further to $16.7 per ADS. An extraordinary general meeting of shareholders, as adjourned on April 25, 2013, is expected to be reconvened soon to consider this going-private transaction.

Dr. Jing Lou and substantially all of our senior management are members of the Buyer Group, which would generally be viewed as involving potential conflicts of interests. This transaction, if approved by our shareholders and successfully closed, would cause the Company to be delisted from the NASDAQ global market and to become a private company, in which event our shareholders, other than the Rollover Shareholders, would not be able to participate in the future growth of the Company; on the other hand, if the proposal would be rejected by our shareholders, or not closed, the price of our ADSs may fall to the former level prior to the announcement of the proposal, and may not reach $16.7 per ADS in future periods. The merger agreement, as amended, and related transaction documents enumerate various closing conditions and also provide for termination events. The board’s ability to adopt anti-takeover measures such as the so-called poison pill plan can inhibit alternative transactions that may be proposed and pursued by other potential bidders. The Going-private Transaction, whether or not consummated, presents a risk of diverting management focus and resources from other strategic opportunities and from operational matters.

There are numerous additional risks and uncertainties attending this transaction as contemplated; and therefore, shareholders are urged to read carefully the documents filed with the SEC by the Company and the parties to the transaction, particularly the merger agreement as amended, the Schedule 13E-3 transaction statement first filed on March 4, 2013, as subsequently amended, and the proxy statement attached as an exhibit to Schedule 13E-3, including, the information regarding the effects of the transaction on our company, and other discussions regarding risks and uncertainties.

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

  economic, regulatory or political developments in China;

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

In past few years, there have been a surge of lawsuits, regulatory investigations and enforcement actions, and hostile market manipulations against a number of US-listed Chinese companies, based on allegations of accounting fraud, inadequate disclosure and improper transactions between related parties, and other issues. Such developments have adversely affected US-listed Chinese companies, and may adversely affect the market price of our ADSs and may affect us in other ways.

Dr. Jing Lou, our Chairman and Chief Executive Officer, and his father, Mr. Dan Lou, control a number of ordinary shares sufficient to influence corporate actions.

Dr. Jing Lou, our Chairman and Chief Executive Officer, and his father, Mr. Dan Lou, together owned or controlled approximately 13.6% of our outstanding ordinary shares as of April 12, 2013. The interests of the Lou family may differ from those of our other shareholders, and they may take actions that advance their interests to the detriment of our other shareholders. Acting together, they would have voting power to influence the outcome of corporate actions submitted to the shareholders for approval and could otherwise influence our management and affairs, including the election of our board of directors. Chairman Lou is not required to stand for election at any meeting of our shareholders, and therefore serves for an undetermined period of time. In addition, this concentration of ownership may prevent or hinder attempts to remove or replace senior management.

Anti-takeover measures that could be adopted by the board of directors may adversely affect the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their share at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. These provisions could also serve to entrench our existing board of directors and management. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares and ADS. In addition, the board of directors may decide to adopt a rights plan, popularly known as “poison pill”, that are generally considered effective to hinder change-of-control transactions.

Holders of ADSs have fewer or less rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares.

For general meetings of our company, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted.

Under our articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter.

In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.

We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your share. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited, because, we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China and most of our directors and officers reside outside of the United States.

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

4.A. History and Development of the Company

4.A.1 Corporate Information

3SBio Inc. is an exempted company limited by share in the Cayman Islands, incorporated in August 2006, operating under the Cayman Islands Companies Law (2012 Revision).

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

In addition, please refer to “4.C Organization Structure” for information concerning our consolidated affiliated entity, Liaoning Sunshine, whose equity interests we divested as part of the corporate reorganization in November 2006. Please also see Note 1 of the Financial Statements for additional information on our corporate organization.

4.A.2 Going-private Transaction

On September 12, 2012, a going-private proposal from Dr. Jing Lou, our Chairman and Chief Executive Officer and other Rollover Shareholders and CPEChina Fund, L.P., to acquire all of our outstanding shares not owned by the Buyer Group at $15 per ADS, was announced and submitted to the board of directors of the Company. The Rollover Shareholders include substantially all of our senior management. CPEChina Fund, L.P. is an affiliate of China CITIC Bank. On February 8, 2013, our board of directors, acting upon the unanimous recommendation of the Independent Committee, approved the proposed transaction with an increasd offer price at $15.4 per ADS, and the Company signed a Agreement and Plan of Merger (Exhibit 4.11, “Merger Agreement”) with the Buyer Group. Pursuant to the Merger Agreement, the buyer group will acquire all of our outstanding shares not owned by the Buyer Group for $15.4 per ADS, which has been increased to $16.7 as provided in the Amendment No.1 to the Merger Agreement (Exhibit 4.25, and the Merger Agreement as amended, “Amended Merger Agreement”) signed on April 24, 2013. The Independent Committee, which is composed solely of independent directors unrelated to the Buyer Group or any of the management members of the Company, negotiated the terms of the transaction with the assistance of its legal and financial advisors. An extraordinary general meeting of shareholders as adjourned on April 25, 2013, is expected to be reconvened soon to consider this going-private transaction. The board recommends that our shareholders vote to approve and authorize this going-private transaction. Upon the completion of the transaction, the Company will become a private company and be delisted from NASDAQ.

The transaction contemplated in the Amended Merger Agreement, which is currently expected to close during the second quarter of 2013, is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing two-thirds or more of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, as well as certain other customary closing conditions.

You may find more information in, and our shareholders are urged to read carefully, the Transaction Statement on Schedule 13E-3 filed with SEC as first filed on March 4, 2013 and subsequently amended, the exhibits thereto, including the Amended Merger Agreement and the proxy statement regarding the extraordinary general meeting, and other reports and documents furnished or filed with SEC by the Company and various parties in connection to this proposed transaction. For your information purpose, with respect to this transaction, a Schedule 13D was filed by certain Rollover Shareholders on February 19, 2013, as subsequently amended. Please also see Item 3.D.4 --- “Currently, a going-private transaction of the Company is progressing, which may materially affect public shareholders' investment in us.”

4.A.3 Principal Capital Expenditures and Divestures

In each of the fiscal years 2010, 2011 and 2012, our capital expenditures, or cash outflow to purchase property, plant and equipment and intangible assets, to acquire interests in other companies, and other investment payments were RMB117.2 million, RMB56.9 million and RMB59.4 million (US$9.5 million), respectively. Historically, capital expenditures were incurred for constructing manufacturing facilities, purchases of production and office equipment, acquisition of interests in other companies, and research laboratory and facilities renovations. In May 2012, we acquired the manufacturing technology, trademark and exclusive distribution rights from Shandong Qidu Pharmaceutical Co., Ltd. and made an initial payment of RMB6 million (US$1.0 million). In 2011, we started building a manufacturing facility in Benxi city, Liaoning province to produce dialysis consumables. Capital expenditures amounting to approximately RMB19.4 million (US$3.1 million) were incurred for the construction of the manufacturing facility in Benxi in 2012. Barring any new developments, at this time our capital expenditures in 2013 are expected to be approximately US$5 million to US$10 million, a major portion of which is expected to relate to payments for procurement of manufacturing equipment for our recently completed plant and construction of facilities for dialysis related business. We plan to finance these expenditures with a combination of cash generated from our operating activities and existing funds.

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

Our principal products are EPIAO and TPIAO. In addition, we have an in-licensed product, Iron Sucrose Supplement and two legacy products, Inleusin and Intefen. Substantially all of our revenues and profits are derived from these five products.

For the years ended December 31, 2010, 2011 and 2012, EPIAO generated approximately 59.9%, 58.7% and 55.7% of our total revenue, respectively. According to data derived from IMS Health and internally, EPIAO continued to be the market leader in China both in terms of revenues and sales volume, with market shares of 41.7% and 25.1%, respectively, in the fourth quarter of 2012. In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU, and 10,000 IU strengths. We launched these EPIAO formats in June 2007. The pre-filled syringe EPIAO has been an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. In 2011, we received from SFDA the license to produce and sell EPIAO in 36,000 IU strength, the only dosage form of this kind available in China. The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, expected to provide greater convenience for both patients and caregivers.

Our proprietary product, TPIAO, was launched in January 2006 and has continued to gain market acceptance, ending in each of the fiscal years 2010, 2011 and 2012 as our second largest revenue contributor, accounting for 30.7%, 30.4% and 31.4% of our revenues for 2010, 2011 and 2012, respectively. We will continue to promote TPIAO products to diversify our revenue sources. A new indication for our TPIAO to treat immune thrombocytopenia (ITP) was approved for manufacturing by SFDA in 2011, which further enhances TPIAO's revenue contribution.

We in-licensed a prescription iron sucrose supplement product, which we began to market in August 2006. Liaoning Sunshine holds the license to Iron Sucrose Supplement. For the years ended December 31, 2010, 2011 and 2012, approximately 4.1%, 4.6% and 5.1%, respectively, of our total revenue was generated by sales of Iron Sucrose Supplement. In May 2012, we entered into an agreement to acquire Metadoxine, a treatment for alcoholic liver disease, which we began to market during the second quarter of 2012.

For the years ended December 31, 2010, 2011 and 2012, approximately 1.8%, 1.5% and 1.1%, respectively, of total revenue was generated by sales of our legacy products Inleusin and Intefen (excluding export sales of Inleusin and Intefen). Beginning in 2004, we began to reduce focus on these products due to increased competition and pricing pressure.

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

We sell our products primarily in China. We also export a small portion of our products to certain developing countries, where we have been approved to sell these products in compliance with local laws and regulations. While exports still constituted a small percentage of our total sales, at 6% in 2012, we plan to expand exports because of growing opportunities, particularly, in the global market for biosimilar products, which are new versions of biopharmaceutical products whose patents have expired.

Leveraging our expertise in the nephrology market, we are developing our business in the dialysis service area. We are building a new manufacturing facility to produce dialysis consumables. Further, in 2012, we formed a joint venture with DaVita Inc., a leading U.S. dialysis services provider, to provide dialysis services in Jilin province and Liaoning province in China.

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

According to IMS Health, an independent research firm, revenues from all EPO drug sales in China were estimated at approximately RMB1,126.3 million (US$142.5 million) in 2012, representing an approximately 20.3% compound annual growth rate, or CAGR, from 2003. EPIAO, as tracked by IMS Health, has been ranked as the number one EPO drug since 2002 in terms of both units sold and revenues among the foreign and domestic biopharmaceutical companies marketing EPO drugs in China, with market shares of 25.1% and 41.7%, respectively, in the fourth quarter of 2012. We have sold over 27.7 million vials of EPIAO since 1999.

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

In 2007, we received from the SFDA licenses to produce and sell pre-filled syringe EPIAO in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths. The pre-filled syringe EPIAO is an important addition to our product portfolio because of its increased safety, ease of use and the flexibility to self-administer the medication at home. We launched our pre-filled syringe EPIAO format in June 2007. We have started the Phase I clinical trial for NuPIAO, our second-generation EPIAO product candidate in the fourth quarter of 2012. NuPIAO is designed to have a longer half-life relative to our first-generation EPIAO.

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

TPIAO

We launched TPIAO, our internally developed protein-based therapeutic product, in January 2006. This product is a recombinant human thrombopoietin, or TPO, for the treatment of chemotherapy-induced thrombocytopenia, a deficiency of platelets. Platelets are disc-shaped cells in the blood that assist in coagulation and the arrest of bleeding by repairing the walls of blood vessels. TPIAO represents the first protein-based therapeutic of its type approved for thrombocytopenia in China. Additionally, with respect to TPIAO for the treatment of immune thrombocytopenia, or ITP, an immune system disorder in which the body perceives platelets as foreign and destroys them, we received the manufacturing approval for this indication from SFDA as announced in January 2011. In 2012, our total revenues from TPIAO sales were RMB210.4 million (US$33.8 million), accounting for 31.4% of our overall revenues for the year. Introduction of TPIAO has reduced our dependence on EPIAO, which used to be our primary revenues contributor. We will continue to promote TPIAO products to diversify our revenue sources, and the approval of the ITP indication further enhances TPIAO's revenue contribution.

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

Metadoxine. Metadoxine is a treatment for alcoholic liver disease, approved in China in March 2006. We entered into an agreement to acquire this product from Shandong Qidu Pharmaceutical Co., Ltd. in May 2012, and are in the process of ownership transfer.

4.B.1.4 Dialysis Business and DaVita Collaboration

To leverage our expertise in the nephrology market, we are developing our business in the dialysis sector. We are building a new manufacturing facility to produce dialysis consumables in Benxi, Liaoning. Further, the Company may pursue acquiring, building and operating dialysis centers. In February 2012, we entered a collaboration agreement with DaVita Inc. (NYSE: DVA, "DaVita"), a leading provider of kidney care services for those diagnosed with chronic kidney disease, to provide kidney care services in Jilin and Liaoning, two provinces in northeastern China. The total planned investment is US$20 million with DaVita and us contributing 70% and 30%, respectively. In addition, we and DaVita have also agreed to enter into a supply agreement for us to provide DaVita with anemia management drugs throughout China. Pursuant to the collaboration, Davita -3SBio Healthcare Management (Liaoning) Co., Ltd. has been set up to manage a series of dialysis service centers.

For the joint venture with DaVita, while we believe these arrangements are in compliance with current Chinese law and regulations, and the government policy is encouraging participation of foreign ownership in health service sector, there may be uncertainties, in terms of review, approval and other regulatory requirements, associated with foreign investment in owning, operating and managing dialysis clinics. Please refer to Item 3.D "Risks Factors" for discussions on relevant risks and uncertainties, such as related to collaboration and strategic arrangements, and the legal and regulatory environment in China.

LSSTD, a wholly-owned subsidiary of Liaoning Sunshine, is the principal vehicle in this collaboration, and Liaoning Sunshine is a variable interest entity to us. Given the current regulatory environment, we may also leverage Liaoning Sunshine’s status as a PRC domestic entity to obtain licenses and permits in connection with developing our dialysis business. Please review the issues and risks such as discussed under Item 4.C.1 “Affiliated Entities”, and Item 3.D.1 — “There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.” The dialysis service centers managed under the joint venture all involve variable interest entity (VIE) arrangement, which poses regulatory issues and risks.

While we consider the opportunity in the dialysis service segment to be attractive, some of the issues and risks include that we have no experience in managing and operating dialysis centers; that the government may in future reduce the reimbursement for dialysis service to patients covered under government sponsored insurance programs; and that there are uncertainties as to how government will eventually regulate stand alone dialysis clinics.

4.B.1.5 Three-Year Net Revenues Breakdown by Product

The following table sets forth our net revenues by product and as a percentage of our total net revenues for the years indicated.

	For the years ended December 31,
	2010		2011		2012			2012 vs 2011
	RMB'000%		RMB'000%		RMB'000	US$'000%		RMB'000%
Domestics sales
EPIAO	250,854	59.9%	317,889	58.7%	372,912	59,857	55.7%	55,023	17.3%
TPIAO	128,717	30.7%	164,839	30.4%	210,391	33,770	31.4%	45,552	27.6%
Intefen	5,358	1.3%	5,229	1.0%	4,649	746	0.7%	(580)	-11.1%
Inleusin	2,041	0.5%	2,788	0.5%	2,963	476	0.4%	175	6.3%
Iron Sucrose Supplement	17,187	4.1%	24,859	4.6%	34,268	5,500	5.1%	9,409	37.8%
Export sales	12,211	2.9%	23,890	4.4%	40,040	6,427	6.0%	16,150	67.6%
Other	2,260	0.6%	2,120	0.4%	4,725	758	0.7%	2,605	122.9%
Total	418,628	100.0%	541,614	100%	669,948	107,534	100%	128,334	23.7%

4.B.1.6 Product Pipeline

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

The table below** summarizes the respective point of development in China for our product candidates as of December 31, 2012:

R&D Pipeline

Candidate	Indication(s)	Pre-Clini	Phase 1	Phase 2	Phase 3	SFDA Filing
Feraheme	An in-licensed intravenous iron replacement treatment for iron deficiency anemia in CKD patients and in patients requiring hemodialysis. SFDA registration trial application pending.	→	→	→	→	
Voclosporin	An in-licensed next generation calcineurin inhibitor for the prevention of organ rejection following transplantation and the treatment of autoimmune diseases. US Phase 2 trial completed.	→	→	→	→	
Bcl-2 inhibitor*	A pan-Bcl-2 inhibitor for treating non-small cell lung cancer (NSCLC), the most common form of lunch cancer.	→	→	→		
Uricase-PEG 20 (pegsiticase)	A modified pegylated recombinant uricase from Candida utilis for the treatment of refractory gout and tumor lysis syndrome. US Phase 1 trials completed.	→	→	→		
IAP inhibitor*	A multi-IAP inhibitor with a range of potential indications including solid tumors and leukemia.	→				
NuPIAO (2ndGen EPO)	Anemia associated with renal failure or chemotherapy, peri-operative blood cell mobilization.	→	→			
HPV vaccine (SSS08)	An HPV vaccine for the prevention of cervical cancer.	→				
Anti-TNF Rab (SSS07)	Anti-TNF monoclonal antibody product candidate for treating rheumatoid arthritis, psoriasis, and potentially other inflammatory diseases.	→				

* Developed by Ascentage Shanghai Pharmaceutical Co., Ltd

1

3SBio

Care for Life, Cherish Life, Create Life

*	Developed by Ascentage Shanghai Pharmaceutical Co., Ltd
**	The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted in Item 3.D “Risk Factors”.

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

4.B.1.7 Expanded Discussion of Products

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

According to IMS Health, revenues from all EPO drug sales in China were estimated at approximately RMB1,126.3 million (US$180.8 million) in 2012, representing a compound annual growth rate (CAGR) of approximately 20.3% from 2003 to 2012.

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

We were among the first biotechnology companies to introduce a recombinant form of EPO in China. According to IMS Health, our EPIAO was the most widely used recombinant EPO in China in each of the 44 consecutive quarters ending with the first quarter of 2013. EPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug, for the treatment of anemia associated with chronic renal failure, and on the provincial medicine catalog for the treatment of anemia associated with chemotherapy in non-myeloid malignancies in certain provinces and cities such as Hubei Province and Shanghai Municipality. (See “4.B.11-b.5 Consumer --- Urban personnel basic medical insurance program.”) According to data from IMS Health, our EPIAO has been the market leader in China since 2002 both in terms of revenues and sales volume, with market shares of 41.7% and 25.1% respectively in the fourth quarter of 2012.

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

In the fourth quarter of 2012, we have started the Phase I clinical trial for NuPIAO, our second-generation EPIAO. NuPIAO is a highly glycosylated ESA (erythropoiesis-stimulating agent) with extended half-life and increased biologic activity. We believe that it is comparable to Amgen’s Aranesp. We own one PRC-issued patent relating to NuPIAO.

Competitive Advantages:

We believe EPIAO’s competitive advantages include:

Focus on quality. We have implemented our proprietary process technology and developed quality assurance and control system in compliance with the Chinese GMP standards. Since 2004, we have applied the European Pharmacopoeia (2002 version) standards, which we believe are higher production quality standards than those required for domestic pharmaceutical manufacturers.

Broadest applications and specifications. Since 2002, our EPIAO products have been the only EPO products approved for each of the following three indications: anemia associated with chronic renal failure; red blood cell mobilization; and chemotherapy-induced anemia in cancer patients. We provide our EPIAO products in five dosage forms to meet the needs of our patients and their doctors, with the 36,000 IU strength dosage being the highest dosage formulation of an EPO drug on the Chinese market.

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

TPIAO

TPIAO is our recombinant human thrombopoietin product and we were the first company in the world to research, develop and commercialize a recombinant human thrombopoietin product. TPIAO was launched in January 2006 for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency, and represents the first such protein-based therapeutic approved and launched for this indication in China. TPO is a hemopoietic, or blood or blood cell-related, growth factor protein found in plasma. TPO naturally stimulates production of megakaryoctyes, cells with a mutilobed nucleus in the bone marrow and liver, thereby releasing mature platelets and raising the circulating platelet count without increasing the platelet function. Patients undergoing blood stem cell transplantation or cancer chemotherapy, with late-stage liver diseases, or for unknown pathological reasons may suffer from platelet deficiency. We market TPIAO in two strengths: 7,500 IU/vial and 15,000 IU/vial. We began marketing our TPIAO products at the end of 2005 on a trial basis and recorded revenues of RMB128.7 million, RMB164.8 million and RMB210.4 million (US$33.8 million) for the years ended December 31, 2010, 2011 and 2012, respectively. TPIAO is on the State Basic Medical Insurance, Work Injury Insurance, and Maternity Insurance Drug Catalogue as a Category B drug for work injury insurance, and is in the provincial catalogue of Liaoning, Shanghai, Heilongjiang, Shan'xi, and Hainan to treat chemotherapy-induced thrombocytopenia.

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

Although we obtained SFDA approval for TPIAO in May 2005, the SFDA has required us to conduct a Phase IV post-marketing trial on TPIAO as a supportive cancer care product. The three-arm trial included approximately 1,000 cancer patients being treated with chemotherapy. The primary endpoint was the time to recovery of platelet count to normal levels. We initiated this trial in the fourth quarter of 2006. We completed this trial with satisfactory results and submitted the results report to the Food and Drug Administration of Liaoning Province, or Liaoning FDA, in April 2010, which fulfilled this SFDA’s requirement.

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

We have two PRC-issued patents in relation to TPIAO.

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

We obtained SFDA approval to market Intefen in April 1995 and launched the product in December 1995. Our Intefen is available in lyophilized powder and injectable solution. Both the powder and solution come in three strengths: 1 MIU (million international unit)/vial, 3 MIU/vial and 5 MIU/vial. Revenues from our Intefen products were RMB4.6 million (US$0.7 million) in 2012, representing a decrease of 11.1% over 2011.

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

We obtained SFDA approval to market Inleusin in the Chinese market in June 1995 and launched the product in March 1996. It was the first interleukin product introduced into the Chinese market. Our Inleusin products come in four strengths: 0.1 MIU/vial, 0.2 MIU/vial, 0.5 MIU/vial and 1 MIU/vial. Revenues from our Inleusin products were RMB3.0 million (US$0.5 million) in 2012, representing an increase of 6.3% over 2011.

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

In 2008, through Liaoning Sunshine, we entered into various agreements with Borui and Chengdu Tiantaishan Pharmaceutical Co. Ltd., or Tiantaishan, the manufacturer for this product, to acquire additional rights to the Iron Sucrose Supplement. Pursuant to these agreements and a supplement agreement with Tiantaishan, we hold the exclusive national distribution rights to this product until 2018.

Metadoxine. Metadoxine is a treatment for alcoholic liver disease, approved in China in March 2006. In May 2012, we entered into an agreement to acquire the manufacturing technology, trademark and exclusive distribution rights from Shandong Qidu Pharmaceutical Co., Ltd for a total consideration of RMB12 million (with RMB 6 million paid as of December 31, 2012, and RMB 6 million payable at certain project milestone); and the seller will assist us fully in completing the ownership transfer registration, which we expect will occur within the next 12-18 months. Metadoxine is sold through the same distribution channels as our legacy products, Intefen and Inleusin.

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

Voclosporin

We entered into a license, development and commercialization agreement with Isotechnika Pharma Inc. (“Isotechnika”) (TSX: ISA), a Canada-based biopharmaceutical company focused on the discovery and development of immune modulating therapeutics, for voclosporin, a next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases, as announced in August 2010.

Under the terms of the agreement, Isotechnika grants us exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux Biosciences, Inc. and Atrium Medical Corporation, respectively. We are responsible for the clinical development, registration and commercialization of voclosporin in China. Isotechnika will provide, under a separate agreement, commercial supply to us on a cost-plus basis. We have made an upfront non-refundable licensing payment of US$1.5 million to Isotechnika in December 2010. We may also pay milestone payments when certain criteria are met, as well as ongoing royalties based on our sales of voclosporin. In addition, we invested US$4.5 million in Isotechnika through a three-year convertible debenture with interest rate of 7% per annum, which were fully converted into common equity of Isotechnika at a conversion price of Canadian Dollar $0.155 per share as of November 2010. As of December 31, 2012, we held approximately 16.1% of the outstanding shares of Isotechnika, and Isotechnika’s Board of Directors includes one representative from us.

In April 2010, voclosporin completed a phase IIb North American trial for the prevention of kidney rejection following transplantation. In the U.S., New Onset Diabetes after Transplant (“NODAT”) is common and has become a major concern in transplantation of all organs, and, in kidney transplantation, it is shown to be associated with inferior long term graft and patient survival while increasing the cost of patient management. Voclosporin appears to have not only demonstrated efficacy with improvements in safety, but to be easy to use for clinicians. It is estimated China has approximately 100,000 transplant recipients, a population which is growing by about 10,000 new patients per year.

On March 29, 2011 we submitted an application to the SFDA to conduct the China arm of the global multi-center phase III trial of voclosporin. The SFDA has approved this application in June 2012. According to the approved protocol, this will be a phase III, randomized, multi-center, concentration-controlled comparison study on renal transplant patients. The trial design only accepts kidney transplants from living relatives, as approved by an ethics committee. Isotechnika is the sponsor of the global multi-center phase III trial.

To our knowledge, Isotechnika has not started its phase III transplant trial for voclosporin. If Isotechnika does not proceed with its phase III transplant trial, 3SBio will need to transfer technology from Isotechnika before restarting the clinical trialprocess in China from the pre-clinical stage, which would require additional investment and delay the introduction of voclosporin into the China transplant market.

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

Pegsiticase (Uricase-PEG 20) is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (PEG), and is being developed for the treatment of refractory gout and tumor lysis syndrome. It has been shown to profoundly lower uric acid when administered by intravenous infusion and intramuscular injection, and was safe and well-tolerated in a pair of phase I clinical studies sponsored by EnzymeRx. Pegsiticase has received Orphan Drug designation from U.S. FDA for refractory gout, tumor lysis syndrome and Lesch-Nyhan syndrome.

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

NuPIAO

In the fourth quarter of 2012, we have started the Phase I clinical trial for NuPIAO, our second-generation EPIAO that is designed to have a longer half life and is expected to be comparable in structure to Amgen’s Aranesp. Aranesp (darbepoietin alpha) is a novel erythropoiesis-stimulating protein with a longer circulating half-life than EPO. By using molecular biology and recombinant DNA techniques, we synthesized a series of novel erythropoiesis-stimulating proteins and identified NuPIAO through an activity screening assay. Preliminary testing of NuPIAO has demonstrated an enhanced half-life comparable to the half-life of darbepoietin alpha.

The effect of extended half-life and increased biologic activity as compared with EPIAO would allow for less frequent administration, which is more convenient for both the patient and the caregiver. We own one PRC-issued patent relating to NuPIAO.

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

SSS07 (Rheumatoid arthritis and other autoimmune diseases)

SSS07 is our anti-TNF monoclonal antibody product candidate that we are developing in collaboration with Epitomics, Inc., a United States-based biotechnology company that is recognized for its proprietary high-affinity rabbit monoclonal antibody technology. Tumor necrosis factor α (TNF) is one of the key chemical messengers that help regulate the inflammatory process and plays an important role in the underlying mechanisms of conditions such as rheumatoid arthritis, psoriasis, and many other inflammatory disorders. When the body produces too much TNF, it overwhelms the immune system’s ability to control inflammation of the joints or of psoriasis-affected skin areas. The TNF inhibitors are molecules that disrupt the TNF function by blocking the binding of TNF to the TNF receptors. Blockage of these receptors can result in a significant reduction in inflammatory activity and reduce symptoms, inhibit the progression of structural damage, and improve physical function in patients with moderate to severe rheumatoid arthritis. SSS07 is a genetically engineered anti-TNF humanized monoclonal antibody designed to bind and deactivate certain TNF molecules. By binding to the native TNF molecule, SSS07 is designed to prevent activation of the inflammation signalling cascade. Several TNF inhibitors developed by other companies have been approved by the US FDA, including Enbrel (entanercept), Remicade (infliximab) and Humira (adalimumab). Rheumatoid arthritis, a chronic disease, afflicts an estimated 1% of the world’s population.

In March 2006, we entered into a collaboration agreement with Epitomics Inc., under which we are granted an exclusive, royalty bearing, non-transferable and perpetual license in the field of therapeutic usage in order to develop and conduct clinical trials to obtain SFDA approval for the humanized rabbit anti-TNF alpha monoclonal antibody compounds. Under the agreement, we are also granted the right to manufacture, sell, market and distribute (including distributions by engaging third parties) in China anti-TNF alpha monoclonal antibody therapeutics covered under the intellectual property rights owned by Epitomics. We are required to pay a royalty payment equivalent to a certain percentage of the net sales of therapeutic products should they reach market. Under the agreement, we grants Epitomics the right to use all intellectual property generated during the development of the therapeutic product. However, if Epitomics uses this intellectual property for the development of the same therapeutic product outside of China, Epitomics shall pay us a royalty equivalent to a certain percentage of the financial benefit from licenses and product sales. If any new developments or agents are created as a result of the collaboration agreement, we will grant to Epitomics a “right of first refusal” with regard to the commercialization of such agents. The details of a development program to commercialize the therapeutic products and the mechanism for calculating the royalties will be determined between Epitomics and us at a later date.

In August 2010, Epitomics, Inc. announces that an antibody therapeutics spin-off company, Apexigen, Inc., will focus on the development and commercialization of humanized monoclonal antibodies for treatment of cancer and immuno-disorders.

An investigational new drug application (“IND”) was submitted to the SFDA for SSS07 in the second quarter of 2012. All non-clinical studies of SSS07 have been completed. Pre-clinical results showed a promising pharmacokinetic profile which could improve treatment options for rheumatoid arthritis patients. Phase 1 trials are expected to begin in 2015, subject to regulatory approval.

4.B.2 Competition and Principal Markets

In China, our EPIAO competes primarily with Kirin’s ESPO, Roche’s Recormon and the EPO products offered by domestic companies including Shanghai Kelong, Beijing Sihuan, Chengdu Di’ao, Shenzheng Saiboer, Shandong Ahua, Shandong Kexing, and others. According to IMS Health data, since 2002, EPIAO has been the China market leader, with, in terms of value, 41.7% of market share in the fourth quarter of 2012, and our closest competitor's market share was 15.5% . According to our market data, we are also the only EPO vendor with 36,000 IU strength in China. However, competition in the high dose (10,000 IU or above) EPO area has been intensifying with several other companies introducing their own versions of high dosage EPO products.

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

We believe that our leadership position in our industry is based on managerial and technological advantages, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include pricing, reimbursement, convenience, time to market, patent position, product efficacy, safety, reliability, and availability. We believe we are well positioned to compete in the fast-developing Chinese pharmaceutical market with our strong Shenyang Sunshine brand, diverse product portfolio, proven research and development capabilities, established sales and marketing network and favorable cost structure.

Please also see Item 3.D.1 -- "Our products face substantial competition, and we may not be able to compete effectively against current and future competitors" and -- "Our competitors may have the ability to manufacture pharmaceutical products substantially similar to ours".

4.B.2.1 Export Sales

In addition to our domestic sales, we currently export a part of our products to certain other countries, where we have been approved to sell these products in compliance with local laws and regulations. We initiated our export business in 2003 to a country in the Middle East through an export company in China. Increasingly, in subsequent years, we have worked with local agents in countries in the Middle East, South America and Southeast Asia. Our export growth is driven by our compelling value proposition of world-class biological medicines at competitive prices.

Export sales accounted for 2.9%, 4.4% and 6.0% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

	For the Years ended December 31,
	2010	2011	2012
	(in thousands, RMB)
Revenues by geography
Egypt	1,611	10,145	9,713
South Korea	1,542	1,242	1,453
Brazil	568	1,153	12,431
Pakistan	1,699	2,084	4,369
Thailand	3,842	5,573	6,823
Bangladesh	1,403	1,192	937
Rest of World	1,546	2,501	4,314
Total revenues	12,211	23,890	40,040

EPIAO is registered in 17 countries and applications are in progress in 8 other countries TPIAO has been registered in 3 countries. Intefen has been registered in 9 countries.

We believe market opportunities exist in Europe and other selected regulated markets for new versions of biopharmaceutical products whose patents have expired (known as biosimilar products). A “biosimilar” product is a follow-on version of another biological product for which marketing approval is sought or has been obtained based on a demonstration that it is “biosimilar” to the original reference product. This demonstration will typically consist of comparative analytical, preclinical and clinical data from the biosimilar product to show that it has similar safety and efficacy as the reference product. We are preparing for the process of seeking requisite international certification and regulatory approvals.

4.B.3 Seasonality of Business

Not applicable.

4.B.4 Supply of Raw Materials

Our top five suppliers and the single largest supplier as a percentage of our total inventories purchased were 37.2% and 10%, respectively, for the year ended December 31, 2012. We primarily source our raw materials from a variety of international suppliers through their local distributors. We do not anticipate any significant fluctuations in price or any significant disruptions in the supply of our raw materials in the near future. It is our current belief that our switching cost for our suppliers is not high because alternative suppliers are readily available.

4.B.5 Marketing, Sales and Distribution

Our sales force in China benefits from over ten years of experience in marketing protein-based therapeutics. As a result of our history as a provider of therapeutics to the Chinese market, we believe our Shenyang Sunshine brand is widely recognized throughout the PRC medical community for quality and reliability.

We maintain a sales and marketing force in 31 provinces and major cities in China, including the municipalities of Beijing and Shanghai and the city of Guangzhou. As of December 31, 2012, our principal products EPIAO and TPIAO were marketed by our 548 sales and marketing professionals and sold by our network of approximately 120 distributors to healthcare providers including, based on our internal estimates, approximately 3,685 hospitals, clinics and dialysis centers.

Our internal sales and marketing staff details our products to physicians and hospital administrators, and as required by PRC laws, our distributors are engaged to contract with our customers for the sale of our products to physicians and hospitals. In addition, our legacy products Intefen and Inleusin are marketed and sold by distributors.

Our network of approximately 120 distributors distributes our own products as well as our in-licensed products. We select our distributors based on their reputation, market coverage and sales experience. We conduct credit assessments of each of our distributor customers before we enter into a sales agreement. We do not have an exclusive distribution arrangement with any of our distributors, and some of our distributors market competing brands. For every calendar year, we enter into a distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distributor contract is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process. The price under the agreement may be adjusted by a number of factors, such as the outcome of the competitive bidding process, or regulatory changes during the calendar year.

Hospitals in China typically purchase medical products on credit and sometimes do not make payment until more than a year after the purchase. By contrast, the average credit terms that we give to our distributors range from 30 days to 90 days, with the majority averaging around 80 days from the date of our delivery, regardless of whether payments from the hospital to the distributors are received. We believe by selling our products to distributors, we achieve an improved collection rate on our accounts receivable and reduce bad debt expense.

We have a sales department located in Beijing. We also have a marketing department located in Shanghai.

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

A significant amount of our revenue is generated by product sales to relatively few distributors, whose mix changes from year to year. In each of the past three years, sales to our top five distributors accounted for approximately 30% to 40% of our revenue. Sales to our top ten distributors accounted for approximately 54%, 51% and 49% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

4.B.6 Research and Development

As of December 31, 2012 our research and development team consisted of 35 research personnel and medical professionals, including four PhDs, one MD, and thirteen holders of master’s degrees, many of whom have experience in the healthcare and biotechnology research fields, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process.

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

Our research and development expenses for the years ended December 31, 2010, 2011 and 2012 were RMB39.4 million, RMB41.8 million and RMB71.2 million (US$11.4 million), respectively.

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

We currently own eight PRC-issued patents relating to:

  the composition of matter of TPIAO, expiring in 2015;

  a method of manufacturing TPIAO, expiring in 2020;

  a method and application thereof relating to our manufacturing processes, expiring in 2021;

  the composition of matter of pegylated-uricase expiring in 2022;

  a formulation of EPIAO, expiring in 2023;

  a patent related to certain protein, expiring in 2015;

  a method of manufacturing interleukin analogue, expiring in 2026; and

  a novel erythropoiesis stimulating protein analogue, expiring in 2027.

We have filed one pending PRC patent application related to the formulation and application of human papillomavirus vaccine. In addition, we have acquired a United State patent related to the composition of matter of pegylated-uricase expiring in 2021, and licensed PRC, Hong Kong and Taiwan patents related to voclosporin expiring in 2022.

We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of certain patents held by some third parties that may relate to pegylated uricase. We believe, as to any such third party claim, that we either do not infringe the claim of the patent or that the claim is invalid. While the validity of issued patents, patentability of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent rights could adversely affect our ability to commercialize our products.

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

Our license agreement with Panacor Bioscience Limited (“Panacor”), a Taiwanese biopharmaceutical company, grants us a license to the patent rights and know-how of ferric compounds or Nephoxil®, as announced in early 2010; in connection, we agreed to make an upfront equity investment in Panacor, which, however, did not receive the approval from relevant regulatory authorities in Taiwan.

4.B.8 Manufacturing

Our Shenyang-based manufacturing operations consist of bulk manufacturing and formulation, fill and finish activities for the production of EPIAO, TPIAO, Intefen and Inleusin for both clinical and commercial purposes. We also manufacture our product candidates for clinical trials at this facility. All fill, finish and packaging activities in relation to our domestic sales are conducted at our Shenyang facility. A portion of our exported products are packaged in our Shenyang facility, and the rest is shipped overseas in bulk format as concentrated solutions of recombinant human erythropoietin, interferon alpha-2a or interleukin-2 and finished and packaged locally. Our Shenyang facilities are certified in accordance with Chinese GMP. We specialize in manufacturing proteins with mammalian expression systems, although we are capable of manufacturing with bacterial expression systems.

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

As part of our overall strategy to increase our manufacturing capacity, we have completed construction of additional manufacturing facilities in early 2010. The additional facilities supports the sustained growth of EPIAO and TPIAO in China, and serves as a key step towards exploring global biosimilar opportunities.

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

In early 2010, we completed building additional manufacturing facilities in Shenyang. We commenced construction in November 2007, and have expended, including contracted amounts that are not yet paid, approximately RMB163 million as of December 31, 2012 for this construction project, inclusive of related machinery and equipment. The additional facilities are estimated to increase our manufacturing capacity, subject to actual operating conditions and parameters, by approximately four times. We have funded such capital expenditures with a combination of cash generated from operating activities and the proceeds from our initial public offering in February 2007.

As we are developing our dialysis business, in October 2011, we commenced building a new manufacturing facility in Benxi, Liaoning, to produce dialysis consumables. The total expenditure for this new facility is estimated to be RMB50.4 million, including RMB26.4 million that has been incurred as of December 31, 2012. We plan to finance this construction with a combination of our existing funds and cash generated from operating activities. The new facility is expected to commence operations in 2015-2016.

We have leased office space used for local sales and services in various cities of China.

The following table contains information concerning our significant real properties, all owned by us:

Location	General Character, Size and Use of Property
Shenyang, Liaoning Province, China	approximately 28,692 square meters, used for office, manufacturing, and research and development.
Shenyang, Liaoning Province, China	400 square meters, used for general corporate purposes.
Beijing, China	1,000 square meters, used for sales and marketing and corporate purposes

In addition, we are in the process of completing the administrative procedures and acquiring the land use right to the following properties:

Location	General Character, Size and Use of Property
Benxi, Liaoning Province, China	approximately 25,200 square meters, used for dialysis consumables manufacturing facilities.
Taizhou, Jiangsu	approximately 32,214 square meters, planned use being for pharmaceutical manufacturing facilities, with no significant development or construction started yet.

We believe that our facilities and equipment are in good working condition.

4.B.10 Employees

We had 718, 810 and 891 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2012:

As of December 31, 2012
Manufacturing and services	219
Research and development	35
General and administration	89
Marketing and sales	548
Total	891

From time to time, we may also employ independent contractors to support our marketing and sales and clinical support and research. We may hire additional employees for marketing and sales, customer service, manufacturing and assembly as we grow our business. We have a labor union in accordance with Chinese law and practice, and we consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, amounting to RMB5.2 million, RMB8.2 million and RMB10.1 million (US$1.6 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

In 2013, ministry-level government structure changes are taking place involving SFDA and MOH, which may result in uncertainties in policies and regulation.

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
After obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine, with Phase IV post-marketing study applicable in certain instances) at institutions with appropriate qualification:

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

4.B.11-b.3 Distribution

Distribution of pharmaceutical products

According to the PRC Drug Administration Law and its implementing regulations and the Measures for Supervision and Administration of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself, if it does not obtain the license for the pharmaceutical trading. In addition, such manufacturer can only sell its products to:

  wholesalers and retailers holding pharmaceutical trading permits;

  other holders of pharmaceutical manufacturing permits; or

  medical practitioners holding medical institution practice permits.

A pharmaceutical manufacturer in the PRC is prohibited, if it does not obtain the license for the pharmaceutical trading, from selling its products to end-users, or any individuals or entities other than holders of pharmaceutical trading permits, pharmaceutical manufacturing permits or medical institution practice permits.

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

A pharmaceutical distributor (including wholesalers and retailers) shall satisfy the following requirements:

  retain qualified personnel with pharmaceutical expertise as required by the law;

  operate in business sites, facilities, warehouses with sanitary environments compatible to the distributed pharmaceutical products;

  engage quality management system and personnel compatible to the distributed pharmaceutical products; and

  comply with relevant rules and regulations to ensure the quality of the distributed pharmaceutical products.

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

Pharmaceutical distributors can only distribute pharmaceutical products obtained from those with a pharmaceutical manufacturing permit or a pharmaceutical trading permit.

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

Competitive bidding

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service. The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the province or local district in question. This bidding mechanism was first instituted in 2004 and has been adopted across China, with provincial variations. During recent provincial tenders, the tender prices generally fall within a range. Individual provinces in some cases are requiring the lowest tender price obtained through other provincial tenders, which is resulting in increasing pricing pressure.

Sales to military hospitals account for approximately 10-12% of our total sales. In 2012, regional military tenders were consolidated into one national tender which used the lowest local (non-military) tender price as a reference; and the military tender prices for EPIAO decreased by approximately 10-20% across different dosages.

4.B.11-b.4 Key Certificates and Permits

Shenyang Sunshine’s current pharmaceutical manufacturing permit was issued by Liaoning FDA on January 1, 2011 and is valid until December 31, 2015. Shenyang Sunshine’s current GMP certificate in relation to TPIAO was issued by the SFDA on July 12, 2010. Shenyang Sunshine’s current GMP certificate in relation to EPIAO and our legacy products was issued by the SFDA on February 10, 2010. All our GMP certificates, as issued, set the expiry at the fifth anniversary of the issuance date; however, in connection with the implementation of China’s 2010 GMP standards, at this time, all pharmaceutical manufacturers are required to be re-certified; and we are in the process of recertification and expect that we will be duly recertified.

Liaoning Sunshine’s current pharmaceutical trading permit was issued by Liaoning FDA on December 30, 2009 and is valid until December 29, 2014. Liaoning Sunshine’s current certificate for good operation management practice, or GSP certificate, in relation to pharmaceutical wholesales was issued by Liaoning FDA on December 8, 2008 and is valid until until December 7, 2013.

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

--- Reimbursement under the urban personnel basic medical insurance program

The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the Catalogue for the Program, and under which category a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including whether the medicine is consumed in large quantities and commonly prescribed for clinical use, and whether the medicine is considered to be important in meeting the basic healthcare needs of the general public. A program participant can be reimbursed for the full cost of a Category A medicine and part of the cost of a Category B medicine. Although it is designated as a national program, the implementation of the Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Category A medicines listed in the Catalogue in its provincial medicine catalogue, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Category B medicines listed in the Catalogue from, its provincial medicine catalogue, so long as the combined numbers of the medicines added and excluded do not exceed 243 of the Category B medicines listed in the Catalogue. In addition, provincial governments may not downgrade a nationally classified Category A medicine to Category B.

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

National Essential Drugs Registry

As part of the healthcare reform, the PRC Ministry of Health has established the National Essential Drugs Registry, or Registry, which includes medicines selected with a view towards meeting the basic requirements of medical care in China. None of our products is included in the Registry as of the time of the recent 2012 update, released on March 15, 2013. The Administration Measures for National Essential Drugs Registry (Tentative Implementation) was promulgated to accompany the Registry. Eligible participants in the government-sponsored medical insurance programs are entitled to reimbursement for varying percentages of the cost of the medicines that are included in the Registry. All the medicines in the Registry are subject to the government price control.

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

The amount of compensation is calculated according to either the gains earned by the infringer from the infringement or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains earned by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of up to RMB500,000.

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

On February 15, 2012, Shenyang Sunshine received the “New and High Technology Enterprise” renewal certification that entitles it to a reduced 15% EIT rate, effective retroactively from January 1, 2011 to December 31, 2013. Shenyang Sunshine also held that certification with the 15% EIT rate for the period from 2008 to 2010.

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

Risk and uncertainties as to tax residency

Notwithstanding the discussions above, there are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including, that PRC National Tax Administration and local and other authorities may change their views on the tax residency issue in future. See “3.D.3 — Our operations are subject to the uncertainty and particularities associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to us or to existing or potential investors.”

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

Further, If we were deemed a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our ordinary shares or ADSs, if such income is deemed derived from China, provided that (i) such non-resident enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises; and our non-resident individual shareholders and ADS holders could be subject to the WHT upon the dividends payable by us or upon any gains realized from the transfer of our ordinary shares or ADSs, if such income is deemed derived from China. It is unclear whether, if we were deemed a PRC resident enterprise, our shareholders and ADS holders might be able to claim the benefit of income tax treaties entered into between China and other countries. If we were required under the EIT Law to withhold PRC income tax on our dividends payable to our non-resident shareholders and ADS holders, or if any gains realized from the transfer of our ordinary shares or ADSs by our non-resident shareholders and ADS holders were subject to the WHT, your investment in our ordinary shares or ADSs could be materially and adversely affected.

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

4.C Organizational Structure

The following is a list of our subsidiaries and consolidated affiliated entities as of February 28, 2013, the latest practicable date:

Name	Time of Formation	Place of Formation	Relationship
Collected Mind Limited	July 2006	British Virgin Islands	Wholly-owned subsidiary of 3SBio Inc.
--- China Sansheng Medical Limited*	November 2009	Hong Kong	Wholly-owned subsidiary of Collected Mind
--- Shenyang Sunshine Pharmaceutical Co., Limited	January 1993	PRC	Wholly-owned subsidiary of Collected Mind
--- Jiangsu Sunshine Pharmaceutical Technology Company Limited	December 2010	PRC	95% owned by Shenyang Sunshine and 5% owned by Liaoning Sunshine
--- Taizhou Huan Sheng Investment Management Company Limited	December 2010	PRC	Wholly-owned subsidiary of Shenyang Sunshine
---80% Limited Partner interest in Taizhou Huan Sheng Healthcare Industry Investment Center, LLP ("3SBio Ventures")	May 2011	PRC	80% Limited Partner interest owned by Shenyang Sunshine
3SBio, LLC*	November 2010	USA	Wholly-owned subsidiary of 3SBio Inc.
Liaoning Sunshine Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”)	February 2000	PRC	Consolidated affiliated entity
--- Liaoning Sunshine Science and Technology Development Co. Limited	December 2009	PRC	Wholly-owned subsidiary of Liaoning Sunshine, consolidated affiliated entity

*As of December 31, 2012, not involved in any business activities.

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

Liaoning Sunshine is primarily engaged in the distribution of our in-licensed products, currently comprising Iron Sucrose Supplement, as Shenyang Sunshine, our principal subsidiary, may only engage in the trading of the pharmaceutical products that it has produced itself. Furthermore, Liaoning Sunshine, primarily through LSSTD, is a key party to our collaboration with DaVita Inc. as reflected in the Master Agreement (Exhibit 4.10) . Under Chinese regulations, kidney care services currently allow foreign ownership of up to 70%. LSSTD holds 30% interest, and DaVita 70%, in the joint venture, with us only exercising control over LSSTD through contractual arrangements with Liaoning Sunshine, LSSTD's parent. Both LSSTD and Liaoning Sunshine are Chinese companies with no foreign ownership. DaVita is a foreign company.

As of December 31, 2012, Liaoning Sunshine had total assets (exclusive of LSSTD) of RMB31.6 million (US$5.1 million). For the three years ended December 31, 2010, 2011 and 2012, Liaoning Sunshine’s revenue (exclusive of LSSTD) represented approximately 5.4%, 5.3% and 5.9% of our total net revenue, respectively. As of December 31, 2012, LSSTD had total assets of RMB78.0 million (US$12.5 million). For the three years ended December 31, 2010, 2011 and 2012, LSSTD’s revenue represented approximately 0.1%, 0.5% and 0.5% of our total net revenue, respectively.

--- 4.C.1.1 Economic and Control Arrangements

Shenyang Sunshine entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, Mr. Dan Lou, to enable us to maintain control over it, including: (1) a business cooperation agreement; (2) a purchase agreement for the acquisition of equity interest in Liaoning Sunshine; (3) a voting rights agreement; and (4) an equity pledge agreement. Please see “7.B Related Party Transactions - Transactions with Liaoning Sunshine” for more details about these contractual arrangements. Liaoning Sunshine, together with its wholly owned subsidiary LSSTD, has been included in our consolidated financial statements as a variable interest entity (“VIE”). VIEs are those entities of which a company, through contractual and/or other arrangements, bears the risks of and enjoys the rewards normally associated with ownership, and of which therefore the company is the primary beneficiary.

--- 4.C.1.2 PRC Legal Risks and Uncertainties

As advised by our legal counsel, we are of the view that:

our current ownership structure does not violate, breach, contravene or conflict with any applicable PRC Laws;

the agreements among our subsidiaries, affiliated entities, VIE and its subsidiary and their respective shareholders constitutes a legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms and does not violate any requirements of the PRC Laws.

There are, however, substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC authorities will not take a view contrary to ours. See, “3.D.3 — Our operations are subject to the uncertainty and particularities associated with the legal system in China, which could adversely affect our business, or limit the legal protection available to existing or potential investors;” “3.D.3 — Changes in PRC government policy with respect to foreign investment in China may adversely affect our business and results of operations;” and “3.D.1 — There are certain operational, legal and other risks associated with our contractual arrangements with Liaoning Sunshine and its shareholders that are intended to effect our control over Liaoning Sunshine.”

4.C.2 3SBio Ventures

As announced in August 2011, we formed an investment partnership with Taizhou Oriental CMC Limited ("Taizhou Oriental"), the investment arm of Taizhou China Medicine City Company (“CMC”). CMC, located in Jiangsu province, is a national level high-tech industrial park dedicated particularly to biopharmaceutical innovation, and is supported directly by the Ministry of Health, Ministry of Science and Technology and the SFDA. The investment partnership is managed by Taizhou Huan Sheng Investment Management Company Limited, a wholly-owned subsidiary of ours. We and Taizhou Oriental have committed RMB200 million and RMB50 million respectively to 3SBio Ventures. The initial contribution is 20% of the total commitment with the balance to be drawn down as required. 3SBio Ventures will seek investments that support our strategic interests and has an investment horizon of 8 years with an option to extend. The setup of this platform is consistent with, and will advance, our standing strategy of pursuing collaborations and in-licenses, and will play a key role in our future pipeline development. As of December 31, 2012, no investments have been made.

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

5.A Operating Results

5.A.1 Significant Trends, Factors and Developments

Certain significant trends, factors, and developments, as discussed below, have historically affected or have had a material effect on our results of operations, or, are reasonably likely to affect or have a material effect on our results of operations in future periods.

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

Our year-on-year revenues increase for 2010, 2011 and 2012, in RMB terms, are 32.1%, 29.4% and 23.7%, respectively. We are serving a market sector that is greatly under-penetrated. For example, in the US, approximately 80% of patients with end-stage renal diseases are on dialysis, while this figure is estimated to be at 10-15% or less in China. The majority of patients on dialysis receive EPO treatment, our EPIAO being the leading product in China's EPO market since 2002 and accounting for 41.7% of total EPO sale revenues in China in the fourth quarter of 2012. The central government identifies dialysis services as a key healthcare objective1. Additional impetus comes from the government encouraging private and foreign companies entering into healthcare services2. We believe the number of dialysis clinics and services could see considerable growth. Over 70% of our EPIAO sales come from the dialysis segment. We are also continually developing our marketing and sales.

There are, however, also uncertainties and challenges in various respects of our operating environment, such as the ongoing hospital reform and the bidding system as evolved in provincial and local variations.

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

The average selling prices of our legacy products and lower dosage EPIAO products have declined over time. We were able to maintain relatively stable overall average selling prices for our TPIAO and higher dosage EPIAO products over the past few years. We remain focused on our strategy of growing sales for our high-dosage products and increasing sales volumes in order to maintain healthy margins for our EPIAO products. In addition, the stable average prices of our TPIAO products, combined with their market acceptance since launch, have contributed to our revenue growth and favorable overall margins. However, the approval and commercial launch of the competitors’ high-dosage EPO products have and will put additional pricing pressure on our ability to maintain our overall average pricing.

__________________________

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

The NDRC has instituted a new round of price cuts in September 2012 targeting oncology and hematology categories, which affect the prices of our existing products. For example, the retail price ceiling for the EPO products in 10,000 IU dosage form decreased by 27.3% from RMB 168 to RMB 132 and the retail price ceiling for TPO products in 15,000 IU dosage form decreased by 24.7% from RMB 1,490 to RMB 1,195. We expect that the NDRC price cuts will result in lower prices in future provincial biddings. Furthermore, recent policy discussions seem to indicate that the government contemplates to give hospitals the ability to renegotiate off the provincial bidding results, a practice known as “hospital secondary bidding”, which may create additional downward pricing pressure on drug producers like us.

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

In each province where we market our products, we participate in a government-sponsored competitive bidding process every year or every few years for procurement by state-owned hospitals of medicines included in the provincial medicine catalogs. A government-appointed committee reviews bids submitted and selects one or more medicines for treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality of the product and manufacturer’s reputation and service. The bid price of the selected medicine will become the purchase price of that medicine to be paid by all state-owned hospitals in the applicable region. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability; and, if we are not selected in these competitive biddings, we may lose market share to our competitors, and our business may be adversely affected. Furthermore, the bidding system is evolving and the provincial and local variations may produce uncertainties that can impact drug makers like us. We expect that the recent NDRC price cuts will result in lower prices in future provincial biddings.

International Expansion

We plan to expand exports because of growing opportunities in the global market. Particularly, we believe market opportunities exist in Europe and other selected regulated markets for biosimilar products. We are searching for international partners to assist us for this expansion.

In 2010, we completed construction of additional manufacturing facilities in Shenyang, PRC, which have been certified with the Chinese GMP. The new facilities are also designed to be compliant with the regulations of European Medicines Agency, or EMEA, and other major international regulatory guidelines. Similar to the US FDA, the EMEA is a European agency for the evaluation of medicinal products.

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

Substantial capital and management resources will be required in order to secure regional partnerships, seek regulatory certifications and approvals and promote our brand. We may be unable to successfully execute the expansion plan due to inability to obtain suitable partners to assist us, changing competitive dynamics of international markets or inability to obtain required certification and other approvals for selling our products in those regions.

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

We generally recognize revenue at the time our products are delivered and the customers take ownership and assume risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. We are a party to binding sales agreements with our distributors each time we make a sale of our products. Under these sales agreements, our distributors agree to pay a fixed amount of money per unit of our products over a period of time. Our distributors take ownership of our products when they accept our products.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of our customers’ balances, we consider many factors, including the aging of the receivables, the customers’ past payment history and current credit-worthiness. We are subject to stringent requirements mandated by scrutiny of the local Chinese tax authorities on write-offs of bad debts. For example, bad debts must be aged over three years and sufficient evidence must be provided to prove customers’ inability to make payments. As a result, this creates a substantial time lag between the time when our bad debt provision is made and the removal of such doubtful debt from our books. We made an allowance for doubtful accounts of RMB2,208,000 (US$355,000) as of December 31, 2012. As of December 31, 2012, there were no material amounts of receivables outstanding for more than one year that was not fully reserved.

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

  Costs associated with other clinical development such as seminar hosting and process optimization; and

  Costs for seeking regulatory approval so that we may enter international markets for our products.

We expense both internal and external research and development costs as incurred, other than laboratory equipment with alternative future uses, which we capitalize.

The following table shows the research and development costs that have been incurred for our two principal products, EPIAO and TPIAO, and others during each of the years indicated.

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Research and development costs by product
EPIAO	6,004	7,615	20,932	3,360
TPIAO	1,700	5,635	17,639	2,831
Others	31,705	28,555	32,657	5,242
	39,409	41,805	71,228	11,433

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

Determination of other-than-temporary impairment of investment securities

A decline in the market value of any investment security, including those that are available-for-sale that is deemed to be other-than-temporary, results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. An other-than-temporary impairment charge of US$3,279,000 (RMB20,427,000) was recognized in 2012.

Research and development costs

We critically identify any research and development activities that could be objectively measured and recognized and are aimed at the discovery of new products, indications, or betterment of processes. We capitalize the costs of tangible and intangible assets used for research and development purpose and having alternative future uses. We amortize these assets over their useful lives. Research and development costs are expensed as incurred. Research and development costs consist primarily of the remuneration of research and development staff, depreciation, material, clinical trial costs as well as amortization of acquired technology and know-how used in research and development with alternative future uses. Research and development expenses also include costs associated with collaborative research and development and in-licensing arrangements, including upfront fees paid to collaboration partners in connection with technologies which have not reached technological feasibility and did not have an alternative future use. Reimbursement of research and development costs for arrangements with our collaboration partners is recognized when the obligations are incurred. Expenses relating to new products are charged to the statement of income until such time that we obtain the new medicine certificate. The costs of research and development services such as pre-clinical tests outsourced or contract consulting services for upgrading our facilities are also included in research and development costs. Upfront and milestone payments made to third parties in connection with particular research and development collaborations with no alternative future uses are expensed as incurred. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipment.

Estimated useful lives and impairment of long-lived assets

We make estimates of the useful lives of property, plant and equipment with finite useful lives, in order to determine the amount of depreciation expense to be recorded during any reporting period. Our total depreciation expense for the years ended December 31, 2010, 2011 and 2012 was RMB13.9 million, RMB20.0 million and RMB24.0 million (US$3.9 million), respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. We make estimates of useful lives of the intangible assets based on the estimation of the period that the intangible assets can generate expected future cash flows for us. Amortization expense for the years ended December 31, 2010, 2011 and 2012 of RMB1.1 million, RMB2.8 million and RMB3.8 million (US$0.6 million) respectively, was included in cost of revenue. In process research and development (“IPR&D”) assets with an indefinite useful life are not amortized.

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

Share-based compensation

We record share-based compensation costs based on the grant date fair value of the awards over the requisite service period, which is presumed to be the vesting period. For awards with graded vesting, we recognize compensation costs on a straight-line basis over the requisite service period. We estimate the fair value of each stock option grant using an option-pricing model, which requires us to make certain assumptions related to volatility, expected life, dividend yield and interest-free interest rate.

Deferred tax assets and valuation allowance

We account for income taxes using the liability method and deferred tax assets and liabilities are recognized for temporary differences. In assessing the realization of deferred tax assets, we have considered whether it is more likely than not based on all sources of positive and negative evidence that some or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projected future taxable income over the periods in which the deferred tax assets are deductible, we have provided a valuation allowance to reduce the amount of deferred tax assets when it is more likely than not that we will not be able to realize the benefits of certain deductible differences.

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

	Year ended December 31,
	2010	2011	2012
	%	%	%
Selected Statement of Income Data:
Net revenue:
EPIAO	59.9	58.7	55.7
TPIAO	30.7	30.4	31.4
Intefen	1.3	1.0	0.7
Inleusin	0.5	0.5	0.4
Iron Sucrose Supplement	4.1	4.6	5.1
Export	2.9	4.4	6.0
Others	0.6	0.4	0.7
Total net revenue	100	100	100
Cost of revenue	(10.0)	(10.7)	(10.5)
Gross margin	90.0	89.3	89.5
Operating expenses:
Research and development	(9.4)	(7.7)	(10.6)
Sales, marketing and distribution	(46.6)	(47.0)	(47.5)
General and administrative	(13.3)	(12.4)	(12.3)
Grant income	0.3	0.3	0.1
Income from operations	21.0	22.5	19.2
Other income/(expense),net Interest income	3.0	3.4	3.8

Impairment loss on available-for-sale securities	-	(0.2)	(3.0)
Others	0.6	(0.5)	(0.2)
Total other income, net	3.6	2.7	0.6
Income before income tax expense	24.6	25.2	19.8
Income tax expense	(5.2)	(5.1)	(4.5)
Net income	19.4	20.1	15.3
Net loss attributable to non-controlling interest	-	0.1	0.0
Net income attributable to 3SBio Inc.	19.4	20.2	15.3

Year ended December 31, 2012 compared with year ended December 31, 2011

Net revenue. Our net revenue increased by 23.7%, from RMB541.6 million in 2011 to RMB669.9 million (US$107.5 million) in 2012. This increase was primarily attributable to the continued strong sales of EPIAO and TPIAO, which grew 17.3% and 27.6%, respectively, over the same period in 2011. Revenue from our leading EPIAO products increased from RMB317.9 million in 2011 to RMB372.9 million (US$59.9 million) in 2012. TPIAO remained our second largest revenue contributor in 2012, accounting for 31.4% of total net revenues. The EPIAO and TPIAO growth was primarily due to the continued strong demand in the oncology and nephrology markets.

Cost of revenue. Our cost of revenue was RMB58.1 million and RMB70.5 million (US$11.3 million) for the years ended December 31, 2011 and 2012, respectively. The increase of 21.4% was primarily due to the increase in sales volume. Cost of revenue as a percentage of net revenue remained relatively stable at around 10% for both 2011 and 2012 due to the enhanced capacity utilization and improved production efficiency of the new plant.

Operating expenses. Our total operating expenses increased by 30.0% from RMB361.9 million in 2011 to RMB470.6 million (US$75.5 million) in 2012.

  Research and development costs. R&D costs increased by 70.4% to RMB71.2 million (US$11.4 million) in 2012 from RMB41.8 million in 2011. The increase in R&D expenses was primarily attributable to NuPIAO, a second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders;

  Sales, marketing and distribution (SMD) expenses. Our SMD expenses increased by 24.9% to RMB318.2 million (US$51.1 million) in 2012 from RMB254.8 million in 2011. The increase in SMD is broadly in line with overall sales growth. SMD expenses as a percentage of net revenue increased slightly from 47.0% in 2011 to 47.5% in 2012. The increase was primarily attributable to the intensified market competition and the uncertainties related to the tendering process;

  General and administrative expenses. Our general and administrative expenses increased by 22.7% from RMB66.9 million in 2011 to RMB82.1 million (US$13.2 million) in 2012. The increase was primarily attributable to legal and consulting expenses.

Other income, net. We had other income of RMB3.6 million (US$0.6 million) in 2012, compared to other income of RMB14.7 million in 2011. The decrease was mainly attributable to a writedown of RMB20.4 million (US$3.3 million) in available-for-sale securities, following a decline deemed to be other-than-temporary in the market value of 3SBio’s US$4.5 million investment in the common shares of Isotechnika (TSX:ISA).

Income before income tax expense. As a result of the foregoing, our income before income tax expense decreased by 2.9% from RMB136.4 million in 2011 to RMB132.5 million (US$21.3 million) in 2012.

Income tax expense. Our income tax expense increased by 5.9% from RMB28.2 million in 2011 to RMB29.9 million (US$4.8 million) in 2012. The increase in income tax expense was in line with the improved income before income tax expense.

Net income attributable to 3SBio Inc. As a result of the foregoing, our net income decreased by 5.7% from RMB108.6 million in 2011 to RMB102.4 million (US$16.4 million) in 2012.

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

5.B Liquidity and Capital Resources

Overview

As of December 31, 2012, we had cash, cash equivalents, restricted cash and time deposits of RMB892.5 million (US$143.3 million) and working capital of RMB1,044.5 million (US$167.7 million). For the year ended December 31, 2012, our primary sources of funding for both our working capital and our long-term funding needs have been the net proceeds from our initial public offering in 2007 and cash flows from operating activities. Our primary uses of funds in 2012 have been for upgrading of existing facilities, procurement of new manufacturing equipment, construction of the manufacturing facility in Benxi city, prepayment for acquisition of manufacturing technology, trademark and exclusive distribution rights of Metadoxine. As of December 31, 2012, our cash and time deposits position denominated in RMB totaled RMB752.3 million (US$120.7 million) and our cash and time deposits position denominated in foreign currencies (mainly US$) totaled US$22.5 million. As of December 31, 2012, we had cash and cash equivalents of RMB450.6 million (US$72.3 million), restricted cash of RMB0.7 million (US$0.1 million) and time deposits of RMB441.3 million (US$70.8 million). As of December 31, 2012, we had RMB21.8 million (US$3.5 million) invested in equity securities and investment-grade bond securities.

The following table summarizes the sources and uses of our cash flows for the years indicated:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	58,133	137,111	185,966	29,848
Net cash provided/(used in) investing activities	(165,234)	(52,322)	19,699	3,163
Net cash provided by financing activities	6,763	15,963	486	78

Net cash provided by operating activities

Our net cash provided by operating activities was RMB186.0 million (US$29.8 million) in 2012 compared to RMB137.1 million in 2011. The increase of RMB48.9 million in cash provided by operating activities in 2012 from 2011 reflects increase in cash provided by net income of RMB25.4 million and increase in cash provided by net operating assets and liabilities of RMB23.5 million, including accounts and notes receivables, inventories, prepaid expenses and other receivables, accounts payable, grant income, income tax payables, accrued expenses and prepayment to related parties.

Our net cash provided by operating activities was RMB137.1 million in 2011 compared to RMB58.1 million in 2010. The increase of RMB78.9 million in cash provided by operating activities in 2011 from 2010 reflects increase in cash provided by net income of RMB34.1 million and in cash provided by net operating assets and liabilities of RMB44.8 million, including accounts and notes receivables, inventories, prepaid expenses and other receivables, income tax payables, accrued expenses and prepayment to related parties.

Net cash provided/used in investing activities

Our net cash provided in investing activities was RMB20.0 million (US$3.2 million) in 2012, compared to net cash used in investing activities of RMB52.3 million in 2011. The cash outlay in investing activities in 2012 consisted primarily of RMB26.7million for renovation of existing facilities and procurement of new manufacturing equipment; RMB6 million for prepayment for acquisition of the manufacturing technology, trademark and exclusive distribution rights of Metadoxine; RMB19.4 million for the construction of the manufacturing facility in Benxi and RMB4.9 million for investment in JV ManageCo. The cash provided in investing activities consisted primarily of RMB77.9 million net proceeds from purchase and maturity of time deposits.

Our net cash used in investing activities was RMB52.3 million in 2011, compared to net cash used in investing activities of RMB165.2 million in 2010. The cash outlay in investing activities in 2011 consisted primarily of RMB31.5 million for renovation of existing facilities and procurement of new manufacturing equipment; RMB8.1 million for acquiring a patent; RMB9.8 million for acquiring a land use right; RMB20.8 million for net purchasing of time deposits with financial institutions; and RMB7.5 million for investment in our dialysis business; partially offset by RMB24.4 million for repayment of a loan receivable and RMB1.0 million from the release of restricted cash.

Net cash provided by financing activities

Net cash provided by financing activities in 2012 was RMB0.5 million (US$0.1 million), compared to net cash provided by financing activities of RMB16.0 million in 2011. Net cash provided by financing activities in 2012 consisted of the gross proceeds of RMB0.5 million from issuance of shares upon grantee exercise of share options under our share-based compensation arrangements.

Net cash provided by financing activities in 2011 was RMB16.0 million, compared to net cash provided by financing activities of RMB6.8 million in 2010. The increase was attributable to the RMB11.3 million investment into 3SBio Ventures by CMC, and the gross proceeds of RMB4.7 million in 2011 from issuance of shares upon grantee exercise of share options under our share-based compensation arrangements.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including planned capital expenditures for upgrading existing facilities and building new manufacturing facilities in Benxi, other working capital needs for investing in research and development and increasing sales and marketing efforts, at least for the next two years.

Our indebtedness as of December 31, 2011 and 2012 was nil.

We do not expect to pay dividends in the near future as we plan to use our resources for our growth. However, should we decide to pay dividends, our wholly-owned subsidiary’s ability to pay dividends to us is subject to various restrictions, including legal restriction in the PRC, which permits payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our China-based subsidiaries and consolidated VIE is required to set aside 10% of its net income as reserve funds, until such reserves have reached at least 50% of its respective registered capital. These reserves are not distributable as cash dividends to us for use by us to satisfy our obligations, such as debt incurred at the holding company level. Such dividends may be subject to EIT, as discussed under Paragraph 4.B.11-d “PRC Enterprise Income Tax”. Furthermore, PRC law also imposes restrictions on our China-based consolidated entities with respect to transferring certain of their net assets to us in the form of loans and advances. Amounts so restricted as described in all of the foregoing include paid-up capital and statutory reserves funds of our PRC-based subsidiaries, and the net assets of the consolidated VIE, in which we have no legal ownership, totaling RMB258,057,000 (US$41,421,000) as of December 31, 2012. These restrictions have not had, and we do not currently expect these restrictions to, in foreseeable future, have any material impact on our ability to meet our cash obligations.

Capital Expenditures

Historically, most of our capital expenditures were incurred for the construction of our new manufacturing facility, purchases of production and office equipment, upgrade of our research laboratory, and upgrades for our plant and office renovation.

In the year ended December 31, 2012, our capital expenditures of RMB59.4 million (US$9.5 million) related primarily to renovation of existing facilities, prepayment for acquisition of manufacturing technology, trademark and exclusive distribution rights of Metadoxine and construction of manufacturing facilities in Benxi.

In the year ended December 31, 2011, our capital expenditures of RMB56.9 million related primarily to renovation of existing facilities, procurement of new manufacturing equipment, procurement of land use right, acquisition of a patent and investment in dialysis business.

In the year ended December 31, 2010, our capital expenditures of RMB85.2 million related primarily to renovation of existing facilities, procurement of new manufacturing equipment, and acquisition of Pegsiticase related tangible and intangible assets.

Our future capital requirements may include, but are not limited to: upgrading our existing facilities for our development and production, potential investments in our dialysis business and other projects, and building new facilities. We are not obligated to meet any absolute minimum dollar spending requirements, and our future capital requirements will depend on many factors. The major components of our capital expenditures for 2013 may include the upgrading of existing manufacturing facilities, procurement of new manufacturing equipment and construction of new facilities.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities and our existing cash, cash equivalents and time deposits. We do not anticipate that we will require debt financing to fund our capital expenditures in the near term, although this may change in future periods.

5.A-B.1 Recently Issued Accounting Pronouncements

ASU 2012-02

In July 2012, the Financial Accounting Standards Board (FASB) issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect that the adoption of ASU2012-02 will have a material impact on our consolidated financial statements.

ASU 2013-02

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. We do not expect that the adoption of ASU 2013-02 will have a material impact on our consolidated financial statements.

5.A-B.2 Inflation

According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.3%, 5.4%, and 2.6% in 2010, 2011 and 2012, respectively. We can be affected by high rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

5.C Research and Development

See “4.B.6 Research and Development”

5.D Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this annual report, we are not aware of any significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since fiscal year 2012.

For fiscal year 2013, other than as disclosed elsewhere in this annual report on Form 20-F, as of the date of this report, we are not aware of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

5.E Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, interest rate swap transactions, foreign currency forward contracts, or other off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012.

	Payment due by period
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(RMB in thousands)
Operating lease obligations	756	712	44	—	—
Capital commitments	38,537	38,537	—	—	—
Total obligations and commitments	39,293	39,249	44	—	—

Milestone, Royalty and Other Payments (not included in the table above)

Under our licensing, development and commercialization agreement with Isotechnika, we made an upfront non-refundable licensing payment of US$1,500,000 and may be required to pay milestone payments when certain criteria are met, as well as ongoing royalties based on sales of voclosporin.

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

6.A Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages as of December 31, 2012 and the positions held by them. The business address for each of our executive officers and directors is Shenyang Sunshine Pharmaceutical Co. Ltd., No. 3 A1, Road 10, Economic & Technology Development Zone, Shenyang 110027, the People’s Republic of China.

Name	Age	Position
Dr. Jing Lou(2)	50	Chairman of the board of directors and Chief Executive Officer, Director
Peiguo Cong	58	Independent Director
Bin Huang	52	Vice President of Human Resources and Director
Bo Tan	40	Chief Financial Officer (principal financial and accounting officer)
Tianruo Pu(1)(3)	45	Independent Director
Mingde Yu(1) (2)(3)	67	Independent Director
Moujia Qi(1) (2)(3)	80	Independent Director
Dr. Dongmei Su	43	Director, Vice President, R&D, and Chief Technology Officer
Ke Li	45	Vice President and Corporate Secretary
___________________________________________
(1)	Member of the audit committee
(2)	Member of the nominating committee
(3)	Member of the compensation committee

Dr. Jing Lou is our co-founder, Chairman of the board of directors (since 2012, with his directorship from 2006) and Chief Executive Officer (since 2006). He has served as the chief executive officer of Shenyang Sunshine since 2000. He joined Shenyang Sunshine as director of research and development in 1995, leading the manufacturing process development for EPIAO and TPIAO in the United States. Dr. Lou completed his post-doctoral study at the United States National Institute of Health in 1995. He received his Ph.D. in molecular and cell Biology in 1993 from Fordham University, where he researched interferon gene regulation, and received his medical doctor degree in 1985 from Shanghai Second Military Medical University. Dr. Lou also received an EMBA degree in 2007 from China Europe International Business School, a business school ranked in the Financial Times’ world top-25 business school list.

Bin Huang is our vice president of human resources and a director (since 2006). Mr. Huang has served as vice president in charge of human resources and legal matters since joining Shenyang Sunshine in 1993. Before that, he acted as office manager for the Shenyang Army Medical Research Center from 1976 to 1993. He received his master’s degree in Business Administration from Qinghua University in 2002 and a bachelor’s degree in engineering from Northeast University in 1987.

Peiguo Cong has served as a member of our board of directors since March 2010. He has been the managing partner of Beijing Jun You Law Firm since 1994. Mr. Cong also currently serves as a member on the Finance and Securities Committee of the China National Lawyers Association, a member of the All China Federation of Industry and Commerce, a director of the Chinese Society of Mergers and Acquisitions, and an independent committee member of the Credit Committee of the National Development Bank. He teaches as a part-time professor at Peking University. In addition, Mr. Cong served as an independent director of China Southern Fund Management Company (2009-2013) and Tianjin Lishen Battery Joint-Stock Co., Ltd and Haining China Leather city stock Co., Ltd (2009-2011). Mr. Cong obtained his bachelor's degree in law and master's degree in economics law from Peking University in 1982 and 1984, respectively. He was an associate professor at Peking University, a visiting professor at UCLA, and a visiting scholar at University of Michigan and other U.S. universities.

Bo Tan has served as our CFO since February 2009. Since June 2012, he serves as an independent director and the chairman of the audit, compensation and nominating committees with Tianyin Pharmaceutical Co., Inc. (NYSE MKT: TPI). He has extensive experience within the financial and pharmaceutical industries, having worked across private equity, equity research and commercial practice. Previously, he served as the Executive Director and a member of Investment Committee for Bohai Industrial Fund Management Company, a private equity fund in China. Earlier in his career, he spent six years in the pharmaceutical industry with Eli Lilly & Company and EMD Pharmaceuticals, Inc. in North America and went on to serve as a China healthcare and consumer analyst at Lehman Brothers Asia and Macquarie Securities in Hong Kong. He received his MBA degree from Thunderbird School of International Management, an MA degree in economics from the University of Connecticut and a BA degree in economics from Renmin University of China. Mr. Tan is also a Chartered Financial Analyst.

Tianruo Pu has served as a director of our Company since September 2012. In addition, Mr. Pu currently serves as chief financial officer and a director of UTStarcom Holdings Corp (NASDAQ: UTSI). From September 2008 to June 2012, Mr. Pu was the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) ("Nuokang"). Prior to joining Nuokang, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006. From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

Mingde Yu has served as a director since February 2008. He has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983), Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991, Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998 and Vice-Director of Economic Operations Department of NDRC from 1998 to 2003. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association since 2004 and China Medical Entrepreneur Association. Mr. Yu also holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. In addition, Mr. Yu serves or served on the board of directors for the following companies: China Nuokang Bio-Pharmaceutical Inc. (2008-2013); North China Pharmaceuticals (2009-2012); Wohua Biologicals Co. (2009-2013); Qingtao Huaren Pharmaceuticals (2009-2011), the last three listed on Chinese stock exchanges, Huahai Pharmaceuticals, and Sichuan Kelun Pharmaceuticals. Mr. Yu graduated from the Macromolecule Materials and Engineering Department, Chemical Technology School at Dalian University of Technology.

Moujia Qi has served as a director of ours since August 2006. He currently serves as an independent member on the board of directors of China Pharmaceutical Group Limited (Hong Kong Stock Exchange: 1093), and as an independent member on the supervisory board of Wuhan Humanwell Hi-Tech Industry Co., LTD (Shanghai Stock Exchange: 600079). He has also served as the Chairman of the China Starch Industry Association for the past five years. He was the deputy director and chief engineer of Huabei Pharmaceutical Factory and has held several management positions in various state-owned companies in the pharmaceutical industry. He has also served as the deputy director and chief director of the State Medicine Administration of the PRC before he retired in 1994.

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

6.B Compensation

Our executive officers receive compensation in the form of annual salaries and bonuses. The compensation committee of our board of directors determines management compensation.

While we do not have a specific bonus plan setting the calculation of our annual bonuses, each executive officer is entitled to receive an annual discretionary bonus based upon his or her performance. Our non-executive directors receive annual cash compensation and share-based awards for their board services.

In 2012, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB11.9 million (US$1.9 million); and we also granted restricted stock to our directors and executive officers, as set forth in “6.E -- Equity Grant to Directors and Senior Officers”.

Other than described in the foregoing, our executive officers may participate in compensatory or benefits plans or arrangements that is available by its terms to employees, officers or directors generally, the operation of which uses the same method to allocate benefits to management and non-management participants.

6.C Board Practices

Our board of directors currently consists of seven members, among whom, as determined by our board of directors, Mr. Tianruo Pu, Mr. Mingde Yu, Mr. Moujia Qi, and Mr. Peiguo Cong are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules as amended from time to time.

6.C.1 Audit Committee

Our audit committee of the board of directors, currently consisting of Mr. Tianruo Pu (Chair), Mr. Mingde Yu, and Mr. Moujia Qi, was established in October 2006. Since there are no specific requirements under Cayman Islands law on the composition of our audit committee, our practice was established by our board of directors by reference to similarly situated issuers. Our practice is in line with Rule 5605(c) of the NASDAQ Marketplace Rules that requires the audit committees of United States companies to have a minimum of three independent directors. All members of our audit committee satisfy the “independence” requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. Tianruo Pu qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors.

6.C.2 Compensation Committee

Our compensation committee of the board of directors, currently consisting of Mr. Mingde Yu (Chair), Mr. Tianruo Pu and Mr. Moujia Qi, was established in January 2009. All members of our compensation committee satisfy the “independence” requirements of the NASDAQ Marketplace Rules. The compensation committee is responsible for assisting the board of directors to oversee our compensation and benefits programs and determining the compensation of all company personnel.

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

Each of our independent directors has received an appointment letter from us, which contains customary terms and conditions, including, service compensation, confidentiality obligations, directorship termination, and indemnification. The appointment letters do not provide for any benefit upon termination of appointment.

In connection with the retirement of our directors and officers, we may enter into retirement agreements with any of them, with benefits in due recognition of the retiree’s contributions to the Company, our compensation practice, the pre-retirement level of compensation, and any post-retirement obligations and services to us.

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

Not more than 10,000,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional ordinary shares of the Company issued following the date of the adoption of the 2006 stock plan by the board of directors may be issued under this plan. The 2006 stock plan provides for the grant to our employees, directors, and consultants or any other participants that the board of directors shall decide in good faith. The board of directors has complete discretion to select the grantees and to establish the terms and conditions of the grants, subject to the provisions of the 2006 stock plan.

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

Equity Grants to Directors and Senior Officers

The following table summarizes, as of April 12, 2013, the latest practicable date, outstanding options, restricted stock and restricted share units (or RSUs) that we granted to several of our directors and executive officers under our stock plans:

Number of ADSs
to be issued upon
	exercise of options (or	Per ordinary
	upon settlement or	share
	vesting of restricted	exercise
	shares and RSUs)	price (US$)	Grant date	Date of Expiration
	33,350	0.779	March 20, 2009	April 1, 2014
Dr. Jing Lou	75,000**	n/a	November 9, 2009	n/a
	252,500***	n/a	April 8, 2010	n/a
	230,000***	n/a	March 11, 2011	n/a
	235,042***	n/a	December 21, 2011	n/a
	130,000****	n/a	May 10, 2012	n/a
	12,000	0.779	March 20, 2009	April 1, 2014
Bin Huang	2,500**	n/a	November 9, 2009	n/a
	10,000***	n/a	April 8, 2010	n/a
	10,000***	n/a	March 11, 2011	n/a
	10,000***	n/a	December 21, 2011	n/a
Bo Tan	15,364	0.779	March 20, 2009	April 1, 2014
	50,000**	n/a	November 9, 2009	n/a
	22,500***	n/a	April 8, 2010	n/a
	20,000***	n/a	March 11, 2011	n/a
	24,000***	n/a	December 21, 2011	n/a
	130,000****	n/a	May 10, 2012	n/a
Tianruo Pu	*	n/a		n/a
Mingde Yu	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Moujia Qi	*	n/a	January 8, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	June 9, 2010	n/a
Dongmei Su	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a
Ke Li	*	n/a	November 9, 2009	n/a
	*	n/a	April 8, 2010	n/a
	*	n/a	March 11, 2011	n/a

____________________________________________________________

*	Upon exercise, vesting or settlement of all equity grants exercisable or vesting within 60 days of April 12, 2013, such person would beneficially own less than 1% of our outstanding ordinary shares.
**

RSU grant: RSUs granted in 2009 have a four-year graded vesting period. The RSUs cannot be settled in cash and one RSU will be settled with one ADS upon vesting. There is no other transferability restriction to the RSUs except for the graded vesting schedule.

***	Restricted stock grant: All restricted stock granted in 2010 and 2011 vest at the end of a four-year vesting period.
****	Restricted stock grant: All restricted stock granted in 2012 vest at the end of a seven-year vesting period.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 12, 2013, by:

  each of our directors and executive officers;
  our directors and executive officers as a group; and
  each person known to us to beneficially own more than 5% or more of the total outstanding ordinary shares.
Directors and Executive Officers:	Number of ordinary shares beneficially owned	Percentage of total ordinary shares outstanding(1)(2)
Dr. Jing Lou	12,332,383(3)	7.5%
Tianruo (Robert) Pu	*	*
Mingde Yu	*	*
Moujia Qi	*	*
Bo Tan	2,068,248(4)	1.3%
Bin Huang	1,650,745(5)	1.0%
Dr. Dongmei Su	1,302,221(6)	0.8%
Ke Li	811,219(7)	0.5%
Peiguo Cong	*	*

All directors and executive officers as a group	30,374,412	18.4%

Principal Shareholders:

FMR LLC	17,614,919(8)	10.7%
Lan’s Holdings Limited	8,232,219(9)	5.0%
Samuel D. Isaly	14,695,100(10)	8.9%
Dan Lou	10,121,101(11)	6.1%

Notes:
*The person beneficially owns less than 0.1% of our total outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the ordinary shares.
(2)	There were 165,064,975 ordinary shares issued and outstanding as of April 12, 2013. In calculating the percentage of beneficial ownership for each listed person, (i) the options awarded by the Company (“Company Options”) and exercisable by such person, and (ii) the RSUs awarded to such person that are vested, or will vest, in each case of (i) to (ii) within 60 days of April 12, 2013, are treated as exercised, vested, or settled in ordinary shares, as the case may be.
(3)	Includes 12,332,383 ordinary shares, including ordinary shares as represented by the American Depository Shares, held indirectly by Jing Lou through an entity wholly owned by him, Achieve Well International Limited, as of April 12, 2013.
(4)	Includes (i) 2,068,248 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bo Tan through an entity wholly owned by him, Triple Talent Enterprises Ltd, as of April 12, 2013.
(5)	Includes (i) 1,566,745 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Bin Huang through a wholly owned entity, Known Virtue International Limited, as of April 12, 2013 and (ii) 84,000 ordinary shares subject to certain vested options exercisable by Bin Huang within 60 days of April 12, 2013.
(6)	Includes (i) 1,265,121 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dongmei Su through an entity wholly owned by her, Joint Palace Group Limited, as of April 12, 2013 and (ii) 37,100 ordinary shares subject to certain options exercisable by Dongmei Su within 60 days of April 12, 2013.
(7)	Includes (i) 753,119 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Ke Li through a wholly owned entity, Yorkwin Finance Limited, as of April 12, 2013 and (ii) 58,100 ordinary shares subject to certain vested options exercisable by Ke Li within 60 days of April 12, 2013

(8)	FMR LLC is a Delaware limited liability company. Its business address is at 82 Devonshire Street, Boston, Massachusetts 02109, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13G filed with the SEC on February 14, 2013. The calculation assumes there is no change in the number of shares this shareholder holds between December 31, 2012, which, to our knowledge, is the latest date for which such information is publicly reported by the shareholder, and April 12, 2013.
(9)	Lan’s Holdings Limited is a British Virgin Islands international business company owned by Mr. Xiaobing Liu (49%) and Ms. Ying Luan (51%), each of whom has both voting and investment power over the ordinary shares reported for this shareholder. Its business address is at Room 22B, No.969 Beijing Road West, Jianan District, Shanghai, PRC. All the information relating to this shareholder is based on a report on Schedule 13G filed with the SEC on February 12, 2010. The calculation assumes there is no change in the number of shares this shareholder holds between December 31, 2009, which, to our knowledge, is the latest date for which such information is publicly reported by the shareholder, and April 12, 2013.
(10)	Samuel D. Isaly, a U.S. citizen, is the control person with respect to OrbiMed Advisors LLC and OrbiMed Capital LLC, both investment advisors, which together hold a total of 14,618,100 ordinary shares on behalf of certain persons. His business address is at 601 Lexington Avenue, 54th Floor, New York, New York 10022, U.S.A. All the information relating to this shareholder is based on a report on Schedule 13D filed with the SEC on April 5, 2013, as subsequently amended.
(11)	Includes 10,121,101 ordinary shares, including ordinary shares represented by the American Depository Shares, held indirectly by Dan Lou through an entity wholly owned by him, Hero Grand Management Limited, as of April 12, 2013. Mr. Dan Lou is our former chairman of the board of directors of the Company and has been serving as an advisor to the Company since 2012. His business address is at our corporate address.

The persons listed above do not have different voting rights. We do not have information as to the portion of our securities held in the U.S. According to our ADR depositary, there are 10 registered holders of our ADS in the U.S. Other than the Going-private Transaction as described in Item 4.A.2, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in the Ownership of Major Shareholders:

Except as set forth below, we are not aware of any significant change in the percentage ownership of our outstanding ordinary shares held by any major shareholders during the past three years:

	Percentage Ownership (as of the date of the column)
Major Shareholders	12/31/2010	12/31/2011	4/12/2013
FMR LLC	11.9%	11.0%	10.7%**
Samuel D. Isaly	5.1%*	9.9%	8.9%**
Dan Lou	6.8%	6.4%	6.1%
Happyview Finance Ltd.	5.5%	4.5%	Not reported
Sectoral Asset Management Inc.	Not reported	6.4%	0.6%**

*	As of 3/31/2011.
**	The calculation assumes there is no change in the number of shares this shareholder holds between the last publicly reported information and April 12, 2013. The information relating to Sectoral Asset Management Inc. is based on a report on Schedule 13G filed with the SEC on February 14, 2013.

Information in the above table is derived from certain reports on Schedule 13G filed with the Securities and Exchange Commission. More information regarding any major shareholder may be found under this Item in our annual report on Form 20-F for any particular year at the end of which such shareholder's percentage ownership was 5% or more and in such reports on Schedule 13G as filed.

B. Related Party Transactions

Pursuant to the Article 121 of our Articles of Association, the audit committee of our board of directors conducts a review of all related party transactions on an ongoing basis and review and approve transactions with potential conflicts of interest. Set forth below is the description of certain related party transactions for the period from the beginning of 2012 up to February 28, 2013, the latest practicable date.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

Going-private Transaction

The Buyer Group in the Going-private Transaction, as described in Item 4.A.2, include the Rollover Shareholders, which consists of Dr. Jing Lou, our Chairman and CEO, Mr. Dan Lou, Dr. Lou’s father and our former chairman, Dr. Dongmei Su, a director and vice president of R&D of ours, Mr. Bin Huang, a director and vice president of ours, Mr. Bo Tan, our CFO, Mr. Ke Li, one of our vice presidents, and certain other management members. In this transaction, an independent committee of the board of directors, consisting of three independent directors unrelated to the Buyer Group or any of the management members of the Company, represented the Company and negotiated the terms of the transaction, and the committee was advised by its own financial and legal advisors. For more information, please see the Transaction Statement on Schedule 13E-3 filed with SEC, as amended, and other reports and documents furnished or filed with SEC in connection to this proposed transaction. For your information purpose, with respect to this transaction, a Schedule 13D was filed by certain Rollover Shareholders on February 19, 2013, as subsequently amended.

Transactions with Liaoning Sunshine

To enable us to maintain economic and voting control over Liaoning Sunshine, Shenyang Sunshine has entered into a series of contractual arrangements with Liaoning Sunshine and its 100% shareholder, Mr. Dan Lou, both of whom are related parties to us, as Mr. Dan Lou is the father of Dr. Jing Lou, our Chairman and CEO. As a result, Liaoning Sunshine has been included in our consolidated financial statements as a variable interest entity. These contractual arrangements include:

(1)	Business cooperation agreement (Exhibit 4.12; Exhibit 16)

Pursuant to the business cooperation agreement among Shenyang Sunshine, Liaoning Sunshine and us, Shenyang Sunshine provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s net profit before tax as service fees. Shenyang Sunshine may adjust the percentage of the service fee unilaterally. In addition, Liaoning Sunshine has agreed that, without the prior written consent of a majority of our independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity. This agreement has an initial term of 10 years, and, thereafter, renewable at Shenyang Sunshine’s option. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Liaoning Sunshine and Liaoning Sunshine may not revoke or terminate the agreement.

(2)	Equity interest acquisition agreement (Exhibit 4.13; Exhibits 17, 18 and 19)

Pursuant to the purchase agreement between Shenyang Sunshine and Mr. Dan Lou, as amended, Mr. Dan Lou granted Shenyang Sunshine an exclusive right to purchase, to the extent permissible under PRC law, his 100% equity interest in Liaoning Sunshine for a purchase price of RMB13.5 million, immediately after Shenyang Sunshine obtains the requisite PRC government approval for it to acquire Liaoning Sunshine. The full purchase price pursuant to the purchase agreement was prepaid by Shenyang Sunshine to Mr. Lou shortly after the signing of this agreement in December 2006. In addition, under this agreement, Shenyang Sunshine may appoint the president, chief financial officer and other senior management of Liaoning Sunshine; and may unilaterally change the service fee charged under the Business Cooperation agreement; and Shenyang Sunshine shall provide financial support to Liaoning Sunshine, including absorbing its operating losses, which financial support Shenyang Sunshine may not require Liaoning Sunshine to repay. This agreement remains in effect until all of the equity interest in Liaoning Sunshine is acquired by Shenyang Sunshine. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement. Liaoning Sunshine must receive Shenyang Sunshine’s approval for contracts over RMB100,000 except in the ordinary course of business.

(3)	Voting rights agreement (Exhibit 4.14; Exhibit 20)

Pursuant to the voting rights agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou irrevocably grants to Shenyang Sunshine a power of attorney and constitute Shenyang Sunshine as his legal representative with full authority: (1) to vote on all matters concerning Liaoning Sunshine; and (2) to exercise all shareholder rights, with respect to all the equity interests of Liaoning Sunshine owned by Mr. Dan Lou, with such grant to be in effect thenceforth for all the periods where Mr. Dan Lou is a shareholder of Liaoning Sunshine. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement.

(4)	Equity pledge agreement (Exhibit 4.15; Exhibit 21)

Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interests in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the purchase agreement and the voting rights agreement. Shenyang Sunshine is entitled to collect all dividends and other distributions if and when declared and paid by Liaoning Sunshine, during the term of this agreement. The equity pledge agreement remains in effect until Mr. Dan Lou fulfills all of his respective obligations under the equity interest acquisition agreement and the voting rights agreement. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement.

Sales from Shenyang Sunshine to Liaoning Sunshine were RMB0.4 million, RMB0.4 million and RMB0.5 million ($0.08 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Furthermore, Shenyang Sunshine lent Liaoning Sunshine RMB30,000,000 in 2009 to support its operations at an interest rate of 5.4%, with the full amount of the loan remaining outstanding as of February 28, 2013.

Transactions with Liaoning Sunshine Science and Technology Development Co. Limited

Liaoning Sunshine Science and Technology Development Co. Limited is a related party to us, as it is a wholly-owned subsidiary of Liaoning Sunshine. Further, Dr. Jing Lou, our Chairman and CEO, is the CEO and a director of LSSTD.

LSSTD is the principal vehicle in our collaboration with DaVita to provide kidney care services in two Chinese provinces, and Shenyang Sunshine may supply DaVita with anemia management drugs throughout China under a supply agreement, all as set forth in the Master Agreement (see Exhibit 4.10 attached hereto), to which both we and LSSTD are parties. Pursuant to the Master Agreement, in June 2012, LSSTD and DaVita entered into a Equity Joint Venture Contract to set up Davita-3SBio Healthcare Management (Liaoning) Co., Ltd., with LSSTD holding 30% of its equity, and DaVita 70%.

In connection with our dialysis service business and the construction of the dialysis consumables facilities in Benxi city, Liaoning province, China, Shenyang Sunshine lent a total of approximately RMB80 million to LSSTD (respectively, RMB20 million in April 2011, RMB20 million in February 2012, and RMB40 million in October 2012; with all at the then effective six-month loan rate as promulgated by People’s Bank of China). As of February 28, 2013, none of these loans have been repaid.

Transactions with Davita-3SBio Healthcare Management (Liaoning) Co., Ltd.

Davita-3SBio Healthcare Management (Liaoning) Co., Ltd. (“JV ManageCo”) is a related party to us, as LSSTD holds 30% equity of JV ManageCo. To support the working capital of JV ManageCo, pursuant to a loan agreement signed in August 2012, JV ManageCo had borrowed RMB1.23million from Shenyang Sunshine, all of which remained outstanding as of February 28, 2013. The loan bears an interest rate of 5.6% .

Transactions with APGC and Ascentage SH

APGC and Ascentage SH are related parties to us as we acquired and own a 40% equity interest in each of them pursuant to the agreements with them. Pursuant to the same agreements, we paid RMB17 million to fund the apoptosis related R&D program in 2010. Before entering into the agreements, APGC and Ascentage SH were not related to us.

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

Dividend Policy

Since the incorporation of our company in 2006, we have never declared or paid any cash dividends on our ordinary shares. However, if we declare dividends in the future, we may be subject to currency exchange and other restriction. See “3.D.3 — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our consolidated affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our ordinary shares would be declared by and subject to the discretion of our board of directors.

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

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market of the NASDAQ Stock Market LLC under the symbol “SSRX” since February 7, 2007. The outstanding ADSs are identified by the CUSIP number 88575Y105. Each of our ADSs represents seven ordinary shares.

The following table provides the highest and lowest closing prices for our ADSs on the NASDAQ Global Market for: (1) the full financial years ended December 31, 2008, 2009, 2010, 2011, and 2012; (2) each full fiscal quarter of the financial years ended December 31, 2011 and 2012, and the first quarter of 2013; and (3) each of the most recent six months.

	Closing Price
	Per ADS
	Highest	Lowest
	US$	US$
Annual
2008	14.63	4.97
2009	14.20	4.51
2010	16.25	10.01
2011	19.99	9.60
2012	15.03	9.47
Quarterly
First Quarter of 2011	17.29	14.78
Second Quarter of 2011	19.99	15.14
Third Quarter of 2011	18.69	11.93
Fourth Quarter of 2011	13.24	9.60
First Quarter of 2012	15.03	9.47
Second Quarter of 2012	14.56	11.89
Third Quarter of 2012	13.63	10.95
Fourth Quarter of 2012	14.02	12.91
First Quarter of 2013	15.24	12.94
Most recent six months
October 2012	14.02	13.16
November 2012	13.43	12.91
December 2012	13.88	13.26
January 2013	13.7	12.94
February 2013	14.9	13.66
March 2013	15.24	14.75

_________________________________
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

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, and does not deal with the tax consequences to investors who may be subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, regulated investment companies, real estate investment trusts, certain U.S. expatriates, and tax-exempt organizations (including private foundations), traders that elect to mark to market, persons liable for alternative minimum tax, governments or agencies or instrumentalities thereof, holders who are not U.S. Holders as defined below, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, retirement plans, individual retirement accounts, or other tax-deferred accounts, or U.S. Holders that have a functional currency other than the United States dollar).

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before share are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding share of another foreign corporation, we will be treated as if we held directly a proportionate share of the other corporation’s assets and received directly a proportionate share of the other corporation’s income. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated VIE entities will be treated as ownership of stock.

The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Based on our current income and assets, it is uncertain whether we will be classified as a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2013, a determination that can only be made after the close of the taxable year, or for any of our future taxable years. The overall level of our passive assets will be significantly affected by the amount and time-frame within which we deploy the cash raised in our initial public offering, other liquid assets that we presently hold, and the operation cash inflow.

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

Furthermore, because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and the determination will depend upon, in great measure, the timing of our capital expenditures and the value of our unbooked intangibles.

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

Distributions on ADSs or Ordinary shares

We do not currently intend to pay dividends in the foreseeable future. Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of any applicable income tax treaty with the United States, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met, and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed with the Nasdaq Stock Market LLC will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.

Dispositions of ADSs or Ordinary shares

Subject to the PFIC rules discussed below, upon the sale, exchange or other taxable disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s tax basis in an ADS or a ordinary share will be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If any PRC tax was to be imposed on any gain from the sale, exchange or other disposition of the ADSs or ordinary shares, a U.S. Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the lower applicable capital gains rate (as discussed above in “Distributions on ADSs or Ordinary shares”).

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the share are “regularly traded” on a “qualified exchange,” such as the NASDAQ Stock Market LLC. Stock is “regularly traded” for any calendar year if such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. While the company anticipates that the ADSs will qualify as being “regularly traded” on the NASDAQ Stock Market LLC, no assurances may be given that the ADSs will qualify as being regularly traded on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs as determined at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of your ADSs over the fair market value of such ADSs as determined at the end of the taxable year, but only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Your adjusted tax basis in your ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

Alternatively, if you make an election to treat the company as a “qualified electing fund” (“QEF Election”) you generally will not be subject to the special rules discussed above. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information and we currently do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual information report containing such information as the U.S. Treasury may require. You are urged to consult your own tax advisor regarding any reporting requirements related to PFIC status that may apply.

You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, if you are an individual, estate or trust whose income exceeds certain thresholds, you will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from, the sale or other taxable disposition of, your ordinary shares or ADSs, subject to certain limitations and exceptions.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and final regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Interest Rate Risk

Interest-earning instruments carry a degree of interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by cash invested in demand and time deposits from our initial public offering proceeds and cash inflow from our operations. We have not used any derivative financial instruments to manage our interest risk exposure. If market interest rates for such deposits decrease in the near future, such decrease may cause the amount of our interest income to fall. A hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2013 would result in a decrease of approximately RMB2.6 million in interest income on our balance of such demand and time deposits as of December 31, 2012. In comparison, a hypothetical 10% decrease in the annual average applicable interest rate in fiscal year 2012 would have resulted in a decrease of approximately RMB1.9 million in interest income on our balance of such demand and time deposits as of December 31, 2011.

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

To the extent that we need to convert the balance of U.S. dollars we hold into Renminbi for our operations, fluctuation in the exchange rate between the Renminbi and U.S. dollar would impact on the Renminbi amount we receive from the conversion. Our cash, cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars was US$21.1 million as of December 31, 2012, compared to US$24.5 million as of December 31, 2011. If we had converted such balance from US dollar to RMB at December 31, 2012, the converted amount would have been RMB131.5 million. If RMB were to appreciate by 5% against U.S. dollar over the December 31, 2012 exchange rate, the converted amount would be RMB124.9 million. Please also see “3.D.3 - Exchange rate volatility may adversely affect our competitive position, financial position, operations, or otherwise”.

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
Depositing or substituting underlying share

Issuances against or in respect to or pursuant to:
—Deposits of share
—Share distributions, rights and other distributions
—Stock dividend or split declared by us
—Merger, exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited share

$5.00 for each 100 ADSs (or portion thereof) issued or delivered
(The Depositary may sell, by public or private sale, sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.)

Withdrawing underlying share	—ADSs surrendered for withdrawal of deposited share or ADS cancelled or reduced for any other reason	$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered
Transferring, splitting or grouping receipts	—Transfers	$1.50 per ADR
General depositary services

— Services performed by the Depositary in administering the ADRs
— Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities (*which may include assets associated with such securities) or otherwise in connection with the Depositary's or its Custodian's compliance with applicable law, rule or regulation)

—Conversion of foreign currency into U.S. dollars
—Any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the share or other deposited securities.

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
— Other fees and expenses as incurred

—Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars are paid out of such foreign currency,
—any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the Custodian, or the agents of the Depositary’s agents in connection with the servicing of the share or other deposited securities, which charge shall be assessed against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions.

Receiving or distributing dividends	—Distribution of cash, share, rights, and other properties.
—$0.02 or less per ADS for distribution of cash or net proceeds of sale.
—Distribution of share and securities (treated as share), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of share, $5.00 for each 100 ADSs (or portion thereof).

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

Fees Payable by the Depositary to the Issuer

JPMorgan, as our depositary, has agreed to reimburse us for certain expenses related to our ADS program which we incur each year. For 2012, we received US$0.1 million in reimbursements from JPMorgan, primarily related to accountant fees and investor relations expenses.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Our board of directors has determined that Mr. Tianruo Pu qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Each of the members of our Audit Committee is an “independent director” as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Rule 5605 of the NASDAQ Stock Market Rules.

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

	Year ended December 31,
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	4,764	4,871	781

Tax Fees(2)	260	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for the integrated audit, including the financial audit and the audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

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
1.1

Amended and Restated Memorandum of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.1 from our F- 1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

1.2

Amended and Restated Articles of Association of 3SBio Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007, except that Article 61(2) shall now read:“At any general meeting of the Company, two or more Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative representing not less than one-third in nominal value of the total issued voting share in the Company throughout the meeting shall form a quorum for all purposes.” The amendment to Article 61(2) was approved at the 2010 Annual General Meeting by a special resolution on October 29, 2010.)

2.1

Form of Share Certificate of 3SBio Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

2.2

Form of Deposit Agreement, including Form of ADR, of 3SBio Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.1

2006 Stock Plan adopted by 3SBio Inc., dated as of September 5, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.2

First Amendment to 2006 Stock Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.3

2010 Equity Incentive Plan, effective April 8, 2010 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.4

Form Purchase Contract for FCS between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Weike Biochemical Reagent Co., Ltd. (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on April 21, 2009)

4.5

Form Purchase Agreement for BPT-6 culture medium between Shenyang Sunshine Pharmaceutical Company Limited and Invitrogen Trading (Shanghai) Company Limited (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 25, 2010)

4.6

Form of Distribution Agreement (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.7

Sanitary Piping System Contract between Shenyang Sunshine Pharmaceutical Company Limited and Shanghai Macroprocess Technology Co. Ltd., dated March30, 2009 (incorporated by reference to Exhibit 4.7 from Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on November 3, 2011)

4.8

Installation Contract for the Core Cleanroom Area of the New Plant between Shenyang Sunshine Pharmaceutical Company Limited, and Suntec Cleanroom & HVAC Engineering Co. Ltd. and Suntec (Suzhou) Cleanroom System Co. Ltd., dated July 3, 2009 (incorporated by reference to Exhibit 4.8 from Amendments No. 2 and No. 3 to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Commission on November 3, 2011 )

4.9

Partnership Agreement among Shenyang Sunshine Pharmaceutical Co., Limited, Taizhou Huan Sheng Investment Management Company Limited, and Taizhou Oriental CMC Limited, dated April 25, 2011 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F for the year ended December 31, 2011, filed with the Commission on April 30, 2012)

4.10

Master Agreement among DaVita Care PTE. LTD., DaVita China PTE. LTD., 3SBio, Inc., and Liaoning Sunshine Science and Technology Development Co. Limited, made as of February 21, 2012 (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F for the year ended December 31, 2011, filed with the Commission on April 30, 2012)

4.11

Agreement and Plan of Merger, dated as of February 8, 2013, among 3SBio Inc., Decade Sunshine Limited and Decade Sunshine Merger Sub (incorporated by reference to Exhibit 99.2 from a report on Form 6-K of the Company , filed with the Commission on February 8, 2013)

4.12

Business Cooperation Agreement among 3SBio Inc., Shenyang Sunshine Pharmaceutical Company Limited and Liaoning Sunshine Pharmaceutical Company Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.13

Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.14

Voting Rights Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.15

Pledge Agreement of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140099), as amended, initially filed with the Commission on January 19, 2007)

4.16*

Amendment to Business Cooperation Agreement among Shenyang Sunshine Pharmaceutical Company Limited, Liaoning Sunshine Bio-Pharmaceutical Company Limited,, and 3SBio Inc., dated as of December 31, 2012.

4.17*

Supplement No. 1 to Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou, effective as of January 1, 2009

4.18*

Supplement No. 2 to Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou, effective as of January 1, 2009

4.19*

Amendment to Purchase Agreement for the Acquisition of Equity Interest in Liaoning Sunshine Pharmaceutical Company Limited between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou, dated as of December 31, 2012

4.20*	Amendment to Voting Rights Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou, dated as of December 31, 2012
4.21*	Amendment to Equity Pledge Agreement between Shenyang Sunshine Pharmaceutical Company Limited and Dan Lou, dated as of December 31, 2012
4.22

Voting Agreement, dated as of February 8, 2013, by and among the Company, Decade Sunshine Limited and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by certain Rollover Shareholders with the SEC on February 19, 2013.

4.23

Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by certain Rollover Shareholders with the SEC on February 19, 2013.

4.24

Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by certain Rollover Shareholders with the SEC on February 19, 2013.

4.25

Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013, by and between the Company, Decade Sunshine Limited and Decade Sunshine Merger Sub, incorporated herein by reference to Exhibit (d)-(7) to the Schedule 13E3 Amendment No. 8 filed with the SEC on February 19, 2013

8.1*	List of Subsidiaries of 3SBio Inc.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 29, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

3SBio Inc.

By:	/s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title:	Chief Executive Officer

Date:	April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited the accompanying consolidated balance sheets of 3SBio Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3SBio Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 3SBio Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China
April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of 3SBio Inc.

We have audited 3SBio Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). 3SBio Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, 3SBio Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 3SBio Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 of 3SBio Inc. and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China

April 30, 2013

3SBio Inc.
Consolidated Balance Sheets
At December 31, 2011 and 2012
(RMB and US$ expressed in thousands, except share data)

		December 31,

	Note	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		245,813	450,557	72,319
Restricted cash		665	668	107
Time deposits with financial institutions		499,201	411,294	66,017
Accounts receivable, less allowance for doubtful accounts: December 31, 2011: RMB2,542; December 31,2012: RMB2,208 (US$355)	3	113,949	115,563	18,549
Notes receivable		47,243	59,017	9,473
Inventories	4	27,604	35,430	5,687
Prepaid expenses and other receivables	5	26,672	35,643	5,721
Available-for-sale securities	6	22,830	10,576	1,698
Due from related parties	21	6,000	1,263	203
Deferred tax assets	17(a)	2,750	3,276	526
Total current assets		992,727	1,123,287	180,300

Time deposits with financial institutions		20,000	30,000	4,815
Available-for-sale securities	6	10,848	11,232	1,803
Investment in non-consolidated affiliates	7	2,245	8,294	1,331
Property, plant and equipment, net	8	198,053	224,245	35,994
Prepaid land lease payment	9	17,448	16,898	2,712
Prepayment and non-current deposits	10	16,801	7,469	1,199
Intangible assets, net	11	49,615	45,914	7,370
Long-term receivables	19	3,111	2,355	378
Deferred tax assets	17(a)	262	335	54

Total assets		1,311,110	1,470,029	235,956

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIE without recourse to 3SBio Inc. of RMB2,457 and RMB5,800 (US$931) as of December 31, 2011 and 2012, respectively. Note 1):

Accounts payable		6,218	3,765	604
Deferred income	12	374	1,981	318
Accrued expenses and other payables	13	48,389	69,331	11,128
Income tax payable		8,894	3,725	598

Total current liabilities		63,875	78,802	12,648

Deferred income	12	2,029	12,604	2,023

Total liabilities		65,904	91,406	14,671
Commitments and contingencies	22

Shareholders’ equity
Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 154,473,159 and 155,635,016 issued and outstanding as of December 31, 2011 and 2012 respectively	14	124	125	20
Additional paid-in capital		973,218	997,088	160,044
Accumulated other comprehensive loss	23	(126,290)	(119,319)	(19,152)
Retained earnings		387,317	489,671	78,598
Total shareholders’ equity attributable to 3SBio Inc.		1,234,369	1,367,565	219,510

Non-controlling interest		10,837	11,058	1,775
Total shareholders’ equity		1,245,206	1,378,623	221,285

Total liabilities and shareholders’ equity		1,311,110	1,470,029	235,956

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Income
For the years ended December 31, 2010, 2011 and 2012
(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Net revenue	15	418,628	541,614	669,948	107,534
Cost of revenue		(41,650)	(58,073)	(70,504)	(11,317)
Gross profit		376,978	483,541	599,444	96,217

Operating expenses

Research and development costs		(39,409)	(41,805)	(71,228)	(11,433)
Sales, marketing and distribution expenses		(194,877)	(254,767)	(318,223)	(51,078)
General and administrative expenses		(55,850)	(66,908)	(82,070)	(13,173)
Grant income	12	1,256	1,585	898	144
Income from operations		88,098	121,646	128,821	20,677

Interest income		12,950	18,499	25,708	4,126
Impairment loss on available-for-sale securities	6(a)	-	(1,334)	(20,427)	(3,279)
Share of gain/(loss) in non-consolidated affiliates	7	704	(1,590)	(655)	(105)
Other income/(loss), net	20	1,306	(851)	(994)	(160)
Total other income, net		14,960	14,724	3,632	582

Income before income tax expense		103,058	136,370	132,453	21,259
Income tax expense	17(a)	(21,772)	(28,210)	(29,878)	(4,796)

Net income		81,286	108,160	102,575	16,463

Less: net profit/(loss) attributable to non- controlling interest, net of tax		-	(413)	221	35

Net income attributable to 3SBio Inc.		81,286	108,573	102,354	16,428

Net income attributable to 3SBio Inc. per share:
- Basic		0.54	0.71	0.66	0.11
- Diluted		0.53	0.69	0.64	0.10

Weighted average shares:
- Basic		151,241,036	153,310,128	154,726,537	154,726,537
- Diluted		154,131,768	157,148,685	158,971,682	158,971,682

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2010, 2011 and 2012
(RMB and US$ expressed in thousands, except share data)

		Year ended December 31,

	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Net income		81,286	108,160	102,575	16,463
Other comprehensive income/(loss), net of tax:
Net unrealized gain/(loss) in available-for- sale securities, net of nil tax	23	21,335	(26,545)	8,945	1,436
Foreign currency translation adjustments, net of nil tax	23	(10,258)	(10,214)	(1,974)	(317)
		11,077	(36,759)	6,971	1,119
Comprehensive income		92,363	71,401	109,546	17,582

Less: comprehensive profit/(loss) attributable to non-controlling interest		-	(413)	221	35
Comprehensive income attributable to 3SBio Inc.		92,363	71,814	109,325	17,547

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2010, 2011 and 2012
(RMB and US$ expressed in thousands, except share data)

					Accumulated
		Share capital		Additional	other	Retained	Non-	Total share-
				paid-in capital	comprehensive	earnings	controlling	holders’
	Note	No. of shares	Amount		loss		interest	equity
			RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2010		150,641,461	121	915,267	(100,608)	197,458	-	1,012,238
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,103,499	1	22,538	-	-	-	22,539
-Share options granted to executives and employees	18(b)	-	-	2,149	-	-	-	2,149
-Shares issued pursuant to exercise of vested options	18(b)	909,188	1	6,763	-	-	-	6,764
Net income		-	-	-	-	81,286	-	81,286
Net unrealized gain on available-for-sale securities, net of nil tax	6(a)	-	-	-	21,335	-	-	21,335
Foreign currency translation adjustments, net of nil tax		-	-	-	(10,258)	-	-	(10,258)
Balance as of December 31, 2010		152,654,148	123	946,717	(89,531)	278,744	-	1,136,053
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,062,220	1	21,128	-	-	-	21,129
-Share options granted to executives and employees	18(b)	-	-	660	-	-	-	660
-Shares issued pursuant to exercise of vested options	18(b)	756,791	-	4,713	-	-	-	4,713
Capital injection from non-controlling interest shareholder		-	-	-	-	-	11,250	11,250
Net income attributable to 3SBio Inc.		-	-	-	-	108,573	-	108,573
Net income attributable to non-controlling interest		-	-	-	-	-	(413)	(413)
Net unrealized loss on available-for-sale securities, net of nil tax	6(a)	-	-	-	(26,545)	-	-	(26,545)
Foreign currency translation adjustments, net of nil tax		-	-	-	(10,214)	-	-	(10,214)
Balance as of December 31, 2011		154,473,159	124	973,218	(126,290)	387,317	10,837	1,245,206
Share-based compensation, net of nil tax
-Shares issued upon vesting of shares/RSUs granted to independent directors and executives	18(a)	1,062,849	1	23,231	-	-	-	23,232
-Share options granted to executives and employees		-	-	153	-	-	-	153
-Shares issued pursuant to exercise of vested options	18(b)	99,008	-	486	-	-	-	486
Net income attributable to 3SBio Inc.		-	-	-	-	102,354	-	102,354
Net income attributable to non-controlling interest		-	-	-	-	-	221	221
Net unrealized gain on available-for-sale securities, net of nil tax	6(a)	-	-	-	8,945	-	-	8,945
Foreign currency translation adjustments, net of nil tax		-	-	-	(1,974)	-	-	(1,974)
Balance as of December 31, 2012		155,635,016	125	997,088	(119,319)	489,671	11,058	1,378,623
Balance as of December 31, 2012 (US$)			20	160,044	(19,152)	78,598	1,775	221,285

The accompanying notes are an integral part of these consolidated financial statements.

3SBio Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(RMB and US$ expressed in thousands)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		81,286	108,573	102,354	16,428
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposal of property, plant and equipment	20	(371)	2,226	268	43
Loss on deconsolidation of subsidiaries	20	-	-	7,645	1,228
Allowance for doubtful accounts		624	71	103	17
Depreciation of property, plant and equipment	8	13,906	20,002	24,026	3,856
Amortization of prepaid land lease payment	9	353	369	550	88
Amortization of intangible assets	11	1,103	2,781	3,791	608
Amortization of deferred income	12	(374)	(1,374)	(1,312)	(211)
Amortization of deferred expenses		-	16	350	56
Share-based compensation expenses	18(c)	24,498	21,193	22,844	3,667
Non-controlling interest		-	(413)	221	35
Impairment of available-for-sale securities	6(a)	-	1,334	20,427	3,279
Foreign currency exchange (gain)/loss, net		249	(176)	(179)	(29)
Deferred income tax expense/(benefit)	17(a)	1,075	(441)	(599)	(96)
Share of (gain)/loss in non-consolidated affiliates	7	(704)	1,590	655	105
Changes in operating assets and liabilities:
Accounts receivable		(23,605)	(35,560)	(1,280)	(205)
Notes receivable		(24,381)	8,403	(11,774)	(1,890)
Inventories		(6,312)	(5,609)	(7,701)	(1,236)
Prepaid expenses and other receivables		(17,265)	(5,529)	(1,231)	(197)
Accounts payable		2,294	1,188	(2,453)	(394)
Accrued expenses and other payables		4,026	12,072	20,180	3,239
Income tax payable		72	6,908	(5,169)	(830)
Long-term receivables		659	(513)	756	121
Deferred income		1,000	-	13,494	2,166
Net cash provided by operating activities		58,133	137,111	185,966	29,848
Cash flow from investing activities
Purchase of property, plant and equipment		(40,821)	(34,883)	(46,102)	(7,400)
Proceeds from disposal of property, plant and equipment		-	14	425	69
Purchase of available-for-sale securities		(31,951)	-	-	-
Issuance of short-term loan		(26,400)	(2,000)	(1,263)	(203)
Repayment of short-term loan		-	26,400	2,000	321
Purchase of intangible assets		(41,277)	(8,097)	(8,357)	(1,341)
Prepaid land lease payment	9	-	(9,826)	-	-
Purchase of time deposits		(463,405)	(399,201)	(421,294)	(67,622)
Proceeds from maturity of time deposits		433,451	378,405	499,201	80,127
Restricted cash for investment in a subsidiary		(1,000)	-	-	-
Release of restricted cash for investment in subsidiary		9,300	1,000	-	-
Investment in non-consolidated affiliates		(3,131)	-	(4,911)	(788)
Prepayment for investment		-	(4,134)	-	-
Net cash (used in) provided by investing activities		(165,234)	(52,322)	19,699	3,163
Cash flow from financing activities
Gross proceeds from exercise of stock options		6,763	4,713	486	78
Proceeds from investment by non-controlling interest		-	11,250	-	-
Net cash provided by financing activities		6, 763	15,963	486	78
Effect of foreign currency exchange rate change on cash		(9,179)	(8,189)	(1,407)	(226)
Net (decrease)/ increase in cash and cash equivalents		(109,517)	92,563	204,744	32,863
Cash and cash equivalents, at beginning of year		262,767	153,250	245,813	39,456
Cash and cash equivalents, at end of year		153,250	245,813	450,557	72,319
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes paid		(20,279)	(21,264)	(35,645)	(5,721)
Non-cash transactions:
Acquisition of property, plant and equipment included in accrued expenses and other payables		(6,923)	(3,680)	(4,442)	(713)

The accompanying notes are an integral part of these consolidated financial statements

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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
  TPIAO, a recombinant human thrombopoietin indicated for the treatment of chemotherapy-induced thrombocytopenia;
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

On February 7, 2007, the Company’s shares were listed on the Nasdaq Global Market following the completion of its initial public offering (“IPO”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries and variable interest entity (“VIE”).

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
For the years ended December 31, 2010, 2011 and 2012

Shenyang Sunshine was established in the PRC in January 1993 as a Sino-foreign joint stock limited company. In connection with the Reorganization, Shenyang Sunshine became a wholly foreign-owned enterprise in the PRC.

Prior to the Reorganization, Shenyang Sunshine consolidated Liaoning Bio-Pharmaceutical Company Limited (“Liaoning Sunshine”) as it held a 90% controlling interest in Liaoning Sunshine. Liaoning Sunshine is primarily engaged in the distribution of the Group’s in-licensed products, currently comprising Iron.

In connection with the Reorganization and for purposes of compliance with certain PRC rules and regulations related to the distribution of pharmaceutical products, Shenyang Sunshine transferred its 90% equity interest in Liaoning Sunshine to Mr. Dan Lou, a director of the Company, in November 2006. In January 2007, Shenyang Sunshine entered into a series of contractual arrangements (“Contractual Agreements”) with Liaoning Sunshine and its shareholder including a business cooperation agreement, equity interest acquisition agreement, voting rights agreement and equity pledge agreement. The principal terms of the Contractual Agreements entered into between Shenyang Sunshine, Liaoning Sunshine (the “VIE”) and its shareholder are further described below:

Business cooperation agreement

Under the business cooperation agreement between Shenyang Sunshine and Liaoning Sunshine, as amended in December 2012, Shenyang Sunshine, as an exclusive service provider, provides technology support services and market development and consulting services to Liaoning Sunshine, and, as consideration, receives 70% of Liaoning Sunshine’s net profit before tax as service fees. Shenyang Sunshine may adjust the percentage of the service fee at its sole discretion unilaterally. In addition, Liaoning Sunshine has agreed that, without the prior written consent of a majority of the Company’s independent directors, it will not increase or decrease its registered capital, declare dividends or make similar payments, make any investment, incur any indebtedness, mortgage or dispose of its material assets, or consolidate or merge with any other entity. This agreement has an initial term of 10 years, and, thereafter, renewable at Shenyang Sunshine’s option. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Liaoning Sunshine and Liaoning Sunshine may not revoke or terminate the agreement.

Equity interest acquisition agreement

Shenyang Sunshine and Mr. Dan Lou entered into a purchase agreement for the acquisition of equity interest in Liaoning Sunshine in December 2006, as supplemented in January 2009 and amended in December 2012 respectively. Pursuant to this agreement, Mr. Dan Lou granted Shenyang Sunshine an irrevocable and exclusive right to purchase, to the extent permissible under PRC law, the equity interest in Liaoning Sunshine for a purchase price of RMB13.5 million, immediately after Shenyang Sunshine obtains the requisite PRC government approval(s). The purchase price of RMB13.5 million was prepaid by Shenyang Sunshine to Mr. Dan Lou shortly after the signing of this agreement in December 2006. In addition, under this agreement, Shenyang Sunshine may appoint the president, chief financial officer and other senior management of Liaoning Sunshine; and may unilaterally adjust the service fees charged under the business cooperation agreement. Shenyang Sunshine commits to provide financial support to Liaoning Sunshine including but not limit to absorbing its operating losses, which financial support Shenyang Sunshine may not require Liaoning Sunshine to repay. This agreement remains in effect until all of the equity interest in Liaoning Sunshine is acquired by Shenyang Sunshine. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement. Liaoning Sunshine must obtain Shenyang Sunshine’s approval prior to executing any contracts over RMB100,000 except in the ordinary course of business.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Voting rights agreement

Shenyang Sunshine and Mr. Dan Lou entered into a voting rights agreement in December 2006, which was amended in December 2012. Pursuant to this agreement, Mr. Dan Lou grants to Shenyang Sunshine a power of attorney that appoints Shenyang Sunshine as his legal representative with full authority to vote on all matters concerning Liaoning Sunshine; and to exercise all shareholder rights, with respect to all the equity interests of Liaoning Sunshine owned by him, with such grant to be in effect henceforth for all the periods where Mr. Dan Lou is a shareholder of Liaoning Sunshine. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement.

Equity pledge agreement

Shenyang Sunshine and Mr. Dan Lou entered into an equity pledge agreement in January 2007, which was amended in December 2012. Pursuant to the equity pledge agreement between Shenyang Sunshine and Mr. Dan Lou, Mr. Dan Lou pledged all of his equity interest in Liaoning Sunshine to Shenyang Sunshine to guarantee his obligations under the equity interest acquisition agreement and the voting rights agreement. Shenyang Sunshine is entitled to collect all dividends and other distributions if and when declared and paid by Liaoning Sunshine, during the term of this agreement. The equity pledge agreement remains in effect until Mr. Dan Lou fulfills all of his respective obligations under the equity interest acquisition agreement and the voting rights agreement. Shenyang Sunshine may unilaterally revoke or terminate the agreement with prior notice to but not consent of Mr. Dan Lou and Mr. Dan Lou may not revoke or terminate the agreement.

As a result of these Contractual Agreements, the Company consolidates Liaoning Sunshine in accordance with Securities and Exchange Commission (“SEC”) Rule SX-3A-02 and Accounting Standards Codification (“ASC”) subtopic 810-10 Consolidation: Overall, because Shenyang Sunshine (the “Primary Beneficiary”) has the power to direct the activities that most significantly impact the economic performance of Liaoning Sunshine and is obligated to absorb substantially all of the expected losses of the VIE.

However, uncertainties in the PRC legal system could cause the Group’s current ownership structure to be found in violation of future PRC laws or regulations and could limit the Company’s ability, through Shenyang Sunshine, the Primary Beneficiary, to enforce its rights under these Contractual Agreements. Furthermore, the shareholder of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements. In such case, the Company may not be able to operate or control the VIE, or do so to the extent the business requires, which may result in deconsolidation of the VIE and its subsidiary.

The following table sets forth the assets and liabilities of the VIE and its subsidiary included in the Company’s consolidated balance sheets:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000
Current assets	21,465	56,551	9,077
Non-current assets	25,364	42,799	6,870
Total assets	46,829	99,350	15,947

Current liabilities	2,457	5,800	931
Total liabilities	2,457	5,800	931

The financial performance and cash flows of the VIE and its subsidiary is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Net revenues	23,169	31,374	42,714	6,856

Net income /(loss)	(1,864)	2,344	(6,608)	(1,061)
Net cash used in operating activities	(5,409)	(3,540)	(6,181)	(992)
Net cash provided by/(used in) investing activities	5,424	(16,424)	(53,811)	(8,637)
Net cash provided by financing activities	-	-	-	-

As of December 31, 2012, there was no pledge or collateralization of the VIE’s assets and the Primary Beneficiary has not provided any financial support that it was not previously contractually required to. Creditors of the VIE and its subsidiary have no recourse to the general credit of Shenyang Sunshine or the Company. The amount of the net assets of the VIE, which are restricted under PRC laws and regulations, was RMB93,550,000 (US$15,020,000) as of December 31, 2012.

China Sansheng Medical Limited (“HK Sunshine”) was established in Hong Kong in November 2009. HK Sunshine was established as a wholly-owned subsidiary of Collected Mind and engages in merger and acquisition efforts, as well as import and export transactions. As of December 31, 2012, HK Sunshine has not had any significant business activities.

Liaoning Sunshine Technology & Development Co., Ltd. (“Sunshine Tech”) was established as a wholly-owned subsidiary of Liaoning Sunshine in December 2009 and engages in medical technology development, transfer of technology and technical consulting activities.

Pursuant to the strategic alliance entered between the Group and Ascentage Pharma Group Corporation, Ltd. (“APGC”) in February 2010, the Group acquired a 40% equity interest in both APGC and Ascentage Shanghai Pharmaceutical Co., Ltd. (“Ascentage SH”, a PRC domestic company under common control with APGC), in December 2010 and June 2010, respectively. APGC and Ascentage SH engage in research and development (“R&D”) activities and hold and maintain certain pharmaceutical products intellectual property (“IP”) rights. Refer to Note 7 and Note 16(b) for details of this arrangement.

On November 4, 2010, the Group entered into an assets acquisition agreement with EnzymeRX LLC (“EnzymeRX”) to purchase certain R&D related assets. Related to the assets acquisition arrangement, the Group formed 3SBio, LLC, a limited liability company in Delaware, USA, on November 30, 2010. Two LLC series under 3SBio, LLC, 3SBio IP Assets Series (“IP Series”) and 3SBio US Assets Series (“Assets Series”), were established to hold the assets acquired from EnzymeRX. Each assets series is a segregated assets series with liabilities insulation between the distinct series, as provided under the Delaware Limited Liability Company Act. The members of IP Series and Assets Series are Shenyang Sunshine and the Company, respectively. IP Series was dissolved in July 2012. As of December 31, 2012, Assets Series has not been involved in any business activities.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

In December 2010, Jiangsu Sunshine Pharmaceutical Technology Company Limited (“Jiangsu Sunshine”) was established as a wholly-owned subsidiary of the Company in the PRC, with paid-in capital of RMB30,000,000. Jiangsu Sunshine is engaged in seeking medical technology development and other R&D opportunities in the southern part of the PRC. As of December 31, 2012, Jiangsu Sunshine has not had any significant business activities.

In December 2010, Taizhou Huan Sheng Investment Management Company Limited (“Taizhou Huan Sheng”) was established as a wholly-owned subsidiary of the Company in the PRC, with paid-in capital of RMB1,000,000. Taizhou Huan Sheng was established to cooperate with other investors to invest in local R&D projects.

In May 2011, Taizhou Huan Sheng Healthcare Industry Investment Center, LLP (“3SBio Ventures”) was established in the PRC with a total investment amount of RMB250,000,000. Shenyang Sunshine and Taizhou China Medicine City Company (“CMC”) own 80% and 20% limited partner interest in 3SBio Ventures, respectively. As of December 31, 2012, an investment of RMB56,300,000 (US$9,037,000) has been made by the two parties, of which RMB45,040,000 (US$7,229,600) was made by Shenyang Sunshine. The investment partnership is managed by Taizhou Huan Sheng, the general partner of 3SBio Ventures. 3SBio Ventures is engaged in seeking investments in the life sciences sector that support the Group’s strategic development. 3SBio Ventures will have an investment horizon of eight years with an option to extend. As of December 31, 2012, 3SBio Ventures has not had any significant business activities.

In February 2012, the Company entered into a collaboration agreement with DaVita Inc. (NYSE: DVA, "DaVita"), a leading provider of kidney care services for those diagnosed with chronic kidney disease, to provide kidney care services in Jilin and Liaoning, two provinces in north eastern China. The total committed investment to be made is US$20,000,000 with DaVita and the Company contributing 70% and 30%, respectively. In June 2012, Sunshine Tech formed a joint venture, Davita-3SBio Healthcare Management (Liaoning) Co., Ltd. (“JV ManageCo”) in Benxi with DaVita China PTE. LTD (“DaVita China”), a corporation organized under the laws of the Republic of Singapore, a wholly-owned subsidiary of DaVita, to provide dialysis services in Jilin and Liaoning province. DaVita China and Sunshine Tech hold 70% and 30% equity interest in the joint venture, respectively. As of December 31, 2012, an investment of RMB11.2 million (US$1.8 million) has been made by the two parties, of which RMB3.4 million (US$0.5 million) was made by Sunshine Tech. Pursuant to the collaboration agreement, in August 2012, the Group transferred the control of the clinical centers, each a separate PRC legal entity, owned by Sunshine Tech (collectively “Clinical Centers”), to JV ManageCo and as a result, the Group deconsolidated the assets and liabilities of the Clinical Centers. Refer to note 16(d).

Basis of presentation

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2. Summary of significant accounting policies and practices

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, the VIE and its subsidiary. All significant intercompany balances and transactions between the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

Currency translation for financial statement presentation

Solely for the convenience of the readers, certain 2012 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2301, being the noon buying rate for U.S. dollars in effect on December 31, 2012 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2012, or on any other date.

Foreign currency transactions

The reporting currency of the Group is Renminbi (“RMB”).The functional currency of the Company’s PRC-based subsidiaries and consolidated VIE is RMB, whereas the functional currency of the Company and its non-PRC-based subsidiaries is the U.S. dollar (“US$”).

Transactions of the PRC-based subsidiaries and VIE denominated in currencies other than RMB are re-measured into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in “other income, net” in the consolidated statements of income.

Assets and liabilities of the Company and non-PRC-based subsidiaries are translated into RMB using the exchange rate on the balance sheet dates. Income and expenses are translated at average exchange rates prevailing during the year. The gains and losses resulting from translation of financial statements of the Company and the Company’s non-PRC-based subsidiaries are recorded as foreign currency translation adjustments, a separate component of accumulated other comprehensive loss within shareholders’ equity.

Comparative figures

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual financial results could differ significantly from those estimates. On an ongoing basis, management reviews its estimates and assumptions including, but not limited to, those related to the recoverability of the carrying amount and estimated useful lives of long-lived assets; valuation and other-than-temporary impairment of investments; realizability of inventories; allowance for doubtful accounts receivables; provision for sales rebates; valuation allowance for deferred tax assets; and share-based compensation. Changes in facts and circumstances may result in revised estimates.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Concentrations of risks

Concentration of credit risk

Cash and cash equivalents, restricted cash, time deposits, accounts receivable and notes receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, restricted cash and time deposits are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located primarily in the PRC. The Company maintains an allowance for doubtful accounts based upon historical experience and the age of receivables, as well as taking into consideration economic and regulatory conditions. Determining appropriate allowances for these losses is an inherently uncertain process, and ultimate losses may vary from the current estimates, resulting in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, the Company generally does not require collateral on these balances. The allowance for doubtful accounts was RMB2,542,000 and RMB2,208,000 (US$355,000) as of December 31, 2011 and 2012, respectively.

As of December 31, 2012 and 2011, no single customer accounted for more than 10% of outstanding net accounts receivable.

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

Business and economic risks

The Company participates in a fast-growing and highly competitive industry. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: government regulations and policies; product pricing pressures; government sponsored insurance programs and government medical procurement; competition; demand for our major products; marketing and distribution network; product development; operation enhancement; and outside collaboration. There are other risks and uncertainties that could materiality affect the Company.

Sales to the Company’s top five distributors accounted for 30% to 40% of total net revenue for the years ended December 31, 2010, 2011 and 2012. The following is sales to a customer that individually comprised 10% or more of net revenues:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

	Year ended December 31,
	2010		2011		2012		2012
	RMB’000%		RMB’000%		RMB’000%		US$’000
Beijing Tianxingpuxin Bio-Medical Co., Ltd.	46,762	11%	57,382	11%	67,886	10%	10,896

Purchases from the Company’s top five suppliers accounted for 30% to 40% of total inventories purchased for the years ended December 31, 2010, 2011 and 2012. The following are inventory purchases from suppliers that individually comprised 10% or more of total inventories purchased in any of the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010		2011		2012		2012
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Chengdu Tiantaishan Pharmaceutial Co., Ltd.	1,622	7%	3,553	11%	3,984	10%	639	10%
Nanjing Lifenergy R&D Co., Ltd.	2,426	10%	2,156	6%	1,686	4%	271	4%

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Foreign currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits and accounts receivable denominated in US$, Australian Dollar (AUD) and Hong Kong Dollar (HKD). The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the US$ against RMB was approximately 1.0% in 2012. Any significant revaluation of RMB may materially and adversely affect the cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the American Depository Shares ("ADSs") in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

Fair value measurements of financial instruments

The carrying amounts of the Group’s cash and cash equivalents, restricted cash, time deposits, accounts receivable, notes receivable and accounts payable approximate their fair value as of the balance sheet dates because of their short maturity. Fair values for investment securities that are classified as available-for-sale securities are determined by using quoted market prices and valuation methodologies, primarily discounted cash flow analysis.

Cash and cash equivalents, time deposits and restricted cash

Cash and cash equivalents consist of cash on hand, interest-bearing deposits placed with banks and short-term, highly liquid investments with original maturities of three months or less. Interest-bearing time deposits with financial institutions with original maturities in excess of three months are excluded from cash and cash equivalents and classified as time deposits. Time deposits with remaining maturities longer than one year are classified as non-current assets. The interest rates of the time deposits ranged from 0.77% to 5.1% per annum with a weighted-average original maturity of 1.2 years.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Restricted cash as of December 31, 2012 comprises RMB668,000 (US$107,000) housing maintenance enhancement fund. The maintenance enhancement fund can only be used upon employees’ application and the related government authority’s approval.

As of December 31, 2011 and 2012, the amount of cash and cash equivalents, restricted cash and time deposits with original maturities over three months held in financial institutions by geographic location is as follows:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

- the PRC	675,083	833,265	133,748
- Hong Kong	90,596	59,254	9,510

	765,679	892,519	143,258

As of December 31, 2011 and 2012, the Group’s cash and cash equivalents, restricted cash and time deposits with original maturities over three months denominated in U.S. dollars, Renminbi and other foreign currencies are as follows:

	December 31,
	2011	2012
	’000	’000
U.S. dollars	24,516	21,127
Renminbi	598,810	752,277
HKD	7,752	2,416
AUD	974	1,027

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

No notes receivable provision is considered necessary as the notes are issued by reputable commercial banks in the PRC, where risk of non-payment by customers rests with the banks.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work-in-progress and finished goods comprise of direct materials, direct production cost and an allocated proportion of production overheads based on normal operating capacity. Adjustments are made to write down excess or obsolete inventories to their estimated realizable values.

Available-for-sale securities

Available-for-sale securities consist of debt and equity marketable securities and a convertible promissory note. Available-for-sale securities considered available for use in current operations are classified as current assets.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, if any, are reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale or disposal of available-for-sale securities are determined on a specific-identification basis.

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

Investments in non-consolidated affiliates

Pursuant to ASC 323-10: Investments – Equity Method and Joint Ventures – Overall, investments in companies in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Significant influence is generally presumed to exist when the Group owns between 20% and 50% of the investee.

Under the equity method of accounting, only the Group’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheets. The Group initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss in the consolidated statements of income after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in the equity method investment on the consolidated balance sheets.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Impairment of investments in non-consolidated affiliates

For investments accounted for using the equity method of accounting, the Group determines impairment by assessing whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. This evaluation is dependent on the specific facts and circumstances. The Group evaluates information such as the investee’s budgets, business plans and financial statements in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the Group’s investment. This list is not all-inclusive and the Group weighs all known quantitative and qualitative factors.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation on property, plant and equipment is calculated based on the straight-line method, after taking into account their respective estimated residual values, over the estimated useful lives of the assets as follows:

Buildings	10 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	4 - 5 years
Furniture and fixtures	3 - 10 years
Computer equipment	3 years

The Company constructs certain of its fixed assets. All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as construction-in-progress. No depreciation is provided in respect of construction-in-progress. Construction in progress is transferred to specific fixed asset items and depreciation of these assets commences when they are ready for their intended use.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues when inventory is sold.

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of income as other income/(loss).

Intangible assets

Intangible assets mainly include an exclusive distribution right of Iron in the PRC, a patent acquired from an unrelated third party, as well as acquired Pegsiticase related global IP rights and related in-progress R&D (“IPR&D”), which were determined to have alternative future use. Intangible assets other than IPR&D held by the Group have finite lives, are amortized over their estimated useful lives, ranging from 3.7 to 20 years (weighted average life of 7.8 years) and are carried at cost less accumulated amortization with no residual value. Amortization expense is recognized based on the straight-line method over the estimated useful lives. IPR&D is identified as having an indefinite useful life, which is not subject to amortization.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

Prepaid land lease payment

Prepaid land lease payment represents the cost of land use rights in the PRC. Land lease payment is carried at cost and recognized as expense on a straight-line basis over the respective periods of the rights of 30 to 50 years.

The current portion of prepaid land lease payment represents the amount expected to be recognized as expense within one year from the balance sheet date, which has been included in “Prepaid expenses and other receivables” in the consolidated balance sheets.

Revenue recognition

Sales of pharmaceutical products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. In accordance with ASC 605-10: Revenue recognition – Overall, the Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and handling costs paid by the Group and recovered from customers are included in revenue and sales, marketing and distribution expenses.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of goods. Revenue is stated net of VAT. VAT collected from customers is offset with VAT paid by the Group for purchases, with the net amount recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Government grants

Government grants received from PRC government agencies are recognized as deferred grant income and recognized in the consolidated statements of income as and when they are incurred for the specific research and development projects or general operation purpose for which these grants are received.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

Pursuant to the relevant PRC regulations, the Company’s consolidated PRC subsidiaries and VIE are required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB3,367,000, RMB5,046,000 and RMB6,228,000 (US$1,000,000) for the years ended December 31, 2010, 2011 and 2012, respectively, was charged to expense in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

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

The Group applies ASC 740-10: Income Taxes: Overall (“ASC 740-10”) to account for uncertainty in income taxes. ASC 740-10 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is not more likely than not to be sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized on a cumulative probability basis. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. As of and for the years ended December 31, 2010, 2011 and 2012, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in sales, marketing and distribution expenses were RMB1,204,000, RMB858,000 and RMB2,549,000 (US$409,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

The following table sets forth the computation of basic and diluted net income attributable to 3SBio Inc. per share:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Numerator for basic and diluted net income attributable to 3SBio Inc. per share:
- Net income attributable to 3SBio Inc.	81,286	108,573	102,354	16,428
Denominator:
- Basic weighted average shares	151,241,036	153,310,128	154,726,537	154,726,537
- Effect of dilutive potential ordinary shares
RSUs	1,183,002	1,487,696	1,018,648	1,018,648
Nonvested shares	543,719	1,448,590	2,669,445	2,669,445
Options	1,164,011	902,271	557,052	557,052

	2,890,732	3,838,557	4,245,145	4,245,145
Diluted weighted average shares	154,131,768	157,148,685	158,971,682	158,971,682
Basic net income attributable to 3SBio Inc. per share	0.54	0.71	0.66	0.11

Diluted net income attributable to 3SBio Inc. per share	0.53	0.69	0.64	0.10

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investment by owners and distributions to owners. The Group’s components of comprehensive income during the years ended December 31, 2010, 2011 and 2012 were net unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

Share-based payments

The Group adopts ASC 718-10: Compensation – Stock Compensation: Overall (“ASC 718-10”) for all share-based payments made by the Group. ASC 718-10 requires that all compensation cost related to employee share options or similar equity instruments be measured at grant date fair values of the awards. The Group recognizes compensation cost on a straight-line basis over the requisite service period, which is generally the same as the vesting period, for all awards with graded vesting. The Group adopts a lattice option-pricing model to determine the fair value of share options granted and forfeitures are estimated based on historical experience and are periodically reviewed.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Recently issued accounting standards

In July 2012, the Financial Accounting Standards Board (“FASB”) issued ASU 2012-02,

Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company does not expect that the adoption of ASU 2012-02 will have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. The Company does not expect that the adoption of ASU 2013-02 will have a material impact on its consolidated financial statements.

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Accounts receivable	116,491	117,771	18,904

Less: Allowance for doubtful accounts	(2,542)	(2,208)	(355)
Total accounts receivable, net	113,949	115,563	18,549

An analysis of the allowance for doubtful accounts is as follows:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

	December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	2,915	2,663	2,542	408
Charged to income	-	-	18	3
Credited to income	(234)	(111)	(352)	(56)
Written off against the allowance	(18)	(10)	-	-

Balance at end of year	2,663	2,542	2,208	355

The Group’s accounts receivable balances are all related to third-party customers. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

4. Inventories

Inventories consist of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Raw materials	3,391	5,617	902
Work-in-progress	15,223	16,651	2,673
Finished goods	6,682	10,559	1,695
Consumables and packaging materials	2,308	2,603	417

Total inventories	27,604	35,430	5,687

5. Prepaid expenses and other receivables

Prepaid expenses and other receivables consist of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Prepayments and other deposits	7,444	16,459	2,642
Loan receivable	2,000	-	-
Other receivables	17,228	19,184	3,079

Total prepaid expenses and other receivables	26,672	35,643	5,721

Prepayments and other deposits as of December 31, 2011 and 2012 include RMB 550,000 and RMB550,000 (US$88,000), respectively, of the current portion of prepaid land lease payment (Note 9), and RMB3,245,000 and RMB5,951,000 (US$955,000) of advances to employees, respectively. Prepayments and other deposits as of December

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

31, 2012 include RMB6,000,000 (US$963,000) prepayment to Shandong Qidu Pharmaceutical Co., Ltd. to acquire the manufacturing technology, trademark and exclusive distribution rights of Metadoxine.

Loan receivable as of December 31, 2011 was a short-term loan of RMB2,000,000 made to a third party. It was an uncollateralized three-month loan with interest rate mirrored to prevailing market rate. The loan was fully repaid in March 2012.

Other receivables mainly include interest receivable and other miscellaneous receivables.

6. Available-for-sale securities

At December 31, 2011 and 2012, the fair values of available-for-sale securities held by the Group are as follows:

	December 31, 2011
		Foreign
		currency	Gross
		translation	unrealized	Impairment
	Cost	adjustment	gain/(loss)	loss	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current portion:
Equity securities	30,192	(1,869)	(5,493)	-	22,830
Non-current portion:
Convertible promissory note	1,334	-	-	(1,334)	-
Corporate debt securities	11,360	(1,395)	883	-	10,848
	12,694	(1,395)	883	(1,334)	10,848
Total available-for-sale securities	42,886	(3,264)	(4,610)	(1,334)	33,678

	December 31, 2012
		Foreign
		currency	Gross
		translation	unrealized	Impairment	Fair	Fair
	Cost	adjustment	gain	loss	value	value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Current portion:
Equity securities	30,192	(2,156)	2,967	(20,427)	10,576	1,698
Non-current portion:
Corporate debt securities	11,360	(1,496)	1,368	-	11,232	1,803
Total available-for-sale securities	41,552	(3,652)	4,335	(20,427)	21,808	3,501

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The fair values of equity securities and corporate debt securities are based on quoted market prices at each reporting date. The fair value of the convertible promissory note was determined using the income approach.

The corporate debt securities held by the Group as of December 31, 2012 are interest-bearing at 4.625 - 7.5% per annum and are publicly traded outside the PRC.

On August 23, 2010, the Group purchased a US$4,500,000 (RMB29,700,000) convertible debenture from Isotechnika Pharma Inc. (“Isotechnika”) with interest rate of 7% per annum. The convertible debenture carries a three-year maturity from issuance and the Group can convert the debenture into Isotechnika’s common shares anytime before maturity at a fixed rate of Canadian Dollar (“CAD”) 0.155 per share. During the year ended December 31, 2010, the Group converted the entire debenture into 30,734,877 common shares and recorded the converted shares as equity securities in available-for-sale securities. The Group holds a 16.1% equity investment in Isotechnika and has appointed one member to Isotechnika’s six-member board of directors.

The share price of Isotechnika’s common shares decreased from CAD0.155 as of the conversion date to CAD0.04 as of September 30, 2012. Since the investment cost exceeded its fair value for more than 12 months as of September 30, 2012, the Group recognised an impairment loss of US$3,279,000 (RMB20,427,000) in September 2012. The share price recovered to CAD0.055 as of December 31, 2012, resulting in an unrealized gain of US$437,000 (RMB2,721,000) being recognized in other comprehensive income for the year ended December 31, 2012. Refer to Note 24 for details.

On November 30, 2010, the Group purchased a convertible promissory note (the “Note”) with par value of US$200,000 (RMB1,334,000) and an annual interest rate of 7.5% compounded on a quarterly basis. The Group determined that there was other-than-temporary impairment in the Note and recorded an impairment loss of US$200,000 (RMB1,334,000) in the year ended December 31, 2011. Refer to Note 24 for details.

(a) Impairment loss on available-for-sale securities

The Group evaluates whether unrealized losses on available-for-sale securities indicate other-than-temporary impairment.

Other than the impairment loss recorded for the investment in Isotechnika, there were no indicators of other-than-temporary impairment of the Group’s available-for-sale securities held as of December 31, 2012.

An unrealized holding gain of RMB21,335,000, unrealized holding loss of RMB26,545,000 and unrealized holding gain of RMB8,945,000 (US$1,436,000) on available-for-sale securities was recognized in accumulated other comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively.

Other-than-temporary impairment of available-for-sale securities is analyzed as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	-	-	1,334	214
Addition during the year	-	1,334	20,427	3,279
Balance at end of year	-	1,334	21,761	3,493

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

(b) Maturity information of available-for-sale securities at year-end

Maturities of the Group’s corporate debt securities classified as non-current available-for-sale are as follows:

	Year ended December 31,
	2012	2012
	RMB’000	US$’000
Due in one through five years	7,514	1,206
Due after five years through ten years	3,718	597

Total	11,232	1,803

7. Investment in non-consolidated affiliates

		Year ended December 31,
	Ownership	2011	2012	2012
Name of Company	percentage	RMB’000	RMB’000	US$’000
- Ascentage SH	40%	2,245	3,159	507
- APGC	40%	-	-	-
- JV ManageCo	30%	-	5,135	824
Total		2,245	8,294	1,331

The Group acquired a 40% equity interest in APGC and Ascentage SH at a cost of RMB1,131,000 and RMB2,000,000 in December 2010 and June 2010, respectively. APGC and Ascentage SH are controlled by the same group of shareholders. APGC was incorporated in Hong Kong in June 2009, while Ascentage SH was incorporated in the PRC in June 2009. APGC and Ascentage SH engage in R&D activities and hold and maintain certain pharmaceutical products IP rights. The Group invested RMB6,704,000 (US$1,076,000) to form JV ManageCo with DaVita China in June 2012. The Group and DaVita China hold 30% and 70% equity interest in JV ManageCo, respectively. JV ManageCo engages in providing dialysis services in Jilin and Liaoning province. The Group accounts for their investment in APGC, Ascentage SH and JV ManageCo under the equity method.

For the year ended December 31, 2010, the Group recognized its share of equity-method investment loss from APGC of RMB337,000, and its share of equity-method investment gain from Ascentage SH of RMB1,041,000, respectively.

For the year ended December 31, 2011, the Group recognized its share of equity-method investment loss from APGC of RMB794,000, and its share of equity-method investment loss from Ascentage SH of RMB796,000, respectively.

For the year ended December 31, 2012, the Group recognized its share of equity-method investment loss from APGC of nil, its share of equity-method investment gain from

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Ascentage SH of RMB914,000 (US$147,000) and its share of equity-method investment loss from JV ManageCo of RMB1,569,000 (US$252,000), respectively.

8. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Buildings	102,864	111,875	17,957
Plant and machinery	118,923	124,410	19,969
Motor vehicles	5,953	4,959	796
Furniture, fixtures and computer equipment	45,588	45,529	7,308
Construction-in-progress	10,919	41,003	6,581

	284,247	327,776	52,611
Less: Accumulated depreciation	(86,194)	(103,531)	(16,617)

Total property, plant and equipment	198,053	224,245	35,994

Construction-in-progress as of December 31, 2012 included machinery and equipment not ready for intended use, renovation of old facilities and construction of a new facility in Benxi City, Liaoning Province, the PRC.

The depreciation of all types of property, plant and equipment is calculated using the straight-line method over their respective estimated useful life. Depreciation expense was RMB13,906,000, RMB20,002,000 and RMB24,026,000 (US$3,856,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

All of the Group’s buildings are located in the PRC.

9. Prepaid land lease payment

Prepaid land lease payment represents the cost of land use rights of the Group and are analyzed as follows:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Prepaid land lease payment	20,419	20,419	3,277
Less: Accumulated amortization	(2,421)	(2,971)	(477)
Balance as of December 31, 2012	17,998	17,448	2,800
Including:
Non-current portion	17,448	16,898	2,712
Current portion	550	550	88

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The estimated amortization expense of prepaid land lease payment for the next five years and thereafter is as follows:

	RMB’000	US$’000
2013	550	88
2014	550	88
2015	550	88
2016	550	88
2017 and thereafter	15,248	2,448

Total	17,448	2,800

In 2005, the Group paid RMB9,924,000 for a land use right for a term of 30 years in respect of land located beside the existing plant of the Group. In 2011, the Group paid RMB9,826,000 for a land use right for a term of 50 years in respect of land located in Taizhou City, Jiangsu Province, the PRC and the certificate has not been issued at the balance sheet date due to administrative processing reasons.

These prepayments are charged to expense on a straight line basis over the lease term of 30 and 50 years respectively. Land lease expense for the years ended December 31, 2010, 2011 and 2012 was RMB353,000, RMB369,000 and RMB550,000 (US$88,000), respectively.

10. Prepayment and non-current deposits

Included in prepayment and non-current deposits as of December 31, 2011 and 2012 are prepayment for the acquisition of property, plant and equipment and other deposits of RMB16,801,000 and RMB7,469,000 (US$1,199,000), respectively, which are not expected to be utilized or recovered within one year.

11. Intangible assets, net

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Cost:
Exclusive distribution right	5,500	5,500	883
China IP rights	1,782	1,782	286
U.S. IP rights	4,047	4,047	650
Patent	8,097	8,097	1,300
Others	219	219	35
	19,645	19,645	3,154
Accumulated amortization:
Exclusive distribution right	3,575	4,675	751
China IP rights	89	178	29
U.S. IP rights	289	578	93
Patent	1,288	3,496	561
Others	18	33	5
	(5,259)	(8,960)	(1,439)
Intangible assets subject to amortization, net	14,386	10,685	1,715
IPR&D	35,229	35,229	5,655
Total intangible assets, net	49,615	45,914	7,370

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

The Group acquired a patent from an unrelated third party in 2011 with a period of validity of 20 years from February 1995. This is capitalized and amortized over the remaining period of the patent.

Amortization expense of RMB1,103,000, RMB2,781,000 and RMB3,791,000 (US$608,000) for the years ended December 31, 2010, 2011 and 2012, respectively, was included in cost of revenue.

The estimated amortization expense of intangible assets for the next five years and thereafter is as follows:

	RMB’000	US$’000
2013	3,426	550
2014	2,601	417
2015	577	93
2016	393	63
2017 and thereafter	3,688	592
Total	10,685	1,715

12. Deferred income

The Group’s deferred income includes deferred income relating to government grants and the unrecognized portion of the consulting service fees paid up front by DaVita China.

In August 1999, the Group received a government grant of RMB15,000,000, approved by the State Development Planning Committee of the PRC, for the purchase of plant and equipment costing a total of RMB45,029,000.

In December 2010, the Group received a government grant of RMB1,000,000 for a hemodialysis project, approved by a PRC provincial government. The grant was recorded in deferred grant income as at December 31, 2010.

In April 2012, the Group received a government grant of RMB8,672,000 (US$1,392,000) from Commission of Taizhou Pharmaceutical High-tech Industrial Park (”Taizhou Industrial Park”), for the construction of facilities in Taizhou Industrial Park. As the construction of facilities had not been started as of December 31, 2012, no amortization had been recorded as of December 31, 2012.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

In August 2012, the Group received consulting service fee of RMB4,822,000 (US$774,000) from DaVita China for consulting services to be provided by the Group to JV ManageCo for a three year period. The consulting service income is recognized on a straight-line basis over three years.

Amortization of deferred income was RMB374,000, RMB1,374,000, and RMB1,312,000 (US$211,000) for the years ended December 31, 2010, 2011 and 2012, respectively. Deferred income as of December 31, 2012 is expected to be amortized as follows:

	RMB’000	US$’000

2013	1,981	318
2014	1,981	318
2015	1,044	168
2016	374	60
2017 and thereafter	9,205	1,477

Total	14,585	2,341

The Group’s grant income is analyzed as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

R&D activities support	882	211	524	84
Amortization of deferred income	374	1,374	374	60
Total grant income	1,256	1,585	898	144

13. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Accrued selling and marketing expenses	19,069	33,176	5,325
Accrued salaries, bonus and welfare expenses	11,391	13,193	2,118
Other taxes payable	10,422	8,190	1,315
Payable to plant, property and equipment vendors	3,680	4,442	713
Payable to R&D service contractors	1,535	-	-
Advances from customers	733	1,114	179
Other accrued expenses	1,559	9,216	1,478
Total accrued expenses and other payables	48,389	69,331	11,128

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

14. Shareholders’ equity

(a) Share capital

The Company is authorized to issue up to 500 million shares with par value of $0.0001 per share, of which 154,473,159 and 155,635,016 shares were issued and outstanding as of December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, no preferred shares have been issued, nor does the Company have current plans to issue preferred shares.

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

During the year ended December 31, 2012, 99,008 ordinary shares were issued when vested options were exercised. All shares were issued at US$ 0.78 per share (US$ 5.45 per ADS). In addition, 1,062,849 shares were issued upon the fulfilment of the vesting period of nonvested shares and RSUs.

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

Transfers of RMB11,587,000, RMB15,613,000 and RMB20,070,000 (US$3,221,000) have been made to the statutory surplus reserve for the years ended December 31, 2010, 2011 and 2012, respectively.

The accumulated balances of this statutory surplus reserve maintained by the Company’s PRC consolidated entities as of December 31, 2010, 2011 and 2012 were RMB35,329,000, RMB50,942,000 and RMB71,012,000 (US$11,398,000), respectively.

The statutory surplus reserve is non-distributable but may be used to offset against previous years’ losses, if any, and may be converted into issued capital in proportion to the respective equity holding of the equity holders, provided that the balance of the reserve after such conversion is not less than 25% of the registered capital.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Under PRC laws and regulations, there are restrictions on these PRC-based consolidated entities with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC-based subsidiaries, and the net assets of the consolidated VIE and its subsidiary in which the Company has no legal ownership, totalling RMB258,057,000 (US$41,421,000) as of December 31, 2012.

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

The Group’s revenues are analyzed as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Domestic sales:
- EPIAO	250,854	317,889	372,912	59,857
- TPIAO	128,717	164,839	210,391	33,770
- Intefen	5,358	5,229	4,649	746
- Inleusin	2,041	2,788	2,963	476
- Iron	17,187	24,859	34,268	5,500
Export sales	12,211	23,890	40,040	6,427
Others	2,260	2,120	4,725	758

Total revenues	418,628	541,614	669,948	107,534

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

In 2008, the Company paid a non-refundable payment of US$1,000,000 to AMAG for the licensing right to commercialize and market ferumoxytolin the PRC which was immediately expensed as it had no other alternative use.The Company is required to make milestone payments of US$1,500,000 upon obtaining the regulatory approval from the China State Food and Drug Administration (“SFDA”) for the commercialization and marketing of ferumoxytol within the PRC and upon any other co-developed indications being approved by the SFDA for their commercialization and marketing within the PRC. The Company is also required to pay a royalty fee based on the future sales of ferumoxytol.

As of January 2010, the Company submitted an application for a registration clinical trial to SFDA in the PRC for ferumoxytol.

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

Under the terms of the agreements between the Group and APGC, and the Group and Ascentage SH, the Group paid consideration of RMB17,000,000 in funding APGC apoptosis related R&D programs (“APGC R&D programs”). A joint steering committee with members from the Group and APGC is responsible for monitoring the progress of the APGC R&D programs. In return, the Group has been granted the exclusive right in mainland China to develop and commercialize the cancer therapeutics that are developed through APGC R&D programs, while APGC will retain the rights in Hong Kong, Taiwan and Macau. RMB5,000,000, RMB6,000,000 and RMB6,000,000 (US$963,000) of the RMB17,000,000 prepayment has been utilized and expensed as R&D costs in the years ended December 31, 2010, 2011 and 2012, respectively. The Group may be required to pay future milestone payments and royalty payments to APGC after the commercialization of apoptosis. Such terms are still under negotiation.

As of December 31, 2012, the Group has determined that APGC and Ascentage SH are VIEs but the Group is not the primary beneficiary as the Group does not have the power to direct or control the operational activities that most significantly impact the economic performance of these VIEs. As such, the Group accounts for their investment in APGC and Ascentage SH as equity method investments. As required by ASC 810-10, the Group continually assesses whether it is the primary beneficiary of APGC and Ascentage SH.

A tabular comparison of the carrying amount of the Group’s investment in both APGC and Ascentage SH, by category, as at December 31, 2012 and the maximum exposure to loss, is presented below:

	Carrying value of investment in VIE			Maximum
	Equity	R&D		exposure
	investment	prepayment	Total	to loss
	RMB ’000	RMB ’000	RMB ’000	RMB ’000
APGC	-	-	-	-
Ascentage SH	3,159	-	3,159	3,159

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

The Group made an upfront non-refundable licensing payment of US$1,500,000 in December 2010 and may be required to pay milestone payments when certain criteria are met, as well as ongoing royalties based on sales of voclosporin. The upfront licensing payment was expensed as R&D costs in the year ended December 31, 2010 as it was determined that it had no alternative use.

(d) DaVita

In February 2012, the Group entered into a collaboration agreement with DaVita, a leading provider of kidney care services for those diagnosed with chronic kidney disease, to provide kidney care services in Jilin and Liaoning, two provinces in northeastern China. A total investment of US$20,000,000 is expected to be made with DaVita and the Group contributing 70% and 30%, respectively. Pursuant to the collaboration agreement, the Group is to transfer the control of the Clinical Centers owned by Sunshine Tech to JV ManageCo, a newly formed joint venture established in June 2012 for the purpose of providing dialysis services in Jilin and Liaoning province. Davita China and the Group hold 70% and 30% of equity interest in JV ManageCo, respectively. In addition, the Group and DaVita have agreed to enter into a supply agreement for the Group to provide DaVita with anemia management drugs in China. On July 18, 2012, DaVita China and Shenyang Sunshine entered into a Consulting Service Agreement (“CSA”) whereby DaVita China engaged Shenyang Sunshine to provide consulting services. Total consideration of USD760,000 was prepaid by DaVita China for a service term of three years. Service income of RMB938,000 (US$151,000) has been recorded in other income/(loss). Refer to Note 20 for details.

On August 1, 2012, JV ManageCo entered into Management Service Agreements (the “MSAs”) with each of the Clinical Centers. Pursuant to the MSAs, the Clinical Centers engage and appoint JV ManageCo to be the exclusive provider of the services as defined in the MSAs. Without the prior consent of JV ManageCo, Sunshine Tech cannot transfer its equity interest or assets in the Clinical Centers to any third party. Sunshine Tech has the right to appoint two members to the six-member Board of Directors while DaVita China appoints the majority of the members such that DaVita China can unilaterally make all decisions related to the operations of the Clinical Centers and JV ManageCo. The services fees payable under the MSAs are based on certain percentage of net revenue derived by the Clinical Centers. In addition, DaVita China and Sunshine Tech commits to fund any losses incurred by the Clinical Centers in proportion to their equity interest in JV ManageCo.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

As a result, the power to direct the activities that most significantly impact the economic performance of the Clinical Centers and the obligation to absorb substantially all of the expected losses and receive substantially all of the economic benefits of the Clinical Centers was transferred from Sunshine Tech to JV ManageCo and the Group deconsolidated the assets and liabilities of the Clinical Centers and recognized a loss on deconsolidation of the Clinical Centers of RMB7,645,000 (US$1,228,000) in other income/(loss) as Sunshine Tech only retained a 30% equity interest in the Clinical Centers through their investment in JV ManageCo. Refer to Notes 7 and 20 for details.

In October 2012, DaVita China agreed to reimburse Sunshine Tech for certain expenses related to the development and operation of the Clinical Centers from January 1, 2012 until the establishment of JV ManageCo. As a result, the Company recognized a receivable from DaVita China and other income of US$910,000 (RMB5,692,000) for the year ended December 31, 2012. Refer to Note 20 for details.

17. Taxation

(a) Income taxes

Cayman Islands and British Virgin Islands Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Collected Mind, are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company or Collected Mind, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

U.S. Tax

IP Series and Assets Series, as part of 3SBio, LLC, are subject to U.S. taxes. For the year ended December 31, 2011, both IP Series and Assets Series had no taxable income. For the year ended December 31, 2012, Assets Series had no taxable income. IP Series was dissolved in July 2012 and had no U.S. taxable income.

Hong Kong Tax

Hong Kong profits tax has not been assessed on HK Sunshine as the Group had no assessable profits arising in Hong Kong during the year ended December 31, 2011 and 2012.

PRC Tax

Under the current PRC Enterprise Income Tax (“EIT”) Law which has been effective since 2008, domestic enterprises and foreign investment enterprises (the "FIE") are subject to, with limited exceptions, a unified 25% enterprise income tax rate, except for certain entities that enjoy tax holidays.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Under the EIT Law, an enterprise established outside of the PRC with effective management located in the PRC may be considered a resident enterprise and be subject to the EIT on its worldwide income. The Implementation Regulations of the EIT Law further defines effective management as substantial and overall management having control over production and business operations, personnel, accounting and properties of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the applicable PRC EIT rate on its worldwide income. The Company believes the current administrative practice and interpretation does not apply the concept of “place of effective management” to them. The Company has not accrued for PRC tax on such basis. Management will continue to monitor the related development and application and its tax position.

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

Shenyang Sunshine is entitled to an extra 50% reduction on qualified R&D expenditures according to the EIT law.

Income tax expense/(benefit) represents PRC income tax as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Current	20,697	28,651	30,477	4,892
Deferred	1,075	(441)	(599)	(96)
Total	21,772	28,210	29,878	4,796

The components of income/(losses) before income tax expense are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

PRC	137,141	176,302	191,774	30,781
Other Countries	(34,083)	(39,932)	(59,321)	(9,522)
	103,058	136,370	132,453	21,259

The loss before tax expense for Other Countries refers to the Company and Collected Mind located outside the PRC.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The following is a reconciliation of total income tax expense to the amounts computed by applying the PRC income tax rate of 25% for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Income before income tax expense	103,058	136,370	132,453	21,259
Computed tax expense at statutory rate of 25%	25,765	34,093	33,113	5,315

Increase/(reduction) in income taxes:
International rate differences	5,277	8,613	14,830	2,380
PRC preferential tax rates	(11,523)	(18,043)	(20,295)	(3,258)
Non-deductible expenses	847	2,653	5,970	958
Non-taxable income	(56)	(116)	(1,708)	(274)
Change in valuation allowance on deferred tax assets	1,177	1,167	1,260	202
Tax concession for R&D costs	(1,706)	(1,743)	(3,649)	(586)
Withholding income tax	2,163	1,421	159	26
Others	(172)	165	198	33

Income tax expense	21,772	28,210	29,878	4,796
Effective tax rate %	21.1%	20.7%	22.6%	22.6%

As of December 31, 2012 the Group has unused tax losses of RMB11,888,000 (US$1,907,000). The tax losses will expire as follows if unutilized by:

	RMB’000	US$’000

2013	233	37
2014	313	50
2015	2,922	469
2016	6,513	1,045
2017	1,907	306

	11,888	1,907

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Property, plant and equipment	312	335	53
Accounts receivable	525	433	70
Long-term receivable	61	91	15
Inventories	149	97	16
Accrued expenses	2,630	3,679	590
Deferral of R&D costs for tax purposes	56	-	-
Prepayment and other receivable	(5)	249	40
Tax loss carry forwards	2,269	2,972	477

Total deferred tax assets	5,997	7,856	1,261

Less: valuation allowance	(2,985)	(4,245)	(681)

Net deferred tax assets	3,012	3,611	580
Consolidated balance sheet classification:
Current	2,750	3,276	526
Non-current	262	335	54
Total	3,012	3,611	580

An analysis of the valuation allowance is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	641	1,818	2,985	479
Charged to income	1,177	1,167	1,260	202

Balance at end of year	1,818	2,985	4,245	681

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management provided valuation allowances of RMB2,985,000 and RMB4,245,000 (US$681,000) as of December 31, 2011 and 2012, respectively.

As of December 31, 2012, the Company intends to indefinitely reinvest the earnings of its foreign subsidiaries. Determination of the amount of the unrecognized deferred tax liability related to distributing these earnings is not practicable. Further, the Company has not recorded deferred tax on the outside basis of Liaoning Sunshine, the VIE of the Group, as Liaoning Sunshine is currently in an accumulated loss position.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

In accordance with ASC 740-10, the Group did not have any significant unrecognized tax benefits for the years ended December 31, 2011 and 2012. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The income tax returns of the Group’s operating entities in the PRC for the years from 2011 to 2012 are open to examination by the PRC state and local tax authorities.

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

18. Share-based compensation

On September 5, 2006, the Company adopted the 2006 stock incentive plan (the “2006 Plan”) pursuant to which the shares, share options, restricted shares and RSUs of the Company can be granted to directors and employees upon the approval by the board of directors or the compensation committee of the board of directors. Under the 2006 Plan, the Company is authorized to issue up to 10,000,000 shares plus a number of shares equal to 10% of any additional shares of the Company issued following the date of the adoption of the 2006 Plan by the board of directors. The 2006 Plan will remain in effect for ten years from the date of adoption, unless otherwise extended. The term of each option granted under the 2006 Plan may not exceed five years from the date of grant.

On March 31, 2010, the Company adopted the 2010 equity incentive plan (the “2010 Plan”) which provides for the grant of share options, share appreciation rights, dividend equivalent rights, shares, restricted shares and restricted share units of the Company to employees, directors and consultants. Under the 2010 Plan, the Company is authorized to issue up to 22,500,000 ordinary shares, subject to possible adjustments. The 2010 Plan is administered by the board of directors or the compensation committee of the board of directors. With respect to the grant of awards to employees or consultants who are neither directors nor officers, the board of directors may authorize one or more officers to grant such awards. The purpose of the plan is to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the company’s business. The 2010 Plan became effective in April 2010. It will continue to be in effect for a term of ten years unless terminated sooner.

(a) Nonvested Shares and Restricted Share Units

In January 2012, the Company granted 69,706 and 2,380,294 shares to independent directors and employees pursuant to the 2010 Plan. The shares granted to employees will either cliff vest on the seventh anniversary or vest in four equal tranches on the first, second, third and fourth anniversary from the date of grant. The shares granted to the independent directors will vest as follows: 50% six months after the date of grant and another 50% one year after the date of grant.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

In May 2012, the Company granted 1,820,000 shares to executive management pursuant to the 2010 Plan. There are no transferability restrictions attached to the shares. Grants to the executive management will vest on the seventh anniversary of the grant date.

A summary of the status of the Company’s shares and RSUs as of December 31, 2011 and the changes during the year ended December 31, 2012, is presented below:

		Weighted		Weighted
		average		average
	Number of	grant-date		grant-date
	nonvested	fair value	Number of	fair value
	shares	(per share)	RSUs	(per RSU)
		US$		US$
Nonvested at December 31, 2011	4,916,321	1.86	1,898,750	1.55
Awarded	4,270,000	1.62	-	-
Vested	(113,474)	1.45	(949,375)	1.55
Nonvested at December 31, 2012	9,072,847	1.75	949,375	1.55

As of December 31, 2012, total unrecognized compensation costs related to shares and RSUs amounted to RMB53,417,000 (US$8,574,000) and RMB1,651,000 (US$265,000), respectively, which is expected to be recognized over a weighted-average period of 1 year and 2.77 years, respectively. The weighted-average grant date fair value of shares and RSUs was US$1.58, US$2.20 and US$1.62 for the years ended December 31, 2010, 2011 and 2012. The total fair value of vested shares during the years ended December 31, 2010, 2011 and 2012, was RMB11,024,000, RMB10,341,000 and RMB10,211,000 (US$1,639,000), respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation. The aggregate intrinsic value of shares and RSUs as of December 31, 2012 was RMB121,668,000 (US$19,529,000).

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

No share options were granted from 2010 to 2012.

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

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The following table summarizes the share option activity for the year ended December 31, 2012:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	Intrinsic
	options	price	life	Value
		US$	Years	US$
Outstanding, December 31, 2011	1,041,804	0.78	2.25	708,427
Forfeited	(3,963)	0.78
Exercised	(99,008)	0.78

Outstanding, December 31, 2012	938,833	0.78	1.25	1,097,083
Vested and expected to vest at December 31, 2012	938,833	0.78	1.25	1,097,083
Exercisable at December 31, 2012	938,833	0.78	1.25	1,097,083

The aggregate intrinsic value in the table above represents the value of the Company’s closing stock price on the last trading day in 2012 in excess of the exercise price of share options. Total intrinsic value of share options exercised for the three years ended December 31, 2010, 2011 and 2012 was US$706,000, US$875,000 and US$101,000 (RMB629,000), respectively.

As of December 31, 2012, total unrecognized compensation costs related to unvested share options amounted to nil.

The Company did not grant any share options in the years ended December 31, 2010, 2011 and 2012. The total fair value of share options vested during the years ended December 31, 2010, 2011 and 2012 was RMB3,281,000, RMB1,542,000 and RMB1,558,000 (US$250,000), respectively.

(c) Compensation cost

Total compensation cost (for shares, RSUs and share options) recognized is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	1,007	423	872	140
Research and development costs	6,864	7,316	8,231	1,321
Sales, marketing and distribution expenses	907	815	720	116
General and administrative expenses	15,720	12,639	13,021	2,090

Charged to income statement	24,498	21,193	22,844	3,667
Capitalized as property, plant and equipment	189	319	415	67
Capitalized as inventory	-	277	402	65
Total share-based compensation cost	24,687	21,789	23,661	3,799

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

19. Long-term receivables

Long-term receivables, net, consist of the following:

	December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Long-term receivables	3,929	3,173	509
Less: Allowance for doubtful accounts	(818)	(818)	(131)
Total long-term receivables, net	3,111	2,355	378

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	-	-	818	131
Charged to income	-	818	-	-

Balance at end of year	-	818	818	131

The allowance for doubtful accounts was charged to the consolidated statements of income during 2011. The Group’s long-term receivables are due from third-party customers, and are to be repaid in monthly instalments over the next 1.5 to 3.25 years. The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group does not obtain collateral from customers.

20. Other income/(loss), net

The Group’s other income, net, consists of the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

Recovery of investor relationship fees	2,065	1,895	528	85
Exchange gains/(loss)	(249)	176	179	29
Gain/(loss) on disposal of property, plant and equipment	371	(2,226)	(268)	(43)
Withholding business tax	(1,082)	(874)	-	-
Loss on deconsolidation of Clinical Centers (Note 16)	-	-	(7,645)	(1,228)
Recovery of expenditures in the Clinical Centers (Note 16)	-	-	5,692	910
Consulting service income (Note 16)	-	-	938	151
Others	201	178	(418)	(67)

Total other income/(loss), net	1,306	(851)	(994)	(160)

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

21. Related party transactions

The Company’s related party transactions are all incurred in the normal course of conducting its business, and are with its equity investees, APGC and its wholly owned subsidiary, Ascentage Jiangsu, Ascentage SH as well as JV ManageCo. The prepayments of R&D represent the upfront R&D funding for the APGC R&D programs. Loan receivable represent an uncollateralized loan with interest of 5.6% to JV ManageCo.

A summary of these transactions for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000

R&D costs	5,000	6,000	6,000	963

The due from related parties balance as of December 31, 2011 and 2012 are as follows:

	As at December 31,
	2011	2012	2012
	RMB’000	RMB’000	US$’000

Prepayment of R&D costs	6,000	-	-
Loan receivable	-	1,263	203
Total	6,000	1,263	203

22. Commitments and contingencies

(a) Operating lease commitments

The Group leases land from the PRC government under operating leases (Note 9). Operating lease charges are prepaid in full at the inception of the lease. The Group also leases staff quarters and motor vehicles under operating leases. The leases typically run for a period of one year.

For the years ended December 31, 2010, 2011 and 2012, total rental expenses for operating leases, including land lease expense, were RMB885,000, RMB2,282,000 and RMB3,470,000 (US$557,000), respectively.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

As of December 31, 2012, total future minimum lease payments under non-cancellable operating leases are as follows:

	RMB’000	US$’000

2013	712	114
2014	44	7
2015	-	-
Total	756	121

(b) Capital commitments

Capital commitments for purchase, installation and construction of property, plant and equipment as of December 31, 2012 are RMB38,537,000 (US$6,186,000), among which RMB15,100,000 (US$2,400,000) relates to the construction of the new facility in Benxi. They are all due within the next year.

23. Accumulated balances related to each component of other comprehensive income

	Net unrealized	Foreign	Accumulated
	gain/(loss) on	currency	other
	available-for- sale	translation	comprehensive
	securities	adjustments	loss
	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	600	(101,208)	(100,608)
Other comprehensive income/(loss)	21,335	(10,258)	11,077
Balance as of December 31, 2010	21,935	(111,466)	(89,531)

Other comprehensive loss	(26,545)	(10,214)	(36,759)
Balance as of December 31, 2011	(4,610)	(121,680)	(126,290)
Other comprehensive gain/(loss)	8,945	(1,974)	6,971
Balance as of December 31, 2012	4,335	(123,654)	(119,319)
Balance as of December 31, 2012 (US$’000)	696	(19,848)	(19,152)

The net unrealized gain/(loss) on available-for-sale securities arising during the year and the amount of realized gain/(loss) reclassified out of accumulated other comprehensive income into earnings and recognized in net income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
Net unrealized (loss)/gain in available- for-sale securities arising during the year	21,335	(27,879)	(11,482)	(1,843)
Less: reclassification adjustment for realized loss included in net income on providing impairment on available- for-sale securities	-	(1,334)	(20,427)	(3,279)

Net unrealized gain/(loss) in available- for-sale securities recognized in other comprehensive income	21,335	(26,545)	8,945	1.436

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

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

Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale securities, at fair value. Cash and cash equivalents, restricted cash, time deposits with financial institutions and available-for-sale debt and equity securities are valued using quoted market prices. The convertible promissory note issued by Uricase was initially recognized at the purchase price. During 2011, the Note was written down to zero value and an impairment loss of US$200,000 (RMB1,334,000) was recorded. For the year ended December 31, 2012, the Group recorded an impairment loss of RMB20,427,000 (US$3,279,000) related to its investment in Isotechnika (Note 6).

Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2011
	Quoted prices in active	Total fair value
	market for identical assets
	(Level1)
	(RMB’000)	(RMB’000)	(US$’000)

Cash and cash equivalents	245,813	245,813	39,056
Restricted cash	665	665	106
Time deposits with financial institutions	519,201	519,201	82,492
Available-for-sale securities	33,678	33,678	5,351

	799,357	799,357	127,005

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

	As of December 31, 2012
	Quoted prices in active	Total fair value
	market for identical assets
	(Level1)
	(RMB’000)	(RMB’000)	(US$’000)

Cash and cash equivalents	450,557	450,557	72,319
Restricted cash	668	668	107
Time deposits with financial institutions	441,294	441,294	70,832
Available-for-sale securities	21,808	21,808	3,501

	914,327	914,327	146,759

For the year ended December 31, 2012, none of the Group’s assets were measured and recorded at fair value on a recurring basis, using other inputs (Level 2) and significant unobservable inputs (Level 3).

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, including IPR&D, and fixed assets, would be measured at fair value only if they were determined to be other-than-temporarily impaired. There was no impairment on such assets as of December 31, 2012.

25. Subsequent events

(a) Merger agreement for “Going private” transaction

On February 8, 2013, the Company announced that it has entered into an agreement and plan of merger (the "Merger Agreement") with Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), and Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the "Merger"). If completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the NASDAQ Global Market ("NASDAQ"). The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee formed by the Board of Directors (the "Independent Committee"), approved the Merger Agreement and the Merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and authorize the Merger Agreement and the Merger.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

Pursuant to the terms of the Merger Agreement, each of the Company’s ordinary shares (a "Share"), including Shares represented by ADS, each representing seven Shares, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$2.20 in cash per Share, or US$15.40 per ADS, without interest, except for (i) the Shares beneficially owned by Parent, Merger Sub or certain Shares beneficially owned by certain directors, officers or employees of the Company (collectively, the "Rollover Shareholders"), and certain restricted shares and restricted share units issued by the Company to the Rollover Shareholders (collectively, the "Consortium Shares"), (ii) the Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) the Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

On March 24, 2013 the Company announced that it has called an extraordinary general meeting of shareholders (the "EGM"), to be held on April 25, 2013 to consider and vote on the proposal to adopt the Merger Agreement.

On April 22, 2013 the Company announced that the Independent Committee has received a proposal letter (the "Proposal Letter") dated April 22, 2013 from Dr. Lou, and CITIC PE, in connection with the proposed merger under the agreement and plan of merger dated as of February 8, 2013, by and among the Company, Parent and Merger Sub. In the Proposal Letter, Dr. Lou and CITIC PE proposed to increase the merger consideration payable to holders of ordinary shares, par value $0.0001 per share, of the Company (the "Shares"), and holders of American Depository Shares of the Company, each representing seven Shares (the "ADSs"), from $2.20 per Share, or $15.40 per ADS, under the Merger Agreement to $2.3857 per Share, or $16.70 per ADS, pursuant to a proposed amendment to the Merger Agreement.

On April 24, 2013 the Company announced that it has entered into an amendment (the "Amendment") to its previously announced agreement and plan of merger dated as of February 8, 2013, by and among Parent, Merger Sub and the Company (the "Merger Agreement", and the Merger Agreement as so amended, the "Amended Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent. The Amendment follows the revised "going private" proposal from Dr. Lou, and CITIC PE (and together with Dr. Lou, the "Buyer Consortium") to increase the merger consideration under the Merger Agreement that was received and announced by the Company on April 22, 2013. If completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the NASDAQ.

Pursuant to the Amendment, the merger consideration payable to holders of ordinary shares, par value $0.0001 per share, of the Company (the "Shares"), and holders of ADSs, under the Merger Agreement is increased from $2.20 per Share, or $15.40 per ADS, to $2.3857 per Share, or $16.70 per ADS. Parent intends to finance the increase in the merger consideration through a combination of additional convertible note financing from CITIC PE and additional cash in the Company.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee, has approved the Amended Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that shareholders and ADS holders of the Company vote to approve and adopt the Amended Merger Agreement and the transactions contemplated thereby, including the Merger. The Independent Committee, which is composed solely of independent directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Amended Merger Agreement with the assistance of its legal and financial advisors.

3SBio Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be reconvened as soon as a date is selected.

The Merger contemplated in the Amended Merger Agreement, which is currently expected to close during the second quarter of 2013, is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing two-thirds or more of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, as well as certain other customary closing conditions.

On April 25, 2013 the Company announced that, at the duly convened EGM held at 10:00am Beijing time on April 25, 2013, Dr. Lou, as the chairman of EGM, declared that EGM be adjourned to a later date as soon as practicable in order to allow additional time for the Company to provide updated information to the shareholders regarding the Merger Agreement, dated as of February 8, 2013, by and among Parent, Merger Sub and the Company, as amended by the Amended Merger Agreement. Apart from the adjournment of the EGM, no other business was conducted at the EGM. The Company expects to file with the SEC and send to shareholders promptly a supplement to the definitive proxy statement dated March 25, 2013 relating to the Amended Merger Agreement. The Company will give notice to shareholders of the date on which the adjourned EGM will be reconvened as soon as a date is selected.

On April 26, 2013 the Company filed with the SEC a draft supplement to the definitive Proxy statement dated March 25, 2013 relating to the Amended Merger Agreement.